As confidentially submitted with the U.S. Securities and Exchange Commission on March 24, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nvni Group Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(+55 11) 5642-3370

(Address, including Zip Code, and Telephone Number, including Area Code, of Principal Executive Offices)

Nuvini S.A.

Avenida Presidente Juscelino Kubitschek, 2041, ,

Complexo JK, Torre B, 5o Andar

Vila Olímpia, Sao Paulo, SP, Brazil 04543-011

(+55 11) 5642-3370

(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies to:

Edward S. Best, Esq. Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 701-7100	Carlos Motta, Esq. Tauil & Chequer Advogados (an affiliate of Mayer Brown LLP) Avenida Presidente Juscelino 1455 – 5°, 6° e 7° andares São Paulo/SP, Brazil 04543-011 (+55 11) 2504-4204	Ryan J. Maierson, Esq. Drew Capurro, Esq. Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and all other conditions to the proposed Business Combination described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities

Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, Nvni Group Limited (“New Nuvini”) is omitting Nuvini S.A.’s financial statements as of and for the year ended December 31, 2020 and as of and for the six-months ended June 30, 2022 and June 30, 2021 and Mercato Partners Acquisition Corporation’s financial statements as of and for the nine months ended September 30, 2022, and for the period from February 22, 2021 (inception) through September 30, 2021, in each case, because they relate to a historical periods that New Nuvini believes will not be required to be included in the proxy statement/prospectus at the time of the contemplated public filing of the registration statement. New Nuvini intends to amend the registration statement to include all financial information required by Regulation S-X, including Mercato Partners Acquisition Corporation’s financial statements and the accompanying notes thereto as of and for the year ended December 31, 2022, and Nuvini S.A’s financial statements and the accompanying notes thereto as of and for the year ended December 31, 2022, at or before the date such amended registration statement is publicly filed.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to Completion, dated March 24, 2023

PROXY STATEMENT/PROSPECTUS

PROXY STATEMENT FOR SPECIAL MEETING OF MERCATO PARTNERS ACQUISITION CORPORATION AND PROSPECTUS FOR ORDINARY SHARES OF NVNI GROUP LIMITED

LETTER TO STOCKHOLDERS OF MERCATO PARTNERS ACQUISITION CORPORATION

Dear Mercato Partners Acquisition Corporation Stockholders:

On February 26, 2023, Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New Nuvini”), Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Mercato Partners Acquisition Corporation, a Delaware corporation (“Mercato”), entered into a Business Combination Agreement (as may be amended from time to time, the “Business Combination Agreement”), pursuant to which, among other things, Nuvini Shareholders will contribute (the “Contribution”) to New Nuvini all of the issued and outstanding ordinary shares, par value $0.00001 per share, of Nuvini ( “Nuvini Ordinary Shares”) in exchange for newly issued ordinary shares, par value $0.00001 per share, of New Nuvini (“New Nuvini Ordinary Shares”) and (ii) Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini (the “Merger” and together with the Contribution and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

At the closing of the Business Combination (the “Closing”), (i) each unit (“Mercato Unit”) issued in Mercato’s initial public offering (the “Mercato IPO”) that is issued and outstanding immediately prior to the time the Merger becomes effective (the “Merger Effective Time”) will be automatically separated and the holder thereof will be deemed to hold one (1) share of Mercato’s Class A common stock, par value $0.0001 per share (“Mercato Class A Common Stock”) and one-half (1/2) of one public warrant to purchase one share of Mercato Class A Common Stock at a price of $11.50 per share (a “Public Warrant”), (ii) each share of Mercato Class A Common Stock and each share of Mercato’s Class B common stock, par value $0.0001 per share (“Mercato Class B Common Stock” and together with Mercato Class A Common Stock, “Mercato Common Stock”), issued and outstanding immediately prior to the Merger Effective Time will be automatically canceled and converted into the right to receive one New Nuvini Ordinary Share, with a value ascribed to each such New Nuvini Ordinary Share of $10.00 and (iii) each Public Warrant and each private placement warrant, purchased concurrently with the closing of the Mercato IPO, to purchase one share of Mercato Class A Common Stock at a price of $11.50 per share (“Private Placement Warrant”), outstanding and unexercised immediately prior to the Merger Effective Time will cease to represent a right to acquire Mercato Common Stock and will convert into a warrant to purchase one New Nuvini Ordinary Share at a price of $11.50 (“New Nuvini Warrant”), on substantially the same contractual terms and thereupon be assumed by New Nuvini pursuant to the warrant assignment, assumption and amendment agreement (the “New Nuvini Warrant Agreement”).

Mercato Units, Mercato Class A Common Stock and Public Warrants are currently listed on the Nasdaq Global Market LLC (“Nasdaq”), under the symbols “MPRAU,” “MPRA,” and “MPRAW,” respectively. New Nuvini, Mercato, and Nuvini will use their respective reasonable best efforts to cause the New Nuvini Ordinary Shares issued in connection with the proposed transactions (including the New Nuvini Ordinary Shares issuable upon exercise of the Mercato Warrants to be issued by New Nuvini in connection with the Business Combination) and the New Nuvini Warrants to be approved for listing on Nasdaq (or another public stock market or exchange in the United States as may be agreed by Mercato and Nuvini) in connection with the Closing.

Mercato is holding a special meeting of its stockholders in order to obtain the stockholder approvals necessary to consummate the Business Combination. At the Mercato special meeting of stockholders, which will be held on                , 2023, at    a.m., Eastern time, via live webcast at     ,     unless postponed or adjourned to a later date, Mercato will ask its stockholders to adopt the Business Combination Agreement, thereby approving the Business Combination, and approve the other proposals described in the accompanying proxy statement/prospectus.

In addition, following the execution of the Business Combination Agreement, all of Nuvini’s shareholders entered into a Contribution and Exchange Agreement (the “Contribution Agreement”) with New Nuvini, pursuant to which, among other things, at the time the Contribution becomes effective (the “Contribution Effective Time”), each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed to New Nuvini, free and clear of all liens described under the Contribution Agreement, other than potential restrictions on resale under applicable securities laws, and the Nuvini Shareholders will subscribe for, and be issued in exchange for such contribution, a number of New Nuvini Ordinary Shares equal to the product of (a) the number of Nuvini Ordinary Shares outstanding at the Contribution Effective Time multiplied by (b) an “Exchange Ratio” (as calculated in accordance with the Business Combination Agreement), upon which Nuvini will become a direct, wholly-owned subsidiary of New Nuvini.

After careful consideration, the respective Mercato and Nuvini boards of directors have unanimously approved the Business Combination Agreement, the Mercato board of directors has approved the other proposals described in the accompanying proxy statement/prospectus, and each of the Mercato and Nuvini boards of directors has determined that it is advisable to consummate the Business Combination. The Mercato board of directors recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about New Nuvini, Mercato, Nuvini, the Business Combination Agreement, the Business Combination and the proposed transactions is contained in the accompanying proxy statement/prospectus. You should read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 45 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Morrow Sodali LLC, Mercato’s proxy solicitor, toll-free at (800) 662-5200 or collect at (203) 658-9400 or email at MPRA.info@investor.morrowsodali.com.

On behalf of our board of directors, I thank you for your support and look forward to the successful consummation of the Business Combination.

Sincerely,

Greg Warnock
, 2023	Chairman and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated                , 2023, and is expected to be first mailed or otherwise delivered to Mercato stockholders on or about                , 2023.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that the accompanying proxy statement/prospectus describes other than those contained in the accompanying proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by New Nuvini, Mercato or Nuvini. The accompanying proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of the accompanying proxy statement/prospectus nor any distribution of securities made under the accompanying proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of New Nuvini, Mercato or Nuvini since the date of the accompanying proxy statement/prospectus or that any information contained therein is correct as of any time subsequent to such date.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF MERCATO PARTNERS ACQUISITION CORPORATION

TO BE HELD                , 2023

To the Stockholders of Mercato Partners Acquisition Corporation:

NOTICE IS HEREBY GIVEN that a special meeting (the “Mercato Special Meeting”) in lieu of the 2023 annual meeting of stockholders of Mercato Partners Acquisition Corporation, a Delaware corporation (“Mercato,” “we,” “our” or “us”), will be held on                 , 2023, at      a.m., Eastern time, via live webcast at         . You are cordially invited to attend the Mercato Special Meeting for the following purposes:

1.

Proposal No. 1—The “Business Combination Proposal”—to approve and adopt the Business Combination Agreement, dated as of February 26, 2023 (as may be amended from time to time, the “Business Combination Agreement”), by and among Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New Nuvini”), Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Mercato Partners Acquisition Corporation, a Delaware corporation (“Mercato”), and the transactions contemplated thereby, pursuant to which, among other things, Nuvini shareholders will contribute (the “Contribution”) to New Nuvini all of the issued and outstanding ordinary shares, par value $0.00001 per share, of Nuvini ( “Nuvini Ordinary Shares”) in exchange for newly issued ordinary shares, par value $0.00001 per share, of New Nuvini ( “New Nuvini Ordinary Shares”) and (ii) Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini (the “Merger” and together with the Contribution and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”);

2.

Proposal No. 2—The “Merger Proposal”—to approve and adopt the Merger, pursuant to which, Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini, each unit (“Mercato Unit”) issued in Mercato’s initial public offering (the “Mercato IPO”) that is issued and outstanding immediately prior to the time the Merger becomes effective (the “Merger Effective Time”) will be automatically separated and the holder thereof will be deemed to hold one (1) share of Mercato’s Class A common stock, par value $0.0001 per share (“Mercato Class A Common Stock”) and one-half (1/2) of one public warrant to purchase one share of Mercato Class A Common Stock at a price of $11.50 per share (“Public Warrant”), each share of Mercato Class A Common Stock and each share of Mercato’s Class B common stock, par value $0.0001 per share (“Mercato Class B Common Stock” and together with Mercato Class A Common Stock, “Mercato Common Stock”), issued and outstanding immediately prior to the Merger Effective Time will be automatically canceled and converted into the right to receive one New Nuvini Ordinary Share, with a value ascribed to each such New Nuvini Ordinary Share of $10.00 and each Public Warrant and each private placement warrant, purchased concurrently with the closing of the Mercato IPO, to purchase one share of Mercato Class A Common Stock at a price of $11.50 per share (“Private Placement Warrant”), outstanding and unexercised immediately prior to the Merger Effective Time will cease to represent a right to acquire Mercato Common Stock and will convert into a warrant to purchase one New Nuvini Ordinary Share at a price of $11.50 (“New Nuvini Warrant”), on substantially the same contractual terms and thereupon be assumed by New Nuvini pursuant to the warrant assignment, assumption and amendment agreement (the “New Nuvini Warrant Agreement”) and

3.

Proposal No. 3—The “Adjournment Proposal”—to adjourn the Mercato Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Mercato Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for a vote.

The closing of the Business Combination (the “Closing”) is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus. It is important for you to note that in the event the Business Combination Proposal and the Merger Proposal are not approved, Mercato will not consummate the Business Combination.

Only holders of record of Mercato Common Stock at the close of business on                , 2023 (the “Record Date”) are entitled to notice of the Mercato Special Meeting and to vote at, the Mercato Special Meeting and any adjournments or postponements of the Mercato Special Meeting. A complete list of Mercato stockholders of record entitled to vote at the Mercato Special Meeting will be available for ten days before the Mercato Special Meeting at the principal executive offices of Mercato for inspection by stockholders during ordinary business hours for any purpose germane to the Mercato Special Meeting.

Pursuant to the Mercato Certificate of Incorporation, Mercato is providing its public stockholders (“Public Stockholders”) with the opportunity to redeem, upon the Closing, the shares of Class A Common Stock (the “Public Shares”) issued in the Initial Public Offering then held by them for an amount in cash equal to their pro rata share of the aggregate amount on deposit (as of the second business days prior to the Closing) in the trust account (the “Trust Account”) that holds the proceeds (including interest but less franchise and income taxes payable) of the Mercato IPO. For illustrative purposes, based on funds in the Trust Account of approximately $                on the Record Date, the estimated per share redemption price would be approximately $                . Public Stockholders may elect to redeem Public Shares even if they vote for the Business Combination Proposal. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Public Shares issued in the Mercato IPO. Mercato Partners Acquisition Group, LLC (the “Sponsor”) has agreed to waive its redemption rights with respect to any shares of Mercato Class B Common Stock and Private Placement Warrants and any Public Shares it may hold, and the Sponsor has also agreed to waive its redemption rights with respect to any other equity securities it holds in connection with the Closing, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor has agreed to vote any shares of Class B Common Stock, Private Placement Warrants and Public Shares owned by them, and the Sponsor has also agreed to vote any other equity securities in favor of the Business Combination Proposal, which represent approximately    % of the voting power of Mercato as of the Record Date. The Sponsor has also agreed to vote its shares in favor of all other Proposals being presented at the Mercato Special Meeting.

Pursuant to Mercato’s bylaws, a majority of the voting power of all outstanding shares of Mercato Common Stock entitled to vote, represented at the Mercato Special Meeting in person or by proxy, will constitute a quorum for the transaction of business at the Mercato Special Meeting. Under the Delaware General Corporation Law (the “DGCL”), shares that are voted “abstain” or “withheld” are counted as present for purposes of determining whether a quorum is present at the Mercato Special Meeting. Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not be treated as votes cast.

As of the Record Date, there was approximately $                in the Trust Account. Each redemption of Public Shares by Public Stockholders will decrease the amount in the Trust Account. Mercato will not redeem Public Shares in an amount that would cause it to have net tangible assets of less than $5,000,001.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, toll-free at (800) 662-5200; banks and brokers can call collect at (203) 658-9400 or email at MPRA.info@investor.morrowsodali.com.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF MERCATO COMMON STOCK YOU OWN. Stockholders are urged to vote their proxies by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may also submit a proxy by telephone or via the internet by following the instructions printed on your proxy card. If you hold your shares through a brokerage firm, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form provided by the broker, bank or nominee.

By Order of the Board of Directors,

Greg Warnock
, 2023	Chairman and Chief Executive Officer

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires:

“Adjournment Proposal” means a proposal to adjourn the special meeting of stockholders of Mercato to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more Proposals presented to stockholders for vote at such special meeting.

“Ancillary Documents” means the certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, including the Sponsor Support Agreement, the Nuvini Holders Voting and Support Agreement, the Contribution Agreement, the Registration Rights Agreement, the Lock-up Agreement and all other agreements, documents, instruments and certificates executed or to be executed in connection with the transactions contemplated thereby, and any and all exhibits and schedules thereto.

“Aggregate Mercato Stockholder Consideration” means the number of New Nuvini Ordinary Shares equal to the number of shares of Mercato Common Stock issued and outstanding immediately prior to the Merger Effective Time, after taking into account the Mercato Stockholder Redemptions.

“B2B” means business-to-business.

“B2C” means business-to-customer.

“broker non-vote” means the failure of a Mercato stockholder who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated February 26, 2023 and as may be amended from time to time, by and among Mercato, Nuvini, New Nuvini and Merger Sub, which is attached to the proxy statement/prospectus as Annex A.

“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.

“Cayman Companies Law” means the ’Companies Act of the Cayman Islands (As Revised).

“CDI” means the average of interbank overnight rates in Brazil.

“Central Bank” means the Banco Central do Brasil, or Brazilian Central Bank.

“Closing” means the closing of the transactions contemplated by the Business Combination Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Continental” means Continental Stock Transfer & Trust Company.

“Contribution” means the contribution by Nuvini Shareholders to New Nuvini of all their shareholdings in Nuvini in exchange for New Nuvini Ordinary Shares, as contemplated by the Contribution Agreement.

i

“Contribution Agreement” means the Contribution and Exchange Agreement, dated as of March 3, 2023, by and between Nuvini and New Nuvini, pursuant to which, at the Contribution Effective Time, Nuvini Shareholders will contribute to New Nuvini all of the issued and outstanding equity of Nuvini in exchange for newly issued New Nuvini Ordinary Shares, which is attached to the proxy statement/prospectus as Annex C.

“Contribution Effective Time” means the time the contribution contemplated by the Contribution Agreement becomes effective.

“COVID-19” means the novel coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, shelter-in-place or stay-at-home order, workforce reduction, social distancing, shut down, closure, sequester or any other law, governmental order, action, directive, guideline or recommendation by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“CRM” means customer relationship management.

“Debentures” means the non-convertible debentures issued by Nuvini S.A. in a single series on May 14, 2021.

“Debenture Agreement” means the agreements entered into with Debenture Holders on May 14, 2021.

“Debenture First Issue” means the 61,000 Debentures issued by Nuvini S.A. to Debenture Holders.

“Debenture Holders” means the holders of Debentures issued by Nuvini S.A. on May 14, 2021.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dollars” or “$” means U.S. dollars.

“DTC” means The Depository Trust Company.

“ERP” means the enterprise resource planning software system which assists organizations automate and manage core business processes, such as accounting, procurement, project management, risk management and compliance, and supply chain operations.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing (a) the Per Share Company Value by (b) $10.00.

“Exposure Premium” means the additional contingent payment Nuvini S.A. agreed to provide Debenture Holders to mitigate the Debenture Holders’ risk related to the value of the Debentures.

“extension meeting” means the special meeting held on February 3, 2023 for Mercato stockholders to vote on an extension proposal to amend the existing organizational documents of Mercato to extend the date on which Mercato is required to consummate a business combination.

“Extension Period” means any extended time that Mercato has to consummate a business combination beyond the 20 months provided in the Mercato Certificate of Incorporation, either through up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation or as a result of the Mercato stockholders’ approval of the extension proposal during the extension meeting.

“extension proposal” means the proposals that were voted upon by Mercato stockholders in connection with the extension meeting and the extension proxy statement, including any postponement or adjournment thereof.

“extension proxy statement” means the definitive proxy statement filed by Mercato with the SEC on January 18, 2023 in connection with the extension meeting, as amended or supplemented.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Founder Shares” means the 5,750,000 shares of Mercato Class B Common Stock held by the Initial Stockholders, purchased by the Sponsor in a private placement prior to the Mercato IPO.

“Fully Diluted Share Count” means a number that is equal to, without duplication, (a) the aggregate number of Nuvini Ordinary Shares (i) that are issued and outstanding immediately prior to the Contribution Effective Time (including, for the avoidance of doubt, the Nuvini Ordinary Shares issued pursuant to Section 7.24 of the Business Combination Agreement), (ii) that are issuable upon the exercise of all Nuvini Options (whether or not vested) that remain outstanding as of the Contribution Effective Time, (iii) that are issuable upon the exercise of any warrant of Nuvini issued and outstanding immediately prior to the Contribution Effective Time, (iv) that are issuable upon conversion of any convertible securities of Nuvini issued and outstanding immediately prior to the Contribution Effective Time (other than those issuable under clauses (ii) and (iii) of this definition), plus (b) the aggregate number of Nuvini Earnout Shares, plus (c) the New Nuvini Equity Plan Amount, minus (d) the Nuvini Ordinary Shares held in the Nuvini’s treasury.

“GAAP” means United States’ generally accepted accounting principles.

“GDPR” means the General Data Protection Regulation.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

“Incentive Plan” means the New Nuvini 2023 Incentive Award Plan.

“Initial Stockholders” means the Sponsor and any other holders of Founder Shares (or their permitted transferees).

“Intermediate 1” means Nvini Intermediate 1 Limited, an exempted company incorporated with limited liability in the Cayman Islands, and direct wholly-owned subsidiary of New Nuvini.

“Intermediate 2” means Nvini Intermediate 2 Limited, an exempted company incorporated with limited liability in the Cayman Islands, and direct wholly-owned subsidiary of Intermediate 1.

“Intermediate Companies” mean Intermediate 1 and Intermediate 2.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Latin America” means Mexico and the countries within South America, Central America and the Caribbean islands.

“Lien” means any mortgage, pledge, security interest, bond, chattel mortgage (alienação fiduciária), encumbrance, lien, license, grant, guarantee, options, priority rights, preemptive rights, right of first offer or refusal, hypothecation, assignment, claim, easement, deed of trust, antichresis (anticrese), emphyteusis (enfiteuse), usufruct, penhora, arrolamento, covenant, servitude, put or call right, voting right, shareholders’ agreement, retention rights, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership), as defined in the Business Combination Agreement as Annex A hereto.

“Lock-up Agreement” means the Lock-up Agreement, substantially in the form attached to the Business Combination Agreement as Annex G, hereto.

“Lock-up Shares” means the New Nuvini Ordinary Shares subject to the lock-up period as set forth in the Sponsor Support Agreement.

“Maximum Redemption Scenario” means the scenario in which the maximum amount of Public Shares held by Mercato’s Public Stockholders are redeemed in connection with the Business Combination and which still satisfies the Minimum Cash Condition.

“Mercato” means Mercato Partners Acquisition Corporation, a Delaware corporation.

“Mercato Board” means the board of directors of Mercato.

“Mercato Bylaws” means Mercato’s bylaws, as amended.

“Mercato Certificate of Incorporation” means Mercato’s second amended and restated certificate of incorporation, as amended.

“Mercato Class A Common Stock” means Mercato’s Class A common stock, par value $0.0001 per share.

“Mercato Class B Common Stock” means Mercato’s Class B common stock, par value $0.0001 per share.

“Mercato Common Stock” means the Mercato Class A Common Stock and Mercato Class B Common Stock.

“Mercato IPO” means Mercato’s initial public offering consummated on November 8, 2021.

“Mercato Special Meeting” means a special meeting of the Mercato stockholders.

“Mercato Stockholder Redemption” means the redemption rights provided for in the Mercato Certificate of Incorporation.

“Mercato Units” means the units issued in Mercato IPO, each unit consisting of one share of Mercato Class A Common Stock and one-half of one Public Warrant.

“Mercato Warrant Agreement” means the Warrant Agreement, dated as of November 3, 2021, by and between Mercato and Continental, governing the Mercato Warrants.

“Mercato Warrants” means the Private Placement Warrants and the Public Warrants.

“Merger” means the merger of Merger Sub with and into Mercato with Mercato surviving the merger as a wholly-owned subsidiary of Intermediate 2.

“Merger Effective Time” means the time the Merger becomes effective.

“Merger Sub” means Nuvini Merger Sub, Inc., a Delaware corporation that will be a direct wholly-owned subsidiary of Intermediate 2 on and prior to the Closing Date.

“Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Minimum Cash Condition” means the Closing condition in the Business Combination Agreement that the SPAC Cash must equal or exceed $10,000,000.

“Nasdaq” means the Nasdaq Global Market LLC.

“New Nuvini” means (i) prior to Closing, Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands, and (ii) after Closing, the public company contemplated by the Business Combination and all of its subsidiaries.

“New Nuvini Articles” means the means the Amended and Restated Memorandum and Articles of Association of New Nuvini, attached to this proxy statement/prospectus as Annex B.

“New Nuvini Board” means the board of directors of New Nuvini.

“New Nuvini Equity Plan Amount” means a number equal to five percent (5%) of the Fully Diluted Share Count (inclusive of the New Nuvini Equity Plan Amount).

“New Nuvini Ordinary Shares” means the ordinary shares, par value $0.00001 per share, of New Nuvini.

“New Nuvini Shareholder” means a holder of New Nuvini Ordinary Shares after Closing.

“New Nuvini Warrant Agreement” means the form of Warrant, Assignment, Assumption and Amendment Agreement to be entered into at the Closing, by and between Mercato, New Nuvini and the Warrant Agent.

“New Nuvini Warrants” means the Mercato Warrants that will be assumed by New Nuvini in connection with the Business Combination and, following the Business Combination, will represent warrants to purchase one New Nuvini Ordinary Share at a price of $11.50, subject to adjustment.

“No Further Redemption Scenario” means a scenario in which all holders of the remaining 4,300,363 Public Shares did not exercise their redemption rights with respect to their respective Public Shares.

“Non-Redeeming Stockholder” means a holder of Mercato Class A Common Stock who did not exercise its redemption right with respect to its shares of Mercato Class A Common Stock.

“Nuvini” means Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands.

“Nuvini Acquired Companies” means the subsidiaries that Nuvini S.A. acquires and operates prior the Closing, namely, Effecti Tecnologia Web Ltda., Leadlovers Tecnologia Ltda., Ipê Tecnologia Digital Ltda., Dataminer Dados, Informações E Documentos Ltda., Onclick Sistemas de Informação Ltda., Commit Consulting LTDA, APIE.COMM Tecnologia LTDA, Simplest Software Ltda. and Smart NX Tecnologica Ltda.

“Nuvini Board” means the board of directors of Nuvini S.A.

v

“Nuvini Earnout Shares” means the shares issuable pursuant to the terms of the Nuvini Earnout Agreements (as defined in the Business Combination Agreement).

“Nuvini Group” means Nuvini, Nuvini S.A., the Nuvini Acquired Companies and any other subsidiaries of Nuvini S.A. prior to Closing.

“Nuvini Holders Voting and Support Agreement” means the Shareholder Voting and Support Agreement dated as of February 26, 2023, by and among Heru Investment Holdings Ltd, Mercato, Nuvini and New Nuvini.

“Nuvini Option” means, as of any determination time, each option to purchase Nuvini Ordinary Shares that is outstanding and unexercised, whether granted under the Stock Option Plan of Nuvini S.A. or otherwise.

“Nuvini Ordinary Shares” means the ordinary shares, par value $0.00001 per share, of Nuvini.

“Nuvini S.A.” means Nuvini S.A., a corporation (sociedade por ações) duly incorporated and organized under the laws of Brazil.

“Nuvini Shareholder” means a holder of Nuvini Ordinary Shares prior to the Closing.

“Nuvini Warrants” means those outstanding warrants to acquire Nuvini Ordinary Shares or the equity securities of any of the subsidiaries of Nuvini.

“Outside Date” means July 8, 2023, as such date may be extended in accordance with Section 9.1(b) of the Business Combination Agreement.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Per Share Company Value” means the quotient obtained by dividing (a) the sum of (i) $235,000,000 plus (ii) the aggregate amount of exercise price that would be payable for all Nuvini Options and Nuvini Warrants outstanding immediately prior to the Contribution Effective Time by (b) the Fully Diluted Share Count.

“PIPE Investments” means potential private financings on terms to be agreed to by Nuvini and Mercato and that would be consummated prior to or substantially concurrently with the Closing.

“Private Placement Warrants” means the 10,050,000 warrants held by the Sponsor, that were purchased by the Sponsor in the private placement that occurred concurrently with the closing of the Mercato IPO, each of which is a warrant to purchase one share of Mercato Class A Common Stock at a price of $11.50 per share, subject to adjustment in accordance with the Mercato Warrant Agreement.

“Proposals” means each of the proposals to be considered at the special meeting, as set forth in the section entitled “The Special Meeting of Mercato Stockholders” below.

“Public Shares” means the shares of Mercato Class A Common Stock included in the Mercato Units.

“Public Stockholders” means the holders of Public Shares.

“Public Warrants” means the 11,500,000 warrants included in the Mercato Units, each of which is a warrant to purchase one share of Mercato Class A Common Stock at a price of $11.50 per share, subject to adjustment in accordance with the Mercato Warrant Agreement.

“Record Date” means                 , 2023.

“Registration Rights Agreement” means the form of Registration Rights Agreement to be entered into at the Closing, by and among New Nuvini, Mercato, certain Shareholders of Nuvini, the form of which is attached to this proxy statement/prospectus as Annex F.

“Rollover Options” means each option to purchase Mercato Common Stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Contribution Effective Time and is subsequently canceled and extinguished in exchange for an option to purchase New Nuvini Ordinary Shares.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“SaaS” means Software as a Service.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SPAC Cash” means an amount equal to (a) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing and after payment of all amounts required to be paid to Mercato’s redeeming Public Stockholders, plus (b) the aggregate amount of any cash of Mercato on hand immediately prior to the Closing, less (c) the aggregate amount of any amounts payable from the Trust Account as repayment of working capital loans, reimbursement of expenses to directors, officers and shareholders of Mercato and any other indebtedness of Mercato, if any, plus (d) the net amount of proceeds actually contributed by investors, less (e) the aggregate amount of Mercato’s outstanding transaction expenses (but, in each case, excluding any taxes required to be paid by Mercato in respect of redemptions by Mercato’s Public Stockholders to the U.S. Inflation Reduction Act of 2022), less (f) the aggregate amount of Nuvini’s outstanding transaction expenses.

“Sponsor” means Mercato Partners Acquisition Group, LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of February 26, 2023, by and among the Sponsor, the persons listed on Schedule I thereto, Mercato, Nuvini and New Nuvini, which is attached to this proxy statement/prospectus as Annex D.

“Stock Option Plan” means Nuvini S.A.’s stock option plan, as of November 27, 2020, as amended (Plano de Outorga de Opção de Subscrição de Ações da Nuvini).

“Transactions” means the Merger, the Contribution and the other transactions contemplated by the Business Combination Agreement.

“Transfer Agent” means Continental, as transfer agent.

“Trust Account” means the U.S.-based trust account at Continental Stock Transfer and Trust Company, maintained by Trustee, established by Mercato containing the proceeds of the Mercato IPO and from certain private placements occurring simultaneously with the Mercato IPO for the benefit of the Public Stockholders.

“Trustee” means Continental, as trustee.

“Tuck-in Acquisition” means a type of acquisition where an entity acquires another entity smaller than the acquirer for the purpose of incorporating a specific resource of that smaller company (such as technology or intellectual property) into the acquirer or growing the acquirer’s market share.

“Warrant Agent” means Continental, as warrant agent.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and other documents incorporated by reference into this proxy statement/prospectus include or may include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future. The forward-looking statements contained in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on Mercato or Nuvini. There can be no assurance that future developments affecting us will be those that we have anticipated. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. All statements other than statements of historical fact may be forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, but are not limited to, statements relating to:

•	trends in the SaaS market in Latin America;

•	the ability to complete the Business Combination, or, if Mercato does not consummate the Business Combination, any other initial business combination;

•	the benefits of the Business Combination;

•	the future financial performance of the combined company following the Business Combination;

•	expansion plans and opportunities;

•	Mercato’s potential ability to obtain financing to complete the Business Combination;

•	Mercato’s public securities’ potential liquidity and trading;

•	the lack of a market for Mercato’s securities;

•	the Trust Account not being subject to claims of third parties; and

•	New Nuvini’s financial performance following the Business Combination.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Mercato’s or Nuvini’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

•	satisfaction of conditions to the Business Combination;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•	the ability to obtain and/or maintain the listing of the New Nuvini Ordinary Shares and New Nuvini Warrants on Nasdaq following the Business Combination;

•	New Nuvini’s ability to raise financing on commercially reasonable terms in the future;

•

Mercato’s or Nuvini’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the Business Combination, as a result of which they would then receive expense reimbursements;

•	the use of proceeds not held in the Trust Account or available to Mercato from interest income on the Trust Account balance;

•	changes adversely affecting the business in which Nuvini is engaged;

•	the risks associated with Nuvini’s business model and vulnerability to technological advancement, industry downturns and regional or national downturns;

•	the risk that New Nuvini could be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Business Combination;

•	the costs and risks associated with the customer demand of software solution performance guarantees;

•	inability to sell and support existing products or to develop new products due to recruitment and retention of qualified sales personnel, customer service personnel and software developers;

•	increase in operating expenses due to loss of rights to use software currently licensed to Nuvini by third parties;

•	claims of infringement involving Nuvini’s proprietary technology and related intellectual property rights, resulting in Nuvini at a competitive disadvantage;

•	software product development delays, redesign of products and failure to develop or market new products, which may lead to a reduction of revenue and harm of competitive position;

•	errors or defects in software products that could result in lost revenue, delayed or limited market acceptance, or product liability claims with substantial litigation costs;

•	unexpected interruption in the operation of data centers leading to customer dissatisfaction and a loss of revenues;

•	fluctuations in Nuvini’s revenue and operating results;

•	unfavorable conditions or further disruptions in the capital and credit markets;

•	Nuvini’s ability to generate cash, service indebtedness and incur additional indebtedness;

•	competition from existing and new competitors;

•	Nuvini’s ability to recruit and retain experienced personnel;

•	risks related to legal proceedings or claims, including liability claims;

•	exchange rate instability;

•	general economic or political conditions, including economic disruption caused by terrorist attacks, including cybersecurity threats, health crises or unforeseen events; and

•	other factors detailed under the section entitled “Risk Factors” herein.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Before a stockholder grants its proxy or instructs how its votes should be cast or vote on the Proposals, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect Mercato or Nuvini.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or SEC, by New Nuvini (File No. 333-                    ), constitutes a prospectus of New Nuvini under Section 5 of the Securities Act, with respect to the New Nuvini securities to be issued to Mercato stockholders and Nuvini Shareholders if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the special meeting of Mercato stockholders at which Mercato stockholders will be asked to consider and vote upon proposals to adopt and approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, and to adopt and approve the Merger, by the approval and adoption of the Business Combination Proposal and the Merger Proposal, respectively.

CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

•	“$” and “U.S. dollar” each refer to the United States dollar; and

•	“R$” and “Brazilian real” each refer to the Brazilian real.

The exchange rate used for conversion between U.S. dollars and Brazilian reais is based on the real/U.S. dollar exchange rate published by the Central Bank as of the dates specified herein.

IMPORTANT INFORMATION ABOUT GAAP, IFRS AND NON-IFRS FINANCIAL MEASURES

Unless indicated otherwise, the financial statements of Mercato included in this proxy statement/prospectus have been prepared in conformity with U.S. GAAP and pursuant to the rules and regulations of the SEC.

Unless indicated otherwise, the financial statements of Nuvini included in this proxy statement/prospectus have been prepared in conformity with IFRS as issued by IASB.

This proxy statement/prospectus includes certain references to prospective and historical financial measures that were not prepared in accordance with IFRS, including EBITDA and adjusted EBITDA. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for Nuvini’s consolidated financial results prepared in accordance with IFRS. For additional information, see the section entitled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Unaudited Projected Financial Information.”

TRADEMARKS AND TRADE NAMES

The Nuvini name, logos and other trademarks of Nuvini appearing in this proxy statement/prospectus are the property of Nuvini. Solely for convenience, some of the trademarks logos and trade names referred to in this proxy statement/prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we or Nuvini will not assert, to the fullest extent under applicable law, our or Nuvini’s rights or the rights of the applicable licensors to these trademarks and trade names. This proxy statement/prospectus contains additional trademarks and trade names of others. All trademarks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the special meeting and the Proposals to be presented at the special meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Mercato stockholders. Mercato stockholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the special meeting.

Q:	Why am I receiving this proxy statement/prospectus?

A:

Mercato has entered into the Business Combination Agreement with Nuvini, New Nuvini and Merger Sub, pursuant to which, among other things, Nuvini Shareholders will contribute to New Nuvini all of the issued and outstanding Nuvini Ordinary Shares in exchange for newly issued New Nuvini Ordinary Shares and (ii) Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

At the Closing, as a result of the Business Combination, Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini. Each Mercato Unit that is issued and outstanding immediately prior to the time the Merger Effective Time will be automatically separated, and the holder thereof will be deemed to hold one (1) share of Mercato Class A Common Stock and one-half (1/2) of one (1) Public Warrant. Each share of Mercato Common Stock held in treasury of Mercato issued and outstanding immediately prior to the Merger Effective Time will be automatically canceled and converted into the right to receive one (1) New Nuvini Ordinary Share, with a value ascribed to each such New Nuvini Ordinary Share of $10.00. Each share of Merger Sub Common Stock outstanding immediately prior to the Merger Effective Time will automatically convert into one (1) share of Mercato Common Stock, par value $0.01 per share, New Nuvini will issue the number of New Nuvini Ordinary Shares to which such Mercato stockholder is entitled in respect of its shares of Mercato Common Stock and each Public Warrant and each Private Placement Warrant outstanding and unexercised immediately prior to the Merger Effective Time will cease to represent a right to acquire Mercato Common Stock and will convert into a warrant to purchase one New Nuvini Warrant, on substantially the same contractual terms and thereupon be assumed by New Nuvini pursuant to the New Nuvini Warrant Agreement. See the sections entitled “Summary of the Proxy Statement/Prospectus—Ownership of New Nuvini Following the Closing” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Mercato stockholders are being asked to consider and vote upon the Business Combination Proposal to approve the adoption of the Business Combination Agreement and the Business Combination, among other Proposals.

The Mercato Class A Common Stock, Mercato Warrants and Mercato Units are currently listed on Nasdaq under the symbols “MPRA,” “MPRAW” and “MPRAU,” respectively. At the Closing, as a result of the Business Combination, each outstanding share of Mercato Common Stock will be exchanged for the issuance of one New Nuvini Ordinary Share in connection with the Merger. New Nuvini intends to apply to list New Nuvini Ordinary Shares and New Nuvini Public Warrants on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, in connection with the Closing. All outstanding Mercato Units will be separated into their underlying securities prior to the Closing. There will be no Mercato Units, Mercato Warrants or shares of Mercato Class A Common stock nor any Nasdaq listing of any such securities following the Closing.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the Proposals to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of New Nuvini with respect to the New Nuvini Ordinary Shares issuable in connection with the Business Combination.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES.

Q:	When and where is the special meeting?

A:	The special meeting will be held on , at , Eastern time, via live webcast at .

Q:	What are the specific Proposals on which I am being asked to vote at the special meeting?

A:	Mercato stockholders are being asked to approve the following Proposals:

Proposal No. 1—The Business Combination Proposal—a proposal to approve and adopt the Business Combination Agreement and the Business Combination;

Proposal No. 2—The Merger Proposal—a proposal to approve and adopt the Merger, pursuant to which Merger Sub will merge with and into Mercato with Mercato as the surviving company and a direct, wholly-owned subsidiary of Intermediate 2; and

Proposal No. 3—The Adjournment Proposal—a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

Q:	Are the Proposals conditioned on one another?

A:

The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event the Business Combination Proposal and the Merger Proposal are not approved, Mercato will not consummate the Business Combination. If Mercato does not consummate the Business Combination and fails to complete an initial business combination or obtain an extension by July 8, 2023 (or by December 8, 2023, if the Sponsor deposits the requisite funds into the Trust Account to extend each month for a total of up to five additional months), Mercato will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account to its Public Stockholders.

Q:	Why is Mercato proposing the Business Combination?

A:

Mercato is a special purpose acquisition company and was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mercato initially intended to acquire a business in either the technology or branded consumer products sector, but it is not limited to any particular industry or sector.

Mercato received net proceeds of $233,450,000 from the Mercato IPO (including net proceeds from the exercise in full by the underwriters of their over-allotment option) and sale of the Private Placement Warrants, which was placed into the Trust Account immediately following the Mercato IPO. In accordance with the Mercato Certificate of Incorporation, the funds held in the Trust Account will be released upon the Closing. See the question entitled “What happens to the funds held in the Trust Account upon Closing of the Business Combination?”

There currently are 10,050,363 shares of Mercato Common Stock outstanding, consisting of 4,300,363 Public Shares and 5,750,000 shares of Mercato Class B Common Stock held by the Initial Stockholders. In addition, there currently are 21,550,000 Mercato Warrants outstanding, consisting of 11,500,000 Public

Warrants and 10,050,000 Private Placement Warrants. Each whole Mercato Warrant entitles the holder thereof to purchase one share of Mercato Class A Common Stock at a price of $11.50 per share. The Mercato Warrants will be assumed by New Nuvini and will become exercisable 30 days after the Closing, and expire at 5:00 p.m., New York City time, five years after the Closing or earlier upon redemption or liquidation. The Private Placement Warrants, however, are non-redeemable so long as they are held by the Sponsor or its permitted transferees (except as described in the section entitled “Description of New Nuvini’s Securities”).

Under the Mercato Certificate of Incorporation, Mercato must generally provide the holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Mercato’s initial business combination in conjunction with a stockholder vote.

Q:	Why is Mercato providing stockholders with the opportunity to vote on the Business Combination?

A:

The approval of the Business Combination is required under the Mercato Certificate of Incorporation. In addition, such approval is also a condition to the Closing under the Business Combination Agreement. Under the Mercato Certificate of Incorporation, Mercato must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of its initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, Mercato has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Therefore, Mercato is seeking to obtain the approval of its stockholders of the Business Combination and also allow its Public Stockholders to effectuate redemptions of their Public Shares in connection with the Closing of the Business Combination in accordance with the Mercato Certificate of Incorporation.

Q:	What if the Business Combination is not approved, or if the Closing of the Business Combination does not happen, by July 8, 2023?

A:

If Mercato fails to complete an initial business combination by July 8, 2023, then it will be required to either (i) obtain an additional extension, which Mercato may do without a stockholder vote on a monthly basis up to five times by an additional one month each time (so long as Mercato deposits into the Trust Account an amount equal to the lesser of (a) $135,000 or (b) $0.045 for each Public Share that is not redeemed in connection with the extension meeting), or (ii) dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to its Public Stockholders.

Q:	What revenues and profits/losses has Nuvini generated in the last two years?

A:

Nuvini conducts all of its business through Nuvini S.A. and the Nuvini Acquired Companies and their combined financial positions, results of operations and cash flows are reported by and under Nuvini S.A. For the fiscal years ended December 31, 2022 and 2021, Nuvini S.A. had revenues of R$                 million and R$ 89.9 million, and net loss of R$                 million and R$ 77.7 million, respectively. As of December 31, 2022, Nuvini S.A.’s total assets were R$                 million and its total liabilities were R$                 million. For additional information, please see Nuvini S.A.’s audited consolidated financial statements for the years ended December 31, 2022 and 2021 included elsewhere in this proxy statement/prospectus.

Q:	What will happen in the Business Combination?

A:

At the Contribution Effective Time, each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed to New Nuvini, free and clear of all Liens, other than potential restrictions on resale under applicable securities laws, and the Nuvini Shareholders will subscribe and be issued in exchange for such contribution a number of New Nuvini Ordinary Shares equal to the product of (a) the number of Nuvini Ordinary Shares outstanding at the Contribution Effective Time multiplied by (b) an “Exchange Ratio” (as calculated in accordance with the Business Combination Agreement), upon which Nuvini will become a direct, wholly-owned subsidiary of New Nuvini. At the Closing, as a result of the Business Combination, Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, direct subsidiary of Intermediate 2, each Mercato Unit that is issued and outstanding immediately prior to the time the Merger Effective Time will be automatically separated and the holder thereof will be deemed to hold one (1) share of Mercato Class A Common Stock and one-half (1/2) of one Public Warrant, each share of Mercato Common Stock issued and outstanding immediately prior to the Merger Effective Time will be automatically canceled and converted into the right to receive one New Nuvini Ordinary Share, with a value ascribed to each such New Nuvini Ordinary Share of $10.00 and each Public Warrant and each Private Placement Warrant outstanding and unexercised immediately prior to the Merger Effective Time will cease to represent a right to acquire Mercato Common Stock and will convert into a warrant to purchase one New Nuvini Warrant, on substantially the same contractual terms and thereupon be assumed by New Nuvini pursuant to the New Nuvini Warrant Agreement.

New Nuvini intends to apply to list the New Nuvini Ordinary Shares and New Nuvini Warrants on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, upon the closing of the Business Combination. We cannot assure you that the New Nuvini Ordinary Shares and New Nuvini Warrants will be approved for listing on Nasdaq. In addition, New Nuvini will be a “foreign private issuer” and as a “foreign private issuer,” New Nuvini will be subject to different U.S. securities laws than domestic U.S. issuers. The rules governing the information that New Nuvini must disclose differ from those governing U.S. corporations pursuant to the Exchange Act. New Nuvini will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders. As a foreign private issuer, New Nuvini will be exempt from a number of rules under U.S. securities laws and will be permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the New Nuvini Ordinary Shares and New Nuvini Warrants. See “Risk Factors—New Nuvini will be a foreign private issuer and, as a result, New Nuvini will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.”

Q:	How has the announcement of the Business Combination affected the trading price of Mercato’s Class A Common Stock?

A:

On February 24, 2023, the last trading date before the public announcement of the Business Combination, the Mercato Units, Mercato Class A Common Stock and Warrants closed at $10.45, $10.43 and $0.086, respectively. On                 , 2023, the trading date immediately prior to the date of this proxy statement/prospectus, the Mercato Units, Mercato Class A Common Stock and Mercato Warrants closed at $                 , $         and $        , respectively.

Q:	Following the Business Combination, will Mercato’s securities continue to trade on a stock exchange?

A:

No. Mercato anticipates that, following consummation of the Business Combination, the Mercato Units, Mercato Class A Common Stock and Warrants will be delisted from Nasdaq, and Mercato will be deregistered under the Exchange Act. However, New Nuvini intends to apply to list the New Nuvini Ordinary Shares and New Nuvini Public Warrants on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, upon the Closing of the Business Combination.

Q:	Will the management of Nuvini change in the Business Combination?

A:

The current executive officers of Nuvini are Pierre Schurmann, Chief Executive Officer and member of the Nuvini Board, Carolina Carioba, Chief of People, Luiz Busnello, Chief Operating Officer and member of the Nuvini Board, and Walter Leandro, Head of Mergers & Acquisitions. These individuals are intended to continue to serve as New Nuvini’s executive officers upon consummation of the Business Combination. The management team will consist solely of Nuvini’s current management team immediately prior to the Closing.

Pursuant to the Business Combination Agreement, effective immediately upon Closing, the New Nuvini Board will be comprised of seven directors, consisting of the following: Pierre Schurmann, Luiz Busnello, Scott Klossner, Greg Warnock,                ,                and                 .

For an explanation of the roles and responsibilities of the New Nuvini Board, please see the section entitled “Management of New Nuvini After the Business Combination”.

Q:	What will Mercato stockholders receive in the Business Combination?

A:

Upon consummation of the Merger, each issued and outstanding share of Mercato Common Stock will be subject to the terms and conditions of the Business Combination Agreement and will be exchanged for a New Nuvini Ordinary Share.

Q:	What will Mercato Warrant holders receive in the Business Combination?

A:

At Closing, each Mercato Warrant that is outstanding immediately prior to the Merger Effective Time will automatically cease to represent a right to acquire shares of Mercato Class A Common Stock and will represent, immediately following the Merger Effective Time, a right to acquire New Nuvini Ordinary Shares on substantially the same contractual terms and conditions as were in effect immediately prior to the Merger Effective Time under the terms of the Mercato Warrant Agreement and thereupon be assumed by New Nuvini pursuant to the New Nuvini Warrant Agreement; provided, that each converted warrant will represent the right to acquire the number of New Nuvini Ordinary Shares equal to the number of shares of Mercato Class A Common Stock subject to each such Mercato Warrant immediately prior to the Merger Effective Time.

Q:	What will Mercato Unit holders receive in the Business Combination?

A:	In connection with the Closing of the Business Combination, the Mercato Units will automatically separate into their component parts and those component parts will be treated as described above.

Q:	What will Nuvini Shareholders receive in the Business Combination?

A:

At the Contribution Effective Time, by virtue of the Contribution and in accordance with the Contribution Agreement and the Business Combination Agreement: each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed to New Nuvini, free and clear of all Liens, other than potential restrictions on resale under applicable securities laws, and the Nuvini Shareholders will subscribe and be issued in exchange for such contribution a number of New Nuvini Ordinary Shares equal to the product of (a) the number of Nuvini Ordinary Shares outstanding at the Contribution Effective Time multiplied by (b) the Exchange Ratio.

Q:	What equity stake will the current stockholders of Mercato and the current shareholders of Nuvini hold in New Nuvini after the Closing of the Business Combination?

A:

It is anticipated that, upon Closing of the Business Combination: (i) the Public Stockholders will own approximately    % of New Nuvini on a fully diluted basis if no further shares of Mercato Class A Common Stock are elected to be redeemed in connection with the Business Combination, approximately     % of New Nuvini on a fully diluted basis if the outstanding shares of Mercato Class A Common Stock are elected to be redeemed in connection with the Business Combination and approximately     % of New Nuvini on a fully

diluted basis if a maximum of shares of Mercato Class A Common Stock are elected to be redeemed in connection with the Business Combination (assuming satisfaction of the Minimum Cash Condition); (ii) the Sponsor will own approximately % of New Nuvini on a fully diluted basis if no further shares of Mercato Class A Common Stock are elected to be redeemed in connection with the Business Combination, approximately % of New Nuvini on a fully diluted basis if 50% of the outstanding shares of Mercato Class A Common Stock are elected to be redeemed in connection with the Business Combination and approximately % of New Nuvini on a fully diluted basis if a maximum of shares of Mercato Class A Common Stock are elected to be redeemed in connection with the Business Combination (assuming satisfaction of the Minimum Cash Condition); and (iii) the current shareholders of Nuvini will own approximately % of New Nuvini on a fully diluted basis if no further shares of Mercato Class A Common Stock are elected to be redeemed in connection with the Business Combination, approximately % of New Nuvini on a fully diluted basis if 50% of the outstanding shares of Mercato Class A Common Stock are elected to be redeemed in connection with the Business Combination and approximately % of New Nuvini on a fully diluted basis if a maximum of shares of Mercato Class A Common Stock are elected to be redeemed in connection with the Business Combination (assuming satisfaction of the Minimum Cash Condition). If the actual facts are different than these assumptions, the ownership percentages in New Nuvini will be different.

For more information, please see the sections entitled “The Business Combination—Ownership of New Nuvini” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:	Will New Nuvini adopt an equity incentive plan in anticipation of the Business Combination?

A:

New Nuvini intends to adopt the Incentive Plan in anticipation of the Business Combination in order to promote ownership in New Nuvini by employees, non-employee directors and consultants of New Nuvini and its subsidiaries, and align incentives between these service providers and shareholders of New Nuvini by permitting them to receive compensation in the form of equity awards denominated in, or based on the value of, New Nuvini Ordinary Shares. See “Management of New Nuvini After the Business Combination.”

Q:	Why is Mercato proposing the Adjournment Proposal?

A:

Mercato is proposing the Adjournment Proposal to allow the Mercato Board to adjourn the special meeting to a later date or dates, (A) in order to solicit additional proxies from Mercato stockholders in favor of the Business Combination Proposal, (B) if as of the time for which the special meeting is scheduled, there are insufficient shares of Mercato Common Stock represented (either in person virtually or by proxy) to constitute a quorum necessary to conduct business at the special meeting, or (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Mercato has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Mercato stockholders prior to the special meeting. The Adjournment Proposal will only be presented to Mercato stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal. Please see the section entitled “Proposal No. 3—The Adjournment Proposal” for additional information.

Q:	What happens if I sell my shares of Mercato Common Stock before the special meeting?

A:

The Record Date for the special meeting of Mercato stockholders that hold their shares in “street name” is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Mercato Common Stock after the Record Date for Mercato stockholders that hold their shares in “street name,” but before the special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting. However, you will not be able to seek redemption of your shares of Mercato Common Stock because you will no longer be able to deliver them for cancellation upon Closing of the Business Combination. If you transfer your shares of Mercato Common

Stock prior to the Record Date for Mercato stockholders that hold their shares in “street name,” you will have no right to vote those shares at the special meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:	What vote is required to approve the proposals presented at the special meeting?

A:

The approval of each of the Business Combination Proposal, Merger Proposal and Adjournment Proposal requires the affirmative vote (in person virtually or by proxy) of holders of at least a majority of the outstanding shares of Mercato Common Stock that are entitled to vote at the special meeting. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not be treated as votes cast. The Sponsor has agreed to vote its Founder Shares and any Public Shares purchased by them during or after the Mercato IPO in favor of the Business Combination Proposal and the Merger Proposal.

Q:	How many votes do I have at the special meeting?

A:

Mercato stockholders that hold their shares in “street name” are entitled to one vote on each Proposal presented at the special meeting for each share of Mercato Common Stock held of record as of                 , 2023, the Record Date for the special meeting. As of the close of business on the Record Date, there were                outstanding shares of Mercato Common Stock.

Q:	What constitutes a quorum at the special meeting?

A:

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares of Mercato Common Stock on the Record Date, including those shares held as a constituent part of the Mercato Units, are represented virtually or by proxy at the special meeting. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote virtually at the special meeting. Abstentions will be counted towards the quorum requirement. The shares of Mercato Common Stock held by the Sponsor, who currently owns 55% of the issued and outstanding shares of Mercato Common Stock, will count towards this quorum. If there is no quorum, the presiding officer of the special meeting may adjourn the special meeting to another date. As of the Record Date, 5,025,182 shares of Mercato Common Stock would be required to achieve a quorum.

Q:	How will the Sponsor and Mercato’s current directors and officers vote?

A:

Prior to the Mercato IPO, Mercato entered into agreements with the Sponsor, pursuant to which it has agreed to vote any shares of Mercato Common Stock owned by the Sponsor or its permitted transferees in favor of a proposed initial business combination. As of the Record Date, the Sponsor and Mercato’s directors and officers and certain affiliates owned 5,750,000 Founder Shares, representing 57.2% of the shares of Mercato Common Stock entitled to vote at the special meeting.

Q:	What interests do the Sponsor and Mercato’s current officers and directors have in the Business Combination?

A:

The Sponsor and Mercato’s current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination Proposal. These interests include:

•	the Sponsor and its permitted transferees have agreed not to redeem any shares of Mercato Common Stock in connection with a stockholder vote to approve a proposed initial business combination;

•

the Sponsor paid an aggregate of $25,000 for the Founder Shares and such securities will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at approximately $             , based on the closing price of Mercato Class A Common Stock of $                 on Nasdaq on                 , 2023, but given the transfer restrictions on such shares, Mercato believes such shares have less value;

•

the Sponsor and its permitted transferees have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Mercato fails to complete an initial business combination by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation;

•	the Registration Rights Agreement and Lock-Up Agreement will be entered into by the Sponsor upon the closing of the Business Combination;

•

the Sponsor paid an aggregate of $10,050,000 for its 10,050,000 Private Placement Warrants with an aggregate market value of approximately $                 based on the closing price of the Public Warrants of $                 on Nasdaq on                 , 2023, and that such Private Placement Warrants will expire worthless if a business combination is not consummated by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation;

•

the Sponsor has made a loan of $                to Mercato and may convert up to $1,500,000 of the loan into                warrants on the same terms as the Private Placement Warrants (as contemplated by the Mercato Warrant Agreement pursuant to which the Private Placement Warrants were issued) at the same time the Business Combination is completed. Such warrants would have an aggregate market value of approximately $                 based on the closing price of the Public Warrants of $                 on Nasdaq on                 , 2023;

•

the Sponsor has the right to receive                New Nuvini Ordinary Shares with an aggregate market value of approximately $                 based on the closing price of Mercato Class A Common Stock of $                 on Nasdaq on                 , 2023, subject to certain lock-up periods;

•

the indemnification of Mercato’s existing directors and officers will continue after the Business Combination and a “tail” or “runoff” directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the closing of the Business Combination for Mercato’s directors’ and officers’ liability insurance will be purchased and maintained after the Business Combination;

•

the Sponsor and Mercato’s officers and directors will lose their entire investment in Mercato and will not be reimbursed for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account if an initial business combination is not consummated by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation. Mercato’s officers and directors do not currently have any unreimbursed out-of-pocket expenses and do not expect to incur any out-of-pocket expenses for which they are entitled to reimbursement;

•

if the Trust Account is liquidated, including in the event Mercato is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Mercato to ensure that the proceeds in the Trust Account are not reduced below $10.15 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Mercato has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Mercato, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the Sponsor has invested an aggregate of $                (in respect of the Founder Shares, the Private Placement Warrants and a loan of $                 ) that will have zero value in the event Mercato is not able to complete a business combination; and

•	the Sponsor and its affiliates can earn a positive return on their investment, even if the Public Stockholders have a negative return on their investment in New Nuvini.

Q:	Did the Mercato Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

No. The Mercato Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Mercato’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Mercato’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Mercato’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the Mercato Board in valuing Nuvini’s business and will be assuming the risk that the Mercato Board may not have properly valued such business.

Q:	What happens if I vote against the Business Combination Proposal?

A:

If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of holders of at least the majority of the shares of Mercato Common Stock that are entitled to vote at the special meeting, then the Business Combination Proposal will be approved, and, assuming the satisfaction or waiver of the other conditions to Closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of holders of the majority of the shares of Mercato Common Stock that are entitled to vote at the special meeting, then the Business Combination Proposal will fail and Mercato will not consummate the Business Combination. If Mercato does not consummate the Business Combination, it may continue to try to complete a business combination with a different target business until July 8, 2023. If Mercato fails to complete an initial business combination by July 8, 2023, which Mercato may extend without a stockholder vote on a monthly basis up to five times by an additional one month each time (so long as the Mercato deposits into the Trust Account an amount equal to the lesser of (a) $135,000 or (b) $0.045 for each Public Share that is not redeemed in connection with the extension meeting), then it will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to its Public Stockholders.

Q:	Do I have redemption rights?

A:

Pursuant to the Mercato Certificate of Incorporation, holders of Public Shares may elect to have their shares of Mercato Class A Common Stock redeemed for cash in connection with the Business Combination at the applicable redemption price per share calculated in accordance with the Mercato Certificate of Incorporation. As of                 , 2023, this would have amounted to approximately $                 per share. Each Public Stockholder may seek to redeem all or a portion of his or her Public Shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the approval of the Business Combination, including any interest earned on the Trust Account deposits (which interest will be net of taxes payable), divided by the number of then outstanding Public Shares. If a holder of Public Shares exercises its redemption rights, then such holder will be exchanging its shares of Mercato Class A Common Stock for cash and will not own shares of New Nuvini following the closing of the Business Combination. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. In order to validly redeem Public Shares, a holder must (i) (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to p.m. Eastern Time, on , 2023 (two business days prior to the scheduled vote at the special meeting), (a) submit a written request, including the legal name, phone number, and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Mercato’s transfer agent, at Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, Attn: SPAC Redemption Team, Email: spacredemptions@continentalstock.com, that Mercato redeem your Public Shares for cash and (b) deliver your Public Shares to the transfer agent, physically or electronically through DTC.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than fifteen percent (15%) of the shares of Mercato Class A Common Stock included in the Mercato Units sold in the Mercato IPO. Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Stockholder or group will not be redeemed for cash.

Mercato has no specified maximum redemption threshold under the Mercato Certificate of Incorporation. Each redemption of Shares of Mercato Class A Common Stock by Public Stockholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $                 as of             ,                 2023. The Business Combination Agreement provides that Nuvini’s obligation to consummate the Business Combination is conditioned on the SPAC Cash being greater than or equal to $10,000,000. The conditions to Closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. In no event will Mercato redeem its shares of Mercato Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the Mercato Certificate of Incorporation.

Mercato stockholders who wish to redeem their Public Shares for cash must refer to and follow the procedures set forth in the section entitled “The Special Meeting of Mercato Stockholders—Redemption Rights” in order to properly redeem their Public Shares.

Holders of Public Warrants will not have redemption rights with respect to such warrants.

Q:	Can the Sponsor redeem its Founder Shares in connection with the Closing of the Business Combination?

A:	No. The Sponsor has agreed to waive its redemption rights with respect to its Founder Shares and any Public Shares it may hold in connection with the Closing of the Business Combination.

Q:	Is there a limit on the number of shares I may redeem?

A:

A Public Stockholder, together with any affiliate or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares. Accordingly, all shares in excess of 15% of the Public Shares owned by a holder will not be redeemed. On the other hand, a Public Stockholder who holds less than 15% of the Public Shares may redeem all of the Public Shares held by him or her for cash. In no event will Mercato redeem its shares of Mercato Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the Mercato Certificate of Incorporation.

Q:	Is there a limit on the total number of Public Shares that may be redeemed?

A:

The Mercato Certificate of Incorporation provides that it may not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Other than this limitation and the aforementioned 15% threshold, the Mercato Certificate of Incorporation does not provide a specified maximum redemption threshold. However, Closing of the Business Combination is conditioned, among other things, on the amount of SPAC Cash being greater than or equal to $10,000,000. As a result, assuming satisfaction of the Minimum Cash Condition, Mercato may be able to complete its initial business combination even though a substantial majority or substantially all of its Public Stockholders have redeemed their shares.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether you vote your Mercato Class A Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposal or any other Proposal. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q: How do I exercise my redemption rights?

A:

In order to exercise your redemption rights, you must (i) if you hold Mercato Units, separate the underlying Mercato Class A Common Stock and Public Warrants, and (ii) prior to 5:00 p.m., New York City time, on                , 2023 (two business days before the initial date of the special meeting), tender your shares physically or electronically and identify yourself in writing as a beneficial holder and provide your legal name, phone number and address to the Transfer Agent in order to validly redeem your shares and submit a request in writing that Mercato redeem your shares of Mercato Class A Common Stock for cash to the Transfer Agent at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attention: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

You do not have to be a Record Date holder in order to exercise your redemption rights. Mercato stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, Depository Trust Company (DTC), and the Transfer Agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker $100 and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Mercato’s understanding that Mercato stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Mercato does not have any control over this process and it may take longer than two weeks. Mercato stockholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Mercato stockholders seeking to exercise their redemption rights, whether they are registered holders or hold their shares in “street name,” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the vote on the Business Combination Proposal at the special meeting, or to deliver their shares to the Transfer Agent electronically using Depository Trust Company’s (DTC) Deposit/Withdrawal At Custodian (DWAC) system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the special meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Any demand for redemption, once made, may be withdrawn at any time until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the Transfer Agent in order to validly redeem his, her or its shares. You may make such request by contacting the Transfer Agent at the phone number or address listed under the question “Who can help answer my questions?” below.

If you hold Mercato Units registered in your own name, you must deliver the certificate for such Mercato Units to the Transfer Agent with written instructions to separate such Mercato Units into Mercato Class A Common Stock and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of Public Shares from the Mercato Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your Mercato Units, you must instruct such nominee to separate your Mercato Units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of Mercato Units to be split and the nominee holding such Mercato Units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of Mercato Class A Common Stock and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Mercato Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Mercato Units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

There is a nominal cost associated with the above-referenced process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not stockholders seeking to exercise redemption rights are required to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

It is expected that a U.S. holder (as defined below in “Certain Tax Considerations—U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the Trust Account in exchange for all of its Mercato Class A Common Stock will generally be treated as selling such shares resulting in the recognition of capital gain or capital loss. However, there are certain circumstances in which a redemption of corporate stock may be treated as a distribution for U.S. federal income tax purposes, depending on the particular circumstances applicable to the redeemed stockholder. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights in connection with the Business Combination, see “Certain Tax Considerations—U.S. federal income tax considerations—Material U.S. Federal Income Tax Consequences of an exercise of redemption rights to Holders of Mercato Class A Common Stock.”

All holders are urged to consult their own tax advisor regarding the specific tax consequences of an exercise of redemption rights to them.

Q:	What are the U.S. federal income tax consequences to me of the Business Combination?

A:

For U.S. federal income tax purposes, the Merger should be treated as a taxable exchange of Mercato Class A Common Stock (and, if the relevant holder owns any Public Warrants immediately prior to the Merger, of Public Warrants) for New Nuvini Ordinary Shares (or New Nuvini Warrants), and a U.S. holder

(as defined below in “Certain Tax Considerations—U.S. Federal Income Tax Considerations”) that participates in the Merger would generally recognize gain or loss in an amount equal to the excess of (i) the fair market value of the New Nuvini Ordinary Shares (and, if the relevant holder owns any Public Warrants immediately prior to the Merger, of the New Nuvini Warrants) received over (ii) such holder’s adjusted tax basis in its Mercato Class A Common Stock (and, if the relevant holder owns any Public Warrants immediately prior to the Merger, in such Public Warrants) surrendered in the Merger.

All holders are urged to consult their own tax advisor regarding the specific tax consequences of the Business Combination to them. For a more complete discussion of the material U.S. federal income tax considerations of the Business Combination, see “Certain Tax Considerations—U.S. Federal Income Tax Considerations” and “Risk Factors—Risks Related to U.S. Federal Income Taxation.”

Q:	If I am a Warrant holder, can I exercise redemption rights with respect to my Public Warrants?

A:	No. The holders of Public Warrants have no redemption rights with respect to such warrants.

Q:	Do I have appraisal rights or dissenters’ rights if I object to the proposed Business Combination?

A:	No. There are no appraisal rights available to holders of shares of Mercato Common Stock in connection with the Business Combination.

Q:	What happens to the funds held in the Trust Account upon Closing of the Business Combination?

A:

At Closing, the funds held in the Trust Account will be used to: (i) pay Public Stockholders who properly exercise their redemption rights, (ii) pay certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by Mercato and other parties to the Business Combination Agreement in connection with the Business Combination pursuant to the terms of the Business Combination Agreement and (iii) any remaining funds held in the Trust Account will be paid to New Nuvini.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are a number of closing conditions in the Business Combination Agreement, including the approval by Mercato stockholders of the Business Combination Proposal and satisfaction of the Minimum Cash Condition. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “The Business Combination Agreement and Ancillary Documents—Conditions to Complete the Business Combination.”

Q:	What happens if the Business Combination Agreement is terminated or the Business Combination is not consummated?

A:	There are certain circumstances under which the Business Combination Agreement may be terminated.

Please see the section entitled “The Business Combination Agreement and Ancillary Documents” for information regarding the parties’ specific termination rights.

If Mercato does not consummate the Business Combination, it may continue to try to complete a business combination with a different target business until July 8, 2023, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation. If Mercato fails to complete an initial business combination within the Extension Period, then Mercato will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable, and less up to

$100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Mercato’s remaining stockholders and the Mercato Board, dissolve and liquidate, subject in each case to the Mercato’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the Mercato IPO. Please see the section entitled “Risk Factors—Risks Related to Mercato” for additional information.

Holders of Founder Shares have waived any right to any liquidation distribution with respect to such shares. In addition, there will be no redemption rights or liquidating distributions with respect to the Public Warrants and Private Placement Warrants, which will expire worthless if Mercato fails to complete an initial business combination within the Extension Period.

Q:	When is the Business Combination expected to be completed?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the special meeting of Mercato stockholders, provided that all other conditions to the Closing have been satisfied or waived. For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement and Ancillary Documents—Conditions to Complete the Business Combination.”

Q:	What do I need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/ prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:

If you hold your shares in “street name” and were a holder of record of shares of Mercato Common Stock on                , 2023, the Record Date for the special meeting, you may vote with respect to the Proposals virtually at the special meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the special meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the special meeting so that your shares will be voted if you are unable to attend the special meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m., New York City time, on                , 2023.

Voting Virtually at the Meeting. If you attend the special meeting and plan to vote virtually, you will be provided with a ballot at the virtual special meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote virtually at the special meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the special meeting and vote virtually, you must obtain a legal proxy from your broker, bank or nominee authorizing you to vote these shares. For additional information, please see the section entitled “The Special Meeting of Mercato Stockholders.”

Q:	What will happen if I abstain from voting or fail to vote at the special meeting?

A:

At the special meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal will be counted as present for purposes of determining whether a quorum is present, but will not be counted for votes cast.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by Mercato without an indication of how the stockholder intends to vote on a Proposal will be voted “FOR” each Proposal presented to the Mercato stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the special meeting.

Q:	If I am not going to attend the special meeting, should I return my proxy card instead?

A:

Yes. Whether you plan to attend the special meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee.

Mercato believes that all of the Proposals presented to the stockholders at this special meeting will be considered non-discretionary and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the Proposals presented at the special meeting. If you do not provide instructions with your proxy card, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares. This indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast. Your broker, bank or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker, bank or other nominee to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. You may change your vote by sending a later-dated, signed proxy card to Mercato’s Secretary at the address listed below so that it is received by Mercato’s Secretary prior to the special meeting or attend the special meeting virtually and vote. You also may revoke your proxy by sending a notice of revocation to Mercato’s Secretary, which must be received by Mercato’s Secretary prior to the special meeting.

Q:	What happens if I fail to take any action with respect to the meeting?

A:	If you fail to take any action with respect to the meeting and the Business Combination is approved by stockholders and consummated, you will become a shareholder of New Nuvini and/or your Mercato

Warrants will be assumed by New Nuvini and will entitle you to purchase New Nuvini Ordinary Shares on the same terms as your Mercato Warrants. If you fail to take any action with respect to the meeting and the Business Combination Proposal and the Merger Proposal are not approved, you will continue to be a stockholder and/or warrant holder of Mercato.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/ prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the special meeting?

A:

Mercato will pay the cost of soliciting proxies for the special meeting. Mercato has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting. Mercato has agreed to pay a fee of $                , plus disbursements, and will reimburse Morrow Sodali LLC for its reasonable out-of-pocket expenses and indemnify and its affiliates against certain claims, liabilities, losses, damages and expenses. Mercato will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Mercato Common Stock for their expenses in forwarding soliciting materials to beneficial owners of shares of Mercato Common Stock and in obtaining voting instructions from those owners. The directors, officers and employees of Mercato may also solicit proxies by telephone, by facsimile, by mail, on the Internet, in person or virtually. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Mercato Partners Acquisition Corporation

2750 E. Cottonwood Parkway, Suite #500

Cottonwood Heights, Utah 84121

Telephone: (801) 220-0055

Attention: Scott Klossner

You may also contact the proxy solicitor for Mercato at:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: MPRA.info@investor.morrowsodali.com, as proxy solicitor

To obtain timely delivery, Mercato stockholders must request the materials no later than            , or five business days prior to the special meeting.

You may also obtain additional information about Mercato from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your Public Shares (either physically or electronically) to the Transfer Agent prior to the special meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your Public Shares, please contact the Transfer Agent:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attention: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. You should read carefully this entire proxy statement/ prospectus, including the Annexes and accompanying financial statements of Mercato and Nuvini, to fully understand the proposed Business Combination (as described below) before voting on the Proposals to be considered at the special meeting (as described below). Please see the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Mercato

Mercato is a Delaware corporation formed on February 22, 2021, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving Mercato and one or more target businesses.

Mercato Class A Common Stock, Mercato Units and Public Warrants are traded on Nasdaq under the ticker symbols “MPRA,” “MPRAU” and “MPRAW,” respectively. Upon the Closing, Mercato Class A Common Stock, Mercato Units and Public Warrants will be delisted from Nasdaq.

The mailing address of Mercato’s principal executive office is 2750 E. Cottonwood Parkway, Suite 500, Cottonwood Heights, Utah 84121, and its telephone number is (801) 220-0055.

Nuvini and Nuvini S.A.

Nuvini is an exempted company incorporated with limited liability in the Cayman Islands on November 2, 2022. Nuvini is a holding company that conducts all of its business through Nuvini S.A. and the Nuvini Acquired Companies.

Nuvini S.A. is a corporation (sociedade por ações) duly incorporated and organized on October 21, 2020 under the laws of Brazil, with its head office at Rua Jesuíno Arruda, No. 769, Suite 20B, Itaim Bibi, São Paulo, Brazil. 04.532-082. Nuvini S.A. acquires and operates software companies within SaaS markets in Brazil. Nuvini S.A. is the leading private serial software business acquirer in Brazil and intends to use funding and capital markets access to continue expanding its acquisition strategy in Brazil and Latin America.

To date, Nuvini S.A. has acquired controlling interests in seven SaaS companies comprising the Nuvini Acquired Companies:

•

Effecti. On October 30, 2020, Nuvini S.A. acquired 100% of the equity interest in Effecti Tecnologia WEB LTDA., a limited liability company duly incorporated and organized under the laws of Brazil and based in Rio do Sul, Santa Catarina, Brazil. Effecti operates the “My Effecti” bidding platform through which bidders can find, register, dispute and monitor notices issued by the Brazilian federal, state and municipal governments through electronic trading sessions.

•

Leadlovers. On February 5, 2021, Nuvini S.A. acquired 100% of the equity interest in Leadlovers Tecnologia LTDA., a limited liability company duly incorporated and organized under the laws of Brazil (“Leadlovers”) and based in Curitiba, Paraná, Brazil. Leadlovers provides an online platform designed to optimize the digital marketing strategy of companies and entrepreneurs, allowing them to streamline and automate repetitive marketing processes.

•

Ipê Digital. On February 19, 2021, Nuvini S.A. acquired 100% of the equity interest in Ipe Tecnologia LTDA., a limited liability company duly incorporated and organized under the laws of Brazil, (“Ipê Digital”) and based in Uberlândia, Minais Gerais, Brazil, which serves as the largest Enterprise

Resource Planning (“ERP”) service provider for eyeglass shops. Ipê Digital offers store owners the ssOtica platform, an ERP system subscription that aims to help manage stores, meet tax obligations and optimize sales.

•

Datahub. On February 24, 2021, Nuvini S.A. acquired 100% of the equity interest in Dataminer Dados, Informacoes E Documentos LTDA., a limited liability company duly incorporated and organized under the laws of Brazil (“Datahub”) and based in Tupã, São Paulo, Brazil. Datahub offers an innovative data intelligence platform, uniting cutting-edge technology and new data sources. It utilizes sophisticated and efficient data analytics, machine learning (“AI”) and customer knowledge (“KYC”) to drive efficiencies in marketing, sales, risk, and compliance actions, while prioritizing responsible data management or protect its customers’ business.

•

OnClick. On April 22, 2021, Nuvini S.A. acquired 100% of the equity interest in OnClick Sistemas de Informacao LTDA., a limited liability company duly incorporated and organized under the laws of Brazil (“OnClick”) and based in Marília, São Paulo, Brazil. Together with its subsidiaries, OnClick offers a management ERP software for retail, e-commerce, industry, distribution, services and health care companies; customizes business management, IT solutions and business processes for its customers; and provides a complete integration solution to support the various technologies involved in e-commerce operations.

•

Mercos. On June 30, 2021, Nuvini S.A. entered into an investment agreement with the shareholders of Simplest Software LTDA., a limited liability company duly incorporated and organized under the laws of Brazil (“Mercos”) and based in Joinville, Santa Catarina, Brazil, to acquire 100% of the total share capital of Mercos, and assumed control on August 10, 2021. Mercos is a software company that organizes and automates the activities of independent sales representatives and sales orders from manufacturers and distributors. Currently, Mercos is focused on providing e-commerce and sales solutions for B2B entities. On November 16, 2022, Nuvini S.A. amended the agreement with the sellers of Mercos to eliminate the contingent consideration payment in exchange for the return of 42.09% of the Mercos shares to the sellers and retaining a call option on those shares. The call option provides Nuvini S.A. the right to repurchase the shares at any time until December 31, 2024 for a total price based on multiples of Mercos revenue for the preceding 12 months. In connection therewith, Nuvini S.A. paid R$10.0 million.

•

SmartNX. On January 25, 2023, Nuvini S.A. entered into an investment agreement with the shareholders of Smart NX Tecnologia LTDA, a limited liability company duly incorporated and organized under the laws of Brazil (“Smart NX”) and based in Matias Barbosa, Minas Gerais, Brazil, to acquire 55% of the total share capital of Smart NX. Smart NX builds digital journeys, connecting B2C companies with their clients via sales, billing and customer service.

New Nuvini

New Nuvini is an exempted company incorporated with limited liability in the Cayman Islands on November 16, 2022. To date, New Nuvini has not conducted any material activities other than those incident to its formation, the incorporation of the Intermediate Companies and Merger Sub and the pending Business Combination and only has nominal assets consisting of cash and cash equivalents. Accordingly, no financial statements of New Nuvini have been included in this proxy statement/prospectus. New Nuvini intends to apply to list the New Nuvini Ordinary Shares and New Nuvini Warrants on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, upon the closing of the Business Combination.

The mailing address of New Nuvini’s registered office in the Cayman Islands is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

Merger Sub

Merger Sub is a Delaware corporation and wholly-owned subsidiary of New Nuvini that was incorporated in 2023 to facilitate the consummation of the Business Combination. Merger Sub will be directly owned by Intermediate 2 prior to and on the Closing Date. As part of the Business Combination, Merger Sub will merge with and into Mercato, with Mercato continuing as the surviving entity and a direct, wholly-owned subsidiary of Intermediate 2.

The mailing address of Merger Sub’s registered office is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

The Business Combination

On February 26, 2023, New Nuvini, Nuvini, Mercato and Merger Sub entered into the Business Combination Agreement, pursuant to which New Nuvini, Nuvini, Intermediate 1, Intermediate 2, Merger Sub and Mercato will consummate the Business Combination. The Business Combination Agreement contains customary representations and warranties, covenants, closing conditions and other terms relating to the Contribution and Merger and the other transactions contemplated thereby.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement will undertake a series of transactions pursuant to which, among other things (i) at 5:00 p.m. New York time on the business day prior to the date on which the Closing Date occurs, Nuvini Shareholders will contribute to New Nuvini all of the issued and outstanding Nuvini Ordinary Shares in exchange for newly issued New Nuvini Ordinary Shares equal to the product of (a) the number of Nuvini Ordinary Shares outstanding at the Contribution Effective Time multiplied by (b) the Exchange Ratio, (ii) New Nuvini will issue New Nuvini Ordinary Shares to potential investors and (iii) Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini.

No later than two business days following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as Mercato and Nuvini may mutually agree in writing, the Closing will occur by electronic exchange of the documents and the Merger will be consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware. For the avoidance of doubt, the Merger, may not occur prior to the first business day following the date that includes the Contribution Effective Time.

For more information about the transactions contemplated in the Business Combination Agreement, please see the section entitled “The Business Combination Agreement and Ancillary Documents.” The Business Combination Agreement is incorporated by reference into this proxy statement/prospectus, a copy of which is attached to this proxy statement/prospectus as Annex A.

Effect on Mercato

At the Merger Effective Time, by virtue of the Merger and without any action on the part of New Nuvini, Mercato, Merger Sub or the holders of the following securities:

•

each Mercato Unit issued and outstanding immediately prior to the Merger Effective Time will be automatically separated and the holder thereof will be deemed to hold one (1) share of Mercato Class A Common Stock and one-half of one (1/2) Mercato Warrant;

•

each share of Mercato Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time (including each share of Class A Common Stock into which Mercato Class B Common Stock will automatically convert pursuant to the terms of the Mercato Certificate of Incorporation) will be automatically canceled and converted into the right to receive one fully paid and non-assessable New Nuvini Ordinary Share, with a value ascribed to each such New Nuvini Ordinary Share of $10.00;

•

each Mercato Warrant outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, will cease to represent a right to acquire Mercato Common Stock and will convert into New Nuvini Warrants; and

•

each share of Merger Sub Common Stock issued and outstanding immediately prior to the Merger Effective Time will automatically convert into one share of common stock, par value $0.01 per share, of the surviving entity of the Merger.

Consideration to Nuvini Shareholders

At the Contribution Effective Time, by virtue of the Contribution and in accordance with the Contribution Agreement and the Business Combination Agreement:

•

each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed to New Nuvini, free and clear of all Liens, other than potential restrictions on resale under applicable securities laws, and the Nuvini Shareholders will subscribe and be issued in exchange for such contribution a number of New Nuvini Ordinary Shares equal to the product of (a) the number of Nuvini Ordinary Shares outstanding at the Contribution Effective Time multiplied by (b) the Exchange Ratio; and

•

each Nuvini Option, whether vested or unvested, outstanding and unexercised as of immediately prior to the Contribution Effective Time will automatically cease to represent the right to purchase Nuvini Ordinary Shares and will be canceled and extinguished in exchange for an option to purchase New Nuvini Ordinary Shares equal to the product of (x) the number of Nuvini Ordinary Shares subject to such Nuvini Option immediately prior to the Contribution Effective Time multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share immediately prior to the Contribution Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. Each such option will, from and after the Merger Effective, be subject to, the same terms and conditions as applied to the corresponding Nuvini Option immediately prior to the Merger Effective Time.

New Nuvini Earnout Shares

The Nuvini Earnout Shares that are subject to contingent payment pursuant to the Nuvini Earnout Agreements immediately prior to the Contribution Effective Time will, subject to the satisfaction of the earnout events in the applicable Nuvini Earnout Agreement, be issued in a number of New Nuvini Ordinary Shares multiplied by the Exchange Ratio, rounded down to the nearest whole share. In the event that any New Nuvini Earnout Shares reserved for issuance pursuant to the terms of the Business Combination Agreement are not ultimately issued pursuant to the Earnout Agreements to the persons indicated in such agreements, then such New Nuvini Earnout Shares will be issued instead to the Nuvini Shareholders in accordance with the Business Combination Agreement.

Conditions to the Closing

Under the Business Combination Agreement, the Closing is subject to customary and other conditions (subject to the parties’ ability to waive such conditions permitted by the Business Combination Agreement), including:

•	the receipt of all necessary pre-Closing governmental authorizations as contemplated by the Business Combination Agreement;

•	the approval of the Business Combination Proposal and related transactions by the Mercato stockholders;

•	the approval of the Business Combination and the transactions contemplated thereby by the shareholders of Nuvini, New Nuvini and Merger Sub;

•	the effectiveness of this proxy statement/prospectus and the absence of any issued or pending stop order by the SEC;

•	the absence of any Legal Requirement enjoining or prohibiting the consummation of the Business Combination and other related transactions;

•	the full force and effect of all transaction agreements, having not been rescinded by any of the parties thereto;

•

Mercato having net tangible assets of at least $5,000,001 remaining after accounting for the Mercato stockholder redemptions and giving effect to the receipt by New Nuvini of the net proceeds from the PIPE Investments; and

•

the receipt of approval for the New Nuvini Ordinary Shares to be listed on the Nasdaq (or another public stock market or exchange in the United States as may be mutually agreed upon by Mercato and Nuvini).

The obligations of the parties to the Business Combination Agreement to consummate the Business Combination are subject to additional conditions, as described more fully below in the section entitled “The Business Combination Agreement—Closing Conditions.”

Related Agreements

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex D, with certain stockholders of Mercato (together with the Sponsor, the “Stockholders”), New Nuvini, Mercato and Nuvini pursuant to which the Stockholders agreed, among other things, (i) to vote all shares of Mercato Common Stock beneficially owned by them in favor of each of the proposals at the Mercato Special Meeting, (ii) to vote against any proposal that would impede the Business Combination and (iii) waive any anti-dilution rights in Mercato’s governing documents with respect to any founder shares. In addition, New Nuvini agreed to indemnify the Sponsor from and against certain liabilities relating to the Business Combination for a period of six years after the Closing.

Nuvini Holders Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, Mercato entered into the Nuvini Holders Voting and Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex E, with Nuvini and certain Nuvini Shareholders thereto. Pursuant to the Nuvini Holders Voting and Support Agreement, the Nuvini Shareholders party thereto agreed to, among other things, (i) vote to adopt and approve, upon the effectiveness of this proxy statement/prospectus, the Business Combination Agreement and all other documents and transactions contemplated thereby and (ii) vote against any proposals that run counter to any provision of the Nuvini Holders Voting and Support Agreement or to the consummation of the Business Combination, in each case, subject to the terms and conditions of the Nuvini Holders Voting and Support Agreement. The Nuvini Holders Voting and Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Merger Effective Time, (b) such date and time as the Business Combination Agreement will be terminated in accordance with Section 9.1 thereof, and (c) the written agreement of Mercato, Nuvini, New Nuvini and such Nuvini Shareholders party thereto.

Contribution Agreement

On March 3, 2023, New Nuvini and the holders of Nuvini Ordinary Shares (such holders collectively, the “Nuvini Shareholders”) entered into the Contribution Agreement, a copy of which is attached to this proxy statement/prospectus as Annex C, under which Mercato is a third-party beneficiary. Pursuant to the Contribution Agreement, the Nuvini Shareholders will, at the Contribution Effective Time, contribute to New Nuvini all of the issued and outstanding all of the issued and outstanding equity of Nuvini in exchange for newly issued New Nuvini Ordinary Shares, and, as a result thereof, Nuvini will become a direct, wholly-owned subsidiary of New Nuvini.

Registration Rights Agreement

The Business Combination Agreement contemplated that, at the Closing, New Nuvini, Sponsor, certain former stockholders of Mercato and certain former stockholders of Nuvini (collectively, the “Registration Rights Holders”), will enter into the Registration Rights Agreement, a form of which is attached to this proxy statement/prospectus as Annex F, pursuant to which New Nuvini will be obligated to file with the SEC within 30 calendar days following the Closing Date a registration statement to register for resale, pursuant to Rule 415 under the Securities Act, the New Nuvini Ordinary Shares and other the securities of New Nuvini that are held by the parties thereto from time to time. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised in any twelve (12) month period, the Registration Rights Holders may demand at any time or from time to time to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $50 million. The Registration Rights Agreement will also provide the Registration Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Lock-up Agreement

Pursuant to the Business Combination Agreement, at the Closing, New Nuvini and each of the Nuvini Shareholders subject to the transfer restrictions will enter into the Lock-up Agreement, a copy of which is attached to this proxy statement/prospectus as Annex G. Pursuant to the terms of the Lock-up Agreement, each Nuvini Shareholder subject to the transfer restrictions will be contractually restricted from selling or transferring (i) the New Nuvini Ordinary Shares owned by such Nuvini Shareholder immediately following the Closing, (ii) the New Nuvini Ordinary Shares issuable to such Nuvini Shareholder upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding immediately following the Closing in respect of awards of Nuvini outstanding immediately prior to the Closing (along with such securities themselves) and (iii) the New Nuvini Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for New Nuvini Ordinary Shares held by such Nuvini Shareholder immediately after the Closing in respect of securities of Nuvini outstanding immediately prior to the Closing (along with such securities themselves). Such restrictions begin on the Closing Date and end on the date that is one year following the Closing Date, subject to earlier release if (a) the last reported sale price per New Nuvini Ordinary Share equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (b) if New Nuvini consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of New Nuvini Shareholders having the right to exchange their New Nuvini Ordinary Shares for cash, securities or other property. If the date that is one year from the Closing Date is scheduled to be during, or within five trading days prior to, the Blackout Period, the lock-up period will end ten trading days prior to such Blackout Period.

Ownership of New Nuvini Following the Closing

Upon Closing of the Business Combination, the Nuvini Shareholders and the Mercato stockholders will become New Nuvini Shareholders. Considering the Exchange Ratio and assuming maximum redemptions: (i) the

Public Stockholders will own approximately     % of New Nuvini on a fully diluted basis; (ii) the Initial Stockholders will own approximately     % of New Nuvini on a fully diluted basis; and (iii) former Nuvini Shareholders will own approximately     % of New Nuvini on a fully diluted basis. Considering the Exchange Ratio and assuming no further redemptions: (i) the Public Stockholders will own approximately     % of New Nuvini on a fully diluted basis; (ii) the Initial Stockholders will own approximately     % of New Nuvini on a fully diluted basis; and (iii) former Nuvini Shareholders will own approximately     % of New Nuvini on a fully diluted basis.

Closing of the Business Combination is conditioned, among other things, on the SPAC Cash being greater than or equal to $10,000,000. As a result, assuming satisfaction of the Minimum Cash Condition, Mercato may be able to complete its initial business combination even though a substantial majority or substantially all of its Public Stockholders have redeemed their shares.

The following table illustrates the varying ownership levels of New Nuvini after the Business Combination under two scenarios: one with no further redemptions by Public Stockholders, and one with maximum redemptions by Public Stockholders (which assumes satisfaction of the Minimum Cash Condition), each as of             , 2023 (totals may not add to 100.0% due to rounding). The following table also assumes that there are no other issuances of equity interests of Mercato, the Nuvini Group or New Nuvini prior to Closing and does not take into account Mercato warrants that will be converted into New Nuvini Warrants in connection with the Closing and may be exercised at a later date:

	Assuming No Further Redemptions		Assuming Maximum Redemptions
	Number of Shares	Percent of Shares	Number of Shares	Percent of Shares
Shares held by former Nuvini Shareholders(1)		%		%
Shares held by current Public Stockholders(2)	4,300,363	%		%
Shares held by the Initial Stockholders(3)	5,750,000	%	5,750,000	%
Total New Nuvini Ordinary Shares		%		%

(1)

Pursuant to the Business Combination Agreement, the aggregate number of New Nuvini Ordinary Shares issued to the existing Nuvini Shareholders will equal                . At the Contribution Effective Time, (1) each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed to New Nuvini and (2) each Nuvini Option will automatically cease to represent the right to purchase Nuvini Ordinary Shares and will be canceled and extinguished in exchange for an option to purchase New Nuvini Ordinary Shares. For more information, see “The Business Combination Agreement and Ancillary Documents.”

(2)

Underlying shares of Mercato Class A Common Stock are subject to possible redemption. The Maximum Redemption Scenario is determined based on the assumption that the Minimum Cash Condition is satisfied at Closing (after giving effect to the redemption payments and Mercato transaction expenses).

(3)	The Initial Stockholders have waived their redemption rights in connection with the consummation of the Business Combination with respect to any shares of Mercato Common Stock held by them.

See the section entitled “The Business Combination Agreement and Ancillary Documents—Consideration to Nuvini Shareholders—Ownership of New Nuvini Following the Closing” for more information.

Description of New Nuvini Securities

If the Business Combination is successfully completed, Nuvini Shareholders and Mercato stockholders will become New Nuvini Shareholders, and their rights as New Nuvini Shareholders will be governed by New Nuvini’s organizational documents as at Closing and Cayman Islands law. Please see section entitled “Description of New Nuvini Securities” elsewhere in this proxy statement/prospectus for additional information.

The Mercato Board’s Reasons for Approval of the Business Combination

After careful consideration, the Mercato Board recommends that Mercato stockholders vote “For” the approval of the Business Combination Proposal. For a more complete description of the Mercato Board’s reasons for the approval of the Business Combination and the recommendation of the Mercato Board, see the section entitled “The Business Combination—Mercato Board’s Reasons for Approval.”

Satisfaction of 80% Test

It is a requirement under the Mercato Certificate of Incorporation and the Nasdaq listing requirements that the business or assets acquired in an initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. In connection with its evaluation and approval of the Business Combination, the Mercato Board determined that the fair market value of Nuvini is $235,000,000, based on, among other things, comparable company revenue and other financial performance multiples.

Special Meeting

Date, Time and Place of the Special Meeting

The special meeting will be virtually held at                 a.m., Eastern time, on                 , 2023, via live webcast at the following website:            , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Proposals

At the special meeting, Mercato stockholders will be asked to consider and vote upon the following Proposals:

1.	The Business Combination Proposal—a proposal to approve and adopt the Business Combination Agreement and the Business Combination (the “Business Combination Proposal or “Proposal No. 1”).

2.

The Merger Proposal—a proposal to approve and adopt the Merger, pursuant to which Merger Sub will merge with and into Mercato with Mercato as the surviving company and a direct, wholly-owned subsidiary of Intermediate 2 (the “Merger Proposal” or “Proposal No. 2”).

3.

The Adjournment Proposal—a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more Proposals presented to shareholders for vote (the “Adjournment Proposal” or “Proposal No. 3” and, together with the Business Combination Proposal and the Merger Proposal, the “Proposals”).

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the virtual special meeting if you owned shares of Mercato Class A Common Stock or Mercato Class B Common Stock at the close of business on                , 2023, which is the Record Date for the special meeting. You are entitled to one vote for each share of Mercato Class A Common Stock or Mercato Class B Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were                shares of Mercato Class A Common Stock and Mercato Class B Common Stock outstanding in the aggregate, of which                were Public Shares and 5,750,000 were Founder Shares held by the Initial Stockholders.

Proxy Solicitation

Proxies may be solicited by mail. Mercato has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares online if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting—Revoking Your Proxy.”

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of Mercato stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if holders of a majority of the outstanding shares of Mercato Class A Common Stock and Mercato Class B Common Stock entitled to vote thereat attend virtually or are represented by proxy at the special meeting. Abstentions will count as present for the purposes of establishing a quorum, but will not be treated as votes cast. A broker non-vote with respect to a matter occurs when a broker, bank or other institution or nominee holding shares on behalf of a beneficial owner has not received voting instructions from the beneficial owner on a particular proposal and does not have, or chooses not to exercise, discretionary authority to vote the shares on such proposals. Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast. Mercato does not expect any broker non-votes at the special meeting because there are no routine proposals to be voted on at the special meeting.

Approval of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal requires the affirmative vote (in person virtually or by proxy) of the holders of a majority of the outstanding shares of Mercato Class A Common Stock and Mercato Class B Common Stock entitled to vote thereon at the special meeting, voting as a single class. Accordingly, a stockholder’s failure to vote, whether in person, by proxy or online at the special meeting or an abstention will not be counted towards the number of shares of Mercato Class A Common Stock and Mercato Class B Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have the same effect as a vote “Against” the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal.

The Closing is conditioned on the approval of the Business Combination Proposal and the Merger Proposal. The Merger Proposal is non-binding and is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation to Mercato Stockholders

The Mercato Board believes that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal is in the best interests of Mercato and Mercato stockholders and recommends that Mercato stockholders vote “For” each Proposal being submitted to a vote of the Mercato stockholders at the special meeting.

When you consider the recommendation of the Mercato Board in favor of approval of these Proposals, you should keep in mind that, aside from their interests as stockholders, Sponsor and certain of Mercato’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. Please see the section entitled “The Business Combination—Interests of Certain Persons in the Transactions.”

Vote of the Sponsor and Mercato’s Directors and Officers

Prior to the Mercato IPO, Mercato entered into a letter agreements with the Sponsor and Mercato’s directors and officers, pursuant to which each agreed to vote any Mercato Common Stock owned by them in favor of an initial business combination. The letter agreement applies to the Sponsor and Mercato’s directors and officers, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other Proposals presented to Mercato stockholders in this proxy statement/prospectus. As of the Record Date, the Sponsor and Mercato’s directors and officers and certain affiliates own 5,750,000 Founder Shares, representing approximately 57.2% of the Mercato Common Stock then outstanding and entitled to vote at the special meeting. Sponsor and Mercato’s directors and officers have waived any redemption rights, including with respect to shares of Mercato Class A Common Stock purchased in the Mercato IPO or in the aftermarket, in connection with the Business Combination. The Founder Shares held by Sponsor and Mercato’s independent directors have no redemption rights upon Mercato’s liquidation and will be worthless if no Business Combination is effected by Mercato by July 8, 2023, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation. However, Sponsor and Mercato’s directors and officers are entitled to redemption rights upon Mercato’s liquidation with respect to any shares of Mercato Class A Common Stock they may own.

Interests of Certain Persons in the Transactions

In considering the recommendation of the Mercato Board to vote in favor of the Business Combination, Mercato stockholders should be aware that aside from their interests as stockholders, the Sponsor and permitted transferees and Mercato’s officers and directors have interests in the Transactions that are different from, or in addition to, those of other Mercato stockholders generally. The Mercato Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to Mercato stockholders that they approve the Business Combination Proposal. Mercato stockholders should take these interests into account in deciding whether to approve the Business Combination Proposal.

These interests include the fact that:

•	the Sponsor and its permitted transferees have agreed not to redeem any shares of Mercato Common Stock in connection with a stockholder vote to approve a proposed initial business combination;

•

the Sponsor paid an aggregate of $25,000 for the Founder Shares and such securities will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at approximately $                , based on the closing price of Mercato Class A Common Stock of $                 on Nasdaq on                 , 2023, but given the transfer restrictions on such shares, Mercato believes such shares have less value;

•

the Sponsor and its permitted transferees have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Mercato fails to complete an initial business combination by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation;

•	the Registration Rights Agreement and Lock-Up Agreement will be entered into by the Sponsor upon the closing of the Business Combination;

•

the Sponsor paid an aggregate of $10,050,000 for its 10,050,000 Private Placement Warrants with an aggregate market value of approximately $                 based on the closing price of the Public Warrants of $                 on Nasdaq on                 , 2023, and that such Private Placement Warrants will expire worthless if a business combination is not consummated by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation;

•	the Sponsor has made a loan of $ to Mercato and may convert up to $1,500,000 of the loan into warrants on the same terms as the Private Placement Warrants (as contemplated by the

Mercato Warrant Agreement pursuant to which the Private Placement Warrants were issued) at the same time the Business Combination is completed. Such warrants would have an aggregate market value of approximately $                 based on the closing price of the Public Warrants of $                 on Nasdaq on                 , 2023;

•

the Sponsor has the right to receive                New Nuvini Ordinary Shares with an aggregate market value of approximately $                 based on the closing price of Mercato Class A Common Stock of $                 on Nasdaq on                 , 2023, subject to certain lock-up periods;

•

the indemnification of Mercato’s existing directors and officers will continue after the Business Combination and a “tail” or “runoff” directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the closing of the Business Combination for Mercato’s directors’ and officers’ liability insurance will be purchased and maintained after the Business Combination;

•

the Sponsor and Mercato’s officers and directors will lose their entire investment in Mercato and will not be reimbursed for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account if an initial business combination is not consummated by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation. Mercato’s officers and directors do not currently have any unreimbursed out-of-pocket expenses and do not expect to incur any out-of-pocket expenses for which they are entitled to reimbursement;

•

if the Trust Account is liquidated, including in the event Mercato is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Mercato to ensure that the proceeds in the Trust Account are not reduced below $10.15 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Mercato has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Mercato, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the Sponsor has invested an aggregate of $                (in respect of the Founder Shares, the Private Placement Warrants and a loan of $                 ) that will have zero value in the event Mercato is not able to complete a business combination; and

•	the Sponsor and its affiliates can earn a positive return on their investment, even if the Public Stockholders have a negative return on their investment in New Nuvini.

Redemption Rights

Under the Mercato Certificate of Incorporation, holders of Mercato Class A Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to Mercato to pay its franchise and income taxes, by (b) the total number of shares of Mercato Class A Common Stock issued in the Mercato IPO less any shares that were redeemed in connection with the extension meeting; provided that Mercato will not redeem any Public Shares to the extent that such redemption would result in Mercato having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001, unless the Public Shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act. As of the Record Date, this would have amounted to approximately $                per share. Under the Mercato Certificate of Incorporation, in connection with an initial business combination, a Public Stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), that holds in aggregate more than 15% of the Public Shares is restricted from seeking redemption rights.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of Mercato Class A Common Stock for cash and will no longer own shares of Mercato Class A Common Stock and will not receive New Nuvini Ordinary Shares or participate in New Nuvini’s future growth, if any. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Mercato’s transfer agent in accordance with the procedures described herein. See the section entitled “The Special Meeting of Mercato Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Certain Information Relating to New Nuvini

Listing of New Nuvini Ordinary Shares and New Nuvini Warrants on Nasdaq

New Nuvini Ordinary Shares and New Nuvini Warrants currently are not traded on any stock exchange. New Nuvini intends to apply to list the New Nuvini Ordinary Shares and New Nuvini Warrants on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, upon the closing of the Business Combination. We cannot assure you that the New Nuvini Ordinary Shares and New Nuvini Warrants will be approved for listing on Nasdaq.

Emerging Growth Company; Foreign Private Issuer; Controlled Company

New Nuvini is an “emerging growth company” as defined in the JOBS Act. New Nuvini will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the effective date of the registration statement of which this proxy statement/prospectus is a part, (b) in which New Nuvini has total annual gross revenue of at least $1.235 billion or (c) in which New Nuvini is deemed to be a large accelerated filer, which means the market value of New Nuvini Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of New Nuvini’s prior second fiscal quarter, and (ii) the date on which New Nuvini issued more than $1.0 billion in non-convertible debt during the prior three-year period. New Nuvini intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that New Nuvini’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting.

As a “foreign private issuer,” New Nuvini will be subject to different U.S. securities law rules than domestic U.S. issuers. The rules governing the information that New Nuvini must disclose differ from those governing U.S. corporations pursuant to the Exchange Act. New Nuvini will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, as a “foreign private issuer,” New Nuvini’s officers and directors and holders of more than 10% of the issued and outstanding New Nuvini Ordinary Shares, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of ordinary shares as well as from Section 16 short swing profit reporting and liability.

Immediately following the completion of the Business Combination, Pierre Schurmann and Luiz Busnello will control a majority of the voting power of outstanding New Nuvini Ordinary Shares. As a result, New Nuvini will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of New Nuvini’s board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	the requirement that New Nuvini have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that New Nuvini have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following the Business Combination, New Nuvini intends to utilize some or all of these exemptions. As a result, New Nuvini’s nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Comparison of Securityholder Rights

There are certain differences in the rights of Mercato stockholders prior to the Business Combination and the rights of New Nuvini Shareholders after the Business Combination. Please see the section entitled “Comparison of Securityholder Rights” elsewhere in this proxy statement/prospectus for additional information.

Appraisal or Dissenters’ Rights

Neither Mercato stockholders nor Mercato unitholders nor Mercato warrant holders have appraisal or dissenters’ rights in connection with the Business Combination under the laws of the State of Delaware. Although under the Delaware General Corporation Law, stockholders of a Delaware corporation have appraisal rights with respect to a merger, however, appraisal rights are not considered to be available under the Delaware General Corporation Law if the consideration under the proposed merger consists of shares listed on a national securities exchange. Therefore, no appraisal rights are available under the Business Combination; however, holders have a redemption right as further discussed in this proxy statement/prospectus. See the section entitled “The Special Meeting of Mercato Stockholders—Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

U.S. Federal Income Tax Considerations

Holders of Mercato Class A Common Stock and Warrants should carefully read the discussion under the caption “Certain Tax Considerations—U.S. Federal Income Tax Considerations” included elsewhere in this proxy statement/prospectus for a discussion of material U.S. federal income tax considerations with respect to electing to have their shares of Mercato Class A Common Stock redeemed for cash if the Business Combination is completed, the Merger, and, if applicable, the ownership and disposition of New Nuvini Ordinary Shares and New Nuvini Warrants following the Business Combination.

Holders of Mercato Class A Common Stock and Warrants (i) who exercise their redemption rights with respect to their shares of Mercato Class A Common Stock, (ii) who exchange their Mercato Class A Common Stock for New Nuvini Ordinary Shares and/or (iii) whose Warrants will automatically convert into New Nuvini Warrants in the Merger should consult with, and rely solely upon, their tax advisors to determine the specific tax consequences to them of the Business Combination and, to the extent applicable, of owning New Nuvini Ordinary Shares or New Nuvini Warrants following the completion of the Business Combination, including the applicability and effect of any U.S. federal, state, local, or non-U.S. tax laws and tax treaties (and any potential future changes thereto).

Material Cayman Tax Considerations

There is currently no form of income, inheritance, gift, withholding, corporate or capital gains tax applicable to Nuvini or New Nuvini in the Cayman Islands.

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a capital transaction. Under this method of accounting, the acquisition of Mercato will be treated at historical cost, with no goodwill or other intangible assets recorded. Please see the section entitled “The Business Combination—Anticipated Accounting Treatment” elsewhere in this proxy statement/prospectus for additional information.

Price Range of Securities and Dividends

Mercato

The Mercato Units, each of which consists of one share of Mercato Class A Common Stock and one-half of one Public Warrant to acquire one share of Mercato Class A Common Stock, began trading on Nasdaq under the symbol “MPRAU” on November 4, 2021. On December 23, 2021, Mercato announced that holders of its Mercato Units could elect to separately trade the Mercato Class A Common Stock and Public Warrants. On December 27, 2021, the Mercato Class A Common Stock and Public Warrants began trading on Nasdaq under the symbols “MPRA” and “MPRAW,” respectively.

On February 24, 2023, the trading date before the public announcement of the Business Combination, the Mercato Units, Mercato Class A Common Stock and Public Warrants closed at $10.45, $10.43 and $0.086, respectively. As of                , 2023, the Record Date, the closing price for each Mercato Unit, share of Mercato Class A Common Stock, and Public Warrant was $                , $                 and $                , respectively.

Mercato has not paid any cash dividends on its Mercato Common Stock to date and does not intend to pay cash dividends prior to the Closing of the Business Combination.

Nuvini

Historical market price information regarding Nuvini Ordinary Shares is not provided because they do not have a public market. Nuvini has never declared or paid any cash dividends on the Nuvini Ordinary Shares.

New Nuvini

Historical market price information regarding New Nuvini Ordinary Shares is not provided because, as of the date of this proxy statement/prospectus, there is no public market for the New Nuvini Ordinary Shares. Please see the section entitled “Price Range of Securities and Dividends—New Nuvini—Dividend Policy” elsewhere in this proxy statement/prospectus for additional information.

Risk Factor Summary

The Nuvini Group’s business and an investment in New Nuvini Ordinary Shares and New Nuvini Warrants are subject to numerous risks and uncertainties. In evaluating the Proposals, you should carefully read this proxy statement/prospectus, including the financial statements and annexes attached hereto, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of these risks include:

•

Nuvini is an early-stage company with a history of operating losses and expects to incur significant expenses and continuing losses at least for the near- and medium-term, which may affect Nuvini’s ability to continue as a going concern.

•

The Nuvini Group’s growth strategy depends in large part on continued acquisitions of SaaS business. Nuvini S.A. may not be able to identify suitable acquisition candidates or complete acquisitions successfully. Nuvini may require additional capital to support the growth of its business, and this capital might not be available on acceptable terms, if at all.

•

The financial and operating projections in this proxy statement/prospectus rely in large part on assumptions and analyses developed by New Nuvini and third-party sources and are based on the New Nuvini’s ability to achieve, among other factors, certain growth milestones in accordance with Nuvini Group’s business plans. If these assumptions or analyses prove to be incorrect, New Nuvini’s actual operating results may materially differ from its forecasted results.

•

The Nuvini Acquired Companies and their suppliers could suffer disruptions, outages, defects and other performance and quality problems with the Nuvini Acquired Companies’ solutions or with the public cloud and internet infrastructure on which their solutions rely. If the availability of the Nuvini Acquired Companies’ proprietary SaaS solutions does not meet the Nuvini Acquired Companies’ service-level commitments to their customers, Nuvini S.A.’s current and future revenue may be negatively impacted.

•

If the Nuvini Group loses key members of its management teams or is unable to attract and retain the executives and employees it needs to support its operations and growth (especially skilled software engineers and developers), the Nuvini Group’s business and future growth prospects may be harmed.

•

Some of the markets for the Nuvini Acquired Companies’ SaaS solutions are characterized by frequent technological advances, and the Nuvini Acquired Companies must continually improve their software products to remain competitive.

•	The Nuvini Group relies on information and technology for many of its business operations which could fail and cause disruption to its business operations.

•	The Nuvini Group is mainly concentrated in one geographic area, which increases the Nuvini Group’s exposure to various risks in that location.

•	Brazil has experienced, and may continue to experience, adverse economic or political conditions that may impact the Nuvini Group’s business, financial condition and results of operations.

•	Internet regulation in Brazil is recent and still limited and several legal issues related to the Internet are uncertain.

•

The Nuvini Group’s customers may be subject to new and evolving privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.

•	The Nuvini Group may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

•	Nuvini S.A.’s payment obligations under Nuvini S.A.’s indebtedness may limit the funds available to the Nuvini Group and may restrict the Nuvini Group’s flexibility in operating its businesses.

•

Nuvini S.A.’s existing loan agreements contain restrictive covenants, exposure premiums and events of default that impose significant operating and financial restrictions on Nuvini S.A., and Nuvini S.A. is currently not in compliance with certain financial covenants included in Nuvini S.A.’s loan agreements.

•

The consummation of the Business Combination may trigger the acceleration or termination of certain Nuvini S.A.’s loan and operating agreements if Nuvini S,A. does not obtain the counterparties’ consent or waiver, which could adversely affect the Nuvini Group.

•	Changes in tax laws or differing interpretations of tax laws may adversely affect the Nuvini Group’s results of operations.

•	The Mercato Board did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination.

•

Since the Sponsor and Mercato’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of Mercato stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as its initial business combination. Such interests include that Sponsor will lose its entire investment in Mercato if an initial business combination is not completed.

•	Mercato may be subject to a new 1% U.S. federal excise tax in connection with redemptions of Mercato A Common Stock.

•	An active trading market for New Nuvini Ordinary Shares may not be sustained to provide adequate liquidity.

•	New Nuvini does not expect to pay any dividends in the foreseeable future.

•

Public Stockholders will experience immediate dilution as a consequence of the issuance of New Nuvini Ordinary Shares as consideration in the Business Combination as well as dilution due to future issuances pursuant to equity incentive plans put in place at New Nuvini. Having a minority share position in New Nuvini following the Business Combination may reduce the influence that Mercato’s current stockholders have on the management of New Nuvini.

•

Upon consummation of the Business Combination, the rights of holders of New Nuvini Ordinary Shares arising under Cayman Companies Law as well as the governing documents of New Nuvini will differ from and may be less favorable to the rights of holders of Mercato Common Stock arising under the DGCL as well as the Mercato Certificate of Incorporation and Mercato Bylaws.

•

As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq, New Nuvini will follow certain home country governance practices rather than the corporate governance requirements of the Nasdaq. The unaudited pro forma financial information included herein may not be indicative of what New Nuvini’s actual financial position or results of operations would have been.

•	The Merger should be a taxable transaction for U.S. federal income tax purposes.

•	New Nuvini could be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Business Combination.

Summary Historical Consolidated Financial Information of Nuvini

The following table sets forth summary historical financial information of Nuvini S.A. for the periods and as of the dates indicated.

The summary historical financial information of Nuvini S.A. as of and for the years ended December 31, 2022 and December 31, 2021 were derived from the audited historical financial statements of Nuvini included elsewhere in this proxy statement/prospectus.

The following summary historical financial information should be read together with the consolidated financial statements and accompanying notes and “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The financial summary historical financial information in this section is not intended to replace Nuvini S.A.’s consolidated financial statements and the related notes. Nuvini S.A.’s historical results are not necessarily indicative of Nuvini S.A.’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Nuvini, prior to and without giving pro-forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the combined entity going forward. See the sections entitled “Summary of the Proxy Statement/Prospectus—Parties to the Business Combination—Nuvini” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

Nuvini S.A.’s financial statements as of and for the year ended December 31, 2021 have been restated to correct misstatements in (i) measurement and recognition of deferred and contingent consideration transferred in business combinations; which impacted liabilities for deferred and contingent considerations on acquisitions, as well as goodwill associated with these business combinations; (ii) recognition of deferred taxes associated with assets acquired and liabilities assumed in business combinations; (iii) purchase price allocations for the subsidiary Onclick, and associated depreciation and amortization of the acquired assets; (iv) measurement and recognition of a derivative liability associated with the exposure premium negotiated in connection with Nuvini S.A.’s Debenture Agreement; (v) recognition of share-based compensation expense; (vi) reclassification of intangible asset amortization expense; (vii) measurement and classification of subscription rights, and (viii) classification and presentation of the statement of cash flows. For further discussion of the restatement, see “Note 3—Restatement of Previously Issued Consolidated Financial Statements” of Nuvini S.A.’s consolidated financial statements and “Nuvini S.A.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus.

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021 (As Restated)
Balance Sheet Data:
Total current assets		23,703
Intangible assets, net		151,383
Goodwill		286,409
Other long-term assets		5,028
Total assets		466,523

Total current liabilities		226,789
Non-current deferred and contingent consideration on acquisitions		168,571
Provisions for risks		32,586
Deferred taxes		48,951
Other long-term liabilities		26,426
Total liabilities		503,323

Share capital		38,904
Capital reserves		3,738
Accumulated losses		(79,442)
Total shareholders’ deficit		(36,800)
Total liabilities and shareholders’ deficit		466,523

Statement of Cash Flows Data:
Net cash used in operating activities		(6,728)
Net cash used in investing activities		(94,787)
Net cash from financing activities		110,768

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021 (As Restated)
Consolidated Statement of Loss and Comprehensive Income
Net operating revenue		89,864
Cost of services provided		(39,556)

Gross profit (loss)		50,308

Sales and marketing expenses		(22,597)
General and administrative expenses		(52,350)
Impairment of goodwill		(6,758)
Other operating income (expenses), net		12

Operating loss		(31,385)

Financial income and expenses, net		(42,479)

Loss before income tax		(73,864)

Income tax, net		(3,835)

Net loss representing total comprehensive loss for the year		(77,699)

Loss per share
Basic and diluted loss per share (R$)		(.71)

Summary Historical Consolidated Financial Information of Mercato

The following table shows summary historical financial information of Mercato for the periods and as of the dates indicated.

The summary historical financial information of Mercato as of and for the year ended December 31, 2022 and the period from inception on February 22, 2021 to December 31, 2021 were derived from the audited historical financial statements of Mercato included elsewhere in this proxy statement/prospectus.

The following summary historical financial information should be read together with the consolidated financial statements and accompanying notes and “Mercato Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The financial summary historical financial information in this section is not intended to replace Mercato’s consolidated financial statements and the related notes. Mercato’s historical results are not indicative of the combined company’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Mercato, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the combined entity following the Business Combination. See the sections entitled, “Summary to the Proxy Statement/Prospectus—Parties to the Business Combination—Mercato” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

	As of December 31, 2022	As of December 31, 2021
Balance Sheet Data:
Total current assets		$865,940
Prepaid expenses—long-term		42,295
Cash held in Trust Account		233,450,000
Total Assets		234,358,235

Current liabilities		256,343
Derivative liabilities		12,930,000
Deferred underwriting commissions		8,050,000
Total Liabilities		21,236,343

Total Stockholders’ Deficit		(20,328,108)
Total liabilities, Class A Common Stock subject to possible redemption and stockholders’ deficit		234,358,235

	For the Year Ended December 31, 2022	From February 22, 2021 (Inception) through December 31, 2021
(in millions)

Statement of Operations Data:
Loss from operations		$(268,933)
Other income (expenses):
Change in fair value of warrant liabilities		124,990
Offering costs associated with derivative liabilities		(447,881)
Net loss		(591,824)

Weighted average shares outstanding of Class A Common Stock, basic and diluted		3,862,620
Basic and diluted net loss per share, Class A Common Stock		$(0.07)
Weighted average shares outstanding of Class B Common Stock, basic and diluted		4,943,291
Basic and diluted net loss per share, Class B Common Stock		$(0.07)
Statement of Cash Flows Data:
Net cash used in operating activities		$(664,332)
Net cash used in investing activities		$(233,450,000)
Net cash provided by financing activities		$234,501,538

Summary Unaudited Pro Forma Condensed Combined Financial Information

Nuvini is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Transactions.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2022 combines the historical audited consolidated statement of financial position of Nuvini S.A. as of December 31, 2022 with the historical audited balance sheet of Mercato’s as of December 31, 2022, giving pro forma effect to the Business Combination as if it had been consummated as of December 31, 2022.

The unaudited pro forma condensed statements of income for the year ended December 31, 2022 combines the historical audited consolidated statement of loss and comprehensive income of Nuvini S.A. for the year ended December 31, 2022 with the historical audited statement of operations of Mercato for the year ended December 31, 2022, giving pro forma effect to the Business Combination as if it had been consummated as of January 1, 2022, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios, as follows:

•

No Further Redemption Scenario: this scenario assumes that no further Public Stockholders exercised their redemption rights with respect to their Mercato Class A Common Stock for a pro rata share of the funds in the Trust Account.

•	Maximum Redemption Scenario: This scenario assumes that all shares of Mercato Class A Common Stock are redeemed for an aggregate payment of $ which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $                per share based on funds held in the Trust Account as of December 31, 2022, except that Mercato will only redeem its Class A Common Stock so long as (after such redemption) Mercato’s net tangible assets will be at least $5,000,001 either immediately prior to or upon Closing of the Business Combination. This scenario also assumes that, after giving effect to the payments to the redeeming Public Stockholders in this Maximum Redemption Scenario (and without considering any payment of Business Combination-related transaction expenses), a minimum of $10.0 million (R$52.8 million) would be available, in satisfaction of the Minimum Cash Condition.

The historical financial statements of Nuvini S.A. have been prepared in accordance with IFRS and in its presentation currency of the Brazilian real (R$). The historical financial statements of Mercato have been prepared in accordance with U.S. GAAP and in its presentation currency of the U.S. dollar ($). The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting to be used by New Nuvini, and the accounting policy differences identified are discussed in Note 2 to the unaudited pro forma condensed combined financial information. Mercato and Nuvini S.A. did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the entities.

This information should be read together with the audited and unaudited historical financial statements of each of Nuvini S.A. and Mercato, including the notes thereto, as well as the disclosures contained in the sections titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Mercato Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Business Combination,” “The Special Meeting of Mercato Stockholders” and other financial information included elsewhere in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only. Such information is only a summary and should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Information.” The financial results may have been different had the companies always been combined. You should not rely on the selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Combined Company will experience.

	As of December 31, 2022		Assuming No Further Redemptions	Assuming Maximum Redemptions
	Nuvini S.A. (Historical) ($R)	Mercato Partners Acquisition Corporation (Historical) (Note 2) ($R)	Pro Forma Combined	Pro Forma Combined
ASSETS

Current assets
Cash and cash equivalents
Other current assets
Total current assets
Non-current assets
Cash held in trust account
Intangible assets—net
Other non-current assets
Total non-current assets
TOTAL ASSETS
LIABILITIES AND EQUITY
Current liabilities
Debentures
Deferred and contingent consideration on acquisitions
Other current liabilities
Total current liabilities
Non-current liabilities
Derivative liabilities (warrants)
Other non-current liabilities
Common stock subject to possible redemption
Total non-current liabilities
TOTAL LIABILITIES
Equity:
Share capital
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding
Capital reserves
Accumulated losses
Total equity

TOTAL LIABILITIES AND EQUITY

	As of December 31, 2022		Assuming No Further Redemptions	Assuming Maximum Redemptions
	Nuvini S.A. (Historical) ($R)	Mercato Partners Acquisition Corporation (Historical) (Note 2) ($R)	Pro Forma Combined	Pro Forma Combined
REVENUE
Net operating revenue
Cost of services provided

Gross profit (loss)
COST AND EXPENSES
Sales and marketing expenses
General and administrative expenses
Research and development expenses
Other operating income (expenses), net

Operating loss

Finance Results

Loss before income tax
Income tax

Net income (loss) for the year
NET INCOME (LOSS) PER SHARE
Basic and Diluted

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, including matters addressed in the “Cautionary Statement Regarding Forward-Looking Statements” before you decide whether to vote or instruct your vote to be cast to approve the Proposals. These risks could have a material adverse effect on the business, results of operations or financial condition of Nuvini and could adversely affect the trading price of New Nuvini Ordinary Shares and New Nuvini Warrants. The Nuvini Group will face additional risks and uncertainties that are not presently known to it, or that the Nuvini Group currently deems immaterial, which may also impair its business and financial condition. The following discussion should be read in conjunction with the “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and accompanying notes thereto included in this proxy statement/prospectus.

Risks Related to the Nuvini Group’s Business

Nuvini S.A. is an early-stage company with a history of operating losses and expects to incur significant expenses and continuing losses at least for the near- and medium-term, which may affect its ability to continue as a going concern.

Nuvini S.A. commenced operations in October 2020. Nuvini S.A. has a history of operating losses and negative operating cash flows. Nuvini S.A. incurred a net loss of R$                and R$$77.7 million for the years ended December 31, 2022, and 2021, respectively, and, as of December 31, 2022, had a working capital deficit of approximately R$                million. Nuvini S.A. believes it will continue to incur operating and net losses each quarter at least for the medium term. Even if it achieves profitability, there can be no assurance that it will be able to maintain profitability in the future. Nuvini S.A.’s potential future profitability and liquidity is particularly dependent upon the organic growth and operating performance of the Nuvini Acquired Companies and the expansion of its businesses through additional acquisitions of SaaS companies or SaaS-related assets, any of which may not occur at the levels Nuvini S.A. currently anticipates or at all. Nuvini S.A.’s businesses will likely require significant additional amount of capital resources to sustain and expand operations to generate sufficient cash flow to meet their obligations on a timely basis and Nuvini S.A. may need to raise additional financing through loans, sales of securities or additional investments in order to fund its ongoing operations. There is no assurance that Nuvini S.A. will be able to obtain such additional financing or that it will be able to obtain such additional financing on favorable terms.

Nuvini S.A.’s management has concluded that these conditions raise substantial doubt about Nuvini S.A.’s ability to meet its financial obligations as they become due for the next twelve months. In addition, the audit report of Nuvini S.A.’s independent registered public accounting firm for the year ended December 31, 2021 includes an explanatory paragraph relating to Nuvini S.A.’s ability to continue as a going concern., due to the factors mentioned above. Nuvini S.A.’s audited consolidated financial statements as of and for the year ended December 31, 2021 do not include any adjustments that may result from the outcome of this uncertainty and do not reflect the transactions contemplated by the Business Combination. For further discussion on Nuvini S.A.’s assessment of going concern, see “Note 2—Basis of Presentation” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

The Nuvini Group’s growth strategy depends in large part on continued acquisitions of SaaS businesses. Nuvini S.A. may not be able to identify suitable acquisition candidates or complete acquisitions successfully.

The Nuvini Group’s future growth is dependent in large part on Nuvini S.A.’s ability to acquire new businesses. Nuvini S.A. has been continuously seeking additional acquisition opportunities to expand into new markets in Latin America and enhance Nuvini S.A.’s position in Brazil where the Nuvini Group’s substantial operations are. There are no assurances, however, that Nuvini S.A. will be able to successfully identify suitable candidates, negotiate appropriate terms, obtain financing on acceptable terms, complete proposed acquisitions or expand into new markets. Once acquired, operations of acquired businesses may not achieve anticipated levels of revenues, profitability or cash flows.

Nuvini S.A.’s ability to successfully expand its business through acquisitions depends on several factors, including its ability to successfully integrate acquired businesses. Nuvini S.A. provides limited back-office support to the Nuvini Acquired Companies and does not integrate the Nuvini Acquired Companies’ actual proprietary SaaS business operations that are being conducted by the Nuvini Acquired Companies within their respective entities as subsidiaries to Nuvini S.A. Each Nuvini Acquired Company’s engineering, human resources and operations teams will continue to operate independently and report to such Nuvini Acquired Company’s own set of management. Such structures may delay the efficiencies that Nuvini S.A. expects to gain from any potential acquisition and Nuvini S.A.’s brand and reputation may be negatively affected by any damage or reputational harm to the Nuvini Acquired Company’s brand. Although Nuvini S.A.’s management will endeavor to evaluate the risks inherent in any particular transaction, there are no assurances that it will properly ascertain all such risks. Moreover, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities. Difficulties encountered with acquisitions may have a material adverse effect on the Nuvini Group’s business, financial condition and results of operations.

Any failure to effectively manage Nuvini S.A.’s growth through acquisitions may disrupt the Nuvini Group’s operations and adversely affect its operating results.

Since Nuvini S.A.’s inception, Nuvini S.A. has completed seven acquisitions and plans to continue acquiring other SaaS businesses in the future. Growth and expansion resulting from future acquisitions significantly require Nuvini S.A.’s management resources. Any future acquisitions involve a number of special risks, including the following:

•	failure to maximize the potential financial and strategic benefits of the transaction;

•	possible impairment of relationships with employees and customers of acquired companies as a result of acquisitions;

•	impairment of assets related to resulting goodwill; and

•	reductions in future operating results from amortization of intangible assets.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected, if at all, in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions that are incorrect or inconsistent with Nuvini S.A.’s assumptions or accounting policies. Nuvini S.A. may not be able to manage such expansion effectively and its failure to do so could lead to a disruption in Nuvini S.A.’s business, a loss of customers and revenues, and increased expenses.

The Nuvini Group expects to expand beyond Brazil which causes a variety of operational challenges.

A component of the Nuvini Group’s growth strategy involves the expansion of the Nuvini Group’s operations through acquisitions internationally, particularly in Latin America. Nuvini S.A. is developing strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. The Nuvini Group expects that its international activities will begin and continuously grow for the foreseeable future as it pursues opportunities in international markets, particularly in Latin America, which will require significant dedication of management attention and financial resources.

Nuvini S.A.’s future international business and operations involve a variety of risks, including:

•	slower than anticipated public cloud adoption by international businesses;

•	changes in a specific country’s or region’s political, economic or legal and regulatory environment, including the effects of pandemics, tariffs, trade wars or long-term environmental risks;

•	the need to adapt and localize the Nuvini Group’s solutions for specific countries;

•	greater difficulty in collecting accounts receivable and longer payment cycles;

•	unexpected changes in trade relations, regulations or laws;

•	new, evolving and more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information;

•

challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs that are specific to each jurisdiction;

•	difficulties in managing businesses in new markets with diverse cultures, languages, customs, legal systems, alternative dispute mechanisms and regulatory systems;

•	increased travel, real estate, infrastructure, legal and compliance costs associated with international operations;

•

currency exchange rate fluctuations and the resulting effect on Nuvini S.A.’s revenue and expenses, and the cost and risk in entering into hedging transactions if Nuvini S.A. chooses to do so in the future;

•

limitations on, or charges or taxes associated with, Nuvini S.A.’s ability to reinvest earnings from operations in one country to fund the capital needs of the Nuvini Group’s operations in other countries;

•	laws and business practices favoring local competitors or general market preferences for local vendors;

•

limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting or enforcing the Nuvini Group’s intellectual property rights, including its trademarks and patents;

•	political instability or terrorist activities;

•

COVID-19 or any other pandemics or epidemics that could result in decreased economic activity in certain markets, additional costs associated with travel, return to work or other restrictions that are specific to certain markets, decreased use of the Nuvini Group’s data solutions and services or in the Nuvini Group’s decreased ability to import, export or sell the Nuvini Group’s data solutions and services to existing or new customers in international markets;

•	exposure to liabilities under anti-corruption and anti-money laundering laws, including the FCPA, U.S. bribery laws and similar laws and regulations in other jurisdictions;

•	burdens of complying with laws and regulations related to labor and taxation; and

•	regulations, adverse tax burdens and foreign exchange controls that could make it difficult or costly to repatriate earnings and cash.

Nuvini S.A. expects to invest substantial time and resources to further expand internationally and its failure or inability to successfully and timely do so would adversely affect the Nuvini Group’s business, financial condition and results of operations.

Nuvini S.A. has experienced rapid growth and expects to invest in its growth for the foreseeable future. If Nuvini S.A. fails to manage its growth effectively, its business, operating results and financial condition would be adversely affected.

Nuvini S.A. has experienced rapid growth in recent periods. For example, Nuvini S.A.’s revenues for the year ended December 31, 2022 have [grown]     % as compared to the year ended December 31, 2021. The expected continued growth and expansion of Nuvini S.A. and the Nuvini Acquired Companies’ businesses may place a significant strain on management, business operations, financial condition, infrastructure and corporate culture.

With continued growth, Nuvini S.A.’s information technology systems and internal control over financial reporting and procedures may not be adequate to support the Nuvini Acquired Companies’ operations and may be subject to data security incidents that may interrupt business operations and allow third parties to obtain unauthorized access to business information or misappropriate funds. Nuvini S.A. may also face risks to the extent such third parties infiltrate the information technology infrastructure of its contractors.

To manage growth in operations and personnel, the Nuvini Group have to continuously improve its operational, financial and management controls and reporting systems and procedures. Failure to effectively manage its growth could result in difficulty or delays in the Nuvini Acquired Companies’ ability to attract new customers, decline in quality or customer satisfaction, increases in costs, introduction of new products and services , enhancements of existing products and services, loss of customers; information security vulnerabilities or other operational difficulties, any of which could adversely affect Nuvini’s business performance and operating results. Nuvini S.A.’s strategy is based on a combination of growth and M&A, and any inability to scale the Nuvini Acquired Companies while also acquiring new companies may impact Nuvini S.A.’s growth trajectory and results of operations.

Nuvini may require additional capital to support the growth of its business, and this capital might not be available on acceptable terms, if at all.

Nuvini S.A. has funded its operations since inception primarily through equity financings, loans and borrowings from financial institutions and the Nuvini Group’s operations. Nuvini S.A. is uncertain when or if the Nuvini Acquired Companies’ operations will generate sufficient cash to fully fund their ongoing operations or the growth of the Nuvini Group’s business. Nuvini S.A. intends to continue to make investments to support the Nuvini Group’s business, which may require Nuvini S.A. to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to Nuvini S.A., if at all. If adequate funds are not available on acceptable terms, Nuvini S.A. may be unable to invest in future growth opportunities, which could harm the Nuvini Group’s businesses, operating results and financial conditions. If Nuvini S.A. incurs new debt, the creditors would have rights senior to holders of common stock to make claims on Nuvini S.A.’s assets, and the terms of any debt could restrict the Nuvini Group’s operations, including New Nuvini’s ability to pay dividends on New Nuvini Ordinary Shares. Furthermore, after the completion of the Business Combination, if New Nuvini issues additional equity securities, shareholders will experience dilution, and the new equity securities could have rights senior to those of New Nuvini Ordinary Shares. Because the decision to issue securities in the future will depend on numerous considerations, including factors beyond New Nuvini’s control, New Nuvini cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, New Nuvini shareholders bear the risk of future issuances of debt or equity securities reducing the value of New Nuvini Ordinary Shares and diluting their interests. For more information on Nuvini S.A.’s indebtedness see “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financing and Debenture.”

If the Nuvini Group is unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, the Nuvini Group may be required to significantly curtail, delay or discontinue its operations.

If the Nuvini Group is unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, the Nuvini Group may be required to significantly curtail, delay or discontinue its operations. In general, the Nuvini Group may be unable to expand its operations or otherwise capitalize on business opportunities and defend against and prosecute litigation necessary to conduct the Nuvini Group’s businesses as desired, which could materially affect the Nuvini Group’s businesses, financial condition and results of operations. If the Nuvini Group is ultimately unable to continue as a going concern, it may have to seek the protection of bankruptcy laws or liquidate its assets and may receive less than the value at which those assets are carried on its financial statements, and it is likely that New Nuvini’s securityholders will lose all or a part of their investment.

Nuvini’s market opportunity estimates and market growth forecasts included in this proxy statement/prospectus may prove to be inaccurate. Even if the market in which the Nuvini Group competes achieves the forecasted growth, the Nuvini Group’s businesses could fail to grow at similar rates, if at all.

This proxy statement/prospectus contains market and industry data, estimates and statistics obtained from third-party sources. While Nuvini believes such information to be reliable in general, Nuvini has not independently verified the accuracy or completeness of any such third-party information. Such information may not have been prepared on a comparable basis or may not be consistent with other sources. Similarly, this proxy statement/prospectus contains information based on or derived from internal company surveys, studies and research that have not been independently verified by third-party sources. Industry data, projections and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments.

In addition, the market for SaaS in Latin America is relatively new and will experience changes over time. Growth forecasts, including for the Nuvini Acquired Companies’ SaaS businesses, are uncertain and based on assumptions and estimates that may be inaccurate. The Nuvini Acquired Companies’ addressable market depends on a number of factors, including changes in the competitive landscape, technology, data security or privacy concerns, customer budgetary constraints, business practices, regulatory environment and economic conditions. Moreover, geographic markets and the industries the Nuvini Acquired Companies operate in are not rigidly defined or subject to standard definitions.

Accordingly, Nuvini’s use of the terms referring to its geographic markets and industries may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. Nuvini’s estimates and forecasts relating to the size and expected growth of its market may prove to be inaccurate and Nuvini’s ability to produce accurate estimates and forecasts may in the future be impacted by the economic uncertainty associated with the COVID-19 pandemic, as well as with other macroeconomic factors to which the Nuvini Group is subject (see “—Risks Related to the Nuvini Group’s Substantial Operations in Brazil” below). Even if the market where Nuvini competes meets the size estimates and growth rate forecasts, its business could fail to grow. For these reasons, you should not place undue reliance on such information.

The financial and operating projections in this proxy statement/prospectus rely in large part on assumptions and analyses developed by Nuvini S.A. and third-party sources and are based on New Nuvini’s ability to achieve, among other factors, certain growth milestones in accordance with the Nuvini Group’s business plans. If these assumptions or analyses prove to be incorrect, New Nuvini’s actual operating results may materially differ from its forecasted results.

Nuvini S.A. does not, as a matter of course, make public projections as to future sales, earnings or other results. However, Nuvini S.A.’s management has prepared the financial projections set forth elsewhere in this proxy statement/prospectus to provide Mercato information to conduct its comprehensive analysis and the financial projections are included in this proxy statement/prospectus solely to provide Mercato stockholders with access to information made available in connection with the Mercato Board’s consideration of the Business Combination. The financial projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to financial projections, but, in the view of Nuvini S.A.’s management, was prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of New Nuvini. However, this information should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the financial projections.

Nuvini S.A.’s independent auditors or any other independent accountants have neither compiled, examined or performed any procedures with respect to the prospective financial information contained in this proxy statement/prospectus, nor expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information.

There can be no assurance that the management projections appearing elsewhere in this proxy statement/prospectus will be realized, and actual results may differ materially from those shown. The inclusion of the management projections in this proxy statement/prospectus should not be regarded as an indication that New Nuvini, Nuvini, Mercato or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the management projections necessarily predictive of actual future events, and the management projections should not be relied upon as such. None of New Nuvini, Nuvini, Mercato or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from such management projections. None of New Nuvini, Nuvini, Mercato or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of New Nuvini compared to the information contained in the management projections or that forecasted results will be achieved. For additional information regarding the limitations of Nuvini’s projections, see “The Business Combination—Certain Unaudited Projected Financial Information.”

Some of the industries in which the Nuvini Group operates are cyclical, and, accordingly, the Nuvini Group’s businesses are subject to changes in the economy.

Some of the business areas in which the Nuvini Group operates are subject to specific industry and general economic cycles including but not limited to, the SaaS markets. Accordingly, a downturn in these or other markets where the Nuvini Group participates could materially and adversely affect Nuvini S.A. If demand changes and the Nuvini Group fails to respond accordingly, Nuvini S.A.’s results of operations could be materially and adversely affected. The business cycles of the Nuvini Group’s different operations may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on material portions of the Nuvini Group’s businesses.

The markets in which the Nuvini Acquired Companies operate are highly competitive, and if the Nuvini Acquired Companies do not compete effectively, the Nuvini Group’s business, financial condition and results of operations could be harmed.

The markets where the Nuvini Acquired Companies operate are intensely competitive and characterized by rapid changes in technology, customer requirements and industry standards, and frequent new solutions, service introductions and improvements. As these markets continue to mature and new technologies and competitors enter such markets, the Nuvini Acquired Companies expect competition to intensify. The current competitors include other software holding companies, such as Constellation Software Inc., Roper Technologies, Inc., Vitec Software Group and Tyler Technologies, Inc.

The Nuvini Acquired Companies compete based on various factors, including price, performance, range of use cases, brand recognition and reputation, customer support and differentiated capabilities, including ease of implementation, administration, use and scalability. Some of the Nuvini Acquired Companies’ competitors have substantially greater brand recognition, customer relationships and financial, technical and other resources than what the Nuvini Group has, and may be able to respond more effectively than the Nuvini Acquired Companies to new or changing opportunities, technologies, standards, customer requirements and buying practices.

New and innovative start-up companies and larger companies that are making significant investments in research and development may introduce competing SaaS solutions that have greater performance or functionality or are easier or cheaper to implement or use; incorporate technological advances that the Nuvini Group has not yet developed or implemented; or invent similar or superior SaaS solutions, including data platforms that are better, more powerful and user-friendly than the Nuvini Group’s.

The Nuvini Group may also face competition from in-house developments by the Nuvini Acquired Companies’ customers, academic and government institutions, and the open-source community that may offer similar services and solutions, or an adequate substitute for the Nuvini Acquired Companies’ services and solutions. These factors may force the Nuvini Group to compete on other fronts in addition to the quality of the Nuvini Acquired Companies’ services and to expend significant resources in order to remain competitive, which the Nuvini Group may be unable to do.

Moreover, the markets in which the Nuvini Acquired Companies compete are subject to evolving industry standards and regulations, resulting in increasing data governance and compliance requirements for the Nuvini Group and its customers (for additional information, see “—Risks Related to Legal Matters and Regulations” below).

For these reasons, competition may negatively impact the Nuvini Group’s ability to grow prices and gross margins, any of which could materially harm the Nuvini Group’s business, results of operations and financial condition.

Failure to effectively develop and expand the Nuvini Acquired Companies’ sales and marketing capabilities could harm their ability to increase their customer base and achieve broader market acceptance of their data solutions and proprietary data platform.

The Nuvini Acquired Companies must expand their sales and marketing efforts to increase their respective sales to new and existing customers. The Nuvini Acquired Companies plan to continue expanding their direct and indirect sales force, both domestically and internationally. It may require significant time and resources to effectively onboard new sales and marketing personnel. Once a new customer begins using the Nuvini Acquired Companies’ data solutions and services, their sales team will need to maintain and generate more sales from that customer. These efforts will require the Nuvini Group to invest significant financial and other resources, including in industries and sales channels in which Nuvini has limited experience to date. The Nuvini Acquired Companies’ businesses and results of operations will be harmed if the Nuvini Acquired Companies’ sales and marketing efforts generate increases in revenue that are smaller than anticipated. Nuvini S.A. may not achieve anticipated revenue growth from expanding the Nuvini Acquired Companies’ sales force if it is unable to hire, develop, integrate and retain talented and effective sales personnel, if the Nuvini Acquired Companies’ new and existing sales personnel is unable to achieve desired productivity levels in a reasonable period of time, or if the Nuvini Acquired Companies’ sales and marketing programs are not effective.

The Nuvini Acquired Companies’ customers may choose not to renew existing engagements or enter into new engagements with the Nuvini Acquired Companies on terms acceptable to the Nuvini Group, or at all.

The Nuvini Acquired Companies’ contracts with their customers to provide SaaS solutions typically have a monthly term and will renew automatically. However, these contracts may, in a majority of cases, be terminated without cause by the Nuvini Acquired Companies’ customers, so long as the customers provide 30 to 120 days prior notice. The Nuvini Acquired Companies’ customers may terminate or reduce their use of the Nuvini Acquired Companies’ SaaS solutions for several reasons, including (i) if they are not satisfied with the solution or service level,(ii) the value proposition for the Nuvini Acquired Companies’ SaaS solutions, or (iii) if the Nuvini Acquired Companies are unable to meet customers’ needs and expectations. If price increases make the Nuvini Acquired Companies’ SaaS solutions unaffordable, the possibility of customer termination or reduction may be more likely. These price increases can be due to the Nuvini Acquired Companies’ businesses, inflation adjustments or supplier cost increases. Even if the Nuvini Acquired Companies successfully deliver on contracted data solutions and services and maintain close relationships with the Nuvini Acquired Companies’ customers, a number of factors outside of Nuvini’s control could cause the loss of or reduction in business or revenue from the Nuvini Acquired Companies’ existing customers. These factors include, among other things:

•	the business or financial condition of that customer or the economy generally;

•	a change in strategic priorities by the Nuvini Acquired Companies’ customers, resulting in a reduced level of spending on technology solutions and services;

•	a demand for price reductions by the Nuvini Acquired Companies’ customers; and

•	mergers, acquisitions or significant corporate restructurings involving one of the Nuvini Acquired Companies’ customers.

The ability of customers to terminate their engagements with the Nuvini Acquired Companies at any time makes Nuvini S.A.’s future revenue flow uncertain. The Nuvini Acquired Companies may not be able to replace any customer that chooses to terminate or chooses not to renew its contract, which could materially and adversely affect Nuvini S.A.’s revenue. Furthermore, terminations in engagements may make it difficult to plan Nuvini’s project resource requirements.

If a significant number of customers cease using or reduce their usage of the Nuvini Acquired Companies’ SaaS solutions, the Nuvini Acquired Companies may be required to spend significantly more on sales and marketing than it currently plans to spend in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect Nuvini’s business, results of operations and financial condition.

In addition, while the restrictions imposed by the COVID-19 pandemic have prompted a shift to digital solutions and services that benefited the Nuvini Group’s business in 2022 and 2021, there can be no assurance that this shift will continue and that the Nuvini Group will continue to benefit from the Nuvini Acquired Companies’ customers’ increased spending on digital transformation efforts in response to the COVID-19 pandemic.

The extent to which the COVID-19 pandemic and measures taken in response thereto impact the Nuvini Group’s business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.

The global impact of the COVID-19 outbreak and the measures taken to reduce the spread of the virus and its variants have adversely affected the global macroeconomic environment, significantly increased economic uncertainty and reduced economic activity. Governmental authorities around the world, including in Brazil, have taken measures to contain the spread of COVID-19 by implementing travel bans and restrictions, quarantines, shelter-in-place, total lock-down orders and business limitations and shutdowns, but there can be no assurance that such steps will be effective or achieve their desired results in a timely fashion or at all.

The Nuvini Group has taken numerous actions to protect its employees and businesses following the spread of COVID-19. The Nuvini Group may take further actions if and when required by government authorities or it determines to be in the best interests of its employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19. In addition, the Nuvini Group’s management team has spent, and will likely continue to spend, significant time, attention and resources in monitoring the COVID-19 pandemic and associated global economic uncertainty and managing its effects on the Nuvini Group’s businesses and workforce.

The extent to which the COVID-19 outbreak impacts the Nuvini Group’s businesses, financial condition, results of operations and prospects in the longer term will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration, spread and severity of the outbreak, the actions taken to contain COVID-19 or treat its impact, how quickly and to what extent normal economic and operating conditions broadly resume, and the extent of the impact of these factors on the Nuvini Group’s employees, suppliers, partners and customers.

Public health threats or outbreaks of communicable diseases could have an adverse effect on the Nuvini Group operations and financial results.

The Nuvini Group may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and the Nuvini Group’s ability and the Nuvini Acquired Companies’ business partners’ ability to conduct business in Brazil for an indefinite period of time. For example, the recent outbreak of COVID-19 has spread across the globe, and is already resulting in a global or regional economic slowdown, a shutdown of production and supply chains and a disruption of international trade, all of which may negatively impact the Brazilian economy. Disruptions in public and private infrastructure, including communications and financial, could materially and adversely disrupt the Nuvini Acquired Companies’ normal business operations.

The COVID-19 pandemic is expected to have a continuous negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity. Reflecting this, the COVID-19 pandemic has already caused, since early 2020, the levels of equity and other financial markets to decline sharply and to become volatile, and such effects may continue or worsen in the future. This may in turn further impact the stock market in Brazil. The current COVID-19 pandemic and its potential impact on the global economy may affect the Nuvini Group’s ability to meet its financial targets. While the Nuvini Group cannot predict the future impacts on its business or if it will be able to achieve its financial targets, the Nuvini Group would be materially adversely affected by a protracted downturn in local, regional or global economic conditions.

The Nuvini Acquired Companies may not be able to renew or maintain their data hosting agreements with their suppliers.

Amazon Web Services (“AWS”) and Google Cloud Platform (“GCP”) are the Nuvini Acquired Companies’ primary suppliers for data hosting, and may terminate their hosting agreements with the Nuvini Acquired Companies at any time without cause and without a prior notice (in the case of AWS, subject to a prior notice of 30 days’ prior notice where Nuvini fails to use the services) . Any such termination would be disruptive to the Nuvini Acquired Companies’ businesses, and it may not be possible to secure alternative data hosting suppliers on similar terms or with the same quality of solutions and services as those being provided by the Nuvini Acquired Companies’ current suppliers. Accordingly, if the Nuvini Acquired Companies lose their current arrangements with their main suppliers, the Nuvini Acquired Companies’ third-party software customers may engage another SaaS solutions company to fulfill their needs, and, in any such case, terminate their relationships with the Nuvini Acquired Companies. In this case, Nuvini may experience a material adverse effect on Nuvini S.A.’s cash position, revenue and, by extension, Nuvini’s results of operations and financial position.

The Nuvini Acquired Companies and their suppliers could suffer disruptions, outages, defects and other performance and quality problems with the Nuvini Acquired Companies’ solutions or with the public cloud and internet infrastructure on which their solutions rely. If the availability of the Nuvini Acquired Companies’ proprietary SaaS solutions does not meet the Nuvini Acquired Companies’ service-level commitments to their customers, Nuvini S.A.’s current and future revenue may be negatively impacted.

The Nuvini Acquired Companies’ businesses depend on the SaaS solutions that they offer to be available without disruption.

The Nuvini Acquired Companies and their suppliers have experienced, and may in the future experience, disruptions, outages, defects and other performance and quality issues with these data solutions. The Nuvini Acquired Companies have also experienced, and may in the future experience, disruptions, outages, defects and other performance and quality issues with the public cloud and internet infrastructure on which the Nuvini Acquired Companies’ proprietary data platform relies. These issues may arise from several factors, including introductions of new functionality, vulnerabilities and defects in proprietary and open source software, human error or misconduct, natural disasters (such as tornadoes, earthquakes or fires), capacity constraints, design limitations, denial-of-service attacks or other security-related incidents. Moreover, the Nuvini Acquired Companies typically commit to maintaining a minimum service-level of availability for the Nuvini Acquired Companies’ customers that use their proprietary SaaS solutions. If the Nuvini Acquired Companies are unable to meet these commitments, the Nuvini Acquired Companies may be obligated to provide customers with additional capacity, which could significantly affect Nuvini S.A.’s revenue.

A material portion of the Nuvini Acquired Companies’ businesses is provided through software hosting services, which are sometimes hosted from and use computing infrastructure provided by third parties, including AWS and GCP. These hosting services depend on the uninterrupted operation of data centers and the ability to protect computer equipment and information stored in these data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or Internet failure, acts of terrorism, unauthorized intrusion, computer viruses and other similar damaging events.

If any of the Nuvini Acquired Companies’ data centers become inoperable for an extended period, such Nuvini Acquired Company might be unable to fulfill its contractual commitments. Although the Nuvini Acquired Companies take what they believe to be reasonable precautions against such occurrences, the Nuvini Group can give no assurance that damaging events such as these will not result in a prolonged interruption of the Nuvini Acquired Companies’ services, which could result in client dissatisfaction, loss of revenue to Nuvini S.A. and damage to the Nuvini Group’s businesses.

Furthermore, third-party hosting service providers have no obligation to renew their agreements with any of the Nuvini Acquired Companies on commercially reasonable terms or at all. If the Nuvini Acquired Companies are unable to renew these agreements on commercially reasonable terms, the Nuvini Acquired Companies may be required to transition to new providers and incur significant costs and possible service interruption in doing so. In addition, such service providers could decide to close their facilities or change or suspend their service offerings without adequate notice to the Nuvini Group. Moreover, any financial difficulties, such as bankruptcy, faced by such service providers may have negative effects on the Nuvini Group’s businesses, the nature and extent of which are difficult to predict. Because the Nuvini Acquired Companies cannot easily switch third-party hosting service providers, any disruption with respect to the current service providers would impact their operations and their business could be adversely impacted. Problems faced by the Nuvini Acquired Companies’ hosting service providers could adversely affect the experience of their customers. For example, AWS has experienced significant service outages in the past and may do so again in the future. In addition, the ongoing COVID-19 pandemic has disrupted and may continue to disrupt the supply chain of hardware needed to maintain these third-party systems or to run the Nuvini Acquired Companies’ businesses.

Each Nuvini Acquired Company depends on third parties that it engages or collaborates with for certain projects, deliverables and/or financial transaction processes. If these parties fail to satisfy their obligations to the Nuvini Acquired Companies or the Nuvini Acquired Companies fail to maintain these relationships, Nuvini’s operating results and business prospects could be adversely affected.

To satisfy the Nuvini Acquired Companies’ obligations under customer contracts, each Nuvini Acquired Company often engages third parties to provide certain deliverables or fulfill certain requirements. The Nuvini Acquired Companies may also use third parties to ensure that their services and solutions integrate with the software, systems or infrastructure requirements of other vendors and service providers. The Nuvini Acquired Companies’ ability to serve their customers and deliver their solutions in a timely manner depends on the Nuvini Acquired Companies’ ability to retain and maintain relationships with third-party vendors and service providers and the ability of these third parties to meet their obligations in a timely manner, as well as on the Nuvini Acquired Companies’ effective oversight of their performance. If any third party fails to perform on a timely basis the services it agreed to render, the Nuvini Acquired Companies’ ability to fulfill their obligations may be jeopardized. Third-party performance deficiencies could result in breaches of the Nuvini Acquired Companies’ obligations with respect to, or the termination for default of, one or more of their client contracts. A breach or termination for default could expose the Nuvini Group to liability for damages and have an adverse effect on its business prospects, results of operations, cash flows and financial condition, and the Nuvini Acquired Companies’ ability to compete for future contracts and orders. Moreover, a global economic slowdown, the COVID-19 pandemic or similar circumstances could also adversely affect the businesses of the Nuvini Acquired Companies’ third-party providers, hindering their ability to provide the services they were engaged for. The Nuvini Acquired Companies’ agreements with third parties typically are non-exclusive and do not prohibit them from working with the Nuvini Group’s competitors. If the Nuvini Acquired Companies are unsuccessful in establishing or maintaining their relationships with these third parties, the Nuvini Group’s ability to compete in the marketplace or to grow its revenues could be impaired and the Nuvini Group’s business, operating results and financial condition could be adversely affected.

If the Nuvini Group loses key members of its management teams or is unable to attract and retain the executives and employees it needs to support its operations and growth (especially skilled software engineers and developers), the Nuvini Group’s business and future growth prospects may be harmed.

The Nuvini Group’s success depends in part on the continued services of Nuvini S.A.’s co-founder Pierre Schurmann, as well as the Nuvini Group’s other executive officers and key employees in the areas of research and development (particularly, skilled software engineers and developers), sales and marketing.

From time to time, there may be changes in the Nuvini Group’s executive, management and technical teams or other key employees resulting from the hiring or departure of these personnel. The Nuvini Group’s executives, officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with the Nuvini Group at any time. The loss of one or more of the Nuvini Group’s executives, officers, or the failure by its executive team to effectively work with its employees and lead the Nuvini Group, including as a result of remote working conditions, could harm the Nuvini Group’s business.

In addition, to execute the Nuvini Group’s growth plan, it must attract and retain highly qualified professionals. There is a high demand for qualified professionals in the market, especially for engineers experienced in designing and developing SaaS solutions, experienced sales professionals and expert customer support personnel. The Nuvini Acquired Companies are also dependent on the continued service of their existing software engineers because of the sophistication of the Nuvini Acquired Companies’ proprietary SaaS solutions.

In the past, the Nuvini Group has experienced, and expects to continue experiencing, difficulty in hiring and retaining employees with appropriate qualifications, particularly skilled software engineers and developers. Many companies with greater resources compete with the Nuvini Group for these experienced personnel . If the Nuvini Group hires employees from competitors or other companies, their former employers may attempt to assert that these employees or the Nuvini Group has breached their legal obligations, resulting in a diversion of the Nuvini Group’s time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Nuvini S.A.’s equity awards declines, experiences significant volatility or increases such that prospective employees believe there is limited upside to the value of Nuvini S.A.’s equity awards, or if its existing employees receive significant proceeds from liquidating their previously vested equity awards, it may adversely affect the Nuvini Group’s ability to recruit and retain key employees.

The Nuvini Group also believes its culture has been a key contributor to its success to date and that the critical nature of the Nuvini Acquired Companies’ SaaS solutions promotes a sense of greater purpose and fulfillment among Nuvini Group’s employees. As the Nuvini Group’s workforce becomes more distributed around the world, the Nuvini Group may not be able to maintain important aspects of its culture. Any failure to preserve the Nuvini Group’s culture could negatively affect its ability to retain and recruit personnel. If the Nuvini Group fails to attract new personnel or fails to retain and motivate the Nuvini Group’s current personnel, its business and future growth prospects would be harmed.

Increases in salaries, wages and other compensation could prevent the Nuvini Group from sustaining the Nuvini Group’s competitive advantage and increase its costs.

Wages for technology professionals in emerging countries where the Nuvini Group has significant operations are lower than comparable wages in more developed countries. However, wages in the technology industry in these countries may increase at a faster rate than in the past, which may make the Nuvini Group less competitive unless it enhances the efficiency and productivity of its employees. If the Nuvini Group expands operations and hires technology professionals from more developed economies, it will incur higher costs associated with salaries, wages and other compensation, due to higher rates in those markets. In all countries where the Nuvini Group operates, wage inflation, regardless if driven by competition for talent or in the ordinary course, may also increase its cost of doing business and reduce its profitability if it fails to pass those costs on to its clients or to charge premium prices when justified by market demand.

If the Nuvini Group is unable to maintain its corporate culture while the Nuvini Group grows, it could lose the innovation, teamwork, passion and focus embedded in its corporate culture that it believes contributes to its success, and its businesses may be harmed.

The Nuvini Group believes its corporate culture has been a critical component to its success. The Nuvini Group has invested substantial time and resources in building its teams. As the Nuvini Group grows and develops its infrastructure as a public company, the Nuvini Group’s operations may become increasingly complex. The Nuvini Group may find it difficult to maintain important aspects of its corporate culture such as innovation, teamwork, passion and focus. In addition, the Nuvini Group believes that any potential transition to a fully or predominantly remote work environment in the aftermath of the COVID-19 pandemic may also present significant challenges to maintaining Nuvini Group’s corporate culture, including employee engagement and productivity. Any failure to preserve the Nuvini Group’s culture could negatively affect its future success, including New Nuvini’s ability to retain and recruit personnel, and to effectively focus on and pursue its corporate objectives.

Risks Related to Software Market

Demand for the Nuvini Acquired Companies’ SaaS solutions may fluctuate, which may make it difficult for the Nuvini Group to manage its businesses efficiently and may reduce its profitability and market share in the future.

The Nuvini Group depends upon the capital spending budgets of the Nuvini Acquired Companies’ customers. World and regional economic conditions have, in the past, adversely affected the Nuvini Acquired Companies’ licensing and support revenue. If economic or other conditions reduce the Nuvini Acquired Companies’ customers’ capital spending levels, the Nuvini Group’s businesses, results of operations and financial condition may be adversely affected. In addition, the purchase and implementation of the Nuvini Acquired Companies’ SaaS solutions can constitute a major portion of the Nuvini Acquired Companies’ customers’ overall technology budget, and the amount customers are willing to invest in acquiring and implementing such SaaS solutions has tended to vary in response to economic, financial or other business conditions.

The loss of the Nuvini Acquired Companies’ rights to use software currently licensed to them by third parties could increase Nuvini’s operating expenses by forcing Nuvini to seek alternative technologies and adversely affect Nuvini’s ability to compete.

The Nuvini Acquired Companies license certain technologies used in their products from third parties, generally on a non-exclusive basis. The termination of any of these licenses, or the failure of the licensors to adequately maintain or update their products, could delay the Nuvini Acquired Companies’ ability to deliver their products while the Nuvini Acquired Companies seek to implement alternative technology offered by other sources and require significant unplanned investments on their part. In addition, alternative technology may not be available on commercially reasonable terms. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of the Nuvini Acquired Companies’ products or relating to current or future technologies to enhance the Nuvini Acquired Companies’ product offerings. There is a risk that the Nuvini Acquired Companies will not be able to obtain licensing rights to the needed technology on commercially reasonable terms, if at all.

Some of the markets for the Nuvini Acquired Companies’ SaaS solutions are characterized by frequent technological advances, and the Nuvini Acquired Companies must continually improve their software products to remain competitive.

Frequent technological change and new product introductions and enhancements characterize the software industry in general. The Nuvini Acquired Companies’ current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings. In addition, the life cycles of many of the Nuvini Acquired Companies’ software products are difficult to estimate. While the Nuvini Acquired Companies believe some of their software products may be nearing the end of their product life cycles, the Nuvini Acquired Companies cannot estimate the decline in demand from the Nuvini Acquired Companies’ customers of maintenance related to these software products. Accordingly, Nuvini believes that its future success depends upon the Nuvini Acquired Companies’ ability to enhance current software products, to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner, and on the Nuvini Acquired Companies’ ability to enable their software products to work in conjunction with other products from other suppliers that their customers may utilize. The Nuvini Acquired Companies’ failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on the Nuvini Acquired Companies’ businesses, results of operations and financial condition.

The Nuvini Acquired Companies may be unable to respond on a timely basis to the changing needs of the Nuvini Acquired Companies’ customer bases and the new applications the Nuvini Acquired Companies design for their customers may prove to be ineffective. Nuvini Acquired Companies’ ability to compete successfully will depend in large measure on the Nuvini Acquired Companies’ ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry. The Nuvini Acquired Companies’ software products must remain compatible with evolving computer hardware and software platforms and operating environments. Nuvini cannot assure you that the Nuvini Acquired Companies will be successful in these efforts. In addition, competitive or technological developments and new regulatory requirements may require the Nuvini Acquired Companies to make substantial, unanticipated investments in new products and technologies, and the Nuvini Acquired Companies may not have sufficient resources to make these investments. If the Nuvini Acquired Companies were required to expend substantial resources to respond to specific technological or product changes, their operating results would be adversely affected.

Software product development delays could harm the Nuvini Group’s competitive position and reduce Nuvini S.A.’s revenues.

If the Nuvini Acquired Companies experience significant delays in releasing new or enhanced software products, the Nuvini Group’s position in the market could be harmed and Nuvini S.A.’s revenue could be substantially reduced, which would adversely affect its operating results. The Nuvini Acquired Companies have experienced software product development delays in the past and may experience delays in the future. In particular, the Nuvini Acquired Companies may experience software product development delays associated with the integration of recently acquired software products and technologies. Delays may occur for many reasons, including the inability to hire a sufficient number of developers, discover bugs and errors or conform the Nuvini Acquired Companies’ current or future software products to customer and industry requirements.

The Nuvini Acquired Companies’ software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance or product liability claims with substantial litigation costs.

As a result of their complexity, software products may contain undetected errors or failures when introduced to the market. Despite testing performed by the Nuvini Acquired Companies and testing and use by current and potential customers, defects and errors may be found in new software products after commencement of commercial shipments or the offering of a network service using these software products. In these circumstances, the Nuvini Acquired Companies may be unable to successfully correct the errors in a timely manner or at all. The occurrence of errors and failures in the Nuvini Acquired Companies’ software products could result in negative publicity and a loss of, or delay in, market acceptance of those software products. Such publicity could reduce revenue from new licenses and lead to increased customer attrition. Alleviating these errors and failures could require significant expenditure of capital and other resources by the Nuvini Acquired Companies. The consequences of these errors and failures could have a material adverse effect on New Nuvini’s businesses, results of operations and financial condition.

Because many of the Nuvini Acquired Companies’ customers use their software products for critical business applications, any errors, defects or other performance issues could result in financial or other damage to the Nuvini Acquired Companies’ customers. The Nuvini Acquired Companies’ customers or other third parties could claim damages from the Nuvini Acquired Companies in the event of actual or alleged failures of their software solutions. The Nuvini Acquired Companies in the past have been, and may in the future continue to be, subject to these kinds of claims. Although the Nuvini Acquired Companies’ license agreements with customers typically contain provisions designed to limit the Nuvini Acquired Companies’ exposure to potential claims, as well as any liabilities arising from these claims, these provisions may not effectively protect against such claims, liability and associated costs. Accordingly, any such claim could have a material adverse effect on the Nuvini Acquired Companies’ businesses, results of operations and financial condition. In addition, defending against this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

The Nuvini Acquired Companies face competition from other software solutions providers, which may reduce their market share or limit the prices they can charge for their software solutions.

Given that each of the Nuvini Acquired Companies serve specific vertical markets, the Nuvini Acquired Companies face competition from vertical market competitors, specifically from small, emerging software companies. As a result, in certain market segments, competition can be intense, and significant pricing pressure may exist. To maintain and improve the Nuvini Acquired Companies’ competitive position, they must continue to develop and to introduce, in a timely and cost-effective manner, new software solutions. In addition, the Nuvini Acquired Companies expect that a substantial portion of their revenues will continue to be derived from SaaS licensing to the Nuvini Acquired Companies’ customers. Although the Nuvini Acquired Companies have experienced relatively stable and predictable attrition relating to these arrangements, increased competition could reduce the need for the Nuvini Acquired Companies’ maintenance services, as customers could decide to stop using the Nuvini Acquired Companies’ SaaS solutions or maintenance services and, instead, avail of the software applications or services of competitors.

Nuvini anticipates additional competition as other established and emerging companies enter the software market and introduce new products and technologies. For example, companies that historically have not competed in one of the Nuvini Acquired Companies’ market segments could introduce new applications based on newer product architectures that could provide for a functionality similar to or better than what the Nuvini Acquired Companies’ software products provide. In addition, existing and potential competitors may enter into strategic acquisitions or arrangements among themselves or with third parties to enhance their products in better addressing the needs of the Nuvini Acquired Companies’ prospective customers. Accordingly, it is possible that new competitors or alliances among existing and/or new competitors may emerge. This competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share for the Nuvini Acquired Companies’ software products.

Some of the Nuvini Acquired Companies’ existing and potential competitors have greater financial, technical, marketing and other resources, better name recognition and larger customer base compared to what the Nuvini Acquired Companies have. Some Nuvini Acquired Companies’ competitors offer products that are based on more advanced product architectures and services with performance advantages. The Nuvini Acquired Companies’ competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion and sale of their products.

Many competitive factors affect the market for the Nuvini Acquired Companies’ products and the Nuvini Acquired Companies’ ability to generate new license revenues. These competitive factors include vendor and product reputation; industry specific expertise; cost of ownership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes, such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability.

If the Nuvini Acquired Companies, their suppliers or third-party service providers experience an actual or perceived security breach or unauthorized parties otherwise obtain access to their customers’ data or their data, their data solutions and services may be perceived as not being secure, the Nuvini Group’s reputation may be harmed, demand for the Nuvini Acquired Companies’ data solutions and services may be reduced and Nuvini may incur significant liabilities.

The Nuvini Group is heavily dependent upon information technology systems, infrastructure and data to operate its businesses and solutions. The Nuvini Acquired Companies’ proprietary data platform offers, processes, stores and transmits the Nuvini Acquired Companies’ customers’ and partners’ proprietary, confidential and sensitive data, such as personal, health and financial information. The Nuvini Acquired Companies also rely on third-party information technology systems in connection with the Nuvini Acquired Companies’ operations. For example, some of the Nuvini Acquired Companies’ proprietary data platforms are built to be available on the infrastructure of third-party public cloud providers, such as AWS and GCP. The Nuvini Acquired Companies also use third-party service providers and sub-processors to help them deliver services to Nuvini Acquired Companies’ customers and their end-users. These vendors may store or process proprietary, confidential and sensitive data such as personal information, protected health information or other information of the Nuvini Acquired Companies’ employees, their partners, their customers or their customers’ end-users. The Nuvini Acquired Companies collect such information from individuals located both in Brazil and abroad and may store or process such information outside the country in which it was collected. While the Nuvini Acquired Companies, their suppliers, their third-party service providers and their sub-processors have implemented or are contractually obligated to implement security measures designed to protect against security breaches, these measures could fail or may be insufficient, resulting in the unauthorized disclosure, access, acquisition, modification, misuse, destruction or loss of the Nuvini Acquired Companies, their customers’ data. Any security breach of the Nuvini Acquired Companies’ proprietary data platform, their operational systems, physical facilities or the systems of their third-party service providers or sub-processors or the perception that one has occurred, could result in litigation, indemnity obligations, regulatory enforcement actions, investigations, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention and other liabilities and damage to the Nuvini Group’s business. Even though the Nuvini Acquired Companies may not control the security measures of their suppliers, third-party service providers or sub-processors, the Nuvini Acquired Companies may be responsible for any breach of such measures.

Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware viruses and social engineering (including phishing) are prevalent in the Nuvini Acquired Companies’ industry and the Nuvini Acquired Companies’ customers’ industries and have generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition to such attacks, the Nuvini Acquired Companies and the Nuvini Acquired Companies’ third-party vendors may experience unavailable systems, unauthorized accidental or unlawful access, acquisition or disclosure of information due to employee error, theft or misuse, sophisticated nation-state and nation-state supported actors and advanced persistent threat intrusions. The techniques used to sabotage or to obtain unauthorized access to the Nuvini Acquired Companies’ proprietary data platform, systems, networks or physical facilities in which data is stored or through which data is transmitted change frequently, and the Nuvini Acquired Companies may be unable to implement adequate preventative measures or stop security breaches prior to or while they are occurring. The recovery systems, security protocols, network protection mechanisms and other security measures that the Nuvini Acquired Companies have integrated into their proprietary data platform, systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure or data loss. The Nuvini Acquired Companies may in the future become, the target of cyber-attacks by third parties seeking unauthorized access to them or their customers’ or their partners’ data or to disrupt the Nuvini Acquired Companies’ operations or ability to provide their services. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks or physical facilities utilized by the Nuvini Acquired Companies’ suppliers or third-party processors. The Nuvini Acquired Companies may not be able to anticipate all types of security threats, and the Nuvini Acquired Companies may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups, such as external service providers and hostile foreign governments or agencies. In addition, the Nuvini Acquired Companies’ or their third-party vendors’ systems may be vulnerable to breakdown or other interruptions from system malfunctions, natural disasters, terrorism, war and telecommunication and electrical failures.

The Nuvini Acquired Companies have contractual and other legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. In addition, Nuvini’s agreements with certain customers and partners may require the Nuvini Acquired Companies to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause the Nuvini Acquired Companies’ customers or partners to lose confidence in the effectiveness of the Nuvini Acquired Companies’ security measures, divert management’s attention, lead to governmental investigations and require the Nuvini Acquired Companies to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach. Any security breach or effort to mitigate security vulnerabilities could result in unexpected interruptions, delays, cessation of service and other harm to the Nuvini Acquired Companies’ businesses and their competitive positions.

A security breach of the Nuvini Acquired Companies or their third-party vendor’s systems may cause the Nuvini Acquired Companies to breach customer contracts. The Nuvini Acquired Companies’ agreements with certain customers may require the Nuvini Acquired Companies to use industry-standard or reasonable measures to safeguard proprietary, personal or confidential information. A security breach of the Nuvini Acquired Companies or their third-party vendor’s systems could lead to claims by the Nuvini Acquired Companies’ customers, their end-users or other relevant stakeholders that the Nuvini Acquired Companies have failed to comply with such contractual or other legal obligations. As a result, the Nuvini Acquired Companies could be subject to legal action (including the imposition of fines or penalties) and the Nuvini Acquired Companies’ customers could end their relationships with the Nuvini Acquired Companies. There can be no assurance that any limitations of liability in the Nuvini Acquired Companies’ contracts would be enforceable or adequate or would otherwise protect the Nuvini Acquired Companies from liabilities or damages.

Litigation resulting from security breaches may adversely affect Nuvini’s business. Unauthorized access to Nuvini’s proprietary data platform, systems, networks or physical facilities could result in litigation with the Nuvini Acquired Companies’ customers, their customers’ end-users or other relevant stakeholders. These proceedings could force the Nuvini Group to spend money in defense or settlement, divert management’s time and attention, increase Nuvini Acquired Companies’ costs of doing business, or adversely affect the Nuvini Acquired Companies’ reputation. The Nuvini Acquired Companies could be required to fundamentally change their business activities and practices or modify the Nuvini Acquired Companies’ proprietary data platform capabilities in response to such litigation, which could be costly and have an adverse effect on the Nuvini Acquired Companies’ businesses. If a security breach were to occur and the confidentiality, integrity or availability of the Nuvini Acquired Companies’ data or the data of the Nuvini Acquired Companies’ partners, their customers or their customers’ end-users was disrupted, the Nuvini Acquired Companies could incur significant liability, or their proprietary data platform, systems or networks may be perceived as less desirable, which could negatively affect New Nuvini’s business and damage its reputation.

If the Nuvini Acquired Companies fail to detect or remediate a security breach in a timely manner, or a breach otherwise affects a large amount of data of one or more customers or partners, or if the Nuvini Acquired

Companies suffer a cyber-attack that impacts the Nuvini Acquired Companies’ ability to operate their proprietary data platform, they may suffer material damage to its reputation, business, financial condition and results of operations. Further, the policy coverage of the Nuvini Groups’ current or any future cybersecurity insurance may be insufficient. Accordingly, the successful assertion of one or more large claims against the Nuvini Group could have an adverse effect on its businesses. The Nuvini Acquired Companies’ risks are likely to increase as New Nuvini continues to expand Nuvini Acquired Companies’ proprietary data platforms and geographic footprint, grow the Nuvini Acquired Companies’ customer and partner base and process, store and transmit increasingly large amounts of data.

In addition, the Nuvini Group’s workforce is generally working remotely and may continue to do so following the COVID-19 pandemic, which could increase the Nuvini Group’s cyber security risk, create data accessibility concerns and make the Nuvini Group more susceptible to security breaches or business disruptions. Moreover, the Nuvini Acquired Companies’ customers and the third-party suppliers on which the Nuvini Acquired Companies rely may be vulnerable to a heightened risk of cyber-attacks as a result of the military conflict between Russia and Ukraine, the impact of sanctions against Russia and the potential for retaliatory acts from Russia, given that nation-state actors may engage in cyber-attacks for geopolitical reasons and in conjunction with military conflicts and defense activities. For example, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. While the Nuvini Group maintains and continues to improve its security measures and reinforce the Nuvini Group’s internal control in anticipation of becoming a public company, the Nuvini Group may be unable to adequately anticipate security threats or to implement adequate preventative measures, in part, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target. Other than reinforcement of the Nuvini Group’s cybersecurity policies in anticipation of being a public company, the Nuvini Group has not taken any other specific actions to mitigate the increased risk of cyber-attacks resulting from the ongoing conflict between Russia and Ukraine and do not immediately intend to implement any such actions given the Nuvini Group’s current assessment of risk and the current geographic scope of Nuvini Group’s operations. Any of the foregoing could have a material adverse effect on the New Nuvini’s business, financial condition, results of operations or prospects.

Risks Related to the Nuvini Group’s Technology, Intellectual Property and Infrastructure

The Nuvini Group relies on information and technology for many of its business operations which could fail and cause disruption to its business operations.

The Nuvini Group’s business operations largely depend on information technology networks and systems to securely transmit, process and store electronic information and to communicate internally among the Nuvini Group’s various units and with clients and vendors. A shutdown of, or inability to access, one or more of the Nuvini Group’s facilities arising from a power outage or a failure of one or more of the Nuvini Group’s information technology, telecommunications or other systems could significantly impair the Nuvini Group’s ability to perform critical functions on a timely basis. The Nuvini Group relies on third party cloud platforms, such as AWB and GCP to host enterprise and customer systems, and any disruptions of these services could impact the Nuvini Group’s business operations and the Nuvini Acquired Companies’ ability to service customers. Cyber-attacks, configuration or human error and/or other external hazards could result in the misappropriation of assets or sensitive information, corruption of data or operational disruption.

Global cybersecurity threats and attacks to networks, systems and endpoints can range from uncoordinated individual attempts to gain unauthorized access to IT systems to sophisticated and targeted measures known as advanced persistent threats, directed at the Nuvini Group, its businesses, its customers and/or its third-party service providers, including, but not limited to, cloud providers and providers of network management services. These may include such things as unauthorized access, phishing attacks, account takeovers, denial of service, introduction of malware or ransomware and other disruptive problems caused by threat actors. Moreover, as more of the Nuvini Group’s employees work remotely due to the COVID-19 pandemic or otherwise, its employees are increasingly targeted by phishing attacks and endpoints may be more susceptible to threat exposures.

The Nuvini Acquired Companies’ customers are increasingly requiring cybersecurity protections and mandating cybersecurity standards in its products and services, and the Nuvini Group may incur additional costs to comply with such demands. The Nuvini Group has experienced, and expects to continue to experience, these types of threats and incidents. The Nuvini Group seeks to deploy measures to deter, prevent, detect, respond to and mitigate these threats, including identity and access controls, data protection, vulnerability assessments, product software designs which Nuvini believes are less susceptible to cyber-attacks, continuous monitoring of the Nuvini Group’s networks, endpoints and systems and maintenance of backup and recovery capabilities. Despite these efforts, the Nuvini Group can make no assurance that the Nuvini Group will be able to detect, prevent, timely and adequately detect, prevent and address or mitigate the negative effects of cyberattacks or other security compromises, and such cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (the Nuvini Group’s own or that of third parties) and the disruption of business operations. The potential consequences of a material cybersecurity incident include financial loss, reputational damage, damage to the Nuvini Group’s IT systems, litigation with third parties, theft of intellectual property, fines, decrease in the value of the Nuvini Group’s investment in research and development, and increased cybersecurity protection and remediation costs due to the increasing sophistication and proliferation of threats, which in turn could adversely affect the Nuvini Group’s competitiveness and results of operations. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could materially harm the Nuvini Group’s operating results and financial condition.

If the Nuvini Group is unable to adapt to rapidly changing technologies, methodologies and evolving industry standards, the Nuvini Acquired Companies may lose customers and the Nuvini Group’s business could be materially adversely affected.

Rapidly changing technologies, methodologies and evolving industry standards are inherent in the market for the Nuvini Group’s data solutions and services. The Nuvini Group’s ability to anticipate developments in the Nuvini Group’s industries, enhance the Nuvini Group’s existing data solutions and services, develop and introduce new data solutions, services or tools, provide enhancements and new features for the Nuvini Group’s data solutions and tools, and keep pace with changes and developments are critical to meeting changing client needs. Developing solutions for the Nuvini Acquired Companies’ customers are extremely complex and could become increasingly complex and expensive in the future due to the introduction of new platforms, operating systems, technologies and methodologies. The Nuvini Group’s ability to keep pace with, anticipate or respond to changes and developments is subject to a number of risks, including that:

•	the Nuvini Group may not be able to develop new, or update existing, services, applications, tools and software quickly or inexpensively enough to meet the Nuvini Acquired Companies’ customers’ needs;

•	the Nuvini Group may find it difficult or costly in making existing software and tools to work effectively and securely over the internet or with new or changed operating systems;

•

the Nuvini Group may find it challenging to develop new, or update existing, software, services and tools to keep pace with evolving industry standards, methodologies and regulatory developments in the industries where the Nuvini Acquired Companies’ customers operate at a pace and cost that is acceptable to the Nuvini Acquired Companies’ customers; and

•	the Nuvini Group may find it difficult to maintain high quality levels of performance with new technologies and methodologies.

The Nuvini Group may not be successful in anticipating or responding to these developments in a timely manner, or if the Nuvini Group responds, the data solutions, services, tools, technologies or methodologies the

Nuvini Group develops or implements may not be successful in the market. The Nuvini Group’s failure to enhance its existing data solutions and services and to develop and introduce new data solutions and services to promptly address the needs of the Nuvini Acquired Companies’ customers could have a material adverse effect on the Nuvini Group’s businesses.

Material portions of the Nuvini Group’s businesses require the Internet infrastructure to be reliable.

The Nuvini Group’s future success continues to depend in part on the use of the Internet as a means to access public information and perform transactions electronically, including, for example, electronic filing of court documents. This requires ongoing maintenance of the Internet infrastructure, especially to prevent interruptions in service, as well as additional development of that infrastructure. It also requires a reliable network backbone with the necessary speed, data capacity, security and timely development of complementary products for providing reliable Internet access and services. If this infrastructure fails to be sufficiently developed or be adequately maintained, Nuvini’s business would be harmed because users may not be able to access the Nuvini Group’s services.

The Nuvini Group must timely respond to technological changes to be competitive.

The market for the Nuvini Acquired Companies’ products is characterized by technological change, evolving industry standards in software technology, changes in client requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. As a result, the Nuvini Group’s future success will depend, in part, upon the Nuvini Group’s ability to enhance existing products and develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated client requirements, and achieve market acceptance. The Nuvini Group cannot assure you that it will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner. The products, capabilities or technologies developed by others could also render the Nuvini Acquired Companies’ products or technologies obsolete or noncompetitive. The Nuvini Group’s businesses may be adversely affected if the Nuvini Group is unable to develop or acquire new software products or develop enhancements to existing products on a timely and cost-effective basis, or if such new products or enhancements do not achieve market acceptance.

The Nuvini Group relies on third-party and open source software for its data solutions. The Nuvini Group’s inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors or failures caused by such software could adversely affect the Nuvini Group’s businesses, results of operations and financial condition. In addition, the Nuvini Group’s use of open source software could negatively affect its ability to sell the Nuvini Group’s data solutions and subject the Nuvini Group to possible litigation.

Some of the Nuvini Group’s offerings include software or other intellectual property licensed from third parties. It may be necessary in the future to renew the Nuvini Group’s license agreements relating to various aspects of the Nuvini Group’s offerings or to seek new licenses for existing or new offerings. Necessary licenses may not be available on acceptable terms that allow the Nuvini Acquired Companies’ data solutions offerings to remain competitive, or at all. In addition, a third party may assert that the Nuvini Group or the Nuvini Acquired Companies’ customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license with a Nuvini Acquired Company or seek damages from the Nuvini Group, or both. Termination by the licensor would cause the Nuvini Group to lose valuable rights and could prevent them from selling its products and services. The Nuvini Group’s inability to obtain certain licenses or other rights, or to obtain such licenses or rights on favorable terms, could result in delays in data solution releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into the Nuvini Group’s proprietary data platform, which may have a material adverse effect on the Nuvini Group’s business, results of operations and financial condition. In addition, the Nuvini Group and the applicable the Nuvini Acquired Company may be subject to liability if third-party software that Nuvini Group’s license is found to infringe, misappropriate or otherwise violate intellectual property rights of others. Third parties may also allege that the Nuvini Group and/or the Nuvini Acquired Company is infringing, violating or otherwise misappropriating their intellectual property rights and that additional licenses are required for Nuvini Group’s use of its software or intellectual property, and the Nuvini Group may be unable to obtain such licenses on commercially reasonable terms or at all. The inclusion in the Nuvini Group’s offerings of software or other intellectual property licensed from third parties on a non-exclusive basis could also limit Nuvini Group’s ability to differentiate Nuvini Group’s offerings from those of the Nuvini Acquired Companies’ competitors. To the extent that Nuvini Group’s data solutions depend upon the successful operation of third-party software, any undetected errors or defects in or failures of, such third-party software could also impair the functionality of data solutions, delay new feature introductions, result in a failure of the Nuvini Group’s data solutions, and injure Nuvini Group’s reputations. Many third-party software providers attempt to impose limitations on their liability for such errors, defects or failures and if enforceable, the Nuvini Group may have additional liability to the Nuvini Acquired Companies’ customers that could harm the Nuvini Group’s reputation and increase the Nuvini Group’s operating costs.

In addition, some of the Nuvini Group’s data solutions (including the Nuvini Acquired Companies’ proprietary data platforms) incorporate open source software, and the Nuvini Group expect to continue to incorporate open source software in the Nuvini Acquired Companies’ data solutions in the future. Open source software is generally freely accessible, usable and modifiable. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on the Nuvini Group’s ability to commercialize Nuvini Group’s data solutions. Moreover, although the Nuvini Group has implemented policies to regulate the use and incorporation of open source software into its data solutions, Nuvini cannot be certain that the Nuvini Group has not incorporated open source software in their data solutions in a manner that is inconsistent with such policies. If the Nuvini Group fails to comply with open source licenses, they may be subject to certain requirements, including requirements that they offer their data solutions that incorporate the open source software for no cost, that discontinue their data solutions that incorporate the open source software, that they make available source code for modifications or derivative works the Nuvini Group creates, and that the Nuvini Group licenses such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that the Nuvini Group has not complied with the conditions of one or more of these licenses, that the Nuvini Group, and as a result, Nuvini, could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using data solutions that contained the open source software and required to comply with onerous conditions or restrictions on these data solutions. In any of these events, the Nuvini Acquired Companies and their customers could be required to seek licenses from third parties in order to continue offering their data solutions and to re-engineer their data solutions or discontinue offering their data solutions to customers in the event the Nuvini Group cannot re-engineer them on a timely basis. Any of the foregoing could require the Nuvini Group to devote additional research and development resources to re-engineer the Nuvini Group’s data solutions, could result in customer dissatisfaction and may adversely affect the Nuvini Group’s businesses, results of operations and financial condition. Additionally, the use of certain open source software can lead to greater risks that the use of third-party commercial software, as open source licensors generally make their open source software available “as-is” and do not provide updates, warranties, support, indemnities or other contractual protections regarding infringement or other intellectual property-related claims or quality of the code.

If the Nuvini Group is unable to protect its proprietary technologies, the Nuvini Group’s competitive position could be adversely affected.

The Nuvini Group has relied, and expect to continue to rely, on a combination of copyright, trademark and trade-secret laws, confidentiality procedures, and contractual provisions to establish, maintain and protect the Nuvini Group’s proprietary rights. The Nuvini Group typically enters into agreements with its respective employees, consultants, the Nuvini Acquired Companies’ customers, partners and vendors in an effort to control ownership of the Nuvini Group’s intellectual property and access to and distribution of the Nuvini Group’s software, documentation and other proprietary information. Despite these precautions, there may be authors of some of the intellectual property that form parts of Nuvini Group’s software products who have not assigned their intellectual property rights to the Nuvini Group and who have not waived their moral rights with respect thereto. The steps the Nuvini Group takes may not prevent misappropriation of the Nuvini Group’s intellectual property, and the agreements the Nuvini Group enters into may not be enforceable. Despite the Nuvini Group’s efforts to protect its proprietary rights in its intellectual property and that of other businesses the Nuvini Group may have acquired, unauthorized parties may copy or otherwise obtain and use the Nuvini Group’s proprietary technology or obtain information the Nuvini Group regards as proprietary. Policing unauthorized use of the Nuvini Group’s technology, if required, may be difficult, time-consuming and costly. the Nuvini Group’s means of protecting its technology may be inadequate.

Third parties may apply for and obtain patent protection for products and services that are similar to the Nuvini Group’s software solutions. Despite the Nuvini Group’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Nuvini Group’s products or services or to obtain and to use information that the Nuvini Group regards as proprietary. Third parties may also independently develop similar or superior technology without violating the Nuvini Group’s proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of Canada and the United States.

Trademark protection is an important factor in establishing product recognition. The Nuvini Group’s inability to protect its trademarks from infringement could result in injury to any goodwill which may be developed in its trademarks. Moreover, the Nuvini Group may be unable to use one or more of its trademarks because of successful third-party claims.

Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Although Nuvini believes that the Nuvini Group’s software products and technology do not infringe proprietary rights of others, litigation may be necessary to protect the Nuvini Group’s proprietary technology and third parties may assert infringement claims against the Nuvini Group with respect to their proprietary rights.

Any claims or litigation can be time consuming and expensive regardless of their merit. Infringement claims against the Nuvini Group could cause product release delays, require the Nuvini Group to redesign products or to enter into royalty or license agreements that may not be available on terms acceptable to the Nuvini Group, or at all.

Disclosure of personally identifiable information and/or other sensitive client data could result in liability and harm the Nuvini Group’s reputation.

The Nuvini Group stores and processes increasingly large amounts of personally identifiable information and other confidential information of their customers. The continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security. Despite the Nuvini Acquired Companies’ efforts to improve security controls, it is possible their security controls over personal data, training of employees on data security and other practices followed by the Nuvini Group may not prevent the improper disclosure of sensitive customer data that the Nuvini Group stores and manages. Disclosure of personally identifiable information and/or other sensitive customer data could result in regulatory sanctions and harm the Nuvini Group’s reputation.

In addition, the Nuvini Group’s systems may be violated, through unauthorized access, misappropriation, loss or modification of customer information or the disruption of the Nuvini Group’s business operations. Nuvini may be unable to prevent acts of misconduct by members of the Nuvini Group’s management, employees or third parties that, in each case, may or may not derive a financial benefit from such misconduct.

Since the strategies used to obtain unauthorized access and sabotage systems constantly change and may not be known until they are used against the Nuvini Group or its third party service providers, the Nuvini Group may be unable to anticipate or adopt appropriate measures to protect against such attacks. If such security breaches are not prevented, the Nuvini Group could be subject to penalties under the Brazilian Data Protection Law (Lei Geral de Proteção de Dados, Brazilian Law No. 13,709/18), or LGPD, the Brazilian Internet Code (Brazilian Law No. 12,965/14); and the Brazilian Consumer Protection Code (Código de Defesa do Consumidor), or the Consumer Protection Code, including but not limited to warnings, the obligation to disclose the incident, deletion of personal data and fines of up to 2% of the Nuvini Group’s revenue or the revenue of the Nuvini Group in Brazil during the most recently concluded fiscal year, excluding taxes, up to an aggregate amount of R$50.0 million per infraction. The occurrence of any incident could damage the Nuvini Group’s reputation, resulting in substantial revenue loss due to lost sales and customer dissatisfaction.

The Nuvini Group’s intellectual property rights may not protect its businesses or provide the Nuvini Group with a competitive advantage.

To be successful, the Nuvini Group must protect the Nuvini Acquired Companies’ technologies and brands in Brazil and other jurisdictions through trademarks, trade secrets, patents, copyrights, intellectual property assignments, contractual restrictions and other intellectual property rights and confidentiality procedures.

The Nuvini Group has taken measures to protect its trade secrets and proprietary information/assets, but these measures may not be effective. Despite the Nuvini Group’s efforts to implement these protections, they may not protect the Nuvini Group’s businesses or provide it with a competitive advantage for a variety of reasons, including:

•

failure by the Nuvini Group to obtain, maintain and defend patents and other intellectual property rights for important innovations or maintain appropriate confidentiality and other protective measures to establish and maintain the Nuvini Group’s trade secrets;

•	uncertainty in, and evolution of, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights;

•	potential invalidation or narrowing of the Nuvini Group’s intellectual property rights through administrative processes or litigation;

•	any inability by the Nuvini Group to detect infringement, misappropriation or other violations of the Nuvini Group’s intellectual property rights by third parties; and

•	other practical, resource or business limitations on Nuvini Group’s ability to enforce its rights.

Moreover, the laws of certain jurisdictions, including where the Nuvini Group has not applied for patent trademark protection nor other intellectual property registration, may not be as protective of intellectual property and proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property and proprietary rights may be inadequate. Therefore, in certain jurisdictions, the Nuvini Group may be unable to protect its proprietary technology adequately against unauthorized third party copying, infringement or use, which could adversely affect the Nuvini Group’s competitive position. Filing, prosecuting, maintaining and defending the Nuvini Group’s intellectual property in all or many countries throughout the world may be prohibitively expensive, and the Nuvini Group may choose to forgo such activities in some applicable jurisdictions. The lack of adequate legal protections of intellectual property or failure of legal remedies or related actions in jurisdictions outside of the United States or failure to obtain sufficient intellectual property protection could impede the Nuvini Group’s ability to market the Nuvini Group’s products, negatively affect the Nuvini Acquired Companies’ competitive position and could have a material adverse effect on the Nuvini Group’s businesses, financial condition, results of operations and prospects. As a result, the Nuvini Group may encounter significant problems in protecting and defending the Nuvini Group’s intellectual property or proprietary rights abroad.

The Nuvini Group enters into confidentiality and invention assignment agreements with its employees and consultants. These agreements generally require that all confidential information or intellectual property developed by the individual or made known to the individual by the Nuvini Group during the course of the individual’s relationship with the Nuvini Group be kept confidential and not disclosed to third parties. The Nuvini Group cannot assure you that these agreements will be effective in controlling access to, use of, and distribution of the Nuvini Group’s proprietary information or in effectively securing exclusive ownership of intellectual property developed by the Nuvini Group’s employees and consultants, and that all intellectual property developed by individuals during the course of employment be assigned to the Nuvini Group. For example, the Nuvini Group may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that the Nuvini Group regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and the Nuvini Group may be forced to bring claims against third parties, or defend claims that they may bring against the Nuvini Group, to determine the ownership of what the Nuvini Group regards as its intellectual property. Further, these agreements may not prevent the Nuvini Group’s competitors from independently developing technologies that are substantially equivalent or superior to data solutions and services.

Additionally, the Nuvini Group may also be exposed to material risks of theft or unauthorized reverse engineering of the Nuvini Acquired Companies’ proprietary information and other intellectual property, including technical data, data sets or other sensitive information. The Nuvini Group’s efforts to enforce the Nuvini Group’s intellectual property rights may be inadequate to obtain a significant commercial advantage from the intellectual property that the Nuvini Group develops, which could have a material adverse effect on the Nuvini Group’s business, financial condition and results of operations. Moreover, if the Nuvini Group is unable to prevent the disclosure of the Nuvini Group’s trade secrets to third parties, or if the Nuvini Acquired Companies’ competitors independently develop any of the Nuvini Group’s trade secrets, the Nuvini Group may not be able to establish or maintain a competitive advantage in the Nuvini Group’s market, which could seriously harm its businesses.

Litigation may be necessary to enforce the Nuvini Group’s intellectual property or proprietary rights, protect the Nuvini Group’s trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any enforcement of the Nuvini Group’s intellectual property may provoke third parties to assert counterclaims against the Nuvini Acquired Companies, which could result in the loss of the Nuvini Group’s intellectual property rights. If the Nuvini Group is unable to prevent third parties from infringing, misappropriating or otherwise violating the Nuvini Group’s intellectual property or are required to incur substantial expenses defending the Nuvini Group’s intellectual property rights, the Nuvini Group’s business, financial condition and results of operations may be materially adversely affected.

Furthermore, the Nuvini Group’s success depends, in part, on the Nuvini Group’s ability to develop the Nuvini Group’s businesses without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of others. Claims by third parties that the Nuvini Group infringes, misappropriates or otherwise violates its intellectual property rights could harm Nuvini Group’s business. The Nuvini Group’s competitors and other third parties may hold or obtain intellectual property rights that could prevent, limit or interfere with the Nuvini Group’s ability to make, use, develop, sell or market its data solutions and services. From time to time, the Nuvini Group may be subject to claims of infringement, misappropriation or other violation of patents or other intellectual property rights and related litigation. If the Nuvini Group is found to infringe, misappropriate or otherwise violate any third-party intellectual property, the Nuvini Group may be required to obtain a license to such third-party intellectual property, make ongoing royalty or license payments, cease offering the Nuvini Group’s products or using certain technologies, require the Nuvini Group to redesign affected products, enter into costly settlement or license agreements or pay substantial damage awards or face a temporary or permanent injunction prohibiting the Nuvini Group from marketing or selling certain of its products or comply with other unfavorable terms. Furthermore, the Nuvini Group could be found liable for treble damages and attorneys’ fees if the Nuvini Group is found to have willfully infringed a patent or other intellectual property right. If the Nuvini Group is required to obtain a license from any third party, such license may not be available at all or on commercially reasonable terms.

Any litigation, whether or not resolved in the Nuvini Group’s favor and regardless of merit, could result in significant expense to the Nuvini Group, be time consuming and divert the efforts of the Nuvini Group’s technical and management personnel. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Nuvini Group’s confidential information could be compromised by disclosure during any intellectual property-related litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Nuvini’s ordinary shares. Any of the foregoing could cause potential customers to refrain from purchasing the Nuvini Group’s data solutions or services or otherwise cause the Nuvini Group reputational harm and result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on Nuvini Group’s businesses, financial condition, results of operations and prospects.

If the Nuvini Group is unable to protect the confidentiality of the Nuvini Group’s trade secrets and know-how, its business and competitive position would be harmed.

The Nuvini Group relies on trade secrets and proprietary know-how protection for Nuvini Group’s confidential and proprietary information, including the Nuvini Group’s software code, and the Nuvini Group has taken security measures to protect this information, including by entering into confidentiality agreements with parties who have access to them, such as the Nuvini Group’s employees, collaborators, contract manufacturers, consultants, advisors and other third parties. These measures, however, may not provide adequate protection for the Nuvini Group’s trade secrets, know-how or other confidential information. The Nuvini Group cannot guarantee that the Nuvini Group has entered into such agreements with each party that may have or have had access to the Nuvini Group’s trade secrets or proprietary technology and processes. Moreover, there can be no assurance that any confidentiality agreements that the Nuvini Group has with its employees, consultants or other third parties will provide meaningful protection for the Nuvini Group’s trade secrets, know-how and confidential information or will provide adequate remedies in the event of unauthorized use or disclosure of such information. Despite these efforts, any of these parties may breach the agreements and disclose the Nuvini Group’s proprietary information, including the Nuvini Group’s trade secrets, and the Nuvini Group may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult. Accordingly, there also can be no assurance that the Nuvini Group’s trade secrets or know-how will not otherwise become known or be independently developed by competitors or other third parties, which could have a material adverse effect on the Nuvini Group’s business, financial condition, results of operations and prospects.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by the Nuvini Group. If any of the Nuvini Group’s confidential or proprietary information, such as the Nuvini Group’s trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, the Nuvini Group’s competitive position could be materially and adversely harmed.

If the Nuvini Group’s trademarks, service marks and trade names are not adequately protected, the Nuvini Group may not be able to build or maintain name recognition in the Nuvini Group’s markets of interest and the Nuvini Group’s competitive position may be harmed.

The registered or unregistered trademarks the Nuvini Group owns or uses may be challenged, infringed, circumvented, declared generic or descriptive, lapsed or determined to be infringing on or dilutive of other marks. During trademark registration proceedings, the Nuvini Group may receive rejections of the Nuvini Group’s applications by the U.S. Patent and Trademark Office (“USPTO”), or in other foreign jurisdictions.

Although the Nuvini Group is given an opportunity to respond to such rejections, the Nuvini Group may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against the Nuvini Group’s trademarks, which may not survive such proceedings. Furthermore, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. The Nuvini Group may not be able to protect the Nuvini Group’s rights in these trademarks, which the Nuvini Acquired Companies need in order to build name recognition with potential customers. In addition, third parties may file for registration of trademarks similar or identical to the Nuvini Group’s trademarks, thereby impeding the Nuvini Group’s ability to build brand identity and possibly leading to market confusion and loss of goodwill. If they succeed in registering or developing common-law rights in such trademarks, and if the Nuvini Group is not successful in challenging such third-party rights, the Nuvini Group may not be able to use these trademarks to develop brand recognition of the Nuvini Group’s technologies, products or services. In addition, there could be potential trademark infringement or unfair competition claims brought by owners of other registered trademarks or trademarks that incorporate variations of the Nuvini Group’s registered or unregistered trademarks. Over the long term, if the Nuvini Group is unable to establish name recognition based on the Nuvini Group’s trademarks, the lack of name recognition could have a material adverse effect on the Nuvini Group’s business, financial condition, results of operations and prospects.

Risks Related to Nuvini Group’s Substantial Operations in Brazil

The Nuvini Group is mainly concentrated in one geographic area, which increases the impact to the Nuvini Group’s exposure to various risks in that location.

Operating in a concentrated area increases the potential impact that many of the risks in that location may have upon the Nuvini Group’s businesses. For example, the Nuvini Group has greater exposure to regulatory actions impacting Brazil, natural disasters in that geographical area, competition for equipment, services, personnel and materials available in that area and access to infrastructure and market, which could have a material adverse effect on its financial condition and results of operations.

Brazil has experienced, and may continue to experience, adverse economic or political conditions that may impact the Nuvini Group’s business, financial condition and results of operations.

The Nuvini Group’s business is dependent to a large extent upon the economic conditions prevalent in Brazil. Brazil has historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Recently, the economic growth rates in Brazil have slowed down and the country has entered into mild recessions. Economic and political developments in Brazil, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact the Nuvini Acquired Companies’ operations and/or the market value of New Nuvini Ordinary Shares and have a material adverse effect on the Nuvini Group’s business, financial condition and results of operations.

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazil’s political and economic conditions, could harm the Nuvini Group and the prices of New Nuvini Ordinary Shares and New Nuvini Warrants.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. The Nuvini Group has no control over and cannot predict what measures or policies the Brazilian government may take in the future. The Nuvini Group’s businesses and the market prices of New Nuvini Ordinary Shares and New Nuvini Warrants may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws and related interpretations by tax authorities;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices;

•	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;

•	changes in demographics; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulations affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on the Nuvini Acquired Companies’ activities and consequently the Nuvini Group’s results of operations, and may also adversely affect the trading prices of New Nuvini Ordinary Shares and New Nuvini Warrants.

Further, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. See “—The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm the Nuvini Group and the prices of New Nuvini Ordinary Shares and New Nuvini Warrants.”

The current political and economic environment in Brazil has affected, and is continuing to affect, the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil, and may adversely affect New Nuvini Ordinary Shares.

The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm the Nuvini Group and the prices of New Nuvini Ordinary Shares and New Nuvini Warrants.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. The negative macroeconomic environment in Brazil in recent years was in part due to economic and political uncertainties resulting from a global decrease in commodities prices as well as due to corruption investigations of Brazilian state-owned and private sector companies, politicians and business executives, which, in turn, led to the ouster and arrest of several prominent politicians. Launched by the Brazilian Federal Prosecutor’s Office at the end of 2014, the so-called Lava Jato investigation investigated members of the Brazilian government and other members of the legislative branch, as well as senior officers and directors of large state-owned companies and other companies in connection with allegations of political corruption. The resulting fallout from the Lava Jato operation contributed to the impeachment of Brazil’s former president, Dilma Rousseff, in August 2016, the arrest and conviction of current Brazilian President Luiz Inácio Lula da Silva, in April 2018, and the destabilization of the Brazilian economy. In November 2019, President Luiz Inácio Lula da Silva was released from prison after a Brazilian Supreme Court ruling that allows defendants to remain free while their appeals are pending. In March 2021, a Brazilian Supreme Court ruling issued by Justice Edson Fachin annulled the decisions that had convicted former President Luiz Inácio Lula da Silva. As a result of this ruling, President Luiz Inácio Lula da Silva recovered his political rights and was elected and inaugurated as president on January 1, 2023.

These events and further political instability had, and may continue to have, an adverse effect on the Brazilian economy and may result in further political uncertainty and consequent macroeconomic instability. The potential effects of the 2022 presidential elections and the recently inaugurated Brazilian government is uncertain, but these have already had a negative impact on the general perception of the Brazilian economy and the securities of Brazilian companies and have affected, and may continue to adversely affect, the Nuvini Group’s business, financial condition and operating results. The Nuvini Group cannot predict whether the current scenario will result in further political and economic instability, or if new allegations against current and/or former government officials and/or executives of private companies will arise in the future or will result in investigations.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the Brazilian real and an increase in inflation and interest rates, adversely affecting the Nuvini Group’s business, financial condition and results of operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, Nuvini Group’s business and the value of its investments in Brazil, and could adversely affect the Nuvini Group’s financial condition, results of operations and the price of New Nuvini Ordinary Shares.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the prices of New Nuvini Ordinary Shares and New Nuvini Warrants.

The market for securities offered by companies such as the Nuvini Group is influenced by economic and market conditions in Brazil and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the Nuvini Group’s business may be adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil, impacting overall growth expectations for the Brazilian economy.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as New Nuvini Ordinary Shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm the Nuvini Group’s business and the price of New Nuvini Ordinary Shares.

Additionally, on November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence in both the United States and globally, which may materially and adversely affect the global economy and political stability. The Nuvini Group cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including New Nuvini Ordinary Shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may adversely affect the United States and global economies and capital markets, which may, in turn, materially adversely affect the trading price of New Nuvini Ordinary Shares.

Inflation and certain government measures to curb inflation may adversely affect the Brazilian economy and capital markets, and as a result, harm the Nuvini Group’s business and the prices of New Nuvini Ordinary Shares and New Nuvini Warrants.

In the past, high rates of inflation have adversely affected the economy and capital markets of Brazil and the ability of the Brazilian government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets. As part of these measures, governments have at times maintained a restrictive monetary policy and high interest rates that has limited the availability of credit and economic growth.

Inflation as measured by the Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), was 5.8%, 10.1% and 1.5% as of December 31, 2022, 2021, and 2020, respectively. Inflation measured by the General Market Prices Index (Índice Geral de Preços-Mercado, or “IGP-M”) was 5.5%, 17.8% and 23.1% as of December 31, 2022, 2021, and 2020, respectively. As of February 28, 2023, the IPCA and the IGP-M were 5.6% and 1.9%, respectively, on an accumulated basis. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm the Nuvini Group’s business and the trading price of New Nuvini Ordinary Shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, as of December 31, 2019, the SELIC rate was 4.50%. On August 8, 2020, the SELIC rate was set at 2.0%, increasing to 4.25% in June 2021 and further increasing to 6.25% in September 2021, and in October 2021, it was set at 7.75% due to concerns with inflationary pressure. On December 8, 2021, the SELIC rate was further increased to 9.25%. On February 2, 2022, the SELIC rate was further increased to 10.75%. On March 16, 2022, the SELIC rate was further increased to 11.75%. On May 4, 2022, the SELIC rate was further increased to 12.75%. On June 15, 2022, the SELIC rate was further increased to 13.25%. On August 3, 2022, the SELIC rate was further increased to 13.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect the Nuvini Group and increase its indebtedness.

Although inflation rates in Brazil have been relatively low in the recent past, the Nuvini Group cannot assure you that this trend will continue. The measures taken by the Brazilian government to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in its securities markets. Periods of higher inflation may slow the growth rate of the Brazilian economy and lead to reduced demand for the Nuvini Acquired Companies’ data solutions and services. Inflation is also likely to increase some of Nuvini’s costs and expenses, which the Nuvini Group may not be able to fully pass on to customers and could adversely affect the Nuvini Group’s operating margins and operating income. In addition, inflation affects Nuvini S.A.’s financial liquidity and financial capital resources primarily by exposing Nuvini S.A. to the variations in Nuvini S.A.’s floating-rate loans. As of December 31, 2022, approximately     % of Nuvini S.A.’s loans and borrowings were subject to floating interest rates, particularly the CDI rate. Rising interest rates may also impact the costs of Nuvini S.A.’s fundraising and indebtedness, increasing Nuvini S.A.’s financial expenses. Such an increase could adversely affect Nuvini S.A.’s ability to pay Nuvini S.A.’s obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for Nuvini S.A.

Exchange rate instability may have adverse effects on the Brazilian economy, the Nuvini Group’s businesses and the trading prices of New Nuvini Ordinary Shares and New Nuvini Warrants.

The Brazilian real has been historically volatile and has been devalued frequently, and the Brazilian government has in the past implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.

There has been persistently high volatility in the foreign exchange market for the Brazilian real in recent years, especially over the period covered by this proxy statement/prospectus, and the real weakened significantly over this period.

As of December 31, 2019, 2020, 2021 and 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.031, R$5.197, R$5.579 and R$5.2842, in each case, per US$1.00. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures and cause governments to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of the Nuvini Group’s results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm the Nuvini Group’s results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.

These policies and any reactions to them may harm the Nuvini Group by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth. On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy and affect the Nuvini Group’s business, results of operations and profitability.

For additional information on the impact of fluctuations in currency exchange rates on the Nuvini Group’s business, see “—In the event of an expansion of Nuvini’s business to Latin America, the Nuvini Group may be exposed to fluctuations in currency exchange rates, which could negatively affect its results of operations and its ability to invest and hold its cash.”

In line with the Nuvini Group’s future international expansion plans, the changes in the political and economic environments in Brazil and Latin America countries could adversely affect the Nuvini Group.

In conducting the Nuvini Group’s businesses in emerging markets, the Nuvini Group is subject to political, economic, legal, operational and other risks that are inherent to operating in these countries.

The Nuvini Group may encounter the following difficulties, among others, related to the foreign markets in which it currently operates or will operate in the future:

•	unforeseen regulatory changes;

•	inability to attract personnel and generate business outside of Brazil;

•	changes in tax law;

•	changes in trade and investment policies and regulations;

•	difficulties in registering and protecting trademarks and software;

•	nationalization, expropriation, price controls and other restrictive governmental actions;

•	adoption of governmental measures that protect, subsidize or otherwise favor competitors native to such foreign markets; and

•	cultural and linguistic barriers.

If one or more of these risks materialize, and the Nuvini Group is not able to overcome these difficulties, its business, results of operations and financial condition may be adversely affected.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on the Nuvini Group.

The Nuvini Group’s performance is impacted by the overall health and growth of international economies, specifically in Brazil. In Brazil, gross domestic product (“GDP”) growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in 2017 and 1.8% in 2018. In 2019, Brazilian GDP grew by 1.42%, and in 2020 it contracted 43.3%. In2021 it grew by 5.0% and in 2022 Brazilian GDP grew by 2.9%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly in information technology sectors) and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on the Nuvini Group.

Any further downgrading of Brazil’s credit rating could reduce the trading prices of New Nuvini Ordinary Shares and New Nuvini Warrants.

Given the current significance of the Nuvini Group’s Brazilian operations to New Nuvini’s results of operations as a whole, New Nuvini may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on June 2, 2021 and again on June 14, 2022.

•

In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On May 25, 2021, Moody’s maintained Brazil’s credit rating at Ba2-stable, which was reaffirmed on April 22, 2022.

•

Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On May 27, 2021, Fitch reaffirmed Brazil’s credit rating at BB-negative. On December 20, 2022, Fitch improved Brazil’s sovereign credit rating to BB-stable.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading prices of New Nuvini Ordinary Shares and New Nuvini Warrants to decline.

Additionally, a downgrade of the sovereign credit rating of Brazil may affect New Nuvini’s own credit rating, hindering its ability to secure loans at competitive rates compared to its competitors, which may impact New Nuvini’s ability to grow its business and, consequently, affect the prices of New Nuvini Ordinary Shares and New Nuvini Warrants.

In the event of an expansion of Nuvini’s business to Latin America, the Nuvini Group may be exposed to fluctuations in currency exchange rates, which could negatively affect its results of operations and its ability to invest and hold its cash.

Nuvini Group’s functional currency is the Brazilian real. If the Nuvini Group expands its business to Latin American countries, part of its future revenues and costs would be denominated in other currencies, including U.S. dollars, hence the Nuvini Group’s exposure to the effects of fluctuations in currency exchange rates may grow significantly. Various events and circumstances, including political and macroeconomic events beyond the Nuvini Group’s control or impossible or difficult to foresee, could have a significant impact on the foreign exchange environment, as evidenced by the dramatic volatility of the Brazilian real against the U.S. dollar in recent years (for additional information, see “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Certain Risks—Exchange Rate Risk").

In addition, the Nuvini Group may have U.S. dollar-denominated and/or Euro-denominated loans in the future. To mitigate the Nuvini Group’s exchange rate exposure in relation to these possible loans, the Nuvini Group may enter into derivative financial transactions with financial institutions to hedge against the fluctuation of the Euro/real and U.S. dollar/real exchange rates and link the Nuvini Group’s principal and interest to a fixed rate or the Brazilian interbank deposit certificate (Certificado de Depósito Interbancário). The use of hedging instruments may introduce additional risks if the Nuvini Group is unable to structure effective hedges with such instruments.

Risks Related to Legal Matters and Regulations

Internet regulation in Brazil is recent and still limited and several legal issues related to the Internet are uncertain.

In 2014, Brazil enacted the Brazilian Civil Rights Framework for the Internet (so called Marco Civil da Internet), which is a law setting forth principles, guarantees, rights and duties for the use of the Internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulations were passed in connection with the referred law. The administrative penalties imposed by the Brazilian Civil Rights Framework for the Internet include notification, fines (up to 10% of the revenues of the relevant entity’s economic group in Brazil in the preceding fiscal year) and suspension or prohibition from engaging in data processing activities. The Brazilian Civil Rights Framework for the Internet also determines joint and several liability between foreign parent companies and the local Brazilian subsidiary for the payment of fines that may be imposed for breach of its provisions. Administrative penalties may be applied cumulatively. Daily fines may be imposed in judicial proceedings, as a way to compel compliance with a Brazilian court order. If for any reason a company fails to comply with the court order, the fine can reach significant amounts. The Nuvini Group may be subject to liability under these laws and regulations should it fails to adequately comply with the Brazilian Civil Rights Framework for the Internet.

The Nuvini Group’s customers may be subject to new and evolving privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.

The privacy and security of personal, sensitive, regulated or confidential data is a major focus in the Nuvini Acquired Companies’ industry and the Nuvini Acquired Companies and the Nuvini Acquired Companies’ customers that use the Nuvini Acquired Companies’ data solutions and services are subject to federal, state, local and foreign privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. Laws and regulations governing data privacy, data protection and information security are constantly evolving and there has been an increasing focus on privacy and data protection issues with the potential to affect the Nuvini Group’s business. The nature of the Nuvini Acquired Companies’ businesses exposes the Nuvini Group to risks related to possible shortcomings in data protection and information security laws and regulations. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of the Nuvini Acquired Companies’ network by an unauthorized party, employee theft, misuse or error or otherwise, including the data protection of the Nuvini Acquired Companies’ customers, the end-consumers of the Nuvini Acquired Companies’ customers and employees or third parties, could harm the Nuvini Acquired Companies’ reputations, impair the Nuvini Acquired Companies’ ability to attract and retain their customers, or subject the Nuvini Group to claims or litigation arising from damages suffered by individuals.

Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais, or “LGPD”), came into force on September 18, 2020 to regulate the processing of personal data in Brazil. The LGPD applies to individuals or legal entities, either private or governmental entities, that process or collect personal data in Brazil and which processing activities aim at offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for, but not limited to, the collection, use, processing and storage of personal data and affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected and processed, whether in a digital or physical environment.

Since the entry into force of the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. The Nuvini Group has implemented changes to its policies and procedures designed to ensure compliance with the relevant requirements under the LGPD. Even so, as it is a recent law, the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the

“ANPD”) as regulatory agency may raise other relevant issues or provide new guidance that will require further action from Nuvini to remain fully compliant.

The penalties for violations of the LGPD include: (i) warnings imposing a deadline for the adoption of corrective measures; (ii) a fine of up to 2% of the Nuvini Group’s revenues, subject to the limit of R$50.0 million per violation; (iii) daily fines; (iv) mandatory disclosure of the violation after it has been investigated and confirmed; (v) the restriction of access to the personal data to which the violation relates up to a six-month period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repeated violation, temporary block and/or deletion of the related personal data and partial or complete prohibition of processing activities; and (vi) temporary or permanent prohibition against conducting activities related to data processing. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which The Nuvini Group operates could seriously harm its business, financial condition or results of operations. Under the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the ANPD, the data protection regulatory body, within two (2) business days as from the date the affected controller became aware of the incident. The notice to the ANPD must include: (i) a description of the nature of the personal data affected by the breach; (ii) the affected data subjects; (iii) the technical and security measures adopted; (iv) the risks related to the breach; (v) the reasons for any delays in reporting the breach, if applicable; and (vi) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish other obligations related to data protection that are not described above. In addition to the administrative sanctions, due to the noncompliance with the obligations established by the LGPD, the Nuvini Group can be held liable for individual or collective material damages and non-material damages caused to data subjects, including when caused by third parties that serve as processors of personal data on the Nuvini Acquired Companies’ behalf.

In addition to the civil liability, the imposition of the administrative sanctions of the LGPD does not prevent the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as Law No. 8,078/1990, or the Brazilian Code of Consumer Defense, and Law No. 12,965/2014, or the Brazilian Civil Rights Framework for the Internet. These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies. The Nuvini Group can also be held liable civilly for violation of these laws.

Similarly, many foreign countries and governmental bodies, including in countries in which the Nuvini Group currently operate, have laws and regulations concerning the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. For example, the European Union’s (“EU”) General Data Protection Regulation (EU) 2016/679 (“GDPR”), went into effect in May 2018, and has and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EEA by imposing stringent administrative requirements for controllers and processors of personal data of EEA data subjects, including, for example, data breach notification requirements, limitations on retention of information and rights for data subjects over their personal data. The GDPR also provides that EU member states may make their own further laws and regulations limiting the processing of personal data. Ensuring compliance with the GDPR is an ongoing commitment that involves substantial costs, and despite Nuvini’s efforts, data protection authorities or others(including individual data subjects) may assert that the Nuvini Group’s business practices fail to comply with the GDPR’s requirements. If the Nuvini Group’s operations are found to violate GDPR requirements, the Nuvini Group may incur substantial fines and other penalties, including bans on processing and transferring personal data, have to change the Nuvini Group’s business practices, and face reputational harm, any of which could have an adverse effect on the Nuvini Group’s businesses. In particular, serious breaches of the GDPR can result in administrative fines ranging from €10 million to €20 million or 2.0% or 4.0% of total worldwide annual revenue, whichever is higher. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects, which includes the possibility of data subject-led class action claims and injunctions.

In addition, recent legal developments in Europe have created compliance uncertainty regarding transfers of personal data from the EEA to the United States. In July 2020, the Court of Justice of the European Union, or

CJEU, invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal data from the EEA to the United States, and made clear that reliance on standard contractual clauses for the transfer of personal data outside of the EEA alone may not be sufficient in all circumstances, in which organizations may be required to take supplementary measures. Authorities in Switzerland have also issued guidance calling the Swiss-U.S. Privacy Shield Framework inadequate and raising similar questions about the standard contractual clauses. At present, there are few, if any, viable alternatives to the standard contractual clauses. If the Nuvini Group is unable to implement sufficient safeguards to ensure that the Nuvini Group’s transfers of personal data from the EEA are lawful, the Nuvini Group may face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EEA. Loss of the Nuvini Group’s ability to lawfully transfer personal data out of the EEA to these or any other jurisdictions may cause reluctance or refusal by current or prospective European customers to use the Nuvini Acquired Companies’ data solutions or services, and the Nuvini Group may be required to increase its data processing capabilities in the EEA at significant expense. Additionally, other countries outside of the EEA have passed or are considering passing laws requiring local data residency, which could increase the cost and complexity of delivering the Nuvini Acquired Companies’ services.

Further, the UK’s withdrawal from the EU and ongoing developments in the UK have created uncertainty regarding data protection regulation in the UK. As of January 1, 2021, the Nuvini Group is required to comply with the GDPR as well as the UK General Data Protection Regulation (“UK GDPR”), the implementation of which exposes the Nuvini Group to two parallel data protection regimes in Europe, whereby additional and separate fines under the UK GDPR range from £8.7 million to £17.5 million or 2.0% to 4.0% of total worldwide annual revenue, whichever is higher. However, going forward, there may be increasing scope for divergence in application, interpretation and enforcement of data protection laws as between the UK and the EEA, and the relationship between the UK and the EEA in relation to certain aspects of data protection law remains uncertain. In addition, while the UK data protection regime currently permits data transfers from the UK to the EEA and other third countries covered by a European Commission adequacy decision, and currently includes a framework to permit the continued use of standard contractual clauses and binding corporate rules for personal data transfers from the UK to third countries, this is subject to change in the future, and any such changes could have implications for the Nuvini Group’s transfer of personal data from the UK to the EEA and other third countries.

In the United States, California enacted the California Consumer Privacy Act (“CCPA”), which took effect in January 2020 and limits how the Nuvini Group may collect, use and process personal data of California residents. The CCPA establishes a privacy framework for covered companies such as the Nuvini Group’s by, among other things, creating an expanded definition of personal information, establishing data privacy rights for California residents and creating a potentially severe statutory damages framework and private rights of action for certain data breaches. Further, in November 2020, California voters approved the California Privacy Rights Act (the “CPRA”), which will amend and expand the CCPA. Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to their personal data, and by establishing a regulatory agency dedicated to implementing and enforcing the CCPA and CPRA. The effects of the CCPA and CPRA are potentially far-reaching, and may require the Nuvini Group to modify their data processing practices and policies and incur substantial compliance-related costs and expenses, and it remains unclear how various provisions will be interpreted and enforced. Certain other state laws in the United States, including the recently enacted Virginia Consumer Data Protection Act, impose similar privacy obligations and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others. The Nuvini Group also may be bound by contractual obligations relating to its collection, use and disclosure of personal, financial and other data.

While the Nuvini Group strives to comply with all applicable privacy, data protection and information security laws and regulations, as well as the Nuvini Group’s contractual obligations, posted privacy policies and applicable industry standards, such laws, regulations, obligations and standards continue to evolve and are becoming increasingly complex, and sometimes conflict among the various jurisdictions and countries in which the Nuvini Group operates, which makes compliance challenging and expensive. For example, the Nuvini Group continues to see jurisdictions imposing data localization laws, which require personal information or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit the Nuvini Group’s ability to expand into those markets or prohibit the Nuvini Acquired Companies from continuing to offer services in those markets without significant additional costs. In addition, any failure or perceived failure by the Nuvini Group, or any third parties with whom the Nuvini Group does business, to comply with laws, regulations, policies, industry standards or contractual or other legal obligations relating to privacy, data protection or information security may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business.

The Nuvini Group expects that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in Brazil and other jurisdictions and it cannot yet determine the impact such future laws, rules, regulations and standards may have on the Nuvini Group’s business. Moreover, existing Brazilian and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Additionally, the Nuvini Acquired Companies’ customers may be subject to differing privacy laws, rules and legislation, which may mean that they require the Nuvini Group to be bound by varying contractual requirements application to certain other jurisdictions. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, compliance with such new laws or to changes to existing laws may impact the Nuvini Group’s business and practices, require the Nuvini Group to expend significant resources to adapt to these changes or to stop offering the Nuvini Acquired Companies’ data solutions or services in certain countries. These developments could adversely affect the Nuvini Group’s business, results of operations and financial condition.

Changes in tax laws or differing interpretations of tax laws may adversely affect the Nuvini Group’s results of operations.

The Nuvini Group conducts business mainly in Brazil and files tax returns in multiple jurisdictions as a result of the Nuvini Group’s international operations. The Nuvini Group’s consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and tax treaties or the interpretation thereof; tax policy initiatives, tax reforms; the practices and understanding of tax authorities in jurisdictions in which the Nuvini Group operates; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or paid (in the specific context of withholding tax).

Furthermore, Brazilian governmental authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil, and also to simplify the overall domestic tax system. If these proposals are enacted they may harm the Nuvini Group’s profitability by increasing the Nuvini Group’s tax liabilities and costs with tax compliance, or otherwise affecting the Nuvini Group’s financial condition, results of operations and cash flows.

Tax rules in Brazil, particularly at the local level, can change sometimes at short notice given the dynamics allowed by the tax legislation system based on a combination of voting, sanction and veto powers from the many legislators. Recently, the Brazilian Supreme Court (“STF”) ruled that final favorable decisions held by taxpayers may be rendered void if the higher judicial court subsequently issues a conflicting ruling. This scenario may occur if the tax under analysis is collected on an “ongoing basis”, such as the Corporate Income Taxes that are due yearly. Taxes due under a “one-off” transaction, such as Tax on Inter-Vivos Property Transfers, are not subject to STF’s ruling.

If STF issues a ruling that voids a decision that was favorable to the Nuvini Group, taxes may be levied on the Nuvini Group retroactively, including interest and penalties.

Additionally, the Brazilian tax system is quite complex and requires substantial compliance costs, time and effort from companies operating in Brazil. Despite the fact that the Nuvini Group applies all the proper efforts to manage the Nuvini Group’s tax obligations, the Nuvini Group may not always be timely aware of all such changes that affect the Nuvini Group’s business and the Nuvini Group may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for the Nuvini Group.

A recent example involves the uncertainty as to the applicable taxes on the licensing and assignment of software rights in Brazil. Certain Brazilian state laws, including laws and decrees enacted by the State of São Paulo, required the payment of taxes on sales (Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações, or “ICMS”) in connection with these transactions, while municipalities also demanded the payment of taxes levied on the provision of services (Imposto sobre Serviço, or “ISS”). In February 2021, the Brazilian Supreme Court, so-called “STF”, decided that only ISS taxes are due on the licensing and assignment of software rights and that the legislation enacted by the State of São Paulo is unconstitutional. Despite the Nuvini Group’s consistent allegation of double taxation and existing case law in the Nuvini Group’s favor, the Nuvini Group may be party to tax claims filed by Brazilian municipalities due to the Nuvini Group’s non-collection of ISS prior to the Brazilian Supreme Court judgment.

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the collection of ISS applied to the rendering of part of the Nuvini Acquired Companies’ services. These changes created new obligations, as ISS will now be due in the municipality in which the acquirer of the Nuvini Acquired Companies’ services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835 (“ADI”), filed by taxpayers. The ADI challenges the constitutionality of Supplementary Law No. 157/16 before the Brazilian Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Brazilian Supreme Court granted an injunction to suspend the enforcement of Supplementary Law No. 157/16. In June 2020, the ADI was included in the judgment agenda of the Brazilian Supreme Court but, as of the date of this proxy statement/prospectus, a final decision on this matter is currently pending.

Another example is the benefit provided by Brazilian Law No. 11,196/05 (“Lei do Bem”), which currently grants tax benefits to companies that invest in research and development by reducing annual corporate income tax expenses, provided that some requirements are met. The Nuvini Group currently does not meet all the legal minimum requirements under Lei do Bem to take advantage of such tax benefit, but the Nuvini Group expects to able to rely on this benefit in the future. If the taxes applicable to the Nuvini Group’s business increase or any tax benefits are revoked and the Nuvini Group cannot alter its cost structure to pass the Nuvini Group’s tax increases on to the Nuvini Acquired Companies’ customers, Nuvini Group’s financial condition, results of operations and cash flows could be adversely affected.

Moreover, the Nuvini Group is subject to tax laws and regulations that may be interpreted differently by tax authorities and Nuvini. The application of indirect taxes, such as sales and use tax, value-added tax (“VAT”), provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses such as the Nuvini Group’s is complex and continues to evolve. The Nuvini Group is required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to the Nuvini Group’s business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to the Nuvini Group’s transactions, which could impose the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like the Nuvini Group’s. New taxes could also require the Nuvini Group to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on the Nuvini Group’s business and financial results.

The Brazilian federal government also recently announced and presented to Congress (i) the Bill of Law No. 3,887/2020, focused on several changes on the taxes currently levied on revenues; and (ii) the Bill of Law No. 2,337/2021, the so called “second phase” of the envisaged Brazilian Tax Reform Plan, focused on income taxation, which includes several topics such as the taxation of dividends (by the WHT at a 15% rate), adjustments in corporate taxation basis and rates of Brazilian entities, changes in the taxation of income and gains in connection with investments in the Brazilian capital markets, such as financial assets and investment funds, among others. While such legislation has not been enacted, and it is not possible to determine at this time, what changes to tax laws and regulations will come into effect (if any), any such change may have an adverse effect on Nuvini’s results and operations.

All holders are urged to carefully review the discussions under “Material Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Holding New Nuvini Ordinary Shares and New Nuvini Warrants after completion of the Merger” and “Risk Factors—Risks Related to U.S. Federal Income Taxation—The “inversion” rules could be applied in a manner that would result in New Nuvini being treated as a U.S. corporation for U.S. federal income tax purposes” for additional circumstances in which differing interpretations of tax laws and regulations may adversely affect the results of operations of New Nuvini and its Subsidiaries.

The Nuvini Group’s businesses, financial condition and results of operations may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on the Nuvini Group where it operates. In addition, the Nuvini Group may be subject to various legal proceedings which could adversely affect the Nuvini Group’s businesses, financial condition or results of operations.

Since the Nuvini Group plans to expand operations and the Nuvini Acquired Companies plan to provide services to customers in several jurisdictions, the Nuvini Group is and will be subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations and work visa policies. The Nuvini Group’s failure to comply with these regulations in the conduct of the Nuvini Group’s business could result in fines, penalties, criminal sanctions against the Nuvini Group or its officers, disgorgement of profits, prohibitions on doing business and adverse impact on the Nuvini Group’s reputation. The Nuvini Group’s failure to comply with these regulations in connection with the performance of the Nuvini Group’s obligations to its customers could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on the Nuvini Acquired Companies’ ability to process information and allegations by their customers that the Nuvini Acquired Companies have not performed their contractual obligations. Due to the varying degree of development of the legal systems of the countries in which the Nuvini Acquired Companies operate, local laws might be insufficient to defend the Nuvini Group or the Nuvini Acquired Companies and preserve their rights.

In particular, the Nuvini Group is also subject to risks relating to compliance with a variety of Brazilian national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. For example, the Nuvini Group currently does not comply with the legal minimum hiring quota for persons with disabilities in Brazil. Law 8,213 of 1991 provides that companies with more than 100 employees are required to fill 2% to 5% of their job positions with disabled employees; and/or employees who have passed through a medical rehabilitation. Therefore, the Nuvini Group may be subject to administrative penalties from the relevant labor authorities, as well as to further remedies that may be imposed by the Brazilian Labor prosecution officer. The administrative penalties issued by the Ministry of Economy may vary from R$2,656.61 to R$265,659.51 per person with disability that was not hired to fill out the quota. In the event of any investigation, the labor authority may (a) propose to the Nuvini Group the execution of a Commitment Agreement (Termo de Ajustamento de Conduta), which could provide for additional obligations and penalties (normally, fixed per person not hired to fill out the quota, which, in general, may vary from R$500 to R$2,000); and/or (b) file a public civil action seeking the payment of damages and enforcement of the Nuvini Group’s compliance with the legal quota requirements, subject to additional penalties.

In addition, the Nuvini Group is and may, from time to time, become subject to legal proceedings and claims, such as claims brought by the Nuvini Group’s customers in connection with commercial disputes, employment claims made by the Nuvini Group’s current or former employees, intellectual property claims, tax claims or securities class actions or other claims related to any volatility in the trading price of New Nuvini Ordinary Shares. The Nuvini Group may also, from time to time, be subject to litigation resulting from claims against it by third parties, including claims of breach of non-compete and confidentiality provisions of the Nuvini Group’s employees’ former employment agreements with such third parties. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm the Nuvini Group’s business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to the Nuvini Group (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against the Nuvini Group that is uninsured or underinsured could result in unanticipated costs, potentially harming the Nuvini Group’s business, financial position and results of operations. If the Nuvini Group is unsuccessful in the Nuvini Group’s defense in these legal proceedings, the Nuvini Group may be forced to pay damages or fines, enter into consent decrees or change the Nuvini Group’s business practices, any of which could adversely affect Nuvini Group’s business, financial condition or results of operations.

As the Nuvini Group expands into new industries and regions, the Nuvini Group will likely need to comply with new requirements to compete effectively. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for the Nuvini Acquired Companies’ data solutions and services, restrict the Nuvini Acquired Companies’ ability to offer data solutions and services in certain locations, impact the Nuvini Acquired Companies’ customers’ ability to deploy the Nuvini Acquired Companies’ data solutions or services in certain jurisdictions, or subject the Nuvini Group to sanctions by regulators, including national data protection regulators, all of which could harm the Nuvini Group’s business, financial condition and results of operations. Additionally, although the Nuvini Group endeavors to have the Nuvini Acquired Companies’ data solutions and services comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or the Nuvini Group’s internal practices. The Nuvini Acquired Companies’ failure to comply with applicable regulatory requirements could have a material adverse effect on the Nuvini Group’s business, financial condition, results of operations and prospects.

The Nuvini Group may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers (either individuals or legal entities). These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or “PROCONs”), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or “SENACON”). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or “TAC”). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered. To the extent consumers file such claims against the Nuvini Group or New Nuvini in the future, the Nuvini Group or New Nuvini may face reduced revenue due to refunds and fines for non-compliance that could negatively impact the Nuvini Group or New Nuvini’s results of operations.

The Nuvini Group is subject to anti-corruption, anti-bribery, anti-money laundering economic sanctions laws and regulations, trade compliance and similar laws, and non-compliance with such laws can subject the Nuvini Group to criminal or civil liability and harm the Nuvini Group’s business, financial condition and results of operations.

The Nuvini Group operates in jurisdictions that have a high risk of corruption. The Nuvini Group must comply with anti-corruption and anti-bribery laws and regulations imposed by governments with jurisdiction over its operations, which may include the Brazilian Federal Law No. 12,846/2013 (the “Brazilian Anti-Corruption Law”), the Brazilian Federal Law No. 9,613/1998, as amended (the “Brazilian Anti-Money Laundering Law”), the Brazilian Federal Law No. 8,429/1992, as amended (the “Brazilian Administrative Improbity Law”) and the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), among others. Where they apply, the Brazilian Anti-Corruption Law and the FCPA prohibit the Nuvini Group and its directors, officers, employees, intermediaries, agents and other third parties acting on its behalf from corruptly authorizing, promising, offering or providing, directly or indirectly, undue advantages, improper or prohibited payments or anything else of value, to government officials and other persons related to government officials to obtain or retain business or gain some other business or any undue advantage, and impose liability against companies who engage in bribery of government officials, either directly or through intermediaries.

The Nuvini Group must also conduct its business in compliance with applicable economic and trade sanctions and export control laws and regulations, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant authorities. Such laws and regulations prohibit or restrict certain operations, investment decisions, and sales activities, including dealings with certain countries or territories, and with certain governments and designated persons. The Nuvini Group’s operations expose us to the risk of violating, or being accused of violating, these laws and regulations. In addition, our employees, representatives, or other third parties acting on our behalf may engage in conduct for which the Nuvini Group might be held responsible.

While the Nuvini Group has policies and procedures to address compliance with such laws, there is a risk that the Nuvini Group’s directors, officers, employees, intermediaries, agents and other third parties acting on its behalf will take actions, or be accused of taking action, in violation of the Nuvini Group’s policies and applicable law, for which the Nuvini Group may be ultimately held responsible. In recent years, authorities across various jurisdictions, including Brazil and the United States, have increasingly focused on enforcing anti-corruption laws and economic sanctions and trade compliance laws. As the Nuvini Group expands internationally, the Nuvini Group’s risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws, anti-bribery, anti-money laundering or economic sanctions and trade compliance laws can require a significant diversion of time, resources and attention from senior management. In addition, non-compliance with anti-corruption, anti-bribery, anti-money laundering laws or economic sanctions and trade compliance laws could subject the Nuvini Group to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, forfeiture of significant assets, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas are served or investigations are launched, or governmental or other sanctions are imposed, or if the Nuvini Group does not prevail in any possible civil or criminal proceeding, the Nuvini Group’s businesses, financial condition and results of operations could be harmed.

Moreover, regulators may increase enforcement of these obligations, which may require the Nuvini Group to adjust Nuvini Group’s compliance and anti-money laundering programs, including the procedures the Nuvini Acquired Companies use to verify the identity of Nuvini Acquired Companies’ customers and to monitor Nuvini Acquired Companies’ transactions and transactions made through Nuvini Acquired Companies’ proprietary data platforms. Regulators regularly reexamine the transaction volume thresholds at which the Nuvini Acquired Companies must obtain and keep applicable records, verify identities of customers and report any change in such thresholds to the applicable regulatory authorities, which could result in increased costs in order to comply with these legal and regulatory requirements. Costs associated with fines or enforcement actions, changes in compliance requirements or limitations on Nuvini Group’s ability to grow could harm Nuvini Group’s businesses, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned data solutions and services improvements, make it more difficult for new customers to join Nuvini Group’s network and reduce the attractiveness of Nuvini Group’s data solutions and services.

The Nuvini Group may be held liable for the labor, tax social security and other obligations of third parties.

The Nuvini Group outsources certain ancillary activities that support its businesses, including recruiters to attract talent and maintenance personnel. The Nuvini Group does not provide benefits to these outsourced workers. According to Brazilian legislation, if the Nuvini Group’s outsourced service providers fail to comply with their obligations under labor, social security, tax and/or environmental laws, the Nuvini Group may be held jointly and severally or secondarily liable for any non-compliance, resulting in fines or other penalties, which may adversely affect the Nuvini Group. In addition, if it is judicially determined that these outsourced workers effectively served in the capacity of employees despite being considered outsourced workers by the Nuvini Acquired Companies, the Nuvini Group can be liable for payment of unpaid benefits and social security. The Nuvini Group may also be liable for bodily injury or death at the Nuvini Group’s offices and Nuvini’s data laboratory of the employees of third parties who provide services to the Nuvini Group, which may adversely affect the Nuvini Group’s reputation as well as the Nuvini Group’s business. Moreover, any environmental damage and/or damage to third parties caused by service providers when undergoing work engaged by the Nuvini Group may expose the Nuvini Group to joint and several liability or secondary for redress and/or damages for harm caused.

Financial, Tax and Accounting-Related Risks

Fixed-price contracts may affect the Nuvini Group’s profits.

Some of the Nuvini Acquired Companies’ contracts are structured on a fixed-price basis, which can lead to various risks, including:

•	The failure to accurately estimate the resources and time required for an engagement;

•	The failure to effectively manage the Nuvini Acquired Companies’ clients’ expectations regarding the scope of services delivered for a fixed fee; and

•	The failure to timely and satisfactorily complete fixed-price engagements within budget.

If the Nuvini Acquired Companies do not adequately assess and manage these and other risks, the Nuvini Group may be subject to cost overruns and penalties, which may harm the Nuvini Group’s financial performance.

Increases in investment in research and development could decrease overall margins.

An important element of the Nuvini Group’s corporate strategy is to continue to dedicate a significant amount of resources to research and development and related product and service opportunities both through internal investments and the acquisition of intellectual property from companies that Nuvini S.A. has acquired. The Nuvini Group believes that it must continue to dedicate a significant amount of resources to research and development efforts to maintain the Nuvini Group’s competitive position, and research and development expenses could adversely affect its operating margins.

Nuvini S.A. has identified material weaknesses in its internal control over financial reporting and, if Nuvini S.A. fails to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, Nuvini S.A. may be unable to accurately report its results of operations, meet its reporting obligations and/or prevent fraud.

Nuvini S.A. has been a private company with limited accounting resources and processes necessary to address Nuvini S.A.’s internal control over financial reporting and procedures. Nuvini S.A.’s management has not yet completed an assessment of the effectiveness of Nuvini S.A.’s internal controls over financial reporting and Nuvini S.A.’s independent registered public accounting firm has not conducted an audit of Nuvini S.A.’s internal control over financial reporting. In connection with the audit of Nuvini S.A.’s consolidated financial statements for the years ended December 31, 2021, a number of material weaknesses in Nuvini S.A.’s internal control over financial reporting as of December 31, 2021 were identified. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to:

•

inability to implement a system of internal control over financial reporting considering the following components: (i) implementing a structure and establishing standards and processes to provide a basis for carrying out internal control activities across the organization; (ii) a risk assessment process for identifying and assessing risks for the achievement of financial reporting objectives; (iii) formal structure and controls related to “segregation of duties” around the critical elements of our financial reporting processes, including revenue recognition, impairment testing, and significant or unusual transactions (among others); and (iv) monitoring process and oversight on

•

insufficient accounting resources and processes necessary to comply with IFRS and SEC reporting requirements, specifically:(i) ineffective design, implementation and operation of controls within the financial reporting process relating to preparation and review of the financial statements, including the technical application of IFRS and SEC reporting; (ii) ineffective design, implementation and operation of controls within the financial reporting process, including the lack of sufficient accounting policies and procedures for the maintenance of accurate accounting records, and especially those related to the accounting for complex transactions; (iii) lack of sufficient knowledge, experience and training of finance and accounting personnel with respect to accounting and financial reporting requirements; and (iv) inadequate governance structure, including the lack of appropriate oversight of accounting and financial reporting matters; and

•

Ineffective information technology (“IT”) general controls for information systems that are relevant to the preparation of the consolidated financial statements, including (i) insufficient policies and procedures over granting, reviewing, and revoking user access to IT applications and IT databases, and over change management; and (ii) governance and structure to manage and control access to in-scope application systems and changes to programs.

Each of the material weaknesses described above could result in a misstatement of one or more account balances or disclosures in our future annual consolidated financial statements that would not be prevented or detected on a timely basis.

Nuvini S.A.is in the process of taking necessary actions to design and implement formal accounting policies, procedures and controls, as well establishing a control matrix required to remediate these material weaknesses. This includes hiring additional finance and accounting personnel with the requisite experience and knowledge, additional levels of review by IFRS experienced personnel, and training for staff. It also includes designing Nuvini S.A.’s financial control environment, including the establishment of controls to account for and disclose complex transactions. However, Nuvini cannot assure you that Nuvini S.A.’s efforts will be effective or prevent any future material weakness in Nuvini S.A.’s internal control over financial reporting.

Following the Business Combination, New Nuvini will be a public company in the United States subject to the Sarbanes-Oxley Act. For more information, see “New Nuvini may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated.”

During the course of remediating these material weaknesses and satisfying the requirements of Section 404 of the Sarbanes-Oxley Act, Nuvini S.A. or New Nuvini may identify additional material weaknesses and other deficiencies in its internal control over financial reporting and there can be no assurance that any additional material weaknesses or restatement of financial results will not arise in the future due to a failure to implement and maintain adequate controls over financial reporting. In addition, if New Nuvini fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, New Nuvini may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If New Nuvini fails to maintain an effective internal control over financial reporting, New Nuvini could suffer material misstatements in Nuvini S.A.’s financial statements, fail to meet New Nuvini’s reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in New Nuvini’s reported financial information. This could, in turn, limit New Nuvini’s access to capital markets and harm its results of operations and lead to a decline in the trading price of New Nuvini Ordinary Shares. New Nuvini may be unable to timely complete its evaluation testing and any required remediation.

In addition, these new obligations will also require substantial attention from New Nuvini’s senior management and could divert their attention away from the day-to-day management of New Nuvini. These cost increases and the diversion of management’s attention could materially and adversely affect New Nuvini’s businesses, financial condition and operating results.

Because Nuvini S.A. recognizes revenue from the Nuvini Group’s proprietary SaaS businesses over the monthly term of each contract, downturns or upturns in new sales and renewals will not be immediately reflected in Nuvini S.A.’s results of operations.

Since Nuvini S.A.’s establishment, all of its revenues have derived from the Nuvini Group’s proprietary SaaS businesses. The Nuvini Acquired Companies’ customer contracts typically have a monthly term and Nuvini S.A. recognizes revenue from the Nuvini Group’s proprietary SaaS businesses ratably over the term of each contract. As a result, part of the revenue Nuvini S.A. reports in each quarter is derived from the recognition of deferred revenue relating to contracts entered into during previous quarters. Consequently, a future decline in new or renewed contracts, or a reduction in expansion rates, in any single quarter could have only a small impact on Nuvini S.A.’s revenue results during that quarter or subsequent period. Such a decline or deceleration, however, will negatively affect Nuvini S.A.’s revenue or revenue growth rates in future quarters and, in the aggregate, may cause a material adverse effect on the Nuvini Group’s businesses, financial condition and results of operations.

The Nuvini Group expects fluctuations in its results of operations, making it difficult to project future results, and if Nuvini fails to meet the expectations of securities analysts or investors with respect to the Nuvini Group’s results of operations, the market prices of New Nuvini Ordinary Shares and New Nuvini Warrants could decline.

The Nuvini Group’s results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of the Nuvini Group’s control. As a result, the Nuvini Group’s past results may not be indicative of the Nuvini Group’s future performance. In addition to the other risks described herein, factors that may affect the Nuvini Group’s results of operations include the following:

•	fluctuations in demand for or pricing of the Nuvini Acquired Companies’ solutions;

•	the Nuvini Acquired Companies’ ability to attract new customers;

•	the Nuvini Acquired Companies’ ability to retain existing customers;

•	customer expansion rates;

•	seasonality;

•	investments in new features and functionality;

•	fluctuations in customer consumption resulting from New Nuvini’s introduction of new features or capabilities to the Nuvini Acquired Companies’ systems that may impact customer consumption;

•	the timing of the Nuvini Acquired Companies’ customers’ purchases;

•	the speed with which customers are able to migrate data onto the Nuvini Acquired Companies’ proprietary data platforms after purchasing capacity;

•	fluctuations or delays in purchasing decisions in anticipation of new solutions or enhancements by New Nuvini or its competitors;

•	changes in customers’ budgets, the timing of their budget cycles and purchasing decisions;

•	the Nuvini Group’s ability to control costs, including its operating expenses;

•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses;

•	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

•	the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

•	the effects and timing of acquisitions;

•

general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which the Nuvini Acquired Companies’ customers and partners participate;

•	fluctuations in currency exchange rates and changes in the proportion of the Nuvini Group’s revenue and expenses denominated in foreign currencies;

•	health epidemics or pandemics, such as the COVID-19 pandemic;

•

the failure of financial institutions, such as the inadequate liquidity position and insolvency of Silicon Valley Bank, or SVB, and the subsequent appointment of the Federal Deposit Insurance Corporation as receiver;

•	the impact or timing of the Nuvini Group’s adoption of new accounting pronouncements;

•	changes in regulatory or legal environments that may cause the Nuvini Group to incur, among other things, expenses associated with compliance;

•

the overall tax rate for the Nuvini Group’s business, which may be affected by the mix of income the Nuvini Group earns in Brazil and in jurisdictions with different tax rates, the effects of stock-based compensation and the effects of changes in the Nuvini Group’s business;

•

the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

•	fluctuations in the market values of the Nuvini Group’s portfolio and in interest rates;

•	changes in the competitive dynamics of the Nuvini Acquired Companies’ markets, including consolidation among competitors or customers; and

•	significant security breaches of, technical difficulties with or interruptions to, the delivery and use of the Nuvini Group’s solutions.

Any of these and other factors, or the cumulative effect of some of these factors, may cause the Nuvini Group’s results of operations to vary significantly. If the Nuvini Group’s quarterly results of operations fall below the expectations of investors and securities analysts who follow the Nuvini Group’s stock, the price of the New Nuvini Ordinary Shares could decline substantially, and the Nuvini Group could face costly lawsuits, including securities class actions.

Nuvini S.A.’s payment obligations under Nuvini S.A.’s indebtedness may limit the funds available to the Nuvini Group and may restrict the Nuvini Group’s flexibility in operating its businesses.

Nuvini S.A. has increasing fixed financial costs in connection with its indebtedness and has incurred an increasing amount of debt in recent years to support Nuvini S.A.’s acquisitions. As of December 31, 2021, Nuvini S.A. had an aggregate principal amount of R$8.3 million of total outstanding loans and financing and R$10.9 million in cash and cash equivalents. As of December 31, 2022, Nuvini S.A. had an aggregate principal amount of R$                 of total outstanding loans and financing and R$                 in cash and cash equivalents.

Overall, a large portion of the indebtedness is comprised of deferred and contingent consideration due as a result of Nuvini S.A.’s acquisitions, of which the value of certain contingent consideration payments is driven by the future performance of the respective acquired company. As of December 31, 2021 and 2022, the total deferred and contingent consideration on acquisitions outstanding was R$291.3 million and R$                , respectively. The total loans and financing in 2021 includes (i) Debentures issued on May 14, 2021 in the amount of R$61.0 million, accruing interest at a rate per year equal to CDI plus 10.6%, (ii) loans and financing in the amount of R$5.2 million accruing interest at a rate per year equal to CDI plus 5.80%, (iii) loans and financing totaling R$3.1 million accruing interest at a weighted average rate of 13.53%, and (iv) a loan agreement with Aury Ronan Francisco, former Chief Financial Officer, in the amount of R$3.7 million. On September 29, 2021, Nuvini S.A. paid R$3.0 million of the principal amount, with the remaining balance of R$700 thousand payable within six months. Interest was calculated by the CDI Rate plus 3% per annum. An additional intercompany loan was received in two installments granted on August 23, 2021 in the amount of R$6.0 million and on August 31, 2021 in the amount of R$3.0 million, with both installments payable within 6 months. In 2022, Nuvini S.A. executed five loan agreements. The first agreement was entered into on December 15, 2022, between Nuvini S.A. and Pierre Schurmann, in the principal amount of R$3.2 million with an interest rate of 10% per annum and 100% of CDI, with a 16 month maturity. Pursuant to the terms of this agreement, Schurmann is also entitled to a premium in the equivalent of 200% of the principal loan amount, payable in shares of New Nuvini Ordinary Shares upon Closing. On December 2022, all amounts payable under these loans, except for the first agreement, amounting to R$16.8 million were converted into subscription right. For more information related to the subscription rights, see “Note 17 - Equity” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus. In October and November, 2022, Nuvini S.A. also entered into four additional loan agreements with investors in the principal amount of R$4.8 million, with interest rates of 10% per annum and 100% of CDI, with a 16 month maturity. Pursuant to the terms of these agreements, these investors will also be entitled to a premium in the equivalent of 15% of the principal loan amount, payable in New Nuvini Ordinary Shares upon Closing.

In December 2022, all amounts payable under these loans, amounting to R$16.8 million were converted into subscription rights. For more information related to the subscription rights, see “Note 17 - Equity” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus. In October and November, 2022, Nuvini S.A. also entered into four additional loan agreements with investors in the principal amount of R$4.8 million, with interest rates of 10% per annum and 100% of CDI, with a 16 month maturity. Pursuant to the terms of these agreements, these investors will also be entitled to a premium in the equivalent of 15% of the principal loan amount, payable in New Nuvini Ordinary Shares upon Closing. In addition, Nuvini S.A. entered into a loan agreement with Aury Ronan Francisco, former Chief Financial Officer, in the amount of

R$3.7 million. On September 29, 2021, Nuvini S.A. paid R$3.0 million of the principal amount, with the remaining balance of R$700 thousand payable within six months. Interest was calculated by the CDI Rate plus 3% per annum. Nuvini S.A. also entered into five intercompany loans with Effecti, Datahub and Ipe, totaling R$2.7 million, without no interest rate attached. Lastly, Nuvini S.A. entered into an intercompany loan with Onclick for R$2.9 million, accruing interest at a rate per year equal to 3% plus monetary correction.

Nuvini S.A. also entered into a separate agreement that provides for the payment of additional amounts to Debenture Holders outstanding in the event of certain liquidity events, as defined, or the early redemption of the debentures by Nuvini S.A. in whole or in part prior to maturity the “Exposure Premium.” The Exposure Premium due to Debenture Holders under a qualifying liquidity event, determined pursuant to the terms of the Debenture Agreement, is calculated as 5% of the total equity value of all the shares of Nuvini S.A. on the date of the liquidity event, applied pro-rata based on the total Debentures initially acquired by the Debenture Holders in proportion to every 250,000 Debentures authorized for issuance. As only 58,000 of 250,000 Debentures were issued to the Debenture Holders, the total exposure is 1.16% of total equity value of all the shares of Nuvini S.A. on the date of liquidity event, limited to the applicable percentage cap of the value of the Debentures outstanding. This agreement represents a free-standing derivative accounted for as a financial liability based on its fair value. As of December 31, 2021, the fair value of the Exposure Premium was R$745 thousand and the fair value adjustment recorded in the provision for Debentures as a non-current liability with the change in fair value of the derivative recorded in profit or loss. As of December 31, 2022, the fair value of the Exposure Premium is R$                .

Nuvini S.A. may be required to use a portion of its cash flows from operations to pay interest and principal on Nuvini S.A.’s indebtedness. Such payments will reduce the funds available to the Nuvini Group for working capital, capital expenditures and other corporate purposes and limit Nuvini S.A.’s ability to obtain additional financing (or to obtain such financing on acceptable terms) for working capital, capital expenditures, expansion plans and other investments, which may in turn limit the Nuvini Group’s ability to implement its business strategy, heighten its vulnerability to downturns in the Nuvini Group’s businesses, its industry or in the general economy, limit the Nuvini Group’s flexibility in planning for, or reacting to, changes in its businesses and the industry and prevent the Nuvini Group from taking advantage of business opportunities as they arise. A high level of leverage may also have significant negative effects on the Nuvini Group’s future operations by increasing the possibility of an event of default under the financial and operating covenants contained in Nuvini S.A.’s debt instruments.

In addition, Nuvini S.A. is exposed to interest rate risk related to some of Nuvini S.A.’s indebtedness. For additional information, see “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financing and Debentures.”

If the Nuvini Group is unable to generate sufficient cash flow from operations to service Nuvini S.A.’s debt, Nuvini S.A. may be required to refinance all or a portion of Nuvini S.A.’s existing debt or obtain additional financing. The Nuvini Group cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Nuvini S.A.’s inability to obtain such refinancing or financing may have a material adverse effect on the Nuvini Group’s businesses, financial condition, ratings and results of operations.

Nuvini S.A.’s existing loan agreements contain restrictive covenants, exposure premiums and events of default that impose significant operating and financial restrictions on Nuvini S.A., and Nuvini S.A. is currently not in compliance with certain financial covenants included in Nuvini S.A.’s loan agreements.

Under the terms of the Debenture Agreement, Nuvini S.A. is subject to restrictive and affirmative covenants including restrictions on Nuvini S.A.’s change of control, the change of Nuvini S.A.’s ownership structure and corporate reorganization, limitations on certain consolidations, mergers and sales of assets, restrictions on the payment of dividends and financial covenants. Some of these financial covenants comprise (i) Gross Debt/EBITDA Pro Forma indicator, less than or equal to (a) 4.0x (four times), being the calculation based on the fiscal year ending December 31, 2021; (b) 3.5x (three times) to be verified based on the annual and consolidated financial statements of the consolidated financial statements of Nuvini S.A., as calculated on the fiscal year ended December 31, 2022; and (c) 3.0x (three times) to be verified based on the annual and consolidated financial statements of Nuvini S.A., with the first determination based on the fiscal year ending December 31, 2023 onwards; (ii) Pro Forma EBITDA Margin in relation to Net Revenue equal to or greater than 20% (twenty percent); and (iii) Debt Service Coverage Ratio (“DSCI”) greater than or equal to 4.0x (four times) until the expiration date, given that the DSCI is the sum of “cash and cash equivalents” and “cash flow from operational activities.” Further, due to the Debenture Holder’s risk related to Nuvini S.A.’s Debentures, in addition to the fixed payments described above, Nuvini S.A. is also required to pay an Exposure Premium to the Debenture Holder, in proportion to the amount of Debentures initially acquired during the Debenture First Issue, upon the occurrence of a liquidity event or early redemption of the Debentures. Liquidity events are defined as the sale, exchange or alteration of the capital structure of Nuvini S.A. such as reorganization or the public sale of shares equivalent to at least 10% of the total capital stock of Nuvini S.A.

On December 31, 2021, Nuvini S.A. did not demonstrate the ability to meet any of the three covenants established and kept the balance of Debentures in current liabilities, however, Nuvini S.A. requested from the Debenture Holders a waiver valid for the next 12 months, which was granted and formalized in a Debenture Holders general meeting (“DHGM”) dated March 30, 2022, prior to the issuance Nuvini S.A.’s consolidated financial statements for the year ended December 31, 2021 included elsewhere in this proxy statement/prospectus. At the same DHGM, the Debenture Holders agreed to change the covenant of Gross Debt / Pro Forma EBITDA Pro Forma to 7.2x, the covenant of EBITDA Margin Pro Forma in relation to net revenue to equal or higher than 7.1% and maintain the ICSD covenant at 4.0x for the fiscal year of 2022. On December 31, 2022, Nuvini S.A. did not meet the Debt Service Coverage Index for the 2022 fiscal year and requested an additional waiver for the 2022 fiscal year that was approved and granted at a DHGM dated February 9,2023.

If Nuvini S.A. fails to comply with the covenants under any of Nuvini S.A.’s indebtedness in the future or otherwise receive waivers, Nuvini S.A. may be in default under the documents governing such indebtedness, which may entitle the lenders thereunder to accelerate their debt obligations. A default under any of Nuvini S.A.’s indebtedness could result in cross-defaults under Nuvini S.A.’s other indebtedness, which in turn could result in the acceleration of Nuvini S.A.’s other indebtedness that would have an adverse effect on Nuvini S.A.’s cash flows and liquidity. For a description of certain terms of Nuvini S.A.’s material financings, including Nuvini S.A.’s financial covenants, see “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financing and Debenture.”

In the future, in order to avoid defaulting on Nuvini S.A.’s indebtedness, Nuvini S.A. may be required to take actions such as reducing or delaying capital expenditures, reducing or eliminating dividends or share repurchases, selling assets, restructuring or refinancing all or part of Nuvini S.A.’s existing debt or seeking additional equity capital, any of which may not be available on terms that are favorable to the Nuvini Group or to Nuvini’s shareholders, if at all. Complying with the covenants in Nuvini S.A.’s many financing agreements may cause it to take actions that make it more difficult to execute the Nuvini Group’s business strategy successfully and the Nuvini Group may face competition from companies not subject to such restrictions. As a result of acquisitions, Nuvini S.A. records the fair value of earn outs, which are categorized as level 3 financial liabilities. For more information, see “—Nuvini S.A.’s payment obligations under Nuvini S.A.’s indebtedness may limit the funds available to the Nuvini Group and may restrict the Nuvini Group’s flexibility in operating its businesses.”

We have not complied, and may not in the future, be able to comply with the financial covenants contained in our Debenture Agreement, which have resulted, and may result, in events of default.

Under the terms of Nuvini S.A.’s Debenture Agreement, it is required to comply with is subject to restrictive and affirmative covenants, including restrictions on Nuvini S.A.’s change of control, the change of Nuvini S.A.’s ownership structure and corporate reorganization, limitations on certain consolidations, mergers and sales of assets, restrictions on the payment of dividends and financial covenants. Our ability to meet these ratios and covenants can be affected by events beyond our control. We have not always met these ratios and covenants in the past and have had to obtain waivers and consents from Debenture Holders to adjust the ratios and covenants so that we could remain in compliance. See “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Loan Covenant Waiver” for further information.

We may not meet these ratios and covenants in the future. A failure by us to comply with the ratios or covenants contained in our Debenture Agreement, could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default under the terms of our Debenture Agreement, including the occurrence of a material adverse change, the Debenture Holders could elect to declare any amounts outstanding to be due and payable and exercise other remedies.

There are risks for which the Nuvini Group’s insurance policies may not adequately cover or for which the Nuvini Group has no insurance coverage. Insufficient insurance coverage or the materialization of such uninsured risks could adversely affect the Nuvini Group.

Nuvini Group’s insurance policies may not adequately cover all risks to which the Nuvini Group is exposed, and the Nuvini Group is subject to risks for which it is uninsured, such as breaches of the security of its systems by hackers, war, acts of God, including hurricanes and other force majeure events. In addition, the Nuvini Group cannot guarantee that it will be able to maintain its insurance policies in the future or that the Nuvini Group will be able to renew them at reasonable prices or on acceptable terms, which may adversely affect the Nuvini Group’s business. The occurrence of a significant loss that is not insured or compensable, or that is only partially insured or compensable, may require Nuvini to commit significant cash resources to cover such losses, which may have an adverse effect on the Nuvini Group’s business and results of operations.

The Nuvini Acquired Companies agree to indemnify customers and other third parties, which exposes the Nuvini Group to substantial potential liability.

The Nuvini Acquired Companies’ contracts with customers, investors and other third parties may include indemnification provisions under which the Nuvini Acquired Companies agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation or other violation of intellectual property rights, data protection violations, breaches of representations and warranties, damage to property or persons or other liabilities arising from the Nuvini Acquired Companies’ data solutions or services or such contracts. Although the Nuvini Group attempts to limit the Nuvini Group’s indemnity obligations, the Nuvini Group may not be successful in doing so, and an event triggering the Nuvini Group’s indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. There is no assurance that the Nuvini Group’s applicable insurance coverage, if any, would cover, in whole or in part, any such indemnity obligations. The Nuvini Group may be liable for up to the full amount of the indemnified claims, which could result in substantial liability or material disruption to the Nuvini Group’s businesses or could negatively impact the Nuvini Acquired Companies’ relationships with customers or other third parties, reduce demand for the Nuvini Acquired Companies’ data solutions and services, and adversely affect Nuvini Group’s business, financial condition and results of operations.

Unfavorable conditions in the Nuvini Group’s industry or the global economy could limit the Nuvini Group’s ability to grow the Nuvini Group’s businesses and negatively affect Nuvini’s results of operations.

Nuvini’s results of operations may vary based on the impact of changes in the Nuvini Group’s industries or the global economy on the Nuvini Group or the Nuvini Acquired Companies’ customers and potential customers. Negative conditions in the general economy both in Brazil and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market volatility and disruptions (including, for example, SVB entering receivership), international trade relations, pandemic (such as the COVID-19 pandemic), political turmoil, natural catastrophes, warfare and terrorist attacks, could cause a decrease in business investments, including spending on data solutions, and negatively affect the growth of the Nuvini Group’s businesses. Competitors, many of whom are larger and have greater financial resources than the Nuvini Group does, may respond to challenging market conditions by lowering prices in an attempt to attract the Nuvini Group’s customers. the Nuvini Group cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.

Risks for New Nuvini’s Stockholders Related to the Business Combination

The holders of Mercato Class A Common Stock, other than the Sponsor and its affiliates, who elect to have their shares redeemed may nevertheless keep their Mercato Warrants, which will result in additional dilution to non-redeeming stockholders upon the exercise of such warrants.

The redemption of shares by holders of Mercato Class A Common Stock does not require that such holders also redeem Mercato Warrants they hold. As a result, such holders may retain the option value embedded in such Mercato Warrants once assumed as New Nuvini Warrants even if they do not retain the risk of holding New Nuvini Ordinary Shares. Exercises of such New Nuvini Warrants will result in dilution to shareholders of New Nuvini even though New Nuvini did not receive the benefit of the Trust Account funds associated with the corresponding Mercato Class A Common Stock. Assuming, as discussed under “Unaudited Pro Forma Condensed Combined Financial Information—Basis of Pro Forma Presentation,” that            shares of Mercato Class A Common Stock are redeemed for their pro rata share of the cash in the Trust Account (assuming the maximum amount that can be redeemed while also satisfying the Minimum Cash Condition), the Mercato Warrants held by persons whose shares were redeemed (assuming the holder of such share also held one-half of a Public Warrant) would have had an aggregate market value of approximately $                based on the closing price of the Public Warrants of $                on Nasdaq on                , 2023.

In the event that a significant number of shares of Mercato Class A Common Stock are redeemed, Mercato Common Stock (or New Nuvini Ordinary Shares following the Business Combination) may become less liquid.

Mercato has experienced high redemptions of Mercato Class A Common Stock in the past. On February 3, 2023, in connection with the extension meeting, Public Stockholders elected to redeem 18,699,637 shares of Mercato Class A Common Stock (or approximately 81% of the Public Shares). If a significant number of additional shares of Mercato Class A Common Stock are redeemed in connection with the Business Combination, Mercato may be left with a significantly smaller number of outstanding shares. As a result, trading in New Nuvini Ordinary Shares following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected. Nasdaq may delist Mercato Class A Common Stock on its exchange or New Nuvini Ordinary Shares may not be approved for listing on Nasdaq or any other national securities exchange, which could limit investors’ ability to make transactions in Mercato’s securities and subject Mercato to additional trading restrictions.

Risks for Mercato’s Stockholders Related to Mercato, the Business Combination and the Mercato Stockholder Redemption

Mercato will require Public Stockholders who wish to redeem their Mercato Class A Common Stock in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Mercato will require Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to the Transfer Agent prior to the expiration date set forth in the tender offer documents mailed to such holders, or in the event Mercato distributes proxy materials, up to two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the Transfer Agent electronically using DTC’s Deposit/Withdrawal At Custodian System (“DWAC System”), at the holder’s option. In order to obtain a physical stock certificate, a shareholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is Mercato’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the Transfer Agent. However, because Mercato does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. While Mercato has been advised that it takes a short time to deliver shares through the DWAC System, this may not be the case. Under the Mercato Bylaws, Mercato is required to provide at least five days advance notice of any shareholder meeting, which would be the minimum amount of time a Mercato stockholder would have to determine whether to exercise redemption rights. Accordingly, if it takes longer than Mercato anticipates for Mercato stockholders to deliver their shares, Mercato stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Public Shares. In the event that a Mercato stockholder fails to comply with the various procedures that must be complied with in order to validly tender or redeem Public Shares, its shares may not be redeemed.

Additionally, despite Mercato’s compliance with the proxy rules, Mercato stockholders may not become aware of the opportunity to redeem their Public Shares.

If a Public Stockholder fails to receive notice of Mercato’s offer to redeem its Mercato Class A Common Stock in connection with the Business Combination, or fails to comply with the procedures for tendering its shares of Mercato Class A Common Stock, such shares may not be redeemed.

Mercato will comply with the tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with the initial business combination. Despite Mercato’s compliance with these rules, if a Public Stockholder fails to receive Mercato’s tender offer or proxy materials, as applicable, such Public Stockholder may not become aware of the opportunity to redeem its shares. In addition, the tender offer documents or proxy materials, as applicable, that Mercato will furnish to holders of Public Shares in connection with the initial business combination will describe the various procedures that must be complied with in order to validly tender or redeem Public Shares. For example, Mercato may require Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to the Transfer Agent prior to the date set forth in the tender offer documents mailed to such holders, or up to two business days prior to the vote on the proposal to approve the Business Combination in the event Mercato distributes proxy materials, or to deliver their Public Shares to the Transfer Agent electronically. In the event that a Public Stockholder fails to comply with these or any other procedures, its Public Shares may not be redeemed.

Mercato does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Mercato to complete the Business Combination even if a substantial majority of Mercato stockholders do not agree.

The Mercato Certificate of Incorporation does not provide a specified maximum redemption threshold, except that Mercato will only redeem its Public Shares so long as (after such redemption) Mercato’s net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of its initial business combination (so that Mercato does not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination. As a result, Mercato may be able to complete the Business Combination even if a substantial majority of Public Stockholders do not agree with the Business Combination and have redeemed their shares. In the event the aggregate cash consideration Mercato would be required to pay for all Mercato Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to Mercato, Mercato will not complete the Business Combination or redeem any shares, all Mercato Class A Common Stock submitted for redemption will be returned to the holders thereof, and Mercato instead may search for an alternate business combination.

If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the Mercato Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of the Mercato Class A Common Stock.

The Mercato Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the Mercato IPO (the “Excess Shares”) without Mercato’s prior written consent. However, the Mercato Certificate of Incorporation does not restrict Mercato stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. The inability of a Mercato stockholder to redeem the Excess Shares will reduce its influence over Mercato’s ability to complete the Business Combination and such stockholder could suffer a material loss on its investment in Mercato if it sells such Excess Shares in open market transactions. Additionally, a Mercato stockholder will not receive redemption distributions with respect to the Excess Shares if Mercato completes the Business Combination. And as a result, such Mercato stockholder will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell its Public Shares in open market transactions, potentially at a loss.

The Sponsor, Mercato’s directors, officers, advisors or their affiliates may enter into certain transactions, including purchasing Public Shares or Public Warrants from the public, which may influence the outcome of the Business Combination and reduce the public “float” of the Mercato Class A Common Stock.

The Sponsor, Mercato’s directors, officers, advisors or their affiliates may purchase Public Shares or Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the Closing, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such Mercato stockholder, although still the record holder of Mercato’s shares is no longer the beneficial owner thereof and therefore agrees not to exercise his, her or its redemption rights. In the event that the Sponsor, Mercato’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Additionally, at any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Mercato’s directors, officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares. The purpose of any such transaction could be to (a) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, or (b) reduce the number of Mercato Warrants outstanding or to vote such Mercato Warrants on any matters submitted to the Mercato Warrant holders for approval in connection with the Business Combination, where it appears that such requirement would otherwise not be met. This may result in the Closing that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Mercato Class A Common Stock or Mercato Warrants and the number of beneficial holders of Mercato’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Mercato’s securities on a national securities exchange.

If third parties bring claims against Mercato, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.15 per share.

Mercato’s placing of funds in the Trust Account may not protect those funds from third-party claims against Mercato. Although Mercato has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with Mercato waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Mercato’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Mercato’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Mercato than any alternative.

Examples of possible instances where Mercato may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising from, any negotiations, contracts or agreements with Mercato and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if Mercato has not completed its initial business combination within the Extension Period, or upon the exercise of a redemption right in connection with its initial business combination, Mercato will be required to provide for payment of claims of creditors that were not waived that may be brought against Mercato within the 10 years following redemption. Accordingly, the per share redemption amount received by Public Stockholders could be less than the $10.15 per share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to Mercato if and to the extent any claims by a third party (except for Mercato’s independent registered public accounting firm) for services rendered or products sold to Mercato, or by a prospective target business with which Mercato has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.15 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the funds in the Trust Account, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Mercato’s indemnity of the Mercato IPO underwriters against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. Mercato has not independently verified whether the Sponsor, which is a newly formed entity, has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of Mercato. Mercato has not asked the Sponsor to reserve for such indemnification obligations. Therefore, Mercato cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Mercato’s initial business combination and redemptions could be reduced to less than $10.15 per Public Share. In such event, Mercato may not be able to complete its initial business combination, and its stockholders would receive such lesser amount per Public Share in connection with any redemption of their Public Shares. None of Mercato’s officers will indemnify Mercato for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their Mercato Class A Common Stock or Mercato Warrants, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (a) the consummation of Mercato’s initial business combination, and then only in connection with those Mercato Class A Common Stock that such Public Stockholder elected to redeem, subject to the limitations described herein, (b) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Mercato Certificate of Incorporation (i) to modify the substance or timing of Mercato’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Public Shares if Mercato does not complete its initial business combination within the Extension Period or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity and (c) the redemption of the Public Shares if Mercato has not completed its initial business combination within the Extension Period, subject to applicable law and as further described herein. In addition, if Mercato has not completed an initial business combination within the Extension Period for any reason, compliance with the DGCL may require that Mercato submit a plan of dissolution to its then-existing stockholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, Public Stockholders may be forced to wait beyond the end of such period before they receive funds from the Trust Account. In no other circumstances will a Mercato stockholder have any right or interest of any kind to the funds in the Trust Account. Holders of Mercato Warrants will not have any right to the proceeds held in the Trust Account with respect to the Mercato Warrants. Accordingly, to liquidate their investment, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

Mercato’s independent directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.15 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Mercato’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Mercato currently expects that its independent directors would take legal action on Mercato’s behalf against the Sponsor to enforce its indemnification obligations to Mercato, it is possible that Mercato’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Mercato’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Public Stockholders may be reduced below $10.15 per share.

Mercato stockholders may be held liable for claims by third parties against Mercato to the extent of distributions received by them upon redemption of their Public Shares.

If Mercato is forced to enter into an insolvent liquidation, any distributions received by Mercato stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Mercato was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Mercato stockholders. Furthermore, Mercato’s directors may be viewed as having breached their fiduciary duties under the DGCL to Mercato or Mercato’s creditors or may have acted in bad faith, and thereby exposing themselves and Mercato to claims, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. Mercato cannot assure you that claims will not be brought against Mercato for these reasons.

If, after Mercato distributes the proceeds in the Trust Account to Public Stockholders, Mercato files a bankruptcy petition or an involuntary bankruptcy petition is filed against Mercato that is not dismissed, a bankruptcy court may seek to recover such proceeds, and members of the Mercato Board may be viewed as having breached their fiduciary duties to creditors, thereby exposing the members of the Mercato Board and Mercato to claims of punitive damages.

If, after Mercato distributes the proceeds in the Trust Account to Public Stockholders, Mercato files a bankruptcy petition or an involuntary bankruptcy petition is filed against Mercato that is not dismissed, any distributions received by Mercato stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Mercato stockholders. In addition, the Mercato Board may be viewed as having breached its fiduciary duty to Mercato’s creditors and/or having acted in bad faith, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and Mercato to claims of punitive damages. If, before distributing the proceeds in the Trust Account to Public Stockholders, Mercato files a bankruptcy petition or an involuntary bankruptcy petition is filed against Mercato that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Mercato stockholders and the per-share amount that would otherwise be received by Mercato stockholders in connection with Mercato’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Public Stockholders, Mercato files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Mercato stockholders and the per share amount that would otherwise be received by Mercato stockholders in connection with Mercato’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Public Stockholders, Mercato files a bankruptcy petition or an involuntary bankruptcy petition is filed against Mercato that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Mercato’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Mercato stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Mercato stockholders in connection with Mercato’s liquidation may be reduced.

If Mercato is deemed to be an investment company under the Investment Company Act, Mercato may be required to institute burdensome compliance requirements and Mercato’s activities may be restricted, which may make it difficult for Mercato to complete the Business Combination.

On March 30, 2022, the SEC issued proposed rules relating to certain activities of SPACs (the “SPAC Rule Proposals”), relating to, among other things, circumstances in which SPACs could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete its initial business combination. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a Current Report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of its registration statement for its IPO (the “IPO Registration Statement”). Mercato would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

Because the SPAC Rule Proposals have not yet been adopted, there is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company that has not entered into a definitive agreement within 18 months after the effective date of the IPO Registration Statement or that may not complete its initial business combination within 24 months after such date. While Mercato has entered into a definitive initial business combination agreement within 18 months after the effective date of its IPO Registration Statement, Mercato may not complete its initial business combination within 24 months of such date. As a result, it is possible that a claim could be made that Mercato has been operating as an unregistered investment company.

If Mercato is deemed to be an investment company under the Investment Company Act, its activities would be severely restricted. In addition, Mercato would be subject to burdensome compliance requirements. Mercato does not believe that its principal activities will subject it to regulation as an investment company under the Investment Company Act. However, if Mercato is deemed to be an investment company and subjected to comply with, and be regulated under, the Investment Company Act, Mercato would be subject to additional regulatory burdens and expenses for which Mercato has not allotted funds. As a result, unless Mercato is able to modify its activities so that Mercato would not be deemed an investment company, Mercato would expect to abandon its efforts to complete an initial business combination and, instead, liquidate.

To mitigate the risk that Mercato might be deemed to be an investment company for purposes of the Investment Company Act, Mercato may, at any time, instruct the Trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of the Business Combination or Mercato’s liquidation. As a result, following the liquidation of securities in the Trust Account, Mercato would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount Public Stockholders would receive upon any redemption or liquidation of Mercato.

Since the Mercato IPO, the funds in the Trust Account have been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of Mercato being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, Mercato may, at any time, on or prior to the 24-month anniversary of the effective date of the IPO Registration Statement, instruct the Trustee with respect to the Trust Account to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of an initial business combination or liquidation of Mercato. Following such liquidation of the securities held in the Trust Account, Mercato would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to Mercato to pay its taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount Public Stockholders would receive upon any redemption or liquidation of Mercato.

In addition, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, Mercato may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, the greater the risk that Mercato may be considered an unregistered investment company, in which case Mercato may be required to liquidate. Accordingly, Mercato may determine, in its discretion, to liquidate the securities held in the Trust Account at any time, even prior to the 24-month anniversary, and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount Public Stockholders would receive upon any redemption or liquidation of Mercato.

Mercato Warrants are accounted for as liabilities (and the New Nuvini Warrants may be accounted for as liabilities following the Business Combination) and the changes in value of Mercato Warrants (or the New Nuvini Warrants following the Business Combination) could have a material effect on Mercato’s or New Nuvini’s financial results.

On April 12, 2021, the Staff of the SEC issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). In light of the SEC Statement, Mercato reevaluated the accounting treatment of the Mercato Warrants, and pursuant to the guidance in ASC 815, Derivatives and Hedging (“ASC 815”), determined the Mercato Warrants should be classified as derivative liabilities measured at fair value on Mercato’s balance sheet, with any changes in fair value to be reported each period in earnings on Mercato’s statement of operations. Following the Closing, New Nuvini Warrants will remain classified as a liability in accordance with IFRS and will continue to be recognized at fair value, with subsequent changes in fair value recognized in profit or loss, in accordance with IFRS. As a result of the recurring fair value measurement, Mercato’s financial statements may fluctuate quarterly, based on factors, which are outside of Mercato’s control. Due to the recurring fair value measurement, Mercato expects that it will recognize non-cash gains or losses on the Mercato Warrants each reporting period and that the amount of such gains or losses could be material.

Mercato has identified material weaknesses in its internal control over financial reporting as of September 30, 2022, relating to the ineffective design and maintenance of control around the accounting for certain complex equity instruments issued by Mercato. If Mercato is unable to maintain an effective system of internal control over financial reporting, Mercato may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Mercato and materially and adversely affect Mercato’s business and results of operations.

Mercato conducted an evaluation of the effectiveness of its disclosure controls and procedures as of the end of the fiscal quarter ended September 30, 2022, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, Mercato concluded that its disclosure controls and procedures were not effective as of September 30, 2022 because of a material weakness in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Mercato’s annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, Mercato’s management concluded that Mercato’s control around the accounting for certain complex equity instruments issued by Mercato was not effectively designed or maintained. Additionally, this material weakness could result in a misstatement of the carrying value of complex financial instruments and related accounts and disclosures that would result in a material misstatement of the financial statements that would not be prevented or detected on a timely basis. As a result, Mercato’s management performed additional analysis as deemed necessary to ensure that its financial statements were prepared in accordance with GAAP. Accordingly, Mercato’s management believes that its financial statements present fairly, in all material respects, Mercato’s financial position, result of operations and cash flows as of September 30, 2022. Mercato’s management understands that the accounting standards applicable to Mercato’s financial statements are complex and has since its inception benefited from the support of experienced third-party professionals with whom management has regularly consulted with respect to accounting issues. Mercato’s management intends to continue to further consult with such professionals in connection with accounting matters.

Effective internal controls are necessary for Mercato to provide reliable financial reports and prevent fraud. To respond to the material weakness Mercato identified, Mercato has performed additional accounting and financial analyses and other post-Mercato IPO closing procedures, including consulting with subject matter experts related to the accounting for certain complex equity instruments issued by Mercato. Mercato’s management has spent, and will continue to spend, a substantial amount of effort and resources for the remediation and improvement of Mercato’s internal control over financial reporting. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If Mercato identifies any new material weaknesses in the future, any such newly identified material weakness could limit Mercato’s ability to prevent or detect a misstatement of Mercato’s accounts or disclosures that could result in a material misstatement of Mercato’s annual or interim financial statements. In such case, Mercato may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in Mercato’s financial reporting and Mercato’s stock price may decline as a result. Mercato cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.

Mercato, and New Nuvini following consummation of the Business Combination, may face litigation and other risks as a result of the material weaknesses in Mercato’s internal control over financial reporting.

As part of Mercato’s quarterly evaluation of the effectiveness of Mercato’s disclosure controls and procedures, Mercato identified a material weakness in its internal controls over financial reporting.

As a result of such material weaknesses, Mercato’s control around the accounting for certain complex equity instruments issued by Mercato and other matters raised or that may in the future be raised by the SEC, Mercato and New Nuvini may potentially face litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weakness in Mercato’s internal control over financial reporting and the preparation of Mercato’s financial statements. As of the date of this proxy statement/prospectus, Mercato has no knowledge of any such litigation or dispute. However, Mercato can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Mercato’s or New Nuvini’s business, results of operations and financial condition or Mercato’s ability to complete the Business Combination.

Mercato stockholders will not be entitled to appraisal rights in connection with the Business Combination.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Mercato stockholders are not entitled to appraisal rights in connection with the Business Combination.

The Sponsor, Mercato’s officers, directors and independent directors have agreed to vote in favor of the Business Combination, regardless of how Public Stockholders vote.

The Sponsor and Mercato’s officers, directors and independent directors have agreed to vote any Mercato Common Stock held by them in favor of the Business Combination. Mercato expects that the Sponsor, Mercato’s officers, directors and independent directors (and their permitted transferees) will own at least approximately 57% of the outstanding Mercato Common Stock at the time of any such stockholder vote. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their Founder Shares in accordance with the majority of the votes cast by Public Stockholders.

The Mercato Board did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination.

In analyzing the Business Combination, the Mercato Board conducted significant due diligence on the Nuvini Group. For a complete discussion of the factors utilized by the Mercato Board in approving the Business Combination, see the section entitled, “The Business Combination—Mercato Board’s Reasons for Approval.” The Mercato Board believes because of the financial skills and background of its directors, it was qualified to conclude that Business Combination was fair from a financial perspective to its stockholders and that the Nuvini Group’s fair market value was at least 80% of the value of the Trust Account (excluding any taxes payable on interest earned).

Notwithstanding the foregoing, the Mercato Board did not obtain a fairness opinion to assist it in its determination. Accordingly, the Mercato Board may be incorrect in its assessment of the Business Combination.

The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

The Sponsor has invested in Mercato an aggregate of $11,490,000, comprised of the $25,000 purchase price for 5,750,000 Founder Shares, the $10,050,000 purchase price for the Private Placement Warrants, approximately $740,000 in working capital loans to Mercato and a $675,000 loan to Mercato in connection with extending the initial Extension Period to July 8, 2023. Assuming a trading price of $                 per share on Nasdaq on                 , 2023, the reported closing price of Mercato Class A Common Stock on the most recent practicable date prior to the date of this proxy statement/prospectus, upon consummation of the Business Combination, the 5,750,000 Founder Shares would have an aggregate implied value of $                 . Even if the trading price of the shares of New Nuvini Ordinary Shares were as low as $1.75 per share, and the Private Placement Warrants were worthless, the value of the Founder Shares would be almost equal to the Sponsor’s initial investment in Mercato. As a result, the Sponsor is likely to be able to make a substantial profit on its investment in Mercato at a time when the Public Shares have lost significant value. On the other hand, if Mercato liquidates without completing a business combination, the Sponsor will likely lose its entire investment in Mercato. Accordingly, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to Mercato stockholders rather than liquidate.

Since the Sponsor and Mercato’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of Mercato stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as its initial business combination. Such interests include that Sponsor will lose its entire investment in Mercato if an initial business combination is not completed.

When you consider the recommendation of the Mercato Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Mercato’s directors and officers have interests in such proposal that are different from, or in addition to, those of the holders of Public Shares and Public Warrants generally. These interests include, among other things, the interests listed as follows:

•

Prior to the Mercato IPO, the Sponsor purchased 5,750,000 Mercato Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. The Sponsor has transferred an aggregate of 175,000 Founder Shares to its directors, Mercato’s Chief Financial Officer Scott Klossner, and two service providers employed by an entity affiliated with the Sponsor. If Mercato does not consummate a business combination by the Extension Period, it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the Mercato Board, dissolving and liquidating, subject in each case to its obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such an event, the 5,750,000 shares of Mercato Class B Common Stock collectively owned by the Sponsor and its transferees would be worthless because following the redemption of the Public Shares, Mercato would likely have few, if any, net assets and because the Sponsor and Mercato’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any Mercato Class A Common Stock and Mercato Class B Common Stock held by it or them, as applicable, if Mercato fails to complete a business combination within the Extension Period. Additionally, in such event, the 10,050,000 Private Placement Warrants purchased by the Sponsor simultaneously with the consummation of the Mercato IPO for an aggregate purchase price of $10,050,000 will also expire worthless. The 5,750,000 shares of New Nuvini Ordinary Shares into which the 5,750,000 shares of Mercato Class B Common Stock collectively held by the Initial Stockholders will automatically convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of $                based upon the reported closing price of $                 per Public Share on Nasdaq on                 , 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. The 10,050,000 New Nuvini Warrants into which the 10,050,000 Private Placement Warrants held by the Sponsor will automatically convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of $                 based upon the reported closing price of $                per public warrant on Nasdaq on                 , 2023, the most recent practicable date prior to the date of this proxy statement/prospectus.

•

If Mercato is unable to complete a business combination within the Extension Period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates, including Mercato’s directors and officers, have at risk that depends on completion of a business combination is $10,050,000, comprised of (a) $25,000 representing the aggregate purchase price paid for the shares of Mercato Class B Common Stock, (b) $10,050,000 representing the aggregate purchase price paid for the Private Placement Warrants, (c) $ of unpaid expenses incurred by the Sponsor and Mercato’s officers and directors and their affiliates in connection with the administrative services agreement as of the date hereof, and (d) $ representing amounts owed under the promissory instruments between Mercato and the Sponsor.

•

As a result of the low initial purchase price (consisting of $25,000 for the 5,750,000 shares of Mercato Class B Common Stock, or approximately $0.004 per share, and $10,050,000 for the Private Placement Warrants), the Sponsor, its affiliates and Mercato’s management team stand to earn a positive rate of return or profit on their investment, even if other stockholders, such as the Public Stockholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, the Sponsor, Mercato’s officers and directors, and their respective affiliates may have more of an economic incentive for Mercato to, rather than liquidate if Mercato fails to complete its initial business combination by the Extension Period, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their shares of Class B Common Stock.

•

Greg Warnock and Scott Klossner are expected to be directors of New Nuvini after the consummation of the Business Combination. As such, in the future, Greg Warnock and Scott Klossner may receive fees for their service as directors, which may consist of cash or stock-based awards, and any other remuneration that the New Nuvini Board determines to pay to its non-employee directors.

•

The Sponsor (including its representatives and affiliates) and Mercato’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Mercato. The Sponsor and Mercato’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Mercato completing its initial business combination. Moreover, certain of Mercato’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. Mercato’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Mercato, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Mercato’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Mercato, subject to applicable fiduciary duties under the DGCL. The Mercato Certificate of Incorporation provides that Mercato renounces its interest in any corporate opportunity offered to any director or officer of Mercato unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Mercato and it is an opportunity that Mercato is legally and contractually permitted to undertake and would otherwise be reasonable for Mercato to pursue.

•

Mercato’s existing directors and officers will be eligible for continued indemnification and continued coverage under Mercato’s directors’ and officers’ liability insurance after the Merger and pursuant to the Business Combination Agreement.

•

In the event that Mercato fails to consummate a business combination within the Extension Period (as potentially extended pursuant to the Mercato Certificate of Incorporation), or upon the exercise of a redemption right in connection with the Business Combination, Mercato will be required to provide for payment of claims of creditors that were not waived that may be brought against Mercato within the ten years following such redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Mercato if and to the extent any claims by a third party (other than Mercato’s independent registered public accounting firm) for services rendered or products sold to Mercato, or a prospective target business with which Mercato has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the Mercato IPO against certain liabilities, including liabilities under the Securities Act.

•

Commencing on the effective date of the prospectus filed in connection with the Mercato IPO, Mercato agreed to reimburse its Sponsor for out-of-pocket expenses through the completion of the Business Combination or Mercato’s liquidation.

•

The Sponsor, or an affiliate of the Sponsor, has advanced funds to Mercato for working capital purposes, including $740,000 as of March 1, 2023. These outstanding advances have been documented in a promissory instrument, dated July 26, 2022 (the “Working Capital Loan”) issued by Mercato to the Sponsor, pursuant to which Mercato may borrow up to $1,500,000 from the Sponsor (including those amounts which are currently outstanding). In addition, the Sponsor has advanced funds to Mercato for the deposit of funds into the Trust Account to extend the time Mercato has to consummate a business combination pursuant to approval of the extension proposal, including $675,000 as of March 1, 2023. These outstanding advances have been documented in a promissory instrument, dated February 3, 2023 (the “Extension Loan” and together with the Working Capital Loan, the “Promissory Instruments”). The Promissory Instruments are non-interest bearing, unsecured and due and payable in full on the earlier of the date Mercato consummates its initial business combination and the date that winding up of Mercato is effective. If Mercato does not complete its initial business combination within the Extension Period, it may use a portion of its working capital held outside the Trust Account to repay such advances and any other working capital advances made to Mercato, but no proceeds held in the Trust Account would be used to repay such advances and any other working capital advances made to Mercato, and such related party may not be able to recover the value it has loaned to Mercato and any other working capital advances it may make.

•

Mercato’s executive officers and directors, or any of their respective affiliates, including the Sponsor and other entities affiliated with Mercato and the Sponsor, are entitled to reimbursement of any out-of-pocket expenses incurred by them in connection with activities on Mercato’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf. However, if Mercato fails to consummate a business combination by the Extension Period, they will not have any claim against the Trust Account for reimbursement. Mercato’s officers and directors, and their affiliates, expect to incur (or guaranty) approximately $                 of transaction expenses. Accordingly, Mercato may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

•

Pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including shelf registration and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Nuvini Ordinary Shares and New Nuvini Warrants held by such parties following the consummation of the Business Combination.

The existence of financial and personal interests of one or more of Mercato’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Mercato and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Mercato’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal No. 1—The Business Combination Proposal—Interests of Mercato’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor as well as Mercato’s directors and executive officers may have influenced their motivation in identifying and selecting Nuvini as a business combination target, completing an initial business combination with Nuvini and influencing the operation of the business following the initial business combination. In considering the recommendations of the Mercato Board to vote for the proposals, its stockholders should consider these interests.

The nominal purchase price paid by the Sponsor and its affiliates for the Founder Shares may significantly dilute Public Stockholders in the event Mercato completes the Business Combination. In addition, the value of the Sponsor and its affiliates’ Founder Shares will be significantly greater than the amount the Sponsor and its affiliates paid to purchase such shares in the event Mercato completes the Business Combination, even if the Business Combination causes the trading price of New Nuvini Ordinary Shares to materially decline.

The Sponsor invested an aggregate of $10,075,000 in Mercato, comprised of the $25,000 purchase price for the Founder Shares and the $10,050,000 purchase price for the Private Placement Warrants. The amount held in the Trust Account (net of interest earned on the funds held in the trust account that may be released to Mercato to pay its taxes) was $                 as of                 , implying a value of $             per Public Share.

The following table shows the Public Stockholders’ and the Initial Stockholders’ (including the Sponsor’s) investment per share and how these compare to the implied value of one Ordinary Share of the post-combination company upon the completion of Mercato’s initial business combination. The following table assumes that (i) Mercato’s valuation is $                 (which is the amount Mercato held in its Trust Account as of                  (net of interest earned on the funds held in the Trust Account that may be released to Mercato to pay its taxes)), (ii) no additional interest is earned on the funds held in the Trust Account, (iii) no Public Shares are redeemed in connection with Mercato’s initial business combination and (iv) all Founder Shares are held by the Initial Stockholders upon completion of Mercato’s initial business combination, and does not take into account other potential impacts on Mercato’s valuation at the time of the initial business combination such as (a) the value of the Mercato Warrants, (b) the trading price of Mercato Class A Common Stock, (c) the initial business combination transaction costs, and (d) the additional $675,000, or $0.045 per Public Share, deposited into the Trust Account on February 7, 2023 to allow Mercato to extend the period of time it has to consummate its initial business combination to July 8, 2023. The following table does not reflect the additional $135,000, or $0.045 per Public Share, that may be deposited into the Trust Account, at the Sponsor’s sole discretion, to allow Mercato to extend the period of time it has to consummate its initial business combination by up to five months (by additional one-month extension periods pursuant to the Mercato Certificate of Incorporation), from July 8, 2023 to December 8, 2023.

Shares held by Public Stockholders
Founder Shares held by the Sponsor		5,575,000
Founder Shares held by Mercato’s directors and officers and certain affiliates		175,000

Total shares of common stock
Total funds in trust(1)	$
Public Stockholders’ investment per Public Share(2)		$10.00
Sponsor’s investment per Founder Share(3)		$0.004
Current and former directors’ investment per Founder Share(4)		$0.004
Implied value per share of New Nuvini Ordinary Shares immediately following the Closing	$

(1)	Amount held in the Trust Account as of .
(2)

While the Public Stockholders’ investment in Mercato Units represents an investment in both the Public Shares and the Public Warrants, for purposes of this table the full investment amount is ascribed to the Public Shares only.

(3)	Calculated based on the Sponsor’s $25,000 investment in Founder Shares. This does not include the Sponsor’s $10,050,000 investment in the Private Placement Warrants.

While the implied value of $            per share upon completion of Mercato’s initial business combination would represent a dilution to Public Stockholders, this would represent a significant increase in value for the Sponsor relative to the price it paid for each Founder Share. At $             per share, the            New Nuvini Ordinary Shares that the Initial Stockholders holding Founder Shares would own upon completion of Mercato’s

initial business combination would have an aggregate implied value of $             . As a result, even if the trading price of the New Nuvini Ordinary Shares of the post-combination company significantly declines, the value of the Founder Shares held by the Initial Stockholders will be significantly greater than the amount the Sponsor paid to purchase such shares. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investments in the Private Placement Warrants, even if the trading price of the New Nuvini Ordinary Shares of the post-combination company after the initial business combination is as low as $             per share. As a result, the Initial Stockholders holding Founder Shares are likely to earn a substantial profit on their investment in Mercato upon disposition of the New Nuvini Ordinary Shares of the post-combination company even if the trading price of the New Nuvini Ordinary Shares of the post-combination company declines after Mercato completes its initial business combination. The Initial Stockholders holding Founder Shares may therefore be economically incentivized to complete an initial business combination with a riskier, weaker-performing or less-established target business, or on terms less favorable to Public Stockholders, rather than liquidating Mercato. This dilution would increase to the extent that Public Stockholders seek further redemptions from the Trust Account for their Public Shares.

If Mercato’s due diligence investigation of the Nuvini Group was inadequate, then Mercato stockholders (as shareholders of New Nuvini following the Business Combination) could lose some or all of their investment.

Even though Mercato conducted a due diligence investigation of the Nuvini Group, Mercato cannot be sure that this diligence uncovered all material issues that may be present with respect to the Nuvini Group’s businesses, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Mercato’s or the Nuvini Group’s control will not later arise that could adversely affect their respective businesses, financial condition or results of operations.

Risks Related to the Business Combination

Market Prices of New Nuvini Ordinary Shares and New Nuvini Warrants may be volatile.

The market prices of New Nuvini Ordinary Shares and New Nuvini Warrants may be volatile. Sample factors that may significantly impact their volatility include:

(a)	Actual or anticipated fluctuations in New Nuvini’s operating results;

(b)	Announcements of technological innovations, new products or new contracts by New Nuvini or New Nuvini’s competitors;

(c)	Developments with respect to patents, copyrights or other proprietary rights;

(d)	Conditions and trends in the software and other technology industries;

(e)	Changes in financial estimates by securities analysts;

(f)	General market conditions and other factors.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices of technology company stocks and may in the future adversely affect the market prices of New Nuvini’s Ordinary Shares and New Nuvini Warrants. Sometimes, securities class action litigation is filed following periods of volatility in the market price of a particular company’s securities. New Nuvini cannot assure you that similar litigation will not occur in the future with respect to its securities. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon New Nuvini’s financial performance.

BofA was to be compensated in part on a deferred basis for services already rendered as underwriter in connection with the Mercato IPO. BofA, gratuitously and without any consideration from Mercato or Nuvini, waived such compensation without any conditions and disclaimed any responsibility for this proxy statement/prospectus.

BofA Securities, Inc. (“BofA”), the underwriter in the Mercato IPO, was to be compensated in part on a deferred basis for services already rendered as underwriter in connection with the Mercato IPO. On August 1, 2022, BofA irrevocably waived, without any certain conditions, its rights to the deferred underwriting commissions due under the underwriting agreement consummated in connection with the Mercato IPO.

BofA’s waiver was delivered prior to any communications between Mercato and Nuvini regarding the Business Combination, and did not specify the reasons for its forfeiture of its fees after doing all of the work to earn such fees. There is no dispute among any of Mercato, Nuvuni or BofA with respect to BofA’s services, or BofA’s waiver notice, or with respect to any disclosure in the Registration Statement of which this proxy statement/prospectus forms a part. BofA was not responsible for the preparation of any disclosure that is included in this proxy statement/prospectus or any materials underlying such disclosure. The services of BofA as underwriter in the Mercato IPO were complete, and BofA is not expected to play a role in the Closing. Accordingly, neither Mercato nor Nuvini believes that BofA’s waiver of fees will impact the consummation of the Business Combination. Nonetheless, it is possible that BofA’s waiver of fees may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of stockholders may vote against the Business Combination or seek to redeem their Public Shares for cash, which could potentially impact Mercato’s ability to consummate the Business Combination. Accordingly, shareholders should not place any reliance on the fact that BofA was previously involved with any aspect of the transactions described in this proxy statement/prospectus. Because BofA has not been involved in the preparation and review of the registration statement, investors will not have the benefit of their independent review and investigation of the disclosures provided in the proxy statement/prospectus contained in this registration statement.

An active trading market for New Nuvini Ordinary Shares may not be sustained to provide adequate liquidity.

An active trading market may not be sustained for New Nuvini Ordinary Shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair New Nuvini’s ability to raise capital by selling New Nuvini Ordinary Shares and may impair New Nuvini’s ability to acquire other companies by using New Nuvini’s Ordinary Shares as consideration.

The market price of New Nuvini Ordinary Shares could be negatively affected by future sales of New Nuvini Ordinary Shares.

Immediately following the Closing, New Nuvini will have                New Nuvini Ordinary Shares outstanding, assuming no further redemptions. Because the Merger is expected to be a taxable transaction for U.S. federal income tax purposes, holders of Mercato Common Stock and Mercato Warrants that participate in the Merger and are subject to U.S. taxation may want to sell their Mercato Common Stock or Mercato Warrants to generate liquidity to pay any associated tax obligations. The Sponsor Support Agreement provides that the holders of Lock-Up Shares may sell an amount of their Lock-Up Shares (not to exceed fifty percent of such Lock-Up Shares) during the period starting on the trading day immediately following the Closing and ending on the final trading day of the calendar year in which the Closing occurs as the holder of such shares determined in good faith will provide such holder with net proceeds to cover any tax liabilities (including estimated tax liabilities) arising in connection with the transactions contemplated by the Business Combination Agreement. Sales by New Nuvini or New Nuvini shareholders of a substantial number of New Nuvini Ordinary Shares, the issuance of New Nuvini Ordinary Shares as consideration for acquisitions or the perception that these sales might occur, could cause the market price of New Nuvini Ordinary Shares to decline or could impair New Nuvini’s ability to raise capital through a future sale of, or pay for acquisitions using, New Nuvini’s equity securities.

As of December 31, 2022, giving pro forma effect to the Business Combination and the other Transactions at such date, New Nuvini would have had                New Nuvini Ordinary Shares that were subject to share options. Of this amount, after giving pro forma effect to the Business Combination and the other Transactions, rights to New Nuvini Ordinary Shares would have been vested and exercisable as of December 31, 2022.

New Nuvini does not expect to pay any dividends in the foreseeable future.

New Nuvini and the Nuvini Group have never declared or paid any dividends on their respective securities. New Nuvini does not anticipate paying any dividends in the foreseeable future. New Nuvini currently intends to retain future earnings, if any, to finance operations and expand their business.

The New Nuvini Board will have complete discretion as to whether to distribute dividends. The general meeting of New Nuvini may resolve to distribute any part of the profits remaining after reservation. If the New Nuvini Board decides to make a part of the profits available for distribution of dividends, the form, frequency and amount will depend upon New Nuvini’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that New Nuvini’s directors may deem relevant. There is no guarantee that the New Nuvini Ordinary Shares will appreciate in value after the Business Combination or that the trading price of the New Nuvini Ordinary Shares will not decline. In addition, Cayman Islands law imposes restrictions on New Nuvini’s ability to declare and pay dividends. Payment of dividends may also be subject to Cayman Islands withholding taxes.

Please see the section titled “Price Range of Securities and Dividends” for a description of New Nuvini’s dividend policy.

New Nuvini may redeem outstanding New Nuvini Warrants prior to their exercise at a time that may be disadvantageous to the holder of such warrants, thereby making such New Nuvini Warrants worthless.

New Nuvini will have the ability to redeem unexpired New Nuvini Warrants issued as part of the assumption of Mercato Warrants by New Nuvini in connection with the Business Combination at any time after they become exercisable and prior to their expiration, at a price of $0.01 per New Nuvini Warrant, provided that the last reported sales price of New Nuvini Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date New Nuvini sends the notice of redemption to New Nuvini Warrant holders and provided certain other conditions are met. If New Nuvini calls the New Nuvini Warrants for redemption as described above, New Nuvini management will have the option to require all holders that wish to exercise New Nuvini Warrants to do so on a “cashless basis.” If and when the New Nuvini Warrants become redeemable by New Nuvini, New Nuvini may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, New Nuvini may redeem the New Nuvini Warrants as set forth above even if the holders are otherwise unable to exercise the New Nuvini Warrants. Redemption of the outstanding New Nuvini Warrants could force you (i) to exercise your New Nuvini Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your New Nuvini Warrants at the then-current market price when you might otherwise wish to hold your New Nuvini Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding New Nuvini Warrants are called for redemption, New Nuvini expects would be substantially less than the market value of your New Nuvini Warrants. None of the Private Placement Warrants will be redeemable by New Nuvini so long as they are held by the Sponsor or its permitted transferees.

In addition, New Nuvini has the ability to redeem outstanding New Nuvini Warrants when the New Nuvini Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, after they become exercisable for $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their New Nuvini Warrants prior to redemption for a number of New Nuvini Ordinary Shares determined based on the redemption date and the fair market value of New Nuvini Ordinary Shares as set forth in “Description of New Nuvini Securities” and provided certain other conditions are met. New Nuvini would redeem the New Nuvini Warrants in this manner when New Nuvini believes it is in New Nuvini’s best interest to update its capital structure to remove the New Nuvini Warrants and pay fair market value to the New Nuvini Warrant holders. If New Nuvini chooses to redeem the New Nuvini Warrants when the New Nuvini Ordinary Shares are trading at a price below the exercise price of the New Nuvini Warrants, this could result in the New Nuvini Warrant holders receiving fewer New Nuvini Ordinary Shares than they would have received if they had chosen to wait to exercise their New Nuvini Warrants for New Nuvini Ordinary Shares if and when the New Nuvini Ordinary Shares trade at a price higher than the exercise price of $11.50. In addition, such redemption may occur at a time when the New Nuvini Warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the New Nuvini Ordinary Shares had your New Nuvini Warrants remained outstanding. Finally, this redemption feature provides a ceiling to the value of your Mercato Warrants since it locks in the redemption price in the number of New Nuvini Ordinary Shares to be received if New Nuvini chooses to redeem the New Nuvini Warrants for New Nuvini Ordinary Shares.

The Nuvini Group’s financial forecasts, which were presented to the Mercato Board and are included elsewhere in this proxy statement/prospectus relating to the Business Combination, may not prove accurate.

In connection with the Business Combination, Mercato management presented certain forecasted financial information regarding the Nuvini Group to the Mercato Board, which was internally prepared and provided by the Nuvini Group, and adjusted by Mercato management to take into consideration the consummation of the Business Combination (assuming that no shares of Mercato Class A Common Stock are elected to be redeemed by Mercato stockholders in connection with the Business Combination), as well as certain adjustments that were appropriate in their judgment and experience. Mercato and New Nuvini do not as a matter of course make public projections as to future sales, earnings, or other results. This prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of New Nuvini’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of New Nuvini. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this information are cautioned not to place undue reliance on the prospective financial information.

Neither Nuvini’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The forecasts were based on numerous variables and assumptions known to the Nuvini Group and Mercato at the time of preparation. Such variables and assumptions are inherently uncertain and many are beyond the control of the Nuvini Group or Mercato. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of the Nuvini Group (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the competitive environment, changes in technology, and general business and economic conditions. Various assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of such forecasts in this proxy statement/prospectus should not be relied on as “guidance” or as otherwise predictive of actual future events, and actual results may differ materially from the forecasts.

If securities or industry analysts do not publish research or reports about New Nuvini’s business, or if they issue an adverse or misleading opinion regarding New Nuvini Ordinary Shares, the market price and trading volume of New Nuvini Ordinary Shares could decline.

The trading market for New Nuvini Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about New Nuvini or New Nuvini’s business. New Nuvini does not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of New Nuvini, the trading price for New Nuvini Ordinary Shares would be negatively impacted. In the event New Nuvini obtains securities or industry analyst coverage, if any of the analysts who cover New Nuvini issue an adverse or misleading opinion regarding New Nuvini, its business model, intellectual property or its stock performance or if New Nuvini’s results of operations fail to meet the expectations of analysts, prices of New Nuvini Ordinary Shares would likely decline. If one or more of these analysts cease coverage of New Nuvini or fail to publish reports on New Nuvini regularly, New Nuvini could lose visibility in the financial markets, which in turn could cause New Nuvini’s Ordinary Shares’ price or trading volume to decline.

Public Stockholders will experience immediate dilution as a consequence of the issuance of New Nuvini Ordinary Shares as consideration in the Business Combination as well as dilution due to future issuances pursuant to equity incentive plans put in place at New Nuvini. Having a minority share position in New Nuvini following the Business Combination may reduce the influence that Mercato’s current stockholders have on the management of New Nuvini.

It is anticipated that, immediately following the Business Combination and related transactions on a fully diluted basis, (1) Public Stockholders will own approximately     % of the outstanding New Nuvini Ordinary Shares, (2) Nuvini Holders (as defined below) will own approximately     % of the outstanding New Nuvini Ordinary Shares, and (3) the holders of Founder Shares will collectively own approximately     % of the outstanding New Nuvini Ordinary Shares. These percentages assume (i) that no Public Stockholders exercise their redemption rights in connection with the Business Combination and (ii) that New Nuvini issues an aggregate of                 New Nuvini Ordinary Shares pursuant to the Business Combination.

The Public Stockholders will experience additional dilution to the extent that (1) any Public Warrants are exercised, (2) any of the 10,050,000 Private Placement Warrants held by the Sponsor are exercised or (3) any shares underlying equity awards under the Incentive Plan are issued, pursuant to which                 shares will initially be reserved for issuance. Such issuances could significantly dilute the equity interests of existing holders of Mercato securities and may adversely affect prevailing market prices for New Nuvini securities.

Mercato, New Nuvini or Nuvini may issue shares of capital stock or debt securities to complete the Business Combination, which would reduce the equity interest of other stockholders and could cause a change in control.

The Mercato Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of Mercato Class A Common Stock and 10,000,000 shares of Mercato Class B Common Stock. Mercato has 10,050,363 authorized but unissued shares of common stock available for issuance (after appropriate reservation for the issuance of the shares underlying the Public Warrants and Private Placement Warrants and the rights but excluding any working capital warrants). Although none of Mercato, New Nuvini or Nuvini have any commitment as of the date of this proxy statement/ prospectus, Mercato, New Nuvini or Nuvini may issue a substantial number of additional ordinary shares, shares of common stock or preferred stock, or a combination of shares of common stock and preferred stock for any reason, including to obtain additional working capital or to complete a business combination. The issuance of additional shares of common stock or preferred stock will not reduce the per-share redemption amount in the Trust Account, but:

•	may significantly dilute the equity interest of investors in the Mercato IPO;

•	may subordinate the rights of Public Stockholders if Mercato, New Nuvini or Nuvini issues shares of capital stock with rights senior to those afforded to Public Stockholders;

•

may cause a change in control if a substantial number of shares of Mercato Class A Common Stock are issued, which may affect, among other things, Mercato, New Nuvini or Nuvini’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of its present officers and directors; and

•	may adversely affect prevailing market prices for shares of Mercato Common Stock or New Nuvini Ordinary Shares.

Similarly, if Mercato, New Nuvini or Nuvini issues debt securities, it could result in:

•	default and foreclosure on Mercato’s, New Nuvini’s or Nuvini’s assets if its operating revenues after a business combination are insufficient to repay its debt obligations;

•

acceleration of Mercato’s, New Nuvini’s or Nuvini’s obligations to repay the indebtedness even if Mercato, New Nuvini or Nuvini makes all principal and interest payments when due if Mercato, New Nuvini or Nuvini breaches certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	Mercato’s, New Nuvini’s or Nuvini’s immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•

Mercato’s, New Nuvini’s or Nuvini’s inability to obtain necessary additional financing if the debt security contains covenants restricting its ability to obtain such financing while the debt security is outstanding;

•	Mercato’, New Nuvini’s or Nuvini’s inability to pay dividends;

•

using a substantial portion of Mercato’s, New Nuvini’s or Nuvini’s cash flow to pay principal and interest on its debts, which will reduce the funds available for dividends if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on Mercato’s, New Nuvini’s or Nuvini’s flexibility in planning for and reacting to changes in its business and in the industry in which it operates;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•

limitations on Mercato’s, New Nuvini’s or Nuvini’s ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of its strategy and other purposes and other disadvantages compared to its competitors who have less debt.

If Mercato incurs indebtedness, Mercato’s lenders will not have a claim on the cash in the Trust Account and such indebtedness will not decrease the per-share redemption amount in the Trust Account.

There can be no assurance that New Nuvini Ordinary Shares will be approved for listing on Nasdaq or any other national securities exchange, or that New Nuvini or Mercato will be able to comply with the continued listing standards of Nasdaq or any other national securities exchange.

In connection with the Closing, New Nuvini intends to list the New Nuvini Ordinary Shares and New Nuvini Warrants on Nasdaq or another national securities exchange under the symbols “NVNI” and “NVNIW,” respectively. New Nuvini’s continued eligibility for listing may depend on the number of Mercato’s shares that are redeemed. If, after the Business Combination, Nasdaq delists New Nuvini’s shares from trading on its exchange for failure to meet the listing standards and New Nuvini is not able to list such securities on another national securities exchange, New Nuvini expects such securities could be quoted on an over-the-counter market. If this were to occur, New Nuvini and its shareholders could face significant material adverse consequences including:

•	a limited availability of market quotations for New Nuvini’s securities;

•	reduced liquidity of market quotations for New Nuvini’s securities;

•

a determination that the New Nuvini Ordinary Shares are “penny stock” which will require brokers trading the New Nuvini Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Nuvini Ordinary Shares;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

New Nuvini will be a “controlled company” within the meaning of the Nasdaq rules and will be exempt from certain corporate governance requirements as a result.

Immediately following the completion of the Business Combination, Pierre Schurmann will control a majority of the voting power of New Nuvini’s outstanding common stock.

As a result, New Nuvini will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of New Nuvini’s board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	the requirement that New Nuvini have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that New Nuvini have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following the Business Combination, New Nuvini intends to utilize some or all of these exemptions. As a result, New Nuvini’s nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

New Nuvini will be a foreign private issuer and, as a result, New Nuvini will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Because New Nuvini will qualify as a foreign private issuer under the Exchange Act, New Nuvini will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq, New Nuvini will follow certain home country governance practices rather than the corporate governance requirements of the Nasdaq.

As a foreign private issuer, New Nuvini will have the option to follow certain home country corporate governance practices rather than those of the Nasdaq, provided that New Nuvini discloses the requirements it is not following and describe the home country practices it is following. New Nuvini intends to rely on this “foreign private issuer exemption” with respect to Nasdaq rules requiring shareholder approval. New Nuvini may in the future elect to follow home country practices with regard to other matters. As a result, New Nuvini’s shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

New Nuvini may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, New Nuvini will be a foreign private issuer, and therefore, New Nuvini will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to New Nuvini on June 30, 2023. In the future, New Nuvini would lose its foreign private issuer status if (1) more than 50% of New Nuvini’s outstanding voting securities are owned by U.S. residents and (2) a majority of New Nuvini’s directors or executive officers are U.S. citizens or residents, or New Nuvini fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If New Nuvini loses its foreign private issuer status, New Nuvini will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. New Nuvini will also have to mandatorily comply with U.S. federal proxy requirements, and New Nuvini’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, New Nuvini will lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, New Nuvini will incur significant additional legal, accounting and other expenses that New Nuvini will not incur as a foreign private issuer.

New Nuvini is an “emerging growth company” and you cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make New Nuvini Ordinary Shares less attractive to investors.

New Nuvini will be an emerging growth company as defined in the JOBS Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Investors may find the New Nuvini Ordinary Shares less attractive because New Nuvini will continue to rely on these exemptions. If some investors find the New Nuvini Ordinary Shares less attractive as a result, there may be a less active trading market for the New Nuvini Ordinary Shares, and the stock price may be more volatile.

As New Nuvini is a holding company with no operations it relies on operating subsidiaries to provide it with funds necessary to meet its financial obligations.

New Nuvini is a holding company that does not conduct any business operations of its own. As a result, New Nuvini will be largely dependent upon cash dividends and distributions and other transfers (including for dividends or payments in respect of any indebtedness New Nuvini may incur), from New Nuvini’s subsidiaries to meet their obligations. Any agreements governing the indebtedness of New Nuvini’s subsidiaries may impose restrictions on its subsidiaries’ ability to pay dividends or other distributions to New Nuvini. Each of New Nuvini’s subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit New Nuvini’s ability to obtain cash from such subsidiaries and New Nuvini may be limited in its ability to cause any joint ventures to distribute their earnings to it. The deterioration of the earnings from, or other available assets of, New Nuvini’s subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to New Nuvini.

Upon consummation of the Business Combination, the rights of holders of New Nuvini Ordinary Shares arising under Cayman Companies Law as well as the governing documents of New Nuvini will differ from and may be less favorable to the rights of holders of Mercato Common Stock arising under the DGCL as well as the Mercato Certificate of Incorporation and Mercato Bylaws.

Upon consummation of the Business Combination, the rights of holders of New Nuvini Ordinary Shares will arise under Cayman Companies Law as well as the governing documents of New Nuvini. Cayman Companies Law and those new governing documents contain provisions that differ in some respects from those in the Mercato Certificate of Incorporation and Mercato Bylaws and the DGCL and, therefore, some rights of holders of New Nuvini Ordinary Shares could differ from the rights that holders of Mercato Common Stock currently possess. For instance, while class actions are generally not available to stockholders under the DGCL, such actions are generally available under Cayman Companies Law. This change could increase the likelihood that New Nuvini becomes involved in costly litigation, which could have a material adverse effect on New Nuvini.

In addition, there are differences between the new governing documents of New Nuvini and the current governing documents of Mercato. The form of the New Nuvini Articles are attached as Annex B to this proxy statement/prospectus and we urge you to read them. Additionally, please see the section entitled “Proposal No. 1—The Business Combination Proposal—Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Business Combination.”

Investors may suffer adverse tax consequences in connection with the acquisition, ownership and disposal of the New Nuvini Ordinary Shares and/or New Nuvini Public Warrants.

The tax consequences in connection with the acquisition, ownership and disposal of the New Nuvini Ordinary Shares and/or New Nuvini Warrants may differ from the tax consequences in connection with the acquisition, ownership and disposal of securities in another entity and may also differ depending on such an investor’s respective circumstances including, without limitation, where such an investor is a tax resident. Any such tax consequences could be materially adverse to such an investor and therefore, such an investor should seek its own tax advice in respect of the tax consequences in connection with the acquisition, ownership and disposal of the New Nuvini Ordinary Shares and/or New Nuvini Warrants.

New Nuvini will incur increased costs as a result of operating as a public company.

Following the Business Combination, New Nuvini will become a public company and will incur significant legal, accounting and other expenses that Nuvini did not incur as a private company. As a public company, New Nuvini will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the Nasdaq. New Nuvini’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the transition into a public company. Moreover, New Nuvini expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. For example, New Nuvini expects these rules and regulations to make it more difficult and more expensive for New Nuvini to obtain director and officer liability insurance and New Nuvini may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. New Nuvini cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for New Nuvini to attract and retain qualified persons to serve on New Nuvini’s board of directors, its board committees or as executive officers.

Most members of New Nuvini’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. The additional demands associated with being a public company may disrupt regular operations of New Nuvini’s business by diverting the attention of some of its senior management team away from revenue producing activities to management and administrative oversight, adversely affecting New Nuvini’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its businesses. New Nuvini’s management team may not successfully or efficiently manage its transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.

In addition, the public reporting obligations associated with being a public company in the United States may subject New Nuvini to litigation as a result of increased scrutiny of its financial reporting. If New Nuvini is involved in litigation regarding its public reporting obligations, this could subject New Nuvini to substantial costs, divert resources and management attention from New Nuvini’s business and seriously undermine New Nuvini’s business.

Any of these effects could harm New Nuvini ’s business, financial condition and results of operations.

The departure or loss of significant influence of its founders would be detrimental to New Nuvini’s businesses and adversely affect the ability of New Nuvini to execute its business strategies and continue to grow.

Pierre Carneiro Ribeiro Schurmann is the co-founder, Chairman of the Board and Chief Executive Officer of Nuvini S.A. Pierre Schurmann is responsible for Nuvini S.A. strategic vision and disruptive innovation, as well as the management and growth of the Nuvini Group’s operations. Under the control of Pierre Schurmann, the Nuvini Group has been able to take advantage of his technology expertise for the development and the execution of its business strategies, including the management and operation of its businesses.

Following the Business Combination, Pierre Schurmann, together with Luiz Busnello, the other co-founder of Nuvini S.A., will hold, collectively,     % of the New Nuvini Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, assuming no Public Shares are redeemed, through their respective entities Heru Investment Holdings Ltd. and Labsyl Ltd.

The decrease in the level of control previously exerted by Nuvini’s Founders, particularly Mr. Schurmann, could have a detrimental effect on New Nuvini’s business and operations. Moreover, New Nuvini will be more susceptible to the formation of new shareholder alliances, disputes among Nuvini’s shareholders and other events after becoming a public company.

New Nuvini may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated.

New Nuvini is not currently subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the transactions related thereto, New Nuvini will be required to provide management’s attestation on internal controls in connection with New Nuvini’s second annual report on Form 20-F following consummation of the Business Combination. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of New Nuvini as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New Nuvini is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of New Nuvini Ordinary Shares.

Upon completion of the Business Combination, Mercato stockholders will become New Nuvini shareholders, Mercato warrant holders will become holders of New Nuvini Warrants and the market price for the New Nuvini Ordinary Shares may be affected by factors different from those that historically have affected Mercato.

Upon completion of the Business Combination, Mercato stockholders will become New Nuvini shareholders and Mercato’s warrant holders will become holders of New Nuvini Warrants, which may be exercised to acquire New Nuvini Ordinary Shares. New Nuvini’s business differs from that of Mercato, and, accordingly, the results of operations of New Nuvini will be affected by some factors that are different from those currently affecting the results of operations of Mercato. Mercato is a special purpose acquisition company incorporated in Delaware that is not engaged in any operating activity, directly or indirectly. New Nuvini is a holding company incorporated in the Cayman Islands, and, after the consummation of the Business Combination, its subsidiaries would include Mercato and collectively would be engaged in offering proprietary SaaS and third-party software solutions, together with AI and data analytics services designed to enable companies to manage data effectively. New Nuvini’s business and results of operations will be affected by operating, industry and regional risks to which Mercato was not exposed. For a discussion of the future business of New Nuvini currently conducted and proposed to be conducted by Nuvini, see “Business of Nuvini and Certain Information About Nuvini.”

New Nuvini Warrants will become exercisable for New Nuvini Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.

New Nuvini Warrants to purchase an aggregate of                New Nuvini Ordinary Shares will become exercisable in accordance with the terms of the agreement governing those securities. Assuming the Business Combination closes, these warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share.

To the extent such warrants are exercised, additional New Nuvini Ordinary Shares will be issued, which will result in dilution to the holders of New Nuvini Ordinary Shares and increase the number of New Nuvini Ordinary Shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Nuvini Ordinary Shares. However, there is no guarantee that the New Nuvini Warrants will ever be in the money prior to their expiration, and, as such, the warrants may expire worthless.

Future resales of New Nuvini Ordinary Shares issued to Nuvini shareholders and other significant shareholders may cause the market price of the New Nuvini Ordinary Shares to drop significantly, even if New Nuvini’s business is doing well.

Under the Business Combination Agreement, certain Nuvini Shareholders will receive, among other things, New Nuvini Ordinary Shares (approximately     % of which will be eligible for sale immediately after the consummation of the Business Combination), assuming no further redemption of the Public Shares. Pursuant to the Lock-Up Agreement, certain Nuvini Shareholders will be restricted from selling New Nuvini Ordinary Shares for a period of one year following the Closing (subject to certain early release provisions).

Upon expiration or waiver of the lock-up period, such Nuvini Shareholders and certain other significant shareholders of New Nuvini may sell large amounts of New Nuvini Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in, or putting significant downward pressure on, the price of New Nuvini Ordinary Shares. See “Shares Eligible for Future Resale.”

Future issuances by New Nuvini of any equity securities may dilute the interests of Mercato stockholders and decrease the trading price of New Nuvini Ordinary Shares.

Any future issuance by New Nuvini of equity securities could dilute the interests of Mercato stockholders and could substantially decrease the trading price of New Nuvini Ordinary Shares. New Nuvini may issue equity or equity-linked securities in connection with the Business Combination or in the future, including any offering of equity securities, for a number of reasons, including to finance New Nuvini’s operations and business strategy (including in connection with acquisitions and other transactions), to adjust New Nuvini’s ratio of debt to equity, to satisfy its obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

Mercato stockholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.

After the completion of the Business Combination, Mercato stockholders will own a smaller percentage of New Nuvini than they currently own of Mercato, anticipated to be approximately     % of the New Nuvini Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, assuming no further redemption of the Mercato Class A Common Stock. Consequently, Mercato stockholders, as a group, will have reduced ownership and voting power in New Nuvini compared to their ownership and voting power in Mercato.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because New Nuvini is incorporated under the laws of the Cayman Islands and New Nuvini conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.

New Nuvini is an exempted company limited by shares incorporated under the laws of the Cayman Islands and, following the Business Combination, will conduct a majority of its operations through its wholly-owned indirect subsidiary, Nuvini S.A., outside the United States. Substantially all of New Nuvini’s assets are located outside the United States, primarily in Brazil. A majority of New Nuvini’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against New Nuvini or against these individuals outside of the United States, in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Latin American region could render you unable to enforce a judgment against New Nuvini’s assets or the assets of New Nuvini’s directors and officers.

New Nuvini’s corporate affairs will be governed by New Nuvini’s Articles, the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against New Nuvini’s directors, actions by minority shareholders and the fiduciary responsibilities of New Nuvini’s directors to New Nuvini under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of New Nuvini shareholders and the fiduciary responsibilities of New Nuvini’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, shareholders of New Nuvini may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer give you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as New Nuvini) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. New Nuvini’s directors have discretion under New Nuvini Articles to determine whether or not, and under what conditions, New Nuvini’s corporate records may be inspected by New Nuvini shareholders but are not obliged to make them available to New Nuvini shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

Nuvini has granted in the past, and New Nuvini will also grant in the future, share incentives, which may result in increased share-based compensation expenses.

Prior to the consummation of the Business Combination, the board of directors of New Nuvini will adopt, and the New Nuvini shareholders will approve, the Stock Option Plan, with effectiveness contingent on the consummation of the Business Combination. Initially, the maximum number of ordinary shares of New Nuvini that may be issued under the Stock Option Plan after it becomes effective will have an initial share reserve equal to approximately                percent (    %) of the total number of New Nuvini Ordinary Shares that are outstanding (on a fully diluted basis) upon consummation of the Business Combination. Moreover, in connection with the Business Combination, all outstanding Unvested Nuvini Options at the time of Closing of the Business Combination will be converted into unvested options for New Nuvini Ordinary Shares, which is expected to total                options exercisable for New Nuvini Ordinary Shares. New Nuvini will account for compensation costs for all share options using a fair-value based method and recognize expenses in its consolidated statements of profit or loss in accordance with IFRS. As a result of these grants, Nuvini incurred share-based compensation of R$                in 2022. For more information on the Stock Option Plan, see “Nuvini Executive Compensation.”

Nuvini believes the granting of share-based compensation is of significant importance to its ability to attract and retain key personnel and employees, and, as such, after the consummation of the Business Combination, New Nuvini will also grant share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on Nuvini and New Nuvini’s business and results of operations.

If the New Nuvini Ordinary Shares or the New Nuvini Warrants are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in the New Nuvini Ordinary Shares or the New Nuvini Warrants may be disrupted.

The facilities of the Depository Trust Company (“DTC”) are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. New Nuvini expects that New Nuvini Ordinary Shares or the New Nuvini Warrants will be eligible for deposit and clearing within the DTC system. New Nuvini expects to enter into arrangements with DTC whereby it will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the New Nuvini Ordinary Shares or the New Nuvini Warrants. New Nuvini expects these actions, among others, will result in DTC agreeing to accept the New Nuvini Ordinary Shares or the New Nuvini Warrants for deposit and clearing within its facilities.

DTC is not obligated to accept New Nuvini Ordinary Shares or the New Nuvini Warrants for deposit and clearing within its facilities in connection with the listing and, even if DTC does initially accept New Nuvini Ordinary Shares or the New Nuvini Warrants, it will generally have discretion to cease to act as a depository and clearing agency for New Nuvini Ordinary Shares or the New Nuvini Warrants.

If DTC determines at any time after the completion of the transactions and the listing that the New Nuvini Ordinary Shares or the New Nuvini Warrants were not eligible for continued deposit and clearance within its facilities, then New Nuvini believes the New Nuvini Ordinary Shares or the New Nuvini Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the shares would be disrupted. While New Nuvini would pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the market price of the New Nuvini Ordinary Shares or the New Nuvini Warrants.

The listing of the New Nuvini Ordinary Shares and the New Nuvini Warrants on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering, and there can be no assurances that that New Nuvini will be able to comply with the continued listing standards of the Nasdaq.

Nuvini has applied to list on Nasdaq upon Closing the New Nuvini Ordinary Shares and New Nuvini Warrants on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively. Unlike in the Mercato IPO, the initial listing of New Nuvini’s securities as a result of the Business Combination will not benefit from the following:

•	the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities;

•	underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing; and

•

underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.

The lack of such a process in connection with the listing of the New Nuvini Ordinary Shares and New Nuvini Warrants could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for these securities during the period immediately following the listing than in connection with an underwritten initial public offering.

If after Closing, Nasdaq delists New Nuvini Ordinary Shares and New Nuvini Warrants from trading on its exchange for failure to meet the listing standards and New Nuvini is not able to list such securities on another national securities exchange, New Nuvini expects such securities could be quoted on an over-the-counter market. If this were to occur, New Nuvini and its stockholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for New Nuvini’s securities;

•	reduced liquidity for New Nuvini’s securities;

•

a determination that the New Nuvini Ordinary Shares are “penny stock” which will require brokers trading the New Nuvini Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Nuvini Ordinary Shares;

•	a limited amount of news and analyst coverage; and

a decreased ability to issue additional securities or obtain additional financing in the future.

Both Mercato and New Nuvini will incur significant transaction costs in connection with the Business Combination.

Each of Mercato and New Nuvini has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. Mercato and New Nuvini may also incur additional costs to retain key employees. Mercato and New Nuvini will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed.

The consummation of the Business Combination is subject to a number of conditions and, if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include but are not limited to: approval of the proposals required to effect the Business Combination by Mercato stockholders, as well as receipt of requisite regulatory approval; absence of orders prohibiting completion of the Business Combination; effectiveness of the registration statement of which this proxy statement/prospectus is a part; approval of the New Nuvini Ordinary Shares to be issued in connection with the Merger for listing on Nasdaq; the accuracy of the representations and warranties by both parties; the ability of Mercato to meet the Minimum Cash Condition and the performance by both parties of their covenants and agreements related to the Business Combination. These conditions to the Closing may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after shareholder approval, or Mercato or Nuvini may elect to terminate the Business Combination Agreement in certain other circumstances. See “The Business Combination Agreement and Ancillary Documents—Termination.”

Mercato and Nuvini may waive one or more of the conditions to the Business Combination without resoliciting stockholder approval for the Business Combination. The exercise of Mercato’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Mercato stockholders’ best interest.

Mercato may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Mercato Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement and re-solicitation of proxies is warranted. In some instances, if the Mercato Board determines that a waiver is not sufficiently material to warrant re-solicitation of stockholders, Mercato has the discretion to complete the Business Combination without seeking further stockholder approval.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Mercato to agree to amend the Business Combination Agreement, to consent to certain actions taken by the Nuvini Group or to waive rights to which Mercato is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Nuvini’s business or a request by Nuvini to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement. In any of such circumstances, it would be at Mercato’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of Mercato’s directors and executive officers (as described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for Mercato and its stockholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Mercato does not believe there will be any changes or waivers that Mercato’s directors and executive officers would be likely to make after stockholder approval of the

Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, Mercato will circulate a new or amended proxy statement/prospectus and resolicit Mercato stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

Legal proceedings in connection with the Business Combination, the outcome of which are uncertain, could delay or prevent the completion of the Business Combination.

Lawsuits may be filed against Mercato or its directors and officers in connection with the Business Combination. Defending such lawsuits could require Mercato to incur significant costs and draw the attention of Mercato’s management team away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect the New Nuvini’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the agreed upon time frame.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Mercato’s securities may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Mercato’s securities prior to the Closing may decline. The market values of Mercato’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which Mercato stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the prices of New Nuvini Ordinary Shares and New Nuvini Warrants could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Nuvini Ordinary Shares. Accordingly, the valuation Mercato has ascribed to Nuvini in the Business Combination may not be indicative of the price that will be implied in the trading market for the New Nuvini Ordinary Shares and New Nuvini Warrants following the Business Combination. If an active market for the New Nuvini Ordinary Shares and New Nuvini Warrants develops and continues after the Business Combination, the trading price of such securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Nuvini’s control. Any of the factors listed below could have a material adverse effect on your investment in the New Nuvini Ordinary Shares and New Nuvini Warrants and these securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of the New Nuvini Ordinary Shares and New Nuvini Warrants may not recover and may experience a further decline.

Factors affecting the trading price of the New Nuvini Ordinary Shares and New Nuvini Warrants may include:

•	actual or anticipated fluctuations in New Nuvini’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•	changes in the market’s expectations about New Nuvini’s operating results;

•	success of competitors;

•	New Nuvini’s operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning New Nuvini or the SaaS market in general;

•	operating and share price performance of other companies that investors deem comparable to New Nuvini;

•	New Nuvini’s ability to bring its products and technologies to market on a timely basis, or at all;

•	changes in laws and regulations affecting New Nuvini’s business;

•	New Nuvini’s ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving New Nuvini;

•	changes in New Nuvini’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of New Nuvini’s shares of common stock available for public sale;

•	any major change in the New Nuvini Board or management;

•	sales of substantial amounts of New Nuvini’s shares of common stock by New Nuvini’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of New Nuvini’s securities irrespective of New Nuvini’s operating performance. The stock market in general, and the Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Nuvini’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies that investors perceive to be similar to New Nuvini could depress the prices of New Nuvini Ordinary Shares and New Nuvini Warrants regardless of New Nuvini’s business, prospects, financial conditions or results of operations. A decline in the market prices of the New Nuvini Ordinary Shares and New Nuvini Warrants also could adversely affect New Nuvini’s ability to issue additional securities and to obtain additional financing in the future.

Subsequent to the Closing, New Nuvini may be required to take write-downs or write-offs, restructuring, impairment or other charges that could have a significant negative effect on New Nuvini’s financial condition and results of operations and the price of New Nuvini Ordinary Shares, which could cause you to lose some or all of your investment.

Although Mercato has conducted due diligence on the Nuvini Group, Mercato cannot assure you that this diligence will surface all material issues that may be present with the Nuvini Group’s businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Nuvini Group’s and outside of Mercato’s control will not later arise. As a result of these factors, New Nuvini may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in New Nuvini reporting losses. Even if Mercato’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Mercato’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New Nuvini’s liquidity, the fact that New Nuvini reports charges of this nature could contribute to negative market perceptions about New Nuvini or its securities. In addition, charges of this nature may cause New Nuvini to be unable to obtain future financing on favorable terms or at all. Accordingly, any holders of Mercato Common Stock and Mercato Warrants who choose to remain as holders thereof following Closing could suffer a reduction in the value of their securities once converted to New Nuvini Ordinary Shares and New Nuvini Warrants. Such security holders are unlikely to have a remedy for such reduction in value.

The unaudited pro forma financial information included herein may not be indicative of what New Nuvini’s actual financial position or results of operations would have been.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New Nuvini’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.

The issuance of New Nuvini Ordinary Shares in the Business Combination will dilute the interest of Mercato stockholders.

As disclosed in the section titled “The Business Combination Agreement and Ancillary Documents—Consideration to Nuvini Shareholders—Ownership of New Nuvini Following the Closing,” it is anticipated that, upon the Closing and subject to the assumptions disclosed in that section, there will be approximately                 New Nuvini Ordinary Shares outstanding. Of these shares:

•	the Public Stockholders will own 4,300,363 New Nuvini Ordinary Shares, representing approximately % of the total shares then outstanding in the aggregate and approximately % of the vote; and

•	the holder of Sponsor Shares will own 5,750,500 New Nuvini Ordinary Shares, representing approximately % of the total shares then outstanding in the aggregate and approximately % of the vote.

Accordingly, the issuance of shares in the Business Combination will dilute the interest of Mercato stockholders. If the actual facts differ from the assumptions set forth in the section titled “The Business Combination Agreement and Ancillary Documents—Consideration to Nuvini Shareholders—Ownership of New Nuvini Following the Closing” the numbers of shares and percentage interests set forth above will be different.

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for Nuvini’s unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the Nuvini Group’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary on an underwritten offering.

In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is established by means of negotiations between the target company and the SPAC. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with SPAC transaction and no underwriters with the responsibility of stabilizing the share price, which may result in the share price being harder to sustain after the transaction.

The Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on the consummation of the Business Combination. In addition, future investments in New Nuvini Ordinary Shares may be subject to U.S. foreign investment regulations.

Transactions that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 802, as amended, administered by the Committee on Foreign Investment in the United States (“CFIUS”).

Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) are always subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective in 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person, but where they afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” (in each case, as such terms are defined in 31 C.F.R. Part 800).

The Business Combination will result in investments by non-U.S. persons in various entities and assets that could be considered by CFIUS to be U.S. businesses, thereby making the Business Combination a covered transaction that CFIUS would have authority to review. For example, New Nuvini, with its principal place of business outside of the United States, will hold the indirect ownership interests of Nuvini S.A.’s subsidiaries. Therefore, CFIUS could choose to review the Business Combination or past or proposed transactions involving new or existing foreign investors in New Nuvini, even if a filing with CFIUS is or was not required at the time of such transaction.

There can be no assurances that CFIUS will not choose to review the Business Combination. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and agency practices are rapidly evolving, and, in the event that CFIUS reviews the Business Combination or one or more proposed or existing investments by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to the parties to the Business Combination or such investors. Among other things, CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing Mercato’s common stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things), or CFIUS could require us to divest a portion of Nuvini.

The process of government review, by CFIUS, could be lengthy. If CFIUS elects to review the Business Combination, the time necessary to complete such review of the Business Combination or a decision by CFIUS to require conditions, or prohibit the Business Combination as to the U.S. assets could prevent Mercato from completing the Business Combination with Nuvini prior to the Extension Period. If Mercato is not able to consummate the Business Combination with Nuvini nor able to complete another business combination by July 8, 2023 (or as late as December 8, 2023, if fully extended), Mercato will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to Mercato to pay taxes (less taxes payable and up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Mercato’s remaining stockholders and the Mercato Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Mercato’s obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In addition, if Mercato fails to complete an initial business combination by July 8, 2023 (or as late as December 8, 2023, if fully extended) , there will be no redemption rights or liquidating distributions with respect to the public warrants or the Private Placement Warrants, which will expire worthless.

The U.S. Securities and Exchange Commission has recently issued proposed rules to regulate special purpose acquisition companies. Certain of the procedures that Mercato, Nuvini, or others may determine to undertake in connection with such proposals may increase the cost and the time needed to complete the Business Combination and may constrain the circumstances under which a Business Combination could be completed.

The SPAC Rule Proposals relate, among other items, to disclosures in SEC filings in connection with an initial business combination transactions involving SPACs and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with proposed initial business combination transactions; the potential liability of certain participants in proposed initial business combination transactions; including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company under the Investment Company Act if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The SPAC Rule Proposals have not yet been adopted and may be adopted in the proposed form or in a different form that could impose additional regulatory requirements on SPACs.

Certain of the procedures that Mercato, a potential initial business combination target, or others may determine to undertake in connection with the SPAC Rule Proposals, or pursuant to the SEC’s views expressed in the SPAC Rule Proposals, may increase the costs and time of negotiating and completing the Business Combination, and may make it more difficult to complete the Business Combination. The need for compliance with the SPAC Rule Proposals may cause Mercato to liquidate the funds in the Trust Account or liquidate Mercato at an earlier time than it might otherwise choose.

Risks Related to U.S. Federal Income Taxation

Mercato may be subject to a new 1% U.S. federal excise tax in connection with redemptions of Mercato Class A Common Stock.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into law. The IR Act provides for, among other measures, a new 1% U.S. federal excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations. Because Mercato is a Delaware corporation with securities trading on Nasdaq, Mercato is a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased. For purposes of calculating the excise tax repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. However, the statutory language and guidance provided to date generally does not permit the repurchasing corporation to net the fair market value of new issuances of stock of a different issuer (such as New Nuvini Ordinary Shares issued to Nuvini Shareholders or Mercato stockholders in connection with the Business Combination). In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax.

On December 27, 2022, the U.S. Department of the Treasury issued Notice 2023-2 (the “Notice”) as interim guidance until publication of forthcoming proposed regulations on the excise tax on stock buybacks. The guidance in the Notice does not constitute proposed or final Treasury regulations. However, because the Notice provides notice of proposed regulations Treasury intends to issue in the future, taxpayers may rely upon the guidance provided in the Notice until the issuance of the forthcoming proposed regulations and certain of the forthcoming proposed regulations would (if issued) apply retroactively. The Notice generally provides that, in certain circumstances, if a covered corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such covered corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax.

As described under the section of this proxy statement entitled “The Special Meeting of Mercato Stockholders—Redemption Rights,” holders of Mercato Class A Common Stock will have the right to require Mercato to redeem their Mercato Class A Common Stock if the Business Combination is consummated. Further, in connection with our extension meeting, certain holders of Mercato Class A Common Stock elected to have shares of Mercato Class A Common Stock redeemed. Because the redemptions undertaken in connection with our extension meeting and any redemptions undertaken in connection with the Business Combination will occur after December 31, 2022, such redemptions are potentially subject to the excise tax. Whether and to what extent Mercato is ultimately subject to the excise tax in connection with these redemptions will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, together with any other redemptions or repurchases consummated by Mercato in the same taxable year (including redemptions consummated in connection with the extension meeting, (ii) the nature and amount of any equity issuances Mercato makes in the taxable year of the Business Combination, (iii) whether Mercato completely liquidates and dissolves within the taxable year of such redemptions, and (iv) legal uncertainties regarding how the excise tax applies to transactions like the Business Combination (and, if applicable, a complete liquidation and dissolution of Mercato) and the content of final and proposed regulations and further guidance from the U.S. Department of the Treasury. Any excise tax would be payable by Mercato, not by the redeeming holder, and the mechanics of any required payment of the excise tax are not clear. Mercato does not expect to reduce the amounts payable out of the Trust Account to holders of Mercato Class A Common Stock that exercise redemption rights in connection with the Business Combination in respect of potential liabilities or the excise tax described above, and any such excise Tax will not be paid by or from the Trust Account (provided that the proceeds released from the Trust Account in connection with the consummation of the Business Combination may be used to pay liabilities in respect of such excise tax, if any).

As described under the section of this proxy statement entitled “Questions and Answers About The Business Combination and the Special Meeting—What happens if the business combination is terminated or the Business Combination is not consummated?” if the Business Combination is not consummated and Mercato has not consummated an initial business combination by July 8, 2023, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation, Mercato is expected to redeem the Mercato Class A Common Stock in a liquidating distribution. Mercato does not expect such redemption in connection with a liquidating distribution to be subject to the excise tax under the Notice, however such expectation is subject to a number of factual and legal uncertainties, including further guidance from the U.S. Department of the Treasury.

The “inversion” rules could be applied in a manner that would result in New Nuvini being treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State thereof or the District of Columbia. Accordingly, under generally applicable U.S. federal income tax rules, New Nuvini, which is not created or organized in the United States or under the law of the United States or of any State thereof or the District of Columbia, but is instead a Cayman Islands incorporated entity, would generally be classified as a non-U.S. corporation. Section 7874 of the Code, and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that New Nuvini is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, New Nuvini would be liable for U.S. federal income tax on its worldwide income just like any other U.S. corporation, and U.S. holders and Non-U.S. holders (each as defined below) of New Nuvini Ordinary Shares and New Nuvini Warrants would be treated as holders of stock and warrants of a U.S. corporation for U.S. federal income tax purposes. See the discussion below in the section titled, “Certain Tax Considerations—U.S. Federal Income Tax Considerations” for additional information regarding the potential consequences to holders of New Nuvini Ordinary Shares and New Nuvini Warrants in connection with these rules.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) after the acquisition the “expanded affiliated group” which includes the non-U.S. corporation does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation when compared to the expanded affiliated group’s worldwide activities, and (3) subject to the Third Country Rule discussed below, after the acquisition, the percentage (by either vote or value) of the shares of the acquiring non-U.S. corporation held by former shareholders of the U.S. corporation by reason of holding shares (including rights to acquire shares) of the U.S. corporation (which includes the receipt of the non-U.S. corporation’s shares in the acquisition) (the “Section 7874 Percentage”) is at least 80% (the “Ownership Test”).

The “Third Country Rule” under Treasury regulations promulgated under Section 7874 of the Code generally provides that, if (i) there is an acquisition of a U.S. corporation by a non-U.S. corporation in which the Section 7874 Percentage is at least 60%, and (ii) in a related acquisition, such non-U.S. corporation acquires another non-U.S. corporation and after all related transactions are complete, the acquiring non-U.S. corporation is not subject to tax as a resident in the foreign country in which the acquired non-U.S. corporation was subject to tax as a resident prior to the acquisitions and any related transactions, then stock of the acquiring non-U.S. corporation held by former shareholders of the acquired non-U.S. corporation by reason of having held stock in the acquired non-U.S. corporation is excluded in applying the Ownership Test. Although other characterizations are possible, because New Nuvini is not expected to be a tax resident in Brazil (which is the jurisdiction in which the business conducted by Nuvini’s operating subsidiaries have historically been tax resident) at the time when the Business Combination is consummated, it is expected that the IRS would apply the Third Country Rule to the Business Combination if the Section 7874 Percentage were at least 60%. If applicable, the Third Country Rule generally increases the Section 7874 Percentage and generally results in the acquiring non-U.S. corporation meeting the Ownership Test in a transaction involving the business combination of the acquired U.S. corporation and acquired non-U.S. corporation, thus resulting in the acquiring non-U.S. corporation being treated as a U.S. corporation for U.S. federal income tax purposes. The application of Section 7874 of the Code and the Third Country Rule to the Business Combination would accordingly depend on whether the Section 7874 Percentage is at least 60% prior to the application of the Third Country Rule, with the result being that New Nuvini would likely be classified as a U.S. corporation for U.S. federal income tax purposes if the Section 7874 Percentage is at least 60% prior to the application of the Third Country Rule.

The rules under Section 7874 of the Code are complex and require analysis of all relevant facts, and there is limited guidance as to their application. There are significant factual uncertainties as to whether New Nuvini will be treated as a non-U.S. corporation following the Business Combination as a result of Section 7874 of the Code and the Treasury regulations promulgated thereunder, and, therefore, the treatment of New Nuvini under Section 7874 of the Code and the Treasury regulations promulgated thereunder is inherently uncertain. Such treatment will depend on facts that cannot be determined until after the completion of the Business Combination including, among other things, the trading price of New Nuvini shares at the close of trading on the closing date of the Business Combination. Furthermore, the interpretation of Treasury Regulations relating to the Ownership Test and the Third Country Rule are subject to material uncertainty. Holders of Mercato Class A Common Stock and Public Warrants should understand that they necessarily will not know how Section 7874 of the Code applies to the Business Combination prior to the closing of the Business Combination, and that there is a material risk that the Business Combination could result in New Nuvini being treated as a U.S. corporation for U.S. federal income tax purposes. In light of these factual uncertainties, neither New Nuvini, Nuvini nor Mercato has sought nor will seek any ruling from the IRS or any opinion of counsel as to the application of Section 7874 of the Code to the Business Combination, and the closing of the Business Combination is not conditioned upon achieving, or receiving a ruling from the IRS or opinion of counsel in regards to, any particular tax treatment. None of New Nuvini, Nuvini, or Mercato, nor any of their respective advisors or affiliates, is making any representation or providing any assurances regarding the tax treatment of New Nuvini under Section 7874 of the Code or the positions that they will take in connection with its application to the Business Combination (including in relation to the potential application of the Third Country Rule to the Business Combination), and there are no assurances that your, New Nuvini’s or Mercato’s tax advisors, the IRS, or a court would agree with the position that New Nuvini is not treated as a U.S. corporation pursuant to Section 7874 of the Code. Holders are urged to consult their own tax advisor regarding the application of Section 7874 of the Code to the transactions contemplated by the Business Combination Agreement.

New Nuvini could be treated as a “surrogate foreign corporation” for U.S. federal income tax purposes.

If the Third Country Rule (discussed under the risk factor above and the heading “Certain Tax Considerations—U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences to Holders Regarding Ownership and Disposition of New Nuvini Ordinary Shares and New Nuvini Warrants”) is determined not to apply to the Business Combination, New Nuvini may be treated as a “surrogate foreign corporation” under Section 7874 of the Code and, accordingly, subject to certain adverse U.S. federal income taxes even if it is treated as a non-U.S. corporation for such purposes.

Section 7874 of the Code can apply to limit the ability of an acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, cause dividends paid by the non-U.S. acquiring corporation to not be treated as “qualified dividend income,” and may subject the U.S. affiliates (including the acquired U.S. corporation) of the non-U.S. acquiring corporation to additional taxes under Section 59A of the Code (as discussed below). These limitations will potentially apply if: (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) after the acquisition the “expanded affiliated group” which includes the non-U.S. corporation does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation when compared to the expanded affiliated group’s worldwide activities, and (3) after the acquisition, the percentage (by either vote or value) of the shares of the acquiring non-U.S. corporation held by former shareholders of the U.S. corporation by reason of holding shares (including rights to acquire shares) of the U.S. corporation (which includes the receipt of the non-U.S. corporation’s shares in the acquisition) is at least 60% (but less than 80%) and the Third Country Rule does not apply.

If each of these conditions is met, then the non-U.S. corporation would be treated as a “surrogate foreign corporation” and taxable income of the U.S. corporation (and any U.S. person considered to be related to the U.S. corporation pursuant to applicable rules) for any given year, within a period beginning on the first date the U.S. corporation’s properties were acquired directly or indirectly by the non-U.S. acquiring corporation and ending 10 years after the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of such property that is either transferred or licensed as part of the acquisition or after the acquisition to a non-U.S. related person. Further, such U.S. corporation must include, as base erosion payments that may be subject to a minimum tax, any amounts treated as reductions in gross income paid to a related foreign person within the meaning of Section 59A of the Code. Dividends paid by a surrogate foreign corporation would not qualify for a reduced rate of tax as “qualified dividend income” currently subject to tax at reduced rates if certain circumstances are met. Additionally, the non-U.S. acquiring corporation may be limited with respect to its ability to acquire U.S. companies over the 36-month period following the Business Combination without triggering adverse tax consequences.

Holders are urged to consult their own tax advisor regarding the application of Section 7874 of the Code to the transactions contemplated by the Business Combination Agreement, including consequences if New Nuvini were to be treated as a surrogate foreign corporation for U.S. federal income tax purposes.

The Business Combination should be a taxable transaction for U.S. federal income tax purposes and U.S. holders of Mercato Class A Common Stock and Public Warrants accordingly may recognize taxable gain as a result of the exchange of Mercato Class A Common Stock for New Nuvini Ordinary Shares and conversion of Public Warrants into New Nuvini Warrants without a corresponding receipt of cash proceeds with which to pay any related U.S. federal income taxes.

The Merger is expected to be a taxable transaction for U.S. federal income tax purposes. Accordingly, U.S. holders of Mercato Class A Common Stock or Public Warrants should realize taxable gain or loss for U.S. federal income tax purposes as a result of an exchange of Mercato Class A Common Stock for New Nuvini Ordinary Shares or the conversion of Public Warrants to New Nuvini Warrants in the Merger. Such U.S. holders will not receive any corresponding cash in the Merger with which to pay any related U.S. federal income taxes.

Additionally, gain or loss recognized by a U.S. holder will generally be determined based on the fair market value of the New Nuvini Ordinary Shares or New Nuvini Warrants received by the U.S. holder in the Merger. Such fair market value determination would be made on the day of Closing, without regard to any subsequent fluctuations in the fair market value of such New Nuvini Ordinary Shares or New Nuvini Warrants.

Holders are urged to consult their own tax advisor regarding the tax consequences of the Merger to them.

If New Nuvini is a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of New Nuvini Ordinary Shares could be subject to adverse United States federal income tax consequences.

If New Nuvini is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds New Nuvini Ordinary Shares or New Nuvini Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. A non-U.S. corporation, such as New Nuvini (provided New Nuvini is not treated as a U.S. corporation under Section 7874 of the Code as discussed under “Certain Tax Considerations—U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences to Holders Regarding Ownership and Disposition of New Nuvini Ordinary Shares and New Nuvini Warrants”), will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Based on the historical and projected composition of the Nuvini Group’s income, assets and operations, and the expected composition and market value of New Nuvini’s income and assets (including the composition of income and assets and the market value of shares or assets, as applicable, of its subsidiaries), Nuvini does not believe that New Nuvini will be treated as a PFIC for its current taxable year and does not expect to become one in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, which is subject to change, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.

If New Nuvini determines that it is a PFIC for any taxable year, New Nuvini will, upon request, endeavor to provide, and will, upon request, endeavor to cause its non-U.S. subsidiaries that are PFICs, to provide, U.S. holders with tax information necessary to enable a U.S. holder to make a qualified electing fund (“QEF”) election with respect to New Nuvini and its applicable non-U.S. subsidiaries. However, there can be no assurance that

New Nuvini will know whether it is a PFIC or that it will provide the PFIC Annual Information Statement in a timely manner.

If New Nuvini is treated as a PFIC, a U.S. holder of New Nuvini Ordinary Shares or New Nuvini Warrants may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Certain Tax Considerations—Material U.S. Federal Tax Consequences to Ownership and Disposition of New Nuvini Ordinary Shares and New Nuvini Warrants—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. holders of New Nuvini Ordinary Shares and New Nuvini Warrants should consult with their tax advisors regarding the potential application of these rules.

GENERAL INFORMATION

Presentation of Financial Information

This proxy statement/prospectus contains:

•

the audited consolidated financial statements of Nuvini S.A. as of December 31, 2021, and 2022, prepared in accordance with IFRS and in its presentation and functional currency of Brazilian reais (R$);

•

the audited consolidated financial statements of Mercato as of December 31, 2021, and 2022, prepared in accordance with U.S. GAAP in its presentation and reporting currency of United States dollars ($); and

•	the unaudited pro forma condensed combined financial information of New Nuvini as of and for the year ended December 31, 2022, prepared in accordance with Article 11 of Regulation S-X.

Unless indicated otherwise, financial data presented in this document has been taken from the audited consolidated financial statements of Mercato included in this document, and the audited consolidated financial statements of Nuvini included in this document.

New Nuvini was incorporated on November 16, 2022 for the purpose of effectuating the Business Combination described herein. New Nuvini has no material assets and does not operate any businesses. Accordingly, no financial statements of New Nuvini have been included in this proxy statement/prospectus.

THE SPECIAL MEETING OF MERCATO STOCKHOLDERS

This proxy statement/prospectus is being provided to Mercato stockholders as part of a solicitation of proxies by the Mercato Board for use at the special meeting of Mercato stockholders to be held on                 , 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the special meeting and the Proposals on which you are being asked to vote, and other information you may find useful in determining how to vote on the Proposals and voting procedures.

This proxy statement/prospectus is being first mailed on or about                 , 2023 to all stockholders of record of Mercato as of the Record Date for the special meeting for Mercato stockholders. On the Record Date, there were                shares of Mercato Class A Common Stock outstanding and                shares of Mercato Class B Common Stock outstanding.

Date, Time and Place of the Special Meeting

The special meeting will be virtually held at                a.m., New York City time, via live webcast at            , or such other date, time and place to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the Proposals.

Proposals at the Special Meeting

At the special meeting, Mercato stockholders will vote on the following Proposals:

•	Proposal No. 1—The Business Combination Proposal—a proposal to approve and adopt the Business Combination Agreement and the Business Combination;

•

Proposal No. 2—The Merger Proposal—a proposal to approve and adopt the Merger, pursuant to which Merger Sub will merge with and into Mercato with Mercato as the surviving company and a direct, wholly-owned subsidiary of Intermediate 2; and

•

Proposal No. 3—The Adjournment Proposal—a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more Proposals presented to stockholders for vote.

THE MERCATO BOARD RECOMMENDS THAT

YOU VOTE “FOR” EACH OF THESE PROPOSALS.

Voting Power; Record Date

As a stockholder of Mercato, you have a right to vote on certain matters affecting Mercato. The Proposals that will be presented at the special meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. If you will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of Mercato Common Stock at the close of business on the Record Date for the special meeting. You are entitled to one vote for each share of Mercato Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 10,050,363 shares of Mercato Common Stock, of which 4,300,363 are Public Shares and 5,750,000 are Founder Shares.

Vote of the Sponsor and Mercato’s Directors and Officers

Prior to the Mercato IPO, Mercato entered into agreements with the Sponsor and the current directors and officers of Mercato, pursuant to which each agreed to vote any shares of Mercato Common Stock owned by them in favor of an initial business combination. These agreements apply to such holders, including the Sponsor, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other Proposals presented to Mercato stockholders in this proxy statement/prospectus. As of the Record Date, the Sponsor and its affiliates owned 5,750,000 Founder Shares, representing 57.2% of the shares of Mercato Common Stock then outstanding and entitled to vote at the special meeting.

The Sponsor has waived any redemption rights, including with respect to Mercato Class A Common Stock purchased in the Mercato IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by the Initial Stockholders have no redemption rights or rights to liquidating distributions from the Trust Account and will be worthless if no business combination is effected by Mercato by July 8, 2023, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation. However, the Sponsor and the current directors and officers of Mercato are entitled to liquidating distributions upon the liquidation of Mercato with respect to any Public Shares they may own.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of Mercato stockholders is necessary to hold a valid meeting. A quorum will be present if one or more stockholders who together hold a majority of the outstanding shares of Mercato Common Stock entitled to vote are present, virtually or represented by proxy, at the special meeting. Abstentions will be counted as present for the purpose of determining a quorum, but will not be treated as votes cast. A broker non-vote with respect to a matter occurs when a broker, bank or other institution or nominee holding shares on behalf of a beneficial owner has not received voting instructions from the beneficial owner on a particular proposal and does not have, or chooses not to exercise, discretionary authority to vote the shares on such proposals. Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast. Mercato does not expect any broker non-votes at the special meeting because there are no routine proposals to be voted on at the special meeting. The issued and outstanding shares of Mercato Common Stock held by the Initial Stockholders will be counted towards determining the presence of a quorum. In the absence of a quorum, the chairman of the special meeting has the power to adjourn the special meeting. As of the Record Date,            shares of Mercato Common Stock would be required to achieve a quorum.

The approval of each of the Business Combination Proposal, Merger Proposal and Adjournment Proposal requires the affirmative vote of holders of at least a majority of the shares of Mercato Common Stock that are entitled to vote at the special meeting. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not be treated as votes cast. The Sponsor has agreed to vote its Founder Shares and any Public Shares purchased by it during or after the Mercato IPO in favor of the Business Combination Proposal and the Merger Proposal.

The Closing of the Business Combination is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal, if presented, is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

It is important for you to note that, in the event that the Business Combination Proposal does not receive the requisite vote for approval, Mercato will not consummate the Business Combination. If Mercato does not consummate the Business Combination and fails to complete an initial business combination by July 8, 2023, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation, Mercato will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Stockholders.

Recommendation to Mercato Stockholders

The Mercato Board believes that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal to be presented at the special meeting is in the best interests of Mercato and its stockholders and recommends that its stockholders vote “FOR” each of the Proposals.

When you consider the recommendation of the Mercato Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and certain members of the Mercato Board and officers of Mercato have interests in the Business Combination and the Merger that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the Proposals presented at the special meeting, including the Business Combination Proposal and the Merger Proposal. These interests include, among other things:

•	the Sponsor and its permitted transferees have agreed not to redeem any shares of Mercato Common Stock in connection with a stockholder vote to approve a proposed initial business combination;

•

the Sponsor paid an aggregate of $25,000 for the Founder Shares and such securities will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at approximately $                 , based on the closing price of Mercato Class A Common Stock of $                 on Nasdaq on                 , 2023, but given the transfer restrictions on such shares, Mercato believes such shares have less value;

•

the Sponsor and its permitted transferees have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Mercato fails to complete an initial business combination by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation;

•	the Registration Rights Agreement and Lock-Up Agreement will be entered into by the Sponsor upon the closing of the Business Combination;

•

the Sponsor paid an aggregate of $10,050,000 for its 10,050,000 Private Placement Warrants with an aggregate market value of approximately $                 based on the closing price of the Public Warrants of $                 on Nasdaq on                 , 2023, and that such Private Placement Warrants will expire worthless if a business combination is not consummated by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation;

•

the Sponsor has made a loan of $                to Mercato and may convert up to $1,500,000 of the loan into                warrants on the same terms as the Private Placement Warrants (as contemplated by the Mercato Warrant Agreement pursuant to which the Private Placement Warrants were issued) at the same time the Business Combination is completed. Such warrants would have an aggregate market value of approximately $                 based on the closing price of the Public Warrants of $                 on Nasdaq on                 , 2023;

•

the Sponsor has the right to receive                New Nuvini Ordinary Shares with an aggregate market value of approximately $                 based on the closing price of Mercato Class A Common Stock of $                 on Nasdaq on                 , 2023, subject to certain lock-up periods;

•

the indemnification of Mercato’s existing directors and officers will continue after the Business Combination and a “tail” or “runoff” directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the closing of the Business Combination for Mercato’s directors’ and officers’ liability insurance will be purchased and maintained after the Business Combination;

•

the Sponsor and Mercato’s officers and directors will lose their entire investment in Mercato and will not be reimbursed for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account if an initial business combination is not consummated by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation. Mercato’s officers and directors do not currently have any unreimbursed out-of-pocket expenses and do not expect to incur any out-of-pocket expenses for which they are entitled to reimbursement;

•	if the Trust Account is liquidated, including in the event Mercato is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify

Mercato to ensure that the proceeds in the Trust Account are not reduced below $10.15 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Mercato has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Mercato, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the Sponsor has invested an aggregate of $                (in respect of the Founder Shares, the Private Placement Warrants and a loan of $                 ) that will have zero value in the event Mercato is not able to complete a business combination; and

•	the Sponsor and its affiliates can earn a positive return on their investment, even if the Public Stockholders have a negative return on their investment in New Nuvini.

Broker Non-Votes and Abstentions

Abstentions are considered present for the purposes of establishing a quorum, but will not be treated as votes cast. Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast.

In general, if your shares are held in “street name” and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters.

None of the Proposals at the special meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any Proposal to be voted on at the special meeting and will act as a “No” vote on the proposals.

Voting Your Shares—Stockholders of Record

If you hold your shares in “street name” and are a Mercato stockholder of record, you may vote by mail or virtually at the special meeting. Each share of Mercato Common Stock that you own in your name entitles you to one vote on each of the Proposals for the special meeting. Your one or more proxy cards show the number of shares of Mercato Common Stock that you own.

Voting by Mail. You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the special meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the special meeting so that your shares will be voted if you are unable to attend the special meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Mercato Board. The Mercato Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by 5:00 p.m., New York City time, on                 , 2023.

Voting Virtually at the Meeting. If you attend the special meeting and plan to vote virtually, you will be provided with a ballot at the special meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote virtually at the special meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the special meeting and vote virtually, you must obtain a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way Mercato can be sure that the broker, bank or nominee has not already voted your shares.

Voting Your Shares—Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the special meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the special meeting, you must obtain a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see “—Attending the Special Meeting Virtually” below for more details.

Attending the Special Meeting Virtually

Only Mercato stockholders on the Record Date (if the shares are held in “street name”) or their legal proxy holders may attend the special meeting virtually. Only holders of common stock, their proxy holders and guests of the Company may invite may attend the special meeting. If you wish to attend the special meeting virtually but you hold your shares or units through someone else, such as a broker, please follow the instructions you receive from your broker, bank or other nominee holding your shares. You must bring a legal proxy from the broker, bank or other nominee holding your shares, confirming your beneficial ownership of the shares and giving you the right to vote your shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the special meeting or at the special meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•

you may notify Mercato’s Secretary in writing to Mercato Partners Acquisition Corporation, 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah 84121, before the special meeting that you have revoked your proxy; or

•	you may attend the special meeting virtually, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Mercato Common Stock, you may contact Mercato’s proxy solicitor as follows:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: MPRA.info@investor.morrowsodali.com

Redemption Rights

Pursuant to the Mercato Certificate of Incorporation, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less taxes payable, calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two business days prior to the consummation of the Business Combination, less taxes payable). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $                 as of             , the estimated per share redemption price would have been approximately $                .

In order to exercise your redemption rights, you must:

•	if you hold Mercato Units, separate the underlying shares of Mercato Class A Common Stock and Public Warrants;

•

prior to 5:00 p.m., New York City time, on                 (two business days before the initially scheduled special meeting), identify yourself in writing as a beneficial holder and provide your legal name, phone number and address to the Transfer Agent in order to validly redeem your shares and tender your shares physically or electronically and submit a request in writing that Mercato redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, the Transfer Agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street

New York, New York 10004

Attention: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

•

deliver your Public Shares either physically or electronically through DTC’s DWAC system to the Transfer Agent at least two business days before the initially scheduled special meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. Stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

You do not have to be a Record Date holder in order to exercise your redemption rights. Stockholders seeking to exercise their redemption rights, whether they are registered holders or hold their shares in “street name” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/ prospectus, or up to two business days prior to the initially scheduled vote on the Business Combination Proposal at the special meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the special meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Holders of outstanding Mercato Units must separate the underlying Mercato Class A Common Stock and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Mercato Units registered in your own name, you must deliver the certificate for such units to the Transfer Agent with written instructions to separate such units into Mercato Class A Common Stock and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Mercato Class A Common Stock from the Mercato Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your Mercato Units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of Mercato Class A Common Stock and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Mercato Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Mercato Units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Each redemption of Mercato Class A Common Stock by the Public Stockholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $                as of                 , 2023.

Prior to exercising redemption rights, Mercato stockholders should verify the market price of the Mercato Class A Common Stock, as stockholders may receive higher proceeds from the sale of their shares of Mercato Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. There is no assurance that you will be able to sell your Mercato Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Mercato Class A Common Stock when you wish to sell your shares.

If you exercise your redemption rights, your Mercato Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount then on deposit in the Trust Account. You will no longer own those shares and you will not receive any New Nuvini Ordinary Shares in the Business Combination. You will have no right to participate in, or have any interest in, the future growth of New Nuvini, if any. You will be entitled to receive cash for your Mercato Class A Common Stock only if you properly and timely demand redemption.

If the Business Combination is not approved and Mercato does not consummate an initial business combination by July 8, 2023 (subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation), Mercato will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Stockholders and all of Mercato’s warrants will expire worthless.

Appraisal rights are not available to holders of Mercato Class A Common Stock in connection with the Business Combination.

Proxy Solicitation Costs

Mercato is soliciting proxies on behalf of the Mercato Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. Mercato has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting. Mercato and its directors, officers and employees may also solicit proxies in person. Mercato will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Mercato will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. Mercato will pay Morrow Sodali LLC a fee of $20,000, plus disbursements, reimburse                for its reasonable out-of-pocket expenses and indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as Mercato’s proxy solicitor. Mercato will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related proxy materials to Mercato stockholders. Directors, officers and employees of Mercato who solicit proxies will not be paid any additional compensation for soliciting.

THE BUSINESS COMBINATION

On February 26, 2023, New Nuvini, Nuvini, Mercato and Merger Sub entered into the Business Combination Agreement, pursuant to which New Nuvini, Nuvini, Intermediate 1, Intermediate 2, Merger Sub and Mercato will consummate the Business Combination. The Business Combination Agreement contains customary representations and warranties, covenants, closing conditions and other terms relating to the Contribution and Merger and the other transactions contemplated thereby.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement will undertake a series of transactions pursuant to which, among other things (i) at 5:00 p.m. New York time on the business day prior to the date on which the Closing Date occurs, Nuvini Shareholders will contribute to New Nuvini all of the issued and outstanding Nuvini Ordinary Shares in exchange for newly issued New Nuvini Ordinary Shares equal to the product of (a) the number of Nuvini Ordinary Shares outstanding at the Contribution Effective Time multiplied by (b) the Exchange Ratio, (ii) at Closing, New Nuvini will issue New Nuvini Ordinary Shares to potential investors and (iii) at Closing, Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini.

No later than two business days following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as Mercato and Nuvini may mutually agree in writing, the Closing will occur by electronic exchange of the documents and the Merger will be consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware. For the avoidance of doubt, the Merger may not occur prior to the first business day following the date that includes the Contribution Effective Time.

For more information about the transactions contemplated in the Business Combination Agreement, please see the section entitled “The Business Combination Agreement and Ancillary Documents.” The Business Combination Agreement is incorporated by reference into this proxy statement/prospectus, a copy of which is attached to this proxy statement/prospectus as Annex A.

Effect on Mercato

At the Merger Effective Time, by virtue of the Merger and without any action on the part of New Nuvini, Mercato, Merger Sub or the holders of the following securities:

•

each Mercato Unit issued and outstanding immediately prior to the Merger Effective Time will be automatically separated and the holder thereof will be deemed to hold one (1) share of Mercato Class A Common Stock and one-half of one (1/2) Mercato Warrant;

•

each share of Mercato Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time (including each share of Class A Common Stock into which Mercato Class B Common Stock will automatically convert pursuant to the terms of the Mercato Certificate of Incorporation) will be automatically canceled and converted into the right to receive one fully paid and non-assessable New Nuvini Ordinary Share, with a value ascribed to each such New Nuvini Ordinary Share of $10.00;

•

each Mercato Warrant outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, will cease to represent a right to acquire Mercato Common Stock and will convert into New Nuvini Warrants; and

•

each share of Merger Sub Common Stock issued and outstanding immediately prior to the Merger Effective Time will automatically convert into one share of common stock, par value $0.01 per share, of the surviving entity of the Merger.

Consideration to Nuvini Shareholders

At the Contribution Effective Time, by virtue of the Contribution and in accordance with the Contribution Agreement and the Business Combination Agreement:

1)

each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed to New Nuvini, free and clear of all Liens, other than potential restrictions on resale under applicable securities laws, and the Nuvini Shareholders will subscribe and be issued in exchange for such contribution a number of New Nuvini Ordinary Shares equal to the product of (a) the number of Nuvini Ordinary Shares outstanding at the Contribution Effective Time multiplied by (b) the Exchange Ratio; and

2)

each Nuvini Option, whether vested or unvested, outstanding and unexercised as of immediately prior to the Contribution Effective Time will automatically cease to represent the right to purchase Nuvini Ordinary Shares and will be canceled and extinguished in exchange for an option to purchase New Nuvini Ordinary Shares equal to the product of (x) the number of Nuvini Ordinary Shares subject to such Nuvini Option immediately prior to the Contribution Effective Time multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share immediately prior to the Contribution Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. Each such option will, from and after the Contribution Effective Time, be subject to, the same terms and conditions as applied to the corresponding Nuvini Option immediately prior to the Merger Effective Time.

New Nuvini Earnout Shares

The Nuvini Earnout Shares that are subject to contingent payment pursuant to the Nuvini Earnout Agreements immediately prior to the Contribution Effective Time will, subject to the satisfaction of the earnout events in the applicable Nuvini Earnout Agreement, be issued a number of New Nuvini Ordinary Shares multiplied by the Exchange Ratio, rounded down to the nearest whole share. In the event that any New Nuvini Earnout Shares reserved for issuance pursuant to the terms of the Business Combination Agreement are not ultimately issued pursuant to the Earnout Agreements to the persons indicated in such agreements, then such New Nuvini Earnout Shares will be issued instead to the Nuvini Shareholders in accordance with the Business Combination Agreement.

Aggregate New Nuvini Proceeds

The aggregate proceeds received by New Nuvini through the Business Combination will be used for general corporate purposes after the Business Combination, including but not limited to expanding Nuvini S.A.’s portfolio of SaaS companies.

Closing Conditions

Unless waived in writing by both Mercato and Nuvini, the obligations of the parties to consummate the Business Combination are subject to the satisfaction of the following mutual conditions at or prior to the Closing:

•	the receipt of all necessary pre-Closing governmental authorizations as contemplated by the Business Combination Agreement;

•	the approval of the Business Combination Proposal and related transactions by the Mercato stockholders;

•	the approval of the Business Combination and the transactions contemplated thereby by the shareholders of Nuvini, New Nuvini and Merger Sub;

•	the effectiveness of this proxy statement/prospectus and the absence of any issued or pending stop order by the SEC;

•	the absence of any Legal Requirement enjoining or prohibiting the consummation of the Business Combination and other related transactions;

•	the full force and effect of all transaction agreements, having not been rescinded by any of the parties thereto;

•

Mercato having net tangible assets of at least $5,000,001 remaining after accounting for the Mercato stockholder redemptions and giving effect to the receipt by New Nuvini of the net proceeds from the PIPE Investments; and

•

the receipt of approval for the New Nuvini Ordinary Shares to be listed on the Nasdaq (or another public stock market or exchange in the United States as may be mutually agreed upon by Mercato and Nuvini).

Unless waived by Nuvini in writing, the obligations of Nuvini, New Nuvini and Merger Sub to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each of the following conditions:

•

the representations and warranties of Mercato (pertaining to corporate organization, capitalization, due authorization, no conflicts, required filings, business activities, Mercato Board approval and recommendation, and brokers’ and similar fees) being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•

all other representations and warranties of Mercato being true and correct as of the Closing or, if they expressly relate to an earlier date, as of such earlier date, except to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect in relation to Mercato;

•

each of the covenants of Mercato to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement shall have been performed or complied with in all material respects;

•	subsequent to the execution of the Business Combination Agreement and prior to the Closing, no material adverse effect in relation to Mercato shall have occurred;

•

delivery by Mercato to Nuvini of a certificate signed by an authorized representative of Mercato, dated as of the Closing, certifying that certain conditions specified in the Business Combination Agreement have been fulfilled;

•	the SPAC Cash shall equal or exceed the Minimum Cash Condition; and

•	delivery by Mercato to Nuvini an executed copy of the transaction documents contemplated to be executed in connection with the Business Combination to which Mercato is a party.

Unless waived by Mercato in writing, the obligations of Mercato to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each the following conditions:

•

certain representations and warranties of Nuvini, New Nuvini and Merger Sub pertaining to corporate organization, New Nuvini and Merger Sub, Nuvini’s subsidiaries, due authorization, no conflicts, required filings and brokers’ and similar fees being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•

all other representations and warranties of Nuvini, New Nuvini and Merger Sub being true and correct as the Closing or, if they expressly relate to an earlier date, except to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect in relation to Nuvini;

•

each of the covenants of Nuvini, New Nuvini and Merger Sub to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement shall have been performed or complied with in all material respects, except for the covenants related to pre-Closing indebtedness;

•	subsequent to the execution of the Business Combination Agreement and prior to the Closing, no material adverse effect in relation to Nuvini shall have occurred;

•

delivery by Nuvini to Mercato of a certificate signed by an authorized representative of Nuvini, dated as of the Closing, certifying that certain conditions specified in the Business Combination Agreement have been fulfilled;

•

delivery by Nuvini, New Nuvini and Merger Sub, as applicable, to Mercato executed copies of the transaction documents contemplated to be executed in connection with the Business Combination to which Nuvini, New Nuvini and/or Merger Sub are parties; and

•	delivery by Nuvini to Mercato of specified amendments to certain Contracts set forth in the disclosure schedules.

Ownership of New Nuvini

Upon Closing of the Business Combination, the Nuvini Shareholders and the Mercato stockholders will become New Nuvini Shareholders. Considering the Exchange Ratio and assuming maximum redemptions: (i) the Public Stockholders will own approximately    % of New Nuvini on a fully diluted basis; (ii) the Initial Stockholders will own approximately     % of New Nuvini on a fully diluted basis; and (iii) former Nuvini Shareholders will own approximately     % of New Nuvini on a fully diluted basis. Considering the Exchange Ratio and assuming no further redemptions: (i) the Public Stockholders will own approximately     % of New Nuvini on a fully diluted basis; (ii) the Initial Stockholders will own approximately     % of New Nuvini on a fully diluted basis; and (iii) former Nuvini Shareholders will own approximately     % of New Nuvini on a fully diluted basis.

Closing of the Business Combination is conditioned, among other things, on the amount of the SPAC Cash being greater than or equal to $10,000,000. As a result, assuming satisfaction of the Minimum Cash Condition, Mercato may be able to complete its initial business combination even though a substantial majority or substantially all of its Public Stockholders have redeemed their shares.

The following table illustrates the varying ownership levels of New Nuvini after the Business Combination under the following two scenarios: one with no further redemptions by Public Stockholders, and one with maximum redemptions by Public Stockholders (which assumes satisfaction of the Minimum Cash Condition), each as of             , 2023 (totals may not add to 100.0% due to rounding). The following table also assumes that there are no other issuances of equity interests of Mercato, the Nuvini Group or New Nuvini prior to Closing and does not take into account Mercato warrants that will be converted into New Nuvini Warrants in connection with the Closing and may be exercised at a later date :

	Assuming No Further Redemptions		Assuming Maximum Redemptions
	Number of Shares	Percent of Shares	Number of Shares	Percent of Shares
Shares held by former Nuvini Shareholders(1)		%		%
Shares held by current Public Stockholders(2)	4,300,363	%		%
Shares held by the Initial Stockholders(3)	5,750,000	%	5,750,000	%
Total New Nuvini Ordinary Shares		%		%

(1)

Pursuant to the Business Combination Agreement, the aggregate number of New Nuvini Ordinary Shares issued to the existing Nuvini Shareholders will equal                . At the Contribution Effective Time, (1) each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed to New Nuvini and (2) each Nuvini Option will automatically cease to represent the right to purchase Nuvini Ordinary Shares and will be canceled and extinguished in exchange for an option to purchase New Nuvini Ordinary Shares. For more information, see “The Business Combination Agreement and Ancillary Documents.”

(2)

Underlying shares of Mercato Class A Common Stock are subject to possible redemption. The Maximum Redemption Scenario is determined based on the assumption that the Minimum Cash Condition is satisfied at Closing (after giving effect to the redemption payments and Mercato transaction expenses).

(3)	The Initial Stockholders have waived their redemption rights in connection with the consummation of the Business Combination with respect to any shares of Mercato Common Stock held by them.

Background of the Business Combination

The terms of the Business Combination Agreement are the result of arm’s-length negotiations between representatives of Mercato and Nuvini. The following is a brief discussion of the background of these negotiations, the Business Combination Agreement and related transactions.

Mercato was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On November 8, 2021, Mercato completed the Mercato IPO, consisting of 23,000,000 Mercato Units (including 3,000,000 Mercato Units sold upon the exercise in full of the underwriters’ over-allotment option), with each Mercato Unit consisting of one share of Mercato Class A Common Stock and one-half of one Public Warrant, generating gross proceeds of $230.0 million (before underwriting discounts and commissions and offering expenses). Simultaneously with the closing of the Mercato IPO (including the exercise in full of the underwriters’ over-allotment option), Mercato completed a private placement of 9,000,000 Private Placement Warrants issued to the Sponsor, generating total proceeds of $9.0 million. A total of $233.45 million of the net proceeds from the Mercato IPO and the private placement were placed in the Trust Account.

Prior to the consummation of the Mercato IPO, neither Mercato, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Mercato.

After the Mercato IPO was consummated on November 8, 2021, Mercato began contacting its prioritized targets.

Although Mercato was entitled to pursue a business combination in any industry or geographic region, it intended to focus its search for a target business operating in the software-as-a-service and consumer sectors. As part of this process, Mercato representatives considered nearly 400 companies that met its criteria. The entry into the Business Combination Agreement with Nuvini is a result of an extensive search for a potential transaction from these approximately 400 companies using the global network and investing and transaction experience of the Mercato Board and management team. Mercato conducted due diligence and discussions (including by participating in investor presentations) with the senior executives, stockholders or sponsors of, or investment advisors to, approximately 70 of such Business Combination candidates. Discussions with 12 of these companies advanced to the point where Mercato executed a confidentiality agreement with such candidates.

Each such confidentiality agreement was entered into on customary terms and conditions and, among other things, restricted the disclosure of confidential information and limited the rights of a party to use the confidential information except for the purpose of evaluating a possible transaction. None of the confidentiality agreements included a standstill agreement provision that would prevent Mercato from making an offer for the counterparty, or would prevent any party from making an offer for Mercato. Other than Nuvini and two other Business Combination candidates, Mercato did not proceed with the Business Combination candidates following initial due diligence, and did not submit formal indications of interest and/or draft letters of intent to any such Business Combination candidates.

Among other several potential targets, Mercato’s SPAC advisor, the Maxim Group, LLC (“Maxim Group”) was familiar with and introduced Mercato to Nuvini. On October 28, 2022, Mercato’s Chief Financial Officer, Scott Klossner, met by video conference with Nuvini’s Chief Executive Officer, Pierre Schurmann, to get to know and discuss Nuvini’s business.

On November 14, 2022, another video conference was held, this time between Mercato’s Chair and Chief Executive Officer, Dr. Greg Warnock, and Mr. Schurmann, for the purpose of Dr. Warnock introducing himself to Mr. Schurmann and discussing Nuvini’s business. On November 15, 2022, members of Mercato’s private equity team traveled to Sao Paulo, Brazil to meet with Nuvini’s management team in order to make personal introductions and continue to learn about Nuvini’s business. Mercato’s management team was introduced to several of Nuvini’s portfolio companies and XP Investments US, LLC, Nuvini’s financial advisors, to discuss Nuvini’s business and financing efforts.

During the week of November 15, 2022, the Mercato team conducted internal diligence of Nuvini’s business and discussed the possibility of a potential investment in or Business Combination with Nuvini. Nuvini disclosed that it had executed a letter of intent with another SPAC (“the Alternate SPAC”) in connection with another business combination opportunity.

Upon returning from its trip to Sao Paulo, Brazil, Mercato and Maxim Group discussed the potential of Nuvini. Due to the status of Nuvini at that time, it was decided to continue with background diligence of Nuvini but continue its search of a different target for a possible Business Combination.

On December 9, 2022, the Alternate SPAC issued a press release disclosing its intent not to move forward with a business combination with Nuvini, and on December 11, 2022, at Mercato’s request. Mr. Schurmann sent Mercato a written notice from Nuvini evidencing termination of the letter of intent with the Alternate SPAC.

On December 10, 2022, members of Mercato’s management held a teleconference with Mr. Schurmann to continue discussions of a potential Business Combination opportunity. Following this teleconference, Mercato and Nuvini executed a mutual non-disclosure agreement, and Mr. Klossner scheduled a second trip to Sao Paulo, Brazil on December 12, 2022 to meet with members of Nuvini’s management and conduct extensive diligence of Nuvini’s business and operations. During the in-person meetings in Sao Paulo, the management teams of Mercato and Nuvini discussed Nuvini’s financial status, controls and procedures. Mercato’s management team also had the opportunity to meet with members of Nuvini’s portfolio companies to learn about their businesses and discuss Nuvini’s broader human resources process. On December 14, 2022 and December 15, 2022, members of Mercato’s management team traveled to Joinville, Rio du Sol and Sao Paulo, Brazil, to hold meetings with the founders and executive officers of many of Nuvini’s portfolio companies to discuss an overview of the businesses. On December 16, 2022, Mercato and Nuvini held follow-up meetings with Nuvini’s finance and control teams to discuss Nuvini’s financial condition.

During the weeks from the execution of the non-disclosure agreement until the approval of the Business Combination Agreement, the management teams of Mercato and Nuvini met on a regular basis in order to review Nuvini Group’s technology and discuss the contemplated Business Combination transaction. During this time, members of Mercato’s management also reviewed reports generated by consulting firms, in which it was determined that Nuvini’s total addressable market in the Latin American market was approximately $115 billion. Mercato’s management team also conducted further diligence and observed the existence and growth of business-to-business software-as-a-service companies in Brazil and Latin America. Mercato ultimately determined that, as of February 2023, approximately 289 companies satisfied Nuvini’s requisite factors in identifying potential targets for size and growth.

After execution of the letter of intent and prior to the preparing an initial draft of the Business Combination Agreement, the parties determined that the proposed structure would afford the pro forma company the benefits of foreign private issuer status and that incorporation of the pro forma company in the Cayman Islands would provide a corporate structure that would be familiar to investors in the United States based on the number of Cayman-incorporated entities already listed on U.S. exchanges.

Additionally, following execution of the letter of intent, the attorneys for Mercato, which include Latham & Watkins, LLP (“Latham”), Maples Group in the Cayman Islands (“Maples”) and Machado, Meyer, Sendacz e

Opice Advogados in Brazil (“Machado”), and the attorneys for Nuvini, which include Mayer Brown LLP and Tauil & Chequer Advogados (an affiliate of Mayer Brown LLP) (collectively, “Mayer Brown”) and Carey Olsen in the Cayman Islands, had several discussions regarding the transaction structure and the documentation required for the transaction. Ultimately, Mercato and Nuvini mutually agreed that the listed company resulting from the business combination should be an entity incorporated under Cayman Islands law, given the familiarity of institutional investors with Cayman Islands corporate law and the existence of recent similar market precedents involving the listing of Cayman Islands holding vehicles.

On December 23, 2022, Mayer Brown delivered an initial draft of the Business Combination Agreement to Latham.

During the week of December 27, 2022, Mercato held a meeting with Nuvini, Embark Consulting LLC, financial adviser to Nuvini, and Deloitte Touche Tohmatsu Auditores Independentes Ltda., auditors to Nuvini, in which Nuvini’s financial condition and ongoing financial audit were discussed. Meetings were also held to initiate legal diligence and accelerate the business combination process. During the weeks of January 3, 2023 through February 6, 2023, additional virtual meetings were held between Mercato, Nuvini, and members of their respective advisors to continue legal and financial diligence discussions.

On January 5, 2023, Mercato engaged Ernst & Young (“EY”) to perform tax due diligence and to provide certain other services in connection with the potential business combination. These diligence efforts (i) included, among other actions, written diligence requests for documents and verbal questions and (ii) were based upon, among other things, Mercato’s and Nuvini’s responses to written and verbal questions.

On January 8, 2023, Mayer Brown delivered a revised draft of the Business Combination Agreement to Latham, which draft reflected, among other changes, revisions to the ownership structure of Nuvini in contemplation of the Business Combination and mechanics for the Extension Period.

On January 10, 2023, Nuvini delivered to Mercato materials related to Nuvini’s pipeline and deal flow databases. Mercato’s diligence of Nuvini’s execution of its investment thesis ensued.

On January 11, 2023, Mayer Brown delivered an initial draft of the Contribution Agreement to Latham.

On January 13, 2023, Mayer Brown provided Nuvini’s disclosure schedules in connection with the Business Combination Agreement to Latham. Representatives of Mayer Brown and Latham continued to exchange drafts of the disclosure schedules up through the time the Business Combination Agreement was executed on February 26, 2023.

On January 16, 2023, Mayer Brown delivered an initial draft of the proposed New Nuvini Articles to Latham.

On January 17, 2023, Latham delivered a revised draft of the Business Combination Agreement to Mayer Brown. Among other things, the revised draft of the Business Combination Agreement reflected additional restrictions on the conduct of the businesses of Nuvini and its subsidiaries during the period from signing the Business Combination Agreement through the date of closing (the “interim period”) and modified the scope of representations and warranties of Nuvini.

On January 18, 2023, Mercato filed the extension proxy statement.

During the week of January 23, 2023, members of Nuvini’s management and Mr. Klossner held meetings with institutional investors in order to solicit interest in a potential investment. Mercato and Nuvini concurrently held separate meetings to discuss audit and financial updates, and Mercato expanded its diligence of Nuvini’s business by meeting with management of several of Nuvini’s portfolio companies. These meetings discussing the individual risks and opportunities of Nuvini’s portfolio companies continued into the week of February 2, 2023, which also included separate discussions between Mr. Schurmann and members of Mercato’s management to determine the board composition of the combined company’s board of directors.

On January 24, 2023, Latham delivered initial drafts of the Sponsor Support Agreement, the Lock-up Agreement and the Registration Rights Agreement to Mayer Brown. On the same day, Latham provided Mercato’s disclosure schedules in connection with the Business Combination Agreement.

On February 1, 2023, Mayer Brown delivered a revised draft of the Business Combination Agreement to Latham. Among other things, the revised draft of the Business Combination Agreement reflected a revised calculation of the per share consideration to be received by the Nuvini Shareholders which contemplated that the per share value of Nuvini would be calculated using Nuvini’s equity value and the exercise price that would be payable for all Nuvini Options and Nuvini Warrants. The revised draft also described the proposed treatment of Nuvini Options and contemplated that the Nuvini Options would convert to New Nuvini Options on the same terms and conditions as the underlying Nuvini Options. Also, the revised draft modified the scope of representations and warranties of Nuvini and Mercato.

On February 3, 2023, Mercato convened the extension meeting and Mercato’s stockholders approved the extension proposal. Mercato stockholders holding 18,699,637 shares of Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $193.2 million was removed from the Trust Account to pay such redeeming holders. On February 7, 2023, Mercato filed the extension amendment to its Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Extension Amendment extends the date by which Mercato must consummate its initial business combination from February 8, 2023 to July 8, 2023 and allows Mercato, without another stockholder vote, to elect to extend the termination date to consummate a business combination on a monthly basis up to five times by an additional one month each time after July 8, 2023, by resolution of the Mercato Board, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable termination date, until December 8, 2023 or a total of up to ten months after the original termination date, unless the closing of a business combination shall have occurred prior thereto.

On February 6, 2023, Mayer Brown delivered a revised draft of the Sponsor Support Agreement to Latham. The revised draft of the Sponsor Support Agreement reflected, among other changes, the removal of an early release, applicable in certain circumstances, of the post-closing lockup of Sponsor’s and certain insiders’ New Nuvini Ordinary Shares and the removal of certain indemnification rights of Sponsor.

During the week of February 6, 2023, Mr. Schurmann traveled to Salt Lake City, Utah to meet with members of Mercato’s management team. During these meetings, Nuvini and Mercato discussed the financial models and projections and the proposed pipeline of the combined company. On February 8, 2023, the Mercato Board convened to discuss the results of the extension meeting and recent meetings between Nuvini’s and Mercato’s management. Additionally, on February 13, 2023, Mercato completed its individual meetings with and diligence of Nuvini’s employees.

Throughout the following three weeks, Latham, on the one hand, and Mayer Brown, on the other hand, continued to exchange numerous revised drafts of the Business Combination Agreement and related documents, including the Contribution Agreement, the New Nuvini Articles, the Sponsor Support Agreement, the Lock-up Agreement and the Registration Rights Agreement to negotiate and resolve various issues raised by Mercato and Nuvini and reflect such changes to the terms of the Business Combination and related documents, including, among other things, with respect to: (i) the representations, warranties and covenants of Nuvini in light of Mercato’s due diligence review, (ii) the conversion of Nuvini’s securities and the capitalization of New Nuvini post-Closing, (iii) the treatment of Nuvini Options and Nuvini Warrants, (iv) the structure of Nuvini’s equity incentive plan, (v) the treatment of New Nuvini Ordinary Shares that will be issued under Nuvini’s equity incentive plan, (vi) the treatment of certain specified indebtedness of Nuvini, (vii) certain indemnification rights of the Sponsor and (viii) provisions relating to the tax impact of the Business Combination on the shareholders of

Mercato and New Nuvini and the circumstances under which, and the extent to which, the Sponsor and the other Mercato stockholders party to the Sponsor Support Agreement would be permitted to sell their respective New Nuvini Ordinary Shares prior to the expiration of the applicable lock-up period. Over the same period of time, the representatives of Latham, Machado and Maples had regular contact with Mercato to discuss the terms of, and keep Mercato apprised of the status of, the Business Combination Agreement and related documents.

On February 21, 2023, Mayer Brown delivered a revised draft of the Business Combination Agreement to Latham. Among other things, the revised draft of the Business Combination Agreement reflected expanded circumstances in which Nuvini would have the right to terminate the Business Combination Agreement, removed Nuvini’s obligations to reduce certain specified indebtedness prior to the closing of the Business Combination, revised the treatment of Nuvini Options and Nuvini Warrants, and addressed the structure of Nuvini’s equity incentive plan and the treatment of New Nuvini Ordinary Shares that will be issued under Nuvini’s equity incentive plan. On the same day, Mr. Warnock and Mr. Schurmann discussed the foregoing material changes that were made in the revised draft of the Business Combination Agreement.

On February 24, 2023, Latham delivered a revised draft of the Sponsor Support Agreement to Mayer Brown. The revised draft of the Sponsor Support Agreement reflected, among other changes, an early release of the post-closing lockup of up to 50% of Sponsor’s and certain insiders’ New Nuvini Ordinary Shares in certain circumstances and a more limited scope from the initial proposal of New Nuvini’s indemnity obligations with respect to certain losses or damages incurred by the Sponsor and it members managers and officers.

Between February 24, 2023 and February 26, 2023, representatives of Latham, on the one hand, and representatives of Mayer Brown, on the other hand, exchanged further drafts of the Business Combination Agreement and related documents and held several calls to negotiate and resolve outstanding items.

In connection with the negotiation of the Business Combination Agreement and related documents, during the period beginning January 28, 2023 through February 24, 2023, Mercato and representatives of each of Latham and Machado continued to hold regular calls to discuss legal due diligence findings.

Between February 16, 2023 and February 24, 2023, there were frequent conversations between Mr. Warnock, Mr. Klossner and Mr. Schurmann related to the various outstanding business issues to be resolved in the Business Combination Agreement and related documents, as well as due diligence findings. The principal issues raised on these calls related to (i) to the circumstances in which Nuvini would be permitted to terminate the Business Combination Agreement, (ii) Nuvini’s obligations to reduce certain specified indebtedness prior to the closing of the Business Combination, (iii) the treatment of Nuvini Options and Nuvini Warrants under the proposed capital structure of the combined company, (iv) the structure of Nuvini’s equity incentive plan and the treatment of New Nuvini Ordinary Shares that would be issued under Nuvini’s equity incentive plan and (v) the scope of indemnification of the Sponsor that would be included in the Sponsor Support Agreement.

On February 23, 2023, Mayer Brown delivered a draft of the Nuvini Holders Voting and Support Agreement, the terms of which were primarily based on the terms of the Sponsor Support Agreement which were negotiated between the parties during the preceding weeks in January and February.

On February 24, 2023, the Mercato Board held a special meeting by video conference. Also in attendance were members of Mercato management, and representatives of Latham. After considerable review of the information presented to the Mercato Board, the Mercato Board unanimously approved the Business Combination Agreement and the other transaction documents related thereto. The Mercato Board’s decision to ultimately pursue the Business Combination with Nuvini over other potential targets was generally the result of, but not limited to, the Mercato’ Board’s determination that Nuvini is well-positioned to take advantage of a significant market arbitrage and continue to scale as it acquires additional companies for its portfolio, making it a desirable business combination target.

On February 26, 2023, the parties executed the Business Combination Agreement.

Before the market opened on February 27, 2023, Mercato and Nuvini issued a press release announcing the Business Combination together with the execution of the Business Combination Agreement, and after the market closed on February 27, 2023, Mercato filed with the SEC a Current Report on Form 8-K announcing the execution of the Business Combination Agreement.

Mercato Board’s Reasons for Approval

The Mercato Board, in evaluating the Business Combination, consulted with Mercato’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the Business Combination and the transactions contemplated thereby are advisable and in the best interests of Mercato and its stockholders and (ii) to recommend that its stockholders adopt and approve the Business Combination, and the transactions contemplated thereby, the Mercato Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Mercato Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Mercato Board viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Mercato Board’s reasons for approval of the Business Combination, and the transactions contemplated thereby, and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The Mercato Board and management also considered the general criteria and guidelines that Mercato believed would be important in evaluating prospective target businesses as described in the prospectus for its initial public offering. The Mercato Board also considered that Mercato could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, Mercato stated that it intended to focus primarily on acquiring a company or companies that possess some or all the following characteristics, although Mercato indicated that it may enter into a business combination with a target business that does not meet these criteria or guidelines:

•	operates in technology or branded consumer products sector;

•	observes compelling revenue growth rate;

•	demonstrates profitable unit economics;

•	offers disruptive technology or business model;

•	led by innovative management team with growth mindset; and

•	operates in underserved, high-growth regions of the United States, with favorable population dynamics, well-educated workforces, entrepreneurial cultures and supportive local government.

In considering the Business Combination, the Mercato Board determined that the Business Combination was an attractive business opportunity that met the majority of the criteria and guidelines above, although not weighted or in any order of significance. Although Nuvini S.A. focuses on acquiring, managing and accelerating growth of portfolio companies, the Nuvini Acquired Companies are SaaS businesses within the broader technology industry. Furthermore, due to market circumstances, Mercato’s management expanded its target search globally, but adhered to identifying a target in an underserved, high-growth region with certain favorable characteristics.

In approving the Business Combination, the Mercato Board determined not to obtain a fairness opinion. The officers and directors of Mercato have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background and sector expertise enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Mercato’s officers and directors have substantial experience with mergers and acquisitions.

The Mercato Board considered several factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•

Scalable Merger and Acquisition Strategy to Maximize Inorganic Growth. The Nuvini Group has demonstrated an ability to drive its growth with strategic M&A that has added to the capabilities and scope of its platform, while also successfully integrating and transforming the growth and profitability profiles of Nuvini Acquired Companies. Nuvini S.A. has targeted companies to acquire that generate small but predictable streams of cash flows. As a portfolio, the Nuvini Acquired Companies could benefit from the diversity of serving thousands of customers across multiple verticals. This may continue to be enhanced as New Nuvini acquires more companies with similar profiles across Brazil and potentially all of Latin America. Because of the relatively limited availability and structure of capital in Latin America, Nuvini targets companies utilizing the Rule of 40 (last-twelve-months growth rate + last-twelve-months EBITDA %) as opposed to companies targeting growth at the expense of excessive cash burn. To date, there have been seven strategic acquisitions. Nuvini S.A. has retained the majority of management teams from each Nuvini Acquired Company, which has allowed Nuvini S.A. to retain the knowledge to manage and continue to grow these companies. As of February 2023, Nuvini S.A. has approximately 289 target companies, 127 analyzed companies and 17 companies in the current engaged pipeline. Nuvini aims to acquire approximately four or more companies each year.

•

Large and Growing Regional Market Opportunity. The Latin American SaaS sector is expected to grow rapidly within the coming years. In 2019, the Latin American SaaS sector was approximately $2.5 billion and it is expected to grow up to $13.9 billion in 2026. This amounts to an approximate 28% CAGR growth from 2019 to 2026. Nuvini S.A. anticipates factors such as the shift to cloud-based technologies, untapped market opportunities, scalability, flexibility and low barriers to entry will contribute to this growth.

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Acceleration of Organic Growth of the Nuvini Acquired Companies. The Nuvini Group intends to grow organically by accelerating the Nuvini Acquired Companies’ growth in less saturated markets; potentially increasing efficiency, and improving margins; capitalizing on available cross-selling opportunities between the Nuvini Acquired Companies, and adding fintech solutions to the Nuvini Acquired Companies where available. Nuvini S.A. has a track record of buying companies below the median market multiples for software companies in the United States, where New Nuvini will be trading in the public market. Nuvini has several competitors that currently acquire companies at revenue and EBITDA multiples higher than median market multiples and the historical multiples for Nuvini S.A. New Nuvini has the potential to take advantage of a significant market arbitrage opportunity.

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Expansion of Proprietary Products and Solutions. The Nuvini Group aims to accelerate the expansion of the Nuvini Acquire Companies’ proprietary SaaS software solutions. The Nuvini Group believes that certain of the Nuvini Acquired Companies’ customers will naturally migrate away from third-party product offerings to the Nuvini Acquired Companies’ proprietary solutions. In this way, the Nuvini Group expects to be able to extract further value from the Nuvini Acquired Companies’ customer portfolio, with its legacy business serving as a strong source of referrals for its proprietary platforms and solutions.

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Geographic Expansion in Brazil, Latin America and Beyond. The Nuvini Group intends to pursue geographic expansion through focusing on increasing penetration in Brazil and potentially the countries in Latin America, while expanding into new countries with similar profiles globally. The Nuvini Group believes that this increased global penetration will be driven by the expansion of Latin America-based customers who decide to expand their operations outside of their local geographies, as well as multinationals that develop a software solution to serve their Latin American operations and then seek to implement it across their operations around the globe. The Nuvini Group believes it is well-positioned to capture this global expansion trend with a portfolio of products with global reach, internationally competitive pricing and the ability to provide 24x7 support.

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Experienced, Founder-Led Management Teams. The Nuvini Group is led by co-founders Pierre Schurmann and Luiz Busnello who have expertise across technology, SaaS services, acquisition strategies, and investing in B2B technology companies. The Nuvini Group’s reputation and experience help provide early access to potential high-growth opportunities across Brazil, which may provide a competitive advantage even if new competitors emerge across Latin America. In addition, each Nuvini Acquired Company has experienced management teams operating in each of its respective SaaS companies, backed by Nuvini S.A.’s infrastructure. Nuvini S.A. provides financial and strategic expertise with respect to capital allocation, acquisitions, finance, tax, compensation policy and recruitment.

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Platform for Future Development and Expansion. Public company status, combined with the capital from the Business Combination, and liquid securities are expected to provide New Nuvini with a strong platform for further developing and expanding its current platform, including through strategic acquisitions.

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Stockholder Liquidity. The Business Combination Agreement includes an obligation to have the New Nuvini Ordinary Shares issued as consideration listed on Nasdaq, a major U.S. stock exchange, which the Mercato Board believes has the potential to offer shareholders greater liquidity.

•

Attractive Valuation. The Mercato Board believes Nuvini’s implied valuation following the Business Combination relative to the current valuations experienced by comparable publicly traded companies in the Software as a Service(SaaS) sector is favorable for Mercato and its stockholders.

•

Due Diligence. Mercato has conducted due diligence examinations of the Nuvini Group, including financial, accounting, tax, legal, industry, geographical and technical due diligence, as well as discussions with the Nuvini Group’s management and financial, legal and other advisors including discussions with management of each of the Nuvini Acquired Companies.

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Lock-Up. Certain stockholders of Nuvini have agreed to be subject to a one-year lockup (subject to early release in certain cases) in respect of their Nuvini Ordinary Shares following the closing of the Business Combination.

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Other Alternatives. The Mercato Board believes, after a thorough review of other business combination opportunities reasonably available to Mercato, that the Business Combination represents the best potential business combination for Mercato and the most attractive opportunity for Mercato’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and the Mercato Board’s belief that such process has not presented a better alternative.

•	Negotiated Transaction. The financial and other terms of the Business Combination Agreement are reasonable and were the product of arm’s-length negotiations between Mercato and Nuvini.

The Mercato Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

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Rapidly Evolving Technologies and Markets. Nuvini operates in an industry that is characterized by rapid technological change, new features, tools, solutions and strategies, as well as evolving legal and regulatory requirements, changing customer needs and a dynamic competitive market. Failing to adapt as technologies and markets evolve could materially and adversely affect Nuvini’s market position and business.

•

Ability to Acquire Companies. Nuvini’s growth strategy is based, in part, on expanding its portfolio of profitable SaaS businesses at attractive valuations. A lack of availability or an inability to find sufficient companies that fit the target profile that are willing to be acquired at an attractive valuation multiple could be harmful to Nuvini’s business.

•

Competition. The markets in which Nuvini operates are highly competitive, and certain direct competitors have completed a higher volume of acquisitions and potential SaaS business targets may pursue their own strategic acquisitions, joint ventures, investments or alliances that may compete with the Nuvini Acquired Companies and Nuvini’s approach to acquiring businesses. Certain of these competitors may have significantly greater resources than Nuvini to develop new or innovative solutions.

•

Ability to Expand in Brazil and Latin America. Nuvini’s growth strategy is based, in part, on expanding its portfolio of SaaS businesses in Brazil and throughout Latin America. It is uncertain whether these regions will provide the opportunities for expansion that Nuvini currently expects, as well as how rapidly these opportunities may materialize, if at all. Today, all of the Nuvini Acquired Companies are headquartered in Brazil.

•	Public Company Systems. The need to update Nuvini’s financial systems, controls and operations necessary for a public company, including the costs related thereto.

•

Increased Regulation. Regulation in Nuvini’s industry, particularly with respect to data protection, could increase, which may limit Nuvini’s ability to grow or require Nuvini to incur significant additional costs to comply.

•

Loss of Key Personnel. Key personnel in Nuvini’s industry is vital and competition for such personnel is intense. In particular, the founders who are members of the leadership team are critical to Nuvini’s overall management, as well as the continued development of its solutions, culture and strategic direction. The loss of any key personnel could be harmful to Nuvini’s business.

•	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on New Nuvini’s revenues.

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•

Redemption Risk. The potential that a significant number of Mercato stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Mercato Certificate of Incorporation, which would potentially make the Business Combination more difficult or impossible to complete.

•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Mercato’s control.

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	No Third-Party Valuation. The risk that Mercato did not obtain a third-party valuation or fairness opinion in connection with the Merger.

•

Limitations of Review. Limits of the due diligence performed by Mercato’s management and outside advisors and the inherent risk that even a thorough review may not uncover all potential risks of the business, which if realized, may impact the value of the business.

•

Liquidation of Mercato. The risks and costs to Mercato if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Mercato being unable to effect a business combination by July 8, 2023 (or December 8, 2023, subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation).

•	Mercato Stockholders Receiving Minority Position. The fact that existing Mercato stockholders will hold a minority position in the combined company.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•	Going Concern. The fact that Nuvini S.A.’s management and its auditors have expressed doubts about Nuvini’s ability to continue as a going concern.

•

Tax Treatment. The fact that the Merger is expected to be a taxable transaction for U.S. federal income tax purposes in which gain or loss may be recognized, the potential application of the 1% “stock buyback” excise tax to transactions undertaken by Mercato in connection with the Business Combination, and the uncertainty and material risk as to whether New Nuvini could be treated as a U.S. corporation (or, alternatively, as a “surrogate foreign corporation”) following the Business Combination under Section 7874 of the Code.

In addition to considering the factors described above, the Mercato Board also considered other factors including, without limitation:

•

Interests of Certain Persons. Some officers and directors of Mercato may have interests in the Business Combination, including via Founder Shares or anticipated membership on the New Nuvini board following the completion of the Business Combination. See the section titled “Proposal One—The Business Combination Proposal—Interests of Certain Persons in the Transactions.” Mercato’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Mercato board of directors, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. The Mercato Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for Mercato’s initial public offering or included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination by Mercato with any other target business or businesses and (iii) a significant portion of the consideration to Mercato’s directors and executive officers was structured to be realized based on future stock performance; and

•

Other Risks. Various other risks associated with Nuvini’s business and the Business Combination, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The Mercato Board concluded that the potential benefits that it expected Mercato and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Mercato Board unanimously determined that the Business Combination Agreement and the Business Combination contemplated therein were advisable, fair to and in the best interests of Mercato and its stockholders.

Certain Unaudited Projected Financial Information

In connection with the Business Combination, Mercato management presented certain forecasted financial information regarding the Nuvini Group to the Mercato Board, which was internally prepared and provided by the Nuvini Group. Nuvini S.A. provided Mercato with its internally prepared forecasts for each of the years in the two-year period ending December 31, 2024 (the “Projections”). Mercato management reviewed the Projections and presented key elements of the Projections to the Mercato Board as part of the Mercato Board’s review and subsequent approval of the Business Combination. Nuvini S.A. and Mercato do not, and New Nuvini will not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of future performance, revenue, financial condition or other results. However, in connection with the Business Combination, Mercato management used the Projections set forth below as part of its comprehensive analysis, and the Projections are included in this proxy statement/prospectus solely to provide Mercato stockholders with access to information made available in connection with the Mercato Board’s consideration of the proposed Business Combination. The Projections were prepared solely for internal use and not with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation or presentation of prospective financial information, but, in the view of Nuvini S.A.’s management team, were prepared on a reasonable basis, reflect the best currently available estimates and judgments and present, to the best of Nuvini S.A. management’s knowledge and belief, the expected course of action and the expected future financial performance of New Nuvini. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Projections.

Neither Nuvini S.A.’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the prospective financial information.

The Projections were prepared in good faith by Nuvini S.A. management, based on their reasonable estimates, beliefs and assumptions with respect to the expected future financial performance of New Nuvini based on available information and Nuvini S.A.’s growth strategy at the time the Projections were prepared and speak only as of that time. The Projections have not been prepared in accordance with IFRS and, therefore, their presentation differs from the presentation of historical combined financial information of Nuvini S.A., including historical Non-GAAP measures, included elsewhere in this proxy statement/prospectus, and may not be fully comparable to similar financial measures for subsequent periods. The inclusion of Projections in this proxy statement/prospectus should not be regarded as an indication that Nuvini S.A., New Nuvini, Mercato or their respective boards of directors, affiliates, advisors or other representatives considered, or now consider, such Projections necessarily to be predictive of actual future results. The Projections in this proxy statement/prospectus are not provided to induce any Mercato stockholders to vote in favor of or against the Business Combination.

New Nuvini will not refer back to the Projections in any future periodic reports it will file under the Exchange Act. The Projections are forward-looking and reflect numerous estimates, beliefs and assumptions, including, but not limited to, general business, economic, regulatory, market and financial conditions, as well as assumptions about competition, future performance and matters specific to the Nuvini Group’s businesses, all of which are difficult to predict and many of which are beyond Nuvini S.A.’s and Mercato’s control. In particular, the Projections reflect Nuvini S.A.’s beliefs and expectations regarding the expected growth of the Latin American SaaS market and its ability to acquire companies in that market, and such beliefs and expectations may not correspond with actual future results. The Projections are inherently subject to significant uncertainties and contingencies, many of which are beyond Nuvini S.A.’s control, including those described or incorporated by reference in the sections entitled “Risk Factors,” “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements,” which you are urged to review. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. These Projections are subjective in many respects and, thus, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to the Mercato Board in connection with its review of the proposed Business Combination. Nuvini S.A. believes the assumptions described above underlying the Projections were reasonable at the time the Projections were prepared, given the information and business strategy Nuvini S.A. had at that time. However, there are important factors that may affect actual results and cause the results reflected in the Projections not to be achieved including, among other things, risks and uncertainties relating to the Nuvini Group’s businesses, industry performance, and general business and economic conditions, such as the ongoing impacts of the COVID-19 pandemic and political and macroeconomic factors. In addition, the amount and quality of future acquisitions that Nuvini S.A. will be able to consummate will strongly impact actual results in a way that could be materially different from the Projections. The Projections also reflect assumptions about certain business decisions and strategies that are subject to change. Furthermore, Nuvini S.A.’s management has expressed doubts about Nuvini S.A.’s ability to continue as a going concern. See “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Going Concern, Liquidity and Capital Resources—Going Concern.” In addition, Nuvini S.A. has substantial near-term obligations relating to deferred and contingent consideration and debt maturities. Nuvini S.A. is also not currently in compliance with the covenants pursuant to its Debentures and if the Debenture Holders do not continue to waive such covenants, the debt may be accelerated and come due immediately. If Nuvini S.A. does not generate adequate cash flow through organic and inorganic growth, or obtain additional financing, it may not be able to service such obligations and may be forced to sell assets or otherwise liquidate.

BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR NUVINI S.A., MERCATO AND NEW NUVINI UNDERTAKE NO OBLIGATIONS AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE. NONE OF NUVINI S.A., MERCATO AND NEW NUVINI NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OF NUVINI S.A., MERCATO AND NEW NUVINI STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE FINANCIAL PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

THE PROJECTIONS DO NOT NECESSARILY REPRESENT THE CURRENT VIEW OF THE BUSINESS BY NUVINI S.A. MANAGEMENT AND SHOULD NOT BE VIEWED AS AN INDICATOR OF NEW NUVINI’S FUTURE PERFORMANCE. THE PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS IN MAKING A DECISION REGARDING THE PROPOSED BUSINESS COMBINATION, AS THE PROJECTIONS MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS.

The Mercato Board considered the Projections in reais. The key assumptions of the Projections provided by Nuvini S.A. management to the Mercato Board are summarized in the table below.

Assumption	Description
• Operating growth levers

•  The ability to acquire at least four profitable SaaS companies each fiscal year (in addition to the SmartNX acquisition consummated in January 2023)

•  The capacity to leverage Nuvini S.A.’s growth model and accelerate growth at the Nuvini Acquired Companies

•  The capacity to increase prices in line with inflation

Assumption	Description

•  The capacity to generate recurring revenue by offering contracts through a subscription model across all markets where Nuvini Acquired Companies hold activities

•  The capacity to hire, train and retain key people and a specialized field workforce

• Costs and expenditures

•  The capacity to dilute fixed costs, considering that as New Nuvini grows, costs categorized as fixed costs would grow at a lower rate than net revenues, which would contribute to a gradual recovery in Adjusted EBITDA margins from 2023 onwards

•  A projected cost of debt similar to or lower than the cost of debt of Nuvini S.A.’s existing indebtedness

•  Working capital consistent with current business dynamics, with the main account being receivables

•  Capital expenditures driven mostly by M&A activity, investments in the growth of existing operations and maintenance related to capital expenditures. Maintenance related capital expenditures are expected to be consistent with the expected property, plant & equipment useful life of five to six years.

• Funding

•  Assumes proceeds, net expenses, from the Business Combination will be approximately R$300 million (or $65 million), including assumed net proceeds from the PIPE Investments of approximately R$200 million (or $40 million)

•  The Debenture Holders will continue to waive compliance with the covenants in those instruments

• Acquisitions projections and pipeline

•  Considers an acquisition rate of four companies per year (based on Nuvini S.A.’s goal)

•  Nuvini Acquired Companies’ contributions to revenue and Adjusted EBITDA are estimated based on the average financial figures of companies being considered in the late stages of Nuvini’s acquisition pipeline as of Q4’22

•  For the Nuvini Acquired Companies over 2023-2024, average gross revenues of at least R$20 million, and an increase in the average Adjusted EBITDA Margin from 22% in 2023 to 30% in 2024

The Projections were prepared assuming continued growth and acquisitions in line with Nuvini S.A.’s goals. Nuvini S.A. believes that the Latin American SaaS market will continue to grow up to $13.9 billion by 2026 as markets move toward cloud based technologies, starting from $2.5 billion in 2019. Nuvini S.A.’s expected acquisitions and growth projections are based on the overall Latin American SaaS market’s growth.

Additionally, the Projections assume Nuvini S.A. will have sufficient liquidity to satisfy its cash requirements in the Projections below. To the extent the proceeds from the proposed Business Combination and related transactions will not satisfy such requirements, Nuvini S.A. will need to obtain financing from additional sources, including in a No Further Redemption Scenario. There are currently no commitments in place for such financing and there can be no guarantee that such financing will be available, or that Nuvini S.A. will be able to obtain such financing on attractive terms. If New Nuvini issues additional equity in the future, including as consideration for acquisitions, such issuances will result in additional dilution to the shareholders of New Nuvini.

Nuvini S.A. management believes the estimated growth is [state amount/period]                given the Nuvini Group’s historical actual [increase/decrease] in revenue of approximately     % from the year ended December 31, 2021 to the year ended December 31, 2022. Furthermore, Nuvini S.A.’s estimates represent growth based on at least four acquisitions per year from a target pool of 1,500 companies that fit the Nuvini S.A. growth framework in Brazil.

The key elements of the Projections provided to the Mercato Board, are summarized in the tables below:

	2023(1)		2024(1)
Net Operating Revenue(2)	R$	206.4	R$	344.1
Gross Profit	R$	131.2	R$	226.7
Gross Profit Margin		64%		66%
EBITDA(3)	R$	29.6	R$	86.4
EBITDA Margin (4)		14%		25%
Adjusted EBITDA(5)	R$	35.1	R$	91.2
Adjusted EBITDA Margin(6)		17%		27%
Free Cash Flow(7)	R$	386.5	R$	82.9

(1)

The Projections for the years ending December 31, 2023 and 2024 set forth herein have been prepared by, and are the responsibility of, Nuvini S.A. management and are based on a number of assumptions. You should not place undue reliance on these Projections. The Projections were based on unaudited financial information for Nuvini S.A. No audited financial information for Nuvini S.A. was available at the time of the preparation of the Projections, and the Projections have not been updated in connection with any audit adjustment. Neither Nuvini S.A.’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

(2)	Considers an acquisition rate of four companies per year (based on Nuvini S.A.’s goal), as well as % growth per year of Nuvini Acquired Companies.
(3)	Nuvini S.A. calculates EBITDA as income (loss) for the year before income tax, net, financial income and expenses, net, amortization and depreciation.
(4)	Nuvini S.A. calculated EBITDA Margin as EBITDA divided by net operating revenue.
(5)	Nuvini S.A. calculates Adjusted EBITDA as income (loss) for the year before income tax, net financial income and expenses, net, amortization and depreciation, and impairment of goodwill.
(6)	Nuvini S.A. calculates Adjusted EBITDA Margin as Adjusted EBITDA divided by net operating revenue.
(7)	Nuvini S.A. calculates Free Cash Flow as cash flow from operating activities, less capital expenditures, including business acquisitions.

Because the Projections were prepared for use by the parties in connection with the proposed Business Combination and not for financial reporting purposes, they were not prepared and are not presented in the same manner as Nuvini S.A.’s audited consolidated financial information included elsewhere in this proxy statement/prospectus. Specifically, the Projections utilize line items that are different from, and are not directly comparable to the presentation of Nuvini S.A.’s audited historical consolidated financial information presented under IFRS under “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operation” and its audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The Projections also include certain financial measures not presented in accordance with IFRS, including but not limited to, Free Cash Flow, EBITDA and certain ratios and other metrics derived therefrom. Nuvini S.A. defines Adjusted EBITDA as income (loss) of the year before (i) amortization and depreciation, (ii) net finance income

(costs) and (iii) income tax credit. Nuvini S.A. defines Free Cash Flow as cash flows from operating activities less capital expenditures, including business acquisitions. These non-GAAP financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing Nuvini S.A.’s financial results. Additionally, due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Nuvini S.A. is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Therefore, these measures should not be considered in isolation or as an alternative to net loss, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that Nuvini S.A.’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Nuvini S.A. believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Nuvini S.A.’s financial condition and results of operations. Nuvini S.A. believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Nuvini S.A’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures.

Interests of Certain Persons in the Transactions

In considering the recommendation of the Mercato Board to vote in favor of the Business Combination, Mercato stockholders should be aware that aside from their interests as stockholders, the Sponsor and permitted transferees and Mercato’s officers and directors have interests in the Transactions that are different from, or in addition to, those of other Mercato stockholders generally. The Mercato Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to Mercato stockholders that they approve the Business Combination Proposal. Mercato stockholders should take these interests into account in deciding whether to approve the Business Combination Proposal.

These interests include the fact that:

•	the Sponsor and its permitted transferees have agreed not to redeem any shares of Mercato Common Stock in connection with a stockholder vote to approve a proposed initial business combination;

•

the Sponsor paid an aggregate of $25,000 for the Founder Shares and such securities will have a significantly higher value at the time of the Business Combination which, if unrestricted and freely tradable, would be valued at approximately $                 , based on the closing price of Mercato Class A Common Stock of $                 on Nasdaq on                 , 2023, but given the transfer restrictions on such shares, Mercato believes such shares have less value;

•

the Sponsor and its permitted transferees have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Mercato fails to complete an initial business combination by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation;

•	the Registration Rights Agreement and Lock-Up Agreement will be entered into by the Sponsor upon the closing of the Business Combination;

•	the Sponsor paid an aggregate of $10,050,000 for its 10,050,000 Private Placement Warrants with an aggregate market value of approximately $ based on the closing price of the Public Warrants

of $                 on Nasdaq on                 , 2023, and that such Private Placement Warrants will expire worthless if a business combination is not consummated by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation;

•

the Sponsor has made a loan of $                to Mercato and may convert up to $1,500,000 of the loan into            warrants on the same terms as the Private Placement Warrants (as contemplated by the Mercato Warrant Agreement pursuant to which the Private Placement Warrants were issued) at the same time the Business Combination is completed. Such warrants would have an aggregate market value of approximately $                 based on the closing price of the Public Warrants of $                 on Nasdaq on                 , 2023;

•

the Sponsor has the right to receive                New Nuvini Ordinary Shares with an aggregate market value of approximately $                 based on the closing price of Mercato Class A Common Stock of $                 on Nasdaq on                 , 2023, subject to certain lock-up periods;

•

the indemnification of Mercato’s existing directors and officers will continue after the Business Combination and a “tail” or “runoff” directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the closing of the Business Combination for Mercato’s directors’ and officers’ liability insurance will be purchased, and maintained after the Business Combination;

•

the Sponsor and Mercato’s officers and directors will lose their entire investment in Mercato and will not be reimbursed for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account if an initial business combination is not consummated by July 8, 2023, pursuant to Mercato’s or Nuvini’s termination right, and subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation. Mercato’s officers and directors do not currently have any unreimbursed out-of-pocket expenses and do not expect to incur any out-of-pocket expenses for which they are entitled to reimbursement;

•

if the Trust Account is liquidated, including in the event Mercato is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Mercato to ensure that the proceeds in the Trust Account are not reduced below $10.15 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Mercato has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Mercato, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the Sponsor has invested an aggregate of $                (in respect of the Founder Shares, the Private Placement Warrants and a loan of $                 ) that will have zero value in the event Mercato is not able to complete a business combination; and

•	the Sponsor and its affiliates can earn a positive return on their investment, even if the Public Stockholders have a negative return on their investment in New Nuvini.

Redemption Rights

Pursuant to the Mercato Certificate of Incorporation, Public Stockholders may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Mercato Certificate of Incorporation. As of                 , 2023, this would have amounted to approximately $                 per share. If a Public Stockholder exercises its redemption rights, then such holder will be exchanging its shares of Mercato Class A Common Stock for cash and will not own shares of New Nuvini following the closing of the Business Combination. Such a holder will be entitled to receive cash for its shares of Mercato Class A Common Stock only if it properly demands redemption and delivers its shares (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Notwithstanding the foregoing, a holder of the shares of Mercato Class A Common Stock, together with any of its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than fifteen percent (15%) of the shares of Mercato Class A Common Stock included in the Mercato Public Units sold in the Mercato IPO. Accordingly, all shares of Mercato Class A Common Stock in excess of the 15% threshold beneficially owned by a Public Stockholder or group will not be redeemed for cash.

Mercato has no specified maximum redemption threshold under the Mercato Certificate of Incorporation, other than the aforementioned 15% threshold. Each redemption of shares of Mercato Class A Common Stock by Public Stockholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $                 as of                 , 2023. The Business Combination Agreement provides that Nuvini’s obligation to consummate the Business Combination is conditioned on satisfaction of the Minimum Cash Condition (after giving effect to any redemptions by Public Stockholders in connection with the Business Combination). The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. In no event will Mercato redeem its shares of Mercato Class A Common Stock in an amount that would cause its (or New Nuvini’s after giving effect to the transactions contemplated by the Business Combination Agreement) net tangible assets to be less than $5,000,001, as provided in the Mercato Certificate of Incorporation. Public Stockholders who wish to redeem their shares of Mercato Class A Common Stock for cash must refer to and follow the procedures set forth in the section entitled “The Special Meeting of Mercato Stockholders—Redemption Rights” in order to properly redeem their shares of Mercato Class A Common Stock.

Holders of Public Warrants will not have redemption rights with respect to such warrants.

Shares of Mercato Class A Common Stock that are owned by Public Stockholders who do not elect to have their shares redeemed for cash are subject to dilution by other securities being issued in the Business Combination.

The amount of dilution incurred by shares of Mercato Class A Common Stock that are owned by Public Stockholders who do not elect to have their shares redeemed for cash will depend on the number of shares that are redeemed. See “Unaudited Condensed Combined Financial Information—Basis of Pro Forma Presentation” for a table that summarizes the number of New Nuvini Ordinary Shares outstanding under the two redemption scenarios – a scenario assuming no further redemptions and a scenario assuming that            shares are redeemed for their pro rata share of the cash in the Trust Account (assuming the maximum amount that can be redeemed while also satisfying the Minimum Cash Condition). The table includes a description of the dilution as a result of warrants retained by the Public Stockholders that elect to have their shares redeemed.

Certain Information Relating to New Nuvini

Please see the section entitled “Summary—Certain Information About New Nuvini.”

Comparison of Securityholder Rights

Until consummation of the Business Combination, Delaware law and the Mercato Certificate of Incorporation will continue to govern the rights of Mercato stockholders. After consummation of the Business Combination, Cayman Islands law and the New Nuvini Articles will govern the rights of New Nuvini Shareholders.

There are certain differences in the rights of Mercato stockholders prior to the Business Combination and the rights of New Nuvini Shareholders after the Business Combination. Please see the section entitled “Comparison of Securityholder Rights.”

Certain Tax Consequences of the Business Combination

Please see the section entitled “Certain Tax Considerations—U.S. Federal Income Tax Considerations.”

Anticipated Accounting Treatment of the Business Combination

New Nuvini has been determined to be the accounting acquirer of Mercato based on evaluation of the following facts and circumstances:

•	Nuvini Shareholders will have the largest voting interest in New Nuvini under both the No Further Redemption Scenario and Maximum Redemption Scenario;

•	the New Nuvini Board has members, and Nuvini Shareholders have the ability to nominate at least the majority of the members of the New Nuvini Board;

•	Nuvini’s senior management is the senior management of New Nuvini, with the exception of the CFO, which will be filled by Scott Klossner, CFO of Mercato Partners Acquisition Corporation;

•	the business of Nuvini will comprise the ongoing operations of New Nuvini; and

•	Nuvini is the larger entity, in terms of substantive operations and employee base.

Mercato does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and therefore the Business Combination is expected to be considered a capital transaction and shall be accounted for as a share-based payment transaction under IFRS 2 Share-Based Payments, whereby New Nuvini will issue shares for Mercato’s net assets. Under this method of accounting, the acquisition of Mercato will be stated at historical cost, with no goodwill or other intangible assets recorded.

The difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired represents a stock exchange listing expense, as further discussed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” This expense will be recognized immediately upon the consummation of the Business Combination.

Accordingly, the financial statements of Nuvini S.A. will become the historical financial statements of New Nuvini and the assets, liabilities and results of operations of Mercato will be consolidated with New Nuvini as from the Closing Date.

Appraisal Rights

Appraisal rights are not available to holders of Mercato Common Stock in connection with the Business Combination.

CERTAIN TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences for holders of shares of Mercato Class A Common Stock and Public Warrants that (a) participate in the Merger, and/or (b) elect to have their shares of Mercato Class A Common Stock redeemed for cash. This discussion also addresses certain U.S. federal income tax consequences of owning and disposing of the New Nuvini Ordinary Shares and New Nuvini Warrants received in exchange for Mercato Class A Common Stock and Public Warrants pursuant to the Merger. This discussion addresses only those Mercato security holders that hold their securities, and, if they participate in the Merger, will hold New Nuvini’s securities, as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•

persons holding shares of Mercato Class A Common Stock or Public Warrants as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to shares of Mercato Class A Common Stock or Public Warrants being taken into account in an applicable financial statement;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	holders actually, or through attribution, owning 5% or more (by vote or value) of the stock of Mercato or, following the Business Combination, of the stock of New Nuvini;

•	persons who directly or indirectly hold equity interests in Nuvini prior to the Business Combination;

•	regulated investment companies (RICs) or real estate investment trusts (REITs);

•	the Sponsor or its affiliates and any person directly or indirectly holding Founder Shares or Private Placement Warrants;

•	tax qualified retirement plans; and

•	“qualified foreign pension funds”, as defined in Section 897(l)(2) of the Code, and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement is treated as a partnership (or other pass-through entity or arrangement) for U.S. federal income tax purposes, the tax treatment of the persons treated as partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities or arrangements) and the partners (or other owners) in such partnerships (or such other pass-through entities or arrangements) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Mercato Class A Common Stock or Public Warrants (other than a holder described above as being subject to special rules and outside the scope of this discussion) that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•

an entity treated as a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of shares of Mercato Class A Common Stock and Public Warrants, as the case may be, who or that is neither a U.S. holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of an exercise of redemption rights to Holders of Mercato Class A Common Stock

U.S. Holders

Redemption of Mercato Class A Common Stock. In the event that a U.S. holder’s Mercato Class A Common Stock is redeemed pursuant to the redemption provisions described in the section entitled “The Special Meeting of Mercato Stockholders—Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Mercato Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of the Mercato Class A Common Stock, the U.S. holder will be treated as described under “—U.S. Holders—Gain or Loss on Redemption Treated as a Sale of Mercato Class A Common Stock” below. If the redemption does not qualify as a sale of the Mercato Class A Common Stock, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below under “—U.S. Holders—Taxation of Redemption Treated as a Distribution.”

Whether a redemption qualifies for sale treatment will depend largely on whether the U.S. holder is treated as owning any of Mercato’s stock following the redemption (including any shares constructively owned by the U.S. holder as described in the following paragraph), and if so, the total number of shares of Mercato’s stock held by the U.S. holder both before and after the redemption (including any stock constructively treated as owned by the U.S. holder) relative to all of Mercato’s shares outstanding both before and after the redemption, taking into account other transactions occurring in connection with the redemption (including the Business Combination). The redemption of Mercato Class A Common Stock generally will be treated as a sale of the Mercato Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests is satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of stock that are constructively owned by it. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock that the U.S. holder has a right to acquire by exercise of an option (such as stock a U.S. holder would receive on exercise of a warrant). Moreover, any Mercato Class A Common Stock that a U.S. holder constructively acquires pursuant to the Business Combination (such as any Mercato shares owned by New Nuvini that could be attributed to a U.S. holder) generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of Mercato’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Mercato Class A Common Stock must, among other requirements, be less than 80% of the percentage of Mercato’s outstanding voting stock actually and constructively owned by such U.S. holder immediately before the redemption (taking into account both redemptions by other holders of Mercato Class A Common Stock and the effects of the New Nuvini Ordinary Shares to be issued pursuant to the Business Combination on applicable constructive ownership rules). Prior to the completion of an initial business combination, the Mercato Class A Common Stock may not be treated as voting stock for this purpose and, consequently, this substantially disproportionate test may not apply. There will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of Mercato’s capital stock actually and constructively owned by the U.S. holder are redeemed or (ii) all of the shares of Mercato’s capital stock actually owned by the U.S. holder are redeemed, the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of Mercato Class A Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Mercato.

Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Mercato will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution, and the tax effects will be as described under “—U.S. Holders—Taxation of Redemption Treated as a Distribution” below. After the application of those rules, the treatment of any remaining tax basis of the U.S. holder in the redeemed Mercato Class A Common Stock is unclear but it may be added to the basis of other stock or securities constructively owned by it.

Gain or Loss on Redemption Treated as a Sale of Mercato Class A Common Stock. If the redemption of a U.S. holder is treated as a sale of Mercato Class A Common Stock, the U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in its redeemed Mercato Class A Common Stock. A U.S. holder’s adjusted tax basis in its Mercato Class A Common Stock generally will equal the U.S. holder’s acquisition cost. Any such capital gain or loss generally will be a long-term capital gain or loss if the U.S. holder’s holding period for the Mercato Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Mercato Class A Common Stock may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemption Treated as a Distribution. If the redemption of a U.S. holder is treated as a transaction that does not qualify as a sale of Mercato Class A Common Stock, the U.S. holder will generally be treated as receiving a distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from Mercato’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Mercato’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Mercato Class A Common Stock. Any remaining excess will be treated as a gain realized on the sale or other disposition of the Mercato Class A Common Stock as described under “—U.S. Holders—Gain or Loss on Redemption Treated as a Sale of Mercato Class A Common Stock” above.

Dividends (including amounts treated as dividends paid pursuant to a redemption of Mercato Class A Common Stock) that Mercato is treated as paying to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends (including amounts treated as dividends paid pursuant to a redemption of Mercato Class A Common Stock) treated as investment income for purposes of investment interest deduction limitations), and provided that certain holding period requirements are met, dividends Mercato pays to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Mercato Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Information Reporting and Backup Withholding. In general, information reporting requirements will generally apply to dividends (including constructive dividends paid pursuant to a redemption of Mercato Class A Common Stock) paid to a U.S. holder and to the proceeds of the sale or other disposition of shares of Mercato Class A Common Stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Redemption of Mercato Class A Common Stock. Subject to the discussion of backup withholding and FATCA (as defined below), the characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s Mercato Class A Common Stock pursuant to the redemption provisions described in the section entitled “The Special Meeting of Mercato Stockholders—Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s Mercato Class A Common Stock, as described under “U.S. Holders—Redemption of Mercato Class A Common Stock” above, and the consequences of the redemption to the Non-U.S. holder will be as described below under “Non-U.S. Holders— Gain or Loss on Redemption Treated as a Sale of Mercato Class A Common Stock” and “Non-U.S. Holders—Taxation of Redemption Treated as a Distribution,” as applicable.

Gain or Loss on Redemption Treated as a Sale of Mercato Class A Common Stock. A Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized on a redemption treated as a sale or other taxable exchange of Mercato Class A Common Stock unless:

•

the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such gain is attributable);

•	the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met; or

•	Mercato Class A Common Stock constitutes a U.S. real property interest by reason of Mercato’s status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

The gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such an effectively connected gain, as adjusted for certain items. The gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. With respect to the third bullet point above, Mercato believes it is not, has not been at any time since its formation, and does not expect to be immediately after the Merger is completed, a USRPHC. The rest of this discussion assumes that Mercato is not, has not been, and will not be a USRPHC.

Taxation of Redemption Treated as a Distribution. If the redemption of a Non-U.S. holder does not qualify as a sale of Mercato Class A Common Stock, the Non-U.S. holder generally will be treated as receiving a distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent such distributions is paid from Mercato’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Mercato’s current and accumulated earnings and profits, will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in Mercato Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Mercato Class A Common Stock and will be treated as described under “Non-U.S. Holders—Gain on Redemption Treated as a Sale of Mercato Class A Common Stock” above. In general, with respect to any distributions that constitute dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, Mercato or an applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate on an IRS Form W-8BEN or W-8BEN-E or other applicable documentation. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. holder’s Mercato Class A Common Stock, the withholding agent might treat the redemption as a distribution subject to withholding tax. A Non-U.S. holder may generally obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a Non-U.S. holder are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such dividends are attributable), the Non-U.S. holder will be exempt from the 30% U.S. federal withholding tax described above if such Non-U.S. holder furnishes to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding. Distributions (including amounts treated as distributions pursuant to a redemption of Mercato Class A Common Stock) on Mercato Class A Common Stock will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any payments of dividends on Mercato Class A Common Stock paid to the Non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of Mercato Class A Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of Mercato Class A Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides or is established. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred as “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including amounts paid in redemption of Mercato Class A Common Stock that are treated as dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other Non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified by the delivery of a properly completed IRS Form W-8BEN-E). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition proceeds of Mercato Class A Common Stock. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on the redemption of Mercato Class A Common Stock.

HOLDERS OF MERCATO CLASS A COMMON STOCK CONTEMPLATING EXERCISING REDEMPTION RIGHTS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Material U.S. Federal Income Tax Consequences of the Merger

The discussion below applies to holders of Mercato Class A Common Stock and Public Warrants that do not exercise redemption rights in connection with the Merger and that exchange shares of Mercato Class A Common Stock and Mercato Public Warrants for shares of New Nuvini Ordinary Shares and New Nuvini Warrants in the Merger.

U.S. Holders

The Merger should be treated as a taxable exchange of Mercato Class A Common Stock (and, if the relevant holder owns any Public Warrants immediately prior to the Merger, of Public Warrants) for New Nuvini Ordinary Shares (or New Nuvini Warrants), and a U.S. holder that participates in the Merger would generally recognize gain or loss in an amount equal to the excess of (i) the fair market value of the New Nuvini Ordinary Shares (and, if the relevant holder owns any Public Warrants immediately prior to the Merger, of the New Nuvini Warrants) received over (ii) such holder’s adjusted tax basis in its Mercato Class A Common Stock (and, if the relevant holder owns any Public Warrants immediately prior to the Merger, in such Public Warrants) surrendered in the Merger. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder’s holding period for the Mercato Class A Common Stock (or Public Warrants) exceeded one year at the time of the Merger. It is unclear whether the redemption rights with respect to the Mercato Class A Common Stock described in this proxy statement/prospectus could toll a U.S. holder’s holding period for purposes of qualifying for long-term capital gain treatment. Long-term capital gains recognized by a non-corporate U.S. holder generally would be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s holding period for the New Nuvini Ordinary Shares (or New Nuvini Warrants) should begin on the day after the Merger and the U.S. holder’s tax basis in the New Nuvini Ordinary Shares (or New Nuvini Warrants) received in the exchange should equal the fair market value of such New Nuvini Ordinary Shares (or New Nuvini Warrants).

Non-U.S. Holders

The Merger should be treated as a taxable exchange of Mercato Class A Common Stock (and, if the relevant holder owns any Public Warrants immediately prior to the Merger, of Public Warrants) for New Nuvini Ordinary Shares (or New Nuvini Warrants), and a Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized in such exchange unless:

•

the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such gain is attributable);

•	the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met; or

•	the exchanged securities constitute a U.S. real property interest by reason of Mercato’s status as a USRPHC for U.S. federal income tax purposes.

The gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates, in the same manner as if the Non-U.S. holder were a U.S. holder. A Non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such an effectively connected gain, as adjusted for certain items. The gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. With respect to the third bullet point above, Mercato believes it is not, has not been at any time since its formation, and does not expect to be immediately after the Merger is completed, a USRPHC.

Material U.S. Federal Income Tax Consequences to Holders Regarding Ownership and Disposition of New Nuvini Ordinary Shares and New Nuvini Warrants

The discussion below addresses material U.S. federal income tax consequences regarding the ownership and disposition of New Nuvini Ordinary Shares and New Nuvini Warrants received by holders of Mercato Class A Common Stock and Public Warrants in the Merger.

Treatment of New Nuvini as a Non-U.S. Corporation for U.S. Federal Income Tax Purposes.

As discussed above in the Risk Factor labeled “The ‘inversion’ rules could be applied in a manner that would result in New Nuvini being treated as a U.S. corporation for U.S. federal income tax purposes,” it will not be known until after the closing of the Business Combination whether New Nuvini is properly classified as a non-U.S. corporation for U.S. federal income tax purposes. The discussion set forth in such risk factor is incorporated herein in its entirety by reference. If it were determined that New Nuvini is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, U.S. holders and Non-U.S. holders of New Nuvini Ordinary Shares and New Nuvini Warrants would be treated as holders of stock and warrants of a U.S. corporation for U.S. federal income tax purposes, the consequences of which would generally be similar to those set out in the Section titled “UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—U.S. Holders” for U.S. Holders and “UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Non-U.S. Holders,” for Non-U.S. Holders in Mercato’s final prospectus filed with the SEC on November 5, 2021 in connection with the Mercato IPO, in which Mercato originally disclosed tax consequences of holding Mercato securities, provided that the relevant holder’s acquisition cost immediately after the Merger would generally equal the fair market value of the New Nuvini Ordinary Shares or New Nuvini Warrant(s) received by such holder in the Merger. The remaining portion of this disclosure discusses the consequences of holding New Nuvini Ordinary Shares and New Nuvini Warrants where New Nuvini is properly treated as a non-U.S. corporation for U.S. federal income tax purposes and Section 7874 does not apply to New Nuvini.

All holders are urged to consult their own tax advisor regarding the application of Section 7874 of the Code to the Business Combination and the treatment of New Nuvini as a Non-U.S. corporation for U.S. federal income tax purposes.

U.S. Holders

Dividends and Other Distributions on New Nuvini Ordinary Shares. Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on New Nuvini Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from New Nuvini’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of New Nuvini’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its New Nuvini Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the New Nuvini Ordinary Shares and will be treated as described below under the heading “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Nuvini Ordinary Shares and New Nuvini Warrants.” The amount of any such distribution will include any amounts withheld, if any, by us (or another applicable withholding agent). It is not expected that New Nuvini will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

Amounts treated as dividends that New Nuvini pays to a U.S. holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. holders, under tax laws currently in effect and subject to certain exceptions described below, dividends generally will be taxed at the lower applicable long-term capital gains rate only if New Nuvini Ordinary Shares are readily tradable on an established securities market in the United States or New Nuvini is eligible for benefits under an applicable tax treaty with the United States, and, in each case, New Nuvini is not treated as a PFIC with respect to such U.S. holder at the time the dividend was paid or in the preceding year, and provided certain additional requirements are met. United States Treasury Department guidance indicates that New Nuvini Ordinary Shares, which are intended to be listed on Nasdaq, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that New Nuvini Ordinary Shares will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” for purposes of investment interest deduction limitations will not be eligible for the reduced rates of taxation regardless of New Nuvini’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at the time.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on the circumstances of the U.S. holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. holder. There are significant and complex limits on a U.S. Holder’s ability to claim foreign tax credits, and recently issued U.S. Treasury regulations further restrict the availability of any such credit based on the nature of the withholding tax imposed by the foreign jurisdiction. In lieu of claiming a foreign tax credit, a U.S. holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. U.S. holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Nuvini Ordinary Shares and New Nuvini Warrants. Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of New Nuvini Ordinary Shares or Public Warrants, a U.S. holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. holder’s adjusted tax basis in such New Nuvini Ordinary Shares or Public Warrant.

Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such New Nuvini Ordinary Share or Public Warrant exceeds one year. Long-term capital gain realized by a non-corporate U.S. holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations. Any gain or loss recognized on the sale, exchange or other taxable disposition of New Nuvini Ordinary Shares or New Nuvini Warrants generally will be U.S.-source income or loss for purposes of computing the foreign tax credit allowable to a U.S. holder.

Exercise, Lapse or Redemption of New Nuvini Warrants. Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a New Nuvini Warrant, a U.S. holder generally will not recognize taxable gain or loss on the exercise of a New Nuvini Warrant. The U.S. holder’s tax basis in the New Nuvini Ordinary Share received upon exercise of a New Nuvini Warrant generally will be an amount equal to the sum of the U.S. holder’s adjusted tax basis in the New Nuvini Warrant and the exercise price of such New Nuvini Warrant. It is unclear whether the U.S. holder’s holding period for the New Nuvini Ordinary Shares received upon exercise of the New Nuvini Warrants will begin on the date following the date of exercise or on the date of exercise of the New Nuvini Warrants; in either case, the holding period will not include the period during which the U.S. holder held the New Nuvini Warrants.

If a New Nuvini Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such U.S. holder’s tax basis in the New Nuvini Warrant.

The tax consequences of a cashless exercise of a New Nuvini Warrant are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the New Nuvini Ordinary Shares received would equal the holder’s basis in the New Nuvini Warrants. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in the New Nuvini Ordinary Shares will commence on the date following the date of exercise or on the date of exercise of the New Nuvini Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the New Nuvini Ordinary Shares would include the holding period of the New Nuvini Warrants.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered a number of New Nuvini Warrants having an aggregate fair market value equal to the exercise price for the total number of New Nuvini Warrants to be exercised, and the U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the New Nuvini Warrants deemed surrendered and the U.S. holder’s tax basis in such New Nuvini Warrants. In that case, a U.S. holder’s tax basis in the New Nuvini Ordinary Shares received would equal the sum of the U.S. holder’s tax basis in the New Nuvini Warrants exercised and the exercise price of such New Nuvini Warrants. It is unclear whether a U.S. holder’s holding period for the New Nuvini Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the New Nuvini Warrants; in either case, the holding period would not include the period during which the U.S. holder held the New Nuvini Warrants. There may also be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the New Nuvini Ordinary Shares received, there can be no assurance that the alternative tax consequences, if any, or the holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If New Nuvini redeems New Nuvini Warrants for cash pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Description of New Nuvini Securities” or if New Nuvini purchases public warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Nuvini Ordinary Shares and New Nuvini Warrants.”

Possible Constructive Distributions. The terms of each New Nuvini Warrant provide for an adjustment to the number of New Nuvini Ordinary Shares for which the New Nuvini Warrant may be exercised or to the exercise price of the Public Warrant in certain events, as discussed in the section of this proxy statement/ prospectus entitled “Description of New Nuvini Securities.” An adjustment which has the effect of preventing dilution generally is not a taxable event. Nevertheless, a U.S. holder of the New Nuvini Warrants would be treated as receiving a constructive distribution from New Nuvini if, for example, the adjustment increases New Nuvini Warrant holders’ proportionate interest in New Nuvini assets or earnings and profits (e.g., through an increase in the number of New Nuvini Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of New Nuvini Ordinary Shares which is taxable to such holders as described under “Dividends and Other Distributions on New Nuvini Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the New Nuvini Warrants received a cash distribution from New Nuvini equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules. Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if New Nuvini is treated as a PFIC for any taxable year during which the U.S. holder holds New Nuvini Ordinary Shares or New Nuvini Warrants. A non-U.S. corporation, such as New Nuvini, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For purposes of the PFIC income test and asset test described above, if New Nuvini owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, New Nuvini will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Based on the historical and projected composition of the Nuvini Group’s income, assets and operations, and the expected composition and market value of New Nuvini’s income and assets (including the composition of income and assets and the market value of shares or assets, as applicable, of its subsidiaries), New Nuvuni does not believe that it will be treated as a PFIC for its current taxable year and does not expect to become one in the foreseeable future. However, PFIC status depends on the composition of New Nuvini’s (and its subsidiaries’) income and assets and the fair market value of its (and its subsidiaries’) assets from time to time, which is subject to change, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. There can be no assurance that New Nuvini will not be treated as a PFIC for any taxable year.

If New Nuvini is a PFIC for any taxable year during which a U.S. holder owns New Nuvini Ordinary Shares or New Nuvini Warrants and the U.S. holder did not make the QEF or mark to market elections discussed below, New Nuvini or such non-U.S. subsidiary generally will continue to be a PFIC with respect to that U.S. holder for all succeeding years during which the U.S. holder owns New Nuvini Ordinary Shares or New Nuvini Warrants, even if it ceases to meet the thresholds set forth under the asset test or the income test above, unless the U.S. holder makes a “deemed sale” purging election with respect to its New Nuvini Ordinary Shares. If a U.S. holder makes a “deemed sale” purging election, it will be deemed to have sold New Nuvini Ordinary Shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the following paragraphs. After the purging election, so long as New Nuvini does not become a PFIC in a subsequent taxable year, New Nuvini Ordinary Shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” it receives from New Nuvini or any gain from an actual sale or other disposition of New Nuvini Ordinary Shares. U.S. holders are strongly urged to consult their tax advisors as to the possibility and consequences of making any purging elections.

If New Nuvini is a PFIC for any taxable year during which a U.S. holder holds New Nuvini Ordinary Shares, then, unless the U.S. holder makes either an applicable PFIC election (or elections), as further described below, for the first taxable year and each subsequent taxable year of New Nuvini in which it was treated as a PFIC, such U.S. holder generally will be subject to special adverse tax rules with respect to any “excess distribution” that it receives and any gain that it recognizes from a sale or other disposition of New Nuvini Ordinary Shares. For this purpose, distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for New Nuvini Ordinary Shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. holder’s holding period for New Nuvini Ordinary Shares;

•

the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in the U.S. holder’s holding period prior to the first taxable year in which New Nuvini was treated as a PFIC, will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If New Nuvini is a PFIC for any taxable year during which a U.S. holder holds New Nuvini Ordinary Shares and any of New Nuvini’s non-U.S. subsidiaries or other corporate entities in which New Nuvini owns equity interests is also a PFIC, the U.S. holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity classified as a PFIC (each such entity, a lower-tier PFIC). Rules similar to those described above and below would apply to such shares. There can be no assurance that any of New Nuvini’s non-U.S. subsidiaries will not be classified as a PFIC for any taxable year. U.S. holders should consult their own tax advisor regarding the application of the PFIC rules to New Nuvini’s lower-tier PFICs (if any).

In general, if New Nuvini is determined to be a PFIC, a U.S. holder may avoid the adverse PFIC tax consequences described above in respect of New Nuvini Ordinary Shares (but, under current law, not New Nuvini Warrants) by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of New Nuvini’s (and any lower-tier PFICs’) net capital gains (as long-term capital gains) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. holder in which or with which New Nuvini’s taxable year ends and each subsequent taxable year. A U.S. holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. holder has made a QEF election with respect to its New Nuvini Ordinary Shares (and any lower-tier PFICs), and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for New Nuvini (and each lower-tier PFIC) first taxable year as a PFIC in which the U.S. holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, such as the deemed sale election as described above), any gain recognized on the sale of New Nuvini Ordinary Shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. U.S. holders should consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances. As discussed above, if New Nuvini is a PFIC for any taxable year, a U.S. holder of New Nuvini Ordinary Shares that has made a QEF election will be currently taxed on its pro rata share of New Nuvini’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally may not be treated as dividends when distributed to such U.S. holder. The tax basis of a U.S. holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if New Nuvini is not a PFIC for any taxable year, such U.S. holder will not be subject to the QEF inclusion regime with respect to New Nuvini Ordinary Shares for such a taxable year.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. In order to make a QEF election, a U.S. holder must receive a PFIC Annual Information Statement from New Nuvini (or the lower-tier PFIC, if applicable), which includes information about New Nuvini’s (or the lower-tier PFIC’s) ordinary earnings and net capital gain. If New Nuvini determines that it is a PFIC for any taxable year, New Nuvini will endeavor to provide a PFIC Annual Information Statement with respect to itself and any lower- tier PFIC subsidiaries for such taxable year upon request. However, there can be no assurance that New Nuvini will know whether it is a PFIC or that it will timely provide the PFIC Annual Information Statement.

A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Alternatively, if New Nuvini is a PFIC and New Nuvini Ordinary Shares constitute “marketable stock,” a U.S. holder may avoid the adverse PFIC tax consequences discussed above if such U.S. holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) New Nuvini Ordinary Shares and each subsequent taxable year. Such U.S. holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its New Nuvini Ordinary Shares at the end of such year over its adjusted basis in its New Nuvini Ordinary Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its New Nuvini Ordinary Shares over the fair market value of its New Nuvini Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in its New Nuvini Ordinary Shares would be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its New Nuvini Ordinary Shares will be treated as ordinary income.

Currently, a mark-to-market election may not be made with respect to New Nuvini Warrants. Also, because a mark-to-market election cannot be made for any lower-tier PFICs that New Nuvini may own, if New Nuvini were a PFIC for any taxable year, a U.S. holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such U.S. holder’s indirect interest in any subsidiaries of New Nuvini that are PFICs.

The mark-to-market election is available only for “marketable stock”—generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which New Nuvini Ordinary Shares are intended to be listed). If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless New Nuvini Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to New Nuvini Ordinary Shares under their particular circumstances.

The application of the PFIC rules to New Nuvini Warrants is unclear. Proposed Treasury regulations issued under the PFIC rules generally treats an “option” (which would include an New Nuvini Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury regulations issued under the PFIC rules provides that the QEF election does not apply to options and no mark-to-market election (discussed above) is currently available with respect to options. Therefore, if the proposed Treasury regulations are finalized in their current form, U.S. holders of New Nuvini Warrants would be subject to the PFIC rules described above, but would not be able to make any PFIC elections with respect to New Nuvini Warrants.

However, a U.S. holder may make a QEF election with respect to a New Nuvini Ordinary Share acquired upon the exercise of a New Nuvini Warrant and a QEF election previously made with respect to New Nuvini Ordinary Shares will apply to New Nuvini Ordinary Shares newly acquired upon exercise of a New Nuvini Warrant. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired New Nuvini Ordinary Shares (which under proposed regulations, will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. holder held New Nuvini Warrants), unless the U.S. holder makes a purging election under the PFIC rules (such as the deemed sale election discussed above). U.S. holders should consult with their own tax advisors regarding the application of the PFIC rules to New Nuvini Warrants.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder may have to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the purging, QEF, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of New Nuvini Ordinary Shares and New Nuvini Warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to New Nuvini securities under their particular circumstances.

Information Reporting, Backup Withholding and Additional Reporting Requirements. Distributions (including constructive distributions) with respect to the New Nuvini Ordinary Shares or New Nuvini Warrants and proceeds from the sale, exchange or redemption of the New Nuvini Ordinary Shares or New Nuvini Warrants may be subject to information reporting filed with the IRS unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS.

Certain U.S. holders (and to the extent provided in IRS guidance, certain individual Non-U.S. holders) holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to New Nuvini Ordinary Shares or New Nuvini Warrants, subject to certain exceptions (including an exception for New Nuvini Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold New Nuvini Ordinary Shares or New Nuvini Warrants. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of New Nuvini Ordinary Shares or New Nuvini Warrants.

Non-U.S. Holders

Dividends and Other Distributions on New Nuvini Ordinary Shares. Subject to the discussion below concerning backup withholding, Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions, as further described under the heading “—U.S. Holders—Possible Constructive Distributions”) received from New Nuvini on New Nuvini Ordinary Shares (or, with respect to constructive distributions, on New Nuvini Warrants) unless the income from such dividends is effectively connected with the conduct of a trade or business of the Non-U.S. holder in the United States and, if provided under an applicable income tax treaty, is attributable to a permanent establishment or a fixed base maintained by the Non-U.S. holder in the United States, in which case, a Non-U.S. holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “—U.S. Holders—Dividends and Other Distributions on New Nuvini Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of such a Non-U.S. holder that is a corporation that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Taxable Exchange or other Taxable Disposition of New Nuvini Ordinary Shares and New Nuvini Warrants. Subject to the discussion below concerning backup withholding, Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of New Nuvini Ordinary Shares or New Nuvini Warrants, unless either:

•

the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such gain is attributable); or

•	the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met.

The gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. The gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, earnings and profits of a corporate Non-U.S. holder that are attributable to such a gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Exercise, Lapse or Redemption of New Nuvini Warrant. The U.S. federal income tax treatment of a Non-U.S. holder’s exercise of a New Nuvini Warrant, the lapse of a New Nuvini Warrant held by a Non-U.S. Holder, or New Nuvini’s redemption of New Nuvini Warrants for cash generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a New Nuvini Warrant by a U.S. holder or New Nuvini’s redemption of New Nuvini Warrants held by a U.S. holder, as described under “—U.S. Holders—Exercise, Lapse or Redemption of New Nuvini Warrants,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under the heading “—Gain or Loss on Sale, Taxable Exchange, or other Taxable Disposition of New Nuvini Ordinary Shares and New Nuvini Warrants” for a Non-U.S. holder’s gain on the sale or other disposition of New Nuvini Warrants.

Information Reporting and Backup Withholding. Distributions (including constructive distributions) on New Nuvini Ordinary Shares and New Nuvini Warrants and amounts received with respect to the sale or other disposition of New Nuvini Ordinary Shares or New Nuvini Warrants will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns may be filed with the IRS in connection with any payments of dividends on New Nuvini Ordinary Shares paid to the Non-U.S. holder or amounts received with respect to the sale or other disposition of New Nuvini Ordinary Shares or New Nuvini Warrants by the Non-U.S. holder, regardless of whether any tax was actually withheld.

Copies of information returns that are filed with the IRS may be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides or is established. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE DISPOSITION OF MERCATO CLASS A COMMON STOCK AND PUBLIC WARRANTS IN CONNECTION WITH THE MERGER COMBINATION, AND OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF NEW NUVINI ORDINARY SHARES AND NEW NUVINI WARRANTS INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Material Cayman Tax Considerations

There is currently no form of income, inheritance, gift, withholding, corporate or capital gains tax applicable to Nuvini or New Nuvini in the Cayman Islands.

THE BUSINESS COMBINATION AGREEMENT AND ANCILLARY DOCUMENTS

On February 26, 2023, Mercato, New Nuvini, Nuvini and Merger Sub entered into the Business Combination Agreement. The subsections that follow this subsection describe the material provisions of the Business Combination Agreement, but do not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. Mercato stockholders and other interested parties are urged to read the Business Combination Agreement carefully and in its entirety (and, if appropriate, with the advice of financial, tax and legal counsel) because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other dates as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules referred to therein which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Mercato, New Nuvini, Nuvini and Merger Sub or any other matter.

Capitalized terms in this section not otherwise defined in this proxy statement/prospectus will have the meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement

General Description of the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement have agreed that, in connection with the Closing, the parties will undertake a series of transactions pursuant to which, among other things, (i) at 5:00 p.m. New York time on the business day prior to the date on which the Closing Date occurs, Nuvini Shareholders will contribute to New Nuvini all of the issued and outstanding Nuvini Ordinary Shares in exchange for newly issued New Nuvini Ordinary Shares, and (ii) Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, direct subsidiary of Intermediate 2.

Formation of Intermediate Companies

The Business Combination Agreement provides that, in connection with the transactions contemplated by the Business Combination Agreement, New Nuvini will cause to be formed (i) an exempted company incorporated with limited liability in the Cayman Islands as a direct, wholly-owned subsidiary of New Nuvini (“Intermediate 1”), and (ii) an exempted company incorporated with limited liability in the Cayman Islands as a direct, wholly-owned subsidiary of Intermediate 1 (“Intermediate 2” and together with Intermediate 1, the “Intermediate Companies”).

The Contribution

The Business Combination Agreement provides that, in connection with the transactions contemplated thereby, Nuvini Shareholders and New Nuvini will enter into the Contribution Agreement pursuant to which, among other things, at the Contribution Effective Time, and at 5:00 p.m. New York time on the business day prior to the date on which the Merger occurs, Nuvini Shareholders will contribute to New Nuvini all of the issued and outstanding equity of Nuvini in exchange for newly issued New Nuvini Ordinary Shares, and, as a result thereof, Nuvini will become a direct, wholly-owned subsidiary of New Nuvini.

The Merger

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties have agreed that, on the terms and subject to the conditions set forth therein, at the Merger Effective Time, Merger Sub will be merged with and into Mercato with Mercato continuing as the surviving corporation of the Merger and a direct, wholly-owned subsidiary of Intermediate 2. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Mercato, as the surviving company, will continue its corporate existence under the DGCL. Further, at the Merger Effective Time, (i) all the property, rights, privileges, immunities, powers, franchises, licenses and authority of Merger Sub and Mercato will vest in the surviving company, (ii) all debts, liabilities, obligations, restrictions, disabilities and duties of each of Merger Sub and Mercato will become the debts, liabilities, obligations, restrictions, disabilities and duties of the surviving company and (iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Merger Effective Time will automatically convert into one share of common stock, par value of $0.01 per share, of the surviving company.

Pre-Business Combination Structure

The following diagram depicts the simplified organizational structure of Nuvini and its subsidiaries immediately before the Business Combination.

Post-Business Combination Structure

The following diagram depicts the simplified organizational structure of New Nuvini and its subsidiaries immediately after the consummation of the Business Combination.

Effective Times of the Contribution and Merger and Closing of the Business Combination

The Contribution will become effective at the Contribution Effective Time which will occur on the business day preceding the date on which the Merger occurs in accordance with the Business Combination Agreement. Following the Contribution, subject to the terms and conditions of the Business Combination Agreement, the Merger will become effective on the date and time the certificate of merger has been accepted for filing by the Secretary of State of the State of Delaware and will be effective immediately upon such filing.

Subject to the terms and conditions of the Business Combination Agreement, the Closing will take place at a time and date to be specified by the parties, on the date which is no later than two (2) business days after the date on which all of the conditions described below under the subsection entitled “The Business Combination Agreement and Ancillary Documents —The Business Combination Agreement—Conditions to Complete the Business Combination,” have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Mercato and Nuvini may mutually agree in writing, provided that the Merger will not occur prior to the first business day following the date on which the Contribution Effective Time occurs.

Mercato, Nuvini and New Nuvini currently expect to complete the Business Combination in the third quarter of 2023. However, any delay in satisfying any conditions to the Business Combination could delay completion of the Business Combination. If the Closing has not occurred by July 8, 2023 (which date will be automatically extended for up to five additional one-month periods in the event the Mercato Board extends the date by which Mercato must complete an initial business combination pursuant to the provisions of the Mercato Certificate of Incorporation), subject to certain conditions, either Mercato or Nuvini may terminate the Business Combination Agreement.

Consideration to be Received in the Business Combination

Nuvini Shareholders Merger Consideration

At the Contribution Effective Time, by virtue of the Contribution and in accordance with the Contribution Agreement, each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed to New Nuvini, free and clear of all Liens, other than potential restrictions on resale under applicable securities laws, and the Nuvini Shareholders will subscribe and be issued in exchange for such contribution a number of New Nuvini Ordinary Shares equal to the product of (a) the number of Nuvini Ordinary Shares outstanding at the Contribution Effective Time multiplied by (b) the Exchange Ratio.

Mercato Merger Consideration

At the Merger Effective Time, by virtue of the Merger, (i) each Mercato Unit issued and outstanding immediately prior to the Merger Effective Time will be automatically separated and the holder thereof shall be deemed to hold one (1) share of Mercato Class A Common Stock and one-half of one (1/2) Mercato Warrant, (ii) each share of Mercato Common Stock issued and outstanding immediately prior to the Merger Effective Time will be automatically canceled and converted into the right to receive one New Nuvini Ordinary Share, with a value ascribed to each such New Nuvini Ordinary Share of $10.00 and (iii) each Mercato Warrant outstanding and unexercised immediately prior to the Merger Effective Time will cease to represent a right to acquire Mercato Common Stock and will convert into New Nuvini Warrants.

Ownership of New Nuvini Following the Closing

The following table illustrates the varying ownership levels of New Nuvini after consummation of the Business Combination under the following two scenarios: one with no further redemptions by Public Stockholders and one with maximum redemptions by Public Stockholders (which assumes satisfaction of the Minimum Cash Condition), each as of             , 2023 (totals may not add to 100.0% due to rounding): The following table also assumes that there are no other issuances of equity interests of Mercato, the Nuvini Group or New Nuvini prior to Closing and does not take into account Mercato warrants that will be converted into New Nuvini Warrants in connection with the Closing and may be exercised at a later date:

	Assuming No Further Redemptions		Assuming Maximum Redemptions
	Number of Shares	Percent of Shares	Number of Shares	Percent of Shares
Shares held by former Nuvini Shareholders(1)		%		%
Shares held by current Public Stockholders(2)		4,300,363%		%
Shares held by the Initial Stockholders(3)		5,750,000%	5,750,000%
Total New Nuvini Ordinary Shares		%		%

(1)

Pursuant to the Business Combination Agreement, the aggregate number of New Nuvini Ordinary Shares issued to the existing Nuvini Shareholders will equal                . At the Contribution Effective Time, (1) each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed to New Nuvini and (2) each Nuvini Option will automatically cease to represent the right to purchase Nuvini Ordinary Shares and will be canceled and extinguished in exchange for an option to purchase New Nuvini Ordinary Shares. For more information, see “The Business Combination Agreement and Ancillary Documents.”

(2)

Underlying shares of Mercato Class A Common Stock are subject to possible redemption. The Maximum Redemption Scenario is determined based on the assumption that the Minimum Cash Condition is satisfied at Closing (after giving effect to the redemption payments and Mercato transaction expenses).

(3)	The Initial Stockholders have waived their redemption rights in connection with the consummation of the Business Combination with respect to any shares of Mercato Common Stock held by them.

Representations and Warranties

In the Business Combination Agreement Mercato made certain customary representations and warranties to Nuvini, including, among others, representations and warranties related to the following:

•	corporate matters, including organization, existence and standing;

•	capitalization;

•	authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary agreements;

•	no conflict;

•	compliance and governmental approvals;

•	SEC filings and financial statements;

•	absence of certain changes;

•	litigation and proceedings;

•	certain business activities;

•	material contracts;

•	title to property;

•	Nasdaq stock market quotation;

•	Trust Account;

•	taxes;

•	employees and employee benefit plans;

•	board approval and required shareholder vote;

•	affiliate transactions;

•	brokers’ and similar fees;

•	investigation and reliance; and

•	disclaimer of other warranties.

In the Business Combination Agreement, New Nuvini, Nuvini and Merger Sub, jointly and severally, made certain customary representations and warranties to Mercato, including, among others, representations and warranties related to the following:

•	corporate matters, including organization, existence and standing of Nuvini, New Nuvini and Merger Sub and the Intermediate Companies;

•	subsidiaries;

•	capitalization of the Nuvini Group;

•	authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary agreements;

•	no conflict;

•	compliance;

•	financial statements;

•	no undisclosed liabilities;

•	absence of certain changes or events;

•	litigation;

•	employee benefits plans;

•	labor matters;

•	real and tangible property;

•	taxes;

•	environmental matters;

•	brokers and third-party expenses;

•	intellectual property and data privacy;

•	contracts and commitments;

•	insurance;

•	interested party transactions;

•	anti-bribery, anti-corruption;

•	international trade, sanctions and anti-money laundering laws;

•	shareholder approvals; and

•	disclaimer of other warranties.

Material Adverse Effect

Mercato, Nuvini, New Nuvini and Merger Sub have qualified certain of their respective representations and warranties by a materiality or a material adverse effect standard.

The Business Combination Agreement defines a “material adverse effect,’ with respect to Mercato, as any Effect, that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business, conditions (financial or otherwise) or results of operations of Mercato; or (b) the ability of Mercato to consummate the transactions contemplated by the Business Combination Agreement by July 8, 2023 (or by December 8, 2023, if the Sponsor deposits the requisite funds into the Trust Account to extend each month for a total of up to five additional months); provided, however, that in no event will any of the following (or the Effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect with respect to Mercato pursuant to clause (a) has occurred or would reasonably be expected to occur:

(i)

acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions;

(ii)

earthquakes, hurricanes, tornados, tsunamis, volcanic activities, mudslides, flooding, wild fires or other natural disasters, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters, in each case, where Mercato’s business has a material presence;

(iii)

solely to the extent related to the identity of any Nuvini Group company or any of its Affiliates, changes attributable to the public announcement, performance or pendency of the transactions contemplated by the Business Combination Agreement (including the loss of customers, financing sources, joint venture partners, licensors, licensees, suppliers, employees or other third parties having business relationships with Mercato), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the transactions to the extent applicable;

(iv)

changes or proposed changes in applicable Legal Requirements (as defined in the Business Combination Agreement) or enforcement or interpretations thereof or decisions by courts or any Governmental Entity after the date of the Business Combination Agreement;

(v)	changes or proposed changes in GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of the Business Combination Agreement;

(vi)

changes in the United States or worldwide economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates, prices of any security or market index, commodity or any disruption of such markets);

(vii)	events generally applicable to blank check companies or affecting the industries and markets in which blank check companies operate;

(viii)

any failure in and of itself of Mercato to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent or otherwise affect a determination that the Effect underlying such failure has resulted in a material adverse effect with respect to Mercato; or

(ix)

any actions (A) expressly required to be taken, or expressly required not to be taken, pursuant to the terms of the Business Combination Agreement or (B) taken at the prior written request of New Nuvini, Merger Sub or Nuvini;

provided, that in the case of each of clauses (i), (ii), (iv), (v), (vi) and (vii), any such event to the extent it disproportionately affects Mercato relative to other participants in the industries or geographical areas in which Mercato operates shall not be excluded from the determination of whether there has been, or could reasonably be expected to be, a material adverse effect with respect to Mercato. Notwithstanding the foregoing, the amount of any Mercato Stockholder Redemption or Mercato Extension Redemption, or the failure to obtain Mercato stockholder approval, shall not be deemed a material adverse effect with respect to Mercato.

The Business Combination Agreement defines a material adverse effect, with respect to the Nuvini Group, as any Effect, that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business, conditions (financial or otherwise) or results of operations of New Nuvini, Merger Sub, the Intermediate Companies or the Nuvini Group, taken as a whole; or (b) the ability of any of New Nuvini, Merger Sub and Nuvini to consummate the transactions contemplated by the Business Combination Agreement by July 8, 2023 (or by December 8, 2023, if the Sponsor deposits the requisite funds into the Trust Account to extend each month for a total of up to five additional months); provided, however, that in no event will any of the following (or the Effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect with respect to Nuvini pursuant to clause (a) has occurred or would reasonably be expected to occur:

(i)

acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions;

(ii)

earthquakes, hurricanes, tornados, tsunamis, volcanic activities, mudslides, flooding, wild fires or other natural disasters, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters, in each case, where the Nuvini Group’s business, taken as a whole, has a material presence;

(iii)

solely to the extent related to the identity of Mercato or any of its Affiliates changes attributable to the public announcement, performance or pendency of the transactions contemplated by the Business

Combination Agreement (including the loss of customers, financing sources, joint venture partners, licensors, licensees, suppliers, employees or other third parties having business relationships with the Nuvini Group), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the transactions to the extent applicable;

(iv)

changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of the Business Combination Agreement;

(v)	changes or proposed changes in U.S. GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of the Business Combination Agreement;

(vi)

changes in the United States, Brazil or worldwide economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates, prices of any security or market index, commodity or any disruption of such markets);

(vii)	any Effect generally affecting the industries and markets in which any Nuvini Group company operates;

(viii)

any failure in and of itself of any Nuvini Group company to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent or otherwise affect a determination that the Effect underlying such failure has resulted in a Nuvini material adverse effect (except to the extent otherwise excluded under this paragraph); or

(ix)	any actions (A) expressly required to be taken, or expressly required not to be taken, pursuant to the terms of the Business Combination Agreement or (B) taken at the prior written request of Mercato;

provided, that in the case of each of clauses (i), (ii), (iv), (v), (vi) and (vii), any such Effect, to the extent it disproportionately affects the Nuvini Group, taken as a whole, relative to other participants in the industries or geographical areas in which the Nuvini Group operate shall not be excluded from the determination of whether there has been, or could reasonably be expected to be, a material adverse effect with respect to Nuvini.

In addition, the representations and warranties made by Mercato, Nuvini, New Nuvini and Merger Sub:

•

have been qualified by information that Mercato and Nuvini each set forth in disclosure schedules that the parties exchanged in connection with signing the Business Combination Agreement; the information contained in such disclosure schedules modifies, qualifies and creates exceptions to the representations and warranties in the Business Combination Agreement;

•

in the case of Mercato, have been qualified by information that Mercato set forth in the reports that it has filed or furnished with the SEC since the date of the Business Combination Agreement (subject to certain exceptions); and

•	are subject to the materiality and material adverse effect standards described in the Business Combination Agreement, which may differ from what may be viewed as material by you.

The accuracy of each party’s representations and warranties, subject in each appropriate case to a materiality or a material adverse effect standard, is a condition to completing the Business Combination. See “The Business Combination Agreement and Ancillary Documents—The Business Combination Agreement—Conditions to Complete the Business Combination.”

Conduct of Business Pending Consummation of the Business Combination and Covenants

Covenants of Nuvini, New Nuvini and Merger Sub

Nuvini, New Nuvini and Merger Sub made certain covenants under the Business Combination Agreement, (and Nuvini and New Nuvini agreed to cause the Intermediate Companies to comply with such covenants), including, among others, the following:

•

from the date of the Business Combination Agreement until the earlier of the Merger Effective Time or the termination of the Business Combination Agreement (the “Interim Period”), Nuvini, New Nuvini and Merger Sub will, and New Nuvini and Nuvini will cause each of the Intermediate Companies and Nuvini’s subsidiaries, respectively, to carry on their respective businesses in the ordinary course, to use commercially reasonable efforts to preserve intact their respective business organizations, to retain their respective managers, directors, officers, employees and consultants, and to preserve their respective relationships with key customers and suppliers, in each case consistent with past practice, and in accordance with applicable Legal Requirements, except as otherwise consented to by Mercato in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted by the Business Combination Agreement or the ancillary documents, as set forth in the disclosure schedules, or any actions taken in response to COVID-19 or any COVID-19 Measures; and

•

during the Interim Period, except as expressly permitted by the Business Combination Agreement and the ancillary documents, or as required by applicable Legal Requirements, as set forth in the disclosure schedules, or any actions taken in response to COVID-19 Measures or any COVID-19 Measures, without the prior written consent of Mercato (such consent to not be unreasonably withheld, conditioned or delayed, except for certain exceptions), Nuvini, New Nuvini and Merger Sub will, and New Nuvini and Nuvini will cause each of the Intermediate Companies and Nuvini’s subsidiaries, respectively, not to:

•

other than in the ordinary course of business or as otherwise required by any existing Employee Benefit Plan or applicable Legal Requirements (each as defined in the Business Combination Agreement) (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of more than $100,000 (or its equivalent in another currency) in the ordinary course of business and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative); (ii) grant or pay any severance, retention, transaction or change in control pay or benefits to, or otherwise increase the severance, retention, transaction or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business in exchange for a release of claims or pursuant to a contract in existence as of the date of the Business Combination Agreement; (iii) enter into, amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of the Business Combination Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise; (v) grant any equity or equity-based compensation awards; (vi) hire or otherwise enter into any employment agreement with any executive officer or comparable level employee whose annual base compensation is greater than or equal to $200,000 (or its equivalent in another currency); or (vii) terminate any executive officer or comparable level employee whose annual base compensation is greater than or equal to $200,000 (or its equivalent in another currency), other than terminations for cause;

•

(i) transfer, sell, assign, license, sublicense, encumber, impair, abandon or otherwise dispose of any right, title or interest in or to any Owned Intellectual Property (as defined in the Business Combination Agreement) that is material to the Nuvini Group; or (ii) voluntarily extend, amend, waive, cancel or modify any material rights in or to any Owned Intellectual Property that is material to any of the Nuvini Group other than, in each of clauses (i) through (ii), non-exclusive licenses granted in the ordinary course of business or expirations of Intellectual Property in accordance with the applicable statutory term (if such term is non-renewable);

•

make or declare any dividend or distribution to the equity holders of any Nuvini Group company, New Nuvini, Merger Sub or the Intermediate Companies or make any other distributions in respect of any of the Nuvini Group’s capital stock or equity interests, except (i) dividends and distributions by a wholly-owned subsidiary of a Nuvini Group company to such Nuvini Group company or another wholly-owned subsidiary of such Nuvini Group company and (ii) repurchases of Nuvini Ordinary Shares in connection with any termination of employment or other services;

•

split, subdivide, combine, consolidate, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Nuvini Group’s, New Nuvini’s, Merger Sub’s or the Intermediate Companies’ capital stock, share capital or equity interests, except for any such transaction by a wholly-owned subsidiary of a Nuvini Group company that remains a wholly-owned subsidiary of such Nuvini Group company after consummation of such transaction;

•

transfer, sell, assign, license, dispose, purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of any Nuvini Group company, New Nuvini, Merger Sub or Intermediate Companies, except for transactions between a Nuvini Group company and any wholly-owned subsidiary of such company;

•

delay payments of any accounts payable or other liability of a Nuvini Group company beyond its due date or the date when such liability would have been paid in the ordinary course, except for the payment of accounts payable or other liabilities that such Nuvini Group company is disputing in good faith;

•	amend its Governing Documents;

•

(i) merge, consolidate or combine with a third party, other than with Mercato or (ii) except for transactions involving consideration to be paid by a Nuvini Group company of up to $10,000,000 (or its equivalent in another currency), acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

•

voluntarily dispose of, amend or fail to renew any real property leases other than in the ordinary course of business and as would not reasonably be expected to be material to the Nuvini Group, New Nuvini, Merger Sub or the Intermediate Companies, individually or in the aggregate;

•

other than with respect to its intellectual property, voluntarily sell, assign, lease, license, sublicense, abandon, divest, transfer, convey, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing with respect to, material assets or properties of the Nuvini Group, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

•

(i) make, create any loans, advances or capital contributions to, or investments in, any person other than any of the Nuvini Group, New Nuvini or Merger Sub and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date of the Business Combination Agreement in excess of $10,000,000 in the aggregate other than (x) in connection with additional borrowings, extensions of credit and other financial accommodations from the existing lenders or under existing credit facilities, notes and other Indebtedness existing as of the date of the Business Combination Agreement, (y) guarantees of any Indebtedness of any subsidiaries of Nuvini, New Nuvini or Merger Sub, and (z) Indebtedness that qualifies as Nuvini transaction expenses; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Nuvini Group, New Nuvini or Merger Sub in connection with any indebtedness thereof (other than Permitted Liens, as described in the Contribution Agreement); or (iv) cancel or forgive any Indebtedness owed to any of the Nuvini Group, New Nuvini or Merger Sub other than ordinary course compromises of amounts owed to the Nuvini Group, New Nuvini or Merger Sub by their respective customers;

•

compromise, settle or agree to settle any Legal Proceeding involving payments by any Nuvini Group company, New Nuvini, Merger Sub or the Intermediate Companies of $1,000,000 or more, or that imposes any material non-monetary obligations on a Nuvini Group company, New Nuvini, Merger Sub or the Intermediate Companies (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);

•

except in the ordinary course of business: (i)(A) modify, amend in a manner that is adverse to the applicable Nuvini Group company, New Nuvini, Merger Sub or the Intermediate Companies or terminate any Company Material Contract; or (B) enter into any Contract that would have been a Company Material Contract, had it been entered into prior to the date of the Business Combination Agreement; or (ii) modify or amend any material term under the Existing Credit Agreements (as defined in the Business Combination Agreement) or terminate the Existing Credit Agreements or any commitments thereunder;

•

except as required by IFRS (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

•

(i) make, change or revoke any material Tax election, (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (iii) file any amended material Tax Return (as defined in the Business Combination Agreement) other than any such amendments that would be consistent with the past practice, (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes, (v) settle or consent to any claim or assessment relating to any material amount of Taxes or (vi) surrender or allow to expire any right to claim a refund of material Taxes;

•

authorize, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Nuvini Group company, New Nuvini, Merger Sub or the Intermediate Companies;

•

enter into, renew or amend any (i) transaction or Contract with a Nuvini Shareholder or any of their respective family members or other related persons that would require disclosure of transactions therewith under Item 404 of Regulation S-K promulgated by the SEC, (ii) Contract between any Nuvini Group company and any broker, finder, investment banker or financial advisor with respect to any of the transactions or (iii) agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates (other than the Nuvini Group, New Nuvini or Merger Sub), other than (A) payments or distributions relating to obligations in respect of arm’s-length commercial transactions in the ordinary course, (B) reimbursement for reasonable expenses incurred in connection with any of the Nuvini Group, New Nuvini or Merger Sub, (C) Employee Benefit Plans and (D) employment arrangements entered into in the ordinary course;

•	engage in any material new line of business (it being understood that this shall not restrict the Nuvini Group from extending its business into new geographies);

•

amend any Contract as listed in the Nuvini disclosure schedule (or that would have been required to be set forth therein if such Contract existed on the date of the Business Combination Agreement) or any Contract of the type described in Nuvini’s representation on interested party transactions;

•	take any action that is reasonably likely to prevent, materially delay or impede the consummation of the transactions contemplated by the Business Combination Agreement;

•

take any COVID-19 Measures not in effect as of the date of the Business Combination Agreement other than any COVID-19 Measures reasonably implemented in good faith and with respect to which, if material, Nuvini provides notice to Mercato as soon as practicable following such action; or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Covenants of Mercato

Mercato made certain covenants under the Business Combination Agreement, including, among others, the following:

•

during the Interim Period, except as otherwise consented to by Nuvini in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed), as expressly permitted by the Business Combination Agreement or the ancillary documents, as set forth in the disclosure schedules, or any actions taken in response to COVID-19 or any COVID-19 Measures, Mercato will carry on its business in the ordinary course; and

•

during the Interim Period, except as expressly permitted by the Business Combination Agreement (including as contemplated by any Extension) or the ancillary documents, as required by applicable Legal Requirements, any actions taken in response to COVID-19 or any COVID-19 Measures or as set forth in the disclosure schedules, without the prior written consent of Nuvini (such consent to not be unreasonably withheld, conditioned or delayed), Mercato will not:

•

declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, stock, equity securities or property) in respect of any share capital (or warrant) or split, combine or reclassify any share capital (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant, or effect any like change in capitalization;

•	reclassify, combine, split, subdivide, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Mercato;

•

other than in connection with a conversion of the Working Capital Loans into Working Capital Warrants (as defined in the Business Combination Agreement) grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

•	amend its Governing Documents or the terms of any of Mercato Warrants;

•	(i) merge, consolidate or combine with any person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

•

(i) incur any Indebtedness or guarantee any Indebtedness (other than borrowing and draw-downs under the Working Capital Loans in effect as of the date of the Business Combination Agreement) of another person; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that Mercato will be permitted to incur Indebtedness from its Affiliates and shareholders, including Sponsor, in order to meet its reasonable working capital requirements, with any such loans (x) to be made only as reasonably required by the operation of Mercato in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length, (y) repayable at the Closing and (z) included as Mercato transaction expenses;

•	except as required by GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

•

(i) make, change or revoke any material Tax election; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement; (iii) file any amended material Tax Return other than any such amendments that would be consistent with past practice; (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes; (v) settle or consent to any claim or assessment relating to any material amount of Taxes; or (vi) surrender or allow to expire any right to claim a refund of material taxes;

•	create any Liens on any material property or material assets of Mercato;

•	liquidate, dissolve, reorganize or otherwise wind up the business or operations of Mercato;

•	commence, settle or compromise any Legal Proceeding material to Mercato or its properties or assets;

•	engage in any material new line of business or engage in any commercial activities (other than to consummate the Business Combination);

•

modify, amend or terminate the Trust Agreement or (i) enter into, amend or terminate any other agreement related to the Trust Account or (ii) enter into, modify, amend or terminate any other agreement with any Mercato stockholders;

•

amend or enter into any material Contract as listed in Mercato disclosure schedule (or that would have been required to be set forth therein if such Contract existed on the date of the Business Combination Agreement) or any contract of a type described in Mercato’s representation on affiliate transactions;

•	incur, in excess of $2,000,000 in the aggregate, any costs or expenses;

•	hire or retain any employee or consultant or adopt or enter into any Mercato Employee Benefit Plan

•

grant any bonus, change in control payment, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of Mercato as a result of the consummation of the Transactions;

•	take any COVID-19 Measures not in effect as of the date of the Business Combination Agreement other than any COVID-19 Measures reasonably implemented in good faith and with respect to which, if material, Mercato provides notice to Nuvini as soon as practicable following such action; or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Joint and Other Covenants

The Business Combination Agreement also contains additional covenants and agreements among the various parties pertaining to, among other matters:

•

Nuvini, Mercato, New Nuvini and Merger Sub agreed to use their respective commercially reasonable efforts to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements and/or such financial statements for other periods as contemplated by the rules of the SEC) that are required to be included in this proxy statement/prospectus and any other filings to be made by Mercato or New Nuvini with the SEC in connection with the Business Combination;

•

Mercato and Nuvini agreed not to solicit, initiate, enter into or continue discussions, negotiations, transactions, agreements with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than Mercato and its Representatives), concerning any merger, consolidation, sale of ownership interests and/or assets, recapitalization or similar transaction of, by or involving Mercato and New Nuvini, Nuvini or Merger Sub, respectively, other than, in each case, the Business Combination;

•

New Nuvini has agreed to prepare and file, and Nuvini and Mercato agreed to assist and cooperate with the preparation and filing of, this proxy statement/prospectus on Form F-4 (and any amendments and supplements thereto);

•	Mercato will duly convene a meeting of Mercato stockholders and solicit proxies in favor of the approval of the Business Combination Agreement and other related proposals;

•

each party must use commercially reasonable efforts to make effective the Merger and other transactions contemplated in the Business Combination Agreement, including to cause the conditions precedent to be satisfied;

•	Mercato will use reasonable best efforts to ensure that Mercato remains listed as a public company on Nasdaq;

•

each of Mercato, Nuvini and New Nuvini agreed to cooperate to, and use reasonable best efforts to, cause New Nuvini’s securities to be approved for listing on the Nasdaq (or other public stock exchange market in the United States as agreed by Nuvini and Mercato) at the Closing;

•	each party will, if applicable, make any required filings or required notifications pursuant to any applicable Legal Requirements;

•	each party agrees to confidentiality measures and each party will cooperate to make public announcements and other communications regarding the Business Combination Agreement and the Transactions;

•	New Nuvini agrees to maintain all director and officer indemnification provisions in Mercato’s and Nuvini’s respective governing documents for a period of six years following the Closing;

•

New Nuvini and Mercato will purchase a “tail” directors’ and officers’ liability insurance policy for a period of six years after the Closing Date, covering the actions or omissions of directors and officers of New Nuvini, Merger Sub or Nuvini and Mercato, respectively, occurring prior to the Closing;

•

each party agrees to reasonably cooperate with each other party and their respective tax counsel with respect to certain tax matters, and in connection therewith take certain actions and abide by certain covenants with respect to tax matters pertaining to the Business Combination Agreement;

•

Mercato and Nuvini agreed to give each other the opportunity to participate in the defense, settlement or prosecution of any shareholder or stockholder legal proceedings commenced after the date of the Business Combination Agreement related to the matters therein;

•	Mercato, New Nuvini and Nuvini agree to cooperate to establish an equity incentive plan for service providers of New Nuvini and

•

Nuvini agrees, prior to the Contribution Effective Time, to use reasonable best efforts to reduce the aggregate amount of repayment obligations under certain of its specified indebtedness such that the amount payable at any time from and after the Closing is no more than $10,000,000.

Board of Directors of New Nuvini

The Business Combination Agreement provides that, immediately following the Closing, New Nuvini’s board of directors will consist of up to seven directors. The initial composition of New Nuvini’s board of directors will include five directors designated by Heru (as defined in the New Nuvini Articles). Such designations will be made prior to the Merger Effective Time. Any subsequent New Nuvini Board shall be composed in accordance with and subject to the terms and conditions of the New Nuvini Articles.

Conditions to Complete the Business Combination

Unless waived in writing by both Mercato and Nuvini, the obligations of the parties to consummate the Business Combination are subject to the satisfaction of the following mutual conditions at or prior to the Closing:

•	the receipt of all necessary pre-Closing governmental authorizations as contemplated by the Business Combination Agreement;

•	the approval of the Business Combination Proposal and related transactions by the Mercato stockholders;

•	the approval of the Business Combination and the transactions contemplated thereby by the shareholders of Nuvini, New Nuvini and Merger Sub;

•	the effectiveness of this proxy statement/prospectus and the absence of any issued or pending stop order by the SEC;

•	the absence of any Legal Requirement enjoining or prohibiting the consummation of the Business Combination and other related transactions;

•	the full force and effect of all transaction agreements, having not been rescinded by any of the parties thereto;

•

Mercato having net tangible assets of at least $5,000,001 remaining after accounting for the Mercato stockholder redemptions and giving effect to the receipt by New Nuvini of the net proceeds from financing; and

•

the receipt of approval for the New Nuvini Ordinary Shares to be listed on Nasdaq (or another public stock market or exchange in the United States as may be mutually agreed upon by Mercato and Nuvini).

•

Unless waived by Nuvini in writing, the obligations of Nuvini, New Nuvini and Merger Sub to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each the following conditions: the representations and warranties of Mercato (pertaining to corporate organization, capitalization, due authorization, no conflicts, required filings, business activities, Mercato Board approval and recommendation, and brokers’ and similar fees) being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•

all other representations and warranties of Mercato being true and correct as of the Closing or, if they expressly relate to an earlier date, as of such earlier date, except to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect in relation to Mercato;

•

each of the covenants of Mercato to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement shall have been performed or complied with in all material respects;

•	subsequent to the execution of the Business Combination Agreement and prior to the Closing, no material adverse effect in relation to Mercato shall have occurred;

•

delivery by Mercato to Nuvini of a certificate signed by an authorized representative of Mercato, dated as of the Closing, certifying that certain conditions specified in the Business Combination Agreement have been fulfilled;

•	the SPAC Cash shall equal or exceed the Minimum Cash Condition; and

•	delivery by Mercato to Nuvini an executed copy of the transaction documents contemplated to be executed in connection with the Business Combination to which Mercato is a party.

Unless waived by Mercato in writing, the obligations of Mercato to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each the following conditions:

•

certain representations and warranties of Nuvini, New Nuvini and Merger Sub pertaining to corporate organization, New Nuvini and Merger Sub, Nuvini’s subsidiaries, due authorization, no conflicts, required filings and brokers’ and similar fees being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•

all other representations and warranties of Nuvini, New Nuvini and Merger Sub being true and correct as the Closing or, if they expressly relate to an earlier date, except to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect in relation to Nuvini;

•

each of the covenants of Nuvini, New Nuvini and Merger Sub to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement shall have been performed or complied with in all material respects, except for the covenants related to pre-Closing indebtedness;

•	subsequent to the execution of the Business Combination Agreement and prior to the Closing, no material adverse effect in relation to Nuvini shall have occurred;

•

delivery by Nuvini to Mercato of a certificate signed by an authorized representative of Nuvini, dated as of the Closing, certifying that certain conditions specified in the Business Combination Agreement have been fulfilled;

•

delivery by Nuvini, New Nuvini and Merger Sub, as applicable, to Mercato executed copies of the transaction documents contemplated to be executed in connection with the Business Combination to which Nuvini, New Nuvini and/or Merger Sub are parties; and

•	delivery by Nuvini to Mercato of specified amendments to certain Contracts set forth in the disclosure schedules.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated and the Business Combination contemplated thereby abandoned under certain customary and limited circumstances:

•	by mutual written consent of Mercato and Nuvini;

•

by written notice by either Mercato or Nuvini if the Closing has not occurred on or prior to July 8, 2023 (subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation); provided that such party shall not be entitled to terminate if such party’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure constitutes a breach of the Business Combination Agreement;

•

by written notice from either Mercato or Nuvini to the other if a governmental entity shall have issued an order, enacted, promulgated or enforced a Legal Requirement, or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order, Legal Requirement or other action has become final and non-appealable;

•

prior to the Closing, by written notice to Mercato from Nuvini if there is any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Mercato, or if any representation or warranty of Mercato shall have become untrue, in either case, such that the conditions to the Business Combination would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become untrue and if such breach cannot be or has not been cured within 30 days following delivery by Nuvini of written notice to Mercato of such breach (or by the Outside Date); provided that if Mercato continues to exercise commercially reasonably efforts to cure such breach, Nuvini cannot terminate if such breach by Mercato is cured within such 30-day period;

•

prior to the Closing, by written notice to Nuvini from Mercato if there is any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Nuvini, New Nuvini or Merger Sub, or if any representation or warranty of Nuvini, New Nuvini or Merger Sub shall have become untrue, in either case, such that the conditions to the Business Combination would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become untrue and if such breach cannot be or has not been cured within 30 days following delivery by Mercato of written notice to Nuvini of such breach (or by the Outside Date, whichever is earlier); provided that if Nuvini, New Nuvini or Merger Sub continues to exercise commercially reasonably efforts to cure such breach, Mercato cannot terminate if such breach by Nuvini, New Nuvini or Merger Sub is cured within such 30-day period;

•

by written notice from (i) either Mercato or Nuvini to the other if, at the extraordinary general meeting (including any adjournments thereof), the Mercato stockholder approval is not obtained or (ii) Mercato to Nuvini if, the shareholder approval by the Nuvini Shareholders, Merger Sub, and New Nuvini has not been obtained within 48 hours following the date of effectiveness of this proxy statement/prospectus; or

•	by written notice to Mercato from Nuvini if an Extension has not been obtained prior to the Outside Date.

Effect of Termination

In the event of termination of the Business Combination Agreement, the Business Combination Agreement will be of no further force and effect and the Business Combination will be abandoned, without relief of liability of any party thereto for Willful Breach (as defined in the Business Combination Agreement) of the Business Combination Agreement by such party or its own Intentional Fraud (as defined in the Business Combination Agreement); provided that obligations under the Confidentiality Agreement and certain obligations related to the Trust Account, and certain other provisions required under the Business Combination Agreement shall, in each case, survive any termination of the Business Combination Agreement. There are no termination fees in connection with the termination of the Business Combination Agreement.

Non-survival of Representations, Warranties and Covenants

None of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement, or in any related document or instrument delivered pursuant to the Business

Combination Agreement, will survive the Closing except for (i) any covenants and agreements contained therein that expressly by their terms apply either in part or in whole after the Closing, (ii) the general provisions (the customary miscellaneous provisions contained in the Business Combination Agreement), or (iii) any party’s liability for such party’s own Intentional Fraud.

Enforcement

Each party is entitled under the Business Combination Agreement to an injunction or injunctions to prevent breaches of the Business Combination Agreement and to specific enforcement of the terms and provisions of the Business Combination Agreement, in addition to any other remedy to which any party is entitled at law or in equity.

Non-Recourse

All claims or causes of action that are based upon, arising out of, or related to the Business Combination Agreement or the Business Combination contemplated thereby may be brought only against the entities expressly named as parties to the Business Combination Agreement and only with respect to the specific obligations set forth therein with respect to such party.

Further, unless a named party to the Business Combination Agreement, and then only to the extent of the specific obligations undertaken by such named party under the Business Combination Agreement, no past, present or future director, officer, agent, employee, stockholder, member, partner, incorporator, agent, affiliate (including the Sponsor), attorney, advisor or other representative of New Nuvini, Nuvini, Merger Sub or Mercato will have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any party to the Business Combination Agreement for any claim based on, arising out of, or related to the Business Combination Agreement or the Business Combination. Furthermore, there will be no recourse against the Trust Account in connection with any such claims or causes of action.

Governing Law and Jurisdiction

The Business Combination Agreement is governed and construed in accordance with the law of the State of Delaware regardless of the law that might otherwise govern under applicable conflicts of law thereof. Any action based upon, arising out of or related to the Business Combination Agreement or the Transactions contemplated thereby will be brought in any Delaware Chancery Court or Federal court of the United States of America sitting in Delaware. To the extent not prohibited by applicable Legal Requirement, each party has waived its rights to trial by jury in any action based upon, arising out of or related to the Business Combination Agreement, the ancillary agreements and the transactions contemplated hereby or thereby.

Fees and Expenses

In general, all costs and expenses incurred in connection with the Business Combination will be paid by the party incurring such expenses, whether or not the Business Combination consummated. If the Business Combination is terminated in accordance with its terms, Nuvini shall pay all fees and expenses incurred by Nuvini, New Nuvini and Merger Sub in connection with, or otherwise related to the transactions of the Business Combination, and Mercato shall pay all fees and expenses incurred by Mercato in connection with, or otherwise related to the transactions of the Business Combination. If the Business Combination is consummated, New Nuvini shall, on the Closing Date, pay all outstanding fees and expenses incurred by New Nuvini and Nuvini and expected to remain unpaid at the close of business on the business day proceeding the Closing Date and all outstanding fees and expenses incurred by Mercato and expected to remain unpaid at the close of business on the business day proceeding the Closing Date, from the combined cash accounts of Mercato, New Nuvini, Nuvini and Merger Sub after the release of funds from the Trust Account, if any.

Regulatory Matters

The Business Combination Agreement and the transactions contemplated by the Business Combination Agreement are not subject as a closing condition to any additional federal, state or foreign regulatory requirement or approval.

Additional Agreements

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex D, with certain Stockholders, New Nuvini, Mercato and Nuvini pursuant to which the Stockholders agreed, among other things, (i) to vote all shares of Mercato Common Stock beneficially owned by them in favor of each of the proposals at the Mercato Special Meeting, (ii) to vote against any proposal that would impede the Business Combination and (iii) waive any anti-dilution rights in Mercato’s governing documents with respect to any founder shares. In addition, New Nuvini agreed to indemnify the Sponsor from and against certain liabilities relating to the Business Combination for a period of six years after the Closing.

Each officer and director of Mercato previously entered into a letter agreement with Mercato in connection with Mercato’s initial public offering, pursuant to which they agreed to vote any founder shares held by them and any public shares purchased during or after the initial public offering (including in open market and privately-negotiated transactions) in favor of the Business Combination. Pursuant to the Sponsor Support Agreement, Mercato and the Sponsor have agreed to not amend, terminate or otherwise modify that certain letter agreement without Nuvini’s prior written consent.

Pursuant to the Sponsor Support Agreement, and subject to certain exceptions therein, the Stockholders will be contractually restricted from selling or transferring any of the Lock-up Shares. Such restrictions begin on the Closing Date and end on the earlier of (i) the date that is one year from the Closing Date and (ii) the date on which the last reported sale price per New Nuvini Ordinary Share equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least 150 days after the Closing Date (the “Lock-up Period”). Any securities of New Nuvini that the Stockholders newly acquire or purchase after the date of the Sponsor Support Agreement will also be subject to the terms of the Sponsor Support Agreement. If the date that is one year from the Closing Date is scheduled to be during, or within 5 trading days prior to, a period during which trading would not be permitted under New Nuvini’s insider trading policy (the “Blackout Period”), the Lock-up Period will end 10 trading days prior to such Blackout Period. The Sponsor Support Agreement also provides that the holders of Lock-Up Shares may sell an amount of their Lock-Up Shares (not to exceed fifty percent of such Lock-Up Shares) during the period starting on the trading day immediately following the Closing and ending on the final trading day of the calendar year in which the Closing occurs as the holder of such shares determined in good faith will provide such holder with net proceeds to cover any tax liabilities (including estimated tax liabilities) arising in connection with the transactions contemplated by the Business Combination Agreement.

New Nuvini, pursuant to the Sponsor Support Agreement, also agrees to indemnify (for certain limited specified time periods) the Sponsor and its members, managers and officers (collectively, the “Indemnified Parties”) from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs and reasonable, documented out-of-pocket expenses in connection therewith (including reasonable attorneys’ fees and expenses) (“Indemnified Liabilities”) incurred by such person on or after the date the Sponsor Support Agreement is entered into, arising out of any third-party action, cause of action, suit, litigation, investigation, inquiry, arbitration or claim (collectively, “Actions”), in each case, resulting from, relating to or arising out of, Nuvini’s ownership and operation of the assets and businesses of the Nuvini Group companies prior to the Closing Date which (a) names any Indemnified Party as a defendant (or co-defendant) and (b) for which a final and non-appealable decision, judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction, or a settlement for which New Nuvini shall have given prior written consent shall have been consummated, that provides that an Indemnified Party is responsible for all or any portion of such Indemnified Liabilities, subject to, among other limitations, (i) New Nuvini shall not be liable to the Indemnified Parties until the aggregate amount of all Indemnified Liabilities exceeds $100,000 (the “Deductible”), in which event New Nuvini shall be liable for all such Indemnified Liabilities only to the extent the aggregate Indemnified Liabilities exceed the Deductible, (ii) New Nuvini shall not be liable to the Indemnified Parties with respect to intellectual property matters or tax matters of the Nuvini Group companies, in excess of $5,000,000 in the aggregate, and (iii) New Nuvini shall not be liable to the Indemnified Parties with respect to all Indemnified Liabilities that are not tax or intellectual property matters, in excess of $1,000,000.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Merger Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.1 thereof, or (c) the written agreement of such stockholder of Mercato party thereto, Mercato, Nuvini, and New Nuvini. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination. In the event the Sponsor Support Agreement terminates at the Merger Effective Time, the provisions related to the Lock-Up Shares and New Nuvini’s indemnification obligations will survive such termination.

Nuvini Holders Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, Mercato entered into the Nuvini Holders Voting and Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex E, with Nuvini and certain Nuvini Shareholders thereto. Pursuant to the Nuvini Holders Voting and Support Agreement, the Nuvini Shareholders party thereto agreed to, among other things, (i) vote to adopt and approve, upon the effectiveness of this proxy statement/prospectus, the Business Combination Agreement and all other documents and transactions contemplated thereby and (ii) vote against any proposals that run counter to any provision of the Nuvini Holders Voting and Support Agreement or to the consummation of the Business Combination, in each case, subject to the terms and conditions of the Nuvini Holders Voting and Support Agreement. The Nuvini Holders Voting and Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Merger Effective Time, (b) such date and time as the Business Combination Agreement will be terminated in accordance with Section 9.1 thereof, and (c) the written agreement of Mercato, Nuvini, New Nuvini and such Nuvini Shareholders party thereto.

Contribution Agreement

On March 3, 2023, New Nuvini and the holders of Nuvini Ordinary Shares (such holders collectively, the “Nuvini Shareholders”) entered into the Contribution Agreement, a copy of which is attached to this proxy statement/prospectus as Annex C, under which Mercato is a third-party beneficiary. Pursuant to the Contribution Agreement, the Nuvini Shareholders will, at the Contribution Effective Time, contribute to New Nuvini all of the issued and outstanding all of the issued and outstanding equity of Nuvini in exchange for newly issued New Nuvini Ordinary Shares, and, as a result thereof, Nuvini will become a direct, wholly-owned subsidiary of New Nuvini.

Registration Rights Agreement

The Business Combination Agreement contemplated that, at the Closing, New Nuvini, Sponsor, certain former stockholders of Mercato and certain former stockholders of Nuvini (collectively, the “Registration Rights Holders”), will enter into the Registration Rights Agreement, a form of which is attached to this proxy statement/prospectus as Annex F, pursuant to which New Nuvini will be obligated to file with the SEC within 30 calendar days following the Closing Date a registration statement to register for resale, pursuant to Rule 415 under the Securities Act, the New Nuvini Ordinary Shares and other the securities of New Nuvini that are held by the parties thereto from time to time. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised in any twelve (12) month period, the Registration Rights Holders may demand at any time or from time to time to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $50 million. The Registration Rights Agreement will also provide the Registration Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

In connection with the transactions contemplated by the Business Combination Agreement, including the Business Combination, the prior registration rights agreement that was entered into by Mercato, the Sponsor and the other parties thereto in connection with Mercato’s initial public offering will terminate. The Registration Rights Agreement will terminate on the earlier of (a) the fifth anniversary of the date of the Registration Rights Agreement or (b) with respect to any Registration Rights Holder, on the date that such Registration Rights Holder no longer holds any Registrable Securities (as defined therein).

Lock-up Agreement

Pursuant to the Business Combination Agreement, at the Closing, New Nuvini and each of the Nuvini Shareholders subject to the transfer restrictions will enter into the Lock-up Agreement, a copy of which is attached to this proxy statement/prospectus as Annex G. Pursuant to the terms of the Lock-up Agreement, each Nuvini Shareholder subject to the transfer restrictions will be contractually restricted from selling or transferring (i) the New Nuvini Ordinary Shares owned by such Nuvini Shareholder immediately following the Closing, (ii) the New Nuvini Ordinary Shares issuable to such Nuvini Shareholder upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding immediately following the Closing in respect of awards of Nuvini outstanding immediately prior to the Closing (along with such securities themselves) and (iii) the New Nuvini Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for New Nuvini Ordinary Shares held by such Nuvini Shareholder immediately after the Closing in respect of securities of Nuvini outstanding immediately prior to the Closing (along with such securities themselves). Such restrictions begin on the Closing Date and end on the date that is one year following the Closing Date, subject to earlier release if (a) the last reported sale price per New Nuvini Ordinary Share equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (b) if New Nuvini consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of New Nuvini Shareholders having the right to exchange their New Nuvini Ordinary Shares for cash, securities or other property. If the date that is one year from the Closing Date is scheduled to be during, or within five trading days prior to, the Blackout Period, the lock-up period will end ten trading days prior to such Blackout Period.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

New Nuvini is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Transactions.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2022 combines the historical audited consolidated statement of financial position of Nuvini S.A. as of December 31, 2022 with the historical audited balance sheet of Mercato’s as of December 31, 2022, giving pro forma effect to the Business Combination as if it had been consummated as of December 31, 2022.

The unaudited pro forma condensed statements of income for the year ended December 31, 2022 combines the historical audited consolidated statement of loss and comprehensive income of Nuvini S.A. for the year ended December 31, 2022 with the historical audited statement of operations of Mercato for the year ended December 31, 2022, giving pro forma effect to the Business Combination as if it had been consummated as of January 1, 2022, the beginning of the earliest period presented.

This information should be read together with the audited and unaudited historical financial statements of each of Nuvini S.A. and Mercato, including the notes thereto, as well as the disclosures contained in the sections titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Mercato Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Business Combination,” “The Special Meeting of Mercato Stockholders” and other financial information included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information provides additional information regarding the financial aspects of the Business Combination of Nuvini, New Nuvini, Merger Sub and Mercato, including the related transactions that fall within the scope of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 and presents the combination of the historical financial information of Nuvini S.A. and Mercato, adjusted to give effect to the Business Combination.

On February 26, 2023, Nuvini, New Nuvini, Merger Sub and Mercato entered into the Business Combination Agreement which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the transactions contemplated thereby.

As contemplated by the Business Combination Agreement and the Contribution Agreement, at the Contribution Effective Time, Nuvini Shareholders will contribute all their issued and outstanding Nuvini Ordinary Shares, in the context of the Contribution, to New Nuvini, in exchange for newly issued New Nuvini Ordinary Shares. As a result, Nuvini will become a wholly-owned subsidiary of New Nuvini.

Following such transaction, subject to the receipt of Mercato stockholder approval and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions set forth in the Business Combination Agreement, at the Closing, Merger Sub shall be merged with and into Mercato, with Mercato as the surviving entity.

Transaction costs related to the Business Combination will include all fees, costs, and expenses, paid or payable, by (a) any of the Nuvini Group companies, New Nuvini or Merger Sub and (b) Mercato or any of its affiliates, prior to and through the Closing Date. New Nuvini will pay, or cause to be paid, all transaction costs that remain unpaid as of the Closing Date.

As a result of the above transactions, Mercato will become a direct, wholly-owned subsidiary of Intermediate 2, which is indirectly wholly owned by New Nuvini, and New Nuvini will be controlled by Nuvini Shareholders and Mercato stockholders and their rights as New Nuvini Shareholders will be governed by New Nuvini’s organizational documents adopted at Closing and under Cayman Islands law.

For more information about the Business Combination, please see the section titled “The Business Combination Agreement and Ancillary Documents.”

Anticipated Accounting Treatment of the Business Combination

New Nuvini has been determined to be the accounting acquirer of Mercato based on evaluation of the following facts and circumstances:

•	Nuvini Shareholders will have the largest voting interest in New Nuvini under both the No Further Redemption Scenario and Maximum Redemption Scenario;

•	the New Nuvini Board has members, and Nuvini Shareholders have the ability to nominate at least the majority of the members of the New Nuvini Board;

•	Nuvini’s senior management is the senior management of New Nuvini, with the exception of the CFO, which will be filled by Scott Klossner, CFO of Mercato Partners Acquisition Corporation;

•	the business of Nuvini will comprise the ongoing operations of New Nuvini; and

•	Nuvini is the larger entity, in terms of substantive operations and employee base.

Mercato does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and therefore the Business Combination is expected to be considered a capital transaction and shall be accounted for as a share-based payment transaction under IFRS 2 Share-Based Payments, whereby New Nuvini will issue shares for Mercato’s net assets. Under this method of accounting, the acquisition of Mercato will be stated at historical cost, with no goodwill or other intangible assets recorded.

The difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired represents a stock exchange listing expense, as further discussed in Note 2 to the unaudited pro forma condensed combined financial information. This expense will be recognized immediately upon the consummation of the Business Combination.

Accordingly, the financial statements of Nuvini S.A. will become the historical financial statements of New Nuvini and the assets, liabilities and results of operations of Mercato will be consolidated with New Nuvini as from the Closing Date.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information in accordance with IFRS necessary for an illustrative understanding of New Nuvini upon consummation of the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2022 combines the historical audited consolidated statement of financial position of Nuvini S.A. as of December 31, 2022 with the historical audited balance sheet of Mercato’s as of December 31, 2022, giving pro forma effect to the Business Combination as if it had been consummated as of December 31, 2022.

The unaudited pro forma condensed statements of income for the year ended December 31, 2022 combines the historical audited consolidated statement of loss and comprehensive income of Nuvini S.A. for the year ended December 31, 2022 with the historical audited statement of operations of Mercato for the year ended December 31, 2022, giving pro forma effect to the Business Combination as if it had been consummated as of January 1, 2022, the beginning of the earliest period presented.

This unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is based on assumptions and estimates made and considered appropriate by Nuvini S.A.’s and Mercato’s management based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. This unaudited pro forma condensed combined financial information is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. The unaudited pro forma condensed combined financial information does not purport to project the future consolidated financial position or results of operations of New Nuvini following the completion of the Business Combination.

The unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New Nuvini following the Closing. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and subject to change. Future results may vary significantly from the results reflected due to various factors, including those discussed in the section titled “Risk Factors,” beginning on page 43 of this proxy statement/prospectus.

The historical financial statements of Nuvini S.A. have been prepared in accordance with IFRS and in its presentation currency of the Brazilian real (R$). The historical financial statements of Mercato have been prepared in accordance with U.S. GAAP and in its presentation currency of the U.S. dollar (US$). The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting to be used by New Nuvini, and the accounting policy differences identified are discussed in Note 2 to the unaudited pro forma condensed combined financial information. Mercato and Nuvini S.A. did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the entities.

The unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios, as follows:

•

No Further Redemption Scenario: While 23,000,000 shares of Mercato Class A Common Stock were subject to possible redemption by the Public Stockholders as of December 31, 2022, 18,699,637 shares of Mercato Class A Common Stock were redeemed in connection with the extension meeting, which resulted in 4,300,363 outstanding shares of Mercato Class A Common Stock. This scenario assumes that no additional Public Stockholders exercised their redemption rights in connection with the Business Combination with respect to their Mercato Class A Common Stock for a pro rata share of the funds in the Trust Account.

•

Maximum Redemption Scenario: This scenario assumes that all                shares of Mercato Class A Common Stock are redeemed for an aggregate payment of $                which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $                per share based on funds held in the Trust Account as of December 31, 2022, except that Mercato will only redeem its Class A Common Stock so long as (after such redemption) Mercato’s net tangible assets will be at least $5,000,001 either immediately prior to or upon Closing of the Business Combination. This scenario also assumes that, after giving effect to the payments to the redeeming Public Stockholders in this Maximum Redemption Scenario (and without considering any payment of Business Combination-related transaction expenses), a minimum of $10.0 million (R$52.8 million) would be available, in satisfaction of the Minimum Cash Condition.

The following table summarizes the pro forma New Nuvini Ordinary Shares issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above. Further, we anticipate that, upon completion of the Business Combination, the approximate ownership interests of New Nuvini, exclusive of the exercise of any New Nuvini Warrants that will become exercisable at Closing, will be as set forth in the table below:

	Assuming No Further Redemptions			Assuming Maximum Redemptions
	Number of Shares	Percent of Shares		Number of Shares	Percent of Shares
Shares held by former Nuvini Shareholders(1)			%			%
Shares held by current Public Stockholders(2)	4,300,363		%			%
Shares held by the Initial Stockholders(3)	5,750,000		%	5,750,000		%
Total New Nuvini Ordinary Shares			%			%

(1)

Pursuant to the Business Combination Agreement, the aggregate number of New Nuvini Ordinary Shares issued to the existing Nuvini Shareholders will equal                . At the Contribution Effective Time, (1) each issued and outstanding Nuvini Ordinary Share held by the Nuvini Shareholders will be contributed in kind to New Nuvini and (2) each Nuvini Option will automatically cease to represent the right to purchase Nuvini Ordinary Shares and will be canceled and extinguished in exchange for an option to purchase New Nuvini Ordinary Shares. For more information, see “The Business Combination Agreement and Ancillary Documents.”

(2)

Underlying shares of Mercato Class A Common Stock are subject to possible redemption. The Maximum Redemption Scenario is determined based on the assumption that the Minimum Cash Condition is satisfied at Closing (after giving effect to the redemption payments and Mercato transaction expenses).

(3)	The Initial Stockholders have waived their redemption rights in connection with the consummation of the Business Combination with respect to any shares of Mercato Common Stock held by them.

The unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of New Nuvini following the Business Combination. The unaudited pro forma adjustments represent Mercato’s and Nuvini S.A.’s management’s estimates based on information currently available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used, including in respect of the matters further described in Note 1 to the unaudited pro forma condensed combined financial information, to present the unaudited pro forma condensed combined financial information.

Actual amounts as of the date of the Closing might differ from the pro forma amounts presented in the unaudited pro forma condensed combined statement of financial position below as of December 31, 2022, primarily as a result of the timing and amount of expenditure related to development activities and capital expenditures as discussed elsewhere in this proxy statement/prospectus.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. as amended by the final rule, Release No. 33-10786 Nuvini S.A. has elected not to present management adjustments and will only be presenting transaction accounting adjustments and financing adjustments in the unaudited pro forma condensed combined financial information.

The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Nuvini filed consolidated income tax returns during the periods presented. The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of income are based on the weighted average number of Nuvini S.A.’s shares outstanding for the year ended December 31, 2022, assuming the Business Combination occurred on January 1, 2022, the beginning of the earliest period presented.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of financial position as of December 31, 2022, are as follows (using the December 31, 2022, translation rate of R$5.28418 into US$1.00):

Transaction Accounting Adjustments:

(a)	Reflects the reclassification of R$ million of cash and cash equivalents held in the Trust Account that becomes available following the Business Combination.

(b)

Reflects the repayment of the working capital loan taken out by Mercato of R$             million that is payable upon a business combination. Subsequent to December 31, 2022, Mercato took an additional working capital draw of R$             million.

(c)	Reflects the conversion of Sponsor loans to Mercato of $ for warrants under the same terms of the Private Placement Warrants.

(d)	Transaction costs:

(i)

Reflects the additional Mercato non-recurring transaction costs in the amount of R$                 million including the payment of accrued transaction costs in the amount of R$                 million (R$                 million, net), that are all paid upon Closing; and

(ii)	Reflects the additional Nuvini and New Nuvini non-recurring transaction costs in the amount of R$ million, that are all paid upon Closing.

(e)

Reflects the payment in cash of R$                million due to the redemption of 18,699,637 shares of Mercato Common Stock in connection with the extension meeting , pursuant to the extension proposal after the announcement of the Business Combination.

(f)	Reflects the payment in cash of R$ and the issuance of New Nuvini Ordinary Shares in accordance with the deferred and contingent consideration arrangements dated .

(g)	Reflects the reclassification of R$ million of Mercato’s historical accumulated deficit to additional paid-in capital upon consummation of the Business Combination.

(h)	Reflects the payment in cash of R$ in accordance with the Exposure Premium derivative under the Debentures.

(i)	Reflects the issuance of shares for Subscription rights to certain persons exercisable upon consummation of the business combination.

(j)

On August 1, 2022 Mercato and Bank of America amended the underwriting agreement to provide for a waiver by Bank of America of the $8.05 million deferred underwriting fee in its entirety if the proposed Business Combination between Mercato and Nuvini S.A. is consummated. As a result, the deferred underwriting fee payable of $8.05 million (R$42,537,649) as of December 31, 2021 was eliminated with an offsetting adjustment to additional paid-in-capital and is not included in the Nuvini Transaction Expenses

(k)

Reflects the difference in the amount of R$                million between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired. This represents a stock exchange listing service of New Nuvini under IFRS 2 Share-Based Payments. The listing expense is calculated as follows, in thousands of reais:

	Assuming No Further Redemption Scenario(1)	Assuming Maximum Redemption Scenario
Fair value of public and sponsor equity instruments to acquire Mercato(1)
Less: Fair value of deferred and contingent consideration
Fair value of equity instruments issued to acquire Mercato(2)
Net Assets of Mercato as of December 31, 2022(3)(4)(5)
Effect of redemption of Mercato Class A Common Stock
Less: Mercato’s transaction costs
Adjusted net assets/(liabilities) of Mercato as of December 31, 2022
IFRS 2 charge for listing services

(1)	Estimated fair value determined based on reference price denoted in the Business Combination Agreement of $10.00/share as of December 31, 2022, and foreign exchange rate of $1.00 to R$5.28418.
(2)

Calculated based on the average exchange rate during 2022, of $1.00 to R$5.165. Based on this exchange rate, the net assets of Mercato as of December 31, 2022, were approximately R$                million under the No Further Redemption Scenario and the Maximum Redemption Scenario

(3)	Net assets of Mercato have been adjusted to reflect the redemption of 4,300,363 shares of Mercato Class A Common Stock for R$ million in connection with the extension meeting.
(4)	Adjusted net assets (liabilities) of Mercato as of December 31, 2022, is calculated as follows:

Total Assets of Mercato
Less: Redeemed Shares

Adjusted Total Assets
Total Liabilities of Mercato

Net assets of Mercato	R$

Summary of Transacting Accounting Adjustments impacting Additional paid in capital:

Description	Reference	Amount (in thousands of reais)
Non-recurring transaction costs		R$
Settlement of deferred underwriting fee
Liability to permanent equity
Deferred and contingent consideration
Removal of historical accumulated deficit
IFRS 2 listing expense

Additional paid-in capital adjustments		R$

Financing Adjustments:

(l)	Reflects gross proceeds of R$ million from the issuance and sale of New Nuvini Ordinary Shares and additional paid-in capital using par value of R$ per share at a redemption price of R$ per share.

Redemption Adjustments:

(m)

Reflects the redemption of the maximum number of             shares of Mercato Class A Common Stock for R$             million allocated to Mercato Class A Common Stock and additional paid-in capital using par value of R$             per share at a redemption price of R$             per share.

Reconciliation of Class A and Class B pro forma shares:

Assuming No Further Redemption Scenario	Reference	Shares	Class A Par Value	Class B Par Value
Historical Balance
Liability to permanent equity
Issuance of New Nuvini Ordinary Shares
Conversion of Class B shares to Class A Shares
Financing adjustments
Non-redeeming shares
Totals

Assuming Maximum Redemption Scenario	Reference	Shares	Class A Par Value	Class B Par Value
Historical Balance
Liability to permanent equity
Issuance of New Nuvini Ordinary Shares
Conversion of Class B shares to Class A Shares
Financing adjustments
Non-redeeming shares
Totals

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended December 31, 2022

The adjustments included in the unaudited pro forma condensed combined statements of income for the year ended December 31, 2022, used the average annual translation rate of R$5.165 into $1.00 for:

Transaction Accounting Adjustments:

(a) Reflects the IFRS 2 stock-based compensation expenses for the deemed stock exchange listing of New Nuvini, which is the difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired.

For year ended December 31, 2022
	Assuming No Further Redemption Scenario	Assuming Maximum Redemption Scenario
Net Assets of Mercato
Effect of redemption of Mercato Class A Common Stock
Less: Mercato’s transaction costs
Adjusted net assets of Mercato
IFRS 2 charge for listing services

(b) Reflects the elimination of the interest earned on investments held in the Trust Account. This amount represents Interest income of R$                million for the year ended December 31, 2022.

(c) Reflects the additional Nuvini and New Nuvini non-recurring transaction costs in the amount of R$                million, that are all paid upon Closing.

Earnings (loss) per share

Net earnings (loss) per share is calculated using the weighted average shares outstanding and the issuance of additional shares of New Nuvini in connection with the Business Combination and other related events, assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred as of January 1, 2022, the calculation of weighted average shares outstanding for basic and diluted net earnings (loss) per share assumes the shares issued in connection with the Business Combination have been outstanding for the entire period presented. Under the Maximum Redemption Scenario,      shares of Mercato Class A Common Stock assumed to be redeemed by Public Stockholders are eliminated as of January 1, 2022. This also reflects the redemption of 18,699,637 shares in connection with the extension meeting. Management notes that the below pro forma earnings (loss) per share calculation excludes earn-out shares as they are not considered to be outstanding as of the Business Combination date.

The unaudited pro forma condensed combined financial information has been prepared assuming the No Further Redemption Scenario and Maximum Redemption Scenario:

For year ended December 31, 2022
(in thousands of reais, except share data)	Assuming No Further Redemption Scenario	Assuming Maximum Redemption Scenario
Pro forma net loss
Basic and diluted weighted average shares outstanding
Pro forma net loss per share—basic and diluted
Weighted average shares outstanding—basic and diluted(3)
Nuvini(4)
Mercato Public Stockholders (other than the Sponsor and its affiliates)(5)
Sponsor and its affiliates(6)(7)(8)(9)
Total

(1)

While 23,000,000 shares of Mercato Class A Common Stock were subject to possible redemption by the Public Stockholders as of December 31, 2022, 18,699,637 shares of Mercato Class A Common Stock were redeemed in connection with the extension meeting, which resulted in 4,300,363 outstanding shares of Mercato Class A Common Stock . This scenario assumes that no additional Public Shares are redeemed in connection with the Business Combination.

(2)

Assumes additional redemptions of shares of Mercato Class A Common Stock in connection with the Business Combination at approximately $                (R$                ) per share based on the Trust Account figures as of December 31, 2022 (be and reflecting the redemption of 18,699,637 shares of Mercato Class A Common Stock redeemed in connection with the extension meeting). Also assumes that, after giving effect to the payments to the redeeming Public Stockholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $10.0 million (R$52.8 million) would be received by New Nuvini, in cash or in kind, in satisfaction of the Minimum Cash Condition.

(3)

Outstanding Public Warrants and Private Placement Warrants are anti-dilutive and are not included in the calculation of diluted net loss per share. Mercato currently has 11,500,000 Public Warrants and 10,050,000 Private Placement Warrants outstanding. Each New Nuvini Warrant entitles the holder to purchase one New Nuvini Ordinary Share at R$60.77 per share. Subject to the terms of the New Warrant Agreement, each Mercato Warrant that is outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, shall be converted into and become a warrant to purchase New Nuvini Ordinary Shares, and New Nuvini shall assume each such Mercato Warrant in accordance with its terms .

(4)	Includes the New Nuvini Ordinary Shares issued to Nuvini at Closing pursuant to the Business Combination Agreement. Excludes the Earn-Out Shares.
(5)

Excludes New Nuvini Warrants. For additional information with respect to the dilutive effects of the New Nuvini Warrants, see “Summary of the Proxy Statement/Prospectus — Ownership of New Nuvini After Closing.”

(6)

Considering the exercise of all New Nuvini Warrants, the Sponsor and its affiliates would own (i)        % of New Nuvini’s share capital under the No Further Redemption Scenario, and (ii)         % of New Nuvini’s share capital under the Maximum Redemption Scenario.

2.	U.S. GAAP to IFRS conversion of Mercato’s Statement of Financial Position as of December 31, 2022, and Statements of Income for the year ended December 31, 2022

The historical financial information of Mercato has been adjusted to give effect to the differences between GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The identified adjustments to convert Mercato’s financial statements from GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to: (i) adjustment related to Mercato’s mezzanine equity to redemption to non-current financial liabilities for $233.5 million (see Note 2), and (ii) presentation adjustments were made to reclassify the captions of change in fair value of warrants, and interest earned on marketable securities held in trust account in the historical Mercato statement of income to the finance costs caption of the pro forma statement of income. Thus, to align with the historical Nuvini S.A. statement of income, an IFRS to U.S. GAAP conversion footnote is not needed.

A conversion of Mercato statement of financial position from U.S. dollars to Brazilian reais, and from U.S. GAAP to IFRS is as follows:

As of December 31, 2022	Before conversion (In ‘000 of $)	Before conversion (In ‘000 of reais)(a)	IFRS conversion	Footnote reference	After conversion (In ‘000 of reais)

ASSETS
Current Assets
Cash and cash equivalents
Trade accounts receivable, net
Prepaid expenses
Other current assets
Total current assets

Non-current assets
Property and equipment, net
Right-of-use assets, net
Cash held in trust account
Intangible assets—net
Goodwill
Prepaid expenses—long term
Other non-current assets

Total non-current assets
TOTAL ASSETS
LIABILITIES
Current liabilities:
Accounts payable to suppliers
Salaries and labor charges
Loans and financing
Debentures
Lease liability
Taxes, fees and contributions payable
Deferred revenue
Earnout liability
Other current liabilities
Total current liabilities
Non-current liabilities
Loans and financing
Derivative liabilities (warrants)
Deferred underwriting commissions

As of December 31, 2022	Before conversion (In ‘000 of $)	Before conversion (In ‘000 of reais)(a)	IFRS conversion	Footnote reference	After conversion (In ‘000 of reais)
Taxes, fees and contributions payable
Related parties
Earnout liability
Lease liability
Provisions for risks
Other non-current liabilities
Total non-current liabilities
TOTAL LIABILITIES
Commitments and contingencies
SHAREHOLDERS’ EQUITY
Share capital
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding
Accumulated losses

Total shareholders’ equity

Total liabilities and shareholders’ equity

For the year ended of December 31, 2022	Before conversion (In ‘000 of US$)		Before conversion (In ‘000 of reais)(aa)		IFRS conversion		Footnote reference	After conversion (In ‘000 of reais)
General and administrative expenses		$		R$		R$			R$

Franchise tax expenses
Loss from operations
Finance income
Other income (expenses):
Change in fair value of warrant liabilities

Offering costs associated with derivative liabilities	$		R$		R$			R$
Net loss

References—IFRS Adjustments and Reclassifications

The historical financial information of Mercato has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited combined pro forma financial information.

The historical financial information of Mercato was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Brazilian reais using the historical closing exchange rate, as of December 31, 2022, of $1.00 to R$5.28418 and the average annual translation rate of $1.00 to R$5.165.

Reflects the GAAP to IFRS conversion adjustment related to Mercato’s historical mezzanine equity (Mercato Class A Common Stock subject to possible redemption) into Non-Current Liabilities (Loans and borrowings).

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION(1)

As of December 31, 2022

(In thousands of Brazilian reais, except when indicated otherwise)

	As of December 31, 2022		Assuming No Further Redemption Scenario		Assuming Maximum Redemption Scenario
	Nuvini S.A. (Historical) ($R)	Mercato Partners Acquisition Corporation (Historical) (Note 2) ($R)	Pro Forma Transaction Accounting Adjustments	Pro Forma Combined	Additional Pro Forma Transaction Accounting Adjustments	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents
Trade accounts receivable, net
Prepaid expenses
Other current assets

Total current assets
Non-current assets
Property and equipment, net
Right-of-use assets, net
Cash held in trust account
Intangible assets—net
Goodwill
Prepaid expenses—long term
Other non-current assets

Total non-current assets

TOTAL ASSETS

LIABILITIES AND EQUITY
Current liabilities
Accounts payable to suppliers
Accrued expenses
Franchise tax payable
Salaries and labor charges
Loans and financing
Debentures
Lease liability
Income taxes payable
Taxes, fees and contributions payable
Deferred revenue
Deferred and contingent consideration on acquisitions
Related parties
Other current liabilities

Total current liabilities
Non-current liabilities
Loans and financing
Derivative liabilities (warrants)
Deferred underwriting commissions
Taxes, fees and contributions payable
Subscription rights
Deferred and contingent consideration on acquisitions
Lease liability
Provisions for risks
Deferred taxes
Other non-current liabilities
Common stock subject to possible redemption

Total non-current liabilities

TOTAL LIABILITIES

Equity:
Share capital
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding
Capital reserves
Accumulated losses

Total equity

TOTAL LIABILITIES AND EQUITY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED December 31, 2022(1)

(In thousands of Brazilian reais, except when indicated otherwise,

and except share and per share amounts)

	As of December 31, 2022		Assuming No Further Redemption		Assuming Maximum Redemption
	Nuvini S.A. (Historical) ($R)	Mercato Partners Acquisition Corporation (Historical) (Note 2) ($R)	Pro Forma Transaction Accounting Adjustments	Pro Forma Combined	Pro Forma Transaction Accounting Adjustments	Pro Forma Combined
REVENUE
Net operating revenue
Cost of services provided

Gross profit (loss)
COST AND EXPENSES
Sales and marketing expenses
General and administrative expenses
Impairment of goodwill
Franchise tax expense
Other operating income (expenses), net

Operating expenses

Operating loss
Financial income and expenses, net
Change in fair value of warrant liabilities
Offering costs associated with derivative liabilities

Financial loss, net

Loss before income tax
Income tax, net

Net loss

NET INCOME (LOSS)
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and Diluted
NET INCOME (LOSS) PER SHARE

BUSINESS OF NEW NUVINI BEFORE THE BUSINESS COMBINATION

The information provided below pertains to New Nuvini prior to the Business Combination. Upon the terms and subject to the conditions of the Business Combination Agreement, New Nuvini will become the ultimate parent of Nuvini and Mercato. For information about New Nuvini’s management, stock ownership and corporate governance following the Business Combination, please see the section entitled “Management of New Nuvini After the Business Combination.”

Incorporation

New Nuvini was incorporated as an exempted company incorporated with limited liability in the Cayman Islands on November 16, 2022. As of the date of this proxy statement/prospectus, New Nuvini has not conducted any material activities other than those incident to its formation, the incorporation of the Intermediate Companies and Merger Sub and the pending Business Combination. ’New Nuvini intends to apply to list the New Nuvini Ordinary Shares and New Nuvini Warrants under the Exchange Act and on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, upon the closing of the Business Combination.

Articles of Association

Prior to consummation of the Business Combination, New Nuvini’s current memorandum and articles of association will be amended and restated in their entirety to be in substantially the form of the New Nuvini Articles contemplated by the Business Combination Agreement and attached as Annex B to this proxy statement/prospectus. New Nuvini’s current memorandum and articles of association may be amended at any time prior to consummation of the Business Combination by unanimous written resolution of the New Nuvini shareholders, or the approval of the same by two thirds of the votes cast by the New Nuvini shareholders at a general meeting. Please see the section entitled “Description of New Nuvini Securities.”

Registered Office

New Nuvini’s registered office is in the Cayman Islands and the mailing address of its principal executive office is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

Subsidiaries

Merger Sub, a newly incorporated Delaware corporation, was a wholly-owned subsidiary of New Nuvini upon signing of the Business Combination Agreement and, in anticipation of Closing, is now a wholly-owned subsidiary of Intermediate 2. As of the date of this proxy statement/prospectus, Merger Sub has not conducted any material activities other than those incident to its formation and to the matters contemplated by the Business Combination Agreement.

Sole Shareholder

Pierre Carneiro Ribeiro Schurmann is currently the sole shareholder of New Nuvini. In connection with the Business Combination, holders of Mercato Common Stock and Mercato Warrants and the other Nuvini Shareholders will become shareholders of New Nuvini pursuant to the Contribution and the Merger, as applicable.

Management Board

New Nuvini is currently managed by its board of directors, comprising Pierre Carneiro Ribeiro Schurmann and Luiz Antonio Busnello Fernandes.

Legal Proceedings

As of the date of this proxy statement/prospectus, New Nuvini was not party to any material legal proceedings. In the future, New Nuvini may become party to legal matters and claims arising in the ordinary course of business, the resolution of which New Nuvini does not anticipate would have a material adverse impact on its financial position, results of operations or cash flows.

Properties

Prior to the Business Combination, New Nuvini only has nominal assets consisting of cash and cash equivalents.

Employees

Prior to the Business Combination, New Nuvini currently has no employees.

BUSINESS OF NUVINI AND CERTAIN INFORMATION ABOUT NUVINI

This section sets forth certain information on Nuvini’s business and certain of its financial and operating information appearing elsewhere in this proxy statement/prospectus. It may not contain all the information about the Nuvini Group that may be important to you. Nuvini urges you to read the entire proxy statement/prospectus carefully, including the sections entitled “Risk Factors” and “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Nuvini’s S.A.’s financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

Business Overview

Nuvini S.A. is a holding company and conducts substantially all of its business through its subsidiaries. Nuvini S.A. (formerly Vehuiah Empreendimentos Participacoes LTDA) was founded by Pierre Schurmann and Luiz Busnello in São Paulo, Brazil on November 21, 2019, and was incorporated in Brazil on October 21, 2020 under Nuvini S.A..

Nuvini S.A.’s strategy is focused on acquiring and operating established companies in the B2B SaaS market in Brazil and Latin America. Geographically, Nuvini S.A.’s subsidiaries are located in Brazil, with future plans of expansion throughout Latin America. Nuvini S.A.’s initial strategy was to target companies in sales and marketing, productivity and finance and controls. Nuvini S.A.’s strategy has evolved and now it acquires and operates B2B SaaS companies that meet specified acquisition strategies, such as consolidated business model, recurring revenue, positive cash generation and/or growth potential.

Nuvini S.A.’s acquisition targets are generally profitable B2B SaaS companies with a consolidated business model, recurring revenue, positive cash generation and relevant growth potential. Nuvini S.A.’s business philosophy is to invest in established companies and foster an entrepreneurial environment that enables companies to become leaders in their respective industries, creating value through long-term partnerships with the existing management of the Nuvini Acquired Companies and accelerating the growth of acquired companies through improved commercial strategies, increased efficiency of internal processes, and enhanced governance structures.

Nuvini S.A.’s core strategy is to acquire, operate, retain and partner with existing management of established companies. Nuvini S.A. believes that the businesses it has acquired have the potential to be leaders in their respective markets due to Nuvini S.A.’s culture that facilitates each Nuvini Acquired Company to operate independently and encourages them to partner with Nuvini S.A.’s management. Nuvini S.A. chose each of the Nuvini Acquired Companies because it believes that their respective existing management teams understand the economics of their respective industries better than most of their competitors, thereby promoting long-term success for each Nuvini Acquired Company within each specific industry.

Nuvini S.A. believes it creates value through long-term partnerships by focusing on accelerating the growth of each Nuvini Acquired Company through strengthening its commercial strategies, increasing the efficiency of internal processes and enhancing its governance structure. With a diversified portfolio of B2B companies in multiple markets, Nuvini S.A. believes it has the experience and expertise to optimize the performance of the Nuvini Acquired Companies’ businesses and expedite their development. Nuvini. S.A. believes it optimizes performance by providing back-office support, which allows for the standardization of processes and benefits, and leverages people and talent consistently across the Nuvini Group.

As further detailed below in “Capabilities of the Nuvini Acquired Companies”, the Nuvini Acquired Companies offer proprietary SaaS products to their customers to meet certain critical requirements. Nuvini S.A. believes that the Nuvini Acquired Companies’ products and services enable each of their respective customers to increase sales, improve customer service, increase team productivity and operate more cost-effectively.

Nuvini S.A. believes that acquiring SaaS companies that are consistent with its business philosophy enhances its ability to earn above average returns on its capital.

Nuvini S.A. believes it continues to foster organic growth by expanding the Nuvini Acquired Companies’ customer, geographic and product reach. Nuvini S.A.’s acquisition strategy is to select target companies based on financial metrics (such as recurring revenue and positive cash generation), relevant growth potential and the target company’s discrete market within the SaaS industry. For additional information, see “Business Model” below.

As of December 31, 2022, the Nuvini Acquired Companies have established a customer base comprised of over 19,000 customers operating in Brazil. The Nuvini Acquired Companies’ strong customer base is demonstrated by its diversified revenue and its high customer retention rates. For the year ended December 31, 2022, no single customer accounted for more than 5% of Nuvini S.A.’s total revenue and the Nuvini Acquired Companies’ top 10 customers accounted for less than     % of Nuvini S.A.’s total revenue.

Corporate History

Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands, conducts all of its business through Nuvini S.A.

•

Nuvini S.A., a corporation (sociedade por ações) duly incorporated and organized under the laws of Brazil, and enrolled with the National Registry of Legal Entities of the Brazilian Ministry of Economy under No. 35.632.719/0001-20, was incorporated in October 2020 in São Paulo, Brazil. Nuvini S.A. targets, acquires and operates profitable B2B SaaS companies, and preferably companies in specialized markets with the following criteria:

•

Leaders in fragmented markets. Nuvini S.A. targets companies that are in less competitive specialized markets within the SaaS industry, allowing the Nuvini Group to potentially become a leader within these markets.

•

Specialized software with low customer turnover. Nuvini S.A. targets SaaS companies that exist in discrete markets and provide software to customers meeting specific needs within these markets. Low customer turnover is due to a fragmented market and the lack of competitors within each of these markets.

•	Recurring and solid client base. Nuvini S.A. focuses on acquiring companies with existing and recurring customers that generate strong cash flows. This enables Nuvini S.A. to fund new acquisitions.

As of the date of this proxy statement/prospectus, Nuvini S.A. has acquired the controlling interests in seven SaaS companies, as detailed below:

1.

Effecti. On October 30, 2020, Nuvini S.A. acquired 100% of the equity interest in Effecti Tecnologia WEB LTDA., a limited liability company duly incorporated and organized under the laws of Brazil and based in Rio do Sul, Santa Catarina, Brazil. Effecti operates the “My Effecti” bidding platform, through which bidders can find, register, dispute and monitor notices issued by the Brazilian federal, state and municipal governments through electronic trading sessions.

2.

Leadlovers. On February 5, 2021, Nuvini S.A. acquired 100% of the equity interest in Leadlovers Tecnologia LTDA., a limited liability company duly incorporated and organized under the laws of Brazil (“Leadlovers”) and based in Curitiba, Paraná, Brazil. Leadlovers provides an online platform designed to optimize the digital marketing strategy of companies and entrepreneurs, allowing them to streamline and automate repetitive marketing processes.

3.

Ipê Digital. On February 19, 2021, Nuvini S.A. acquired 100% of the equity interest in Ipe Tecnologia LTDA., a limited liability company duly incorporated and organized under the laws of Brazil, (“Ipê Digital”) and based in Uberlândia, Minais Gerais, Brazil, which serves as the largest Enterprise Resource Planning (“ERP”) service provider for eyeglass shops. Ipê Digital offers store owners the ssOtica platform, an ERP system subscription that aims to help manage stores, meet tax obligations and optimize sales.

4.

Datahub. On February 24, 2021, Nuvini S.A. acquired 100% of the equity interest in Dataminer Dados, Informacoes E Documentos LTDA., a limited liability company duly incorporated and organized under the laws of Brazil (“Datahub”) and based in Tupã, São Paulo, Brazil. Datahub offers an innovative data intelligence platform, uniting cutting-edge technology and new data sources. It utilizes sophisticated and efficient data analytics, machine learning (“AI”) and customer knowledge (“KYC”) to drive efficiencies in marketing, sales, risk, and compliance actions, while prioritizing responsible data management or protect its customers’ business.

5.

OnClick. On April 22, 2021, Nuvini S.A. acquired 100% of the equity interest in OnClick Sistemas de Informacao LTDA., a limited liability company duly incorporated and organized under the laws of Brazil (“OnClick”) and based in Marília, São Paulo, Brazil. Together with its subsidiaries, OnClick offers a management ERP software for retail, e-commerce, industry, distribution, services and health care companies; customizes business management, IT solutions and business processes for its customers; and provides a complete integration solution to support the various technologies involved in e-commerce operations. Commit Consulting LTDA and APIE.COMM Tecnologia LTDA were included as part of the OnClick acquisition. As such, “OnClick” referenced throughout this document refers to all three acquired entities in the transaction.

6.

Mercos. On June 30, 2021, Nuvini S.A. entered into an investment agreement with the shareholders of Simplest Software LTDA., a limited liability company duly incorporated and organized under the laws of Brazil (“Mercos”) and based in Joinville, Santa Catarina, Brazil, to acquire 100% of the total share capital of Mercos, and assumed control on August 10, 2021. Mercos is a software company that organizes and automates the activities of independent sales representatives and sales orders from manufacturers and distributors. Currently, Mercos is focused on providing e-commerce and sales solutions for B2B entities.

7.

SmartNX. On January 25, 2023, Nuvini S.A. entered into an investment agreement with the shareholders of Smart NX Tecnologia LTDA, a limited liability company duly incorporated and organized under the laws of Brazil (“Smart NX”) and based in Matias Barbosa, Minas Gerais, Brazil, to acquire 55% of the total share capital of Smart NX. Smart NX builds digital journeys, connecting B2C companies with their clients via sales, billing and customer service.

The foregoing acquisitions, coupled with the Nuvini Acquired Companies’ management teams having deep industry experience and Nuvini S.A.’s corporate office providing financial and strategic expertise related to capital allocation, finance and other back-office functions, allow the Nuvini Group to grow its business and operations through the Nuvini Acquired Companies.

Corporate Structure

The following chart outlines the Nuvini Group’s corporate structure (all subsidiaries are wholly-owned unless otherwise noted):

Business Model

Nuvini S.A. acquires, manages, and builds SaaS companies that have strong cash generation and revenue growth, are leaders in fragmented markets and generate a recurring, solid customer base with low customer turnover. Below is a discussion of Nuvini S.A.’s business model in acquiring target companies and accelerating the Nuvini Acquired Companies’ efficiencies and growth:

Acquire

Nuvini S.A.’s business model is focused on acquiring profitable B2B SaaS companies with the following characteristics: a cohesive and focused business model, recurring revenue, positive cash generation and relevant growth potential. Further, Nuvini S.A. opts for acquiring companies that are leaders in discrete markets. Nuvini S.A. prides itself of a quick and efficient capital allocation process, combined with a diligent and repeatable M&A process. Nuvini S.A. aims to achieve this by executing the following during the M&A process:

•	Conducting robust due diligence on historical financial statements, KPIs, legal and tax position with external consulting, best practices connected with founders’ earnout value;

•	Establishing an Investment Committee for monitoring and approving new mergers and acquisitions; and

•	Causing the board of directors to review the fit between the portfolio/acquisition target’s strategy and Nuvini S.A.’s strategy.

Manage

The graphic below illustrates Nuvini S.A.’s business model of managing the Nuvini Acquired Companies.

Once Nuvini S.A. acquires a SaaS company, Nuvini S.A. focuses on managing it according to the following principles:

Accelerate Efficiency and Growth: Nuvini S.A. has a vision and strategy to focus on growth and best practices. In an effort to maximize each Nuvini Acquired Company’s performance, Nuvini S.A. provides back-office support, which includes but is not limited to, talent training and sourcing, accounting standardization, and audit support. The back-office support standardizes processes and benefits and leverages people and talent consistently across the Nuvini Group. By utilizing talent sourcing and retention strategies from the Nuvini Group, Nuvini S.A. provides training for talent across the Nuvini Acquired Companies.

Decentralized Management Structure: Each Nuvini Acquired Company has experienced management teams operating in each of its respective SaaS companies, backed by Nuvini S.A.’s infrastructure. The results of the financial performance of the Nuvini Acquired Companies are consolidated and reviewed at the level of Nuvini S.A. for purposes of making decisions concerning financial management. Nuvini S.A. provides financial and strategic expertise with respect to capital allocation, acquisitions, finance, tax, compensation policy and recruitment.

Each Nuvini Acquired Company’s management is motivated to administer its business in a highly focused manner. Management of each Nuvini Acquired Companies are encouraged to leverage their respective market sector knowledge in order to maximize the growth opportunities, profitability and return on capital employed within their business.

The Nuvini Group’s decentralized management structure has allowed the Nuvini Group to facilitate separate management teams with key customer relationships and deep market sector knowledge that are more focused and efficient than would be the case under a centralized management model. This creates a high degree of scalability within the Nuvini Group’s business model, and provides the Nuvini Group with the opportunity to continue growing over both the short- and long-term.

Build

Once an acquired business begins to achieve targeted financial performance, Nuvini S.A. shifts its focus to building the business through autonomy, people, finance and continued growth as follows:

Autonomy: Nuvini S.A. believes that a key strength in Nuvini S.A.’s growth strategy is that each Nuvini Acquired Company is not required to integrate onto the same ERP. Nuvini S.A. accomplishes this by utilizing ERP software to consolidate information across the Nuvini Acquired Companies, which connects the Nuvini Acquired Companies’ operations by leveraging the Nuvini Acquired Companies’ legacy ERP. This approach mitigates the risks associated with post-acquisition integration, allowing each business to maintain its own identity and organization while keeping that business structurally separate. Without requiring integration, Nuvini S.A. believes it can attract better entrepreneurs and allow Nuvini S.A.’s founders to deliver best practices for the Nuvini Group.

People and Finance: Nuvini S.A. focuses on identifying the best talent sources, deploying relevant training and retaining top talent in the industry. Nuvini S.A. focuses on best practices in talent acquisition and retention, and aims to reduce employee turnover and hiring timespan. Additionally, for each acquired business, Nuvini S.A. develops a talent-focused succession strategy for the post-earnout period. From a finance perspective, Nuvini S.A. implements accounting standardization across the Nuvini Acquired Companies, and will undergo an annual audit by a Big Four accounting firm. By utilizing a shared back-office approach, the Nuvini Group benefits from efficiencies in a standardized contract, as the contract can be leveraged across various acquired companies.

Growth: Nuvini S.A. continues to seek opportunities to grow its portfolio by providing guidance as an advisor to companies other than the Nuvini Acquired Companies and engaging in tuck-in acquisitions. Tuck-in acquisitions occur when Nuvini S.A. absorbs a target company to incorporate a specific resource of that target company to grow Nuvini S.A.’s market share. Nuvini S.A. believes this is beneficial because such acquisitions are designed to increase an existing client base.

Capabilities of the Nuvini Acquired Companies

Nuvini S.A. seeks to buy, manage and grow SaaS companies that provide mission-critical services. Below lists each Nuvini Acquired Company and its related offerings:

1.

Effecti—Effecti operates the “My Effecti” bidding platform, through which bidders can find, register, dispute and monitor the notices issued by the Brazilian federal, state and municipal government through electronic trading sessions. Effecti’s team of specialists works on developing industry leading tools to deliver safer and more efficient performance to contract bidders conducting business with the Brazilian government. Effecti’s services reduce the time their customers spend performing tasks during the contract bidding process and enable their customers to focus on increasing their revenues.

2.

Leadlovers—Leadlovers provides an easy-to-use platform which assists entrepreneurs in creating digital products and supports entrepreneurs’ online businesses by providing them samples and templates of webpages, digital marketing tools and customer service support in Portuguese. Leadlovers renders customer support via marketing lead capture and generation (5,000 leads, page builder, page templates, forms Facebook lead ads, unlimited shipping emails, lead tracking), engagement (e-mail automation, sales funnel, SMS marketing, e-learning, members area) and analysis (open rate, click and shipping, lead scoring, leads segmentation and metrics reports).

3.	Ipê Digital—Ipê Digital offers its clients with support services related to revenue, products and inventory, sales and cashier, managing service orders, issuance of reports, financial control, SMS sending, integration between stores, integration with laboratory, user permissions and issuance of slips. Ipê Digital’s services assist its customers in maintaining customer relationships, enhancing sales, cashier and work orders management, its sales and marketing and financial management.

4.

Datahub—Datahub offers marketing and sales solutions including, market analysis, historical market studies, knowledge of client portfolio, visualization of results in thematic maps and lead generation, that aim to enrich its customer base and prospects. Datahub also renders risk and compliance services, including fraud prevention, collection and recovery, credit risk, anti-money laundering, Know Your Customer and M&A due diligence services. Datahub uses Big Data Analytics, meaning the process of examining large and complex data sets to help organizations make informed business decisions, Machine Learning and customer knowledge, connecting Datahub’s data to its customers’ systems in an effort to lower customer costs and provide more accurate results.

5.

OnClick—OnClick is a SaaS B2B company focused in developing ERP solutions for retail, e-commerce, industry, distribution and services. OnClick has four ERP systems: OnClick ERP (enables real-time management views that ensure practicality in processes, reliability in decision-making and more efficiency and productivity), OnClick KPL (offers solutions to the challenges faced by online retailers, whether in inventory management, financial management or order flow agility), OnClick KPL Start (streamlined version of the leading back office software for e-commerce), and OnClick PDV (offers features that deliver more performance, security and connectivity to a customer’s business). Additionally, OnClick offers OnClick Partner, which is a program aimed at customers interested in expanding their portfolio of solutions and adding value to their businesses. OnClick Partner includes training and certification through OnClick Academy, generation and routing of qualified leads by region, customer relationship management access, cooperative marketing actions, invitations to industry events in which OnClick participates, sharing of business and technical content, business indication and promotion of the channel on the OnClick website. OnClick seeks to improve the management of its customers businesses through technology and innovation by building smart tools to assist with creating quality relationships with its customers.

6.

Mercos—Mercos provides software to industries, distributors and representatives that help to organize customers’ business operations by automating the issuance of orders, selling online to customers and integrating into ERP systems. Mercos supports customers through sales automation and integration with the customer’s ERP and provided B2B e-commerce sectors for consumer goods.

7.

Smart NX—Smart NX builds unique digital journeys in their customers’ sales, billing, and customer service operations, connecting B2C companies to their customers and consumers. Smart NX delivers a full digital journey for its clients for higher customer service efficiency, increase in sales and collection, cost reduction through digitalized operation and higher customer satisfaction.

Growth Opportunity

Nuvini’s target geographic markets include Brazil and Latin America, which have a combined annual global IT spend of $161 billion. The Latin American SaaS sector is expected to grow rapidly within the coming years. In 2019, the Latin American SaaS sector was approximately $2.5 billion and it is expected to grow up to $13.9 billion in 2026 according to Statista and Research Nester. Nuvini S.A. anticipates factors such as the shift to cloud-based technologies, untapped market opportunities, scalability, flexibility and low barriers to entry will contribute to this growth.

Growth Strategy

Nuvini S.A. acquires, manages and builds SaaS companies which provide software solutions that address the specific needs of its customers in discrete, specialized sectors. Nuvini S.A. focuses on acquiring established companies, allowing them to grow in an entrepreneurial environment, collaborate with existing management teams that understand the industry and supports these companies through expertise in financial and strategic capital allocation to generate significant cash flow and revenue growth.

Nuvini S.A. maintains a robust and active M&A pipeline to ensure its continued growth. As of February 2023, Nuvini S.A. has approximately 289 target companies, 127 analyzed companies and 17 companies in the current engaged pipeline. The current engaged pipeline has approximately R$1.6 billion in net revenues and R$320 million in EBITDA expected in fiscal year 2023. Nuvini aims to acquire at least four target companies each year.

The core elements of the Nuvini Group’s ongoing growth strategy include:

1.

Continuing to Build the Nuvini Group’s Existing Businesses through Organic Growth Initiatives. As Nuvini S.A. acquires established companies, it believes that additional growth can be fostered by allowing existing management to function in an entrepreneurial environment. Nuvini S.A. will continue to focus on accelerating the growth of each acquired business through strengthening the commercial strategy, increasing the efficiency of internal processes and enhancing its governance structure.

2.

Acquiring and Managing New Companies through Acquisitions. Nuvini S.A. will continue to target and acquire companies to accelerate growth and maximize its return on invested capital. To date, there have been seven strategic acquisitions. Nuvini S.A. has retained the majority of management teams from each Nuvini Acquired Company, which has allowed Nuvini S.A. to retain the knowledge to manage and continue to grow these companies.

The Nuvini Group believes it is well-positioned to expand its presence as a SaaS platform in Brazil into Latin America. This expansion strategy is bolstered by structural competitive advantages provided by the Nuvini Acquired Companies’ own integrated platform and proprietary technologies with vast untapped potential to be further unlocked. In particular, the Nuvini Group intends to pursue the following measures for sustainable growth:

•

Inorganic growth: The Nuvini Group provides solutions for Brazil and believes it has inorganic growth potential by scaling-up the proven merger and acquisition strategy into and across Latin America. Its inorganic growth strategy includes:

•	Focus on Brazil and Latin America;

•	Strategy to replicate the tested business model in other geographies;

•	Goal to conclude at least four acquisitions per year;

•	Solid pipeline mapped with companies all over Brazil; and

•	Support of Mercato, with expertise in Latin America.

•

Organic growth: The Nuvini Group intends to grow organically by accelerating the Nuvini Acquired Companies’ growth in less saturated markets; increasing efficiency, and improving margins by capitalizing on cross-selling opportunities between the Nuvini Acquired Companies.

•

Roll-up of proprietary products and solutions: The Nuvini Group aims to accelerate the expansion of the Nuvini Acquire Companies’ proprietary SaaS data software solutions. Guided by a clear “land and expand” strategy with companies and with a product roadmap aimed to better serve large and mid-sized enterprises, the Nuvini Group believes that certain of the Nuvini Acquired Companies’ customers will naturally migrate away from third-party product offerings to the Nuvini Acquired Companies’ proprietary solutions. The Nuvini Group expects to be able to extract more value from the Nuvini Acquired Companies’ customer portfolio, with each of their legacy businesses serving as a strong source of referrals for its proprietary platforms and solutions. Moreover, the Nuvini Group believes that its increased offering of AI & data analytics services can facilitate a deepening of its customer relationships, which, in turn, can present additional cross-selling and upselling opportunities for the Nuvini Acquired Companies’ proprietary solutions.

•

Expand global footprint through selective geographic extension to attract diverse customers across geographies: The Nuvini Group believes that most organizations will universally in the future embrace a data-centric business approach, as evidenced by an increase in public cloud adoption, and, therefore, there is a substantial opportunity to continue in growing the Nuvini Acquired Companies’ customer base globally. The Nuvini Group intends to pursue geographic expansion by increasing market penetration in Brazil and Latin America, while expanding into new locations. The Nuvini Group believes that this increased global penetration will be driven by the expansion of Latin America-based customers expanding outside of their local geographies, as well as multinationals that develop a software solution to serve their Latin American operations and then seek to implement it across their global operations. The Nuvini Group believes it is well-positioned to capture this global expansion trend with a portfolio of products with global reach, internationally competitive pricing and the ability to provide 24x7 support. To drive new customer growth, the Nuvini Group intends to continue investing in sales and marketing both in Brazil as well as in its core expansion sectors. Nuvini S.A. intends to expand its operations internationally both organically and via acquisitions.

•

Expand relationships with existing customers and focus on cross and up-selling opportunities: As customers realize the benefits of the Nuvini Acquired Companies’ SaaS services, customers typically increase their consumption by processing, storing and sharing more data and gradually replacing third-party software products. In this way, the Nuvini Acquired Companies’ customer relationships typically begin with offering a single software product or service and, over time, evolve to encompass a full range of data solutions across a broader range of platforms. To this end, the Nuvini Group intends to further expand the scope of the technical services provided by the Nuvini Acquired Companies’ software engineers as well as build specialized data software solutions for existing clients, particularly through increased investments in enhanced up-selling and cross-selling efforts. Nuvini S.A. intends to focus such endeavors on large customers with expansive data needs in order to promote scale and operating leverage for the Nuvini Acquired Companies’ software and technical services.

•

Execute bolt-on acquisitions with strategic value: Nuvini S.A. intends to pursue selected strategic acquisitions, joint ventures, investments and alliances that can (i) accelerate the execution of its business plan, (ii) maximize cross-selling and up-selling opportunities and (iii) strengthen the Nuvini Group’s relationships with Latin American and multinational companies to expand awareness and usage of its product portfolio. In addition, Nuvini S.A. intends to pursue acquisition opportunities that may expand its technological and software development capabilities, add proprietary intellectual property and bring experienced, talented and dedicated professionals to the Nuvini Group’s team.

Competition

Competing to acquire SaaS companies is generally based upon several factors including seamless integration of the Nuvini Acquired Companies, diversification and profitability. Nuvini S.A.’s approach to acquiring businesses is to acquire companies that operate in distinct, highly specialized sectors within the SaaS market, which allows Nuvini S.A. to diversify the Nuvini Group’s businesses and pursue the companies that have recurring revenue, positive cash generation and strong growth potential. This allows Nuvini S.A. to focus on acquiring companies that have a recurring client base with low customer turnover. Nuvini S.A. believes this approach enables it to be more competitive than its peers.

Nuvini S.A.’s direct competitors include Constellation Software Inc, Vitec, Roper Technologies and Tyler Technologies. Although Nuvini S.A.’s competitors have completed a higher number of acquisitions (primarily based on when each competitor was founded), Nuvini S.A. has demonstrated higher recurring revenues, gross margin and EBITDA margin compared to its competitors. More importantly, Nuvini S.A. believes that its focus on the Brazilian and Latin American markets provides a competitive edge because unlike its other direct competitors operating in a more expansive global regions, Nuvini S.A. is able to direct and devote resources to the Brazilian and Latin American markets, while also providing local support to the Nuvini Acquired Companies.

Software Engineering and Research & Development

The Nuvini Group’s product development strategy combines innovation of existing technologies, introduction of new technologies and committed, long-term support for its customers’ current systems. The

Nuvini Group’s research and development activities are focused on designing, developing, testing and integrating new products as well as enhancing the features and functionality of its existing software solutions. The Nuvini Group also seeks to offer streamlined upgrade and migration tools for its customers.

The Nuvini Group relies primarily on its in-house capabilities to develop software solutions using industry-standard software development tools unless doing so is costly and not strategic to its business, the Nuvini Group will have to license certain technology components from third-party providers.

Sales Channels and Marketing

Nuvini sells its products and services through the Nuvini Acquired Companies’ direct sales and marketing teams, consisting of 225 individuals across all subsidiaries. Each Nuvini Acquired Company has a dedicated sales and marketing team which has in-depth knowledge of the sector as well as how each of its products and services can support customers.

Consistent with other data solutions and software providers, the Nuvini Group has historically received a higher volume of orders from new and existing customers during the second half of each fiscal year. Nuvini believes that this results from higher retail sales volume during the second half of the fiscal year.

Customers

As of December 31, 2022, the Nuvini Acquired Companies’ customer base was spread across its subsidiaries and product lines. The Nuvini Acquired Companies did not have any significant customers constituting over     % of Nuvini S.A.’s revenue.

As listed below, the Nuvini Acquired Companies’ management teams have benefitted from Nuvini S.A.’s solutions, which brought efficiency, speed, assertiveness and optimization to their decisions in the following ways:

•	Chief information officers of the Nuvini Acquired Companies have benefitted from Nuvini S.A.’s solutions, transforming raw data into analytics;

•	Project and business leaders of the Nuvini Acquired Companies benefitted from Nuvini S.A.’s solutions, capturing optimization metrics for their most relevant businesses;

•	The Nuvini Acquired Companies’ data scientists have benefitted from Nuvini S.A.’s solutions, optimizing their capabilities for building new algorithms; and

•

Chief executive officers of the Nuvini Acquired Companies have benefitted from Nuvini S.A.’s solutions, as Nuvini S.A. serves as a strong ally in increasing their revenues and enabling effective cloud management.

For the years ended December 31, 2022 and 2021, the Nuvini Acquired Companies’ largest customer, based on revenues, accounted for     % and 5.0% of Nuvini S.A.’s revenue, respectively, and its ten largest customers based on percentage of total revenue accounted for     % and 17% of its revenue, respectively.

Its largest customers typically engage the Nuvini Group for more than one software product or solution, together with complementary data analytics and other support services, each pursuant to separate contracts with varying scopes and durations based on the type of product or service.

Intellectual Property

Intellectual property rights are important for the success of the Nuvini Group’s business. The Nuvini Group relies on a combination of copyright (including software), trademark, domain name and trade secret laws in

Brazil and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with its own employees and third parties and other contractual protections, to protect its intellectual property rights, including the Nuvini Group’s proprietary technology, software, know-how and brand.

In Brazil, as of the date of this proxy statement/prospectus, the Nuvini Group has no registered patents, no pending patent applications, 25 registered trademarks, two pending trademark applications, seven registered and several unregistered proprietary softwares, 62 domain names registered with the Registro.br (the Brazilian internet domain name registry) and 126 other domain names registered with other internet domain name registries in foreign jurisdictions. Nuvini S.A. continually reviews its development efforts to assess the existence and patentability of new intellectual property.

Although the Nuvini Group relies on intellectual property rights, such as patents, copyrights (including software), trademarks, domain names and trade secrets, as well as contractual protections to establish and protect the Nuvini Group’s proprietary rights, it believes that factors such as the technological and creative skills of the Nuvini Group’s personnel, creation of new services, features and functionality and frequent enhancements to its platform are essential to establishing and maintaining the Nuvini Group’s competitive position.

Despite the Nuvini Group’s efforts to safeguard its technology and proprietary rights through intellectual property rights, licenses and other contractual protections, unauthorized parties may still copy or otherwise obtain and use the Nuvini Group’s software and other technology, as well as use and file for similar trademarks and domain names. Any significant impairment of the Nuvini Group’s intellectual property rights could adversely affect the Nuvini Group’s business or its ability to compete.

The Nuvini Group controls access to and use of its proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners.

The Nuvini Group requires its employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and the Nuvini Group controls and monitors access to its software, documentation, proprietary technology and other confidential information. The Nuvini Group’s policy is to require all employees and independent contractors to sign agreements assigning to the Nuvini Group any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on its behalf and under which they agree to protect the Nuvini Group’s confidential information. In addition, the Nuvini Group generally enters into confidentiality agreements with the Nuvini Acquired Companies’ customers and partners.

Governmental Regulation

Data Protection and Privacy

The Nuvini Acquired Companies use, collect, store, transmit and process customer data to run the Nuvini Acquired Companies’ businesses. As a result, the Nuvini Group’s compliance with local, state, federal and foreign laws and regulations dealing with the use, collection, storage, transmission, disclosure, disposal and other processing of personal data is core to the operation of the Nuvini Acquired Companies’ businesses. Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction and other processing of personal data. The applicability of these laws and regulations to the Nuvini Acquired Companies, and the Nuvini Acquired Companies’ scope and interpretation, are constantly evolving, often uncertain and may conflict between jurisdictions, and the Nuvini Group anticipates the number of data privacy laws and the scope of individual data privacy and protection rights will increase, and as a result, the Nuvini Group’s associated compliance burdens and costs could increase in the future. It may be costly to implement security or other measures designed to comply with these laws and regulations, as well as any new or updated laws or regulations. Any actual or perceived failure to safeguard data adequately, destroy data securely or otherwise comply with the requirements of these laws and regulations, may subject the Nuvini Group to litigation, regulatory investigations or enforcement actions under federal, state or foreign data security, unfair practices or consumer protection laws and contractual penalties, and result in monetary damages, damage to the Nuvini Group’s reputation or adversely affect the Nuvini Acquired Companies’ ability to retain customers or attract new customers.

A number of the jurisdictions in which the Nuvini Group operates have adopted or are considering adopting data protection and privacy laws and regulations, including Brazil and the United States.

Brazil

In September 2020, Brazilian Federal Law No. 13,709, dated August 14, 2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”), came into effect to regulate the processing of personal data in Brazil. The LGPD establishes general principles, obligations and detailed rules to be observed by individuals and public or private companies in operations involving processing of personal data in Brazil, including but not limited to, the collection, use, processing and storage of personal data, in all economic sectors, including in the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is processed, whether in a digital or physical environment. The LGPD provides for, among other things, the rights of the data subjects, the legal bases applicable to the processing of personal data, the requirements to obtain consent, the obligations and requirements related to security incidents and leakages and transfers of personal data, the obligations of a data controller and a data processor, as well as the creation of the Brazilian Data Protection Authority (Autoridade Nacional de Proteção de Dados, or “ANPD”), which is the entity responsible for the inspection, promotion, disclosure, regulation and application of the LGPD.

Federal Law No. 14,010, dated June 10, 2020 amended certain provisions of the LGPD. As a result, in case of noncompliance with the LGPD, the Nuvini Group is subject to administrative sanctions applicable by the ANPD as of August 1, 2021 onwards, on an isolated or cumulative basis, that can range from warnings, obligation to disclose incidents, temporary blocking and/or elimination of personal data related to the infraction, a simple fine of up to 2.0% of the Nuvini Group’s revenue or revenue of the Nuvini Acquired Companies in Brazil for the last fiscal year, excluding taxes, up to the global amount of R$50 million per violation, a daily fine, up to the aforesaid global limit, suspension of the operation of the database related to the infraction for a maximum period of six months, which can be extended for an equal period, up to the regularization of the processing by the controlling shareholder, suspension of activities related to processing of personal data related to the infraction for a period of six months, which can be extended for an equal period, to the partial or total prohibition to exercise activities related to data processing.

The imposition of LGPD administrative sanctions does not inhibit the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as the Brazilian Code of Consumer Defense and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies. The Nuvini Group can also be subject to civil liabilities for violation of any of these laws.

In addition to the administrative sanctions due to the noncompliance with the obligations established by the LGPD, the Nuvini Group can be held liable for individual or collective material damages, and non-material damages caused to data subjects, including when caused by service providers that serve as data processors on the Nuvini Acquired Companies’ behalf.

United States

In the United States, various laws and regulations apply to the security, collection, storage, use, disclosure and other processing of certain types of data. For example, California adopted the CCPA, which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. Among other requirements, the CCPA mandates new disclosure to California consumers and allows California consumers to request a copy of the personal information collected about them, request deletion of their personal information and request to opt out of certain sales of personal information. The CCPA includes a framework with potentially severe statutory damages and private rights of action. Further, in November 2020, California voters passed the CPRA, which expands the CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. In addition, other states, such as Virginia, have also adopted or are considering adopting similar data privacy laws and all 50 states have adopted laws requiring notice to consumers of a security breach involving their personal information.

European Union and the United Kingdom

The European Union’s (EU) GDPR became effective in May 2018, and is applicable to companies processing personal data of data subjects in the European Economic Area (the “EEA”). The GDPR is wide-ranging in scope and implements stringent requirements in relation to the collection, use, retention, protection, disclosure, transfer and other processing of personal data relating to EEA data subjects, with substantial monetary penalties for violations. Personal data as defined under the GDPR includes any type of information that can identify a living individual, including name, identification number, email address, location, internet protocol addresses and cookie identifiers. Among other requirements, the GDPR mandates more stringent administrative requirements for controllers and processors of personal data, including, for example, notice of and a lawful basis for data processing activities, data protection impact assessments, a right to “erasure” of personal data and data breach reporting. In the case of noncompliance with the obligations under the GDPR, companies may be exposed to significant fines ranging from €10 million to €20 million or 2.0% to 4.0% of total worldwide annual revenue, whichever is higher. The GDPR also provides that EU member states may enact their own additional laws and regulations in relation to certain data processing activities. Recent legal developments in the EU have also created complexity and uncertainty regarding transfers of personal data from the EEA to “third countries,” especially the United States. For example, on July 16, 2020, the Court of Justice of the European Union (the “CJEU”) in Schrems II invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal data from the EEA to the United States, and made clear that reliance on standard contractual clauses may not be sufficient in all circumstances, whereby organizations may be required to take supplementary measures. Furthermore, on June 4, 2021, the European Commission published a new set of modular standard contractual clauses which are designed to take into account the CJEU’s judgement in Schrems II and must be used for all new contracts entered into – and new processing operations undertaken – as of September 27, 2021.

The United Kingdom’s (“UK”) withdrawal from the EU and ongoing developments in the UK have created uncertainty regarding data protection regulation in the UK. Following the UK’s withdrawal from the EU on January 31, 2020 (“Brexit”), pursuant to the transitional arrangements agreed to between the UK and EU, the GDPR continued to have effect in law in the UK, and continued to do so until December 31, 2020 as if the UK remained a member state of the EU for such purposes. Following December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to UK-related processing of personal data in substantially unvaried form by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended, which, together with the amended UK Data Protection Act of 2018, transposes the GDPR in UK national law (“UK GDPR”). However, going forward, there may be increasing scope for divergence in application, interpretation and enforcement of data protection laws as between the UK and the EEA, and the relationship between the UK and the EEA in relation to certain aspects of data protection laws remains uncertain. For example, the new set of standard contractual clauses only apply to the transfer of personal data outside of the EEA and not the UK. Although the European Commission adopted an adequacy decision with respect to the UK on June 28, 2021, allowing the flow of personal data from the EEA to the UK to continue, this decision will be regularly reviewed and may be revoked if the UK diverges from its current adequate data protection laws following Brexit. The UK Information Commissioner’s Office has consulted on, and is developing, its own international data transfer requirements, including its own specific international data transfer agreement and a UK addendum to the standard contractual clauses. The Nuvini Group is accordingly monitoring these developments, but it may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing personal data on the Nuvini Group’s behalf or localize certain data.

Regulators in the EEA and UK are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. National laws in the EEA that implement the ePrivacy Directive are likely to be replaced by the ePrivacy Regulation, which will significantly increase fines for non-compliance, although it will not have effect in the UK as a result of Brexit. This again introduces the possibility that the Nuvini Group will be subject to separate and additional legal regimes with respect to ePrivacy, which may result in further costs and may necessitate changes to Nuvini S.A.’s business practices. The GDPR and UK GDPR require opt-in, informed consent for the placement of cookies on a customer’s device, and imposes conditions on obtaining valid consent (e.g. a prohibition on pre-checked consents). Increased regulation of cookies may lead to broader restrictions and impairments on the Nuvini Group’s online activities and may negatively impact its ability to understand its customers, and there has been a notable rise in enforcement activity from supervisory authorities across the EEA in relation to cookies-related violations.

Cybersecurity

Brazil

In the cases in which the Nuvini Group provides services to financial institutions, payment institutions and other entities licensed to operate by the Brazilian Central Bank, the Nuvini Group may be required by such institutions to comply with certain requirements set forth in the Cybersecurity Regulations (as defined below). The Brazilian National Monetary Council Resolution No. 4,893, dated as of February 26, 2021 (“Resolution 4,893/21”) and the Brazilian Central Bank Resolution No. 85, dated as of April 8, 2021 (“Resolution 85/21” and, together with Resolution 4,893/21, “Cybersecurity Regulations”) provide general rules related to (i) the cybersecurity policy that needs to be implemented by such entities, as well as (ii) their engagement of data storage, data processing and cloud computing service providers.

Particularly in relation to data processing and cloud computing service providers, the Cybersecurity Regulations define a series of rules related to the engagement of third parties to provide “material services” of such nature in Brazil and offshore. The rules create minimum criteria and conditions for the engagement of third parties, establishing “indirect” rules for such outsourced entities.

As part of the controls required by the Cybersecurity Regulations, regulated entities are required to adopt corporate governance and management practices in proportion to the relevance of the service to be provided and the related risks. In other words, regulated entities should have their own governance mechanisms for engaging material cloud computing, data processing and data storage services, and be liable for that.

Among the abovementioned controls, regulated entities must verify if the third parties performing such material services are able to ensure the following: (i) compliance with the legislation and regulations in force; (ii) access to the regulated entity to the data and information to be processed or stored by the service provider; (iii) confidentiality, integrity, availability and retrieval of data and information processed or stored by the service provider; (iv) adherence to the certifications required by the regulated entity for the provision of the services to be contracted; (v) access to the reports prepared by an independent specialized auditing firm engaged by the service provider, regarding the procedures and controls used to provide the services to be contracted; (vi) provision of adequate information and management resources to monitor the services to be provided; (vii) identification and segregation of customer data of the institution through physical or logical controls; and (viii) the quality of access controls aimed at protecting the data and information of the regulated entity’s clients.

Anti-corruption and Sanctions

The Nuvini Group is subject to anti-corruption, anti-bribery, anti-money laundering and economic sanctions and trade compliance laws and regulations imposed by governments with jurisdiction over its operations, which may include the Brazilian Federal Law No. 12,846/2013 (“Brazilian Anti-Corruption Law”), the Brazilian Federal Law No. 9,613/1998, as amended (“Brazilian Anti-Money Laundering Law”), the Brazilian Federal Law No. 8,429/1992, as amended (“Brazilian Administrative Improbity Law”), the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and the Proceeds of Crime Act, as amended. The Brazilian Anti-Corruption Law, the FCPA and the Proceeds of Crime Act prohibit corporations and individuals from engaging in improper activities to obtain or retain business or to influence a person working in an official capacity. These laws and regulations prohibit, among other things, providing, directly or indirectly, anything of value to any foreign government official, or any political party or official thereof, or candidate for political office to improperly influence such a person. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties.

In addition, the Nuvini Group is subject to U.S. and foreign laws and regulations that restrict its activities in certain countries and with certain persons. These include the economic sanctions regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities.

Employees

As of December 31, 2022, the Nuvini Group’s workforce decreased by approximately 5% compared to December 31, 2021, from 535 to 507 employees.

The table below sets forth the number of employees by activity as of the dates indicated:

	As of December 31,
	2022	2021
Sales and Marketing	225	207
Technology	116	110
Support	18	54
Service	46	46
Finance	37	41
Other*	65	77

Total Employees	507	535

*	Includes: people, management, administrative, quality, M&A transactions, and product employees.

As of December 31, 2022, all of the Nuvini Group’s employees were located in Brazil.

The Nuvini Group offers competitive compensation and benefits that are in line with the software industry. Consistent with industry practice, its compensation program for all employees includes base pay, variable compensation and benefits. In addition, certain of its employees also receive stock-based compensation. The Nuvini Group offers a wide array of benefits including health care, dental plan, life insurance, transportation vouchers, meal tickets or restaurant vouchers. For additional information, see “Nuvini Executive Compensation.” Some of the Nuvini Acquired Companies, however, have additional benefits, as follows:

1.	Leadlovers: food vouchers, dental plans, health plans, life insurance, pharmacy discounts, childcare allowances, agreements with universities and consigned loans;

2.	Ipê Digital: meal vouchers, home office allowances, life insurance, health plans, dental plans, therapy and childcare allowances;

3.	Mercos/Simplest: food vouchers, health plans, dental plans and life insurance; and

4.	Datahub/Dataminer: meal vouchers, home office allowances, life insurance, health plans, dental plans, childcare allowances and consigned loans.

In accordance with Brazilian labor law, all employees may join labor unions. Brazilian legislation provides that all employees, unionized or not, are entitled to the benefits of collective bargaining agreements. Some employees of the Nuvini Acquired Companies are represented by the following unions: EAA – Union of Employees of Self-Employed Commercial Agents and in Consulting Companies, Expertise, Information and Research and Accounting Services Companies in the State of São Paulo; SINDPDSP—Union of Data Processing and Information Technology Workers of the State of São Paulo; SINDPD Joinville—Union of Employees in Data Processing, Computer and Similar Companies and Data Processing, Computer and Similar Workers of Joinville and Region; SINDPDSC—Union of Employees in Data Processing Companies of Santa Catarina; SINTEC—Information Technology Workers Union of Uberlândia; SITEPD—Union of Workers in Private Companies of Data Processing of Curitiba and Region; Union of Workers in Information Technology Companies and Computer Courses of the State of São Paulo, as of the date of this proxy/prospectus. The Nuvini Group has not experienced any work stoppages and believes it has a good working relationship with SINDPD. The Nuvini Group has entered into a collective bargaining agreement related to variable compensation (profit sharing plan) with SINDPD and renegotiate such agreement on an annual basis, usually in January of each year.

Nuvini S.A. has outsourced certain ancillary activities that support the Nuvini Group’s businesses and not directly related to its core business, including recruiters to attract talent and maintenance functions. Nuvini does not provide benefits to its outsourced workers. For additional information, see “Risk Factors—Risks Related to Legal Matters and Regulations—The Nuvini Group may be held liable for the labor, tax, social security and other obligations of third parties.”

Facilities

Nuvini S.A.’s head office is located at Rua Jesuíno Arruda, No. 769, Suite 20B, Itaim Bibi, São Paulo, Brazil, 04.532-082 São Paulo, Brazil. Additionally, the Nuvini Group has satellite offices in the cities of Santa Catarina, Paraná and Minas Gerais in Brazil. Nuvini S.A. believes that its current facilities are adequate to meet its current needs.

Nuvini S.A.’s property and equipment consist mostly of furniture and fixtures and leasehold improvements. As of December 31, 2022, the total book value of its property and equipment was $        , as set forth in the table below. As of December 31, 2021, the total book value of its property and equipment was R$2.4 million.

As of December 31, 2022
($ in thousands)
Furniture and fixtures
IT and telecom equipment
Leasehold improvements
Total

Legal Proceedings

The Nuvini Group is and, from time to time, may become, subject to claims, lawsuits and other legal and administrative proceedings that arise in the ordinary course of its business, including tax, labor, regulatory, environmental and civil proceedings. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief.

Management has made certain estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

As of December 31, 2022, the Nuvini Group has existing legal proceedings in Brazil with the Curitiba/Paraná municipality and the Federal Government totaling approximately R$14.3 million. The Nuvini Group’s largest legal proceedings with the government amounting to approximately R$7.3 million are discussed as follows:

On April 3, 2021, Leadlovers filed Lawsuit N. 0000595-91.2021.8.16.0179, against the Municipality of Curitiba/PR arguing that Leadlovers does not owe Impostos sobre Serviços (“ISS”) taxes amounting to approximately R$2.2 million in relation to certain services rendered to clients located in the Municipality of Curitiba/PR. A first level decision on this matter is yet to be issued.

On March 14, 2022, the Municipality of Curitiba/Paraná filed Lawsuit N. 0001492-67.2022.8.16.0185 and 0012040-54.2022.8.16.0185 against Leadlovers, charging Leadlovers with approximately R$5.2 million of ISS liabilities. Leadlovers has filed its defense and presented financial guarantees. A first level decision on this matter is yet to be issued.

The Nuvini Group has recorded a contingent liability for such claims, assessments, and legal proceedings in the amount of R$         as of December 31, 2022. These claims, assessments, and legal proceedings relate to                     .

As of December 31, 2021 the Nuvini Group had recorded R$10.8 million related to claims, assessments, and legal proceedings. Of that amount, R$9.3 million relates to an infraction notice for the period 2016 to 2020, whose tax authority understands that the Brazilian Municipal Service Tax (“ISS”) due would be 5%, while the Nuvini Group collected and remitted at 2%. The remaining R$1.5 million relates to other civil and tax claims. For further information, see Note 16 to Nuvini S.A.’s audited financial statements included elsewhere in this proxy statement/prospectus.

NUVINI S.A. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that Nuvini S.A.’s management believes is relevant to an assessment and understanding of Nuvini S.A.’s consolidated results of operations and financial condition. You should read the following discussion and analysis of Nuvini S.A.’s financial condition and results of operations together with its consolidated financial statements as of and for the year ended December 31, 2021 and the related notes thereto included elsewhere in this proxy statement/prospectus. The following discussion is based on Nuvini S.A.’s financial information prepared in accordance with IFRS as issued by IASB and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this section or set forth elsewhere in this proxy statement/prospectus, including information with respect to Nuvini Group’s plans and strategy for its businesses, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this section. Nuvini S.A.’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Nuvini S.A. is a leading private serial software business acquirer in Brazil. Nuvini S.A. was founded in São Paulo, Brazil and incorporated on October 21, 2020. Nuvini S.A.’s focus is to acquire and operate companies in distinct, highly-specialized sectors within the SaaS market and take them to the next level of development, by bringing experience and industry expertise. This focus consists mainly of leveraging the growth of the Nuvini Acquired Companies by improving their commercial strategies, the efficiency of their internal processes and advancing their governance structures.

Nuvini S.A. believes that it enables each of the Nuvini Acquired Companies to provide both essential and compelling solutions to customers within its industry. Nuvini S.A.’s philosophy is to invest in established companies and foster an entrepreneurial environment that enables companies to become leaders in their respective industries. Nuvini S.A.’s goal is to buy, retain and create value through long-term partnerships with the existing management of the Nuvini Acquired Companies. According to Disitro, in 2021 Nuvini S.A. acquired more startups than any other Brazilian privately held company in Brazil.

Nuvini S.A. focuses on accelerating the growth of each Nuvini Acquired Company through strengthening their commercial strategies, increasing the efficiency of internal processes and enhancing its governance structures. With a diversified portfolio of B2B companies in multiple markets, Nuvini S.A. believes it has the experience and expertise to optimize the performance of the Nuvini Acquired Companies’ businesses and expedite their development. Nuvini. S.A. believes it optimizes performance by providing back-office support, which allows for the standardization of processes and benefits, and leverages people and talent consistently across the Nuvini Group.

Nuvini S.A.’s revenue consists primarily of SaaS platform subscription services, data analytics, set-up and other services. Revenue is recognized to the extent that the Nuvini Acquired Companies meet their performance obligations in the transfer of services as agreed with their clients. Revenue stemming from the SaaS platform subscription service is recognized on a monthly basis over the contract period as the performance obligation is satisfied and as services are provided after the software is made available to the customer, its value can be reliably measured (as per the terms of the agreement), and it is likely that future economic benefits will be generated in favor of the Nuvini Group. Revenues from all other services are recognized as the services are completed. For more information about Nuvini Group’s revenue-generating products and services, see “Business of Nuvini and Certain Information About Nuvini—Business Model” and “Business of Nuvini and Certain Information About Nuvini—Intellectual Property.”

Nuvini S.A.’s expenses consist primarily of staff costs, costs of services provided, third-party services and other materials, interest expense, business expenses, depreciation and amortization and other general operating expenses.

Business Combination

On February 26, 2023, Nuvini, New Nuvini and Merger Sub entered into the Business Combination Agreement with Mercato. The Business Combination Agreement provides that upon Closing, Nuvini will contribute all of its issued and outstanding equity to New Nuvini, in exchange for New Nuvini Ordinary Shares, causing Nuvini to become a wholly-owned subsidiary of New Nuvini. On the Closing Date, Merger Sub will merge with Mercato, with Mercato continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Intermediate 2, and New Nuvini becoming the new public company. For more information about the Business Combination Agreement, see the section titled “The Business Combination Agreement.”

Anticipated Accounting Treatment of the Business Combination

New Nuvini has been determined to be the accounting acquirer of Mercato based on evaluation of the following facts and circumstances:

•	Nuvini Shareholders will have the largest voting interest in New Nuvini under both the No Further Redemption Scenario and Maximum Redemption Scenario;

•	the New Nuvini Board has members, and Nuvini Shareholders have the ability to nominate at least the majority of the members of the New Nuvini Board;

•	Nuvini’s senior management is the senior management of New Nuvini, with the exception of the CFO, which will be filled by Scott Klossner, CFO of Mercato Partners Acquisition Corporation;

•	the business of Nuvini will comprise the ongoing operations of New Nuvini; and

•	Nuvini is the larger entity, in terms of substantive operations and employee base.

Mercato does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and therefore the Business Combination is expected to be considered a capital transaction and shall be accounted for as a share-based payment transaction under IFRS 2 Share-Based Payments, whereby New Nuvini will issue shares for Mercato’s net assets. Under this method of accounting, the acquisition of Mercato will be stated at historical cost, with no goodwill or other intangible assets recorded.

The difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired represents a stock exchange listing expense, as further discussed in note 1 to the unaudited pro forma condensed combined financial information. This expense will be recognized immediately upon the consummation of the Business Combination.

Accordingly, the financial statements of Nuvini S.A. will become the historical financial statements of New Nuvini and the assets, liabilities and results of operations of Mercato will be consolidated with New Nuvini as from the Closing Date.

The most significant change in New Nuvini’s future reported financial position and results are expected to be an estimated net increase in cash (as compared to Nuvini S.A.’s consolidated balance sheet at December 31, 2022) of between approximately $                million, assuming maximum redemptions, and $                million and assuming no further redemptions. Total transaction costs are estimated at approximately $                million.

As a result of the Business Combination, New Nuvini will become a SEC-registered and Nasdaq-listed company, which will require New Nuvini to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. New Nuvini expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Nuvini S.A. expects that the deferred and contingent consideration installments totaling approximately will be outstanding upon the closing of the Business Combination, which payments will consist of a mix of cash and stock consideration. Additionally, approximately                will be payable upon closing of the Business Combination to the Debenture Holders, as described in “Exposure Premium” below.

Significant Factors Affecting Nuvini S.A.’s Results of Operations

Acquisitions

The ability to identify, execute and integrate strategic acquisitions is a key driver of Nuvini S.A.’s growth. Nuvini S.A.’s focus is to acquire companies that operate in distinct, highly-specialized sectors within the SaaS market and take them to the next level of development, bringing experience and industry expertise. This focus consists mainly of leveraging the growth of Nuvini Acquired Companies by improving their commercial strategies, optimizing the efficiency of their internal processes and advancing their governance structures.

Impact of COVID-19 Pandemic

The COVID-19 pandemic caused general business disruption worldwide. To contain the spread of the virus and its variant strains, governments around the world, including in Brazil, enacted various policies limiting social interaction and commercial activity for the general population, including but not limited to, lockdown periods, reduced business hours, cancelation of large events and festivities and travel bans for passengers from selected countries, among others.

The Nuvini Group continues to monitor the impacts stemming from the COVID- 19 pandemic and maintains the preventive and mitigating measures adopted since 2020, in line with the directions established by health authorities regarding the safety of its employees. The Nuvini Group does not yet know the full extent of potential impacts on the business or operations or on the global economy as a whole, especially as COVID-19 outbreaks and variant strains continue to emerge worldwide despite the greater availability of vaccines. Given the uncertainty, the Nuvini Group cannot reasonably estimate the ongoing impact of the COVID-19 pandemic on its future results of operations, cash flows or financial condition.

Brazilian Macroeconomic Environment

As a majority of the Nuvini Group’s operations and services are performed in Brazil, they are generally affected by macroeconomic conditions, economic growth and political stability in Brazil and, to a lesser extent, in Latin America. Such factors affect the Nuvini Group more broadly through the resulting impact on the demand for technology services, financing costs and the general availability of financing. The following table sets forth certain data relating to gross domestic product (“GDP”), inflation and interest rates in Brazil and the U.S. dollar/real exchange rate as of dates and periods indicated.

	Year Ended December 31,
	2022	2021
Real growth (contraction) in GDP(1)	2.9%	5.0%
Inflation (IGP-M)(2)	5.5%	17.8%
Inflation (IPCA)(3)	5.8%	10.1%
Long-term interest rates—TJLP (average)(4)	6.8%	4.8%
CDI interest rate (average)(5)	12.4%	4.4%
Period-end exchange rate—reais per $1.00(5)	5.217	5.580
Average exchange rate—reais per $1.00(5)	5.165	5.395
Appreciation (depreciation) of the real against the US$ in the period(5)	6.5%	(7.4%)

Sources:

(1)	IBGE
(2)	Getulio Vargas Foundation (Fundação Getulio Vargas)
(3)	IBGE
(4)	Banco Nacional de Desenvolvimento Econômico e Social
(5)	Central Bank

Gross Domestic Product

Brazil is the largest economy in Latin America as measured by GDP. Trends in Brazil’s GDP tend to impact Nuvini Group’s results of operations mainly by generally affecting the overall purchasing power of its customers. Brazil’s GDP is also impacted to a large degree by the political environment.

The Brazilian political and economic environment has experienced high levels of volatility and instability, including a contraction of Brazil’s GDP since 2017 followed by slight GDP growth of 1.3% in 2018 and 1.4% in 2019, which was erased as a result of the COVID-19 pandemic. This sluggish macroeconomic environment brought sharp fluctuations of the Brazilian real against the U.S. dollar, high levels of unemployment and low levels of consumer confidence and spending.

In the first half of 2020, Brazil’s GDP decreased 5.9% compared to the same period in 2019 (an 11.4% decrease in the second quarter of 2020 compared to the same period in 2019). Such decrease was mainly attributable to the ongoing effects of the COVID-19 pandemic. The quarantines imposed by governments around the world to flatten the contagion curve of the pandemic resulted in recession. Governments and central banks around the world subsequently announced a series of stimulus measures to provide support during the crisis. In Brazil, the stimulus package and the flattening of the contagion curve of the pandemic resulted in positive effects on the economy, with the Central Bank’s data demonstrating a 7.7% increase in GDP in the third quarter of 2020 compared to the second quarter of 2020. In the fourth quarter of 2020, Brazil’s GDP increased by 3.2% compared to the third quarter of 2020. However, even with this recovery, the full-year 2020 GDP drop was the worst since 1990.

In the first quarter of 2021, Brazil’s GDP grew by 1.2% year-over-year, mainly boosted by agricultural exports despite the worsening of the COVID-19 pandemic. In the second quarter of 2021, Brazil’s GDP decreased 0.3% compared to the first quarter of 2021 driven by a retraction of agriculture, industry and investments, and by stagnation in household consumption. In the third quarter of 2021, Brazil’s GDP decreased 0.1% compared to the second quarter of 2021 mainly driven by a retraction of agriculture. In the fourth quarter of 2021, Brazil’s GDP increased 0.5% compared to the third quarter of 2021 mainly driven by an increase in services and industry. The full-year 2021 GDP increased 4.6% compared to 2020.

In the first quarter of 2022, Brazil’s GDP grew by 1.7% compared to the first quarter of 2021, mainly driven by an increase in services. According to data from the Central Bank, Brazil’s GDP grew by 4.1% in 2022, compared to the previous year. This growth was driven by a combination of factors, including a recovery in industrial production, a resurgence in consumer spending and a rebound in exports. Additionally, the services sector, which included sub-sectors such as finance, real estate, and information technology, also saw strong growth in 2022.

The negative macroeconomic environment in Brazil in recent years was in part due to economic and political uncertainties resulting from a global decrease in commodities prices, as well as corruption investigations of Brazilian state-owned and private sector companies, politicians and business executives, which, in turn, led to the ouster and arrest of several prominent politicians. Launched by the Office of the Brazilian Federal Prosecutor at the end of 2014, the so-called Lava Jato operation investigated members of the Brazilian government and other members of the legislative branch, as well as senior officers and directors of large state-owned and other companies in connection with allegations of political corruption. The resulting fallout from the Lava Jato investigation have contributed to the impeachment and arrest and conviction of former Brazilian presidents in both 2016 and 2018.

In April 2020, the Brazilian Supreme Court began investigating Brazil’s former president, Jair Messias Bolsonaro, in connection with allegations made by his former Minister of Justice regarding alleged attempts to interfere in the federal police internal matters. In addition, since 2021, the Brazilian federal government moved to replace the then-chief executive officers of a material state-controlled company several times. These events and further political instability had, and may continue to have, an adverse effect on the Brazilian economy.

On April 14, 2021, a Parliamentary Committee Inquiry (Comissão Parlamentar de Inquérito, or “CPI”) was established to investigate the Brazilian federal government’s potential mishandling of the COVID-19 pandemic and collapse of the healthcare system in the Brazilian state of Amazonas at the beginning of 2021, including the potential misuse of government funds. Based on the final report of the CPI, the Brazilian Attorney General’s Office began new six preliminary investigations involving Brazil’s then sitting president, members of the Brazilian government and members of the legislature, which are pending review by the Brazilian Supreme Court.

New presidential elections were held in Brazil, with a first round on October 2, 2022. A second round between candidates was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on October 30, 2022, and Luiz Inacio Lula da Silva, was elected with 50.90% of the votes.

Since the results of the presidential election have been announced and as of the date of this proxy statement/prospectus, certain groups formed by extreme supporters of the defeated presidential candidate have been organizing public demonstrations and protests against the allegedly corrupted turnout, which was allegedly perpetrated through the use of electronic ballot boxes and the existence of an alleged conspiracy to defraud their candidate. Any potential threat to the democratic system or the ballots counting before the new government took office on January 1, 2023 could have resulted in deterioration of the political environment and, as a consequence, affected the confidence of investors and the general public.

The political and economic environment in Brazil has affected, and is continuing to affect, the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil and may adversely affect Nuvini Group’s businesses, financial condition and operating results.

Interest Rates and Inflation

The two primary inflation indices in Brazil are the Expanded National Consumer Price Index, or Índice Nacional de Preços ao Consumidor Amplo (“IPCA”) and the General Market Price Index or Índice Geral de Preços ao Consumidor (“IGP-M”).

The IPCA is considered the official inflation index of Brazil, and it measures the monthly variation in prices of goods and services consumed by households with income between 1 and 40 times the minimum wage. The index is calculated by the Brazilian Institute of Geography and Statistics (the “IBGE”) and is used by the Central Bank to set monetary policy. From 2018 to 2020 the IPCA average per annum was 4.36%, and as of December 31, 2021 and 2022, it was 10.06% and 5.79%, respectively, on an accumulated basis.

The IGP-M, on the other hand, measures the monthly inflation of the overall Brazilian economy, including both wholesale and consumer prices. It is calculated by the Getulio Vargas Foundation (FGV) and is widely used in contracts and agreements as a reference for price adjustments, such as rents tariffs and public utility fees. From 2018 to 2020 the IGP-M average per annum was 14.03%, and as of December 31, 2021 and 2022, it was 17.78% and 5.45%, respectively, on an accumulated basis. The IGP-M is a highly volatile index and can be influenced by factors such as exchange rate fluctuations, commodity prices, and supply chain disruptions, therefore, its annual average can vary significantly from year to year.

In addition, Nuvini S.A. is exposed to interest rate risk stemming from financial investments, loans and financing and debentures whose interest rates are referenced to the average of interbank overnight rates in Brazil (the “CDI”), which can negatively affect financial expenses or revenues in the event of an unfavorable movement in interest rates and inflation.

Inflation can affect the results of operations and financial performance primarily by affecting certain leasing arrangements that include inflation-adjustment clauses.

Growth through Acquisitions

Nuvini S.A.’s business model is focused on acquiring profitable B2B SaaS businesses and selects target companies that are leaders in discrete markets and generate a recurring, solid customer base with low customer turnover. Nuvini S.A. prides itself on a quick and efficient capital allocation process, combined with a diligent and repeatable M&A process.

Nuvini S.A.’s most recent acquisition was Smart NX. On January 25, 2023, Nuvini S.A. entered into a business combination agreement by and among Smart NX and Nuvini S,A., which was unanimously approved by Nuvini S.A.’s Board of Directors. Smart NX develops technology and management solutions that help transform business and aligns with Nuvini S.A.’s current market strategy. Smart NX operates in Brazil. The transaction will consist of a payment in shares of Nuvini S.A. equivalent to R$35.0 million for 55% of the Company with an option to purchase the remaining 45% of the Company available for 3 years after the initial purchase, for a variable consideration based on multiples of future Smart NX EBITDA. The guidance presented in Regulation S-X 3-05 requires a pro forma significance test to be completed based on the details of the probable acquisition. The significance test performed for the SmartNX acquisition was deemed to be not significant and the need for full audited financials or inclusion within any pro forma information will not be needed.

Prior to the acquisition of Smart NX, Nuvini S.A. made the following acquisitions:

•

Effecti—On October 30, 2020, Nuvini acquired 100% of the equity interest of Effecti. Effecti sells access to the “My Effecti” platform, a tool used by companies that wish to participate in bids. Within the platform, bidders can find, register, dispute and monitor the notices issued by the Brazilian federal, state and municipal government through electronic trading sessions.

•

Leadlovers—On February 5, 2021, Nuvini acquired 100% of the equity interest of Leadlovers, a company based in Curitiba, Paraná that delivers an All-in-One Digital Marketing Platform. Leadlovers offers a 100% online platform to optimize the digital marketing strategy of companies and assist entrepreneurs in growing interest sales by allowing them to streamline and automate repetitive marketing processes.

•

Ipe—On February 19, 2021, Nuvini acquired 100% of the equity interest in Ipe, a company based in Uberlândia, Minais Gerais, which serves as the largest ERP service provider for eyeglass shops. Ipe offers store owners an ERP system subscription that aims to help manage stores, meet tax obligations and optimize sales.

•

Datahub—On February 24, 2021, Nuvini acquired 100% of the equity interest in Datahub, a company based in Tupã, São Paulo that offers an innovative data intelligence platform, uniting cutting-edge technology and new data sources. Datahub utilizes sophisticated and efficient data analytics, machine learning, and customer knowledge to drive efficiencies in marketing, sales, risk, and compliance actions, while prioritizing responsible data management to protect its customers’ businesses.

•

Onclick—On April 22, 2021, Nuvini acquired 100% of the equity interest in Onclick, a company based in Marília, State of São Paulo. Onclick includes Onclick Sistemas de Informacao LTDA and its two subsidiaries, APIE.COMM Tecnologia LTDA, and Commit Consulting LTDA . Together, Onclick and its subsidiaries offer the following services to the market:

•	A management ERP for retail, e-commerce, industry, distribution and services;

•	Business management in technology offering IT solutions and business processes solutions tailored to its customers; and

•	Complete integration solution to support various technologies involved in e-commerce operations.

•

Mercos—On June 30, 2021, Nuvini acquired 100% of the equity interest in Mercos, a software company that organizes and automates the activities of independent sales representatives and sales orders from manufacturers and distributors. Mercos is focused on providing e-commerce and sales solutions for B2B entities.

Key Components of the Nuvini Group’s Results of Operations

Net Operating Revenue

Net operating revenue includes the following categories: SaaS platform subscription services, data analytics service, set-up service, and other revenue, which are each described below. The method Nuvini S.A. recognizes revenue is in accordance with IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”), which establishes a five-step model for measuring and recognizing revenue from contracts with customers.

SaaS platform subscription service

Net operating revenue comprises (i) software subscription services, in which customers have access to software on multiple devices simultaneously in its latest version; (ii) maintenance, including technical support and technological evolution; and (iii) services, including cloud computing and customer service.

The customer uses each of the Nuvini Acquired Companies’ online platforms to purchase the services which are presented in a series of bundles. Customers can purchase access to the software platform via a software subscription but can also purchase a bundle consisting of the software platform and maintenance or additional services. The bundles are all listed clearly for the customer with transparent pricing and services and are considered as one performance obligation since it represents a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

The revenue service is recognized on a monthly basis over the contract period as the performance obligation is satisfied and as services are provided, from the date on which the services and software are made available to the customer and all other revenue recognition criteria are met. A time-based output method to measure progress and recognize revenue on a straight-line basis over the contract term. Contract periods are typically 12 months in length.

Data analytics, Set-up and Other services

Net operating revenue from data analytics, set-up and other services constitute revenues from additional services that customers can add to the platform, recognized in accordance with IFRS 15, usually for the provision of services to customers linked to a specific service contract. Such revenues are recognized as follows:

i.

A licensing fee (which is on an invoice-basis and not subscription-based model) is recognized at a point in time when all risks and benefits inherent in the license are transferred to the buyer through the availability of the software and the value can be measured reliably, and as soon as it is probable that the economic benefits will be generated in favor of Nuvini S.A.

ii.

Revenues from implementation and customization services represent a performance obligation distinct from other services and are billed separately and recognized over time as costs incurred in relation to the total expected costs, realized according to the execution schedule and when there is valid expectation of receipt of the customer. Nuvini S.A. allocates the transaction price to each performance obligation based on its relative standalone selling price. The performance obligations, such as implementation services and customization services, have observable inputs that are used to determine the standalone selling price of those distinct performance obligations. Invoiced revenues that do not meet the recognition criteria do not make up the balances of the respective revenue accounts and receivables.

iii.	Revenue from consulting and training services is recognized at the time the services are provided and consideration is transferred to the client.

Expenses

Cost of services provided

Cost of services provided consists primarily of personnel and hosting fees in connection with delivery of services. Cost of services provided also includes on-going costs related to maintenance and customer support.

Sales and marketing

Sales and marketing consists primarily of personnel-related expenses associated with Nuvini S.A. sales and marketing operations, including fixed and variable compensation, benefits and payroll taxes. Sales and marketing expenses also include sales commissions paid to sales force and commercial representatives, traveling expenses and expenses for events, conferences and seminars.

General and administrative

General and administrative expenses consist primarily of personnel, outsourced services, depreciation and amortization, facilities and certain other expenses.

Impairment of goodwill

Impairment of goodwill is made up of the impairment loss related to the acquisition for which goodwill has been recognized. Nuvini S.A. performs an annual impairment test to evaluate if there has been an impairment loss, or more frequently if there are indicators that show a deterioration of the fair value of the assets acquired (a trigger event).

Financial Income and Expense, Net

For the year ended December 31, 2021, total financial income and expense, net for Nuvini S.A. totaled R$42.5 million. Finance income consists of income on financial investments, interest income and discounts obtained. Financial expenses consist of deferred and contingent consideration fair value adjustments, interest on loans, financing and debentures, fair value adjustments of subscription rights, other interest and expense, exchange variation (foreign exchange losses), and exposure premium expense.

Taxation

Current Income Tax

Current income tax is the amount of corporate income taxes expected to be payable or recoverable by the Nuvini Group’s entities, based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the jurisdictions in which the Nuvini Group entities operate.

In Brazil, income tax is generally computed on taxable income at the rate of 15%, plus an additional 10% for profits that exceed R$0.2 million in the 12-month period, plus an additional social contribution taxed at the rate of 9%.

Certain of Nuvini S.A.’s subsidiaries in Brazil (Effecti, Leadlovers, and Apie.comm qualify for and use an optional alternative income tax method (the “presumed profit” method). Under the presumed profit method, the income tax is determined by applying the same rates stated above to a determined presumed profit margin which ranges from 8% to 32% applied to gross revenues, depending on the taxpayer’s activity. Use of the presumed profit method is generally limited to entities with gross revenues of less than R$78 million in the prior taxable year.

Deferred Income Tax

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts on the balance sheet. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and which are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, but not recognized for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled, and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Results of Operations

Restatement

Nuvini S.A. concluded that the previously issued consolidated financial statements for the year ended December 31, 2021 contained errors relating to the accounting for the (i) measurement and recognition of consideration transferred in the business combinations, which impacted liabilities for deferred and contingent consideration on acquisitions, as well as goodwill associated with these business combinations; (ii) recognition of deferred taxes associated with assets acquired and liabilities assumed in business combinations; (iii) purchase price allocations for the subsidiary Onclick, and associated depreciation and amortization of the acquired assets; (iv) measurement and recognition of a derivative liability associated with the Exposure Premium agreements negotiated in connection with Nuvini S.A.’s Debenture Agreement; (v) recognition of share-based compensation expense; (vi) reclassification of intangible asset amortization expense, (vii) measurement and classification of subscription rights agreements, and (viii) classification and presentation of the statement of cash flows.

The following table displays a summary of Nuvini S.A.’s results of operations for the two fiscal years ended December 31, 2022 and 2021, as such financials have been restated for the year ended December 31, 2021. For further discussion on the restatement see “Note 3—Restatement of previously issued consolidated financial statements” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus:

	Year Ended December 31,
	2022	2021 (As restated)
(in thousands of Brazilian reais)
Net operating revenue		89,864
Cost of services provided		(39,556)
Gross profit (loss)		50,308
Sales and marketing expenses		(22,597)
General and administrative expenses		(52,350)
Impairment of goodwill		(6,758)
Other operating income (expenses), net		12
Operating loss		(31,385)
Financial income and expenses, net		(42,479)
Loss before income tax		(73,864)
Income tax, net		(3,835)
Net loss representing total comprehensive loss for the year		(77,699)
Loss per share
Basic and diluted loss per share		(0.71)

Comparison of Fiscal Years Ended December 31, 2022 and 2021

Net operating revenue

Total net operating revenue for the fiscal year ended December 31, 2022 was                , an [increase/decrease] of                , or                , compared to R$89.9 million for the year ended December 31, 2021. The [increase/decrease] in the 12-month period ended December 31, 2022 compared to December 31, 2021 is primarily attributable to growth from acquisitions as Nuvini S.A. experienced organic growth of     %. For the Nuvini S.A., organic growth is calculated as the difference between the period over period growth of Nuvini S.A. and the revenues generated from the Nuvini Acquired Companies following the date of the acquisition. Organic growth is not a standardized financial measure and might not be comparable to measures disclosed or used by other issuers.

The following table displays the breakdown of Nuvini S.A.’s revenues according to revenue type:

	Year Ended December 31,		Year-Over-Year Change
	2022	2021	$	%
(in thousands of Brazilian reais)
SaaS platform subscription services		71,767
Data analytics service		12,966
Set-up and service		4,356
Other revenue		775
Total net operating revenue		89,864

SaaS platform subscription services

SaaS platform subscription services amounted to R$                for the period ended December 31, 2022, compared to R$71.8 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                .

Data analytics service

Data analytics service amounted to R$                for the period ended December 31, 2022, compared to R$13.0 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                .

Set-up and service

Set-up and service amounted to R$                for the period ended December 31, 2022, compared to R$4.4 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                .

Other revenue

Other revenue amounted to R$                for the period ended December 31, 2022, compared to R$0.8 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                .

Cost and Expenses

The following table displays the breakdown of Nuvini S.A.’s expenses by category and the change from fiscal year 2021 to fiscal year 2022:

	Year Ended December 31,		Year-Over-Year Change
	2022	2021	$	%
(in thousands of Brazilian reais)
Cost of services provided		(39,556)
Sales and marketing expenses		(22,597)
General and administrative expenses		(52,350)
Impairment of goodwill		(6,758)
Other operating income (expenses), net		12
Total		(121,249)

Costs of services provided

Cost of services provided amounted to R$                for the period ended December 31, 2022, compared to R$39.6 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                .

Sales and marketing

Sales and marketing expenses amounted to R$                for the period ended December 31, 2022, compared to R$22.6 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                 .

General and administrative

General and administrative amounted to R$                for the period ended December 31, 2022, compared to R$52.4 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                 .

Impairment of goodwill

Impairment of goodwill amounted to R$                for the period ended December 31, 2022, compared to R$6.8 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                 .

Other operating income (expenses), net

Other operating income (expenses) amounted to R$                for the period ended December 31, 2022, compared to an immaterial amount for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                 .

Financial income and expenses, net and Income taxes, net

The following table displays the breakdown of Nuvini S.A.’s financial income and expenses, net and income taxes, net by category and the change from fiscal year 2021 to fiscal year 2022:

	Year Ended December 31,		Year-Over-Year Change
	2022	2021	$		%
(in thousands of Brazilian reais)
Financial income and expenses, net		(42,479)	(	)	(	)
Income tax, net		(3,835)
Total financial income and expense, net and income taxes, net		(46,314)

Financial income and expenses, net

Financial income and expenses, amounted to R$                for the period ended December 31, 2022, compared to R$42.5 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %.    The [increase/decrease] is primarily due to                 .

Income tax, net

Income tax amounted to R$                for the period ended December 31, 2022, compared to R$3.8 million for the fiscal year ended December 31, 2021, which represents an [increase/decrease] of R$                , or                %. The [increase/decrease] is primarily due to                .

Non-GAAP Financial Measures

This proxy statement/prospectus includes the non-GAAP financial measures “EBITDA”, and “Adjusted EBITDA”. Nuvini S.A. believes EBITDA and Adjusted EBITDA are useful to investors in evaluating Nuvini S.A.’s financial performance. In addition, Nuvini S.A. uses these measures internally to establish forecasts, budgets and operational goals to manage and monitor its business. Nuvini S.A. believes that these non-GAAP financial measures help to depict a more realistic representation of the performance of the underlying business, enabling Nuvini S.A. to evaluate and plan more effectively for the future. Nuvini S.A. believes that investors should have access to the same set of tools that its management uses in analysing operating results.

Neither EBITDA nor Adjusted EBITDA should not be considered as a measure of financial performance under IFRS, and the items excluded from EBITDA are significant components in understanding and assessing Nuvini S.A.’s financial performance. Accordingly, these metrics have limitations as an analytical tool. They should not be considered as an alternative to net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to cash flows from operating activities as a measure of Nuvini S.A.’s liquidity. Nuvini S.A. calculates EBITDA as net loss before income tax, net, financial income and expenses, net and depreciation and amortization. EBITDA is a financial metric that measures a company’s operating performance by excluding certain expenses that are not directly related to core operations. Nuvini S.A. calculates Adjusted EBITDA by further adding back impairment of goodwill. Adjusted EBITDA provides further insight into Nuvini S.A.’s operating cash flow with the addition of adjustments that are typically one-time non-cash expenses. Nuvini S.A.’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the industry, and therefore, Nuvini S.A.’s measures may not be comparable to those of other companies. The following table presents the reconciliation of net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2021 and 2022:

	Year Ended December 31,			Year-Over-Year Change
	2022		2021	$		%
(in thousands of Brazilian reais)
Net loss	(	)	(77,699)	(	)	(	)
Income tax, net			3,835
Financial income and expense, net			42,479
Depreciation, and amortization			13,578
EBITDA			(17,807)
Impairment on goodwill			6,758
Adjusted EBITDA			(11,049)

Going Concern, Liquidity and Capital Resources

Going Concern

Nuvini S.A.’s consolidated financial statements have been prepared assuming Nuvini S.A. will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Nuvini S.A. is a holding company that conducts its business through its acquired operating subsidiaries and derives all of its revenues from the Nuvini Acquired Companies’ proprietary SaaS businesses, which consist of revenue from fees paid by the Nuvini Acquired Companies’ customers for using the Nuvini Acquired Companies’ proprietary software.

Nuvini S.A. is an early-stage company and since inception has incurred operating losses and negative operating cash flows.

For the year ended December 31, 2021, Nuvini S.A. incurred a net loss of R$77.7 million and on December 31, 2021, Nuvini S.A. had a working capital deficit of R$203.1 million and a shareholders’ deficit of R$36.8 million. Management believes it will continue to incur operating and net losses at least for the medium term.

To date, Nuvini S.A. has met its operations funding requirements primarily through the issuance of equity capital, loans, subscription agreements and borrowings from financial institutions, private placements of Debentures, deferred and/or contingent payment on acquisitions, as well as the Nuvini Group’s operations.

On December 31, 2021 Nuvini S.A. had current debt obligations related to the Debentures outstanding of R$66.9 million, which included the entire balance of amounts owed under the Debenture First Issue and due in 2026, as Nuvini S.A. was not in compliance with the financial covenants at December 31, 2021. For a discussion of Nuvini S.A.’s loans and financing and Debentures, see “Note 14—Loans and Financing” and “Note 15—Debentures” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

The Debenture Holders have subsequently granted Nuvini S.A.’s requests to waive the 2021 covenant violations and the amended 2022 covenant violations. For a discussion of Nuvini S.A.’s Debentures, see “Note 15—Debentures” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Nuvini S.A. has paid for its acquisitions in cash, with a significant portion of the acquisition price deferred and financed with the sellers, including deferred and contingent consideration based on future operating and financial metrics, which were generally payable over the 3 years following the acquisition. As further discussed at notes 6 and 7, at December 31, 2021 Nuvini S.A. had recorded a total of R$291.3 million for estimated seller payments, including deferred and contingent consideration, of which R$122.7 million were estimated to be payable during 2022.

On December 31, 2021 Nuvini S.A. had cash and cash equivalents, including short-term investments, of R$10.9 million.

Nuvini S.A.’s future profitability and liquidity is particularly dependent upon the organic growth and operating performance of the Nuvini Acquired Companies and the expansion of its businesses through additional acquisitions of SaaS companies or SaaS-related assets. Nuvini S.A. cannot be certain when or if its operations will generate sufficient cash to fully fund its ongoing operations or the growth of its business. Nuvini S.A.’s business will likely require significant additional amounts of capital resources to sustain and expand operations to generate sufficient cash flow to meet its obligations on a timely basis.

Nuvini S.A. has determined that these factors raise substantial doubt about its ability to continue as a going concern.

Additionally, Nuvini S.A. has subsequently taken additional steps to preserve liquidity and manage cash flows by amending the terms of amounts payable or contingently payable under the purchase and sale agreements with sellers for all of its acquisitions except IPE. These amendments have included extension or further deferral of payment installments as well as modification of the terms to contemplate a portion of the amounts due to be payable in shares of Nuvini S.A. in the future. For a discussion of Nuvini S.A.’s business combinations and financial instruments, see “Note 6—Business Combinations” and “Note 7—Financial Instruments” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Nuvini S.A. also has loans with Nuvini S.A.’s CEO. During 2022, Nuvini S.A. received additional loans in the amount of R$5.8 million with similar terms and conditions. In December 2022, all amounts payable under these loans, amounting to R$16.8 million, were converted into subscription rights. For a discussion of Nuvini

S.A.’s related parties, see “Note 10—Related parties” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

There can be no assurance that these or additional or new capital and financing resources, continued waivers of covenant violations under the Debentures Agreement, or further extensions or modifications of payment terms of seller acquisition financing will be available to Nuvini S.A. on commercially acceptable terms, or at all. If Nuvini S.A. raises funds to pay any of its obligations by issuing additional equity securities, dilution to stockholders may result. The debt securities are secured by collateral consisting of substantially all of Nuvini S.A.’s assets and the terms of debt securities or borrowings could impose significant additional restrictions on operations.

If Nuvini S.A. is unable to obtain adequate capital resources to fund operations, it would not be able to continue to operate its business pursuant to its current business plan, which may require reductions in spending to a sustainable level by, among other things, delaying, scaling back or eliminating some or all its planned investments in business development, sales and marketing, research and development, and other activities, which could have a material impact on its operations and limit its ability to fully execute its business acquisition strategy, which may directly and negatively affect its business, operating and financial results.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sources of Liquidity

As mentioned above in the going concern section, Nuvini S.A.’s primary sources of liquidity have been funding and cashflow from operations of the Nuvini Acquired Companies. Nuvini S.A. had financed these acquisitions with cash and had deferred/financed part of the consideration through fixed and/or contingent consideration installment payments over a period of 3 years from the acquisition date, with the contingent portion calculated based on future operating metrics/KPIs.

Upon consummation of the Business Combination, it is anticipated to be accounted for as a capital transaction under IFRS as issued by the IASB. The Business Combination is expected to have several significant impacts on Nuvini S.A.’s future reported financial position and results, as a consequence of capital transaction treatment. These include an estimated increase in cash and cash equivalents (as compared to Nuvini S.A.’s consolidated statement of financial position as of December 31, 2022) of between approximately $        , assuming maximum shareholder redemptions, and $        , assuming no shareholder redemptions. These pro forma cash amounts are net of estimated transaction costs of approximately $        . The pro forma cash amounts include cash from Mercato’s trust account, the amount of which will depend on the level of shareholder redemptions, Nuvini S.A. expects to receive upon the consummation of the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information.” We expect that contingent consideration installments totaling approximately                will become due in connection with the closing of the Business Combination, which payments will consist of a mix of cash and stock consideration and that approximately                will be payable at such time to the Debenture Holders as described in “Exposure Premium” below.

Even if the Business Combination is consummated as contemplated, we may need additional funding to fund our operations, but additional funds may not be available to us on acceptable terms on a timely basis, if at all. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings, or by other means. Debt financings would increase the costs to service our indebtedness while additional issuances of equity will further dilute shareholders. Our future capital requirements will depend on many factors, including the consideration needed to continue to acquire attractive target companies, the costs associated with being a public company, and the impact of macroeconomic events, particularly as such events impact Brazil and Latin America.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new preferred equity securities we issue could have rights, preferences, and privileges superior to those of holders of New Nuvini Ordinary Shares. Nuvini S.A. has also issued subscription rights that may be exercised within 30 days from the approval of the Nuvini Group’s first capital increase in an amount of at least R$100.0 million that results in the issuance of shares by the Nuvini Group (the “Contribution Event”) or within 30 days of the second anniversary from the subscription rights’ issuance date if no Contribution Event has occurred. The number of shares to be issued to these investors will be determined based on the fair value of the Company’s shares on the date of the Contribution Event or based on the fair value per share of the last capital increase in the event that no Contribution Event occurs. See “Note 17—Equity” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Additionally, any debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies, products or services that we would otherwise pursue on our own.

Cash Flows

The following table provides a summary of cash flows from operating, investing and financing activities for the periods presented:

	Year ended December 31,
	2022	2021 (As Restated)
(in thousands of Brazilian reais)
Net cash used in operating activities		(6,728)
Net cash used in investment activities		(94,787)
Net cash from financing activities		110,768

Net increase (decrease) in cash and cash equivalents	$—	$9,253

Operating activities

Cash provided by operating activities for the year ended December 31, 2022 was R$                compared to cash used in operating activities of R$6.7 million during the year ended December 31, 2021. This [increase/decrease] was due to                .

Investing activities

Cash used in investing activities for the year ended December 31, 2022 was R$                compared to cash used in investing activities of R$94.8 million during the year ended December 31, 2021. This [increase/decrease] was due to                .

Financing activities

Cash used in financing activities for the year ended December 31, 2022 was R$                compared to cash from financing activities of R$110.8 million during the year ended December 31, 2021. This [increase/decrease] was due to                .

Working Capital

Nuvini S.A.’s working capital as of December 31, 2022 was R$                , compared to R$203.1 million as of December 31, 2021. During the year ended December 31, 2022, Nuvini S.A.’s cash balance [increased/decreased] by R$                , its inventory balance [increased/decreased] by R$                , and its accounts receivable, net balance [increased/decreased] by R$                . Partially offsetting these impacts was an [increase/decrease] in                of R$                .

Capital Expenditures

Nuvini S.A.’s capital expenditure balance is made up of cash payments to acquire property and equipment, intangible assets and costs related to business acquisitions.

Capital expenditures as of December 31, 2022 was R$                , compared to R$94.8 million as of December 31, 2021. The [increase/decrease] was due to .

Loans and Financing and Debentures

Loans and Financing

Loans are initially recognized at fair value, net of the costs incurred in transactions and are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement during the period in which the loans are outstanding using the effective interest rate method. Loans and financing are classified as current liabilities unless the Nuvini Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period. See the table below for a summary of loan and financing operations:

	Interest Rate	Maturity	Balance as of December 31, 2021	Balance as of December 31, 2022
(in thousands of Brazilian reais)
Loans:
CEF	20.28 % per annum	2022	43
CEF	23.36% per annum	2023	275
Itaú Bank	1.10% per month	2023	580
Itaú Bank	CDI + 5.80% per annum	2022	5,208
Bradesco Bank	12.15% per annum	2024	510
BNDES	12.27% per annum	2024	1,667
Total			8,283
Financing:
BNDES—Equipment	1.14% per month	2023	4
BNDES—Equipment	1.14% per month	2023	13
Total			17
Current			6,403
Non-current			1,897

(1)

Per the terms of the bank loan agreements, the institution may consider the loan to be due early in the case of certain events such as corporate reorganization or change of control. As of the date of these financial statements, there have been no calls for early maturity of the loans.

Debentures

On May 14, 2021, the Nuvini Group issued 61,000 non-convertible debentures, in a single series, with a nominal unit value of R$1 to a group of initial investors (the “Debenture First Issue”). Interest accrues at the rate of CDI + 10.6% per year, and is payable quarterly in February, May, August and November of each year. The principal amount matures in May 2026.

The Debentures were initially recognized at fair value, net of R$2.3 million of transaction costs, and are recorded at amortized cost.

The following is a summary of activity related to the Debentures for the year ended December 31, 2021:

(In thousands of Brazilian reais)	2021
As of January 1, 2021	—
Issuance of Debentures	61,000
(-) Transaction costs	(2,264)
Interest incurred	5,051
(-) Interest payments	(3,303)

As of December 31, 2021	60,484

Collateral and Guarantees

As of December 31, 2021, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers and Onclick have been pledged as collateral for the Debentures. Further, in connection with the covenant waivers, see below, in March 2022, all the shares of the subsidiary Datahub were also pledged as additional collateral.

In guarantee of faithful, punctual and full compliance of all obligations, principal or ancillary, the following guarantees were formalized: (i) fiduciary assignment of all rights and credits arising from the linked disbursement and centralized escrow accounts, which are used to deposit and disburse the funds received from the Debentures, both owned by Nuvini S.A.; and (ii) fiduciary assignment by Nuvini S.A. of all shares and shares of the subsidiaries acquired, as well as any other common or preferred shares, with or without voting rights, representing the share capital of the subsidiaries acquired, which may be subscribed, acquired or in any way held by Nuvini S.A. The subsidiaries acquired are only applicable to the acquisitions completed during 2021, with the exception of Mercos.

Covenants

The Debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (a) Gross Debt Indicator /Pro Forma EBITDA Ratio less than or equal to 4.0x; (b) Pro Forma EBITDA Margin in relation to net revenue greater than or equal to 20%; and (c) Debt Service Coverage Index greater than or equal to 4.0x, as defined in the related agreement. A failure to meet any of the covenants automatically results in early maturity of the Debentures.

As of December 31, 2021, Nuvini S.A. was not in compliance with these covenants.

On March 30, 2022, the Debenture Holders granted Nuvini S.A.’s request for a waiver of the covenant violations through March 2023. As part of the waiver, the covenants for 2022 were amended as follows: (a) Gross Debt Indicator/Pro Forma EBITDA to 7.2x; (b) Pro Forma EBITDA Margin in relation to net revenue to 7.1%; and (c) the Debt Service Coverage Index of 4.0x was maintained.

As of December 31, 2021, Nuvini S.A. did not meet all of the amended 2022 covenants and, on February 9, 2023, Debenture Holders approved Nuvini S.A.’s separate request for an additional waiver for the 2022 covenant violations.

As these waivers were received subsequent to December 31, 2021, the debenture liability is presented as a current liability in the statement of financial position included in the 2021 consolidated financial statements included elsewhere in this proxy statement/prospectus. Nuvini S.A. may need to obtain additional waivers from Debenture Holders if Nuvini S.A. continues to be in non-compliance with such covenants as of December 31, 2023, and for any measurement date thereafter, or else such indebtedness may be accelerated pursuant to its terms.

Exposure Premium

In connection with the Debenture First Issue, Nuvini S.A. and the initial investors entered into a separate agreement that provides for the payment of additional amounts to the initial investors in the event of certain liquidity events, as defined, or the early redemption of the Debentures by Nuvini S.A. in whole or in part prior to maturity, (referred to herein and defined as the “Exposure Premium”).

Liquidity events are defined as the sale, exchange or alteration of the capital structure of Nuvini S.A. such as reorganization or the public sale of shares equivalent to at least 10% of the total capital stock of Nuvini S.A. The Exposure Premium due to initial investors under a qualifying liquidity event is calculated as 5% of the total equity value of all the shares of Nuvini S.A. on the date of the event, applied pro-rata based on the total Debentures initially acquired by the initial investors in proportion to every 250,000 Debentures authorized for issuance in the Debenture First Issue. As only 58,000 of 250,000 Debentures were issued to the initial investors, the total exposure is 1.16% of total equity value of all the shares of Nuvini S.A. on the date of liquidity event, limited to the applicable percentage cap of the value of the Debentures outstanding, as described in the table below.

Nuvini S.A. may redeem the Debentures prior to their maturity in part or in full or make an offer for the early redemption of Debentures to the initial investors. The Exposure Premium applicable to an early redemption occurring is calculated pro-rata based on the total Debentures initially acquired by the initial investors and will be calculated based on the total amount of the Debentures outstanding on the date of early redemption.

The Exposure Premium is calculated based on its fair value. The Exposure Premium fair value considers a cap for the liquidity event or early redemption according to the following criteria:

Liquidity Event Date or Early Redemption Date	Cap applied to Total Equity Value (%)
From 14 May 2021 (inclusive) to May 14, 2022 (exclusive)	35.00%
From 14 May 2022 (inclusive) to 14 May 2023 (exclusive)	40.00%
From 14 May 2023 (inclusive) to 14 May 2024 (exclusive)	45.00%
From 14 May 2024 (inclusive) to 14 May 2031	50.00%

The Exposure Premium payment is not linked to the payment of Debentures and is considered additional and independent compensation, due exclusively to the initial investor which acquired the first issuance of Debentures and is therefore not due to any other investors. The Exposure Premium will only be paid once per initial investor at the time of the liquidity event or in case of early redemption. The Business Combination is expected to constitute a liquidity event and the amount of the Exposure Premium that will be payable at the closing of the Business Combination is expected to be                .

As of December 31, 2021, the fair value of the Exposure Premium is R$0.1 million and the fair value adjustment is recorded in the provision for Debentures as a non-current liability with the change in fair value of the derivative recorded in profit or loss.

Off-Balance Sheet Arrangements

Off-balance sheet financing arrangements as of December 31, 2022 was R$        . Nuvini S.A. did not have any off-balance sheet financing arrangements as of December 31, 2021.

Contractual Obligations and Commitments

Deferred and Contingent Consideration:

The terms of the applicable deferred and contingent consideration as of the dates of the respective acquisitions were as follows:

•

Leadlovers, Ipe and Mercos: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition, calculated as a multiple of 4x the last 12-months revenue earned by the acquiree. The maximum payment for the contingent consideration is not capped.

•

Onclick: the sellers receive fixed cash payments over a 3-year period from the date of the acquisition, defined as 25% of the acquisition price for the first year and 12.5% of the acquisition price for each of the last two years, per the sale and purchase agreement.

•

Datahub: the sellers receive a cash payment in annual installments over a 3-year period from the date of acquisition. The value of the cash payment is calculated based on defined multiples of revenue growth and EBITDA earned by the acquiree, as defined in the sale and purchase agreement. The maximum payment for the contingent consideration is not capped.

To preserve liquidity and manage cash flows Nuvini S.A. is actively renegotiating the terms of amounts payable or contingently payable under the purchase and sale agreements with sellers for certain acquisitions, that contemplate extension or further deferral of payment installments as well as modification of the terms to contemplate a portion of the amounts due to be paid in shares of Nuvini S.A. in the future.

On November 11, 2022, Nuvini S.A. amended the agreement with the sellers of Mercos to eliminate the contingent consideration payment in exchange for the return of 42.1% of the Mercos shares to the sellers and retaining a call option on those shares. The call option provides Nuvini S.A. the right to repurchase the shares at any time until December 31, 2024 for a total price based on multiples of Mercos revenue for the preceding 12 months. In connection therewith, Nuvini S.A. paid R$10.0 million.

On December 9, 2022, amendments to the arrangements were completed as follows:

•

Leadlovers—deferred the payment dates of all installments to the seller to February 5, 2023 and 2024, and amended the payment terms to 50% of the amounts payable in cash and 50% payable in shares of Nuvini Holdings Limited, or New Nuvini Ordinary Shares (if payments are made after Closing). The number of shares to be issued will be based on Nuvini S.A.’s valuation and equity value on the date of issuance. On March 13, 2023, an amendment was signed in order to defer the payment due on December 21, 2022 to April 30, 2023 and the payment due on February 5, 2023 to June 30, 2023.

•

OnClick—deferred the payment dates of the installments to the seller to May 5, 2023 and April 22, 2024, and amended the payment terms to consist of payment of Nuvini Holdings Limited, or New Nuvini Ordinary Shares (if payments are made after Closing). The payment will be in two installments rather than the three installments contemplated by original agreement. The first installment will be due on May 31, 2023 or the Closing, whichever is earlier, and payable in cash and shares of Nuvini Holdings Limited, or New Nuvini Ordinary Shares (if payments are made after Closing). The number of shares to be issued will be based on Nuvini S.A.’s valuation and equity value on the future date of issuance. The installments must be paid on May 31, 2023 and April 22, 2024, respectively.

•

Effecti—deferred the payment dates of two installments to the seller to April 30, 2023 and May 31, 2023, that will be payable in cash, including penalty of R$2,071, and 2% monthly interest to be accrued until the due dates. The third installment will be payable in shares. The number of shares to be issued will be based on the determined fair market value of the shares on the future date of issuance and must be settled by October 30, 2023. After October 30, 2023, the renegotiated installment shall be paid in cash and due on November 10, 2023.

•

Datahub—On March 21, 2023, an amendment to the Datahub deferred and contingent consideration on acquisition arrangement was completed. The agreement deferred the payment dates of all installments payable to Datahub on June 30, 2023, February 24, 2023, and February 24, 2024 and amended the payment terms to consist of payment of shares of Nuvini Holdings Limited, or New Nuvini Ordinary Shares (if payment is made after Closing). The first installment, previously due on February 24, 2023, shall be paid no later than June 30, 2023, part in cash and part in shares of Nuvini Holdings Limited or New Nuvini Ordinary Shares (if payment is made after Closing). The second installment, due on June 30, 2023, shall be paid part in cash and part in shares of Nuvini Holdings Limited or New Nuvini Ordinary Shares (if payment is made after Closing). The third installment shall be paid on February 24, 2024 part in cash and part in shares of Nuvini Holdings Limited or New Nuvini Ordinary Shares (if payment is made after Closing). The number of shares to be issued will be based on the Nuvini S.A.’s valuation and equity value on the date of issuance.

Related Party Transactions

The Nuvini Group has entered into loan agreements with certain shareholders, executive and directors. The amounts outstanding are unsecured and in the case of default on payment, a fine of 2% may be imposed on the total value of the loans.

As of December, 31, 2021, the loan balances outstanding are as follows:

(In thousands of Brazilian reais)	As of December 31, 2021
Related party loan—Pierre Schurmann(1)	9,194
Related party loan—Aury Ronan Francisco(2)	728

Total loans from related parties	9,922

(1)

This loan was received in two installments granted on August 23, 2021 in the amount of R$6.0 million and on August 31, 2021 in the amount of R$3.0 million, both installments payable within 6 months. Interest on the outstanding loan is calculated using the CDI rate plus 8% per annum. Pierre Schumann, CEO, holds 82.6% of the Nuvini Group’s shares as of December 31, 2021. During 2022, Nuvini S.A. received additional loans in the amount of R$6.5 million with similar terms and conditions from Schumann. In December 2022, all amounts payable under these loans, amounting to R$16.8 million, were converted into subscription rights. For more information, see “Note 17—Equity” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)

This loan was received on September 3, 2021, from Aury Ronan Francisco, CFO, in the amount of R$3.7 million. On September 29, 2021, the Nuvini Group paid R$3.0 million of the principal amount, with the remaining R$0.7 million outstanding and payable within 6 months. Interest on the outstanding loan is calculated by the CDI rate plus 3% per annum.

For a discussion of Nuvini Group’s related party transactions, see the section titled “Transactions Between Related Parties” and “Note 10—Related parties” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Recent Accounting Pronouncements

For a discussion of Nuvini S.A.’s new or recently adopted accounting pronouncements, see “Note 5—Adoption of new and revised accounting standards” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Certain Risks

The Nuvini Group is exposed to market risks in the normal course of our activities, including credit risk, liquidity risk, exchange rate risk and interest rate risk. The Nuvini Group continuously monitors the risks to which it is exposed and analyzes economic and financial conditions to determine the impact of different market conditions on its operations. The Nuvini Group seeks protection against such risks through operating strategies and internal controls with the objective of ensuring liquidity, profitability and security in its operations.

Credit Risk

Credit risk is the Nuvini S.A.’s risk of financial loss if a customer or counterparty to a financial instrument fails to comply with its contractual obligations, which arise mainly from customer receivables. Nuvini S.A. has a very diversified client portfolio with a high concentration of recurring revenue from key customers, none of which representing more than 10% of net revenue. Nuvini S.A. is responsible for managing and analyzing the credit risk for each new client before standard payment and delivery terms and conditions are offered. As subscription prices on recurring sales are low in materiality and many clients currently pay via credit card representing immediate payment, the credit risk of the customer base is relatively low. Therefore, Management doesn’t perform individual credit quality checks of each customer. However, if a customer defaults on service payments past two months of service, Nuvini S.A. will pause the customer’s service until payment is received, limiting the volume of past due receivables. It is only when the customer pays all past due balances that Nuvini S.A. will reinstate services. Although the products and services offered to customers are similar, these operate within different industry markets and subject to different operational conditions. As the nature of the products and services sold are SaaS platform-based, geographical impacts to the region in which these customers reside do not cause for greater credit risk.

Nuvini S.A. adopts the assumption under IFRS 9, for credit losses on receivables that default occurs when the contract payments with customers are past due over 90 days. Longer payment terms are given to customers and default is unlikely even though the contract payments are past due within one year in the past because of the industry characteristics of Nuvini S.A. and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring. As of December 31, 2021, the maximum exposure for cash and cash equivalents, financial investments and accounts receivable is represented within the financial instruments table. Nuvini S.A.’s credit risk exposure in relation to contract assets under IFRS 9 as at December 31, 2021 is immaterial.

Liquidity Risk

Liquidity risk is the risk in which Nuvini S.A. will encounter difficulties in complying with the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of Nuvini S.A. in liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations, under normal conditions, without causing unacceptable losses or with the risk of harming Nuvini S.A.’s reputation. Nuvini S.A. does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amounts will be significantly different, although actual payments may vary depending on market conditions and Nuvini S.A.’s future performance. The table below analyzes Nuvini S.A.’s financial liabilities, by maturity ranges, corresponding to the remaining period between the balance sheet date and the contractual maturity date. There are no financial liabilities exceeding three years, as the failure of Nuvini S.A. to meet covenants associated with the Debentures outstanding resulted in Nuvini S.A. obtaining a waiver of the covenants for the next 12 months beginning March 30, 2022. see “Note 15—Debentures for additional information” of Nuvini S.A.’s 2021 consolidated financial statements. Nuvini S.A. did not meet the covenants for the 2022 fiscal year, however Nuvini S.A. requested an additional waiver for the 2022 fiscal year that was approved and granted at the general meeting of Debenture Holders on February 9, 2023. Nuvini S.A. may need to obtain additional waivers from holders of its Debentures if Nuvini S.A. continues to be in non-compliance with such covenants as of December 31, 2023, and for any measurement date thereafter, or else such indebtedness may be accelerated pursuant to its terms. Additionally, refer to “Note 2—Basis of presentation” included in the 2021 consolidated financial statements included elsewhere in this proxy statement/prospectus for consideration relating to going concern.

	As of December 31, 2021
(in thousands of Brazilian reais)	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	5,261	—	5,261
Other liabilities	2,543	3,602	6,145
Loans and financing	6,157	1,397	7,554
Debentures(1)	61,161	—	61,161
Deferred and contingent consideration	122,734	226,833	349,567
Subscription rights	—	15,150	15,150
Lease liabilities	1,214	1,607	2,821
Related parties	9,922	—	9,922

Total	208,992	248,589	457,581

(1)

The company was not in compliance with the related financial covenants under the Debentures on December 31, 2021, and the amounts owed under the Debentures are classified as current. Contractual principal payments are due quarterly beginning in May 2023 with final maturity in May 2026.

Market Risk

For a discussion of Nuvini S.A.’s market risk, see “Note 7—Financial instruments” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Interest Rate Risk and Inflation

Interest rate risk stems from financial investments, loans and financing and debentures are referenced in the average CDI, which can negatively affect financial expenses or revenues in the event of an unfavorable movement in interest rates and inflation.

Inflation affects Nuvini S.A.’s results of operations and financial performance primarily by affecting certain leasing arrangements that include inflation-adjustment clauses.

Sensitivity analysis

Nuvini S.A. performed a sensitivity analysis regarding exposure to interest rate risk as of December 31, 2021. The 10% increase or reduction in interest rates would result in an increase or actual reduction of no more than 1% on the risk of total exposure. Therefore, Nuvini S.A. believes that any fluctuation in interest rates would not represent any significant impact on results.

For the analysis of interest rate sensitivity of financial investments, the “probable” scenario below represents the impact on financial investments as of December 31, 2021 considering the projected forecast of the CDI rate and reflects Nuvini S.A.’s best estimates. The CDI rate as of December 31, 2021 is 4.4%. The other scenarios consider an appreciation of 25% and 50% in such market interest rates, which represents a significant change in the probable scenario for sensitivity purposes.:

Estimating an increase or a decrease of (I) projected forecast; (II) 25% or (III) 50% in interest rate, would increase or decrease profit or loss as follows:

	Scenario I	Scenario II	Scenario III
	(Probable)(ii)	+/-25%	+/-50%
Potential net effect on profit or loss	(2,341)	(4,316)	(6,292)

Indicators	As of December 31, 2021	Exposure	Scenario I	Scenario II	Scenario III
		Spot rates(i)	(Probable)(ii)	+/-25%	+/-50%
Assets		9.24%	13.13%	16.41%	19.70%

Short-term investments—101% of CDI	4,848		189	348	507

Exposure to CDI—Assets	4,848		189	348	507

Liability		9.15%	13.00%	16.25%	19.5%

Loans—100% of CDI	(5,208)		(201)	(370)	(539)
Debentures—100% of CDI	(60,484)		(2,329)	(4,294)	(6,260)
Related parties—100% of CDI	(9,922)		(382)	(704)	(1,027)

Exposure to CDI—Liabilities	(65,692)		(2,530)	(4,664)	(6,799)

Net exposure	(60,844)		(2,341)	(4,316)	(6,292)

(i)	Based on spot rate, as of December 31, 2021, as published by the Central Bank.
(ii)	Based on the projected forecast, as of December 31, 2021, as published by the Central Bank.

Exchange Rate Risk

Exchange rate risk results from the possibility of losses due to fluctuations in exchange rates, which increase liabilities arising from loans and purchase commitments in foreign currency or that reduce assets arising from amounts to be received in foreign currency.

Some of Nuvini S.A.’s subsidiaries sell to foreign customers. For international operations, Nuvini S.A. invoices in its functional currency and maintains payment terms at or within 30 days of invoicing to ensure the exposure to exchange rate fluctuations is negligible.

As of December 31, 2021, the Nuvini Group had bank account deposits with exposure to fluctuations in foreign currency held in the United States that are immaterial.

Material Weaknesses in Internal Controls and Remediation

In connection with the audit of Nuvini S.A.’s consolidated financial statements for the years ended December 31, 2021, material weaknesses in Nuvini S.A.’s internal control over financial reporting as of December 31, 2021 were identified. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. For additional information regarding the material weaknesses identified, see “Risk Factors—Related to Nuvini´s Financial, Tax and Accounting-Related Risks —Nuvini S.A. has identified material weaknesses in its internal control over financial reporting and, if Nuvini S.A. fails to remediate its material weaknesses or establish and maintain effective internal controls over financial reporting, Nuvini S.A. may be unable to accurately report its results of operations, meet its reporting obligations and/or prevent fraud.”

Implications of being an Emerging Growth Company

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that New Nuvini expects to report Nuvini S.A.’s financial results under IFRS as issued by the IASB, New Nuvini will not be able to avail itself of this extended transition period and, as a result, New Nuvini will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

New Nuvini is an “emerging growth company” as defined in the JOBS Act. New Nuvini will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the effective date of the registration statement of which this proxy statement/prospectus is a part, (b) in which New Nuvini has total annual gross revenue of at least $1.235 billion or (c) in which New Nuvini is deemed to be a large accelerated filer, which means the market value of New Nuvini Ordinary Shares held by non-affiliates exceeds $700.0 million as of the last business day of New Nuvini’s prior second fiscal quarter, and (ii) the date on which New Nuvini issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, as an emerging growth company, New Nuvini may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. The exemptions include, among other things, (i) the option to present only two years of audited financial statements and related discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus; (ii) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002; (iii) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); (iv) not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and (v) not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

Implications of Being a Foreign Private Issuer

Upon the consummation of the Business Combination, New Nuvini will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after New Nuvini no longer qualifies as an emerging growth company, as long as New Nuvini continues to qualify as a foreign private issuer under the Exchange Act, New Nuvini will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, New Nuvini will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules for U.S. public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if New Nuvini no longer qualifies as an emerging growth company, so long as New Nuvini remains a foreign private issuer, New Nuvini will continue to be exempt from such compensation disclosures.

INFORMATION ABOUT MERCATO

Overview

Mercato is a special purpose acquisition company formed in February 2021 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to as our initial business combination. To date, Mercato’s efforts have been limited to our organizational activities and activities related to the Mercato IPO and the identification and evaluation of prospective acquisition targets for its initial business combination, including negotiations with Nuvini to agree and complete the Business Combination Agreement. Mercato has generated no operating revenues to date and it does not expect to generate operating revenues until it consummates the Business Combination Agreement or an alternative business combination.

On November 8, 2021, Mercato consummated its initial public offering of 20,000,000 Mercato Units and, upon full exercise of the underwriter’s over-allotment option consummated on November 23, 2021, an additional 3,000,000 Mercato Units. Each Mercato Unit consists of one share of Mercato Class A Common Stock, and one-half of one Public Warrant. The Mercato Units were sold at a price of $10.00 per unit, generating gross proceeds to Mercato of $230,000,000, which includes the gross proceeds received from the Mercato Units issued to the underwriter upon full exercise of its over-allotment option. Simultaneously with the closing of the Mercato IPO and the over-allotment option, Mercato completed the sale of the Private Placement Warrants, at a purchase price of $1.00 per Private Placement Warrant (the “Private Placement”), to the Sponsor, generating gross proceeds to Mercato of $10,050,000. As of the Record Date, there was approximately $         held in the Trust Account.

On February 7, 2023, the Mercato filed an amendment (the “Extension Amendment”) to the Mercato Certificate of Incorporation with the Secretary of State of the State of Delaware. The Extension Amendment extends the date by which Mercato must consummate its initial business combination from February 8, 2023 to July 8, 2023 and allows Mercato, without another stockholder vote, to elect to extend the termination date to consummate a business combination on a monthly basis up to five times by an additional one month each time after July 8, 2023, by resolution of the Mercato Board, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable termination date, until December 8, 2023 or a total of up to ten months after the original termination date, unless the closing of a business combination shall have occurred prior thereto.

Pursuant to the Extension Amendment, on February 7, 2023, the Sponsor deposited $675,000 (or approximately $0.16 per share of Mercato Class A Common Stock that was not redeemed in connection with the extension meeting into the Trust Account on behalf of Mercato and thereby extended the period Mercato has to complete an initial business combination from February 8, 2023 to July 8, 2023. Mercato stockholders holding 18,699,637 shares of Mercato Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $193,164,942 (approximately $10.33 per share) was removed from the Trust Account to pay such redeeming holders.

Fair Market Value of Target Business

The rules of Nasdaq and the Mercato Certificate of Incorporation require that Mercato’s initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for the payment of taxes and excluding the amount of any deferred underwriting discount held in trust). Mercato’s board of directors determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

Mercato is seeking stockholder approval of the Business Combination at the special meeting, at which stockholders may elect to redeem their shares, regardless of if or how they vote in respect of the Business

Combination Proposal, into their pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the Trust Account and not previously released to us (net of taxes payable). Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director and officer of Mercato have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of Mercato Common Stock held by them. The shares of Mercato Common Stock held by the Initial Stockholders will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and Mercato’s directors and officers (and their permitted transferees) collectively own approximately 57% of the issued and outstanding shares of Mercato Common Stock.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing shareholders (or stockholders, as applicable) of Nuvini or Mercato’s or their respective directors, officers, advisors or respective affiliates may (i) purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or elect to redeem, or indicate an intention to redeem, Public Shares, (ii) execute agreements to purchase such shares from such investors in the future, or (ii) enter into transactions with such investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Merger Proposal or not redeem their Public Shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Mercato’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing shareholders of Nuvini or stockholders of Mercato or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the Mercato Common Stock (or two-thirds of the Mercato Common Stock as required for the Merger Proposal), represented in person virtually or by proxy and entitled to vote at a quorate general meeting, vote in favor of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal (if presented), (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of Public Shares electing to redeem and (4) Mercato’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001.

Liquidation if No Business Combination

If Mercato has not completed the Business Combination with Nuvini by July 8, 2023 (subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation), has not completed another business combination by such date and has not obtained an extension, Mercato will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of Mercato’s remaining stockholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and Mercato’s directors and officers have entered into a letter agreement with Mercato, dated as of November 3, 2021, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if Mercato fails to complete its business combination within the required time period. However, if they hold any Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Mercato fails to complete its business combination within the allotted time period.

The Sponsor and Mercato’s directors and officers have agreed, pursuant to a written agreement with Mercato, that they will not propose any amendment to Mercato’s certificate of incorporation (A) to modify the substance or timing of Mercato’s obligation to allow for redemption in connection with Mercato’s initial business combination or to redeem 100% of its Public Shares if it does not complete its business combination by July 8, 2023 (subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless Mercato provides the Public Stockholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding Public Shares. However, Mercato may not redeem its Public Shares in an amount that would cause Mercato’s net tangible assets to be less than $5,000,001 following such redemptions.

Mercato expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing Mercato’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, Mercato may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the Trust Account could, however, become subject to the claims of Mercato’s creditors which would have higher priority than the claims of the Public Stockholders. Mercato cannot assure you that the actual per-share redemption amount received by Public Stockholders will not be substantially less than $10.00. See “Risk Factors—Risks Related to Mercato—If third parties bring claims against Mercato, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.” and other risk factors contained herein. While Mercato intends to pay such amounts, if any, Mercato cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Mercato will seek to have all vendors, service providers (other than Mercato’s independent auditors), prospective target businesses and other entities with which Mercato does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Mercato’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Mercato’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to it than any alternative. Examples of possible instances where Mercato may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Mercato is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with it and will not seek recourse against the Trust Account for any reason. Upon redemption of Mercato’s Public Shares, if Mercato has not completed Mercato’s initial business combination within the required time period, or upon the exercise of a redemption right in connection with Mercato’s initial business combination, Mercato will be required to provide for payment of claims of creditors that were not waived that may be brought against it within the 10 years following redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to it if and to the extent any claims by a third party (other than Mercato’s independent auditors) for services rendered or products sold to us, or a prospective target business with which Mercato has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.15 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to fund Mercato’s working capital requirements, subject to an annual limit of $500,000, and/or to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Mercato’s indemnity of the underwriters of Mercato’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. Mercato has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Mercato believes that the Sponsor’s only assets are securities of Mercato and, therefore, the Sponsor may not be able to satisfy those obligations. None of Mercato’s other directors or officers will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.15 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Mercato’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Mercato currently expects that Mercato’s independent directors would take legal action on Mercato’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that Mercato’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Mercato cannot assure you that due to claims of creditors the actual value of the per- share redemption price will not be substantially less than $10.15 per share. See “Risk Factors—Risks Related to Mercato—If third parties bring claims against Mercato, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.15 per share.” and other risk factors contained herein.

Mercato will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than Mercato’s independent auditors), prospective target businesses and other entities with which Mercato does business execute agreements with it waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Mercato’s indemnity of the underwriters of the Mercato IPO against certain liabilities, including liabilities under the Securities Act.

If Mercato files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in Mercato’s insolvency estate and subject to the claims of third parties with priority over the claims of Mercato’s stockholders. To the extent any insolvency claims deplete the Trust Account, Mercato cannot assure you Mercato will be able to return $10.15 per share to the Public Stockholders. Additionally, if Mercato files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Mercato that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by Mercato’s stockholders. Furthermore, Mercato’s board of directors may be viewed as having breached its fiduciary duty to Mercato’s creditors or may have acted in bad faith, and thereby exposing itself and Mercato to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. Mercato cannot assure you that claims will not be brought against it for these reasons. See “Risk Factors—Risks Related to Mercato—If, after Mercato distributes the proceeds in the Trust Account to Public Stockholders, Mercato files a bankruptcy petition or an involuntary bankruptcy petition is filed against Mercato that is not dismissed, a bankruptcy court may seek to recover such proceeds, and members of the Mercato Board may be viewed as having breached their fiduciary duties to creditors, thereby exposing the members of the Mercato Board and Mercato to claims of punitive damages.”

The Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (1) Mercato’s completion of an initial business combination, and then only in connection with those Mercato Class A Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Mercato Certificate of Incorporation (A) to modify the substance or timing of Mercato’s obligation to allow redemption in connection with Mercato’s initial business combination or to redeem 100% of the Public Shares if Mercato does not complete Mercato’s initial business combination by July 8, 2023 (subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of the Public Shares if Mercato has not completed an initial business combination by July 8, 2023 (subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation), subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. Holders of Warrants will not have any right to the proceeds held in the Trust Account with respect to the Mercato Warrants.

Competition

If Mercato succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from Nuvini’s competitors. Mercato cannot assure you that, subsequent to the Business Combination, New Nuvini will have the resources or ability to compete effectively. Information regarding Nuvini’s competition is set forth in the sections entitled “Business of Nuvini and Certain Information About Nuvini—Competition”.

Facilities

Mercato currently maintains its executive offices at 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah 84121. Our executive offices are provided to us by an affiliate of the Sponsor. Mercato considers its current office space adequate for its current operations.

Employees

Mercato currently has two executive officers. These individuals are not obligated to devote any specific number of hours to Mercato’s matters but they intend to devote as much of their time as they deem necessary to Mercato’s affairs until the earlier of completion of the business combination or liquidation. The amount of time they will devote in any time period will vary based on the stage of the business combination process Mercato is in. Mercato does not intend to have any full-time employees prior to the earlier of the completion of the business combination or liquidation.

Periodic Reporting and Financial Information

Mercato registered its Mercato Units, Mercato Class A Common Stock and Public Warrants under the Exchange Act and has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, located at http://sec.gov. In accordance with the requirements of the Exchange Act, our annual reports contain financial statements audited and reported on by Mercato’s independent registered public accountants.

Mercato is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, Mercato is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find Mercato’s securities less attractive as a result, there may be a less active trading market for Mercato’s securities and the prices of Mercato’s securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Mercato intends to take advantage of the benefits of this extended transition period. Mercato will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of Mercato’s IPO, (b) in which Mercato has total annual gross revenue of at least $1.235 billion, or (c) in which Mercato is deemed to be a large accelerated filer, which means the market value of Mercato Class A Common Stock that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which Mercato has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Additionally, Mercato is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S- K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Mercato will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of Mercato Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) Mercato’s annual revenues exceeded $100 million during such completed fiscal year and the market value of Mercato Common Stock held by non-affiliates exceeds $700 million as of the prior June 30.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Mercato or any members of Mercato’s management team in their capacity as such.

Directors and Executive Officers

Mercato’s current directors and officers are as follows:

Name	Age	Position
Greg Warnock	63	Chief Executive Officer and Chair of the Board
Scott Klossner	66	Chief Financial Officer and Secretary
Greg Butterfield	63	Director
Michael Rosen	62	Director

Greg Warnock, Ph.D., is Mercato’s Chief Executive Officer and Chair of the Mercato Board. Dr. Warnock brings public company experience, private equity investment, fund management and operational experience as well as his association with Mercato Partners, where he serves as co-founder and managing director. His operating experience spans technology, consumer and biotechnology businesses. Dr. Warnock has sourced 32 Traverse investments and 14 other investments through his Mercato Partners practice, including Skullcandy, Fusion-io, Inc., Cradlepoint, Inc. and Galileo, Inc., and currently serves on the board of Stance Inc., a privately held branded consumer goods company. Prior to Mercato, Dr. Warnock was a co-founder of vSpring Capital, a regional investment firm targeting both early and growth-stage companies. As lead managing director, he assembled the team, secured a Small Business Investment Company license, developed and documented the investment practice and oversaw the administration of the firm. He led the investment committee and participated in over 50 financings in 32 companies. Previously, as an individual investor, Dr. Warnock financed over 30 small businesses, was principal in more than 20 merger and acquisition transactions and launched and operated several businesses. Including a handful of other investment firms and practices, his investing experience has funded and benefited over 150 different companies. Dr. Warnock received a B.S. in Computer Science and a Master of Human Resource Management from the University of Utah. Dr. Warnock completed a Ph.D. in Entrepreneurship and Venture Finance at the University of Utah’s David Eccles School of Business.

Scott Klossner is Mercato’s Chief Financial Officer and Secretary, managing the financial and accounting functions of Mercato. Mr. Klossner brings over 35 years of financial and operational experience to Mercato. His experience spans public offerings, private placements, Sarbanes-Oxley compliance, mergers and acquisitions, institutional negotiations, strategic growth and planning, productivity enhancement and team building. He previously served as chief financial officer of Kount Inc., an industry-leading digital fraud protection software-as-a-service company, which was acquired by Equifax Inc. (NYSE: EFX) in February 2021. Prior to Kount, Mr. Klossner served as chief financial officer for several fast-growth companies, including online retailer Backcountry.com, which was acquired in 2007 by Liberty Media Corporation (Nasdaq: LSXMB) for $120 million. During his tenure at Backcountry.com, the company’s revenue grew from $27 million in 2005 to over $325 million in 2012. Mr. Klossner received his B.S. in finance from the University of Utah and an MBA from the University of Southern California.

Greg Butterfield serves as a director on the Mercato Board. Mr. Butterfield brings over 25 years of executive and investment experience to Mercato. Mr. Butterfield is the founder and current managing partner of SageCreek Partners LLC, and he also serves on the board of directors of Focus Universal, Inc. Prior to SageCreek, he fulfilled multiple executive level operating positions in technology related businesses taking two companies public as chief executive officer (Altiris and Vivint Solar). After joining Altiris in February 2000, Mr. Butterfield guided the company to eight consecutive years of revenue growth and profitability. In Mr. Butterfield’s first year with Altiris, annual revenues were $3 million; in 2007, annual revenues exceeded $300 million. During his time at Altiris, he assisted with the successful initial public offering in 2002 and was a driving force behind eleven acquisitions. Mr. Butterfield was inducted into the Utah Technology Hall of Fame in 2009 and invited to the 2006 and 2007 World Economic Forum as a Technology Pioneer. He was also the winner of the 2002 Ernst and Young Entrepreneur of the Year award and served as the chairman of the board of the Utah Information Technology Association from 2003 to 2005. Mr. Butterfield spent several years as Board of Trustee member for Utah Valley University and Chairman of UVU Board of trustees. Mr. Butterfield received a B.S. in business administration, finance from Brigham Young University.

Michael Rosen serves as a director on the Mercato Board. Mr. Rosen brings over 35 years of investment, fund management and restaurant operational experience to Mercato. He currently serves as the co-chairman, chief executive officer and co-founder of Context Capital Management, LLC, an SEC-registered investment advisory company with $730 million in assets under management that specializes in capital structure arbitrage. Mr. Rosen is also the owner of the San Diego-based restaurants Juniper and Ivy and the Crack Shack. Previously, Mr. Rosen was the co-principal owner of Rochester Capital Advisors, LP and FMC, Inc., the two investment advisers to The Rochester Funds, a mutual fund company specializing in the management of convertible securities and high-yield municipal bonds. From 1996 to 2000, Mr. Rosen served as a Portfolio Manager and President of the Rochester Division of Oppenheimer Funds, Inc. BusinessWeek named Mr. Rosen the “Best Bond Fund Manager” in 1992. Mr. Rosen has served on the board of a variety of organizations including on the Board of Trustees for the University of Rochester, Entravision, Global Locate,

Inc., Danskin, Inc. and Palmer R. Chitester Fund. He received a B.A. in Economics and an MBA in Finance and Marketing from the University of Rochester in 1981 and 1983, respectively. Mr. Rosen is also a Chartered Financial Analyst.

Number and Terms of Office of Officers and Directors

The Mercato Board is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Butterfield, will expire at our first annual general meeting. The term of office of the third class of directors, consisting of Dr. Warnock and Mr. Rosen, will expire at our third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our founder shares. In addition, prior to the completion of an initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason.

Pursuant to an agreement to be entered into on or prior to the closing of this offering, our sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for appointment to our board of directors, as long as the sponsor holds any securities covered by the registration and shareholder rights agreement.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and Certificate of Incorporation as it deems appropriate. Our amended and restated memorandum and Certificate of Incorporation provide that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. Our board of directors has determined that each of Mr. Butterfield and Mr. Rosen are “independent directors” as defined in Nasdaq listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we will reimburse an affiliate of our sponsor for office space and secretarial and administrative services provided to us in the amount of up to $15,000 per month. In addition, our sponsor, executive officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by Mercato to our sponsor, executive officers and directors, or their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business, but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

MERCATO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Mercato’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward looking statements that involve risks and uncertainties.

Overview

Mercato is a blank check company, incorporated in Delaware on February 22, 2021, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mercato is an emerging growth company and, as such, Mercato is subject to all of the risks associated with emerging growth companies.

Mercato intends to effectuate the Business Combination using cash derived from the proceeds of the Mercato IPO and the sale of the Private Placement Warrants, less the cash used in connection with the redemptions described below, Mercato’s stock capital, debt or a combination of cash, stock capital and debt. Mercato expects to continue to incur significant costs in the pursuit of the Business Combination. Mercato cannot assure you that its plans to complete the Business Combination will be successful.

Results of Operations

Mercato has neither engaged in any operations nor generated any revenues through December 31, 2022. All activity for the period from February 22, 2021 (inception) through December 31, 2022 were organizational activities, those necessary to prepare for the Mercato IPO as described below and, subsequent to the closing of the Mercato IPO, identifying a target company for an initial business combination. Mercato does not expect to generate any operating revenues prior to the completion of the Business Combination. Mercato generates non-operating income in the form of interest income on investments held in the Trust Account. Mercato incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2022, Mercato had a net                  of $        , which consists of approximately $        of gain from extinguishment of deferred underwriting commissions on public warrants, approximately $         of non-operating gain from the change in the fair value of derivative liabilities, and approximately $        in income from investments held in trust account, partially offset by approximately $         of general and administrative expenses, approximately $         of income tax expense, and approximately $         in franchise tax expense.

For the period from February 22, 2021 (inception) through December 31, 2021, Mercato had a net loss of approximately $592,000, which consisted of approximately $232,000 of general and administrative expenses, approximately $37,000 in franchise tax expense, approximately $448,000 in offering cost associated with derivative warrant liabilities, partially offset by approximately $125,000 of non-operating gain from change in fair value of derivative warrant liabilities.

Contractual Obligations

Mercato does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a sum of $15,000 per month for office space and secretarial and administrative services. Mercato will continue to incur these fees monthly until the earlier of the completion of an initial business combination and its liquidation.

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans or Extension Loans, if any (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Mercato IPO. These holders are entitled to certain demand and “piggyback” registration rights. Mercato will bear the expenses incurred in connection with the filing of any such registration statements. The foregoing registration rights are expected to be terminated and superseded by the Registration Rights Agreement of New Nuvini in connection with the Business Combination. The underwriter to the Mercato IPO was entitled to a deferred underwriting fee of $0.35 per Mercato Unit, or $8,050,000 in the aggregate. On August 1, 2022, the underwriter irrevocably waived its rights to the deferred underwriting commissions due under the underwriting agreement consummated in connection with the Mercato IPO.

Liquidity and Capital Resources

On November 3, 2021, Mercato consummated the Mercato IPO of 20,000,000 Units at $10.00 per Unit, generating gross proceeds of $200,000,000. Simultaneously with the closing of the Mercato IPO, Mercato consummated the sale of 9,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement transaction to the Sponsor, generating gross proceeds of $9,000,000.

On November 19, 2021, the underwriter exercised its over-allotment option in full and, on November 23, 2021 purchased 3,000,000 Units, generating additional gross proceeds to the Company of $30.0 million. The Company incurred additional offering costs of approximately $1.7 million in connection with the over-allotment, of which $600,000 was paid for underwriting commissions, and approximately $1.1 million was for deferred underwriting commissions. Simultaneously with the sale of the over-allotment Units, on November 23, 2021, the Company consummated a second closing of the Private Placement of an aggregate of 1,050,000 additional Private Placement Warrants, at a price of $1.00 per Private Placement Warrant, with the Sponsor. The second closing of the Private Placement generated additional aggregate gross proceeds of approximately $1.1 million.

Following the Mercato IPO, the full exercise of the over-allotment option and the sale of the Private Placement Warrants, a total of $233,450,000 was placed in the Trust Account. Mercato incurred approximately $12.1 million in costs related to the Mercato IPO, consisting of $4.0 million of underwriting fees, $7.0 million of deferred underwriting fees (which were subsequently irrevocably waived and extinguished as described below) and approximately $1.1 million of other offering costs, of which approximately $343,000 was allocated to derivative warrant liabilities.

For the year ended December 31, 2022, cash used in operating activities was $        .

For the period from February 22, 2021 (inception) through December 31, 2021, cash used in operating activities was $664,332.

As of December 31, 2022 and December 31, 2021, respectively Mercato had investments held in the Trust Account of $         and $233,450,000 consisting of money market funds, which are invested primarily in U.S. Treasury Bills with a maturity of 185 days or less.

Mercato may withdraw interest from the Trust Account to pay taxes, if any. Mercato intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete an initial business combination. To the extent that Mercato’s stock capital or debt is used, in whole or in part, as consideration to complete the Business

Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue Mercato’s growth strategies.

As of December 31, 2022 and December 31, 2021, respectively, Mercato had cash of $         and $387,206 held outside of the Trust Account. Mercato intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses and structure, negotiate and complete the Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or an affiliate of the Sponsor, or certain of Mercato’s executive officers and directors may, but are not obligated to, loan Mercato funds as may be required.

If Mercato completes the Business Combination, it would repay such working capital loans. In the event that an initial business combination does not close, Mercato may use a portion of the working capital held outside the Trust Account to repay such working capital loans, but no proceeds from the Trust Account would be used for such repayment. Up to approximately $1,500,000 of such working capital loans may be convertible into warrants at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of December 31, 2022 and December 31, 2021, Mercato had $         and $0, respectively, drawn under such working capital loans.

Subsequent to December 31, 2022, on February 3, 2023, Mercato convened a special meeting of stockholders at which a proposal to extend the date by which Mercato has to complete a Business Combination from February 8, 2023 to July 8, 2023 (the “Extension Amendment Proposal”) was approved. In connection with the special meeting, Mercato provided its stockholders the opportunity to redeem all or a portion of their Mercato Class A Common Stock, and stockholders holding 18,699,637 shares of Mercato Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. Consequently, approximately $193,164,942 (approximately $10.33 per share) was removed from the Trust Account to pay such redeeming holders. In connection with the approval of the Extension Amendment Proposal, the Company issued a promissory instrument (the “Extension Promissory Instrument”) in the principal amount of up to $1,350,000 to the Sponsor, pursuant to which the Sponsor agreed to loan the Company up to $1,350,000. The Extension Promissory Instrument bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s Business Combination or (b) the date of the liquidation of the Company. In order to further extend the period the Company has to complete a Business Combination beyond the July 8, 2023, an additional $135,000 must be deposited into the Trust Account on a monthly basis up to five times by an additional one month each time after July 8, 2023, by resolution of the Mercato Board, and upon five days’ advance notice prior to the applicable termination date, until December 8, 2023 or a total of up to ten months after the original termination date, unless the closing of a Business Combination shall have occurred prior thereto. On February 7, 2023, the Sponsor deposited $675,000 into the Trust Account to extend the period Mercato has to complete a Business Combination to July 8, 2023.

Going Concern Considerations

As of December 31, 2022, Mercado had approximately $         in cash and working capital of approximately $        .

Mercato does not believe it will need to raise additional funds in order to meet the expenditures required for operating our business. However, if Mercato’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating the Business Combination is less than the actual amount necessary to do so, Mercato may have insufficient funds available to operate its business prior to a Business Combination.

Moreover, Mercato may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of the Public Shares upon consummation of a Business Combination, in which case Mercato may issue additional securities or incur debt in connection with such Business Combination.

In connection with Mercato’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution after July 8, 2023 (or an extended date pursuant to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation) raises substantial doubt about the ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should Mercato be required to liquidate after July 8, 2023 (or an extended date pursuant to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation). The financial statements do not include any adjustment that might be necessary if Mercato is unable to continue as a going concern. Management plans to complete a business combination prior to the mandatory liquidation date.

Risks and Uncertainties

Mercato’s management continues to evaluate the impact of the COVID-19 pandemic, the military conflict between Ukraine and Russia and related sanctions, and the failure of large financial institutions, such as SVB entering receivership, on the industry and has concluded that while it is reasonably possible that such geopolitical and macroeconomic developments, among others, could have a negative effect on Mercato’s financial position, results of its operations, and/or ability to consummate the Business Combination, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of Mercato’s financial condition and results of operations is based on Mercato’s financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Mercato to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in Mercato’s financial statements. On an ongoing basis, Mercato evaluates its estimates and judgments, including those related to fair value of financial instruments and accrued expenses. Mercato bases its estimates on historical experience, known trends and events and various other factors that Mercato believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Mercato has identified the following as our critical accounting policies:

Derivative Warrant Liabilities

Mercato does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Mercato evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The determination of the fair value of the warrant liabilities and other financial instruments is subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Mercato Class A Common Stock Subject to Possible Redemption

All of the 20,000,000 shares of Mercato Class A Common Stock sold as parts of the Mercato Units in the Mercato IPO contain a redemption feature. In accordance with the Accounting Standards Codification 480-10-S99-3A, “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of Mercato require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Mercato classified all of the shares of Mercato Class A Common Stock as redeemable. Immediately upon the closing of the Mercato IPO, Mercato recognized a one-time charge against additional paid-in capital (to the extent available) and accumulated deficit for the difference between the initial carrying value of the Mercato Class A Common Stock and the redemption value.

Effective with the closing of the Mercato IPO, Mercato recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Net Income (Loss) Per Share of Common Stock

Mercato complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income (loss) is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the periods, excluding common stock subject to forfeiture. Mercato considered the effect of Mercato Class B Common Stock that were excluded from the weighted average number of basic shares outstanding as they were contingent on the exercise of the over-allotment option by the underwriter to purchase up to an additional 3,000,000 Mercato Units at the Mercato IPO. As of December 31, 2022 and December 31, 2021, Mercato did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of Mercato’s. As a result, diluted income (loss) per share is the same as basic loss per share for the periods presented.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on Mercato’s financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2021, Mercato did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Mercato qualifies as an “emerging growth company” and under the JOBS Act is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. Mercato is electing to delay the adoption of new or revised accounting standards, and as a result, Mercato may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, Mercato may rely on other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, Mercato may not be required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. Unless the Business Combination is completed first, these exemptions will apply for a period of five years following the completion of the Mercato IPO or until Mercato is no longer an “emerging growth company,” whichever is earlier.

MANAGEMENT OF NEW NUVINI AFTER THE BUSINESS COMBINATION

References in this section to “we”, “our”, “us” and the “Company” generally refer to Nuvini and its consolidated subsidiaries, prior to the Business Combination, and New Nuvini and its consolidated subsidiaries after giving effect to the Business Combination.

Management and Board of Directors

Upon the Closing, the business and affairs of New Nuvini will be managed by or under the direction of the New Nuvini Board. New Nuvini is currently evaluating potential director nominees and executive officer appointments, but the following table sets forth the name, age and position of each of the expected directors and executive officers of New Nuvini upon the Closing as of                , 2023.

Name	Age	Position
Executive Officers
Pierre Schurmann	54	Chief Executive Officer and Chair of the Board of Directors
Luiz Busnello	42	Chief Operating Officer and Director
Scott Klossner	66	Chief Financial Officer and Director

Non-Employee Directors
Greg Warnock	63	Lead Independent Director

Executive Officers

Pierre Schurmann. Upon the Closing, Mr Schurmann will serve as Chairman of the Board and Chief Executive Officer of Nuvini. Mr. Schurmann co-founded Nuvini S.A. in October 2020. He will be responsible for the strategic vision as well as the management and growth of Nuvini. Mr Schurmann previously was founder and Managing Partner at Bossanova Investimentos, from 2011 to 2019, the first pre-seed investment firm in Brazil, and today, the eighth most active investment firm in the world. While at Bossanova, he led over 600 investments in B2B startups. He also led Bossanova’s anchoring of Brazil’s first Venture Debt (by SP Ventures) and well as the country’s first angel investment fund (with Domo Investments (Nasdaq: DOMO)). Prior to funding Bossanova, Mr. Schurmann was co-founder and CEO of Experience Club, Brazil’s largest membership only B2B networking club, from 2006 to 2010, where he was responsible for managing the company and sponsorship sales. Over 600 of Brazil’s top 1,000 companies are members of Experience Club as of December 2022. Prior to that Mr Schurmann was co-founder and CEO of Conectis Experience Marketing, Brazil’s first experience marketing agency. At Conectis, he was responsible for general management, sales and client relations. IBM (NYSE: IBM), BASF (OTCMKTS: BASFY), Citroen, SAP (NYSE: SAP) and another 140 large enterprises were Conectis client at the time Conectis was acquired in 2006. Prior to that Mr Schurmann was co-founder and VP of ideas at ideia.com, a Brazilian technology incubator backed by Warburg Pincus, from 2000 to 2003, where he was responsible for sourcing and analyzing the incubators investments. Prior to that Mr. Schurmann was Director of Business Development at StarMedia (KLSE: STAR), a Latin American Portal, from 1998 to 2000. He was responsible for M&A and Business Development for Latin America. Prior to that Mr Schurmann was co-founder and Director of Business development at Zeek!, from 2007 to 2008, where he was responsible for corporate development and partnerships. Zeek! was acquired by StarMedia (KLSE: STAR) in 2009.

Luiz Busnello. Upon the Closing, Mr. Busnello will serve as Chief Operating Officer, Interim Chief Financial Officer, and Director of Nuvini. Mr. Busnello co-founded Nuvini S.A. in October 2020. As Chief Operating Officer, he will be responsible for the implementation of the company’s business plan, budget and oversee the performance of invested companies. As Interim Chief Financial Officer, he will be responsible for the finance, accounting, and legal divisions. Mr. Busnello previously served as Chief Technology Officer of EXPI (NASDAQ: EXPI), a high-end platform of corporate knowledge and news in Brazil in 2021 where he was responsible for the platform architecture and overseeing the development of programming. Prior to that,

Mr. Busnello served as Co-Founder, Chief Financial Officer and Chief Operating Officer of Veek Tecnologia S/A, the first 100% digital telecom in Brazil, from 2016 to 2020. He also was one of the early investors in Bossa Nova and has invested in the last 10 years in more than 12 tech companies, being an advisor or board member to some of them. Mr. Busnello has more than 20 years of entrepreneurship and operational experience and has a bachelor’s degree in business administration from FAAP – Fundação Armando Álvares Penteado and an international executive specialization in Entrepreneurship & Innovation from Babson College.

Scott Klossner is our Chief Financial Officer and Secretary, managing the financial and accounting functions of the company. Mr. Klossner brings over 35 years of financial and operational experience to the team. His experience spans public offerings, private placements, Sarbanes-Oxley compliance, mergers and acquisitions, institutional negotiations, strategic growth and planning, productivity enhancement and team building. He previously served as chief financial officer of Kount Inc., an industry-leading digital fraud protection software-as-a-service company, which was recently acquired by Equifax Inc. (NYSE: EFX) in February 2021. Prior to Kount, Mr. Klossner served as chief financial officer for several fast-growth companies, including online retailer Backcountry.com, which was acquired in 2007 by Liberty Media Corporation (NASDAQ: LSXMB) for $120 million. During his tenure at Backcountry.com, the company’s revenue grew from $27 million in 2005 to over $325 million in 2012. Mr. Klossner received his B.S. in finance from the University of Utah and an MBA from the University of Southern California. We believe Mr. Klossner is well qualified to serve on our board due to his significant financial and operational experience.

Directors

Greg Warnock, Ph.D., has served as Mercato’s Chief Executive Officer and Chair of the Mercato Board since Mercato’s inception in February 2021. Dr. Warnock brings public company experience, private equity investment, fund management and operational experience as well as his association with Mercato, where he serves as co-founder and managing director. His operating experience spans technology, consumer and biotechnology businesses. Dr. Warnock has sourced 32 Traverse investments and 14 other investments through his Mercato Partners practice, including Skullcandy, Fusion-io, Inc., Cradlepoint, Inc. and Galileo, Inc., and currently serves on the board of Stance Inc., a privately held branded consumer goods company. Prior to Mercato, Dr. Warnock was a co-founder of vSpring Capital, a regional investment firm targeting both early and growth-stage companies. As lead managing director, he assembled the team, secured a Small Business Investment Company license, developed and documented the investment practice and oversaw the administration of the firm. He led the investment committee and participated in over 50 financings in 32 companies. Previously, as an individual investor, Dr. Warnock financed over 30 small businesses, was principal in more than 20 merger and acquisition transactions and launched and operated several businesses. Including a handful of other investment firms and practices, his investing experience has funded and benefited over 150 different companies. Dr. Warnock received a B.S. in Computer Science and a Master of Human Resource Management from the University of Utah. Dr. Warnock completed a Ph.D. in Entrepreneurship and Venture Finance at the University of Utah’s David Eccles School of Business. We believe Dr. Warnock is well qualified to serve on our board due to his significant investment experience.

Board Composition

New Nuvini’s business affairs will be managed under the direction of our board of directors. New Nuvini’s board of directors will consist of seven members.

Our board of directors will have one class of directors, with each director serving a term the directors think fit.

Director Independence

Upon the Closing, New Nuvini anticipates that the size of New Nuvini’s board of directors will be seven directors,                of whom will qualify as independent within the meaning of the independent director

guidelines of Nasdaq. New Nuvini anticipates that                ,                and                 will be “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Following the Closing, Pierre Schurmann and Luiz Busnello will control a majority of the voting power of New Nuvini’s outstanding capital stock. As a result, New Nuvini will be a “controlled company” under Nasdaq rules. As a controlled company, New Nuvini will be exempt from certain Nasdaq corporate governance requirements, including those that would otherwise require New Nuvini’s board of directors to have a majority of independent directors and require that New Nuvini either establish compensation and nominating and corporate governance committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of New Nuvini’s executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Following the Closing, New Nuvini intends to rely on this exemption. As a result, New Nuvini may not have a majority of independent directors on its board of directors. In addition, New Nuvini may not establish a compensation committee or a nominating and governance committee, and to the extent such committees are established, they may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

In addition, New Nuvini’s corporate governance guidelines (“Corporate Governance Guidelines”) will provide that when the position of chair of the board of directors (the “Chair”) is not held by an independent director, a lead independent director may be designated by the board of directors (the “Lead Independent Director”). Because Pierre Schurmann will serve as the Chair following the Closing and will not be considered independent under Nasdaq rules, the board of directors will designate Greg Warnock as the Lead Independent Director. The Lead Independent Director’s duties will include presiding at executive sessions of independent directors and serving as a liaison between the Chair and the independent directors of the board of directors.

Committees of the Board of Directors

Upon the Closing, New Nuvini’s board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, and New Nuvini’s board of directors will approve the charter of each committee to have the responsibilities described below. Because New Nuvini will be a “controlled company” under Nasdaq rules following the Closing, it will not be required to establish or maintain a compensation committee. Although New Nuvini will not be required to do so, New Nuvini intends to establish its compensation committee following the Closing. Members will serve on each committee until their resignation or until otherwise determined by New Nuvini’s board of directors. Each committee will operate under a charter approved by New Nuvini’s board of directors. Following the Closing, copies of each charter will be posted on the Corporate Governance section of Nuvini’s website at https://www.nuvini.co/. Nuvini’s website and the information contained on, or that can be accessed through, Nuvini’s website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement. New Nuvini intends to comply with future Nasdaq requirements to the extent that they’re applicable to New Nuvini.

Audit Committee

Upon the Closing, the initial members of the audit committee will be                ,                and                 , with                serving as the chair of the audit committee. Under Nasdaq’s listing standards and applicable SEC rules, New Nuvini will be required to have at least three members of the audit committee, all of whom must be independent. Each of                ,                and                 meet the independent director standard under Nasdaq’s listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is expected to be financially literate and the board of directors is expected to determine that                  qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The audit committee charter will detail the principal functions of the audit committee, including:

•

assisting board oversight of (1) the integrity of New Nuvini’s financial statements, (2) New Nuvini’s compliance with legal and regulatory requirements, (3) the independent registered public accounting firm’s qualifications and independence and (4) the performance of New Nuvini’s internal audit function and the independent registered public accounting firm;

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by New Nuvini;

•

pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by New Nuvini, and establishing pre-approval policies and procedures;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•

meeting to review and discuss New Nuvini’s annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent registered public accounting firm, and New Nuvini’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Upon the Closing, the initial members of the compensation committee will be                ,                 ,                  and                 , with                serving as the chair of the compensation committee. Because New Nuvini will be a “controlled company” following the Closing within the meaning of Nasdaq’s corporate governance standards, New Nuvini’s compensation committee will not be required to be comprised solely of independent directors.

The compensation committee charter will detail the principal functions of the compensation committee, including:

•

reviewing, approving and determining, or making recommendations to New Nuvini’s board of directors regarding, the compensation of New Nuvini’s executive officers, including the Chief Executive Officer;

•	reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with New Nuvini’s proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for New Nuvini’s officers and employees;

•	if required, producing a report on executive compensation to be included in New Nuvini’s annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

Upon the closing, the initial members of the nomination and governance committee will be                ,                 ,                 and                 , with                serving as the chair of the nomination and corporate governance committee. Because New Nuvini will be a “controlled company” following the Closing within the meaning of Nasdaq’s corporate governance standards, New Nuvini will not be required to have independent director oversight of director nominations or a nominating and corporate governance committee and comprised solely of independent directors.

The nominating and corporate governance committee charter will detail the principal functions of the nominating and corporate governance committee, including:

•

identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•	developing and recommending to the board of directors and overseeing implementation of our Corporate Governance Guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis New Nuvini’s overall corporate governance and recommending improvements as and when necessary.

Foreign Private Issuer and Controlled Company Exemptions

Upon the Closing, New Nuvini will be considered a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. New Nuvini intends to take all necessary measures to comply with the requirements of a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules of which were adopted by the SEC and Nasdaq as listing standards and requirements. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Certain corporate governance practices in the Cayman Islands, which is New Nuvini’s home country, may differ significantly from Nasdaq corporate governance listing standards.

In addition, immediately following the Closing, Pierre Schurmann and Luiz Busnello will beneficially own a majority of New Nuvini’s Ordinary Shares, representing approximately        % of the total voting power over New Nuvini’s outstanding share capital (under the assumptions laid out in “Unaudited Pro Forma Condensed Combined Financial Information”). As a result, New Nuvini will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

As a result of its status as a “foreign private issuer” and a “controlled company,” among other things, New Nuvini is not required to have:

•	a majority of the board of directors consist of independent directors;

•	a compensation committee consisting of independent directors;

•	a nominating committee consisting of independent directors; or

•	regularly scheduled executive sessions with only independent directors each year.

Accordingly, New Nuvini’s shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. In addition, New Nuvini is an “emerging growth company” as defined in the JOBS Act and has elected to comply with certain reduced public company reporting requirements. For further details, see “Risk Factors—Risks Related to the Business Combination—New Nuvini is an “emerging growth company” and you cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make New Nuvini Ordinary Shares less attractive to investors.”

Limitation on Liability and Indemnification Matters

The New Nuvini Articles will contain provisions providing that, to the maximum extent permitted by law, every current and former director and officer of New Nuvini (excluding its auditors) (each an “Indemnified Person”), shall be entitled to be indemnified out of the assets of New Nuvini against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses (each a “Liability”), which such Indemnified Person may incur in that capacity unless such Liability arose as a result of the actual fraud or willful default of such person.

Code of Ethics

New Nuvini intends to adopt a code of business conduct and ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. New Nuvini’s code of business conduct and ethics will be available on its website. New Nuvini intends to disclose any amendment to the code, or any waivers of its requirements, on its website to the extent required under applicable law, rules, regulations or stock exchange requirements.

Post-Combination Company Director and Executive Compensation

Determinations with respect to director and executive compensation after the Closing have not yet been made.

Equity Incentive Plan

In connection with the consummation of Business Combination, New Nuvini intends to implement an equity incentive plan in which eligible participants may include members of New Nuvini management, New Nuvini employees, certain members of the New Nuvini Board and consultants of New Nuvini and its subsidiaries. Beneficiaries under the equity incentive plan will be granted equity awards pursuant to the terms and conditions of the equity incentive plan and any applicable award agreement. The final eligibility of any beneficiary to participate in, and the terms and conditions of, the applicable equity awards will be determined by the New Nuvini Board. Pursuant to the Business Combination Agreement, the equity incentive plan shall initially reserve a number of New Nuvini Ordinary Shares not exceeding five percent (5%) of the total number of New Nuvini Ordinary Shares that are outstanding (on a fully diluted basis), as of prior to the Closing.

NUVINI EXECUTIVE COMPENSATION

For the purposes of this section “Nuvini” refers to the businesses of Nuvini S.A. and the Nuvini Acquired Companies prior to the Business Combination. This section should be read in conjunction with Nuvini’s financial statements and related notes appearing elsewhere in this proxy statement, along with the section entitled “Certain Relationships and Related Party Transactions.” Compensation information included in the following section is presented in Brazilian reais.

Under Cayman Islands law, Nuvini is not required to disclose compensation paid to our senior management on an individual basis and Nuvini has not otherwise publicly disclosed this information elsewhere. The compensation of Nuvini’s executive officers has mainly consisted of salary, equity-based incentive awards and other compensation, as applicable. They also receive benefits in line with market practice in Brazil.

For the fiscal years ended December 31, 2022 and 2021, the aggregate compensation expense for Nuvini’s executive officers and the executive officers of our subsidiaries for services in all capacities was R$                and R$10.8 million, respectively, which includes both benefits paid in kind and compensation, including share-based compensation. See Note 4 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus. For the fiscal years ended December 31, 2022 and 2021, Nuvini did not pay any compensation to the members of the board of directors of New Nuvini. In connection with the Business Combination, New Nuvini expects to implement a director compensation program for certain non-employee directors. The program is expected to consist of both cash and equity-based incentive compensation.

Employment Agreements

Nuvini has entered into employment agreements with its executive officers. The employment agreements provide for the compensation that Nuvini’s executive officers are entitled to receive.

Stock Option Plan

On November 27, 2020, the Stock Option Plan was approved, and amended by Nuvini on June 30, 2021. Under the Stock Option Plan, individuals selected by Nuvini’s board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of share options issued by Nuvini, that have slightly different characteristics for each of the Selected Employees, such as the amount the amount of shares granted and the price of the exercise, for example. As of the date of this proxy statement/prospectus, Nuvini has granted 19,797,627 share options as incentive compensation to Selected Employees. In summary, through the analysis of the Stock Option Plan:

i. The options granted can only be exercised after the first anniversary of the execution date of the adhesion agreement (12 months), at which time 1/3 of the options granted can be exercised. Thereafter, 1/24 of the total options may be exercised in each of the following months, until reaching 100% of the options;

ii. Each adhesion term may foresee that, in the occurrence of a Liquidity Event (i) initial public offering of Nuvini or (ii) sale of 100% of Nuvini, 50% of the total number of options not yet exercised and granted through the term, will become exercisable; and

ii. The shares acquired as a result of the exercise of options must remain inalienable and non-transferable for a period that varies between 1 month or another different period as defined by the board of directors, as of the exercise of the option.

The options will be extinguished by right, regardless of prior notice or indemnity, in the following cases: full exercise of the option; expiration of the exercise term; dismissal of the beneficiary, at the company’s initiative, for cause; dismissal of the beneficiary by initiative of the company, without cause (in the event the dismissal occurs after the initial vesting period has elapsed, the beneficiary shall be entitled to a pro-rata amount of the options not vested, based on the portion of the total vesting period during which he/she remained bound to the company, or until his/her dismissal); termination of the beneficiary by his/her own initiative (if the termination occurs after the end of the initial vesting period, the beneficiary will be entitled to a pro rata amount of the options not vested, based on the portion of the total vesting period during which he remained bound to the company, or until his dismissal).

In the scenario of corporate reorganization operations, such as transformation, incorporation, merger and spin-off, Nuvini’s board of directors and the companies involved may, at their discretion, determine, without prejudice to other measures they decide to take on an equitable basis: (i) replacement of Nuvini’s shares with shares of the successor company; (ii) anticipation of the acquisition of the right to exercise the stock option, ensuring the inclusion of the corresponding shares in the operation; and/or (iii) payment in cash to which the beneficiary would be entitled under the terms of the Plan.

DESCRIPTION OF NEW NUVINI SECURITIES

This section of the proxy statement/prospectus includes a description of the material terms the New Nuvini Ordinary Shares following the Business Combination and a summary of specified provisions of the New Nuvini Articles. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the New Nuvini Articles, which are included as Annex to this registration statement. We urge you to read the full text of the New Nuvini Articles.

Overview

The New Nuvini Ordinary Shares will be held through DTC, and DTC or Cede & Co., as nominee for DTC, recorded in the register of members as the holder of our New Nuvini Ordinary Shares.

New Nuvini is as an exempted company incorporated with limited liability in the Cayman Islands, and duly registered with the Cayman Islands Registrar of Companies, on November 16, 2022. Its corporate purposes are unrestricted, and its affairs are governed by the New Nuvini Articles, the Cayman Companies Law and the common law of the Cayman Islands. ’New Nuvini intends to apply to list the New Nuvini Ordinary Shares and New Nuvini Warrants under the Exchange Act and on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, upon the closing of the Business Combination.

As of the date of this proxy statement/prospectus, the New Nuvini Ordinary Shares represent a single class of 500,000,000 authorized ordinary shares with a par value of $0.00001 per share, which have identical rights in all respects and rank equally with one another. New Nuvini may not issue New Nuvini Ordinary Shares in bearer form, as defined by Cayman Companies Law. New Nuvini shareholders who are non-residents of the Cayman Islands may freely hold and, subject to applicable law and corporate governance policy, may transfer their New Nuvini Ordinary Shares.

Register of Members

Under the Cayman Companies Law, New Nuvini must keep a register of members (i.e., its shareholders) that includes:

•

the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, the number and category of shares held by each member, whether each relevant category of shares held by a member carries voting rights under the New Nuvini Articles, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against its name in the register of members. Upon the Closing, the register of members will be immediately updated to record and give effect to the issue of shares by New Nuvini. Once the register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the Register of Members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of New Nuvini, the person or shareholder aggrieved (or any shareholder of New Nuvini or New

Nuvini itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of the New Nuvini Ordinary Shares, then the validity of such New Nuvini Ordinary Shares may be subject to re-examination by a Cayman Islands court.

Dividends

The holders of New Nuvini Ordinary Shares are entitled to such interim or final dividends as may be declared by the New Nuvini Board subject to the New Nuvini Articles and the Cayman Companies Law. Dividends may only be declared and paid out of funds lawfully available to New Nuvini. No dividend or distribution shall be paid except out of the realized or unrealized profits of New Nuvini, or out of the share premium account, or as otherwise permitted by the Cayman Companies Law.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each New Nuvini Ordinary Share is entitled to one vote. Voting at any meeting of shareholders may be by poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the New Nuvini Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the New Nuvini Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for certain important matters such as a change of name or making changes to the New Nuvini Articles.

Transfer of New Nuvini Ordinary Shares

Subject to the restrictions in the New Nuvini Articles as set out below, any of New Nuvini’s shareholders may transfer all or any of his or her New Nuvini Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the New Nuvini Board or prescribed by Nasdaq.

The New Nuvini Board may, in its absolute discretion, decline to register any transfer of any New Nuvini Ordinary Share and are not obliged to give any reason for such refusal. The New Nuvini Board may also decline to register any transfer of any New Nuvini Ordinary Share unless:

•	in respect of a New Nuvini Ordinary Share which is fully paid;

•	in respect of a New Nuvini Ordinary Share on which New Nuvini has no lien;

•	in respect of only one class of New Nuvini Ordinary Shares;

•	in favour of a single transferee or not more than four joint transferees;

•	duly stamped (if required); and

•

delivered for registration to the Registered Office or such other place as the New Nuvini Board may decide, accompanied by the certificate (if any) for the New Nuvini Ordinary Shares to which it relates and any other evidence as the New Nuvini Board may reasonably require to prove the title to such New Nuvini Ordinary Share of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his or her behalf, the authority of such person to do so, provided that the New Nuvini Board shall not refuse to register any transfer of any certificated New Nuvini Ordinary Shares listed on Nasdaq on the ground that they are partly paid in circumstances where such refusal would prevent dealings in such New Nuvini Ordinary Shares from taking place on an open and proper basis.

If the New Nuvini Board refuses to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of New Nuvini Ordinary Shares), if the assets available for distribution amongst New Nuvini’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst New Nuvini’s shareholders in proportion to the par value of the New Nuvini Ordinary Shares held by them at the commencement of the winding up, subject to a deduction from those New Nuvini Ordinary Shares in respect of which there are monies due, of all monies payable to New Nuvini for unpaid calls or otherwise. If New Nuvini’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by New Nuvini’s shareholders in proportion to the par value of the New Nuvini Ordinary Shares held by them. Any distribution of assets or capital to a holder of New Nuvini Ordinary Shares will be the same in any liquidation event.

Redemption, Repurchase and Surrender of New Nuvini Ordinary Shares

Subject to the provisions of the Cayman Companies Law, the New Nuvini Articles, any exchange rules, and to any rights conferred on the shareholders, New Nuvini may redeem or repurchase any of the New Nuvini Ordinary Shares provided that the manner and terms of such purchase have been approved by the New Nuvini Board or are otherwise authorized by the New Nuvini Articles. Under the Cayman Companies Law, the redemption or repurchase of any share may be paid out of New Nuvini’s profits or out of the proceeds of a fresh issue of New Nuvini Ordinary Shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if New Nuvini can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no New Nuvini Ordinary Shares outstanding or (c) if New Nuvini has commenced liquidation. In addition, New Nuvini Ordinary Shares may be surrendered in accordance with the relevant provisions of the Cayman Companies Law.

Variations of Rights of Shares

If at any time New Nuvini’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not New Nuvini is being wound-up, may be varied (a) with the consent in writing of a two-thirds majority of the holders of the issued shares of that class or series; or (b) with the sanction of a resolution passed at a separate meeting of the holders of the issued shares of that class by a two-thirds majority of the holders of the issued shares of that class present and voting at such meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by (a) the creation or issue of further shares ranking pari passu with such existing class of shares or (b) the repurchase, redemption or surrender of any shares.

Record Dates

In lieu of, or apart from, closing the Register of Members, the New Nuvini Board may fix in advance or arrear a date as the record date for any such determination of members entitled to notice of or to vote at a meeting of the members, and for the purpose of determining the members entitled to receive payment of any dividend or distribution, or in order to make a determination of members for any other purpose.

General Meetings of Shareholders

The New Nuvini Board may determine that the shareholders entitled to receive notice of a general meeting are those persons entered on the register of members of New Nuvini at the close of business on a day determined by the New Nuvini Board. Unless the New Nuvini Board decides otherwise, no shareholder shall be entitled to be present or vote at any general meeting either personally or by proxy until such shareholder has paid all calls due and payable on every share in the capital of New Nuvini held by them whether alone or jointly with any other person together with interest and expenses (if any) to New Nuvini. ’As a Cayman Islands exempted company, New Nuvini is not obliged by the Cayman Companies Law to hold annual general meetings; however, the New Nuvini Articles provide that in each year New Nuvini shall hold an annual general meeting of shareholders, at a time determined by the New Nuvini Board (but the period between such annual general meeting shall not exceed 15 months).

Also, New Nuvini may, but is not required to (unless required by the laws of the Cayman Islands), hold other general meetings during the year. General meetings of shareholders will be held where the directors so decide. To the extent permitted by law, general meetings may also be held virtually.

The Cayman Companies Law provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of the New Nuvini Articles. However, these rights may be provided in the New Nuvini Articles. The New Nuvini Articles provides that upon the requisition of one or more shareholders representing not less than fifteen percent of the votes attaching to the issued and outstanding shares in the capital of New Nuvini entitled to vote at general meetings, the New Nuvini Board will convene a general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles provide no other right to put any proposals before annual general meetings or any general meetings not called by shareholders.

Subject to regulatory requirements, the annual general meeting and any general meetings must be called by not less than fourteen clear days’ notice prior to the relevant shareholders meeting and convened by a notice, as discussed below. Alternatively, upon the prior consent of the holders of 90% in par value of the issued and outstanding shares in the capital of New Nuvini entitled to attend and vote at a general meeting, that meeting may be convened by a shorter notice.

A quorum required for a meeting of shareholders consists of one or more shareholders holding in aggregate voting shares of New Nuvini carrying the right to cast a majority of the votes attributable to all shares of New Nuvini then in issue present in person or by proxy and entitled to vote on the business to be transacted.

If the New Nuvini Board has elected one of their number as chairman of their meetings that person shall preside as chairman at every general meeting. If there is no such chairman, or if the elected chairman is not present within fifteen minutes after the time appointed for the holding of the meeting, or is unable or unwilling to act, the members of the New Nuvini Board present shall elect one of their number to be chairman of the meeting. If no member of the New Nuvini Board is willing to act as chairman or if no member of the New Nuvini Board is present within fifteen minutes after the time appointed for holding the meeting, the shareholders present shall choose one of their number to be chairman of the meeting. The chairman shall take such action or give directions for such action to be taken as he or she thinks fit to promote the orderly conduct of the business of the meeting. The chairman’s decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his or her determination as to whether any point or matter is of such a nature, it being noted however that if there is an equality of votes of the shareholders on a poll, the chairman is not entitled to a second or casting vote in addition to any other vote they may have or be entitled to exercise.

New Nuvini Board

The number of members of the New Nuvini Board shall be not more than seven.

At Closing, the New Nuvini Board will be comprised of Pierre Schurmann, Luiz Busnello, Scott Klossner, Greg Warnock,                ,                and                 .

Except for members of the New Nuvini Board appointed by Heru (as defined in the new Nuvini Articles), who may be removed by them at any time at their discretion, before the expiration of his or her term of office, a member of the New Nuvini Board may only be removed if:

(i) he or she resigns by notice in writing delivered to the New Nuvini Board or to the Registered Office or tendered at a meeting of the New Nuvini Board; (ii) he or she dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) he or she is removed from office pursuant to the New Nuvini Articles or the Cayman Companies Law or becomes prohibited by law from being a member of the New Nuvini Board; (iv) an order is made by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his or her detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his or her property or affairs or he or she is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health and the other members of the New Nuvini Board resolve that his or her office be vacated; (v) he or she is not present personally or by proxy or represented by an alternate director at meetings of the New Nuini Board for a continuous period of 6 months without special leave of absence from the New Nuvini Board, and the New Nuvini Board passes a resolution that he or she has by reason of such absence vacated office, (vi) he or she only held office as a dfor a fixed term and such term expires, or (vii) in the case of a member of the New Nuvini Board who holds executive office, his or her appointment to such office is terminated or expires and the New Nuvini Board resolves that his or her office be vacated.

Inspection of Books and Records

The New Nuvini Board shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of New Nuvini or any of them will be open to the inspection of the shareholders (not being members of the New Nuvini Board). No shareholder (not being a member of the New Nuvini Board) shall have any right of inspecting any account or book or document of New Nuvini except as conferred by the Cayman Companies Law by order of the court or authorised by the members of the New Nuvini Board or by ordinary resolution.

Issuance of Additional Shares

Subject to the subject to the Cayman Companies Law, the New Nuvini Articles, any exchange rules, any resolution that may be passed by New Nuvini in general meeting and any rights attached to any shares or class of shares of New Nuvini, the New Nuvini Articles authorize the New Nuvini Board to issue additional New Nuvini Ordinary Shares from time to time as the New Nuvini Board shall determine, to the extent of available authorized but unissued New Nuvini Ordinary Shares.

The New Nuvini Articles also authorize the New Nuvini Board to establish from time to time one or more series of shares with certain rights (including preferences) and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The New Nuvini Board may issue preference shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of New Nuvini Ordinary Shares.

New Nuvini Warrants

Upon the Closing, each Mercato Warrant outstanding and unexercised immediately prior to the Merger Effective Time will cease to represent a right to acquire Mercato Common Stock and will convert into a New Nuvini Warrant that entitles the holder to purchase one New Nuvini Ordinary Share at a price of $11.50, as if New Nuvini assumed the Mercato Warrant Agreement and such Mercato Warrants were issued in respect of New Nuvini.

Redeemable Warrants

Each whole warrant will entitle the registered holder to purchase one New Nuvini Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after Closing. Pursuant to the Mercato Warrant Agreement as assumed by New Nuvini, a warrant holder will only be able to exercise its warrants for a whole number of New Nuvini Ordinary Shares. This means only a whole warrant may be exercised at a given time by a warrant holder. If a holder of warrants would be entitled to receive a fractional warrant, it will be rounded down to the nearest whole number of warrants to be issued to such holder. In addition, only whole warrants will trade. The warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or the liquidation of New Nuvini.

New Nuvini will not be obligated to deliver any New Nuvini Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Nuvini underlying the warrants is then effective and a prospectus relating thereto is current, subject to New Nuvini satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and New Nuvini will not be obligated to issue a New Nuvini Ordinary Share upon exercise of a warrant unless the shares of New Nuvini issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrant. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will New Nuvini be required to net cash settle any warrant.

Upon assumption of the Mercato Warrant, New Nuvini will have agreed that as soon as practicable, but in no event later than 15 business days after Closing, it will use its commercially reasonable efforts to file with the Securities Exchange Commission (the “SEC”) and, within 60 business days after such closing, have an effective registration statement covering the sale, under the Securities Act, of the New Nuvini Ordinary Shares issuable upon exercise of the warrants, and to maintain the effectiveness of such registration statement and a current prospectus relating to those New Nuvini Ordinary Shares until the warrants expire or are redeemed. Notwithstanding the above, if the New Nuvini Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Nuvini may, at its option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Nuvini so elects, New Nuvini will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the New Nuvini Ordinary Shares issuable upon exercise of the warrants is not effective by the 60th business day after the Closing, holders of warrants will have the right, until such time as there is an effective registration statement covering the issuance of the New Nuvini Ordinary Shares issuable upon exercise of the warrants, and during any period when New Nuvini will have failed to maintain an effective registration statement, to exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Redemption of warrants for cash when the price per New Nuvini Ordinary Share equals or exceeds $18.00 per share.

Once the warrants become exercisable, New Nuvini may redeem the outstanding warrants (other than the Private Placement Warrants and the working capital warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•

if, and only if, the last reported sale price of the New Nuvini Ordinary Shares for any 20 trading days within a 30-trading day period ending three trading days before New Nuvini sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like)

New Nuvini will not redeem the warrants as described above unless a registration statement under the Securities Act covering the sale of the New Nuvini Ordinary Shares issuable upon exercise of the warrants is effective and a current prospectus relating to those New Nuvini Ordinary Shares is available throughout the 30-day redemption period or New Nuvini requires the warrants to be exercised on a cashless basis as described below. If and when the warrants become redeemable by New Nuvini, New Nuvini may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, New Nuvini may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants.

The last of the redemption criterion discussed above has been established to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Nuvini issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New Nuvini Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If New Nuvini calls the warrants for redemption as described above, it will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” New Nuvini will consider, among other factors, its cash position, the number of warrants that are outstanding and the dilutive effect on the shareholder of New Nuvini of issuing the maximum number of New Nuvini Ordinary Shares issuable upon the exercise of such warrants. In such event, each holder would pay the exercise price by surrendering the warrants being exercised for that number of New Nuvini Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of New Nuvini Shares underlying the warrants being exercised, multiplied by the excess of the “fair market value” of the New Nuvini Ordinary Shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the volume-weighted average price of the New Nuvini Ordinary Shares for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If New Nuvini takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of New Nuvini Ordinary Shares to be received upon exercise of the warrants, including the definition of “fair market value” in such case. New Nuvini will provide the warrant holders with the final fair market value no later than one business day after this ten-trading day period ends. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If New Nuvini calls the warrants for redemption and does not take advantage of this option, the Sponsor would still be entitled to exercise the Private Placement Warrants for cash or on a cashless basis using the formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

Redemption of warrants when the price per New Nuvini Ordinary Share equals or exceeds $10.00 per share.

Once the warrants become exercisable, New Nuvini may redeem the outstanding warrants (including both Public Warrants and Private Placement Warrants):

•	in whole or in part;

•	at a price of $0.10 per warrant;

•

upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of New Nuvini Ordinary Shares determined by reference to the table below, based on the redemption date and the “fair market value” of the New Nuvini Ordinary Shares (as defined below) except as otherwise described below;

•	if, and only if, the reference value equals or exceeds $10.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and

•	if, and only if, the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of New Nuvini Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by New Nuvini pursuant to this redemption feature, based on the “fair market value” of the New Nuvini Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume-weighted average price of the New Nuvini Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. New Nuvini will provide the warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fourth paragraph under the heading “Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

		Fair market value of New Nuvini Ordinary Shares
1)	Redemption date (period to expiration of warrants)	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00

2)	60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
3)	57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
4)	54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
5)	51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
6)	48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
7)	45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
8)	42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
9)	39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
10)	36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
11)	33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
12)	30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
13)	27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
14)	24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
15)	21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
16)	18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
17)	15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
18)	12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
19)	9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
20)	6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
21)	3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
22)	0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of New Nuvini Ordinary Shares to be issued for each warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume-weighted average price of a New Nuvini Ordinary Share as reported during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, New Nuvini may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.277 New Nuvini Ordinary Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of the New Nuvini Ordinary Shares as reported during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, New Nuvini may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.298 New Nuvini Ordinary Shares for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 New Nuvini Ordinary Shares per whole warrant. Finally, as reflected in the table above, New Nuvini can redeem the warrants for no consideration in the event that the warrants are “out of the money” (i.e. the trading price of New Nuvini Ordinary Shares is below the exercise price of the warrants) and about to expire.

This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the New Nuvini Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of the New Nuvini Ordinary Shares is below the exercise price of the warrants. This redemption feature is established to provide New Nuvini with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “Redemption of warrants for cash when the price per New Nuvini Ordinary Share equals or exceeds $18.00 per share”.

As stated above, New Nuvini can redeem the warrants when the New Nuvini Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to its capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If New Nuvini chooses to redeem the warrants when the New Nuvini Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer New Nuvini Ordinary Shares than they would have received if they had chosen to wait to exercise their warrants for New Nuvini Ordinary Shares if and when such shares were trading at a price higher than the exercise price of $11.50. No fractional shares will be issued upon exercise of a warrant in connection with a redemption. If, upon such exercise, a holder would be entitled to receive a fractional interest in a share, New Nuvini will round down to the nearest whole number of New Nuvini Ordinary Shares to be issued to the holder. Any redemption of the warrants for New Nuvini Ordinary Shares will apply to both the Public Warrants and the Private Placement Warrants.

Holder Restriction on Warrant Exercise.

A holder of a warrant may notify new Nuvini in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the New Nuvini Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.

If the number of issued and outstanding New Nuvini Ordinary Shares is increased by a share dividend payable in New Nuvini Ordinary Shares, or by a share split or other similar event, then, on the effective date of such share dividend, share split or similar event, the number of shares of New Nuvini Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding New Nuvini Ordinary Shares. A rights offering to holders of New Nuvini Ordinary Shares entitling holders to purchase New Nuvini Ordinary Shares at a price less than the fair market value will be deemed to be a share dividend of a number of New Nuvini Ordinary Shares equal to the product of (1) the number of New Nuvini Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Nuvini Ordinary Shares) multiplied by (2) one minus the quotient of (x) the price per New Nuvini Ordinary Shares paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for New Nuvini Ordinary Shares, in determining the price payable for New Nuvini Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of New Nuvini Ordinary Shares as reported during the ten trading day period ending on the trading day prior to the first date on which New Nuvini Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New Nuvini, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all holders of New Nuvini Ordinary Shares on account of such New Nuvini Ordinary Shares (or other shares in the capital of New Nuvini into which the warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each New Nuvini Ordinary Share in respect of such event.

If the number of outstanding shares of New Nuvini Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of New Nuvini Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of New Nuvini Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding New Nuvini Ordinary Shares.

Whenever the number of New Nuvini Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of New Nuvini Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of New Nuvini Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued outstanding New Nuvini Ordinary Shares (other than those described above or that solely affects the par value of such New Nuvini Ordinary Shares), or in the case of any merger or consolidation of new Nuvini with or into another entity (other than a consolidation or merger in which New Nuvini is the continuing entity and that does not result in any reclassification or reorganization of the New Nuvini Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Nuvini as an entirety or substantially as an entirety in connection with which New Nuvini is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the New Nuvini Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Class A common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the New Nuvini Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the New Nuvini Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of New Nuvini Ordinary Shares in such a transaction is payable in the form of common shares or stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the New Nuvini Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the New Nuvini Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as Warrant Agent, and Mercato. The New Nuvini Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity, mistake (including to conform the New Nuvini Warrant Agreement to the description thereof herein) or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. The terms of the private placement warrants may not be amended without the consent of holders of at least 50% of the private placement warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New Nuvini, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of New Nuvini Ordinary Shares or any voting rights until they exercise their warrants and receive New Nuvini Ordinary Shares. After the issuance of shares of New Nuvini Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

The terms of the warrants will allow for the deduction and withholding of any taxes that are required to be deducted or withheld from any payments, deemed distributions, or deliveries of value in connection with the warrants (as determined by any applicable withholding agent). In the event that we are required to remit any amounts to a taxing authority on account of taxes required to be deducted or withheld in respect of any warrants, we will be entitled to offset any such amounts against any amounts or value payable to the applicable holder

Exempted Company

New Nuvini is an exempted company with limited liability under the Cayman Companies Law. The Cayman Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company currently may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder in its capacity as such is limited to the amount unpaid by the shareholder on the New Nuvini Ordinary Shares it holds (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Takeover

The Cayman Islands does not have specific anti-takeover legislation, and the New Nuvini Articles do not provide restrictions on takeovers of New Nuvini by a related shareholder.

Protection of Non-Controlling Shareholders—Cayman Islands

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the New Nuvini Ordinary Shares in issue, appoint an inspector to examine New Nuvini’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Cayman Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to New Nuvini, general corporate claims against New Nuvini by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the New Nuvini Articles.

The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands, which permit a minority shareholder to commence a representative action against New Nuvini, or derivative actions in New Nuvini’s name, to challenge: (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control New Nuvini; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Enforcement of Civil Liabilities—Cayman Islands

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

New Nuvini’s Cayman Islands legal counsel have advised that the courts of the Cayman Islands are unlikely: (i) to recognize or enforce against New Nuvini judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against New Nuvini predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and not be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering—Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (as amended) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (as amended) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection Law—Cayman Islands

New Nuvini has certain duties under the Data Protection Act (as amended) of the Cayman Islands (the “Cayman Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts New Nuvini’s shareholders on notice that through investment in New Nuvini the shareholder will provide New Nuvini with certain personal information which constitutes personal data within the meaning of the Cayman Data Protection Act (“personal data”).

Investor Data

New Nuvini will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. New Nuvini will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct its activities on an ongoing basis or to comply with legal and regulatory obligations to which it is subject. It will only transfer personal data in accordance with the requirements of the Cayman Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In New Nuvini’s use of this personal data, it will be characterized as a “data controller” for the purposes of the Cayman Data Protection Act, while its affiliates and service providers who may receive this personal data from New Nuvini in the conduct of our activities may either act as its “data processors” for the purposes of the Cayman Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

New Nuvini may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Whom this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides New Nuvini with personal data on individuals connected to you for any reason in relation your investment in New Nuvini, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How New Nuvini May Use a Shareholder’s Personal Data

New Nuvini, as a data controller, may collect, store and use personal data for lawful purposes, including, in particular: (1) where this is necessary for the performance of its rights and obligations under any agreements; (2) where this is necessary for compliance with a legal and regulatory obligation to which it is or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (3) where this is necessary for the purposes of New Nuvini’s legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should New Nuvini wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), it will contact you.

Why New Nuvini May Transfer Your Personal Data

In certain circumstances New Nuvini may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

New Nuvini anticipates disclosing personal data to persons who provide services to them and their respective affiliates (which may include certain entities located outside the U.S., the Cayman Islands or the European Economic Area), who will process your personal data on its behalf.

The Data Protection Measures New Nuvini Takes

Any transfer of personal data by New Nuvini or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Cayman Data Protection Act.

New Nuvini and its duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

New Nuvini shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

COMPARISON OF SECURITYHOLDER RIGHTS

This section describes the material differences between the rights of Mercato stockholders before the consummation of the Business Combination, and the rights of holders of New Nuvini Ordinary Shares after the Business Combination. These differences in shareholder rights result from the differences between Delaware and Cayman Companies Law and the respective governing documents of Mercato and New Nuvini.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. Mercato stockholders are urged to carefully read the relevant provisions of Delaware law, the Cayman Companies Law, the Mercato Certificate of Incorporation and the form of the New Nuvini Articles that will be in effect as of consummation of the Business Combination. References in this section to the New Nuvini Articles are references thereto as they will be in effect upon consummation of the Business Combination. However, the New Nuvini Articles may be amended at any time prior to consummation of the Business Combination by mutual agreement of Mercato and Nuvini or after the consummation of the Business Combination by amendment in accordance with their terms. If the New Nuvini Articles are amended, the below summary may cease to accurately reflect them as so amended.

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders
Authorized Capital

Mercato Certificate of Incorporation authorizes the issuance of up to 111,000,000 shares of common stock, including (i) 100,000,000 shares of Mercato Class A Common Stock, par value $0.0001 per share, (ii) 10,000,000 shares of Mercato Class B Common Stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Each share of preferred stock and Mercato Class B Common Stock will convert into one share of Mercato Class A Common Stock upon the consummation of the Business Combination.

New Nuvini will be authorized to issue 500,000,000 New Nuvini Ordinary Shares with a par value of $0.00001 per share.

Voting Rights

The Mercato Certificate of Incorporation provides that prior to the completion of the Business Combination, only holders of Mercato Class B Common Stock, voting together as a single class, have the right to vote on the election of directors. Holders of Mercato Class A Common Stock are not entitled to vote on the election of directors during such time. In addition, prior to the completion of the Business Combination, holders of a majority of the outstanding shares of Mercato Class B Common Stock may remove a member of the board of directors. With respect to any other matter submitted to a vote of Mercato stockholders, including any vote in connection with its initial business combination, holders of shares of Mercato Class A Common Stock and holders of shares of Mercato Class B Common Stock

Every holder of New Nuvini Ordinary Shares shall be entitled to notice of, and to vote at, a general meeting of the shareholders of New Nuvini and each such holder present in person or by proxy and entitled to vote thereat, shall be entitled to one vote in respect of each New Nuvini Ordinary Share held by them.

No business may be transacted at a general meeting unless a quorum is present. A quorum consists of one or more shareholders holding in aggregate voting shares of New Nuvini carrying the right to cast a majority of the votes attributable to all shares of New Nuvini then in issue present in person or by proxy and entitled to vote on the business to be transacted. The absence of a quorum will not prevent the appointment of a chairman of the meeting. Such

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders

will vote together as a single class, except as required by law. Each share of Mercato Common Stock will have one vote on all such matters.

The presence, in person, online or by proxy, at a stockholders meeting of Mercato stockholders who together hold a majority of the outstanding shares of Mercato Common Stock entitled to vote at such meeting constitutes a quorum for the transaction of business at such meeting. At all meetings of stockholders at which a quorum is present, the election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Except as otherwise provided in the DGCL, all other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person, online or represented by proxy at the meeting and entitled to vote thereon.

appointment shall not be treated as being part of the business of the meeting.

If within thirty minutes after the time appointed for a general meeting a quorum is not present (or if during such a meeting a quorum ceases to be present), the meeting:

(a)   if convened upon the requisition of shareholders, shall be dissolved; and

(b)   in any other case, stands adjourned to the same day in the next week at the same time and place or to such other day, time and place as the New Nuvini Board may determine, and if at the adjourned meeting a quorum is not present within thirty minutes from the time appointed for the meeting the shareholders present shall be a quorum.

Appraisal / Dissenters’ Rights

Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of its shares in lieu of the consideration it would otherwise receive in the transaction.	Under the Cayman Companies Law, a shareholder of a company undertaking certain types of corporate transactions is entitled to the payment of the fair value of the shares held by such shareholder upon completion of such transactions. In the event a shareholder decides not to accept the consideration being offered by the company in respect to such transactions, the shareholder is entitled to make an application to the Cayman Islands Grand Court (the “Grand Court”) to demand payment of a fair value for their shares, with the ‘fair value’ to be determined by the Grand Court. The Cayman Companies Law sets out the necessary steps and procedures which such a shareholder is bound to comply with in order to exercise these rights.

Dividends

Under the DGCL, the board of directors, subject to any restrictions in the corporation’s certificate of incorporation, may declare and pay dividends out of:

•  surplus of the corporation, which is defined as net assets less statutory capital; or

•  if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year.

If, however, the capital of the corporation has been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the

Subject the New Nuvini Articles, the New Nuvini Board may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of New Nuvini lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of New Nuvini, or out of the share premium account, or as otherwise permitted by the Cayman Companies Law. Subject to rights and restrictions attached to any lass of shares: (i) a dividend shall be declared and paid according to the amounts paid up (otherwise

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders
aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the board of directors may not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.	than in advance of calls) on the nominal value of the shares on which the dividend is paid; and (ii) dividends shall be apportioned and paid proportionately to the amounts paid up on the nominal value of the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

Purchase, Repurchase and Redemption of Shares

Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if such repurchase or redemption would impair the capital of the corporation. A corporation may, however, purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares if such shares will be retired and the capital reduced.

Mercato will provide all holders of shares of Mercato Class A Common Stock included as part of the units sold in the Mercato IPO with the opportunity to have their shares redeemed upon the consummation of the initial Business Combination for cash equal to the applicable redemption price per share; provided, however, that Mercato will only redeem or repurchase such shares so long as (after such redemption) Mercato’s net tangible assets will be at least $5,000,001 either prior to or upon the consummation of an initial Business Combination as described in the Registration Statement.

Subject to the provisions of the Cayman Companies Law, the New Nuvini Articles, any exchange rules, and to any rights conferred on the shareholders or attaching to any class of shares in the capital of New Nuvini, New Nuvini may: (i) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of one or both of New Nuvini or the holder of such shares on such terms and in such manner as the New Nuvini Board may determine before the issue of those shares; and (ii) repurchase any of its shares provided that the manner and terms of such purchase have been approved by the New Nuvini Board or are otherwise authorized by the New Nuvini Articles. Under the Cayman Companies Law, the redemption or repurchase of any share may be paid out of New Nuvini’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the New Nuvini can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Law no such share may be redeemed or repurchased: (a) unless it is fully paid up to its par value; (b) if such redemption or repurchase would result in there being no shares issued and outstanding in the capital of New Nuvini; or (c) if New Nuvini has commenced liquidation.

Issuance of Shares

Any authorized but unissued shares of Mercato Common Stock are available for issuance by the Mercato Board; provided, however, that prior to the consummation of Mercato’s initial business combination, Mercato may not issue any additional shares of capital stock of Mercato that would entitle the holders thereof to (1) receive funds from the Trust Account, or (2) vote as a class with the shares of

New Nuvini Articles authorize the New Nuvini Board to issue additional shares from time to time as the New Nuvini Board shall determine, to the extent available from New Nuvini’s authorized but unissued share capital.

New Nuvini Articles also authorize the New Nuvini Board to establish from time to time one or more

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders
Mercato Class A Common Stock included as part of the units sold in Mercato’s IPO.

series of shares and to determine, with respect to any such series of shares, the terms and rights of that series, including:

•  the designation of the series;

•  the number of shares of the series;

•  the dividend rights, dividend rates, conversion rights, voting rights; and

•  the rights and terms of redemption and liquidation preferences.

The New Nuvini Board may issue different classes of shares without action by its shareholders to the extent available from New Nuvini’s authorized but unissued share capital.

The issuance of additional shares (of any class) in the capital of New Nuvini may dilute the voting power of holders of ordinary shares.

Amendments to Governing Documents

Under the DGCL, a certificate of incorporation may be amended if:

•  the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and

•  the holders of at least a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

Subject to the Cayman Companies Law, New Nuvini may at any time and from time to time, by special resolution, alter or amend the New Nuvini Articles, in whole or in part.

The New Nuvini Articles and the Cayman Companies Law provide that a special resolution must be (i) passed by a majority of not less than two-thirds of such shareholder as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the shareholders of New Nuvini of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each such shareholder is entitled; or (ii) approved in writing by all shareholders entitled to vote at a general meeting of New Nuvini.

Mercato Certificate of Incorporation provides that any of its provisions related to pre-business combination activity (including the requirement to deposit proceeds of the Mercato IPO and the sale of the private placement warrants into the Trust Account and not release such amounts except in specified circumstances, and to provide redemption rights to Mercato’s public stockholders as described therein) may be amended if approved by the affirmative vote of the holders of at least 65% of Mercato’s outstanding common stock entitled to vote thereon; provided that amendments relating to the appointment or removal of directors prior

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders

to Mercato’s initial business combination require a resolution passed by the holders of the majority of outstanding shares of Mercato Class B Common Stock entitled to vote thereon.

The Mercato Board may amend the Mercato Bylaws by an affirmative vote of a majority of the Mercato Board. The stockholders of Mercato also have the power to amend the Mercato Bylaws, which requires the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of Mercato entitled to vote generally in the election of directors, voting together as a single class. The Mercato Bylaws adopted by stockholders may not invalidate any prior act of the Mercato Board that would have been valid if the Mercato Bylaws had not been adopted.

Number of Directors

The number of directors will be fixed from time to time exclusively by the Mercato Board pursuant to a resolution adopted by a majority of the Mercato Board.

The number of directors appointed to the New Nuvini Board (other than alternate directors) shall be not more than seven directors.

The New Nuvini Articles and the Cayman Companies Law provide that an ordinary resolution must be (i) passed by a simple majority of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each such shareholder is entitled; or (ii) approved in writing by all shareholders entitled to vote at a general meeting of New Nuvini.

Classes of Directors

The Mercato Board consists of three directors, divided into three classes, Class I, Class II, and Class III. The term of the initial Class I Directors expires at the first annual meeting of the stockholders of Mercato, the term of the initial Class II directors expire at the second annual meeting of stockholders of Mercato, and the term of the initial Class III Directors expires at the third annual meeting of the stockholders. Each class of successors to replace the class of directors whose term expires at that annual meeting (except for those directors appointed prior to Mercato’s first annual meeting of stockholders) serve a three-year term.

Nominations of persons for election to the Mercato Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of

The New Nuvini Board will not be divided into classes.

Directors shall, subject to the appointment rights as described below, be appointed by ordinary resolution of the shareholders.

With respect to the election of directors to the New Nuvini Board, under the terms of the New Nuvini Articles, Heru (as defined under the New Nuvini Articles) (or a duly authorized representative thereof) will have the right to appoint and remove up to five directors of the New Nuvini Board by written notice to New Nuvini so long as Heru holds shares in New Nuvini entitled to cast at least thirty (30%) percent of the votes at a general meeting.

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders
electing directors as set forth in Mercato’s notice of such special meeting, may be made by the board or a stockholder entitled to vote in the election of directors if the stockholder complied with certain notice procedures. Prior to the completion of Mercato’s initial business combination, only holders of shares of Mercato Class B Common Stock have the right to vote on the election of directors.

Each director shall hold office for such term as the resolution appointing him may determine or until his vacation of office as a director or the director’s removal in accordance with the New Nuvini Articles notwithstanding any agreement between New Nuvini and such director. Directors are eligible for re-election. A director (other than an alternate director) may appoint any other director or any person approved for that purpose by the New Nuvini Board and willing to act, to be their alternate by notice in writing delivered to New Nuvini, or in any other manner approved by the New Nuvini Board.

Removal of Directors

Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of Mercato’s capital stock entitled to vote generally in the election of directors, voting together as a single class.	In addition to the appointment and removal rights summarized above, a director will cease to hold office as a director if: (i) he or she resigns by notice in writing delivered to the New Nuvini Board or to the Registered Office or tendered at a meeting of the New Nuvini Board; (ii) he is not present personally or by proxy or represented by an alternate director at meetings of the New Nuvini Board for a continuous period of 6 months without special leave of absence from the New Nuvini Board, and the New Nuvini Board passes a resolution that he has by reason of such absence vacated office; (iii) he or she dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iv) he or she is removed from office pursuant to the New Nuvini Articles or the Cayman Companies Law or becomes prohibited by law from being a member of the New Nuvini Board; (v) an order is made by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his or her detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his or her property or affairs or he or she is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health and the other members of the New Nuvini Board resolve that his or her office be vacated; he or she only held office for a fixed term and such term expires; or (vi) in the case of a member of the New Nuvini Board who holds executive office, his or her appointment to such office is terminated or expires and the New Nuvini Board resolves that his or her office be vacated

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders

Filling of Board Vacancies

Newly created directorships resulting from an increase in the number of directors and any vacancies on the Mercato Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Compensation of Directors

The Mercato Board has the authority to fix the compensation of directors, including for service on a committee of the Mercato Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Mercato Board. No such payment shall preclude any director from serving Mercato in any other capacity and receiving compensation therefor. Members of committees of the Mercato Board may be allowed like compensation and reimbursement of expenses for service on the committee.

New Nuvini shall pay the members of the New Nuvini Board for their services as directors such aggregate amount of fees as the directors may decide. The aggregate fees shall be divided among the directors in such proportions as the directors may decide or, if no decision is made, equally. A fee payable to a director pursuant to the New Nuvini Articles shall be distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of these Articles and accrues from day to day.

A director may also be paid all travelling, hotel and other expenses properly incurred by him in connection with his attendance at meetings of the directors or of committees of the directors or general meetings or otherwise in connection with the discharge of his duties as a director, including (without limitation) any professional fees incurred by him (with the approval of the directors or in accordance with any procedures stipulated by the directors) in taking independent professional advice in connection with the discharge of such duties.

Manner of Acting by Board

A majority of the Mercato Board shall constitute a quorum for the transaction of business at any meeting of the board, and the act of a majority of the directors present at any meeting at which there is a quorum will be the act of the board. If a quorum is not present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The quorum may be fixed by the New Nuvini Board, and unless so fixed shall be two if there are two or more directors, and shall be one if there is only one director. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

Questions arising at any meeting of the new Nuvini Board shall be decided by a simple majority of votes.

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders

Any action required or permitted to be taken at any meeting of the Mercato Board or any committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the board or committee.

In the case of an equality of votes, the chairman shall not have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote.

A resolution in writing (in one or more counterparts) signed by all directors on the New Nuvini Board or all the members of a committee of the New Nuvini Board (an alternate director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effective as if it had been passed at a meeting of the New Nuvini Board, or committee of directors as the case may be, duly convened and held. A resolution in writing is adopted when all the directors (whether personally, by an alternate director or by a proxy) have signed it.

Subject to the New Nuvini Articles and the Cayman Companies Law, a director, provided they have given notice to the New Nuvini Board, have an interest in a matter, transaction or arrangement to be considered or being considered by the New Nuvini Board.

Meetings of the Board

Regularly scheduled, periodic meetings of the Mercato Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the board.

Special meetings of the board (a) may be called by the Chair of the Mercato Board or the President of Mercato and (b) shall be called by the Chair of the Mercato Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the board must be given to each director in accordance with the bylaws.

Subject to the provisions of the New Nuvini Articles, the New Nuvini Board may regulate their proceedings as they think fit.

A director or an alternate director may, or any other officer of New Nuvini at the request of a director or alternate director shall, call a meeting of the New Nuvini Board by not less than twenty-four hours’ notice in accordance with the New Nuvini Articles.

Annual Shareholders’ Meetings

An annual meeting of Mercato stockholders is held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Mercato Board and stated in the notice of the meeting, provided that the board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to

New Nuvini shall hold an annual general meeting in each calendar year, which will be convened by the New Nuvini Board in accordance with the New Nuvini Articles. The maximum period between annual general meetings shall not exceed fifteen months.

New Nuvini may, but will not (unless required by the Cayman Companies Law) be obliged to, in each year hold any other general meeting. All general meetings

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders
Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of Mercato to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.	other than the annual general meetings shall be called general meetings, and New Nuvini shall specify the meeting as such in the notices calling it. The annual general meeting will be held at such time and place as the New Nuvini Board will determine from time to time.

Special Shareholders’ Meetings

Special meetings of Mercato stockholders, for any purpose or purposes, may be called only by the Chair of the Mercato Board, Mercato’s Chief Executive Officer, or the Mercato Board pursuant to a resolution adopted by a majority of the Mercato Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the board and stated in Mercato’s notice of the meeting, provided that the board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication.	The directors may, whenever they think fit, call a general meeting and must convene a general meeting at the requisition of shareholders holding shares representing in the aggregate not less than fifteen percent in par value of the issued shares which as at that date carry the right to vote at general meetings of New Nuvini.

Convocation Requirements for a Shareholders Meeting

Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in accordance with the Mercato Bylaws to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by Mercato not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL. If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Mercato Board upon public announcement in accordance with the Mercato Bylaws given before the date previously scheduled for such meeting.

At least fourteen day’s notice, exclusive of the date of issuance of the notice and the date of the general meeting, will be given for any annual general meeting or general meeting, provided that a general meeting will, whether or not the notice provisions have been complied with, be deemed to have been duly convened on shorter notice if it is so agreed by ninety per cent of all New Nuvini shareholders entitled to attend and vote at the meeting. Every notice will, among other matters specified in the New Nuvini Articles, specify the place, the day and time of the meeting and the general nature of the business of the meeting and will be given in the manner mentioned in the New Nuvini Articles.

The accidental omission to send or give notice of a general meeting or, in cases where it is intended that it be sent out or given with the notice, an instrument of proxy or other document to, or the non-receipt of any such item by, any person entitled to receive such notice or a general meeting shall not invalidate the proceedings at that general meeting.

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders

Quorum and Actions

The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of Mercato representing a majority of the voting power of all outstanding shares of capital stock of Mercato entitled to vote at such meeting constitutes a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum is not present or represented by proxy at any meeting of the stockholders of the corporation, the chair of the meeting may adjourn the meeting from time to time until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

No business may be transacted at a general meeting unless a quorum is present. A quorum consists of one or more shareholders holding in aggregate voting shares of New Nuvini carrying the right to cast a majority of the votes attributable to all shares of New Nuvini then in issue present in person or by proxy and entitled to vote on the business to be transacted. The absence of a quorum will not prevent the appointment of a chairman of the meeting. Such appointment shall not be treated as being part of the business of the meeting.

If within thirty minutes after the time appointed for a general meeting a quorum is not present (or if during such a meeting a quorum ceases to be present), the meeting:

•  if convened upon the requisition of shareholders, shall be dissolved; and

•  in any other case, stands adjourned to the same day in the next week at the same time and place or to such other day, time and place as the New Nuvini Board may determine, and if at the adjourned meeting a quorum is not present within thirty minutes from the time appointed for the meeting the shareholders present shall be a quorum.

Shareholder Action Without Meeting

Mercato Certificate of Incorporation provides that after the closing of the Mercato IPO, any action required or permitted to be taken by the stockholders of Mercato must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Mercato Class B Common Stock, with respect to which action may be taken by written consent.	A resolution (including a special resolution) in writing (in one or more counterparts) signed by or on behalf of all shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of New Nuvini shall be as valid and effective as if the resolution had been passed at a general meeting of New Nuvini duly convened and held. A resolution in writing is adopted when all shareholders entitled to do so have signed it.

Indemnification of Directors and Officers

The DGCL generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination made by the corporation that the individual acted in good faith and in a manner	To the maximum extent permitted by law, every current and former director and officer of New Nuvini (each an “Indemnified Person”), shall be entitled to be indemnified out of the assets of New Nuvini against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses (each a “Liability”), which such Indemnified Person may incur in that capacity

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders

reasonably believed to be in or not opposed to the best interests of the corporation. Such determination shall be made, in the case of an individual who is a director or officer at the time of the determination:

•  by a majority of the disinterested directors, even though less than a quorum;

•  by a committee of disinterested directors designated by a majority vote of disinterested, directors, even though less than a quorum;

•  by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

•  by the stockholders.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. The DGCL permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals’ commitment to repay any advances, unless it is determined ultimately that those individuals are entitled to be indemnified.

unless such Liability arose as a result of the actual fraud or willful default of such person.

No Indemnified Person shall be liable to New Nuvini for any loss or damage resulting (directly or indirectly) from such Indemnified Person carrying out his or her duties unless that liability arises through the actual fraud or willful default of such Indemnified Person.

New Nuvini shall advance to each Indemnified Person reasonable legal fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any such advance of expenses, the Indemnified Person shall execute an undertaking to repay the advanced amount to New Nuvini if it is determined that the Indemnified Person was not entitled to indemnification under the New Nuvini Articles.

Limitation on Liability of Directors

Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime.

Dissolution/Liquidation

The Mercato Certificate of Incorporation provides that it will have only 21 months from the closing of the Mercato IPO to complete its initial business combination. If it has not completed its initial business combination within such time period or during any extended period (an additional 5 months), it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the offering shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (a) the aggregate amount then on deposit in the

Subject to the rights attaching to any shares, in a winding up:

(a) if New Nuvini shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them; or

(b) if in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders
Trust Account including interest (net of taxes payable and less up to $100,000 of such net interest to pay dissolution expenses) by (b) the total number of then outstanding offering shares, which redemption will completely extinguish public stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company.

If New Nuvini is wound up, the liquidator may, subject to the rights attaching to any shares and with the approval of a special resolution and any other approval required by the Cayman Companies Law, divide amongst the shareholders the whole or any part of the assets of New Nuvini and may for that purpose value any assets and determine how the division will be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like approval, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

Rights of Inspection

Stockholders are entitled to inspect for any proper purpose the stock ledger and the other books and records of the corporation.	The New Nuvini Board will from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of New Nuvini will be open to the inspection of the shareholders. No shareholder (who is not a director) will have any right to inspect any account, book or document of New Nuvini except as conferred by the Cayman Companies Law or authorized by the directors or by an ordinary resolution.

Derivative Shareholder Suits

Under Delaware law, a stockholder may bring a derivative action on a corporation’s behalf to enforce the rights of a corporation. An individual also may commence a class action lawsuit on behalf of himself or herself and other similarly situated stockholders if the requirements for maintaining a class action lawsuit under Delaware law are met. An individual may institute and maintain a class action lawsuit only if such person was a stockholder at the time of the transaction that is the subject of the lawsuit or his or her shares thereafter	Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, the company will normally be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) New Nuvini’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders

devolved upon him or her by operation of law. In addition, the plaintiff must generally be a stockholder through the duration of the lawsuit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the lawsuit may be prosecuted, unless such demand would be futile.

Islands, exceptions to the foregoing principle apply in circumstances in which:

•  a company is acting, or is proposing to act, illegally or beyond the scope of its authority;

•  the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•  those who control the company are perpetrating a “fraud on the minority.”

Conflict of Interest Transactions

Under the DGCL, a contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, is not void or voidable solely because of such relationship or interest, or solely because the director or officer is present at or participates or votes at the meeting of the board or committee that authorizes the contract or transaction, if one or more of the following is true: (i) the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or known by the board or committee, and the board or the committee in good faith authorizes the contract or transaction by an affirmative vote of the majority of the disinterested directors; (ii) the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or known by the stockholders entitled to vote on the matter and they specifically approve in good faith the contract or transaction; or (iii) the contract or transaction is fair to the corporation as of the time it was authorized, approved or ratified.	As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that they owe certain duties to the company, including a duty to act in good faith and in what they consider to be in the best interests of the company. Notwithstanding the forgoing, subject to the Cayman Companies Law, pursuant to the New Nuvini Articles, provided that the director has declared to the New Nuvini Board the nature and extent of any personal interest that the director has in a matter, transaction or arrangement, such director, notwithstanding his office, may: (a) hold any office or place of profit in New Nuvini (other than auditor); (b) hold any office or place of profit in any other company or entity promoted by New Nuvini or in which it has an interest; (c) enter into any contract, transaction or arrangement with New Nuvini or in which New Nuvini is otherwise interested; and (d) sign or participate in the execution of any document in connection with matters related to that interest.

Listing

Following consummation of the Business Combination, the Mercato Class A Common Stock, the Mercato Units and the Mercato Warrants will be delisted from Nasdaq and Mercato will be deregistered under the Exchange Act.	New Nuvini Ordinary Shares and New Nuvini Warrants are expected to trade on Nasdaq.

Anti-Takeover Provisions

Mercato is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain	The Cayman Islands does not have specific anti-takeover legislation, but some provisions of Cayman Islands law and the New Nuvini Articles may have

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders

circumstances, from engaging in a “business combination” with:

•  a stockholder who owns 15% or more of its outstanding voting stock (otherwise known as an “interested stockholder”);

•  an affiliate of an interested stockholder; or

•  an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•  the Mercato Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•  after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•  on or subsequent to the date of the transaction, the business combination is approved by Mercato’s board of directors and authorized at a meeting of its stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The Mercato Certificate of Incorporation provides that its board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of its board only by successfully engaging in a proxy contest at two or more annual meetings. In addition, prior to the completion of Mercato’s initial business combination, only holders of shares of Mercato Class B Common Stock have the right to vote on the election of directors and holders of a majority of the outstanding shares of Mercato Class B Common Stock may remove members of its board of directors, which provisions of the Mercato Certificate of Incorporation may only be amended by a resolution passed by the holders of a majority of shares of Mercato Class B Common Stock.

the effect of delaying, deterring or discouraging a change in New Nuvini’s control or management that shareholders may otherwise consider favourable. The New Nuvini Articles authorizes the New Nuvini Board to issue additional shares in differing classes, to the extent authorized but unissued. The issuance of additional shares may be used as an anti-takeover device without further action on the part of the New Nuvini shareholders. Such issuance may dilute the voting power of existing shareholders.

Rights of Mercato Stockholders	Rights of New Nuvini Shareholders

Mercato’s authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Mercato by means of a proxy contest, tender offer, merger or otherwise.

MERCATO RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Mercato Relationships and Related Party Transactions

Founder Shares

On March 4, 2021, the Sponsor purchased an aggregate of 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. The number of Founder Shares outstanding was determined based on the expectation that the total size of the Mercato IPO would be a maximum of 23,000,000 units if the underwriter’s over-allotment option was exercised in full, which occurred on November 19, 2021, and therefore that such Founder Shares would represent 20% of the outstanding shares of Mercato Common Stock. In March 2021, the Sponsor transferred (i) 40,000 Founder Shares to each of Greg Butterfield and Michael Rosen (including the deemed beneficial ownership of 40,000 Founder Shares held by Context Partners Master Fund, L.P., an affiliated entity of Mr. Rosen, and excluding 40,000 Founder Shares that automatically reverted to the Sponsor upon the resignation of Joshua James from the Mercato Board in July 2022, pursuant to his initial securities assignment agreement with the Sponsor) and (ii) 35,000 Founder Shares to Mercato’s Chief Financial Officer. In February 2023, the Sponsor transferred (i) an additional 35,000 Founder Shares to Mercato’s Chief Financial Officer and (ii) an aggregate of 25,000 Founder Shares to two service providers employed by an entity affiliated with the Sponsor. The Founder Shares (including the Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

The holders of the Founder Shares agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial business combination and (B) subsequent to the initial business combination, (x) if the closing price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which Mercato completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their common stock for cash, securities or other property. The Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex D, also provides that the holders of Lock-Up Shares may sell an amount of their Lock-Up Shares (not to exceed fifty percent of such Lock-Up Shares) during the period starting on the trading day immediately following the Closing and ending on the final trading day of the calendar year in which the Closing occurs as the holder of such shares determined in good faith will provide such holder with net proceeds to cover any tax liabilities (including estimated tax liabilities) arising in connection with the transactions contemplated by the Business Combination Agreement.

The Sponsor, Mercato’s officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Mercato’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee will review on a quarterly basis all payments that were made by Mercato to the Sponsor, Mercato’s officers or directors, or any of their respective affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account.

Private Placement Warrants

Simultaneously with the closing of the Mercato IPO, Mercato consummated the private placement of 9,000,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $9.0 million. Simultaneously with the sale of the over-allotment Mercato Units, on November 23, 2021, Mercato consummated a second closing of the Private Placement of an aggregate of 1,050,000 additional Private Placement Warrants, at a price of $1.00 per Private Placement Warrant, with Sponsor pursuant to the Mercato Warrant Agreement. The second closing of the Private Placement generated additional aggregate gross proceeds of approximately $1.1 million.

Each Private Placement Warrant is exercisable for one whole share of Class A Common Stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Mercato IPO held in the Trust Account. If Mercato does not complete a Business Combination by July 8, 2023 (subject to up to five additional one-month extensions pursuant to the Mercato Certificate of Incorporation), the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable (except to permitted transferees) so long as they are held by the initial purchasers.

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans or Extension Loans, if any (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Mercato IPO. These holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that Mercato will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. Mercato will bear the expenses incurred in connection with the filing of any such registration statements.

Services Agreement

On April 11, 2022, Mercato entered into an agreement that provided that, commencing on the date of the agreement through the earlier of consummation of an initial business combination or a liquidation, Mercato agreed to pay the Sponsor up to $15,000 per month for office space, administrative support and other services provided to members of Mercato’s management team. As of December 31, 2022, and December 31, 2021, there was a $         and $0 outstanding balance under this agreement, respectively.

In addition, the Sponsor, Mercato’s officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Mercato’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. As of December 31, 2022 and December 31, 2021, there was approximately $         and $0 balance outstanding, respectively.

Promissory Note

On March 4, 2021, the Sponsor agreed to loan Mercato an aggregate of up to $300,000 to cover expenses related to the Mercato IPO pursuant to a promissory note (the “Promissory Note”). This loan was non-interest bearing and payable upon the completion of the Mercato IPO. As of November 8, 2021 (the date of the Mercato IPO), Mercato borrowed approximately $162,000 under the Promissory Note. Mercato fully repaid the Promissory Note as of November 12, 2021. Subsequent to the repayment, the facility was no longer available to Mercato.

Promissory Instrument

In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Mercato’s officers and directors may, but are not obligated to, loan Mercato funds as may be required. On July 26, 2022, Mercato issued a convertible promissory instrument in the principal amount of up to $1.5 million to the Sponsor to fund Mercato’s ongoing expense (the “Working Capital Note”). Under the Working Capital Note, the Working Capital Loans will either be repaid upon consummation of the Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, Mercato may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The outstanding balance under the Working Capital Loans is reported at cost in the condensed financial statements as the fair value adjustment associated with the conversion is deemed to be immaterial. As of December 31, 2022 and December 31, 2021, Mercato had $         and $0, respectively, drawn under the Working Capital Loans. In October 2022, Mercato drew down an additional $290,000 under the Working Capital Loans.

Extension Promissory Instrument

On February 3, 2023, Mercato convened a special meeting of stockholders at which a proposal to extend the date by which Mercato has to complete a Business Combination from February 8, 2023 to July 8, 2023 (the “Extension Amendment Proposal”) was approved. In connection with the special meeting, Mercato provided its stockholders the opportunity to redeem all or a portion of their Mercato Class A Common Stock, and stockholders holding 18,699,637 shares of Mercato Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. Consequently, approximately $193,164,942 (approximately $10.33 per share) was removed from the Trust Account to pay such redeeming holders. In connection with the approval of the Extension Amendment Proposal, the Company issued a promissory instrument (the “Extension Promissory Instrument”) in the principal amount of up to $1,350,000 to the Sponsor, pursuant to which the Sponsor agreed to loan Mercato up to $1,350,000. The Extension Promissory Instrument bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s Business Combination or (b) the date of the liquidation of the Company. In order to further extend the period the Company has to complete a Business Combination beyond the July 8, 2023, an additional $135,000 must be deposited into the Trust Account on a monthly basis up to five times by an additional one month each time after July 8, 2023, by resolution of the Mercato Board, and upon five days’ advance notice prior to the applicable termination date, until December 8, 2023 or a total of up to ten months after the original termination date, unless the closing of a Business Combination shall have occurred prior thereto. On February 7, 2023, the Sponsor deposited $675,000 into the Trust Account to extend the period Mercato has to complete a Business Combination to July 8, 2023.

NUVINI RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Nuvini Relationships and Related Party Transactions

Loan Agreements and Subscription Warrant

On September 3, 2021, Nuvini S.A. entered into a loan agreement with Aury Ronan Francisco, former Chief Financial Officer, in the amount R$3.7 million. On September 29, 2021, Nuvini S.A. paid R$3.0 million of the principal amount, with the remaining balance R$700 thousand outstanding payable within six months. Interest was calculated by the CDI Rate plus 3% per annum.

On May 20, 2022 and August 15, 2022, respectively, Nuvini S.A. entered into two (2) loan agreements with Accipiens Consultoria e Participações EIRELI, an entity owned and operated by Luiz Busnello, in the amount of R$1.5 million and R$1.1 million, respectively, with no interest rate attached. The right to repayment of the R$2.6 million loan balance was assigned to Pierre Schurmann on November 30, 2022, who paid Luiz Busnello in cash in exchange for the right to be repaid under the loan, pursuant to the terms of the “Instrumento Particular de Cessão de Crédito” (the “Assigned Credit”).

In addition, from August 2021 to March 2022, Nuvini S.A. entered into seven (7) loan agreements with Pierre Schurmann. The first loan agreement was entered into on August 23, 2021, with a principal amount of R$6.0 million, carrying an interest rate of 8% per annum. The second loan agreement was entered into on August 31, 2021, with a principal amount of R$3.0 million, carrying an interest rate of 8% per annum. The third and the fourth loan agreements were both entered into on January 27, 2022, in the principal amount of R$500 thousand and R$300 thousand respectively, each carrying an interest rate of 100% of the CDI Rate plus 8% per annum. The fifth loan agreement was entered into on February 1, 2022, with a principal amount of R$1.2, carrying an interest rate equal to 100% of the CDI Rate plus 3% per annum. The sixth loan agreement was entered into on March 29, 2022, with a principal amount of R$1.2 million, carrying an interest rate equal to 100% of the CDI Rate plus 3% per annum. The seventh loan agreement was entered into as of March 13, 2023, with a principal amount of R$3.3 million, carrying an interest rate equal to 100% of CDI plus 10% per annum (collectively, the “Related Party Loan Agreements”). The purpose of the Related Party Loan Agreements were to provide Nuvini S.A. with working capital to fund its operations.

As of December 31, 2021, the balances outstanding under the loans from Pierre Schurmann and Aury Ronan Francisco were R$9.19 million and R$0.73 million, respectively.

On April 28, 2022, Nuvini S.A. and Pierre Schurmann entered into a first consolidated amendment applicable to all the Related Party Loan Agreements in order to (i) condition the payment of the Related Party Loan Agreements to the achievement of a Gross Debt Indicator/Pro Forma EBITDA less or equal to 3.5x for three consecutive semesters by Nuvini S.A., in connection the Exposure Premium, as per deliberated in a Debenture Holders general meeting; and (ii) equalize the interest rates of all Related Party Loan Agreements in 100% of the CDI Rate plus 8% per annum.

On November 30, 2022, the Assigned Credit and the Related Party Loan Agreements together totaled R$16.8 million, representing the total amount Nuvini S.A. owes to Pierre Schurmann. On December 9, 2022, all amounts payable under these loans were converted into subscription rights. For more information, see “Note 17—Equity” of Nuvini S.A.’s consolidated financial statements included elsewhere in this proxy statement/prospectus. Nuvini S.A.

Furthermore, on December 15, 2022, Nuvini S.A. entered into an Exposure Premium agreement with Pierre Schurmann, under the terms of the “Mútuo Financeiro Não-Conversĺvel Em Participação Societária Com Opção De Alienação De Ações”, in the principal amount of R$3.2 million with an interest rate of 10% per annum and 100% Interbank Deposit Certificate. As of December 31, 2022, the balance outstanding under the Exposure Premium agreement was R$        .

Advisor Agreements

Luiz Busnello and Walter Leandro entered into advisor agreements with Nuvini S.A. on February 28, 2022 and June 14, 2022, respectively. Their services include, but are not limited to, managing M&A strategy and pipeline work, providing support to identify strong acquisition opportunities, conducting due diligence on potential acquisition targets, developing detailed financial models and business cases, including projections, valuation and investment return analyses and lead the post-acquisition plans, to allow Nuvini S.A. to make more informed investment decisions.

Both Luiz Busnello and Walter Leandro are each entitled to receive an advisor fee of R$1.5 million, consisting of 285.171 units of stock options, with a strike price of R$5,26. In addition, each is also entitled to receive an additional variable advisor fee, such amount to be determined in the sole discretion of Nuvini S.A. management, based on a formula that provides each of Luiz Busnello and Walter Leandro a score based on (1) achieving M&A’s that bring in at least R$100.0 million of new revenue (weighted 70%) and (2) individual performance, as measured by an evaluation to be completed in December of each year, by peers and subordinates, as well as Nuvini S.A.’s executives (weighted 30%). If Luiz Busnello and Walter Leandro each achieved top scores in both categories, they could each be entitled to receive a compensation of up to R$9.4 million in addition to their base advisor fee of R$1.5 million, pro-rated for the number of months worked in 2022. Such amounts would be paid out in April of each following year, following the release of Nuvini S.A.’s audited financials. As of December 31, 2022, Nuvini S.A. has determined that none of the metrics were met on the variable advisor fee component under either advisor agreement, so no additional performance fees have or will be paid at this time.

Policies and Procedures for Related Person Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which New Nuvini or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of New Nuvini’s executive officers or one of New Nuvini’s directors;

•	any person who is known by New Nuvini to be a beneficial owner of more than 5% of the New Nuvini Ordinary Shares;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of the New Nuvini Ordinary Shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of the New Nuvini Ordinary Shares; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

The New Nuvini Board will adopt a written related party transactions policy upon the consummation of the Business Combination. Pursuant to this policy, New Nuvini’s audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, New Nuvini’s audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in New Nuvini’s filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

New Nuvini Relationships and Related Party Transactions

Remuneration Agreements with New Nuvini Board Members and Senior Management

For a description of our remuneration agreements with members of the New Nuvini Board and senior management, see “Management of New Nuvini After the Business Combination—Compensation.”

Indemnification Agreements

Effective upon the completion of the Business Combination, the New Nuvini Articles will provide for certain indemnification rights for New Nuvini’s directors and New Nuvini will enter into an indemnification agreement with each of New Nuvini’s directors and executive officers providing for procedures for indemnification and advancements by New Nuvini of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to New Nuvini or, at New Nuvini’s request, service to other entities, as directors or officers to the maximum extent permitted by the laws of the Cayman Islands.

Review, Approval or Ratification of Transactions with Related Persons

While New Nuvini does not yet have a formal written policy or procedure for the review, approval or ratification of related party transactions, the New Nuvini Board intends to review and consider the interests of its directors, executive officers and principal shareholders in its review and consideration of transactions and intends to obtain the approval of non-interested directors when it determines that such approval is appropriate under the circumstances.

Upon the completion of the Business Combination in addition to the conflict of interest rules included in the New Nuvini Board Regulations, New Nuvini intends to adopt a code of business conduct and ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting, relating to, inter alia, conflicts of interest and transactions that may result in a conflict of interest with New Nuvini. New Nuvini’s code of business conduct and ethics will be available on its website. New Nuvini intends to disclose any amendment to the code, or any waivers of its requirements, on its website.

BENEFICIAL OWNERSHIP OF NEW NUVINI SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of shares of Mercato Common Stock as of March 24, 2023, and (ii) expected beneficial ownership of New Nuvini Ordinary Shares immediately following the Business Combination, assuming that no shares of Mercato Common Stock are redeemed, and alternatively the maximum number of shares of Mercato Common Stock are redeemed, by:

•	each person who is, or is expected to be, the beneficial owner of more than five percent (5%) of the outstanding New Nuvini Ordinary Shares post-Business Combination;

•	each of Mercato’s Sponsor and current executive officers and directors;

•	each person who will become an executive officer or director of New Nuvini post-Business Combination; and

•	all current executive officers and directors of Mercato, as a group, and all executive officers and directors of New Nuvini post-Business Combination, as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The expected beneficial ownership percentages set forth in the table below do not take into account the issuance of any shares upon the exercise of warrants to purchase                New Nuvini Ordinary Shares that will remain outstanding following the Business Combination. Beneficial ownership of shares currently owned by holders of Nuvini Ordinary Shares below are presented after giving effect to the Business Combination.

The expected beneficial ownership of New Nuvini Ordinary Shares post-Business Combination is based on New Nuvini Ordinary Shares issued and outstanding, assuming the No Further Redemption Scenario, and                New Nuvini Ordinary Shares issued and outstanding, assuming the Maximum Redemption Scenario of                redemptions (as more fully described under “Unaudited Pro Forma Condensed Combined Financial Information” herein), and assumes that the amount in the Trust Account is $         (which was the approximate value of the Trust Account as of March 24, 2023). If the actual facts are different than these assumptions, the numbers in the below table will be different.

Unless otherwise indicated, New Nuvini believes that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them. To New Nuvini’s knowledge, no New Nuvini Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

					After the Business Combination
	Prior to the Business Combination		Prior to the Business Combination		No Further Redemption Scenario		Maximum Redemption Scenario
	Number of shares of Mercato Common Stock	%	Number of Nuvini Ordinary Shares	%	Number of Ordinary Shares of New Nuvini	%	Number of Ordinary Shares of New Nuvini	%
Name and Address of Beneficial Owners(1)
Five Percent Holders of Mercato
Mercato Partners Acquisition Group, LLC(2)(3) #	5,575,000	55.5	—	—	5,575,000		5,575,000
Citadel Advisors LLC(4)	1,537,499	15.3	—	—	1,537,499		1,537,499
Highbridge Capital Management, LLC(5)	1,312,528	13.1	—	—	1,312,528		1,312,528
Weiss Asset Management LP(6)	1,182,383	11.8	—	—	1,182,383		1,182,383
Directors and Executive Officers of Mercato
Greg Warnock(2)(3) #	5,575,000	55.5	—	—	5,575,000		5,575,000
Scott Klossner(2) #	70,000	*	—	—	70,000	*	70,000	*
Greg Butterfield(2) #	40,000	*	—	—	40,000	*	40,000	*
Michael Rosen(2) #	40,000	*	—	—	40,000	*	40,000	*
All Directors and Executive Officers of Mercato as a Group (4 Individuals)(2)	5,725,000	57.0	—	—	5,725,000		5,725,000
Five Percent Holders of Nuvini:
Pierre Schurmann(7) †	—	—
Luiz Busnello(8) †	—	—
Vex Commerce Wealth Management and Advisory Ltd. †	—	—
Directors and Executive Officers of New Nuvini After Closing the Business Combination
Pierre Schurmann(9) †	—	—
Luiz Busnello(10) †	—	—
Scott Klossner #	70,000	*	—	—	70,000	*	70,000	*
Greg Warnock #	5,575,000	55.5	—	—	5,575,000		5,575,000
All Directors and Executive Officers of New Nuvini as a Group (7 Individuals)

*	Less than one percent.
†	Unless otherwise noted, the business address of the following entities or individuals is c/o Nvni Group Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001
#

Unless otherwise noted, the business address of the following entities or individuals is c/o Mercato Partners Acquisition Corporation, 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah 84121.

(1)

The beneficial ownership of Mercato Common Stock prior to the Business Combination is based on 10,050,363 shares of Mercato Common Stock outstanding at March 24, 2023, of which 4,300,363 are shares of Mercato Class A Common Stock and 5,750,000 are shares of Mercato Class B Common Stock. The beneficial ownership of Nuvini Ordinary Shares prior to the Business Combination is based on                shares outstanding at                , 2023 on a fully diluted, as-converted basis.

(2)	Interests shown consist solely of Founder Shares, classified as shares of Mercato Class B Common Stock.
(3)

The Sponsor is the record holder of the shares reported herein. Bullfrog Bay Trust (a family trust managed by the wife and two adult sons of Greg Warnock, our Chief Executive Officer and Chair of our board of directors) is the manager of the Sponsor. As such, they may be deemed to have or share beneficial ownership of the Mercato Class B Common Stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)

According to a Schedule 13G/A filed with the SEC on February 14, 2022, Citadel Advisors LLC, which is the beneficial owner of 1,537,499 shares of Class A common stock, acts as investment manager of, and exercises investment discretion with respect to, certain private investment funds. The business address of each stockholder is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(5)

According to a Schedule 13G/A filed with the SEC on February 3, 2022, Highbridge Capital Management, LLC, which is the beneficial owner of 1,312,528 shares of Class A common stock, acts as investment manager of, and exercises investment discretion with respect to, certain private investment funds. The business address of each stockholder is 277 Park Avenue, 23rd Floor, New York, New York 10172.

(6)

According to a Schedule 13G filed with the SEC on February 11, 2022, Weiss Asset Management LP, which is the beneficial owner of 1,182,383 shares of Class A common stock, acts as investment manager of, and exercises investment discretion with respect to, certain private investment funds. The business address of each stockholder is 222 Berkeley St., 16th Floor, Boston Massachusetts 02116.

(7)	The shares are held by Heru Investment Holdings Ltd. Heru Investment Holdings Ltd. is controlled indirectly by Pierre Schurmann.
(8)	The shares are held by Labsyl Ltd. Labsyl Ltd. is controlled indirectly by Luiz Busnello.
(9)

Consists of shares of New Nuvini Ordinary Shares issuable to Mr. Pierre Schurmann in exchange for                 outstanding Nuvini Ordinary Shares currently held by Heru Investment Holdings Ltd., which equity interests are expected to be distributed to Heru Investment Holdings Ltd.’s shareholders in connection with the Closing.

(10)

Consists of shares of New Nuvini Ordinary Shares issuable to Mr. Pierre Schurmann in exchange for                 outstanding Nuvini Ordinary Shares currently held by Vex Commerce Wealth Management and Advisory Ltd. and Labsyl Ltd., which equity interests are expected to be distributed to Heru Investment Holdings Ltd.’s shareholders in connection with the Closing.

SHARES ELIGIBLE FOR FUTURE RESALE

Upon the Closing, New Nuvini will have, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to                New Nuvini Ordinary Shares outstanding, assuming no shares of Mercato Class A Common Stock are redeemed in connection with the Business Combination,                New Nuvini Ordinary Shares that subject to share options and                New Nuvini Ordinary Shares underlying New Nuvini Warrants. All of the New Nuvini Ordinary Shares issued to holders of Mercato Class A Common Stock in connection with the Business Combination will be freely transferable by persons other than by New Nuvini “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of New Nuvini Ordinary Shares in the public market could adversely affect prevailing market prices of the New Nuvini Ordinary Shares.

Registration Rights and Lock-Up Agreement

Mercato and the Registration Rights Holders will enter into a Registration Rights Agreement and New Nuvini and each Nuvini Shareholder will enter into a Lock-Up Agreement, each to be effective at the Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, New Nuvini will be obligated to file a registration statement to register the resale of certain securities held by the Registration Rights Holders.

The securities held by the Initial Stockholders will be locked up for one year following the Closing, subject to earlier release if (i) the reported last sale price of New Nuvini Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if New Nuvini consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of stockholders having the right to exchange their shares of common stock for cash, securities or other property. In addition, the Sponsor and Mercato’s affiliates may sell an amount of securities (not to exceed fifty percent (50%) of such holder’s respective securities) following closing and prior to the end of 2023 to the extent a holder determines in good faith that such sale will provide such holder with net proceeds sufficient for such holder to cover any tax liabilities (including estimated tax liabilities) arising in connection with the transactions contemplated by the Business Combination Agreement.

The securities held by Nuvini Shareholders will be locked up for one year following the Closing subject to earlier release if (i) the reported last sale price of New Nuvini Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if New Nuvini consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of stockholders having the right to exchange their shares of common stock for cash, securities or other property. After 180 days following the Closing, Nuvini Shareholders will have the right to transfer securities to the extent required to cover tax obligations of such new holder or its direct and indirect shareholders.

For more information about the Registration Rights and Lock-Up Agreement, see the sections entitled “The Business Combination Agreement and Ancillary Documents—Registration Rights Agreement” and “The Business Combination Agreement and Ancillary Documents—Lock-up Agreement.”

Rule 144

A person who has beneficially owned restricted shares of New Nuvini Ordinary Shares or restricted New Nuvini Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of New Nuvini Ordinary Shares or restricted New Nuvini Warrants for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of securities that does not exceed the greater of either of the following:

•	1% of the then outstanding equity shares of the same class; or

•

the average weekly trading volume of New Nuvini Ordinary Shares or New Nuvini Warrants, as applicable, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of Holdco under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about New Nuvini.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Nuvini’s employees, consultants or advisors who purchases equity shares from New Nuvini in connection with a compensatory stock plan or other written agreement executed prior to the Closing is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

New Nuvini is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that New Nuvini sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by New Nuvini’s affiliates. Generally, subject to certain limitations, holders of New Nuvini’s restricted shares who are not affiliates of New Nuvini or who are affiliates of New Nuvini by virtue of their status as an officer or director of New Nuvini may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of New Nuvini restricted shares by an officer or director who is an affiliate of New Nuvini solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of New Nuvini restricted shares who will be an affiliate of New Nuvini other than by virtue of his or her status as an officer or director of New Nuvini.

New Nuvini is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Registration Rights

The Business Combination Agreement contemplated that, at the Closing, New Nuvini, Sponsor, certain former stockholders of Mercato and certain former stockholders of Nuvini (collectively, the “Registration Rights

Holders”), will enter into a registration rights agreement, a form of which is attached to this proxy statement/prospectus as Annex F, pursuant to which New Nuvini will agree to register for resale, pursuant to Rule 415 under the Securities Act, the New Nuvini Ordinary Shares and other equity securities of New Nuvini that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, the Registration Rights Holders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut back provisions with respect to New Nuvini Ordinary Shares held by such parties following the consummation of the Business Combination.

In connection with the transactions contemplated by the Business Combination Agreement, including the Business Combination, the prior registration rights agreement that was entered into by Mercato, Sponsor and the other parties thereto in connection with the Mercato IPO termination. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any Registration Rights Holder, on the date that such Holder no longer holds any Registrable Securities (as defined therein).

PRICE RANGE OF SECURITIES AND DIVIDENDS

Mercato

Price Range of Mercato’s Securities

The Mercato Units, each of which consists of one share of Mercato Class A Common Stock and one-half of one Public Warrant to acquire one share of Mercato Class A Common Stock, began trading on Nasdaq under the symbol “MPRAU” on November 4, 2021. On December 23, 2021, Mercato announced that holders of its Mercato Units could elect to separately trade the Mercato Class A Common Stock and Public Warrants. On December 27, 2021, the Mercato Class A Common Stock and Public Warrants began trading on Nasdaq under the symbols “MPRA” and “MPRAW,” respectively.

On February 24, 2023, the trading date before the public announcement of the Business Combination, the Mercato Units, Mercato Class A Common Stock and Public Warrants closed at $10.45, $10.43 and $0.086, respectively. As of                 , the Record Date, the closing price for each Mercato Unit, share of Mercato Class A Common Stock, and Public Warrant was $        , $        , and $        , respectively.

Holders of the Mercato Units, Mercato Class A Common Stock and Public Warrants should obtain current market quotations for their securities. The market price of Mercato’s securities could vary at any time before the Business Combination.

Holders

There is one holder of record of the Mercato Units, one holder of record of the separately traded Mercato Class A Common Stock, and one holder of record of the separately traded Public Warrants.

Dividend Policy

Mercato has not paid any cash dividends on its Mercato Class A Common Stock to date and does not intend to pay cash dividends prior to the Closing of the Business Combination.

Nuvini

Price Range of Nuvini Securities

Historical market price information regarding Nuvini Ordinary Shares is not provided because, as of the date of this proxy statement/prospectus, there is no public market for the Nuvini Ordinary Shares.

Dividend Policy

Nuvini has never declared or paid any cash dividends on the Nuvini Ordinary Shares.

New Nuvini

Price Range of New Nuvini’s Securities

Historical market price information regarding New Nuvini Ordinary Shares is not provided because, as of the date of this proxy statement/prospectus, there is no public market for the New Nuvini Ordinary Shares.

Dividend Policy

New Nuvini has not paid any cash dividends on the New Nuvini Ordinary Shares to date and does not intend to pay cash dividends prior to the Closing of the Business Combination. For the foreseeable future, New Nuvini intends to retain all available funds and any future earnings to fund the development and expansion of its business. The payment of cash dividends in the future will be dependent upon New Nuvini’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. Under Cayman Companies Law and following the consummation of the Business Combination, New Nuvini may only pay dividends out of its retained profits and share premium, subject to the requirement that New Nuvini is able to pay its debts as they fall due following such payment. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the New Nuvini Board. The New Nuvini Board may decide that all or part of the remaining profits shall be added to the reserves. After such reservation, any remaining profit will be at the disposal of the general meeting of New Nuvini. The New Nuvini Board may resolve to make interim distributions on New Nuvini Ordinary Shares, subject to certain requirements, and with observance of (other) applicable statutory provisions, without the approval of the general meeting. However, New Nuvini does not anticipate paying any dividends on the New Nuvini Ordinary Shares for the foreseeable future.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

Overview

Mercato is asking its stockholders to authorize the adoption of, and approve, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

Mercato stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Business Combination” and “The Business Combination Agreement and Ancillary Documents” for additional information and a summary of certain terms of the Business Combination and the Business Combination Agreement. Mercato stockholders are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Vote Required for Approval

The Business Combination is conditioned on the approval of the Business Combination Proposal at the special meeting.

The approval of Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) requires the affirmative vote (in person or by proxy) of holders of a majority of the outstanding shares of Mercato Class A Common Stock and Mercato Class B Common Stock that are entitled to vote and are voted at the special meeting, voting as a single class. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Business Combination Proposal.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote any shares of Mercato Common Stock owned by them in favor of the Business Combination Proposal. As of the record date, the Sponsor and its transferees owned     % of the issued shares of Mercato Common Stock.

Recommendation of the Mercato Board

THE MERCATO BOARD RECOMMENDS THAT

MERCATO STOCKHOLDERS VOTE “FOR” THE

BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2—THE MERGER PROPOSAL

Overview

Mercato is asking its stockholders to authorize and approve the Merger as contemplated by the Business Combination Agreement.

Mercato stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger. Please see the sections entitled “The Business Combination” and “The Business Combination Agreement and Ancillary Documents” for additional information and a summary of certain terms of the Merger.

Vote Required for Approval

The Business Combination is conditioned on the approval of the Merger Proposal at the special meeting.

The approval of the Merger Proposal requires the affirmative vote (in person or by proxy) of holders of a majority of the outstanding shares of Mercato Class A Common Stock and Mercato Class B Common Stock that are entitled to vote and are voted at the special meeting, voting as a single class. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Merger Proposal.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote any shares of Mercato Common Stock owned by them in favor of the Merger Proposal. As of the record date, the Sponsor and its transferees owned         % of the issued shares of Mercato Common Stock.

Recommendation of the Mercato Board

THE MERCATO BOARD RECOMMENDS THAT

MERCATO STOCKHOLDERS VOTE “FOR” THE

MERGER PROPOSAL.

PROPOSAL NO. 3—THE ADJOURNMENT PROPOSAL

Overview

Mercato is proposing the Adjournment Proposal to allow the Mercato Board to adjourn the special meeting to a later date or dates (A) in order to solicit additional proxies from Mercato stockholders in favor of the Business Combination Proposal, (B) if as of the time for which the special meeting is scheduled, there are insufficient Mercato shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the special meeting or (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Mercato has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Mercato stockholders prior to the special meeting. The Adjournment Proposal will only be presented to Mercato stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Mercato stockholders, the Mercato Board may not be able to adjourn the special meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposal.

Vote Required for Approval

The Adjournment Proposal requires the affirmative vote (in person or by proxy) of holders of a majority of the outstanding shares of Mercato Class A Common Stock and Mercato Class B Common Stock that are entitled to vote and are voted at the special meeting, voting as a single class. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Adjournment Proposal.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote any shares of Mercato Common Stock owned by them in favor of the Adjournment Proposal. As of the record date, the Sponsor and its transferees owned         % of the issued shares of Mercato Common Stock.

Recommendation of the Mercato Board

THE MERCATO BOARD RECOMMENDS THAT

MERCATO STOCKHOLDERS VOTE “FOR” THE

APPROVAL OF THE ADJOURNMENT PROPOSAL IF

PRESENTED.

LEGAL MATTERS

Mayer Brown LLP, as U.S. counsel to Nuvini and New Nuvini, has passed upon the validity of the New Nuvini Warrants offered by this proxy statement/prospectus under New York law. Tauil & Chequer Advogados, affiliate of Mayer Brown LLP, has passed upon certain Brazilian legal matters for Nuvini.

Carey Olsen Cayman Limited has passed upon the validity of the New Nuvini Ordinary Shares offered by this proxy statement/prospectus under Cayman Islands law and certain other Cayman Islands legal matters for New Nuvini.

Certain legal matters relating to U.S. law have been passed upon for Mercato by Latham & Watkins LLP. Certain legal matters related to Cayman Islands law have been passed upon for Mercato by Maples Group.

EXPERTS

The financial statements of Mercato as of December 31, 2021 and for the period from February 22, 2021 (inception) through December 31, 2021 appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Mercato to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Nuvini as of and for the year ended December 31, 2021 included in this proxy statement/ prospectus have been audited by Deloitte Touche Tohmatsu Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report which expresses a qualified opinion on the financial statements. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Auditores Independentes Ltda is located at Av. Chucri Zaidan, 1240 São Paulo, Brazil.

ENFORCEMENT OF CIVIL LIABILITIES

New Nuvini is organized under the laws of the Cayman Islands, and certain of the individuals who may be directors and executive officers of New Nuvini, and certain experts named in this proxy statement/prospectus, reside outside of the United States. All or a substantial portion of the assets of such individuals and of New Nuvini may be located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon such individuals or New Nuvini, or to enforce against such individuals or New Nuvini in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. New Nuvini has been advised by counsel that there is doubt as to the enforceability in the Cayman Islands, in original actions or in actions for the enforcement of judgments of United States courts, of liabilities predicated solely upon the securities laws of the United States or enforce claims for punitive damages.

HOUSEHOLDING INFORMATION

Unless Mercato has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if Mercato believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are Mercato stockholders will be “householding” this proxy statement/prospectus. Mercato stockholders who participate in “householding” will continue to receive separate proxy cards. If stockholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of disclosure documents, the stockholders should follow these instructions:

•

If the shares are registered in the name of the stockholder, the stockholder should contact Mercato at its offices at 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah 84121 or by telephone at (801) 220-0055, to inform Mercato of his or her request; or

•	If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Mercato securities is Continental Stock Transfer & Trust Company. The transfer agent for New Nuvini securities is Continental Stock Transfer & Trust Company.

FUTURE SHAREHOLDER PROPOSALS

Pursuant to the New Nuvini Articles and Cayman Companies Law, shareholders holding at the date of deposit of the requisition not less than 10% in par value of the issued shares in the capital of New Nuvini which, as at that date, carry the right to vote at general meetings of New Nuvini, may request the directors of New Nuvini to convene a general meeting of the shareholders of New Nuvini. The requisition must state the objects of the general meeting and must be signed by the requisitionists and deposited at the registered office of New Nuvini. If the directors do not within twenty-one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing a majority of the total voting rights of all of them, may themselves convene a general meeting of New Nuvini, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 day period. Otherwise, New Nuvini shall hold an annual general meeting for as long as its securities are traded on a stock exchange or the directors of New Nuvini may convene a general meeting whenever they think fit. In each case, at least fourteen (14) clear days’ notice shall be given to the shareholders of New Nuvini of any annual general meeting or general meeting of New Nuvini.

WHERE YOU CAN FIND MORE INFORMATION

New Nuvini has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. New Nuvini’s public filings are also available to the public from the SEC’s website at www.sec.gov.

Mercato files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. Mercato’s public filings are also available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, New Nuvini is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, New Nuvini will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to Mercato has been supplied by Mercato, and all such information relating to Nuvini has been supplied by Nuvini. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or Mercato’s filings with the SEC (excluding exhibits) or if you have questions about the Business Combination or the Proposals to be presented at the special meeting, you should contact Mercato at the following address and telephone number:

Mercato Partners Acquisition Corporation

2750 E. Cottonwood Parkway, Suite #500

Cottonwood Heights, Utah 84121

Telephone: (801) 220-0055

Attention: Scott Klossner

You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from Mercato’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: MPRA.info@investor.morrowsodali.com, as proxy solicitor

Any of the documents you request will be available without charge. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are a Mercato stockholder and would like to request documents, please do so by                , 2023, or five business days prior to the special meeting, in order to receive them before the special meeting. If you request any documents from Mercato, such documents will be mailed to you by first class mail, or another equally prompt means.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of New Nuvini in addition to being a proxy statement of Mercato for the special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an Annex to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to Mercato has been supplied by Mercato, and all such information relating to Nuvini has been supplied by Nuvini. Information provided by either Mercato or Nuvini does not constitute any representation, estimate or projection of any other party. This document is a proxy statement of Mercato for the special meeting. Mercato has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including Mercato, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

MERCATO PARTNERS ACQUISITION CORPORATION

Nuvini S.A.

Nuvini S.A.—Consolidated Financial Statements for the Year ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Mercato Partners Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mercato Partners Acquisition Corporation (the “Company”) as of December 31, 2021, the related statements of operations, changes in stockholders’ deficit and cash flows for the period from February 22, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from February 22, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

West Palm Beach, FL

April 15, 2022

MERCATO PARTNERS ACQUISITION CORPORATION

BALANCE SHEET

DECEMBER 31, 2021

Assets:
Current assets:
Cash	$387,206
Prepaid expenses - current	478,734

Total current assets	865,940
Prepaid expenses - long-term	42,295
Cash held in Trust Account	233,450,000

Total Assets	$234,358,235

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$86,149
Accrued expenses	133,172
Franchise tax payable	37,022

Total current liabilities	256,343
Derivative liabilities	12,930,000
Deferred underwriting commissions	8,050,000

Total Liabilities	21,236,343
Commitments and Contingencies
Class A common stock subject to possible redemption; 23,000,000 shares at redemption value of $10.15 per share	233,450,000
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; no non-redeemable shares issued and outstanding	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding	575
Additional paid-in capital	—
Accumulated deficit	(20,328,683)

Total stockholders’ deficit	(20,328,108)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$234,358,235

The accompanying notes are an integral part of these financial statements.

MERCATO PARTNERS ACQUISITION CORPORATION

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM FEBRUARY 22, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

General and administrative expenses	$231,911
Franchise tax expenses	37,022

Loss from operations	(268,933)
Other income (expenses):
Change in fair value of warrant liabilities	124,990
Offering costs associated with derivative liabilities	(447,881)

Net loss	$(591,824)

Weighted average shares outstanding of Class A common stock, basic and diluted	3,862,620

Basic and diluted net loss per share, Class A common stock	$(0.07)

Weighted average shares outstanding of Class B common stock, basic and diluted	4,943,291

Basic and diluted net loss per share, Class B common stock	$(0.07)

The accompanying notes are an integral part of these financial statements.

MERCATO PARTNERS ACQUISITION CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE PERIOD FROM FEBRUARY 22, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance—February 22, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Excess of cash received over fair value of private placement warrants	—	—	—	—	3,961,710	—	3,961,710
Accretion of Class A common stock to redemption amount	—	—	—	—	(3,986,135)	(19,736,859)	(23,997,194)
Net loss	—	—	—	—	—	(591,824)	(591,824)

Balance—December 31, 2021	—	$—	5,750,000	$575	$—	$(20,328,683)	$(20,328,108)

The accompanying notes are an integral part of these financial statements.

MERCATO PARTNERS ACQUISITION CORPORATION

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM FEBRUARY 22, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Cash Flows from Operating Activities:
Net loss	$(591,824)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by related party under promissory note	4,578
Change in fair value of derivative warrant liabilities	(124,990)
Offering costs associated with derivative liabilities	447,881
Changes in operating assets and liabilities:
Prepaid expenses	(521,029)
Accounts payable	53,349
Accrued expenses	30,681
Franchise tax payable	37,022

Net cash used in operating activities	(664,332)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(233,450,000)

Net cash used in investing activities	(233,450,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from promissory note to related party	40,000
Repayment of promissory note from related party	(162,202)
Proceeds received from initial public offering, gross	230,000,000
Proceeds received from private placement	10,050,000
Offering costs paid	(5,451,260)

Net cash provided by financing activities	234,501,538

Net increase in cash	387,206
Cash—beginning of the period	—

Cash—end of the period	$387,206

Supplemental disclosure of noncash financing activities:
Deferred offering costs included in accounts payable	$32,800
Deferred offering costs included in accrued expenses	$102,491
Deferred offering costs paid by related party under promissory note	$117,624
Deferred underwriting commissions in connection with initial public offering	$8,050,000

The accompanying notes are an integral part of these financial statements.

Note 1 — Description of Organization, Business Operations and Going Concern

Mercato Partners Acquisition Corporation (the “Company”) is a blank check company incorporated in Delaware on February 22, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from February 22, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), described below, and since the Initial Public Offering, its search for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income from the proceeds derived from the Initial Public Offering and placed in a Trust Account (as defined below) and is subject to non-cash fluctuations in its statement of operations due to changes in the fair value of its derivative warrant liabilities. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Mercato Partners Acquisition Group, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on November 3, 2021. On November 8, 2021, the Company consummated its Initial Public Offering of 20,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $12.1 million, of which $4.0 million was for underwriting commissions (see Note 5), $7.0 million was for deferred underwriting commissions (see Note 5) and approximately $1.1 million was for offering costs, of which approximately $343,000 was allocated to derivative warrant liabilities. The Company granted the underwriter a 45-day option to purchase up to an additional 3,000,000 Units (“Over-allotment Units”) at the Initial Public Offering price to cover over-allotments (the “Over-allotment Option”). On November 19, 2021, the underwriter exercised the Over-allotment Option in full and, on November 23, 2021 purchased 3,000,000 Over-allotment Units, generating additional gross proceeds to the Company of $30.0 million. The Company incurred additional offering costs of approximately $1.7 million in connection with the over-allotment, of which $600,000 was paid for underwriting commissions, and approximately $1.1 million was for deferred underwriting commissions.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 9,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $9.0 million (Note 4). Simultaneously with the sale of the Over-allotment Units, on November 23, 2021, the Company consummated a second closing of the Private Placement of an aggregate of 1,050,000 additional Private Placement Warrants, at a price of $1.00 per Private Placement Warrant, with Sponsor pursuant to a Private Placement Warrants Purchase Agreement dated as of November 3, 2021. The second closing of the Private Placement generated additional aggregate gross proceeds of approximately $1.1 million.

Upon the closing of the Initial Public Offering, over-allotment and the Private Placement, $233.45 million ($10.15 per Unit) of net proceeds, including the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement, was placed in a trust account (“Trust Account”) with American Stock Transfer & Trust Company, LLC acting as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, or the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering, over-allotment and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholders’ meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially at $10.15 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 5). All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the liquidation, if there is a stockholder vote or tender offer in connection with the initial Business Combination and in connection with certain amendments to the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”). In accordance with U.S. Securities and Exchange Commission (the “SEC”) and its guidance on redeemable equity instruments, which has been codified in Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480-10-S99, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares will be issued with other freestanding instruments (i.e., public warrants), the initial carrying value of Class A common stock classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20. The Class A common stock is subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value immediately. The changes in redemption value are recognized as a one-time charge against additional paid-in capital (to the extent available) and accumulated deficit. While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, all of the Public Shares are redeemable and will be classified as such on the balance sheet until such date that a redemption event takes place.

If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Founder Shares (as defined in Note 4) prior to this Initial Public Offering (the “Initial Stockholders”) agreed to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A common stock sold in the Initial Public Offering, without the prior consent of the Company.

The Sponsor, executive officers, directors and director nominees have agreed not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their Class A common stock in conjunction with any such amendment. Any such payments would be made in the form of a loan.

The Company will have 15 months from the closing of the Initial Public Offering, or February 8, 2023, to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate the initial Business Combination within 15 months, the Company will, by resolution of its board if requested by the Sponsor, extend the period of time to consummate a Business Combination by an additional three months (for a total of 18 months to complete a Business Combination), subject to the Sponsor depositing additional funds into the Trust Account as set out below. In connection with any such extension, Public Stockholders will not be offered the opportunity to vote on or redeem their shares. In order to extend the time available for the Company to consummate the initial Business Combination for an additional three months, the Sponsor or its affiliates or designees must deposit into the Trust Account $0.10 per Public Share, or $2.3 million in the aggregate on or prior to the date of the deadline.

If the Company is unable to complete a Business Combination within 15 months from the closing of the Initial Public Offering or a potential three-month extension period (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then- outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as Stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining Stockholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses).

The Initial Stockholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter agreed to waive its rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.15 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the trust account as of the date of the liquidation of the Trust Account, if less than $10.15 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

As of December 31, 2021, the Company had approximately $387,000 in cash and working capital of approximately $652,000.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to purchase Founder Shares (as defined in Note 4) and a loan under the Note (as defined in Note 4) from the Sponsor of approximately $162,000. The Company fully repaid the Note on November 12, 2021. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering, over-allotment and the Private Placement held outside of the Trust Account.

In connection with management’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40 “Presentation of Financial Statements—Going Concern,” management has determined that liquidity needs, and the date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 8, 2023. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. Management plans to consummate a business combination prior to the mandatory liquidation date.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2021.

Cash Held in Trust Account

As of December 31, 2021, the Company had approximately $233.5 million in cash held in the Trust Account.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation (FDIC) coverage limit of $250,000. As of December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the derivative warrant liabilities have been allocated based on their relative fair value of total proceeds and are recognized in the statement of operations as incurred.

The 21,550,000 warrants issued in connection with the Initial Public Offering and the Private Placement (including the 11,500,000 Public Warrants, as defined in Note 4, included in the Units and the 10,050,000 Private Placement Warrants) were recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering and over-allotment that were directly related to the Initial Public Offering and over-allotment.

Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering and over-allotment based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the Class A common stock subject to possible redemption upon the completion of the Initial Public Offering and over-allotment. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Common Stock Subject to Possible Redemption

As discussed in Note 1, all of the 23,000,000 shares of Class A common stock sold as part of the Units in the Initial Public Offering contain a redemption feature. In accordance with the Accounting Standards Codification 480-10-S99-3A, “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company classified all of the shares of Class A common stock as redeemable. Immediately upon the closing of the Initial Public Offering, the Company recognized a one-time charge against additional paid-in capital (to the extent available) and accumulated deficit for the difference between the initial carrying value of the Class A common stock and the redemption value.

The Class A common subject to possible redemption reflected on the balance sheet are reconciled in the following table:

Gross proceeds from Initial Public Offering	$230,000,000
Less:
Fair value of Public Warrants at issuance	(6,966,700)
Offering costs allocated to Class A common stock subject to possible redemption	(13,306,293)
Plus:
Accretion on Class A common stock subject to possible redemption amount	23,722,993

Class A common stock subject to possible redemption	$233,450,000

Net Loss Per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net loss per share of common stock is calculated by dividing the net income by the weighted average shares of common stock outstanding for the respective period.

The calculation of diluted net income (loss) does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the over-allotment) and the Private Placement Warrants to purchase an aggregate of 21,550,000 shares of Class A common stock in the calculation of diluted income (loss) per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. The Company has considered the effect of Class B common stock that were excluded from the weighted average number of basic shares outstanding as they were contingent on the exercise of Over-allotment Option by the underwriter. Though the contingency was satisfied, the Company had losses for the period from February 22, 2021 (inception) through December 31, 2021. As such these shares were not included in the weighted average number as their inclusion would be anti-dilutive under the treasury stock method. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of common stock:

	For the Period From February 22, 2021 (inception) Through December 31, 2021
	Class A	Class B
Basic and diluted net income per common stock:
Numerator:
Allocation of net loss	$(259,598)	$(332,227)
Denominator:
Basic and diluted weighted average common stock outstanding	3,862,620	4,943,291

Basic and diluted net loss per common stock	$(0.07)	$(0.07)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the accompanying financial statements.

Note 3—Initial Public Offering

On November 8, 2021, the Company consummated its Initial Public Offering of 20,000,000 Units, at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $12.1 million, of which $4.0 million was for underwriting commissions (see Note 5), $7.0 million was for deferred underwriting commissions and approximately $1.1 million was for offering costs, of which approximately $343,000 was allocated to derivative warrant liabilities. On November 19, 2021, the underwriter exercised the Over-allotment Option in full and, on November 23, 2021 purchased 3,000,000 Over-allotment

Units, generating additional gross proceeds to the Company of $30.0 million. The Company incurred additional offering costs of approximately $1.7 million in connection with the over-allotment, of which $600,000 was paid for underwriting commissions, and approximately $1.1 million was for deferred underwriting commissions.

Each Unit consists of one share of Class A common stock, and one-half of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4—Related Party Transactions

Founder Shares

On March 4, 2021, the Sponsor purchased an aggregate of 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share (the “Founder Shares”). Of the 5,750,000 Founder Shares outstanding, up to an aggregate of 750,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was not exercised so that the Initial Stockholders will maintain ownership of 20% of the issued and outstanding shares of common stock upon the completion of the Initial Public Offering. On November 19, 2021, the underwriter exercised the Over-allotment Option in full and, on November 23, 2021 purchased 3,000,000 Over-allotment Units. As such, 750,000 Class B common stock were no longer subject to forfeiture.

In March 2021, each of the independent director nominees were transferred 40,000 Founder Shares (including the deemed beneficial ownership of 40,000 Founder Shares held by Context Partners Master Fund, L.P., an affiliated entity of one of the Company’s independent directors, Michael Rosen) and the Company’s Chief Financial Officer was transferred 35,000 Founder Shares. The transfer of the Founder Shares is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founders Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of December 31, 2021, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares that ultimately vest multiplied times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founders Shares.

The Initial Stockholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their common stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 9,000,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $9.0 million. Simultaneously with the sale of the Over-allotment Units, on

November 23, 2021, the Company consummated a second closing of the Private Placement of an aggregate of 1,050,000 additional Private Placement Warrants, at a price of $1.00 per Private Placement Warrant, with Sponsor pursuant to a Private Placement Warrants Purchase Agreement dated as of November 3, 2021. The second closing of the Private Placement generated additional aggregate gross proceeds of approximately $1.1 million.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable (except as described below in Note 7 under “Derivative Warrant Liabilities — Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees.

The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.

Related Party Loans

Promissory Note

On March 4, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan is non-interest bearing and payable upon the completion of the Initial Public Offering. As of November 8, 2021 (date of Initial Public Offering), the Company borrowed approximately $162,000 under the Note. The Company fully repaid the Note as of November 12, 2021. As of December 31, 2021 there was no outstanding balance on the promissory note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2021, the Company had no borrowings under the Working Capital Loans.

Extension Loans

If the Company anticipates that it may not be able to consummate the initial Business Combination within 15 months from the closing of the Initial Public Offering, the Company may, but is not obligated to, extend the period of time to consummate a Business Combination by an additional three months (for a total of 18 months to complete an initial Business Combination), as described in Note 1. In connection with such extension, the Sponsor or its affiliates or designees may loan the Company the required funds to deposit into the Trust Account of $0.10 per share of Class A common stock, for an aggregate of $2.3 million. Any such payments would be made in the form of a loan (the “Extension Loans”). The loans will be non-interest bearing and payable upon the consummation of the initial Business Combination. If the Company completes its initial Business Combination, the Company would be obligated to repay such loaned amounts. Following the consummation of the initial Business Combination, the lender will have the right to require the Company to convert the Extension Loans in whole or in part into private placement warrants of the post business combination entity at a price of $1.00 per warrant. If the Company does not complete a Business Combination, it will not repay such loans. As of December 31, 2021, the Company had no borrowings under the Extension Loans.

Advances from Related Parties

In addition, the Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made from funds held outside the Trust Account. No such amounts were reimbursed or accrued for as of December 31, 2021.

Note 5—Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans or Extension Loans, if any (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter received an underwriting discount of $0.20 per Unit, or $4.6 million in the aggregate, paid upon the closing of the Initial Public Offering and over-allotment. An additional fee of $0.35 per Unit, or $8.05 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. These deferred underwriting commissions are included in the accompanying balance sheet.

Note 6—Stockholders’ Deficit

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2021, there were 23,000,000 shares of Class A common stock issued and outstanding, all of which were subject to possible redemption and are classified as temporary equity.

Class B Common Stock

The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of December 31, 2021, there were 5,750,000 shares of Class B common stock issued and outstanding (see Note 4).

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of (1) the total number of all shares of common stock issued and outstanding upon completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any warrants issued upon the conversion of Working Capital Loans made to the Company, minus (2) the number of shares of Class A common stock redeemed by Public Stockholders in connection with the initial Business Combination. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

Holders of the Class A common stock and holders of the Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders, except as required by law. Each share of common stock will have one vote, subject to adjustment in the event the size of the Initial Public Offering increases or decreases on all such matters. However, only the holders of the Founder Shares will have the right to elect all of our directors prior to an initial Business Combination. In addition, prior to the completion of an initial Business Combination, holders of a majority of Founder Shares may remove a member of the board of directors for any reason. These provisions of the Company’s amended and restated certificate of incorporation may only be amended by a resolution passed by the holders of a majority of the Class B common stockholders.

Note 7—Derivative Warrant Liabilities

As of December 31, 2021, the Company had 11,500,000 Public Warrants and 10,050,000 Private Placement Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of our Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial business combination, holders of warrants will have the right, until such time as there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants, and during any period when we will have failed to maintain an effective registration statement, to exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under the caption “Redemption of warrants when the price per Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Stockholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per Class A common stock equals or exceeds $18.00. Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption which we refer to as the “30-day redemption period”; and

•

if, and only if, the last reported sale price (the “closing price”) of Class A common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities-Warrants-Public Stockholders’ Warrants—Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A common stock is available throughout the 30-day redemption period.

Redemption of warrants when the price per Class A common stock equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of Class A common shares to be determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock; and

•

if, and only if, the closing price of our Class A common stock equals or exceeds $10.00 per Public Share (as adjusted) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

The “fair market value” of Class A common stock for the above purpose shall mean the volume weighted average price of our Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A common stock per warrant (subject to adjustment).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8—Fair Value Measurements

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis as of the initial issuance date, December 31, 2021, by level within the fair value hierarchy:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative liabilities—Public Warrants	$6,900,000	$—	$—
Derivative warrant liabilities—Private Placement Warrants	$—	$6,030,000	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of Public Warrants was transferred from a Level 3 measurement to a Level 1 measurement when the Public Warrants were separately listed and traded in an active market in December 2021. The estimated fair value of the Private Warrants was transferred from a Level 3 measurement to a Level 2 fair value measurement in December 2021, as the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. There were no other transfers to/from Levels 1, 2, and 3 during the period from February 22, 2021 (inception) through December 31, 2021.

Note 9—Income Taxes

The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible. There was no income tax expense for the period from February 22, 2021 (inception) through December 31, 2021.

The income tax provision (benefit) consists of the following:

For the period from February 22, 2021 (inception) through December 31, 2021
Current
Federal	$—
State	—
Deferred
Federal	(56,476)
State	—
Change in valuation allowance	56,476

Income tax provision	$—

The Company’s net deferred tax assets are as follows:

December 31, 2021
Deferred tax assets:
Start-up/Organization costs	$48,701
Net operating loss carryforwards	7,775

Total deferred tax assets	56,476
Valuation allowance	(56,476)

Deferred tax asset, net of allowance	$—

As of December 31, 2021, the Company had $37,022 of U.S. federal operating loss carryovers that do not expire and are available to offset future taxable income. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2021, the change in the valuation allowance was $56,476.

There were no unrecognized tax benefits as of December 31, 2021. No amounts were accrued for the payment of interest and penalties at December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company considers Utah to be a significant state tax jurisdiction.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows for the period from February 22, 2021 (inception) through December 31, 2021:

For the period from February 22, 2021 (inception) through December 31, 2021
Statutory federal income tax rate	21.0%
Change in fair value of derivative warrant liabilities	4.4%
Offering costs associated with derivative warrant liabilities	(15.9)%
Change in valuation allowance	(9.5)%

Income Tax Expense	0.0%

Note 10—Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date financial statements were available to be issued. Based upon this review, except as noted below, the Company determined that there have been no events that have occurred that would require adjustments to the disclosures in the financial statements.

On April 11, 2022, the Company entered into an agreement that provided that, commencing on the date of the agreement through the earlier of consummation of the initial Business Combination or the liquidation, the Company agreed to pay the Sponsor up to $15,000 per month for office space, administrative support and other services provided to members of the Company’s management team. For the period from February 22, 2021 (inception) through December 31, 2021, the Company did not incur any expenses under this agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nuvini S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Nuvini S.A. and subsidiaries (the “Company”) as of December 31, 2021, the related consolidated statement of loss and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, except for the matter described in the following paragraph, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2, the accompanying financial statements are not presented in accordance with International Accounting Standard 1, Presentation of Financial Statements, as they do not include comparative figures, which constitutes a departure from International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency of BRL 203,086 thousand that raises substantial doubt about its ability to continue as a going concern. Management´s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of the 2021 Financial Statements

As discussed in Note 3 to the financial statements, the accompanying 2021 financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on the Company´s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

Sao Paulo, Brazil

March 24, 2023

We have served as the Company’s auditor since 2020

Nuvini S.A. Consolidated Statement of Financial Position

As of December 31, 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	12/31/2021	1/01/2021
		(As Restated)	(As Restated)
ASSETS
Current assets
Cash and cash equivalents	8	10,901	1,648
Trade accounts receivable, net	9	10,249	17
Short-term advances		1,846	33
Other current assets		707	11

Total current assets		23,703	1,709

Non-current assets
Property and equipment, net	11	2,398	210
Right-of-use assets, net	11	2,457	—
Intangible assets, net	12	151,383	35,365
Goodwill	12	286,409	55,380
Other non-current assets		173	5

Total non-current assets		442,820	90,960

Total assets		466,523	92,669

LIABILITIES
Current liabilities
Accounts payable to suppliers		5,261	773
Salaries and labor charges	13	8,893	973
Loans and financing	14	6,403	—
Debentures	15	60,484	—
Exposure premium liability	15	745	—
Lease liability	11	1,043	—
Income taxes payable		2,064	—
Taxes, fees and contributions payable		2,327	428
Deferred revenue	20	4,368	38
Deferred and contingent consideration on acquisitions	6 and 7	122,734	20,078
Related parties	10	9,922	2,608
Other current liabilities		2,545	17

Total current liabilities		226,789	24,915

Non-current liabilities
Loans and financing	14	1,897	—
Subscription rights	7 and 17	17,769	—
Taxes and contributions payable		1,664	—
Deferred and contingent consideration on acquisitions	6 and 7	168,571	58,136
Lease liability	11	1,494	—
Provisions for risks	16	32,586	673
Deferred taxes		48,951	12,178
Other non-current liabilities		3,602	—

Total non-current liabilities		276,534	70,987

Total liabilities		503,323	95,902

SHAREHOLDERS’ DEFICIT	17
Share capital		38,904	10
Capital reserves		3,738	(1,500)
Accumulated losses		(79,442)	(1,743)

Total shareholders’ deficit		(36,800)	(3,233)

Total liabilities and shareholders’ deficit		466,523	92,669

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Nuvini S.A. Consolidated Statement of Loss and Comprehensive Income

for the year ended December 31, 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2021
		(As Restated)
Net operating revenue	20	89,864
Cost of services provided	21	(39,556)

Gross profit (loss)		50,308

Sales and marketing expenses	21	(22,597)
General and administrative expenses	21	(52,350)
Impairment of goodwill	12	(6,758)
Other operating income (expenses), net	21	12

Operating loss		(31,385)

Financial income and expenses, net	22	(42,479)

Loss before income tax		(73,864)

Income tax, net	23	(3,835)

Net loss representing total comprehensive loss for the year		(77,699)

Loss per share
Basic and diluted loss per share (R$)	18	(0.71)

The above consolidated statement of loss should be read in conjunction with the accompanying notes.

Nuvini S.A. Consolidated Statement of Changes in Equity

for the year ended December 31, 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	Share Capital	Capital Reserves	Accumulated Losses	Total
Balances as of December 31, 2020 (as restated)		10	(1,500)	(1,743)	(3,233)
Capital increase		38,894	—	—	38,894
Subscription rights	17	—	1,500	—	1,500
Provision for share-based payment	19	—	3,738	—	3,738
Net loss representing total comprehensive loss for the year (as restated)		—	—	(77,699)	(77,699)

Balances as of December 31, 2021 (as restated)		38,904	3,738	(79,442)	(36,800)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Nuvini S.A. Consolidated Statement of Cash Flows

for the year ended December 31, 2021

(In thousands of Brazilian reais, unless otherwise stated)

		2021
	Notes	(As Restated)
Cash flow from operating activities
Loss before income tax		(73,864)
Adjustments for:
Depreciation and amortization	11 and 12	13,578
Share-based payment expense	19	3,738
Increase in provisions		10,007
Interest on loans, financing and debentures	13, 14 and 21	5,804
Interest on lease liabilities	10	103
Allowance for expected credit loss	9	117
Write-offs accounts receivable		487
Impairment of goodwill	12	6,758
Loss on disposal of assets	11	134
Deferred and contingent consideration adjustment	6 and 7	32,365
Employee bonus provision		1,661
Fair value of subscription rights		2,619
Decrease (increase) in operating assets:
Trade accounts receivable	9	(3,027)
Other assets		(943)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers		(3,320)
Salaries and labor charges	13	2,133
Taxes and fees		(464)
Deferred revenue		4,330
Other liabilities		(3,991)
Income taxes paid	23	(4,953)

Net cash used in operating activities		(6,728)

Investment activities
Cash payments to acquire property and equipment	11	(1,085)
Cash payments to acquire intangibles	12	(2,723)
Acquisition of subsidiaries – net of cash acquired	6 and 7	(90,979)

Net cash used in investment activities		(94,787)

Financing activities
Payment of principal loans and financing	14 and 15	(10,962)
Interest paid	14 and 15	(3,546)
Payment of principal portion of lease liabilities	11	(596)
Proceeds from debentures, loans, and financing	14 and 15	73,736
Capital increase	17	35,693
Proceeds on issuance of subscription rights	17	15,150
Proceeds from related party loans	10	14,793
Payment of principal on related party loans	10	(3,000)
Payment of deferred and contingent consideration on acquisitions	6 and 7	(10,500)

Net cash from financing activities		110,768

Net increase in cash and cash equivalents		9,253

Cash and cash equivalents at the beginning of the year	8	1,648
Cash and cash equivalents at the end of the year	8	10,901

Net increase in cash and cash equivalents		9,253

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NUVINI S.A.

EXPLANATORY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts expressed in thousands of reais—R$, except as otherwise indicated)

Note 1. Corporate and business information

Nuvini S.A. (the “Company”, or “Nuvini”) is a privately held corporation, located at Rua Jesuíno Arruda, nº 769, sala 20B, Itaim Bibi, in São Paulo, Brazil, and incorporated on October 21, 2020. The Company is a holding company and conducts substantially all of its business through its acquired subsidiaries (collectively, the “Nuvini Acquired Companies”). Nuvini and its subsidiaries, including the Nuvini Acquired Companies, will be referred to collectively herein as the “Group”.

Nuvini’s strategy is focused on acquiring and operating established companies in the business-to-business (“B2B”) software as a service (“SaaS”) market in Brazil and Latin America. Nuvini’s acquisition targets are generally profitable B2B SaaS companies with a consolidated business model, recurring revenue, positive cash generation and/or growth potential.

Nuvini’s business philosophy is to invest in established companies and foster an entrepreneurial environment that enables companies to become leaders in their respective industries, creating value through long-term partnerships with existing management teams and accelerating growth through improved commercial strategies, increased efficiency of internal processes and enhanced governance structures.

Consolidated subsidiaries

The following table lists the Company’s subsidiaries as of December 31, 2021. The subsidiaries have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business:

Subsidiaries	Place of Business/ Country of Incorporation	Equity Ownership Held by the Company 12/31/2021
Effecti Tecnologia Web LTDA. (“Effecti”)	Brazil	100%
Leadlovers Tecnologia LTDA. (“Leadlovers”)	Brazil	100%
Ipe Tecnologia LTDA. (“Ipe”)	Brazil	100%
Dataminer Dados, Informacoes E Documentos LTDA. (“Datahub”)	Brazil	100%
Onclick Sistemas de Informacao LTDA. (“Onclick”)	Brazil	100%
Simplest Software LTDA (“Mercos”)	Brazil	100%
Nuvini LLC	United States of America	100%

Effecti

On October 30, 2020, Nuvini acquired 100% of the equity interest of Effecti. Effecti sells access to the “My Effecti” platform, a tool used by companies that wish to participate in bids. Within the platform, bidders can find, register, dispute and monitor the notices issued by the Brazilian federal, state and municipal government through electronic trading sessions.

Leadlovers

On February 5, 2021, Nuvini acquired 100% of the equity interest of Leadlovers, a company based in Curitiba, Paraná that delivers an all-in-one digital marketing platform. Leadlovers offers a 100% online platform to optimize companies’ digital marketing strategy and assist entrepreneurs in enhancing online sales, allowing them to streamline and automate repetitive marketing processes.

Ipe

On February 19, 2021, Nuvini acquired 100% of the equity interest in Ipe, a company based in Uberlândia, Minais Gerais, which serves as the largest enterprise resource planning (“ERP”) service provider for eyeglass shops. Ipe offers store owners an ERP system subscription that aims to help manage stores, meet tax obligations and optimize sales.

Datahub

On February 24, 2021, Nuvini acquired 100% of the equity interest in Datahub, a company based in Tupã, São Paulo that offers an innovative data intelligence platform, uniting cutting-edge technology and new data sources. Datahub utilizes sophisticated and efficient data analytics, machine learning, and customer knowledge to drive efficiencies in marketing, sales, risk, and compliance actions, while prioritizing responsible data management to protect its customers’ business.

Onclick

On April 22, 2021, Nuvini acquired 100% of the equity interest in Onclick, a company based in Marília, State of São Paulo. Onclick comprises three subsidiaries; Onclick Sistemas de Informacao LTDA, APIE.COMM Tecnologia LTDA (“Apie.comm”), and Commit Consulting LTDA. (“Commit”). Together, the subsidiaries offer the following services to the market:

•	A management ERP for retail, e-commerce, industry, distribution and services.

•	Business management in technology offering IT solutions and business processes tailored to its customers.

•	Complete integration solution to support various technologies involved in e-commerce operations.

Mercos

On June 30, 2021, Nuvini acquired 100% of the equity interest in Mercos, a software company that organizes and automates the activities of independent sales representatives and sales orders from manufacturers and distributors. Mercos is focused on providing e-commerce and sales solutions for B2B entities.

Nuvini LLC

Nuvini LLC was incorporated on November 9, 2020 in the United States of America to explore opportunities for strategic partnerships abroad. Nuvini LLC has no relevant operations for the year ended December 31, 2021.

See note 6 for additional information regarding those entities acquired in 2021.

Note 2. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee. The financial statements comply with IFRS as issued by the International Accounting Standards Board, except for the presentation of comparative financial information for a complete set of financial statements.

The consolidated financial statements consist of the consolidated statement of financial position, the consolidated statement of loss, the consolidated statement of changes in equity and the consolidated statement of cash flows and have been prepared under a historical cost basis, except for the valuation of certain assets and liabilities such as those arising from business combinations and according to the accounting practices described in note 4. The consolidated statement of cash flows has been prepared using the indirect method. Intercompany transactions and balances between the Group’s companies are eliminated upon consolidation.

The issuance of the consolidated financial statements was authorized by the Board of Directors on March 24, 2023.

Reorganization of Keiretsu and Nuvini

On June 30, 2021, Nuvini completed a common control corporate reorganization whereby Keiretsu Tecnologia SA (“Keiretsu”), a joint-stock holding company with no operations and headquartered in the City of São Paulo, State of São Paulo, and owner of 100% of the capital stock of Nuvini, was merged into Nuvini, with Nuvini being the surviving entity. The reorganization and merger was approved by the shareholders of Nuvini and the shareholders of Keiretsu at the respective extraordinary general shareholder meetings held on June 30, 2021. The management team of Nuvini and Keiretsu had concluded that merger would bring advantages to both Nuvini and Keiretsu and their shareholders, resulting in greater operational, administrative, and financial efficiency, with a reduction in operating costs for Nuvini.

The merger was completed through a share exchange transaction, whereby each share previously held by the Keiretsu shareholders was exchanged for 1 Nuvini share, with no change to their proportional interests in Nuvini. As a result, the net liabilities of Keiretsu of R$109,869 on the date of the share exchange, including the contingent consideration relating to the Effecti acquisition completed in 2020 that had been assumed by Keiretsu (as described in note 6), were assumed by Nuvini.

As Keiretsu and Nuvini were entities under common control for the periods presented in these consolidated financial statements, the reorganization and merger has been evaluated as a business combination under common control (“BUCC”). IFRS currently does not have authoritative guidance related to the accounting and reporting for BUCC’s. The Group’s management team (“Management”) has elected to account for the reorganization as a merger based on the historical accounting basis of the assets and liabilities assumed. The consolidated financial statements have been presented as if the reorganization and merger had been affected as of January 1, 2021.

Impacts of the COVID-19 pandemic

The Group continues to monitor the impacts stemming from the COVID-19 pandemic and maintain the preventive and mitigating measures adopted since 2020, in line with the directions established by health authorities regarding the safety of its employees.

In the current scenario and based on the events and circumstances known up to the date of the presentation of these financial statements, the Group has not identified factors arising from COVID-19 that could significantly impact the financial statements.

Going concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Nuvini is a holding company that conducts its business through its acquired operating subsidiaries and derives all of its revenues from the Nuvini Acquired Companies’ proprietary SaaS businesses, which consist of revenue from fees paid by the Nuvini Acquired Companies’ customers for using the Nuvini Acquired Companies’ proprietary software.

The Company is an early-stage company and since inception has incurred operating losses and negative operating cash flows.

For the year ended December 31, 2021, the Company incurred a net loss of R$(77,699) and on December 31, 2021, the Company had a working capital deficit of R$(203,086) and shareholders’ deficit of R$(36,800). Management believes it will continue to incur operating and net losses at least for the medium term.

To date, Nuvini has met its operations funding requirements primarily through the issuance of equity capital, loans and borrowings from financial institutions, private placements of debentures, and deferred and/or contingent payment on acquisitions, as well as from revenue generated from the Group’s operations.

As discussed in notes 14 and 15, on December 31, 2021 the Company had current debt obligations outstanding of R$66,887, which included the entire balance of amounts owed under the debentures issued in 2021 and due in 2026, as the Company was not in compliance with financial covenants associated with the debentures at December 31, 2021 and had short-term obligations under related party loans of R$9,922 (see note 10 for further details).

The Company has paid for its acquisitions in cash, with a significant portion of the acquisition price deferred and financed with the sellers of the acquired companies, including deferred and contingent consideration based on future operating and financial metrics, which were generally payable over 3 years following the acquisition. As further discussed in notes 6 and 7, on December 31, 2021 the Company had recorded a total of R$291,305 for estimated seller payments, including deferred and contingent consideration, of which R$122,734 was estimated to be payable during 2022.

On December 31, 2021 the Company had cash and cash equivalents, including short-term investments, of R$10,901.

The Company’s future profitability and liquidity is particularly dependent upon the organic growth and operating performance of the Nuvini Acquired Companies and the expansion of its businesses through additional acquisitions of SaaS companies or SaaS-related assets. The Company cannot be certain when or if its operations will generate sufficient cash to fully fund its ongoing operations or the growth of its business. The Company’s business will likely require significant additional amounts of capital resources to sustain and expand operations to generate sufficient cash flow to meet its obligations on a timely basis.

The Company has determined that these factors raise substantial doubt about its ability to continue as a going concern.

As further discussed at note 15, the debenture holders have subsequently granted the Company’s requests to waive the 2021 covenant violations and the amended 2022 covenant violations.

Additionally, as further discussed at notes 6 and 7, the Company has subsequently taken additional steps to preserve liquidity and manage cash flows by amending the terms of amounts payable or contingently payable under the purchase and sale agreements with sellers for all of its acquisitions. These amendments have included extension or further deferral of payment installments as well as modification of the terms to contemplate a portion of the amounts due to be payable in shares of the Company in the future.

As discussed in note 10, the Company also has loans with the Group’s CEO. During 2022, the Company received additional loans in the amount of R$5,750 with similar terms and conditions. In December 2022, all amounts payable under these loans, amounting to R$16,799, were converted into subscription rights.

There can be no assurance that these or additional capital and financing resources, continued waivers of covenant violations under the debentures agreement, or further extensions or modifications of payment terms of seller acquisition financing will be available to the Company on commercially acceptable terms, or at all. If the Company raises funds to pay any of its obligations by issuing additional equity securities, dilution to stockholders may result. The terms of debt securities or borrowings could impose significant additional restrictions on operations.

If the Company is unable to obtain adequate capital resources to fund operations, it would not be able to continue to operate its business pursuant to its current business plan, which may require reductions in spending to a sustainable level by, among other things, delaying, scaling back or eliminating some or all its planned investments in business development, sales and marketing, research and development, and other activities, which could have a material impact on its operations and limit its ability to fully execute its business acquisition strategy, which may directly and negatively affect its business, operating and financial results.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3. Restatement of previously issued consolidated financial statements

The Company concluded that the previously issued consolidated financial statements for the year ended December 31, 2021 contained errors relating to the accounting for the (i) measurement and recognition of consideration transferred in the business combinations, which impacted liabilities for deferred and contingent consideration on acquisitions, as well as goodwill associated with these business combinations; (ii) recognition of deferred taxes associated with assets acquired and liabilities assumed in business combinations; (iii) purchase price allocations for the subsidiary Onclick, and associated depreciation and amortization of the acquired assets; (iv) measurement and recognition of a derivative liability associated with the Exposure Premium (as defined in note 15) agreements negotiated in connection with the Company’s debenture agreement; (v) recognition of share-based compensation expense; (vi) reclassification of intangible asset amortization expense, (vii) measurement and classification of subscription rights, and (viii) classification and presentation of the statement of cash flows.

The following is a summary of the errors and their impact on the financial statements as previously reported:

Measurement and recognition of consideration transferred in business combinations

The Company corrected certain errors related to the measurement and recognition of the deferred and contingent consideration transferred associated with the business combinations of Effecti, Leadlovers, Ipe, Datahub, Onclick and Mercos. More specifically, as part of these business combinations, the Company entered into contingent arrangements with the sellers of the Nuvini Acquired Companies, which consisted of future cash payment to these sellers, which were initially measured based on projections of future revenue and/or EBITDA of the Nuvini Acquired Companies. The Company determined that the projections previously utilized were incorrect, as well as liabilities initially recognized as deferred consideration on acquisitions did not properly consider present value adjustments for the time value of money.

The correction of the errors described above resulted in (i) a decrease to goodwill of R$162,429, (ii) a decrease to deferred and contingent consideration on acquisitions of R$126,681, and (iii) an increase to financial income and expenses of R$35,748.

Recognition of deferred taxes associated with assets acquired and liabilities assumed in business combinations

The Company determined that it had not properly recognized the deferred taxes arising from the differences between the fair value of identified assets and assumed liabilities in the business combinations, and their respective tax bases. The correction of these errors resulted in (i) an increase to goodwill of R$52,907, (ii) an increase to deferred tax liabilities of R$48,951 and (iii) a decrease to income tax expense R$3,956.

Onclick purchase price allocations

The Company determined it had previously utilized incorrect assumptions relating to the fair value of identifiable assets acquired and liabilities assumed for the acquisition of Onclick. The correction of these errors resulted in (i) an increase to goodwill of R$13,348, (ii) a decrease to intangible assets of R$10,348, (iii) a decrease to impairment of goodwill expense of R$2,307 and (iv) a decrease to cost of services provided relating to the amortization of intangible assets of R$693.

Exposure premium liability

The Company determined that an error existed in the measurement and recognition of a free-standing derivative liability as a result of the Exposure Premium agreements entered into in connection with the Company’s debentures issued in 2021 (see note 15). The Exposure Premium represents a free-standing financial instrument that meets the definition of a derivative and should have been recorded as a financial liability based on its fair value.

The correction of this error resulted in the recognition of the Exposure Premium as a derivative liability and an expense in the financial income and expenses section of the consolidated statement of loss in the amount of R$745 as of December 31, 2021. Refer to note 15 for additional information.

Recognition of share-based compensation expense

The Company determined that an error existed in the measurement and recognition of share-based compensation expense relating to equity settled share-based payments to executives and advisors providing services to the Company, that were originally granted by Keiretsu, and should have been recorded as a capital contribution to the Company in accordance with IFRS 2—Share-Based Payment. The correction of this error resulted in (i) an increase to general and administrative expense of R$1,900, (ii) an increase to share capital in the amount of R$2,015, and (iii) a decrease in capital reserves in the amount of R$115.

Intangible asset amortization expense

The Company identified errors in the classification of amortization expense relating to certain intangible assets. The correction of the error resulted in a reclassification of R$13,197 from general and administrative expense to cost of services provided.

Measurement and classification of subscription rights

The Company determined that an error existed in the measurement and classification of subscription rights issued to investors on October 8, 2021 (see note 17). Such instruments were previously recorded as equity instruments. However, as these subscription rights can only be exercised in the future for a variable number of the Company’s common shares, they should be accounted for as a derivative financial liability and measured at fair value. The correction of this error resulted in (i) an increase to subscription rights liability of R$17,769, (ii) a decrease to capital reserves of R$15,151, and (iii) an increase to expense in the financial income and expenses section of the consolidated statement of loss of R$2,619.

Additionally, the Company reclassified R$1,500 from capital reserves to share capital for the portion of subscription rights not accounted for as derivative financial liabilities, as they can be exercised in the future for a fixed number of the Company’s common shares.

Cash flow presentation

The Company also determined that an error existed in the classification of amounts presented as cash used in investing activities in the consolidated statement of cash flows related to the acquisition of property, plant and equipment and intangible assets in the business combinations that did not represent cash transactions. The correction of this error resulted in a reclassification of a cash transaction to a non-cash transaction.

As a result, the Company has restated its consolidated statement of cash flows for the year ended December 31, 2021.

The adjustments to correct the historical errors described above are presented below (collectively, the “Restatement Adjustments”).

The following tables summarize the effects of the Restatement Adjustments to the Company’s restated consolidated statement of financial position as of December 31, 2021 and its restated consolidated statement of loss for the year ended December 31, 2021, and its restated consolidated statement of cash flows for the year ended December 31, 2021. In addition to the restatement of the financial statements, certain historical information within the notes to the consolidated financial statements have also been restated to reflect the correction of the Restatement Adjustments.

Restated consolidated statement of financial position

	12/31/2021
	Previously Reported	Restatement Adjustments	Restatement Reference	As Restated
ASSETS
Non-current assets
Intangible assets, net	161,731	(10,348)	(c)	151,383
Goodwill	382,583	(96,174)	(a)(b)(c)	286,409

Total non-current assets	549,342	(106,522)		442,820

Total assets	573,045	(106,522)		466,523

LIABILITIES
Current liabilities
Exposure premium liability	—	745	(d)	745
Deferred and contingent consideration on acquisitions	133,332	(10,598)	(a)	122,734

Total current liabilities	236,642	(9,853)		226,789

Non-current liabilities
Subscription rights	—	17,769	(g)	17,769
Deferred and contingent consideration on acquisitions	284,652	(116,081)	(a)	168,571
Deferred taxes	—	48,951	(b)	48,951

Total non-current liabilities	325,895	(49,361)		276,534

Total liabilities	562,537	(59,214)		503,323

EQUITY
Share capital	35,389	3,515	(e)(g)	38,904
Capital reserves	20,504	(16,766)	(e)(g)	3,738
Accumulated losses	(45,385)	(34,057)		(79,442)

Total shareholders’ equity	10,508	(47,308)		(36,800)

Total liabilities and shareholders’ equity	573,045	(106,522)		466,523

Restated consolidated statement of loss

	Year Ended December 31, 2021
	Previously Reported	Restatement Adjustments	Restatement Reference	As Restated
Cost of services provided	(27,053)	(12,503)	(c)(f)	(39,556)

Gross profit (loss)	62,811	(12,503)		50,308

General and administrative expenses	(63,647)	11,297	(e)(f)	(52,350)
Impairment of goodwill	(9,065)	2,307	(c)	(6,758)

Operating loss	(32,486)	1,101		(31,385)

Financial income and expenses, net	(3,368)	(39,111)	(a)(d)(g)	(42,479)

Loss before income tax	(35,854)	(38,010)		(73,864)

Income tax	(7,791)	3,956	(b)	(3,835)

Net loss for the year	(43,645)	(34,054)		(77,699)

Restated consolidated statement of cash flows

	Year Ended December 31, 2021
	Previously Reported	Restatement Adjustments	Restatement Reference	As Restated
Cash flow from operating activities
Loss before income tax	(35,854)	(38,010)		(73,864)
Adjustments for:
Depreciation and amortization	14,270	(692)	(c)	13,578
Share-based payment expense	1,838	1,900	(e)	3,738
Increase in provisions	9,045	962	(d)(h)	10,007
Interest on loans, financing and debentures	5,514	290	(g)(h)	5,804
Impairment of goodwill	9,065	(2,307)	(c)	6,758
Loss on disposal of assets	126	8	(h)	134
Deferred and contingent consideration adjustment	(3,383)	35,748	(a)	32,365
Employee bonus provision	881	780	(h)	1,661
Fair value adjustment	—	2,619	(g)	2,619
Other expenses	157	(157)	(h)	—
Decrease (increase) in operating assets:
Trade accounts receivable	(10,350)	7,323	(h)	(3,027)
Other assets	(2,677)	1,734	(h)	(943)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers	4,487	(7,807)	(h)	(3,320)
Salaries and labor charges	7,922	(5,789)	(h)	2,133
Taxes and fees	2,789	(3,253)	(h)	(464)
Other liabilities	6,130	(10,121)	(h)	(3,991)

Cash used in operating activities	14,997	(16,772)		(1,775)

Net cash used in operating activities	10,044	(16,772)		(6,728)

Cash flow from investment activities
Acquisition of property and equipment in business combinations	(3,912)	3,912	(h)	—
Acquisition of intangibles in business combinations	(5,996)	5,996	(h)	—
Purchases of property and equipment	(1,228)	143	(h)	(1,085)
Purchases of intangibles	(2,762)	39	(h)	(2,723)
Acquisition of subsidiaries	(102,001)	11,022	(h)	(90,979)
Payment of contingent consideration	(10,500)	10,500	(h)	—

Net cash used in investment activities	(126,399)	31,612		(94,787)

Financing Activities
Payment of principal loans and financing	(10,503)	(459)	(h)	(10,962)
Interest paid	(3,702)	156	(h)	(3,546)
Payment of principal portion of lease liabilities	(521)	(75)	(h)	(596)
Proceeds from debentures, loans, and financing	75,736	(2,000)	(h)	73,736
Funding of debentures, loans and financing in business combinations	1,741	(1,741)	(h)	—
Capital increase	37,785	(2,092)	(h)	35,693
Proceeds from related party loans	9,922	4,871	(h)	14,793
Payment of principal on related party loans	—	(3,000)	(h)	(3,000)
Payment of contingent consideration	—	(10,500)	(h)	(10,500)

Net cash from financing activities	125,608	(14,840)		110,768

(a) Measurement and recognition of consideration transferred in business combinations—The correction of the errors described above resulted in (i) a decrease to goodwill of R$96,174, (ii) a decrease to deferred and contingent consideration on acquisitions of R$126,679 and (iii) an increase to financial income and expenses of R$39,111.

(b) Recognition of deferred taxes associated with assets acquired and liabilities assumed in business combinations—The correction of the errors described above resulted in (i) an increase to goodwill of R$52,907, (ii) an increase to deferred tax liabilities of R$48,951 and (iii) a decrease to income tax expense R$3,956.

(c) Onclick purchase price allocations—The correction of the errors described above resulted in (i) an increase to goodwill of R$13,348, (ii) a decrease to intangible assets of R$10,348, and (iii) a decrease to impairment of goodwill expense of R$2,307 and (iv) a decrease to cost of services provided of R$693.

(d) Exposure premium liability—The correction of the errors described above resulted in (i) recognition of an exposure premium liability of R$745 and (ii) an increase in financial income and expenses of R$745.

(e) Share-based compensation expense—The correction of the errors described above resulted in (i) a decrease to capital reserves of R$115, (ii) an increase to general and administrative expense of R$1,900, and (iii) an increase to share capital of R$2,015.

(f) Intangible asset amortization expense—The correction of the errors described above resulted in a reclassification of R$13,197 from general and administrative expense to cost of services provided.

(g) Measurement and classification of subscription rights—The correction of the error described above resulted in (i) an increase in subscription rights liability of R$17,769, (ii) a decrease to capital reserves of R$15,151, (iii) an increase to expense in the financial income and expenses section of the consolidated statement of loss of R$2,619, and (iv) a reclassification of R$1,500 from capital reserves to share capital for the portion of subscription rights not accounted for as derivative financial liabilities.

(h) Cash flow presentation—Unless otherwise noted, restatement adjustments in the consolidated statement of cash flows relate to presentation errors. Specifically, errors relating to the acquisition of property, plant and equipment and intangible assets in the business combinations being reclassified from the investing section of the statement of cash flows to the non-cash section, in addition to other errors that were identified.

Note 4. Summary of significant accounting policies

Basis of consolidation

As of December 31, 2021, the consolidated financial statements include information from the subsidiaries Effecti, Leadlovers, Ipe, Datahub, Mercos, Onclick and Nuvini LLC. The consolidated financial statements incorporate the financial positions and the operational results of subsidiaries that the Group controls. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between the Company and its subsidiaries are eliminated, if applicable.

Functional currency and presentation currency

The items included in the Group’s financial statements are measured using the currency of the main economic environment in which the Group operates (its “functional currency”). The financial statements are presented in thousands of Brazilian Reais (R$), which is the functional currency of the Group.

Business combinations

Business acquisitions are accounted for using the acquisition method. The Group determines that it has acquired a business, rather than a group of assets, when the acquired set of assets and activities include an input and a substantive process that together significantly contribute to the ability to create outputs. Acquisition-related costs are expensed when incurred.

The consideration transferred in a business combination is measured at fair value. On the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value on the acquisition date, unless otherwise stated.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When consideration transferred by the Group in a business combination includes an obligation of the Group to provide additional payments to the sellers based on future performance of the business sold or services to the Group (a contingent consideration, as described in note 6), the Group evaluates whether the contingent consideration should be accounted for as compensation for post-combination services or contingent consideration and included in consideration transferred in accordance with IFRS 3—Business Combinations (“IFRS 3”). If the Group determines the arrangement is contingent consideration, the arrangement is further evaluated to see if the payments should be accounted for as an additional cash consideration or equity interests to the former owners (seller) if certain future events occur. The current arrangements resulting from the acquisitions detailed in note 6 have been accounted for as contingent consideration, are measured at fair value at the acquisition date and included in the consideration transferred.

Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retroactively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date), related to facts and circumstances that existed at the acquisition date.

Deferred and contingent considerations are remeasured at fair value at subsequent reporting dates and changes in fair value are recognized in profit or loss.

If the initial accounting for a business combination is incomplete at the end of the period in which the combination occurred, the Group records provisional amounts based on estimated or projected values for items for which accounting is incomplete. These provisional amounts are adjusted during the measurement period or additional assets and liabilities are recognized to reflect new information obtained relating to facts and circumstances existing at the acquisition date, which, if known, would have affected the amounts recognized on that date.

Financial instruments

Financial assets and financial liabilities are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets are presented as current assets, except those with maturity of more than 12 months after the balance sheet date. The classification of the Group’s financial assets and liabilities is detailed in note 7.

Financial assets

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are measured subsequently at fair value through other comprehensive income (“FVTOCI”):

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets.

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”).

Despite the foregoing, the Group may make the following irrevocable election/designation at initial recognition of a financial asset:

•	The Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met.

•	The Group may irrevocably designate an investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the financial instrument, or, where appropriate, a shorter period, to the gross carrying amount of the financial instrument on initial recognition.

Interest income is recognized using the effective interest rate for financial assets measured subsequently at amortized cost and at FVTOCI. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.

Financial assets at FVTPL

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in financial income and expense on the income statement.

Impairment of financial assets

The Group recognizes a provision for expected credit losses (“ECL”) on trade receivables and contract assets measured under IFRS 15. To measure the expected credit losses, trade receivables and contract assets have been grouped as they have substantially the same risk characteristics and are related to the same types of contracts; therefore, the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The Group applies the ‘simplified’ approach to measure the ECL, since the Group’s trade receivables do not include a significant financing component and are not considered to be complex. The Group therefore recognizes the lifetime expected credit losses over the life of the trade accounts receivable and other assets. The Group evaluates whether ECL would be required to be recorded for other assets periodically and on an individual basis.

The nature of the Group’s SaaS business model mitigates the risk of credit losses, as customers usually pay in advance or have payment terms from 30-60 days. The Group estimates expected credit losses by taking into consideration historical credit losses experienced by aging and maturity categories based on contract or invoice payment due dates and financial factors specific to the customers, as well as general economic conditions.

Write-off policy

The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over 3 months past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures and applicable legislation where appropriate. Any provisions and recoveries made are recognized in general and administrative expenses in profit or loss.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities and equity

Classification as financial liability or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the terms and substance of the contractual arrangements.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs. A repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities

Financial liabilities are subsequently measured (i) at amortized cost using the effective interest rate method or (ii) at FVTPL.

•

Financial liabilities at FVTPL: Financial liabilities are classified at FVTPL when the financial liability is (i) a contingent consideration of a buyer in a business combination that is classified as a liability, (ii) held for trading, or (iii) designated at FVTPL. As of December 31, 2021, the Group had financial liabilities designated at FVTPL recorded in the financial statements related to the contingent consideration related to the acquisition of equity interests in the subsidiaries, as detailed in notes 6 and 7.

•

Financial liabilities at amortized cost: Financial liabilities other than (i) contingent consideration of a buyer in a business combination that is classified as a liability or, (ii) assigned to FVTPL are subsequently measured at the amortized cost using the effective interest rate method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities only when its obligations are extinguished and canceled. The difference between the carrying amount of the financial liability and the consideration paid and payable is recognized in profit or loss.

Derivatives

Derivatives are recognized initially at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately. A derivative with a positive fair value is recognized as a financial asset, whereas, a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and is not due to be realized or settled within 12 months.

Fair value measurement

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Group measures financial instruments at fair value on each balance sheet closing date. Fair value is the price that would be received by the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will occur (i) in the principal market for the asset or liability, or, in the absence of a main market, (ii) in the market most advantageous to the asset or liability.

Measuring the fair value of a non-financial asset takes into account the ability of the market participant to generate economic benefits using the asset at its best possible use or by selling it to another market participant who would use the asset at its best use.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy described below, based on the lowest level information that is significant to the measurement of the fair value as a whole.

•	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2—Evaluation techniques for which the lowest and most significant level information for measuring fair value is directly or indirectly observable.

•	Level 3—Evaluation techniques for which the lowest and most significant level information for fair value measurement is not available.

If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. The fair value of the contingent consideration classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of the acquisition made during the year. The fair value is based on a business plan agreed to by Management and the seller of the acquired company, that includes projected revenue balances individual to each subsidiary and therefore is not deemed observable market data.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether there have been transfers between hierarchy levels, reassessing categorization (based on the lower and most significant level information for the fair value measurement as a whole) at the end of each reporting period.

Goodwill

Goodwill is initially recognized and measured as described above in business combinations. Goodwill is not amortized, but is tested for impairment at least annually, or when circumstances indicate an impairment loss. For the purposes of the impairment test, goodwill is allocated to each of the Group’s cash generating units (“CGUs”). To determine the CGU, assets are grouped at the lowest levels for which there are independent cash flows. For purposes of this test, goodwill is allocated to the CGUs or groups of CGUs that will benefit from the synergies of the combination. The CGUs identified were Effecti, Ipe, Leadlovers, Datahub, Onclick and Mercos.

An impairment loss exists when the book value of the CGU exceeds its recoverable amount, which is the higher of the fair value less selling expenses and the value in use. If the recoverable amount of the CGU is less than the carrying amount, the impairment loss is first allocated to reduce the carrying amount of the goodwill allocated to the unit and, subsequently, to the other assets of the unit, proportionally to the carrying amount of each of the assets. Goodwill impairment losses are recognized in the period they are incurred. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. On disposal of the CGU, the attributable value of goodwill is included in the calculation of profit or loss on disposal.

Intangible assets, net

Recognition and measurement

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination corresponds to the fair value on the acquisition date. After initial recognition, intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized, and the expense is reflected in the statement of income in the year in which it is incurred. The useful life of an intangible asset is assessed as finite or indefinite.

Intangible assets with finite lives are amortized on a straight-line basis over their economic useful lives and assessed for impairment whenever there is an indication of loss of economic value of the asset. The amortization period and method for an intangible asset with a finite life are reviewed, at least, at the end of each fiscal year. Changes in the estimated useful life or in the expected consumption of the future economic benefits of these assets are accounted for through changes in the amortization period or method, as the case may be, and are treated as changes in accounting estimates. Amortization of intangible assets with finite useful lives is recognized in the income statement within the general and administrative expenses category with the exception of the amortization of technology software intangible assets included in cost of sales expense category.

Intangible assets with indefinite useful lives, such as goodwill, are not amortized, but are tested at least annually or when circumstances indicate loss due to devaluation of the asset in relation to losses due to reduction to its recoverable value, individually or at the level of the CGU. The indefinite life assessment is reviewed annually to determine whether this assessment remains justifiable. Otherwise, the change in useful life from indefinite to finite is made prospectively.

As of December 31, 2021, the following asset types have finite useful lives and the average useful lives applied by the Group remain unchanged as shown below:

Category:	Useful life (years)
Technology software	5-10
Brands	22-25
Customer relationships	3-17
Non-competition agreements	5-6

An intangible asset is derecognized at the time of its sale (that is, the date on which the beneficiary obtains control of the related asset) or when no future economic benefits are expected from its use or sale. Any gain or loss resulting from the derecognition of the asset is recognized in the statement of profit or loss for the year.

Subsequent expenses

Subsequent expenses are capitalized only when they increase the future economic benefits incorporated into the specific asset to which they relate. All other expenses, including expenses with generated goodwill, trademarks and patents, are recognized in net profit or loss as incurred.

Property and equipment, net

Recognition and measurement

Assets are measured at the historical cost of acquisition or construction, less accumulated depreciation and any accumulated losses due to impairment. When significant parts of an asset item have different useful lives, they are recorded as separate items of the asset. Any gains or losses on the disposal of an asset are recognized in net profit or loss.

Subsequent costs

Subsequent costs are capitalized only when it is likely that the future economic benefits associated with cost will be earned by the Group.

Depreciation

Depreciation is recognized using the straight-line method based on the estimated useful life of the assets and the assets’ residual values.

As of December 31, 2021, the average useful lives applied by the Group are the following:

Category:	Useful life (years)
Machinery and equipment	3
Furniture	10
Computer and peripherals	5
Facilities	10
Vehicles	10

Depreciation methods, useful lives and residual values are reviewed at each balance sheet date and adjusted where appropriate.

Leases

The Group assesses whether a contract is, or contains, a lease, at inception of the contract. The Group recognizes a right-of-use asset (which includes real estate and office buildings) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. Lease payments include fixed payments (including substantially fixed payments) minus any rental incentives to be received, variable lease payments that are based on an index or a rate and expected amounts to be paid under residual value guarantees.

The right-of-use assets comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

•

The lease payments change due to changes in an index or rate, in which case the lease liability is re-measured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•

If a lease contract is modified and the lease modification is not accounted for as a separate lease, the lease liability is re-measured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Research and development

Research expenses are recognized when incurred, and development expenses linked to technological innovations of software are capitalized when all of the following aspects are met:

•	Technical feasibility can be demonstrated to complete the asset so that it is made available for use or sale.

•	The Group has the ability to complete the intangible asset and intends to use or sell it.

•	The way in which intangible assets will generate future economic benefits can be demonstrated.

•	Technical, financial and other adequate resources to complete the development and use or sale of intangible assets are available.

•	The Group has the ability to reliably measure the expenses attributable to intangible assets during its development.

Capitalized expenses, when the criteria described above are met, include labor costs that are directly attributable to the preparation of the asset. Development activities involve a plan or project aimed at producing new products for sale or enhancing a platform for use.

All development costs, including intangible assets under development, have been internally generated by the Group such as enhancing software features. The Group’s activity supported continuous development of the business processes focused on sales, marketing and customer service within the subsidiaries Onclick, Leadlovers and Mercos.

Development costs are capitalized at cost and amortized over the useful life of the asset. Any capitalized development costs are evaluated for impairment at least annually.

Cash and cash equivalents

Cash and cash equivalents include cash, cash deposits, and temporary short-term investments. Cash and cash equivalents together with other short-term, highly liquid investments maturing within 90 days from the date of acquisition that are considered immediately convertible into a known amount of cash and are subject to a negligible risk of change in value. Cash and cash equivalents are recorded at cost plus income earned up to the balance sheet date, which does not exceed its market value or realizable value.

Trade accounts receivable, net

Trade receivables are amounts due from customers for services performed in the ordinary course of business. Trade receivables are recognized initially at the transaction price unless they contain significant financing components when they are recognized at fair value plus, when applicable, a monetary variation for foreign currency adjustment incurred during the reporting period. The Group’s receivables come from the provision of services provided based on the customer’s terms of acceptance after the performance obligations have been met. They are generally due for settlement within 30 to 60 days and are therefore all classified as current assets. The Group estimates expected credit losses as described in note 4.

Accounts payable to suppliers

Accounts payable are stated at known amounts, plus, when applicable, a monetary variation for foreign currency adjustment incurred during the reporting period.

Other assets and liabilities

Other assets and liabilities are shown as known or calculable amounts, plus, where applicable, the corresponding income (charges) earned (incurred) up to the balance sheet date. The non-current assets and liabilities are classified in non-current assets and liabilities, respectively, and represent realizable rights and obligations payable after twelve months.

Revenue recognition

Revenue is measured in accordance with IFRS 15—Revenue from Contracts with Customers (“IFRS 15”), which establishes a five-step model for measuring and recognizing revenue from contracts with customers. The Group has adopted the practical expedient to apply IFRS 15 to a portfolio of contracts. The Group’s reported revenue is mainly attributable to software subscription and licensing revenues, including licensing fees, revenue from maintenance and product support services, customization and consulting services.

The Group applies certain judgment in assessing the terms of revenue from contracts with customers. Revenues are recognized when there is a contract with the customer, the performance obligations are identified, the transaction price is reliably measurable and allocated, and when the control of the goods or services are transferred to the customer. For all contracts, the Group obtains formal evidence of customer acceptance of the service. Revenue stemming from software licensing is recognized after the software is made available to the customer, its value can be reliably measured (as per the terms of the agreement) and it is likely that future economic benefits will be generated in favor of the Group. The Group evaluates each contract individually, its critical terms and business relationship with its customer and any associated third party. Revenue from customization and consulting services are recognized as services are provided, according to the terms of the service contracts. Cases in which the service was provided, but not yet invoiced are recorded as services to be invoiced under accounts receivable as contract assets. Cases in which services have not been provided but payment has been received, are recorded as a contract liability, herein referred to as “deferred revenue”, for services to be delivered in the future.

Revenue is presented net of taxes, discounts, refunds and cancellations, when applicable. For specific subsidiaries of the Group (i.e. Leadlovers), standard contract terms state that customers have a right of refund within 30 days. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. Early pay discounts are not granted to customers, however a promotional discount to promote Holiday sales was granted in December 2021, the total discounts given were immaterial and are recorded as a reduction to total revenue.

All transaction prices are fixed and do not include variable pricing, apart from the transaction price for Effecti customers which includes a variable component where customers are offered a temporary discount if the customer has a valid expectation of a price concession. The discount granted to customers is immaterial as of December 31, 2021. Revenue is not recognized if there is significant uncertainty in its realization.

The Group separate revenues into (i) SaaS platform subscription services and (ii) data analytics, set-up and other services as follows:

SaaS platform subscription services

Revenue comprises (i) software subscription (subscription services), in which customers have access to software on multiple devices simultaneously in its latest version; (ii) maintenance, including technical support and technological evolution; and (iii) services, including cloud computing and customer service.

The services listed are all part of the multi-vertical SaaS solution umbrella. Customers can benefit from each product or service on its own, or in conjunction with another readily available resource, and the promise to deliver each product or service is distinct and explicitly stated within the context of each contract. The individual functionalities of the platforms being offered to customers are grouped as a singular performance obligation if the functionalities are seen as part of the integrated service and are highly interrelated. The customer uses the Group’s online platform to purchase the services which are presented in a series of bundles. Customers can purchase just access to the software platform via a software subscription or could purchase a bundle consisting of the software platform and maintenance or additional services. The bundles are all listed clearly for the customer with transparent pricing and services and are considered as one performance obligation since it represents a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

This revenue service is recognized on a monthly basis over the contract period as the performance obligation is satisfied and as services are provided, from the date on which the services and software are made available to the customer and all other revenue recognition criteria are met. A time-based output method to measure progress and recognize revenue on a straight-line basis over the contract term. Contract periods are typically 12 months in length.

If in future contracts, performance obligations identified are not delivered concurrently or have the same pattern of transfer, the Group will establish the stand-alone selling price for each performance obligation and allocate the transaction price accordingly.

Data analytics, set-up and other services

Revenues from additional services that customers can add to the platform, recognized in accordance with IFRS 15, usually for the provision of services to customers linked to a specific service contract:

(i)

A licensing fee (which is on an invoice-basis and not subscription-based model) is recognized at a point in time when all risks and benefits inherent in the license are transferred to the buyer through the availability of the software and the value can be measured reliably, as well as it is probable that the economic benefits will be generated in favor of the Group.

(ii)

Revenues from implementation and customization services represent a performance obligation distinct from other services and are billed separately and recognized over time as costs incurred in relation to the total expected costs, realized according to the execution schedule and when there is valid expectation of receipt of the customer. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price. The performance obligations, such as implementation services and customization services, have observable inputs that are used to determine the standalone selling price of those distinct performance obligations. Invoiced revenues that do not meet the recognition criteria do not make up the balances of the respective revenue accounts and receivables.

(iii)	Revenue from consulting and training services is recognized at the time the services are provided and consideration is transferred to the client.

Taxation

Current income tax

Current income tax is the amount of corporate income taxes expected to be payable or recoverable by the Group’s entities, based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the jurisdictions in which the Group entities operate.

In Brazil, income tax is generally computed on taxable income at the rate of 15%, plus an additional 10% for profits that exceed R$240 in the 12-month period, plus an additional social contribution taxed at the rate of 9%.

Certain of the Company’s subsidiaries in Brazil (Effecti, Leadlovers, and Apie.comm) qualify for and use an optional alternative income tax method (the “presumed profit” method). Under the presumed profit method, the income tax is determined by applying the same rates stated above to a determined presumed profit margin which ranges from 8% to 32% applied to gross revenues, depending on the taxpayer’s activity. Use of the presumed profit method is generally limited to entities with gross revenues of less than R$78 million in the prior taxable year.

Deferred income tax

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts on the balance sheet. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and which are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, but not recognized for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Uncertain tax positions

Brazilian tax legislation, regulations and interpretations are inherently complex and jurisprudence continuously evolves. The Group recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. However, this does not mean that tax authorities cannot challenge these positions. Interest charges on current tax liabilities that have not been funded are accrued, which includes interest and penalties, as applicable, arising from uncertain tax positions. These charges are recorded as a component of income tax expense.

Employee benefits

Short-term employee benefits

Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided within general and administrative expenses on the income statement. A liability is recognized for the expected payment amount if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be reliably estimated.

Share-based compensation plan

The executives and advisors of the Group receive share-based payments, where the beneficiaries provide services in exchange for equity securities. The cost of transactions settled with equity instruments is measured based on the fair value of the equity instruments at the date they were granted, using an appropriate valuation model, the details of which are provided in note 7.

The cost is recognized in employee benefit expenses in conjunction with the corresponding increase in equity (in capital reserves), over the period in which the service is provided and, when applicable, performance conditions are fulfilled (“vesting period”). The cumulative expense recognized for transactions that will be settled with equity securities on each reporting date up to the vesting date reflects the extent to which the vesting period may have expired and the Group’s best estimate of the number of grants that, ultimately, will be acquired. The expense or credit in general and administrative expenses in the income statement for the period represents the movement in the accumulated expense recognized at the beginning and end of that period.

No expense is recognized for grants that complete their vesting period because performance and/or service conditions have not been met. When grants include a market condition or non-vesting condition, transactions are treated as vesting regardless of whether the market condition or non-vesting condition is met, provided that all other performance conditions and/or services are met.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential ordinary shares, including outstanding share options, subscription rights and potential conversions related to the debentures, to the extent dilutive. Basic and diluted net loss per share was the same for the period ended December 31, 2021 as the inclusion of all potential common shares outstanding would have been anti-dilutive.

Related parties

Related party transactions are the transfer of resources, services or obligations between the Group and a related party, regardless of whether a price is charged in return. Related party transactions that are carried out between the Group are eliminated for consolidation purposes.

As of December 31, 2021, the Group maintained transactions with related parties. Information on related parties is described in note 10.

Use of estimates and judgments

In the preparation of financial statements, it is necessary that Management make use of estimates and adopt assumptions for the accounting of certain assets, liabilities and other transactions. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

The following are significant estimates, assumptions and judgements made by Management in the year ended December 31, 2021.

Fair value of financial liabilities

Liabilities for contingent consideration for acquisitions (see notes 6 and 7) are measured at estimated fair value, level 3, which requires significant judgment by Management regarding unobservable market data and assumptions as to the amounts and probability of the acquired subsidiaries meeting future financial and operating targets is based on business plans agreed to by Management and the Sellers.

The Exposure Premium (see note 15), as well as the subscription rights (see note 17), are derivative liabilities measured at estimated fair value (level 3), which requires significant judgment by Management regarding assumptions as to the probability and timing of a liquidity event occurring, as well as the estimated fair value of the Company in the future. These estimates incorporate assumptions about future operating performance of the Company, general economic conditions, future interest rates and market volatility, among others. In estimating the fair value, the Group uses market-observable data to the extent it is available.

The Group engages valuation specialists to assist in establishing the appropriate valuation techniques and inputs for its valuation model.

The estimated fair values are particularly sensitive to changes in one or more unobservable inputs which are considered reasonably possible within the next financial year.

Impairment of tangible and intangible assets, including goodwill

Management tests tangible and intangible assets, including goodwill, for impairment at least annually, or more frequently if events or changes in circumstances indicate that the tangible or intangible asset might be impaired and there are indicators that show a deterioration of the fair value. When such evidence is identified and the net book value of the tangible or intangible asset exceeds its recoverable value, a provision is made for impairment, adjusting the carrying value to the recoverable value.

The Group analyzed evidence of loss to recoverable value of assets, considering internal and external factors as provided for by IAS 36—Impairment of Assets, and identified the existence of factors that resulted in recording an impairment loss, as described in note 12.

Provision for risks

Risk provisions are identified and recorded based on the risk assessment made by Management. This risk assessment is based on information available on the date of preparation of the financial statements. Periodically, the Group revisits its evaluation as a result of the progress of the processes and obtaining new information. In 2021, the Group recorded provisions for risk related to employee labor tax and certain labor and civil lawsuits in which likelihood of loss was determined as probable by Management. For further information on risk provisions recorded during 2021, see note 16.

Provision for expected losses from accounts receivable

When deemed necessary by Management, the provision for expected losses of accounts receivable is recorded, considering the concept of expected losses in accordance with IFRS 9—Financial Instruments (“IFRS 9”). Management takes into consideration historical credit loss experience by aging categories (i.e. maturity buckets based on contract or invoice payment due date) and financial factors specific to the debtors and general economic conditions when calculating expected losses. Management uses the assumption that default occurs when the contract payments with customers are past due over 90 days.

Acquisition price allocation—business combination and accounting treatment of commitments made for acquisition of equity interest

During the acquisition price allocation process in a business combination, Management uses assumptions (including growth rate, projections, discount rate, useful life, among others), which involve a significant level of estimates and judgments in order to determine the fair value of the net assets acquired, liabilities assumed and determination of goodwill and other intangible assets. See further details regarding business combinations in note 6.

Share-based compensation

The Group estimates the fair value of stock option awards on the grant date using the Black-Scholes option pricing model. Management must determine the appropriate assumptions to use to estimate the fair value of the equity instruments, including the expected option life, expected volatility, and risk-free interest rate. See further details regarding share-based compensation in note 19.

Deferred tax

Deferred income tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax-planning strategies. As of December 31, 2021, the Group has not recognized deferred tax assets related to tax loss carry forwards.

Note 5. Adoption of new and revised accounting standards

New standards, changes and interpretations in force current period

The Group’s Management has evaluated the impacts of the following revisions of standards and understands that its adoption has not caused a material impact and/or is not relevant to its financial statements.

•	IFRS 4, IFRS 7, IFRS 9, IFRS 16 and IAS 39—Impact of initial adoption of reference interest rate reform changes—Phase 2. Applicable for annual years or periods beginning on or after January 1, 2021.

•

IFRS 16—Impact of the initial application of the amendment to IFRS 16—Leases for the COVID-19 practical expedient for lease payment concessions. Applicable for annual years or periods beginning on or after June 30, 2021.

New standards not yet in force and/or adopted

On the date of authorization of these financial statements, the Group has not adopted the following new and revised standards under IFRS, already issued and not yet in force and/or applicable.

Management does not expect the adoption of the following standards to have a material impact on the Group’s financial statements in future periods.

Pronouncement	Description

Changes to IFRS 10	Consolidated Statements and IAS 28—Sale or Contribution of Assets between an Investor and its Affiliate or Joint Venture

Changes to IAS 1	Classification of Liabilities as Current or Non-current

Changes to IFRS 3	Business combinations—Reference to conceptual structure

Amendments to IAS 16	Fixed Assets—Resources Before Intended Use

Changes to IAS 37	Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts—Contract Compliance Cost

Annual Improvements—Cycles 2018-2020	Changes to IFRS 1—Initial Adoption of International Accounting Standards, IFRS 9—Financial Instruments, IFRS 16—Leases

Amendments to IAS 1 and IFRS—Declaration of Practice	Presentation of the Financial Statements and Statement of Practice 2 of IFRS—Exercising Materiality Judgments—Disclosure of Accounting Policies

Amendments to IAS 8	Accounting Policies, Change of Estimation and Correction of Error-Definition of Accounting Estimates

Amendments to IAS 12	Income Taxes—Deferred Tax Related to Assets and Liabilities Resulting from a Single Transaction

Note 6. Business combinations

As discussed in note 1, the Company completed several acquisitions during 2021. There were no pre-existing relationships or arrangements with the sellers of the subsidiaries before negotiations for the business combination in each acquisition. Details regarding these business combinations are detailed below.

Fair value of identifiable assets and assumed liabilities

The table below summarizes the fair values of acquired assets and liabilities assumed on the respective dates of acquisition:

Recognized amounts of identifiable assets acquired and liabilities assumed:	Leadlovers	Ipe	Mercos	Onclick	Datahub
Assets
Cash and cash equivalents	3,680	349	5,372	1,619	1
Accounts receivable	2,137	101	2,115	1,604	1,852
Property and equipment	294	470	527	294	150
Right-of-use asset	338	720	—	—	—
Tax credits	1	—	264	—	—
Brand (*)	26,704	6,524	16,399	11,095	—
Customer relationships (*)	3,115	6,207	1,136	7,017	6,701
Technology software (*)	9,023	3,218	7,194	11,597	6,000
Non-competition agreements (*)	2,019	652	1,201	—	—
Other current assets	15	8	262	98	409
Other non-current assets	—	421	104	153	—

Total—Assets	47,326	18,670	34,574	33,477	15,113

Liabilities
Accounts payable to suppliers	783	55	234	271	6,465
Labor obligations	377	313	1,797	952	688
Tax obligations	367	118	478	226	2,064
Deferred revenue	2,946	264	524	1,442	336
Lease liabilities	338	720	—	—	—
Loans and financing	—	—	—	3,618	376
Deferred tax	13,893	5,644	8,815	10,100	2,278
Other current liabilities	—	420	—	273	614
Provisions	8,318	—	—	6,599	7,734
Other non-current liabilities	2,240	—	339	700	2

Total—Liabilities	29,262	7,534	12,187	24,181	20,557

Goodwill	98,147	15,148	54,176	26,120	44,196

Net assets acquired	116,211	26,284	76,563	35,416	38,752

Consideration transferred:
Cash	34,240	10,421	31,876	19,751	5,712
Deferred and contingent consideration	81,971	15,863	44,687	15,665	33,040

Consideration transferred	116,211	26,284	76,563	35,416	38,752

The goodwill is attributed mainly to the skills and technical talent of the Company’s workforce and the synergies expected in the integration of the entity into the Group’s existing business.

The carrying values of assets acquired and liabilities assumed, except for intangibles assets, approximates fair value on the date of the acquisition due to their nature and terms. The deferred tax liability represents the difference in the book and tax bases of the values attributed to the intangible assets acquired, multiplied by the combined rate of 34%.

(*) The evaluation techniques used to measure fair value were as follows:

Customer Relationships—The fair value was based on an income approach using the excess earnings method and excess profitability method, due to the possibility of attributing the cash flow generated directly to the identified asset.

Brands—The fair value was based on an income approach using the relief from royalty method. Net revenue was used as the basis of the calculation and percentage attributed to the appraised asset.

Technology Software—The fair value was based on an income approach using the relief from royalty method, or in the case of certain license agreements, replacement cost. The relief from the royalty method was based on Group’s projected net revenues according to market participants and Company´s assumptions of the Group’s financial economic assessment to justify the price paid.

Non-competition agreements—The fair value was based on an income approach using the incremental cash flow (with or without method) based on the present value of estimated future economic losses that could occur as a direct result of not establishing non-competition agreements.

Pro forma revenue and net income

If the acquisitions had occurred on January 1, 2021, Nuvini’s consolidated pro forma net revenue and pro forma net loss would have been R$91,226 and R$(77,000), respectively, for the year ended December 31, 2021.

The amounts of net operating revenue and profit or loss of the acquirees since the acquisition date, included in the consolidated statement of loss for the year ended December 31, 2021, is as follows:

	Leadlovers	Ipe	Mercos	Onclick	Datahub
Revenue	23,250	11,050	11,229	13,113	14,552
Net income (loss)	(6,574)	2,152	1,767	(5,265)	1,481

The deferred consideration consists of fixed future cash payments due to sellers from the date of acquisition, according to the terms of the sale and purchase agreement.

The contingent consideration consists of estimated future cash payments due to sellers of each respective business combination according to the terms of each respective sale and purchase agreement for the business combinations and is recorded at fair value until the contingency has been resolved, with changes in fair value included in contingent consideration financial adjustment in the consolidated statement of loss.

The Group’s current and non-current liabilities payable under the deferred and contingent consideration arrangements as of December 31, 2021 are detailed as follows:

12/31/2021
Current deferred and contingent consideration:
Effecti	47,650
Leadlovers	26,080
Ipe	7,024
Datahub	12,523
Mercos	18,343
Onclick	11,114

Total current deferred and contingent consideration	122,734

Non-current deferred and contingent consideration:
Effecti	30,484
Leadlovers	55,174
Ipe	16,429
Datahub	18,924
Mercos	39,799
Onclick	7,761

Total non-current deferred and contingent consideration	168,571

The contingent consideration is accounted for as FVTPL and categorized as a level 3 financial liability, as described in note 7. The following table shows a reconciliation of the beginning and ending balances of the deferred and contingent consideration including level 3 fair value measurements. The deferred consideration relating to Onclick is accounted for at amortized cost.

2021
Balance on January 1, 2021	78,214
Initial recognition of deferred and contingent consideration relating to acquisitions	191,226
Payments	(10,500)
Contingent consideration adjustment	32,365

Balance on December 31, 2021	291,305

The terms of the applicable deferred and contingent consideration as of the dates of the respective acquisitions were as follows:

•

Effecti, Leadlovers, Ipe and Mercos: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition, which is calculated as a multiple of 4x the last 12-months revenue earned by the acquiree. The maximum payment for the contingent consideration is not capped.

•

Onclick: the sellers will receive fixed cash payments over a 3-year period from the date of the acquisition, defined as 25% of the acquisition price for the first year and 12.5% of the acquisition price for each of the last two years, per the sale and purchase agreement.

•

Datahub: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition. The value of the cash payment is calculated based on defined multiples of revenue growth and EBITDA earned by the acquiree, as defined in the sale and purchase agreement. The maximum payment for the contingent consideration is not capped.

To preserve liquidity and manage cash flows the Company is actively renegotiating the terms of amounts payable or contingently payable under the purchase and sale agreements with sellers for certain acquisitions, that contemplate extension or further deferral of payment installments as well as modification of the terms to contemplate a portion of the amounts due to be paid in shares of the Company in the future.

On November 11, 2022, the Company amended the agreement with the sellers of Mercos to eliminate the contingent consideration payment in exchange for the return of 42.1% of the Mercos shares to the sellers and retaining a call option on those shares. The call option provides the Company the right to repurchase the shares at any time until December 31, 2024 for a total price based on multiples of Mercos revenue for the preceding 12 months. In connection therewith, the Company paid R$10,000.

On December 9, 2022, amendments to the deferred and contingent consideration on acquisitions arrangements were completed as follows:

Leadlovers—deferred the payment dates of all installments to the seller to February 5, 2023 and 2024, and amended the payment terms to 50% of the amounts payable in cash and 50% payable in shares of Nuvini Holdings Limited (as defined in note 26), or New Nuvini (as defined in note 26) ordinary shares (if payments are made after the consummation of the Merger Agreement (as defined in note 26)). The number of shares to be issued will be based on the Company’s valuation and equity value on the date of issuance. On March 13, 2023, an amendment was signed in order to defer the payment due on December 21, 2022 to April 30, 2023 and the payment due on February 5, 2023 to June 30, 2023.

Onclick—deferred the payment dates of the owed installments to the sellers to May 5, 2023 and April 22, 2024, and amended the payment terms to consist of payment through the transfer of of Nuvini Holdings Limited, or New Nuvini ordinary shares (if payments are made after the consummation of the Merger Agreement). The payment will be in two installments rather than the three installments contemplated by the original agreement. The first installment will be due on May 31, 2023 or upon consummation of the Merger Agreement, whichever is earlier, and payable in cash and shares of Nuvini Holdings Limited or New Nuvini ordinary shares (if payments are made after the consummation of the Merger Agreement). The number of shares to be issued will be based on the Company’s valuation and current equity value on the date of issuance. The installments must be paid by May 31, 2023 and April 22, 2024, respectively.

Effecti—deferred the payment dates of two installments to the seller to April 30, 2023 and May 31, 2023, that will be payable in cash, including penalty of R$2,071, and 2% monthly interest to be accrued until the due dates. The third installment will be payable in shares of Nuvini Holdings Limited, or New Nuvini ordinary shares (if payments are made after the consummation of the Merger Agreement). The number of shares to be issued will be based on the Company’s valuation and equity value on the date of issuance. If consummation of the Merger Agreement doesn’t occur on or before October 30, 2023, the renegotiated installment shall be paid in cash and due on November 10, 2023.

Datahub—On December 22, 2022, an amendment to the Datahub deferred and contingent consideration on acquisition arrangement was completed. The agreement deferred the payment dates of all installments payable to Datahub on February 24, 2023, and February 24, 2024 and amended the payment terms to consist of payment of shares of Nuvini Holdings Limited, or New Nuvini ordinary shares (if payment is made after consummation of the Merger Agreement). The first installment, due on February 24, 2023, was renegotiated and shall be paid no later than June 30, 2023, part in cash and part in shares of Nuvini Holdings Limited or New Nuvini ordinary shares (if payment occurs after consummation of the Merger Agreement). The second installment, due on June 30, 2023, shall be paid part in cash and part in shares of Nuvini Holdings Limited or New Nuvini ordinary shares (if payment is made after consummation of the Merger Agreement). The third installment shall be paid on February 24, 2024 part in cash and part in shares of Nuvini Holdings Limited or New Nuvini ordinary shares (if payment occurs after consummation of the Merger Agreement). The number of shares to be issued will be based on the Company’s valuation and equity value on the date of issuance.

Note 7. Financial instruments

The classification of financial instruments is presented in the following table. There are no financial instruments classified in categories other than those reported:

	Classification	Level	12/31/2021
Financial liabilities:
Contingent consideration on acquisitions (note 6)	FVTPL	Level 3	272,430
Exposure premium (note 15)	FVTPL	Level 3	745
Subscription rights (note 17)	FVTPL	Level 3	17,769
Deferred consideration on acquisitions (note 6)	Amortized cost		18,875
Loans and financing (note 14)	Amortized cost		8,300
Debentures (note 15)	Amortized cost		60,484
Related parties (note 10)	Amortized cost		9,922

Gains and losses on financial instruments that are measured at FVTPL are recognized as financial income or expense in the statement of profit or loss for the period. The carrying amount of the Group’s financial assets approximates fair value as of December 31, 2021.

There were no transfers between measurement levels in the fair value hierarchy for the period ending December 31, 2021.

Measurement and reconciliation of level 3 financial liabilities

2021
Balance at January 1, 2021	78,214
Additions	190,711
Payments	(10,500)
Losses recorded in the statement of loss	32,519

Balance at December 31, 2021	290,944

When valuing its level 3 liabilities, Management’s estimation of fair value is based on the best information available in the circumstances and may incorporate Management’s own assumptions around market demand involving judgment, taking into consideration a combination of internal and external factors. During the year ended December 31, 2021, the significant unobservable inputs used in the fair value measurement categorized within level 3 of the fair value hierarchy were the following:

•	Contingent consideration on acquisitions: projected future revenues and EBITDA, as well as discount rates.

•	Exposure Premium and subscription rights: future interest rates, market volatility, and probability of occurrence of future liquidity events.

Financial risk management

The Group is exposed to various financial risks relating to its business operations. The overall focus on risk management is mitigating unpredictable financial market risks and seeks to minimize potential adverse effects on financial performance.

Risk management is overseen by the Group’s finance department, according to the policies approved by the Board of Directors. The department identifies, measures, evaluates and protects the Group against any financial risks. The Board of Directors provides financial oversight and supervision to the Group and its subsidiaries. The Board of Directors has not nominated an audit committee as of December 31, 2021.

Credit risk

Credit risk is the Group’s risk of financial loss if a customer or counterparty to a financial instrument fails to comply with its contractual obligations, which arise mainly from customer receivables. The Group has a very diversified client portfolio with a high concentration of recurring revenue from key customers, none of which represent more than 10% of net revenue. The Group is responsible for managing and analyzing the credit risk for each new client before standard payment and delivery terms and conditions are offered. As subscription prices on recurring sales are low in materiality and many clients currently pay via credit card representing immediate payment, the credit risk of the customer base is relatively low. Therefore, Management doesn’t perform individual credit quality checks of each customer. However, if a customer defaults on service payments past two months of service, the Group will pause the customer’s service until payment is received, limiting the volume of past due receivables. It is only when the customer pays all past due balances that the Group will reinstate services. Although the products and services in which a customer purchases are similar, they operate within different industry markets and subject to different operational conditions. As the nature of the products and services sold are SaaS platform based, geographical impacts to the region in which these customers reside do not cause for greater credit risk.

The Group adopts the assumption under IFRS 9, for credit losses on receivables that default occurs when the contract payments with customers are past due over 90 days. Longer payment terms are given to customers and default is unlikely even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring. As of December 31, 2021, the maximum exposure for cash and cash equivalents, financial investments and accounts receivable is represented within the financial instruments table. The Group’s credit risk exposure in relation to contract assets under IFRS 9 at December 31, 2021 is immaterial.

Liquidity risk

Liquidity risk is the risk in which the Group will encounter difficulties in complying with the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of the Group in liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations, under normal conditions, without causing unacceptable losses or with the risk of harming the Group’s reputation. The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amounts will be significantly different, although actual payments may vary depending on market conditions and the Group’s future performance. The table below analyzes the Group’s financial liabilities by maturity ranges corresponding to the remaining period between the balance sheet date and the contractual maturity date. There are no financial liabilities exceeding three years, as the failure of the Group to meet covenants associated with the debentures outstanding resulted in the acceleration of the maturity of the debentures (see note 15 for additional information). Additionally, refer to note 2 for consideration relating to going concern.

	12/31/2021
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	5,261	—	5,261
Other liabilities	2,543	3,602	6,145
Loans and financing	6,157	1,397	7,554
Debentures(i)	61,161	—	61,161
Deferred and contingent consideration	122,734	226,833	349,567
Subscription rights	—	15,150	15,150
Lease liabilities	1,214	1,607	2,821
Related parties	9,922	—	9,922

Total	208,992	248,589	457,581

(i)

The Company was not in compliance with the related financial covenants under the debentures on December 31, 2021, and the amounts owed under the debentures are classified as current. Contractual principal payments are due quarterly beginning in May 2023 with final maturity in May 2026, as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	Total Liabilities
Debentures	—	7,646	53,515	61,161

Market risk

Interest rate risk and inflation

Interest rate risk stems from financial investments, loans and financing and debentures whose interest rates are referenced to the average of interbank overnight rates in Brazil (“CDI”), which can negatively affect financial expenses or revenues in the event of an unfavorable movement in interest rates and inflation.

Inflation affects our results of operations and financial performance primarily by affecting certain leasing arrangements that include inflation-adjustment clauses.

Sensitivity analysis

The Group performed a sensitivity analysis regarding exposure to interest rate risk as of December 31, 2021. The 10% increase or reduction in interest rates would result in an increase or actual reduction of no more than

1% on the risk of total exposure. Therefore, Management believes that any fluctuation in interest rates would not represent any significant impact on the Group’s results.

For the analysis of interest rate sensitivity of financial investments, the “probable” scenario below represents the impact on financial investments as of December 31, 2021 considering the projected forecast of the CDI rate and reflects management’s best estimates. The CDI rate as of December 31, 2021 is 4.4%. The other scenarios consider an appreciation of 25% and 50% in such market interest rates, which represents a significant change in the probable scenario for sensitivity purposes.

Estimating an increase or a decrease of (i) projected forecast, (ii) 25% or (iii) 50% in interest rate, would increase or decrease profit or loss as follows:

	Scenario I	Scenario II	Scenario III
	(Probable) (ii)	+/-25%	+/-50%
Potential net effect on profit or loss	(2,341)	(4,316)	(6,292)

Indicators	12/31/2021	Exposure	Scenario I	Scenario II	Scenario III
		Spot rates (i)	(Probable) (ii)	+/-25%	+/-50%
Assets		9.24%	13.13%	16.41%	19.70%
Short-term investments—101% of CDI	4,848		189	348	507
Exposure to CDI—Assets	4,848		189	348	507

Liability		9.15%	13.00%	16.25%	19.5%
Loans—100% of CDI	(5,208)		(201)	(370)	(539)
Debentures—100% of CDI	(60,484)		(2,329)	(4,294)	(6,260)
Exposure to CDI—Liabilities	(65,692)		(2,530)	(4,664)	(6,799)

Net exposure	(60,844)		(2,341)	(4,316)	(6,292)

(i)	Based on spot rate, as of the date of this financial statements, as published by the Central Bank of Brazil.
(ii)	Based on the projected forecast, as of December 31, 2021, as published by the Central Bank of Brazil.

Exchange rate risk

Exchange rate risk results from the possibility of losses due to fluctuations in exchange rates, which increase liabilities arising from loans and purchase commitments in foreign currency or that reduce assets arising from amounts to be received in foreign currency.

Some of the Group’s subsidiaries sell to foreign customers. For international operations, the Group invoices in its functional currency and maintains payment terms at or within 30 days of invoicing to ensure the exposure to exchange rate fluctuations is negligible.

As of December 31, 2021, the Group had bank account deposits with exposure to fluctuations in foreign currency held in the United States that are immaterial.

Capital management

The Group’s objective when managing its capital is to safeguard the Group’s ability to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt and equity of the Group. The Group’s overall strategy remained consistent throughout 2021.

Debt is defined by the Group as long and short-term borrowings, including debentures, deferred and contingent consideration, and lease liabilities as disclosed in notes 6, 11, and 15. Net debt is defined as debt after deducting cash and cash equivalents. Equity includes capital, reserves, and retained earnings as disclosed in note 17. The Group is subject to certain covenants, as described in note 15.

As of December 31, 2021, the Group had net negative working capital in the amount of R$(203,086) was presented in the Group, main impacts resulting from:

1)

Balance related to obligations associated with the acquisition of certain subsidiaries (the deferred and contingent consideration, as detailed in note 6), which was presented in current liabilities in the amount of R$122,734. The Group’s Management negotiated the postponement of the payment of part of these amounts for the second half of 2022. Management is also renegotiating the terms of the payment of the deferred and contingent consideration to be settled in a combination of cash and equity in the Group instead of solely in cash. Management has evaluated the Group’s ability to settle short-term obligations and understands that this fact does not jeopardize the Group’s operational continuity, since it maintains an excellent relationship with creditors who have interests aligned with the Group’s long-term purpose and with the payment plan proposed in the renegotiations that have been conducted to date. See note 6 and 7, for details on the deferred and contingent consideration re-negotiation arrangements.

2)

Balance of debentures, which was presented in current liabilities, due to the non-achievement covenants at the end of the reporting period, as detailed in note 26. Management understands that this fact does not jeopardize the Group’s operational continuity.

Under the terms of the agreement related to Nuvini S.A.’s Debentures First Issue, Nuvini S.A. is subject to restrictive and affirmative covenants, including restrictions on Nuvini S.A.’s change of control, the change of Nuvini S.A.’s ownership structure and corporate reorganization, limitations on certain consolidations, mergers and sales of assets, restrictions on the payment of dividends and financial covenants. The covenants focus on ratios such as gross debt indicator / pro forma EBITDA ratio, pro forma EBITDA margin or debt service coverage index (defined as the sum of the balance of cash and cash equivalents and the cash flow from operating activities for the last 12 months, divided by the sum of the balance of loans ad financings and other short-term debt due within 12 months). The Group monitors the ratios on a monthly basis. As at December 31, 2021, the Group was not compliant with its debenture covenants, but obtained a waiver as detailed in note 26. Other than the covenants described above, the Group is not subject to any externally imposed capital requirements.

The Group’s financial planning and analysis department reviews the capital structure of the Group on an annual basis. As part of this review, the department considers the cost of capital and the risks associated with each class of capital. The Group has liquid funds along with debt not maturing until May 2026.

Note 8. Cash and cash equivalents

The components of cash and cash equivalents at December 31, 2021 are as follows:

12/31/2021
Cash and cash equivalents	6,053
Short-term investments	4,848

Total	10,901

Short-term investments in the Group consist of liquid investments earning interest based on 101% of CDI. The short-term investments may be redeemed at any time, at the Company’s request, without substantial modification of its values.

Note 9. Trade accounts receivable

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business.

12/31/2021
Trade accounts receivable	10,366
Allowance for expected credit losses	(117)

Trade accounts receivable, net	10,249

The balance of trade accounts receivable includes contract assets totaling R$3,057 at December 31, 2021.

The trade accounts receivables by aging category are distributed as follows:

12/31/2021
Aging list:
Current	9,934
Due up to 30 days	215
Due from 30 to 60 days	62
Due from 60 to 90 days	38
Overdue over 90 days	117

Total	10,366

Note 10. Related parties

Transactions between related parties

The Group has entered into loan agreements with certain shareholders, executive and directors. The amounts outstanding are unsecured and in the case of default on payment, a fine of 2% may be imposed on the total value of the loans.

The loan balances outstanding as of December 31, 2021 are as follows:

12/31/2021
Related party loan—Pierre Schurmann(i)	9,194
Related party loan—Aury Ronan Francisco(ii)	728

Total loans from related parties	9,922

(i)

This loan was received in two installments granted on August 23, 2021 in the amount of R$6,000 and on August 31, 2021 in the amount of R$3,000, both installments payable within 6 months. Interest on the outstanding loan is calculated using a fixed rate of 8% per annum. Pierre Schurmann, CEO, holds 82.6% of the Group’s shares as of December 31, 2021. During 2022 and 2023, the Company received additional loans in the amount of R$6,450 with similar terms and conditions from Schurmann. In December 2022, all amounts payable under these loans, amounting to R$16,799, were converted into subscription rights with the same terms as those described in note 17.

(ii)

This loan was received on September 3, 2021, from Aury Ronan Francisco, CFO, in the amount of R$3,700. On September 29, 2021, the Group paid R$3,000 of the principal amount, with the remaining R$700 outstanding and payable within 6 months. Interest on the outstanding loan is calculated using a fixed rate of 8% per annum.

Key management compensation

The compensation of the Group’s executive management team is determined based on the Group’s compensation policy considering the performance of professionals, business areas and market trends.

Key management compensation for the year ended December 31, 2021 is summarized as follows:

12/31/2021
Short-term compensation (including salary)	2,938
Short-term employee benefits	48
Post-employment benefits	7
Termination benefits	274
Share-based compensation	1,957

Total	5,224

The balance of short-term employee benefits consists of health, life, and dental insurance along with a meal voucher which is considered a monthly employee benefit under Brazil Compensation Law.

Post employment and termination benefits were paid to two employees in key management positions during 2021 after they were terminated from Nuvini S.A. The post-employment benefits consist of extended health, life, and dental insurance for two months beyond the termination date. No other long-term benefits were issued to key management in 2021.

Share-based compensation awards are granted to employees which will be vested based on the terms of the individual agreements. Other than the above, there were no reportable transactions between the Group and members of the key management personnel during the year ended December 31, 2021. For more information regarding share-based compensation awards see note 19.

Note 11. Property and equipment, net and right-of-use assets, net

The balances of the fixed and right-of-use assets are presented as follows:

	Machinery and Equipment	Furniture	Computers and Peripherals	Facilities	Vehicles	Work in Progress	Leasehold Improvements	Right-of-Use Asset	Total
Cost:
As of January 1, 2021	—	71	186	23	—	—	—	—	280
Additions	50	149	731	25	—	67	64	1,972	3,058
Acquisitions (note 6)	—	450	959	224	39	—	63	1,058	2,793
Disposals	—	(122)	(27)	—	(89)	(5)	—	—	(243)

As of December 31, 2021	50	548	1,849	272	(50)	62	127	3,030	5,888
Accumulated depreciation:
As of January 1, 2021	—	(12)	(53)	(5)	—	—	—	—	(70)
Depreciation expense	—	(93)	(290)	(26)	(16)	—	(73)	(573)	(1,071)
Disposals	—	47	1	—	60	—	—	—	108

As of December 31, 2021	—	(58)	(342)	(31)	(44)	—	(73)	(573)	(1,033)

Property and equipment and right-of-use assets, net	50	490	1,507	241	(6)	62	54	2,457	4,855

Depreciation period (in years)	3	10	5	10	10

The Company tested its CGUs (cash-generating units) for impairment for the year ended December 31, 2021. For further details, refer to note 12.

Right-of-use asset and lease liabilities

The Group leases commercial office space under rental agreements with terms that range between two and five years. Rental payments are generally fixed over the non-cancellable term of the lease and indexed to local inflation. The discount rate applied to lease agreements ranges from 5.9%—10.5% per annum for assets held, which represents the estimated incremental borrowing rate for the Company at the date of lease inception.

The Company applied judgment to determine the lease term of some contracts, considering the provisions of Brazilian Law No. 8,245 (tenant law), which grants the lessee the right to contract renewals when certain conditions are met, as well as past practices regarding the success of the Company in the renewal of their contracts. The assessment of whether the Company is reasonably certain to exercise these options has an impact on the lease term, which significantly affects the value of lease liabilities and right-of-use assets recognized.

The following tables show the changes in the right-of-use asset and lease liabilities:

12/31/2021
Right-of-use asset:
Balance as of January 1, 2021
Acquisitions	1,058
Additions	1,972
Amortization	(573)

Ending balance, as of December 31, 2021	2,457

12/31/2021
Lease liabilities:
Balance, as of January 1, 2021	—
Acquisitions	1,058
Additions	1,972
Interest accrued	103
Consideration paid	(596)

Ending balance, as of December 31, 2021	2,537

The following provides information regarding the timing of future contractual lease payments at December 31, 2021:

12/31/2021
Amounts payable under leases:
Up to 1 year	1,231
From 2 to 3 years	1,606
Less: Interest to be appropriated	(300)

Present value of lease liabilities	2,537

Note 12. Intangible assets, net

The changes in the carrying amount of goodwill and intangible assets for the year ended December 31, 2021 were as follows:

	Technology software	Brands	Customer relationships	Non- competition agreements	Goodwill	Total
Cost:
Balance as of January 1, 2021	6,425	17,592	9,713	2,085	55,380	91,195
Additions	40	7	—	—	—	47
Additions by internal development	2,676	—	—	—	—	2,676
Acquisitions (note 6)	37,032	60,722	24,176	3,872	237,787	363,589
Impairment of goodwill	—	—	—		(6,758)	(6,758)

Balance as of December 31, 2021	46,173	78,321	33,889	5,957	286,409	450,749

Accumulated Amortization:
Balance as of January 1, 2021	(216)	(117)	(60)	(57)	—	(450)
Amortization for the period	(6,219)	(2,535)	(2,736)	(1,017)	—	(12,507)

Balance as of December 31, 2021	(6,435)	(2,652)	(2,796)	(1,074)	—	(12,957)

Intangible assets, net as of December 31, 2021	39,738	75,669	31,093	4,883	286,409	437,792

Amortization period (in years)	5-10	22-25	3-17	5-6	Indefinite

Amortization of intangible assets with definite useful lives is based on estimates of their useful lives. Intangible assets were recognized as a result of the business combinations detailed in note 6. The recognized values and useful lives of the identifiable intangible assets generated as a result of the business combinations were based on the purchase price accounting valuations completed by independent external specialists. Each subsidiary was evaluated separately upon their acquisition date. In the year ended December 31, 2021, there were no changes in the expected useful lives of these assets.

Impairment testing of intangible assets with definite useful lives

Intangible assets with definite useful lives were allocated to CGUs, which were subject to annual impairment testing, and no provision for impairment was required.

Impairment testing of goodwill

Goodwill acquired as a result of a business combination is allocated to each of the CGUs for impairment testing purposes. Each subsidiary acquired represents a separate CGU. The recoverable amount of each CGU is determined based on the value-in-use approach. The assumptions with the most relevant impact used in the calculation of the value in use are:

•

Cash flow projections, with information related to sales growth, costs, expenses, fixed investments and working capital investments are based on annual projections prepared by each CGU and approved by Management.

•

Discount rate: The discount rate represents the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the CGU tested and is derived from the weighted average capital costs of the CGU tested.

•

Growth in perpetuity: The estimate is based mainly on the: (i) historical performance of the CGU, (ii) expectation of organic growth by sector of operation; and (iii) expectation of inflation and economic growth based on projections released by the Central Bank of Brazil, which is the principal monetary authority of the country.

Projection periods of five years were considered for the Group´s CGU, with a 3% growth in perpetuity, which corresponds to the projected long-term inflation rate.

Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (“WACC”), which was calculated using the Capital Asset Pricing Model (“CAPM”) method, also considering several components of financing, debt and equity used by the Group to finance its activities. The discount rates utilized for each CGU ranged from 12.57% to 18.17%.

As a result of these evaluations, the Company recorded an impairment of R$(6,758) related to the goodwill recorded on the Onclick acquisition.

Management believes any reasonably possible change in the key assumptions on which recoverable amounts are based would not cause its CGUs’ carrying amounts to exceed its recoverable amounts. Though Management believes its judgments, assumptions and estimates are appropriate, actual results may differ from such estimates under different assumptions, macroeconomic and market conditions.

Note 13. Salaries and labor charges

The composition of salaries and labor charges at December 31, 2021 is as follows:

12/31/2021
Wages payable	2,816
Accrued labor benefits	3,857
Labor taxes	2,220

Total salaries and labor charges	8,893

Note 14. Loans and financing

The outstanding balance of loans and financing at December 31, 2021 are summarized as follows:

	Interest Rate	Maturity	Balance as of 12/31/2021
Loans:
CEF	20.28% per annum	2022	43
CEF	23.36% per annum	2023	275
Itaú Bank	1.10% per month	2023	580
Itaú Bank	CDI + 5.80% per annum	2022	5,208
Bradesco Bank	12.15% per annum	2024	510
BNDES	12.27% per annum	2024	1,667

Total			8,283

Financing:
BNDES - Equipment	1.14% per month	2023	4
BNDES - Equipment	1.14% per month	2023	13

Total			17

Current			6,403
Non-current			1,897

Per the terms of the bank loan agreements, the institution may consider the loan to be due early in the case of certain events such as corporate reorganization or change of control. As of the date of these financial statements, there have been no calls for early maturity of the loans.

The amounts recorded in non-current liabilities for the year ended December 31, 2021 have the following maturity schedule:

12/31/2021
2023	1,343
2024	554

Non-current liabilities	1,897

The following is a summary of loan activity for the year ended December 31, 2021:

12/31/2021
Balances as of January 1, 2021	—
Additions	15,000
Additions by acquisition of companies	3,994
Interest accrual	511
Principal payments	(10,962)
Interest payments	(243)

Balances as of December 31, 2021	8,300

Note 15. Debentures

On May 14, 2021, the Group issued 61,000 non-convertible debentures, in a single series, with a nominal unit value of R$1 to a group of initial investors (the “Initial Investors”, with the issuance being referred to herein as the “First Issue”). Interest accrues at the rate of CDI + 10.6% per year and is payable quarterly in February, May, August and November of each year. Amortization of principal is quarterly, beginning in May 2023 with final maturity in May 2026.

The debentures were initially recognized at fair value, net of R$2,264 of transaction costs, and are recorded at amortized cost.

The following is a summary of activity related to the debentures for the year ended December 31, 2021:

2021
As of January 1, 2021	—
Issuance of debentures	61,000
(-) Transaction costs	(2,264)
Interest incurred	5,051
(-) Interest payments	(3,303)

Carrying amount of debentures as of December 31, 2021	60,484

Collateral and guarantees

As of December 31, 2021, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers and Onclick have been pledged as collateral for the debentures. Further, in connection with the covenant waivers received in March 2022, all the shares of the subsidiary Datahub were also pledged as additional collateral.

In guarantee of faithful, punctual and full compliance of all obligations, principal or ancillary, the following guarantees were formalized: (i) fiduciary assignment of all rights and credits arising from the linked disbursement and centralized escrow accounts, which are used to deposit and disburse the funds received from the debentures, both owned by the Company; and (ii) fiduciary assignment by the Company of all shares and shares of the subsidiaries acquired, as well as any other common or preferred shares, with or without voting rights, representing the share capital of the subsidiaries acquired, which may be subscribed, acquired or in any way held by the Company. The guarantees above mentioned are only applicable to the subsidiaries acquired during 2021, with the exception of Mercos.

Covenants

The debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (i) gross debt indicator / pro forma EBITDA ratio less than or equal to 4.0x; (ii) pro forma EBITDA margin in relation to net revenue greater than or equal to 20%; and (iii) debt service coverage index greater than or equal to 4.0x, as defined in the related agreement. A failure to meet any of the covenants automatically results in early maturity of the debentures.

As of December 31, 2021, the Group was not in compliance with these covenants.

On March 30, 2022, the debenture holders granted the Company’s request for a waiver of the covenant violations through March 2023. As part of the waiver, the covenants for 2022 were amended as follows: (i) gross debt indicator / pro forma EBITDA to 7.2x; (ii) pro forma EBITDA margin in relation to net revenue to 7.1%; and (iii) the debt service coverage index of 4.0x was maintained.

As of the date of these financial statements, the Company did not meet all of the amended 2022 covenants and, on February 9, 2023, debenture holders approved the Company’s separate request for an additional waiver for the 2022 covenant violations.

As these waivers were received subsequent to December 31, 2021, the debenture liability is presented as a current liability in the statement of financial position.

Exposure premium

In connection with the First Issue, the Company and the Initial Investors entered into a separate agreement that provides for the payment of additional amounts to the Initial Investors in the event of certain liquidity events, as defined, or the early redemption of the debentures by the Company in whole or in part prior to maturity, (the “Exposure Premium”).

Liquidity events are defined within the debenture agreement as the sale, exchange or alteration of the capital structure of the Group such as reorganization or the public sale of shares equivalent to at least 10% of the total capital stock of the Group. The Exposure Premium due to Initial Investors under a qualifying liquidity event is calculated as 5% of the total equity value of all the shares of the Group on the date of the event, applied pro-rata based on the total debentures initially acquired by the Initial Investors in proportion to every 250,000 debentures authorized for issuance in the First Issue. As only 58,000 of 250,000 debentures were issued to the Initial Investors, the total exposure is 1.16% of total equity value of all the shares of the Group on the date of liquidity event, limited to the applicable percentage cap of the value of the debentures outstanding, as described in the table below.

The Group may redeem the debentures prior to their maturity in part or in full or make an offer for the early redemption of debentures to the Initial Investors. The Exposure Premium applicable to an early redemption occurring is calculated pro-rata based on the total debentures initially acquired by the Initial Investors and will be calculated based on the total amount of the debentures outstanding on the date of early redemption.

The Exposure Premium is calculated based on its fair value. The Exposure Premium fair value considers a cap for the liquidity event or early redemption according to the following criteria:

Liquidity Event Date or Early Redemption Date	Cap Applied to Total Debentures Outstanding (%)
From 14 May 2021 (inclusive) to May 14, 2022 (exclusive)	35.00%
From 14 May 2022 (inclusive) to 14 May 2023 (exclusive)	40.00%
From 14 May 2023 (inclusive) to 14 May 2024 (exclusive)	45.00%
From 14 May 2024 (inclusive) to 14 May 2031	50.00%

The Exposure Premium payment is not linked to the payment of debentures and is considered additional and independent compensation, due exclusively to the Initial Investor which acquired the first issuance of debentures and is therefore not due to any other investors. The Exposure Premium will only be paid once per Initial Investor at the time of the liquidity event or in case of early redemption.

As of December 31, 2021, the fair value of the Exposure Premium was R$745 and the fair value adjustment is recorded in the provision for debentures as a non-current liability with the change in fair value of the derivative recorded in profit or loss.

Note 16. Provision for risks

Provisions for risks are recognized when: (i) the Group has a present or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the value can be reliably estimated. The provisions for risks are estimated, considering management’s judgements, based in part on the advice and counsel of the Company’s legal advisors, as to the probability of loss and expected future amounts to settle the obligations.

For the year ended December 31, 2021, R$22,651 of provisions were recorded in connection with acquisitions. After the acquisitions, due to the increase in employee headcount, the Group established a provision for the related employee labor risk of the acquired workforce and the amount of R$9,262 related to an infraction notice for the period 2016 to 2020, whose tax authority understands that the Brazilian Municipal Service Tax (“ISS”) due would be 5%, while the Group collected and remitted at 2%.

The provision activity for the year ended December 31, 2021, is as follows:

12/31/2021
At January 1, 2021	673
Provisions acquired in business combination (note 6)	22,651
Provision recorded during the period	9,262
Provision paid during the period	—

At December 31, 2021	32,586

Contingent liabilities

The Group is party to a number of claims, assessments and legal proceedings in the normal course of business. At December 31, 2021, the total of such contingent obligations, for which the likelihood of loss was determined as possible by management and for which no provision has been recorded, is as follows:

12/31/2021
Civil	326
Tax	1,209

Total	1,535

Note 17. Equity

Share capital

The Company’s capital structure is composed of 500 million authorized shares of a single class of common shares, no par value, that entitle holders to one vote per share in the Group’s deliberations.

Shares
Authorized	500,000,000
Issued and outstanding—January 1, 2021	94,647,160

Issued and outstanding—December 31, 2021	121,045,895

In connection with the reorganization and merger with Keiretsu in June 2021 (see note 2), the Company’s shareholders approved a reverse capital share split with a 1.145:1 share split ratio. All share and per share amounts have been retrospectively restated for the effect of the share split, as demonstrated below.

Shares
Issued as of January 1, 2021	108,380,047
Share split	1.145:1
Issued as of January 1, 2021, after giving effect to the share split	94,647,160
Shares issued	26,398,735

Issued as of December 31, 2021	121,045,895

Prior to the reorganization, the Company issued 26,398,735 shares for cash advances made by Keiretsu in the amount of R$35,692 and in satisfaction of amounts owed to Keiretsu of R$3,201.

The distribution of shareholders’ capital is as follows:

	2021
Shareholders	% Participation	Common Shares	Subscribed and Paid-In Share Capital (R$)
Heru Investimentos e Participações Ltda(i)	82.60%	99,983,909	30,896
Individuals	17.40%	21,061,986	8,008

Total	100%	121,045,895	38,904

(i)	Pierre Schurmann, CEO, owns 100% of the shares of Heru Investimentos e Participações Ltda and therefore owns 82.6% of the Group’s shares.

Subscription rights

During 2021, the Company issued subscriptions rights to investors in the total amount of R$16,650, further detailed below. The majority of these subscription rights (R$15,150) will be settled with the issuance of a variable number of shares, and thus have been recorded as liabilities based on fair value through profit and loss (see note 7 for details). The remaining portion (R$1,500) will be settled with the issuance of a fixed number of shares, and thus have been recorded as an equity instrument.

On October 8, 2021, the Company issued subscription rights to investors for total consideration of R$15,150. The subscription rights may be exercised within 30 days from the march 24 of the Group’s first capital increase in an amount of at least R$100,000 that results in the issuance of shares by the Group (the “Contribution Event”) or within 30 days of the second anniversary from the subscription rights’ issuance date if no Contribution Event has occurred. The number of shares to be issued to these investors will be determined based on the fair value of the Company’s shares on the date of the Contribution Event or based on the fair value per share of the last capital increase in the event that no Contribution Event occurs, utilizing the following formula: consideration paid divided by the fair value of the Company’s share x 0.9 (in case there is a Contribution Event) or consideration paid divided by the fair value of the Company’s share of the last capital increase x 0.8 (in case no Contribution Event occurs). As the number of shares to be issued is variable, these subscription rights are recorded as liabilities based on FVTPL.

In connection with the reorganization, on June 28, 2021, the Company issued subscription rights to purchase up to 1,431,200 of the Company’s common shares to an investor in exchange for his outstanding subscription rights to Keiretsu shares, purchased in 2020 in the amount of R$1,500. If exercised until October 9, 2022, this investor will receive 1,000,000 common shares, and if exercised after this date and until February 5, 2023, this investor will receive 1,431,200. Upon exercise, the investor should pay a fixed amount of R$1.00 (one Brazilian Real). The exercise can be accelerated in an event of an initial public offering (“IPO”) or change in the Company’s control. These subscription rights are recorded as an equity instrument in Capital Reserves. In December 2022, these subscription rights were exercised, and the respective shares were issued.

Profit reserves

Legal Reserve

In accordance with Brazilian corporate law, the Company is required to allocate 5% of net income for any given year for the formation of a legal reserve subject to a maximum limit of 20% of share capital (in addition, if for any given financial year, the total amount of the legal reserve plus any amounts of capital reserves exceed 30% of capital stock, the Company is not required to allocate any income for the formation of the legal reserve). The legal reserve is also subject to approval by the general shareholders’ meeting and may be transferred to capital or used to absorb losses but is not available for the payment of dividends in subsequent years. As the Group was in a net loss position as of December 31, 2021 and does not expect to be in a profit position in the near future, a legal reserve has not been recorded as part of the capital reserves balance.

In addition to legal reserves, the Company’s Articles of Incorporation establish that additional reserves may be created upon shareholders’ approval, including investment reserves to secure the implementation, maintenance and development of Company’s activities limited to the total net profit after allocation of legal reserve.

Brazilian Corporate Law provides that all statutory allocations of net profit, including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at a general shareholders’ meeting and may be used for capital increases or for the payment of dividends in subsequent years.

The balance for the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed the share capital. If this happens, our shareholders must determine whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

The profits unallocated to the accounts mentioned above must be distributed as dividends.

Capital reserves

The balance of the capital reserves as of December 31, 2021 is composed of the additional paid-in-capital recognized in connection with the company’s share-based compensation plans as described in note 19 and certain subscription rights.

Dividend distribution policy

Under the Group’s bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at the annual shareholders’ meeting, the Company must generally pay shareholders a mandatory minimum dividend of 25% of adjusted net income, as defined in accordance with Brazilian Corporate Law, after the allocation of 5% of net income to the legal reserve.

However, net income may be used to increase share capital, used to set off losses and/or otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity.

Brazilian Corporate Law defines the “net income” as net income for the year, reduced by accumulated losses of prior years, provisions for income tax and social contribution on the net profit for such fiscal year, and amounts allocated to employees’ and management’s participation on the results in such fiscal year. Under Brazilian Corporate Law, the net income available for distribution as dividends may also be reduced or increased by the following:

•	amounts allocated to the legal reserve,

•	amounts allocated to the statutory reserve, if any,

•	amounts allocated to the contingency reserve, if required,

•	amounts allocated to the unrealized profit reserve,

•	amounts allocated to the retained profit reserve,

•	amounts allocated to the income tax exemption reserve,

•	reversals of reserves recorded in prior years, and

•	reversals of the amounts allocated to the unrealized profit reserve, if any, when realized and not absorbed by losses

As an alternative form of payment of dividends, Brazilian companies may distribute interest on capital, whose payments may be treated by a company as a deductible expense for income and social contribution taxes purposes. Payments of interest on capital may be made at the discretion of the Board of Directors, subject to shareholder approval. Payments of interest attributed to shareholders’ equity, net of withholding tax, may be distributed as part of the minimum mandatory dividends. Interest on capital is calculated in accordance with the daily pro rata variation of the Brazilian government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•

50% of net income (after the deduction of the social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

Under Brazilian Corporate Law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on capital if the shareholders at the general shareholders’ meeting determine, based on the company’s board of directors’ proposal, which is reviewed by the fiscal council when installed, that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. The management of the company must report to the Brazilian Securities Commission (“CVM”) such suspension within five days of the relevant general shareholders’ meeting. Under Brazilian Corporate Law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

As the Group was in a net loss position as of December 31, 2021, no dividends have been declared or were payable. If in a profit position, the Group intends to declare dividend payments to allow shareholders to participate in its free cash flow, while retaining sufficient capital to invest in acquisitions and organic growth.

Note 18. Net loss per share

The table below shows data of net loss and shares used in calculating basic and diluted loss per share attributable to the ordinary equity holders of the Company:

2021
Net loss for the year ended December 31, 2021	(77,699)
Weighted average shares outstanding—basic and diluted	109,885,927

Net loss per ordinary share—basic and diluted	(0.71)

Basic net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, adjusted for the stock share split described in note 17. As of December 31, 2021, the Group reported a net loss, therefore, potentially dilutive instruments, in the amount of 7,786,637, are excluded in the calculation of weighted average number of ordinary shares, including those related to share options and subscription rights outstanding as of December 31, 2021, as their impact is anti-dilutive. These options and variable shares, per the subscription rights agreements, could potentially dilute basic earnings per share in the future, as well as shares that will be issued in the future related to renegotiations of the deferred and contingent consideration and additional subscription rights issued.

Note 19. Share-based compensation plan

On November 27, 2020, the Company Stock Option Plan (“CSOP’’) was approved at the extraordinary general shareholders’ meeting of Keiretsu and approved on June 30, 2021 at the extraordinary general shareholders’ meeting of Nuvini as part of the merger. The amendment substituted Keiretsu shares for Nuvini shares and was adjusted for the split that occurred as part of the merger. The CSOP authorizes the issuance of 20,000,000 share options. The Company issues equity settled share-based payments to executives of the Group and advisors. The Group measures the cost of transactions settled with shares to its employees, based on the fair value of the equity instruments on the date of their grant.

Share option plan

As of December 31, 2021, the Company had 14,114,763 options outstanding. Generally, upon completion of the first year of employment, one-third of options will vest, and the remainder will vest monthly over the next three years. If the options remain unexercised after a period of five years after the date of grant, the options expire. The total expense recognized in the year resulting from share-based option awards was R$3,738 in general and administrative expenses in the statement of loss.

The fair value of each share option award was estimated at the time of grant for each option using the Black-Scholes option pricing model. The key assumptions used for options granted during the year ended December 31, 2021, were as follows:

2021
Exercise price	R$	0.50 – R$2.32
Fair value of common share	R$	0.50 – R$2.32
Volatility		52.2% – 55.3%
Risk-free interest rate		6.58% – 11.45%
Dividend yield		0%
Expected option life		4.9 – 7 years

Expected volatility was determined using historical and implied stock price volatility from guideline companies, adjusted for size and leverage. As a result, the fair value of the share options ranged between R$0.211 and R$1.643 per option.

The number and weighted average exercise price of share options were as follows:

	Weighted Average Exercise Price (R$)	Number of Options
Outstanding at January 1, 2021	0.50	11,000,000
Granted during the year	1.98	5,420,319
Forfeited/canceled during the year	0.50	(2,305,556)

Outstanding at December 31, 2021	1.07	14,114,763

Exercisable at the end of the year	0.50	5,380,556

As of December 31, 2021, no options had been exercised or had expired and the options outstanding had a weighted average remaining contractual life of 4.93 years.

Note 20. Net operating revenue

The Group recognizes operating revenue from its B2B SaaS platform where revenues are disaggregated as SaaS platform subscription services, and data analytics service, set-up and other services. Revenues are recorded net of applicable municipal service taxes (ISS) and federal vat (PIS and COFINS) taxes, as well as contract cancellations and returns.

Below is a summary of net operating revenue for the year ended December 31, 2021:

12/31/2021
Gross operating revenue	98,433

Revenue deductions:
Cancellations and returns	(1,357)
Taxes on services	(7,212)

Total revenue deductions	(8,569)

Net operating revenue	89,864

Disaggregation of net operating revenue for the year ended December 31, 2021 is as follows:

12/31/2021
Platform subscription service	78,547
Cancellations, returns and taxes on services	(6,780)

Revenue from platform subscription service	71,767

Data analytics service	14,457
Cancellations, returns and taxes on services	(1,491)

Revenue from data analytics service	12,966

Set-up and service	4,613
Cancellations, returns and taxes on services	(257)

Revenue from set-up and service	4,356

Other revenue	816
Cancellations, returns and taxes on services	(41)

Other revenue	775

Total net operating revenue	89,864

Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets (included within trade accounts receivable) and deferred revenue related to contracts with customers.

The contract asset activity as of December 31, 2021, is as follows:

At January 1, 2021	—
Increase from business acquisitions	3,296
Decrease from transfers to accounts receivable	(877)
Increase from changes based on work in progress	638

At December 31, 2021	3,057

The deferred revenue activity as of December 31, 2021, is as follows:

12/31/2021
At January 1, 2021	38
Increase from business acquisitions	5,512
Increase in deferred revenue in the current year	9,658
Revenue recognized during the current year	(10,840)

At December 31, 2021	4,368

Deferred revenue is allocated to remaining performance obligations and represents contracted revenue that has not yet been recognized, including unearned revenue and amounts that have been invoiced and will be recognized as revenue in future periods. The Company expects to recognize all revenue over the next 12 months and is classified as other current liabilities in the consolidated statement of financial position.

Note 21. Cost and expenses by nature

The operating costs and expenses by nature for the year ended December 31, 2021 are as follows:

12/31/2021
Payroll	(57,026)
Third-party services and others	(19,781)
Business and marketing expenses	(8,098)
Depreciation	(1,071)
Amortization	(12,507)
Impairment of goodwill	(6,758)
Audit and consulting	(5,574)
Other administrative expenses	(1,758)
Provisions	(8,676)

Total	(121,249)

Cost of services provided	(39,556)
Sales and marketing expenses	(22,597)
General and administrative expenses	(52,296)
Research and development expenses	(54)
Impairment of goodwill	(6,758)
Other operating income (expenses), net	12

Total	(121,249)

Note 22. Financial income and expense, net

The financial income and expense, net for the year ended December 31, 2021 is composed of the following:

12/31/2021
Financial income:
Income on financial investments	356
Interest income	211
Discounts obtained	11

Total	578

Financial expenses:
Contingent consideration fair value adjustments	(32,365)
Interest on loans, financing and debentures	(5,513)
Subscription rights	(2,619)
Other interest and expense	(1,747)
Exchange variation (foreign exchange losses)	(68)
Exposure premium expense	(745)

Total	(43,057)

Financial income and expense, net	(42,479)

Note 23. Income tax

Current tax

Income tax on net profit or loss was calculated in accordance with applicable Brazilian law, applying tax rates for regular and presumed income tax regime, as described in note 4 related to taxation.

The income tax recorded in income for the year ended December 31, 2021, is as follows:

12/31/2021
Loss before income tax	(73,864)

Income tax credit at the combined rate 34%	25,114

Adjustments for the demonstration of the effective rate:
Non-deductible expenses	(112)
Presumed income tax calculation effect(i)	(4,230)
Research and development tax benefit	633
Unrecognized tax loss carryforwards and temporary differences(ii)	(28,745)
Deferred tax liability expenses from identifiable assets acquired of businesses	3,956
Other	(451)

Income tax recorded in the income for the year	(3,835)

Current tax	(7,791)
Deferred tax	3,956
Effective tax rate	5.19%

(i)

As described in note 4, the taxation under Brazilian Tax Law allows certain companies to calculate income taxes as a percentage of gross revenue, using the presumed income tax regime. The effect of the presumed income tax of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the regular income tax rate applied to the taxable profit of the subsidiaries.

(ii)

The Company has not recorded a deferred tax asset on tax loss carryforwards and temporary differences as the Company does not expect to realize these tax benefits in the foreseeable future. Tax losses may be carried forward indefinitely, though the amount of the carryforward that can be utilized is limited to 30% of taxable income in each carryforward year. As of December 31, 2021, the Group had a total of tax losses of R$30,397. Tax losses are not permitted to entities using the presumed income tax regime.

Deferred tax liability

At December 31, 2021, deferred tax liabilities are recognized for the temporary differences between the book and tax basis of intangible assets recorded in connection with business combinations in the amount of R$48,951.

Note 24. Segment information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. For reviewing the operational performance of the Group and for the purpose of allocating resources, the Chief Operating Decision Maker (“CODM”) of the Group, identified as the Chief Executive Officer, reviews the consolidated results as a whole. The CODM considers the Group a single operating and reportable segment, when monitoring operations, making decisions on capital and investment allocations and evaluating performance.

General information

The CODM of the Group receives and reviews consolidated financial results for the Group in making decisions concerning financial management, budgeting analysis, as well as evaluation of the business performance based on the consolidated financial results of the Group. The Company has determined that it has a single operating and reportable segment, multi-vertical SaaS solution model.

Information on products and service

The Group’s core business activity is providing a SaaS platform model focused on the software delivery method of cloud-based software applications to its customers. The Group generates revenues and profits by providing to customers SaaS platform subscription services, data analytics services, set-up and other services. A reconciliation of revenue by product and service is represented in note 20.

Segment revenue and non-current assets by geographical area

In presenting the geographical information, revenue is based on the region in which the customer is located. All intellectual property is located in Brazil. Assets are based on the geographic locations of the assets which are also centrally located in Brazil; therefore, the Group operates in one geographical location.

For the year ended December 31, 2021, the Group generated 99.7% of its revenues originating from customers located in Brazil, with an immaterial amount of revenue originating from foreign customers.

The Company’s non-current assets are entirely located in Brazil as of December 31, 2021.

Note 25. Supplementary items to the cash flow

In the year ended December 31, 2021, the Group recorded the following non-cash transactions:

Business combination:	Note	12/31/2021
Trade accounts receivable, net	6 and 9	7,809
Other assets	6	1,735
Property and equipment, net	6 and 11	1,735
Right-of-use assets	6 and 11	1,058
Intangible assets	6 and 12	125,802
Goodwill	6 and 12	237,787
Accounts payable to suppliers	6	(7,808)
Labor charges	6	(4,127)
Loans and financing	6 and 14	(3,994)
Right-of-use lease liabilities	6 and 11	(1,058)
Taxes and fees	23	(3,253)
Deferred taxes		(40,730)
Deferred and contingent consideration		(282,205)
Other liabilities		(10,100)
Provisions for risks	6 and 16	(22,651)
Recognition of lease right-of-use asset in exchange for lease liabilities:
Right-of-use assets, net	11	1,972
Lease liability	11	(1,972)
Capitalization of related party loans:
Related party		3,201
Share capital		(3,201)
Capital reduction through the payment of subscription rights:
Capital reserve	17	1,500
Related party n	17	(1,500)

Note 26. Subsequent events

The Group evaluated subsequent events and transactions that occurred after the balance sheet date up to March 24, 2023, the date the financial statements were available to be issued.

From January 27, 2022 to February 13, 2023, Nuvini S.A. entered into five loan agreements with Pierre Schurmann (the “Related Party Loan Agreements”). The first and second loan agreements were entered into on January 27, 2022 in the principal amount of R$500 and R$300 respectively, each carrying an interest rate of 100% of CDI plus 3% per annum. The third loan agreement was entered into on February 1, 2022, with a principal amount of R$1,200, carrying an interest rate equal to 100% of CDI plus 3% per annum. The fourth loan agreement was entered into on March 29, 2022, with a principal amount of R$1,150, carrying an interest rate equal to 100% of CDI plus 3% per annum. The fifth loan agreement was entered into on February 13, 2023, with a principal amount of R$3,300, carrying an interest rate equal to 100% of CDI plus 10% per annum. The purpose of the loan agreements was to provide Nuvini S.A. with working capital to fund its operations.

On February 28, 2022 and June 14, 2022, Luiz Busnello and Walter Leandro entered into advisor agreements with Nuvini S.A., respectively. Their services include, but are not limited to, managing M&A strategy and pipeline work, providing support to identify strong acquisition opportunities, conducting due diligence on potential acquisition targets, developing detailed financial models and business cases. Both Luiz Busnello and Walter Leandro are each entitled to receive an advisor fee of R$1,500 consisting of 285.171 units of stock options. In addition, each is also entitled to receive an additional variable advisor fee, such amount to be determined in the sole discretion of Nuvini S.A. management, based on a formula that provides each of Luiz

Busnello and Walter Leandro a score based on (1) achieving M&A’s that bring in at least R$100,000 of new revenue (weighted 70%) and (2) individual performance. If Luiz Busnello and Walter Leandro each achieved top scores in both categories, they could each be entitled to receive a compensation of up to R$9,375 in addition to their base advisor fee of R$1,500, pro-rated for the number of months worked in 2022. As of December 31, 2022, Nuvini S.A. has determined that none of the metrics were met on the variable advisor fee component under either advisor agreement, so no additional performance fees have or will be paid at this time.

On March 30, 2022, the debenture holders granted Nuvini S.A.’s request for a waiver of the covenant violations through March 2023. As part of the waiver, the covenants for 2022 were amended as follows: (a) gross debt indicator/pro forma EBITDA to 7.2x; (b) pro forma EBITDA margin in relation to net revenue to 7.1%; and (c) the debt service coverage index of 4.0x was maintained. As of December 31, 2021, Nuvini S.A. did not meet all of the amended 2022 covenants and, on February 9, 2023, debenture holders approved Nuvini S.A.’s separate request for an additional waiver for the 2022 covenant violations.

On April 28, 2022, Nuvini S.A. and Pierre Schurmann entered into a first consolidated amendment applicable to all the Related Party Loan Agreements in order to (i) condition the payment of the Related Party Loan Agreements to the achievement of a gross debt indicator/pro forma EBITDA less or equal to 3.5x for three consecutive semesters by Nuvini S.A., in connection with the Exposure Premium, as per deliberated in a general meeting of the debenture holders; and (ii) equalize the interest rates of all Related Party Loan Agreements in 100% of the CDI plus 8% per annum.

On May 20, 2022 and August 15, 2022, respectively, Nuvini S.A. entered into two (2) loan agreements with Accipiens Consultoria e Participações EIRELI, an entity owned and operated by Luiz Busnello, in the amount of R$1,500 and R$1,100, respectively, with no interest rate attached. The right to repayment of the R$2,600 loan balance was assigned to Pierre Schurmann on November 30, 2022, who paid Luiz Busnello in cash in exchange for the right to be repaid under the loan, pursuant to the terms of the “Instrumento Particular de Cessão de Crédito”.

On November 16, 2022, Nuvini S.A., amended the agreement with the sellers of Mercos to eliminate the contingent consideration payment in exchange for the return of 42.09% of the Mercos shares to the sellers and retaining a call option on those shares. The call option provides Nuvini S.A. the right to repurchase the shares at any time until December 31, 2024 for a total price based on multiples of Mercos’ revenue for the preceding 12 months. In connection therewith, Nuvini S.A. paid R$10,000.

On December 9, 2022, the Company granted Pierre Schurmann subscription rights of R$16,799, equal to the amount of loans outstanding with Schurmann, as repayment of its debt to Schurmann.

On December 9, 2022, amendments to the deferred and contingent consideration on acquisitions arrangements were completed as follows:

Leadlovers—deferred the payment dates of all installments to the seller to February 5, 2023 and 2024, and amended the payment terms to 50% of the amounts payable in cash and 50% payable in shares of Nuvini Holdings Limited (as defined below), or New Nuvini (as defined below) ordinary shares (if payments are made after the consummation of the Merger Agreement (as defined below)). The number of shares to be issued will be based on the Company’s valuation and equity value on the date of issuance. On March 13, 2023, an amendment was signed in order to defer the payment due on December 21, 2022 to April 30, 2023 and the payment due on February 5, 2023 to June 30, 2023.

Onclick—deferred the payment dates of the owed installments to the sellers to May 5, 2023 and April 22, 2024, and amended the payment terms to consist of payment through the transfer of of Nuvini Holdings Limited, or New Nuvini ordinary shares (if payments are made after the consummation of the Merger Agreement. The payment will be in two installments rather than the three installments contemplated by the original agreement.

The first installment will be due on May 31,, 2023 or upon consummation of the Merger Agreement, whichever is earlier, and payable in cash and shares of Nuvini Holdings Limited or New Nuvini ordinary shares (if payments are made after the consummation of the Merger Agreement). The number of shares to be issued will be based on the Company’s valuation and current equity value on the date of issuance. The installments must be paid by May 31, 2023 and April 22, 2024, respectively.

Effecti—deferred the payment dates of two installments to the seller to April 30, 2023 and May 31, 2023, that will be payable in cash, including penalty of R$2,071, and 2% monthly interest to be accrued until the due dates. The third installment will be payable in shares of Nuvini Holdings Limited or New Nuvini ordinary shares (if payments are made after the consummation of the Merger Agreement). The number of shares to be issued will be based on the Company’s valuation and equity value on the date of issuance. If consummation of the Merger Agreement doesn’t occur on or before October 30, 2023, the renegotiated installment shall be paid in cash and due on November 10, 2023.

On December 15, 2022, Nuvini S.A. entered into a loan agreement with Pierre Schurmann, in the principal amount of R$3,200 with an interest rate of 10% per annum and 100% of CDI, and with a maturity of 16 months. Pursuant to the terms of this agreement, Schurmann is also entitled to a premium in the equivalent of 200% of the principal loan amount, which will be settled in Nuvini shares, in the event of a merger between Nuvini and a Special Purpose Acquisition Company (“SPAC”). In October and November, 2022, Nuvini S.A. also entered into four additional loan agreements with investors in the principal amount of R$4,750, with interest rates of 10% per annum and 100% of CDI, and with a maturity of 16 months. Pursuant to the terms of these agreements, these investors will also be entitled to a premium in the equivalent of 15% of the principal loan amount, which will be settled in Nuvini shares, in the event of a merger between Nuvini and a SPAC.

On December 22, 2022, an amendment to the Datahub deferred and contingent consideration on acquisition arrangement was completed. The agreement deferred the payment dates of all installments payable to Datahub on February 24, 2023, and February 24, 2024 and amended the payment terms to consist of payment of shares of Nuvini Holdings Limited, or New Nuvini ordinary shares (if payment is made after consummation of the Merger Agreement). The first installment, due on February 24, 2023, was renegotiated and shall be paid no later than June 30, 2023, part in cash and part in shares of Nuvini Holdings Limited or New Nuvini ordinary shares (if payment occurs after consummation of the Merger Agreement). The second installment, due on June 30, 2023, shall be paid part in cash and part in shares of Nuvini Holdings Limited or New Nuvini ordinary shares (if payment is made after consummation of the Merger Agreement). The third installment shall be paid on February 24, 2024 part in cash and part in shares of Nuvini Holdings Limited or New Nuvini ordinary shares (if payment occurs after consummation of the Merger Agreement). The number of shares to be issued will be based on the Company’s valuation and equity value on the date of issuance.

On January 25, 2023, the Group entered into a business combination agreement by and among Smart NX and Nuvini S.A., which was unanimously approved by the Group’s Board of Directors. Smart NX develops technology and management solutions that help transform business and aligns with the Group’s current market strategy. Smart NX operates in Brazil. The transaction will consist of a payment in shares of Nuvini equivalent to R$35,000 for 55% of the Company with an option to purchase the remaining 45% of the Company available for 3 years after the initial purchase, for a variable consideration based on multiples of future Smart NX EBITDA. The guidance presented in Regulation S-X 3-05 requires a pro forma significance test to be completed based on the details of the probable acquisition. The significance test performed for the Smart NX acquisition was deemed to be not significant and the need for full audited financials or inclusion within any pro forma information will not be needed.

On February 26, 2023, Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands that is the parent company of Nuvini S.A. and conducts all of its business through Nuvini S.A., and Mercato Partners Acquisition Corporation, a U.S. publicly-listed special purpose acquisition company (“Mercato”), announced that they have entered into a business combination agreement by and among Mercato, the Company and certain affiliated entities of the Company (the “Merger Agreement”). If and upon completion of the proposed transaction, the combined company (“New Nuvini”) will operate under the “Nuvini’’ name and its ordinary shares are expected to be listed on the Nasdaq Stock Market. The proposed transaction, which has been unanimously approved by the boards of directors of Nuvini and Mercato, is subject to approval by the stockholders of Nuvini and Mercato, respectively, and other customary closing conditions. The proposed transaction contemplates that Nuvini shareholders will exchange 100% of their equity holdings for issued and outstanding ordinary shares of the combined company immediately following the consummation of the transaction, assuming no redemptions by Mercato’s existing public stockholders and no exercise of Mercato’s currently outstanding warrants. The proposed transaction is anticipated to be completed in the first half of 2023 and it is contemplated that Mercato will be treated as the “acquired” company for financial reporting purposes. Accordingly, the net assets of the Company will be stated at historical cost, with no goodwill or other intangible assets recorded. Additionally, since Mercato does not meet the definition of a “business” pursuant to IFRS 3, the transaction is expected to be considered a capital reorganization and accounted for as a share-based payment transaction under IFRS 2. Prior to the consummation of the proposed transaction, the board of directors of New Nuvini adopted, and the shareholders of New Nuvini approved, an equity incentive plan for service providers of New Nuvini and its subsidiaries (the “Incentive Plan’’) that will be effective upon closing of the proposed transaction.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

NUVINI HOLDINGS LIMITED,

NVNI GROUP LIMITED,

NUVINI MERGER SUB, INC.,

and

MERCATO PARTNERS ACQUISITION CORPORATION

dated as of February 26, 2023

a-i

(CONT’D)

a-ii

(CONT’D)

a-iii

(CONT’D)

EXHIBITS

Exhibit A	Form of Contribution Agreement
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Lock-up Agreement
Exhibit D	Form of Certificate of Merger
Exhibit E	Form of New PubCo A&R Memorandum and Articles of Association

a-iv

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT is made and entered into as of February 26, 2023 (this “Agreement”), by and among Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub” and, together with the Company and New PubCo, the “Company Parties”), and Mercato Partners Acquisition Corporation, a Delaware corporation (“SPAC”). Each Company Party and SPAC will individually be referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used herein without definition have the meanings set forth in Article I.

RECITALS

WHEREAS, in anticipation of the Transactions, (a) New PubCo has been incorporated, and (b) New PubCo has caused to be incorporated Merger Sub as a direct, wholly-owned subsidiary of New PubCo;

WHEREAS, in anticipation of the Transactions, following the date hereof, (a) New PubCo will cause to be formed (i) an exempted company incorporated with limited liability in the Cayman Islands as a direct, wholly-owned Subsidiary of New PubCo (“Intermediate 1”), and (ii) an exempted company incorporated with limited liability in the Cayman Islands as a direct, wholly-owned Subsidiary of Intermediate 1 (“Intermediate 2” and together with Intermediate 1, the “Intermediate Companies”) and (b) New PubCo will effect a series of transactions, as a result of which, Merger Sub will become a direct, wholly-owned subsidiary of Intermediate 2;

WHEREAS, as soon as practicable following the date hereof, but in any event within ten (10) Business Days following the date hereof (the “Contribution Agreement Execution Deadline”), the shareholders of the Company (the “Company Shareholders”) and New PubCo shall enter into a Contribution and Exchange Agreement in the form attached hereto as Exhibit A (the “Contribution Agreement”), pursuant to which, among other things, at the Contribution Effective Time, the Company Shareholders will contribute to New PubCo all of the issued and outstanding equity of the Company in exchange for newly issued New PubCo Ordinary Shares (the “Contribution”) and, after giving effect to the Contribution, the Company will become a direct, wholly-owned subsidiary of New PubCo;

WHEREAS, following the Contribution, the Parties intend to effect the Merger in accordance with the DGCL and upon the terms and subject to the conditions of this Agreement, whereby on the Closing Date, Merger Sub shall be merged with and into SPAC (the “Merger”), with SPAC continuing as the surviving corporation of the Merger and a direct, wholly-owned subsidiary of Intermediate 2;

WHEREAS, the board of directors of SPAC has unanimously (a) approved and declared the form, terms and provisions of this Agreement and each of the Transaction Agreements to which SPAC will be a party and the Transactions, including the Merger, fair to, advisable and in the best interests of SPAC and its stockholders (the “SPAC Stockholders”) and (b) declared it advisable for SPAC to enter into, and approved the execution and delivery by SPAC of, this Agreement and each of the Transaction Agreements to which it will be a party and (c) recommended that the SPAC Stockholders approve the SPAC Stockholder Matters (the “SPAC Recommendation”);

WHEREAS, the board of directors of the Company has unanimously (a) determined that it is fair, advisable and in the commercial interests of the Company and the Company Shareholders for the Company to enter into this Agreement and the other Transaction Agreements to which it is or will be a party and (b) approved and recommended the adoption and approval of this Agreement and the other Transaction Agreements to which the Company is or will be a party and the Transactions, including the Merger and the Contribution, in each case, by the Company Shareholders;

WHEREAS, the directors of each of New PubCo and Merger Sub have unanimously (a) determined, approved and declared that the Transactions (including, in relation to Merger Sub, the Merger) and the Transaction Agreements to which it is or will be a party are advisable and in the commercial interests of New PubCo and its shareholders, and Merger Sub, respectively and (b) resolved to recommend that the shareholder of New PubCo (in relation to New PubCo) and New PubCo (in relation to Merger Sub) approve and authorize the Transaction Agreements (as applicable) and the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Company Parties’ willingness to enter into this Agreement, SPAC, SPAC Sponsor, and the other Persons named therein and party thereto, have entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, SPAC Sponsor has agreed, among other things, to (i) not redeem any Subject Securities (as defined therein) in connection with the vote to approve the SPAC Stockholder Matters, vote in favor of the Merger and the other Transactions and against any alternative transaction and, prior to the Closing, not to transfer any shares of SPAC Class B Common Stock except as permitted thereby and (ii) contingent upon the Closing, waive certain anti-dilution provisions contained in the SPAC Governing Documents in connection with the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC and certain of the Company Shareholders have entered into a shareholder support agreement (the “Shareholder Voting and Support Agreement”), pursuant to which the Company Shareholders have agreed, among other things, to (a) approve the actions contemplated in this Agreement for which the approval of the Company Shareholders is required, and (b) certain restrictions on transfer relating to its Company Ordinary Shares and its New PubCo Ordinary Shares prior to the Closing as set forth in therein;

WHEREAS, in connection with the Closing, New PubCo, SPAC Sponsor, certain of the Company Shareholders and certain other Persons party thereto shall enter into a Registration Rights Agreement in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), which, among other things, effective as of the Closing, terminates and replaces the Current Registration Rights Agreement;

WHEREAS, in connection with the Closing, New PubCo, SPAC Sponsor, certain of the Company Shareholders and certain other Persons party thereto shall enter into a Lock-up Agreement in the form attached hereto as Exhibit C (the “Lock-up Agreement”), which, among other things, provides for certain restrictions on the transfer of New PubCo Ordinary Shares following the Closing as set forth therein; and

WHEREAS, as of immediately following the consummation of the Transactions, the Parties anticipate that New PubCo will qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Exchange Act.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1. Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person; provided, however, not including any individual shareholder of the Company who does not individually have controlling rights over Nuvini. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Company Shareholder Consideration” shall mean a number of New PubCo Ordinary Shares equal to the product of (a) the number of Company Ordinary Shares outstanding at the Contribution Effective Time multiplied by (b) the Exchange Ratio.

“Aggregate SPAC Stockholder Consideration” shall mean a number of New PubCo Ordinary Shares equal to the number of shares of SPAC Common Stock issued and outstanding immediately prior to the Merger Effective Time, after taking into account of the SPAC Stockholder Redemptions.

“Aggregate SPAC Stockholder Redemption Payments Amount” shall mean the aggregate amount of all payments required to be made by SPAC to redeeming SPAC Stockholders in connection with the SPAC Stockholder Redemption.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Anti-Corruption Laws” shall have the meaning set forth in Section 4.23.

“Anti-Money Laundering Laws” shall mean the financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, the money laundering and terrorist financing laws and regulations (including any licensing or registration requirements applicable to money services businesses) of all relevant jurisdictions, and any related or similar rules or guidelines issued, administered or enforced by any Governmental Entity, including, without limitation, Brazilian Law No. 9,613, dated March 3, 1998, as amended.

“Applicable Exchange Rate” shall mean (a) with respect to Brazilian Reais, the daily average exchange rate (taxa de câmbio) at which such currency may be exchanged into United States Dollars as published by the Central Bank of Brazil on its official web page (which, as of the date hereof, is located at https://www.bcb.gov.br/en/financialstability/quotations, or any official successor screen established by the Central Bank of Brazil) on the second Business Day immediately preceding the Closing Date; provided that if such publication is not made available by the Central Bank of Brazil on such day, the “Exchange Rate” shall be the exchange rate published by the Wall Street Journal at https://www.wsj.com/market-data/currencies/exchangerates on such day, and (b) with respect to any other currency, as published by the Wall Street Journal at https://www.wsj.com/market-data/currencies/exchangerates on the second Business Day immediately prior to the Closing Date.

“Approvals” shall have the meaning set forth in Section 4.8(b).

“Audited Financial Statements” shall have the meaning set forth in Section 4.9(a).

“Brazilian Data Protection Law” shall mean all applicable Legal Requirements in force in Brazil concerning privacy and security of protected information, and all regulations promulgated by any Brazilian Governmental Entity thereunder, including, without limitation, Brazilian law No. 13,709 dated August 14, 2018, as amended.

“Business Combination Deadline” shall have the meaning set forth in Section 7.20(a).

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, São Paulo, Brazil or George Town, Cayman Islands, are authorized or required by Legal Requirements to close.

“Business Product” means all Software, data and databases, and related documentation and materials and other products, including any of the foregoing currently in development, from which any of the Group Companies has derived within the one (1) year preceding the date hereof, is currently deriving or is expected to derive, revenue from the sale, license, maintenance or provision thereof.

“Certificate Amendment” shall have the meaning set forth in Section 7.20(a).

“Certificate Amendment Proxy Statement” shall have the meaning set forth in Section 7.20(a).

“Certificate of Merger” shall have the meaning set forth in Section 2.3(b).

“Certifications” shall have the meaning set forth in Section 5.6(a).

“Closing” shall mean the closing of the Merger.

“Closing Date” shall have the meaning set forth in Section 2.3(a).

“Closing Form 6-K” shall have the meaning set forth in Section 7.3(c).

“Closing Payment Schedule” shall have the meaning set forth in Section 3.7.

“Closing Press Release” shall have the meaning set forth in Section 7.3(c).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Companies Act” shall mean the Companies Act (As Revised) of the Cayman Islands.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Business Combination” shall have the meaning set forth in Section 7.11(a).

“Company D&O Indemnified Party” shall have the meaning set forth in Section 7.13(a)(i).

“Company D&O Tail” shall have the meaning set forth in Section 7.13(a)(ii).

“Company Disclosure Schedule” has the meaning set forth in the lead-in to Article IV.

“Company Equity Plan” shall mean the Stock Option Plan of Nuvini S.A. approved on June 30, 2021 in a shareholders’ meeting and those joinder agreements executed by each of the beneficiaries under such plan, and any amendments thereto.

“Company Financing Certificate” shall have the meaning set forth in Section 3.6.

“Company IT Systems” shall have the meaning set forth in Section 4.19(j).

“Company Leased Properties” shall have the meaning set forth in Section 4.15(b).

“Company Material Adverse Effect” shall mean any event, change, development, state of fact, circumstance, occurrence or effect (any such item, an “Effect”), that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business conditions (financial or otherwise) or results of operations of New PubCo, Merger Sub, the Intermediate Companies, or the Group Companies, taken as a whole; or (b) the ability of any Company Party to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the Effect of any of the following), alone or in combination, be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, tsunamis, volcanic activities, mudslides, flooding, wild fires or other natural disasters, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters, in each case, where the Group Companies’ business, taken as a whole, has a material presence; (iii) solely to the extent related to the identity of SPAC or any of its Affiliates, changes attributable to the public announcement, performance or pendency of the Transactions (including the loss of customers, financing sources, joint venture partners, licensors, licensees, suppliers, employees or other third parties having business relationships with the Group Companies), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions to the extent applicable; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of this Agreement; (v) changes or proposed changes in U.S. GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) changes in the United States, Brazil or worldwide economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates, prices of any security or market index, commodity or any disruption of such markets); (vii) Effects generally affecting the industries and markets in which any Group Company operates; (viii) any failure in and of itself of any Group Company to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent or otherwise affect a determination that the Effect underlying such failure has resulted in a Company Material Adverse Effect (except to the extent otherwise excluded under this definition); or (ix) any actions (A) expressly required to be taken, or expressly required not to be taken, pursuant to the terms of this Agreement or (B) taken at the prior written request of SPAC; provided, that in the case of each of clauses (i), (ii), (iv), (v), (vi) and (vii), any such Effect to the extent it disproportionately affects the Group Companies, taken as a whole, relative to other participants in the industries or geographical areas in which the Group Companies operate shall not be excluded from the determination of whether there has been, or could reasonably be expected to be, a Company Material Adverse Effect.

“Company Material Contract” shall have the meaning set forth in Section 4.20(a).

“Company Option” shall mean, as of any determination time, each option to purchase Company Ordinary Shares that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.

“Company Ordinary Shares” shall mean the ordinary shares of the Company with a par value of $0.00001 each.

“Company Parties” shall have the meaning set forth in the Preamble hereto.

“Company Party Privileged Communications” shall have the meaning set forth in Section 11.16.

“Company Party Shareholder Approval Deadline” shall have the meaning set forth in Section 7.18.

“Company Party Shareholder Approvals” shall mean the approval by the Company Shareholders, Merger Sub, and New PubCo, of the necessary matters required to be approved in connection with the execution, delivery and performance by the Company, Merger Sub and New PubCo of this Agreement and the other Transaction Agreements to which it is (or will be) a party, and each ancillary document that each of the Company, New PubCo, and Merger Sub has executed or delivered or is to execute or deliver pursuant to this Agreement, and the consummation of the Transactions.

“Company Real Property Leases” shall have the meaning set forth in Section 4.15(b).

“Company Registered Intellectual Property” shall have the meaning set forth in Section 4.19(a).

“Company Shareholders” shall have the meaning set forth in the Recitals hereto.

“Company Subsidiaries” shall have the meaning set forth in Section 4.4(a).

“Company Transaction Expenses” shall mean (a) all reasonable and documented third-party, out-of-pocket fees and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation and preparation of this Agreement and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained herein to be performed or complied with at or before the Closing, including the fees, expenses and disbursements of counsel and accountants, due diligence expenses, advisory and consulting fees and expenses, and other third-party fees, in each case, of the Company Parties; and (b) all bonuses, change in control payments, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of any Group Company solely as a result of the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; provided that the Company Transaction Expenses shall include the estimated fees and expenses set forth on Section 1.1(a) of the Company Disclosure Schedule.

“Company Value” shall mean an amount equal to the (a) total of the Equity Value plus (b) aggregate amount of exercise price that would be payable for all Company Options and Company Warrants outstanding immediately prior to the Contribution Effective Time (with the amounts in this clause (b) converted in accordance with the Applicable Exchange Rate).

“Company Warrants” shall mean those outstanding warrants to acquire Company Ordinary Shares or the equity securities of any of the Subsidiaries of the Company.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated December 15, 2022, by and between SPAC and Nuvini, as amended from time to time.

“Continental Trust” shall have the meaning set forth in Section 5.13(a).

“Contract” shall mean any contract, subcontract, agreement (not including purchase orders), indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Contribution” shall have the meaning set forth in the Recitals hereto.

“Contribution Agreement” shall have the meaning set forth in the Recitals hereto.

“Contribution Agreement Execution Deadline” shall have the meaning set forth in the Recitals hereto.

“Contribution Effective Time” means 5:00 p.m. New York time on the Business Day preceding the date on which the Merger occurs, which shall be the effective time of the Contribution, as contemplated under the Contribution Agreement.

“Copyrights” shall mean any and all copyrights and copyrightable subject matter, whether registered or unregistered and regardless of the medium of fixation or means of expression, including any of the foregoing that protect original works of authorship fixed in any tangible medium of expression, including literary works (including all forms and types of Software), pictorial and graphic works.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any virus evolutions and/or mutations thereof or other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine imposed by Governmental Entities, “shelter in place”, “stay at home”, recommendations, workforce reduction, social distancing, shut down, closure, sequester or any other similar Legal Requirement, Order, directive, guideline or recommendation promulgated by, or guidance given by, any Governmental Entity in connection with or in response to COVID-19, and other action, inaction, activity or conduct reasonably necessary (such determination to be made by the Company in good faith), in connection with or in response to COVID-19.

“Current Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of November 3, 2021, by and among SPAC, the SPAC Sponsor and the other parties thereto.

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of goods, software, technology, technical data and services.

“Customs & International Trade Laws” shall mean all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced in any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, except to the extent inconsistent with U.S. law.

“Data Partners” shall have the meaning set forth in Section 4.19(m).

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Disabling Devices” shall mean undisclosed Software viruses, worms, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices, malicious software or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Earnout Agreements” shall mean those agreements listed on Section 3.2(g) of the Company Disclosure Schedule.

“Earnout Shares” shall mean the shares issuable pursuant to the terms of the Earnout Agreements.

“Effect” shall have the meaning set forth in the definition of Company Material Adverse Effect in this Section 1.1.

“Effective Times” shall have the meaning set forth in Section 2.3(b).

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, bonus, transaction bonus, incentive compensation, share purchase, stock purchase, employee stock ownership, employee share ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, collective bargaining, fringe benefit plan, policy, agreement, program or arrangement and all other plans, policies, agreements, programs or arrangements providing for any compensation or employee benefits, in each case whether or not subject to ERISA, whether oral or written, (a) which any Group Company sponsors, maintains, contributes to (or is required to contribute to), administers or has entered into for the current or future benefit of any current or former officer, employee, natural individual independent contractor or director of any Group Company, or (b) with respect to which any Group Company has or may have any direct or indirect liability.

“Environmental Law” shall mean any Legal Requirement relating to: (a) the protection, investigation or restoration of the environment or natural resources or the protection of human health and safety; (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; (c) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property resulting from exposure to Hazardous Substances; or (d) any similar laws and other requirements having the force or effect of law, and all Orders issued or promulgated thereunder.

“Equity Value” shall mean an amount equal to $235,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.3.

“Exchange Agent Agreement” shall have the meaning set forth in Section 3.3.

“Exchange Ratio” shall mean the quotient obtained by dividing (a) the Per Share Company Value by (b) $10.00.

“Existing Credit Agreements” shall mean the items of Indebtedness set forth on Section 1.1(b) of the Company Disclosure Schedule.

“Extension” shall have the meaning set forth in Section 7.20(b).

“Extension Expenses” shall mean the costs and expenses incurred by SPAC and/or the SPAC Sponsor in connection with the Extension, including any additional deposits to the Trust Account made in connection therewith by SPAC and/or the SPAC Sponsor.

“Financial Statements” shall have the meaning set forth in Section 4.9(a).

“Foreign Plan” shall have the meaning set forth in Section 4.13(a).

“Forfeited Options” shall have the meaning set forth in Section 3.2(f)(ii).

“Fully Diluted Share Count” shall mean a number that is equal to, without duplication, (a) the aggregate number of Company Ordinary Shares (i) that are issued and outstanding immediately prior to the Contribution Effective Time (including, for the avoidance of doubt, the Company Ordinary Shares issued pursuant to Section 7.24), (ii) that are issuable upon the exercise of all Company Options (whether or not vested) that remain outstanding as of the Contribution Effective Time, (iii) that are issuable upon the exercise of any warrant of the Company issued and outstanding immediately prior to the Contribution Effective Time, (iv) that are issuable upon conversion of any convertible securities of the Company issued and outstanding immediately prior to the

Contribution Effective Time (other than those issuable under clauses (ii) and (iii) of this definition), plus (b) the aggregate number of Earnout Shares, plus (c) the New PubCo Equity Plan Amount, minus (d) the Company Ordinary Shares held in the Company’s treasury.

“Fundamental Representations” shall mean: (a) in the case of the Company, New PubCo and Merger Sub, the representations and warranties contained in Section 4.1 (Organization and Qualification); Section 4.2 (New PubCo and Merger Sub); Section 4.3 (Intermediate Companies); Section 4.4 (Company Subsidiaries); Section 4.6 (Authority Relative to this Agreement); Section 4.7(a)(i) (No Conflict; Required Filings and Consents) and Section 4.18 (Brokers; Third-Party Expenses); and (b) in the case of SPAC, the representations and warranties contained in Section 5.1 (Organization and Qualification); Section 5.2 (Capitalization); Section 5.3 (Authority Relative to this Agreement); Section 5.4(a)(i) (No Conflict; Required Filings and Consents); and Section 5.18 (Brokers).

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, certificates of incorporation, registration or formation, bylaws, memorandum and articles of association, shareholder or voting agreement, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Group Company Software” shall mean all proprietary Software owned by any of the Group Companies.

“Hazardous Substances” shall mean any substance, waste or material, including any toxic, radioactive, ignitable, corrosive, infectious, dangerous or reactive materials or substances, or any substances, materials, or waste regulated under any applicable Legal Requirements pertaining to the environment or Environmental Law, including, without limitation, pollutants, contaminants, petroleum, its derivatives, by-products and other hydrocarbons, PFAS and its sub-species and daughter compounds such as PFOS and PFOA, asbestos, mold, polychlorinated biphenyls, and per- and poly-fluoroalkyl substances.

“IFRS” shall mean the “International Financial Reporting Standards”, as issued by the IFRS Foundation and the International Accounting Standards Board.

“Inbound License” shall have the meaning set forth in Section 4.20(a)(xiii).

“Incidental Inbound License” shall mean any (a) non-exclusive license for uncustomized Software that is in the nature of a “shrink-wrap,” “click-wrap” or similar license agreement for off-the-shelf Software that is generally commercially available, with one-time or annual license, maintenance, support and other fees of $100,000 or less; and (b) license to Open Source Software, in each case that is licensed or sublicensed to any Group Company.

“Indebtedness” shall mean, with respect to a Person, without duplication, all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, shares, stock or services including any earn-out payments (in the case of the Group Companies, other than trade payables or similar obligations incurred in the ordinary course of business); (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually due and payable as a result of the prepayment or discharge of any of the foregoing; and (i) all obligations under any pension, retirement or deferred compensation plan of the Group Companies, in each case, that relate to pre-Closing service but are unpaid as of the Closing and are not otherwise accrued on the Financial Statements or separately funded.

“Insider” shall have the meaning set forth in Section 4.22(a).

“Insurance Policies” shall have the meaning set forth in Section 4.21.

“Intellectual Property” shall mean all intellectual property rights throughout the world, whether protected, created or arising under the laws of the United States, Brazil or any other jurisdiction, including: (a) all Patents; (b) all Copyrights; (c) all Trademarks; (d) all internet domain names and social media identifiers and accounts; (e) all Trade Secrets; (f) all moral and economic rights of authors and inventors, however denominated, rights of publicity and privacy, and database rights; and (g) all applications, registrations and issuances, and any renewals, extensions and reversions, of any of the foregoing.

“Intentional Fraud” shall mean with respect to a Party, actual and intentional common law fraud of such Party with respect to the representations or warranties made by such Party contained in this Agreement or in the certificate delivered by such Party pursuant to Section 8.2(d) or Section 8.3(d), as applicable.

“Interested-Party Transaction” shall have the meaning set forth in Section 4.22(b).

“Interim Financial Statements” shall have the meaning set forth in Section 4.9(a).

“Interim Period” shall have the meaning set forth in Section 6.1.

“Intermediate 1” shall have the meaning set forth in the Recitals hereto.

“Intermediate 1 Ordinary Shares” shall mean the ordinary shares, par value $0.01 per share, of Intermediate 1.

“Intermediate 2” shall have the meaning set forth in the Recitals hereto.

“Intermediate 2 Ordinary Shares” shall mean the ordinary shares, par value $0.01 per share, of Intermediate 2.

“Intermediate Companies” shall have the meaning set forth in the Recitals hereto.

“Investment Company Act” shall mean the U.S. Investment Company Act of 1940, as amended.

“Knowledge” shall mean the actual knowledge or awareness, after reasonable inquiry of direct reports of: (a) with respect to the Company, New PubCo or Merger Sub, the individuals listed on Section 1.1(c) of the Company Disclosure Schedule; and (b) with respect to SPAC, the individuals listed on Section 1.1(a) of the SPAC Disclosure Schedule. For the avoidance of doubt, with respect to the Company, New PubCo or Merger Sub, “direct reports” shall include the individuals listed in Section 1.1(d) of the Company Disclosure Schedule.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, demand, dispute, notice, investigation, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal, regulatory or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, provincial, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property licensed from a third-party Person to any Group Company or to which any Group Company otherwise has a right to use.

“Lien” shall mean any mortgage, pledge, security interest, bond, chattel mortgage (alienação fiduciária), encumbrance, lien, license, grant, guarantee, options, priority rights, preemptive rights, right of first offer or refusal, hypothecation, assignment, claim, easement, deed of trust, antichresis (anticrese), emphyteusis (enfiteuse), usufruct, penhora, arrolamento, covenant, servitude, put or call right, voting right, shareholders’ agreement, retention rights, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Lock-up Agreement” shall have the meaning set forth in the Recitals hereto.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Effective Time” shall have the meaning set forth in Section 2.3(b).

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Merger Sub Common Stock” shall mean the shares of common stock, par value $0.01 per share, of Merger Sub.

“Minimum Cash Amount” shall mean $10,000,000.

“NASDAQ” shall mean the Nasdaq Global Market.

“New PubCo” shall have the meaning set forth in the Preamble hereto.

“New PubCo A&R Memorandum and Articles of Association” shall have the meaning set forth in Section 2.5(b).

“New PubCo Board” shall mean the board of directors of New PubCo.

“New PubCo Earnout Shares” shall have the meaning set forth in Section 3.2(g).

“New PubCo Equity Plan” shall have the meaning set forth in Section 7.16(a).

“New PubCo Equity Plan Amount” shall mean a number equal to five percent (5%) of the Fully Diluted Share Count (inclusive of the New PubCo Equity Plan Amount).

“New PubCo Ordinary Shares” shall mean ordinary shares of New PubCo, par value $0.0001 per share, as defined in the New PubCo A&R Memorandum and Articles of Association.

“Non-Recourse Party” shall have the meaning set forth in Section 11.14.

“Nuvini” shall mean Nuvini S.A., a sociedade por ações organized under the laws of Brazil.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” shall mean any Software that is distributed (a) as “free software”; (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires that any software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“ordinary course” or “ordinary course of business” shall mean, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person, but including considerations relating to COVID-19 and any relevant COVID-19 Measures.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding Company Transaction Expenses” shall mean the Company Transaction Expenses, solely to the extent such Company Transaction Expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date.

“Outstanding SPAC Transaction Expenses” shall mean the SPAC Transaction Expenses, solely to the extent such SPAC Transaction Expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date.

“Owned Intellectual Property” shall mean all Intellectual Property owned by any of the Group Companies.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Party” shall have the meaning set forth in the Preamble hereto.

“Patents” shall mean any and all patents and patent applications, provisional patent applications, patent cooperation treaty applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor).

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“PCAOB Financial Statements” shall mean (a) the audited consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the audited consolidated statements of income and statements of income (loss), changes in shareholders’ equity and cash flows, for the years ended December 31, 2022 and 2021 audited by the Company’s independent auditors in accordance with (i) all applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) and (ii) PCAOB auditing standards, together with the auditor’s report of the independent auditors thereon, and (b) to the extent provided by the Company or New PubCo pursuant to Section 7.16, any other audited financial statements of the Company that are included in the Registration Statement / Proxy Statement.

“Permitted Lien” shall mean (a) Liens for Taxes (i) not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and (ii) that are sufficiently reserved for on the financial statements in accordance with IFRS or US GAAP, as applicable; (b) statutory and contractual Liens of landlords with respect to leased real property that do not interfere in any material respect with the value or the present or intended use of or occupancy of the affected leased real property by any of the Group Companies; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course of business and: (i) not yet delinquent or that are being contested in good faith through appropriate proceedings and (ii) that are sufficiently reserved for on the financial statements in accordance with IFRS or US GAAP, as applicable; (d) in the case of real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the value or the present or intended use of or occupancy of the affected parcel by any of the Group Companies; (e) in the case of Owned Intellectual Property, non-exclusive licenses (or sublicenses) entered into in the ordinary course of business; (f) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record, in each case, arising in the ordinary course that do not, individually or in the aggregate, materially interfere with the value or present or intended use or occupancy of the assets and real properties of the Group Companies and the rights under the Company Real Property Leases, taken as a whole and do not result in a material liability to the Group Companies; (g) Liens identified in the Financial Statements; (h) Liens securing any Group Company’s existing credit facilities; (i) Liens arising from the Shareholders Agreement of the Company; (j) Liens existing under the Governing Documents of the Company or New PubCo over the shares issued thereby; and (k) transfer restrictions arising under applicable securities Legal Requirements.

“Per Share Company Value” shall mean the quotient obtained by dividing (a) the Company Value by (b) the Fully Diluted Share Count.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for such term or for any similar term (e.g., “personally identifiable information”, “sensitive personal data” or “PII”) provided by an applicable Privacy Requirement, any information that relates to, is capable of being associated with, or could be linked, directly or indirectly, or used to contact any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes applicable information in any form or media, whether paper, electronic, or otherwise.

“PIPE Investments” shall have the meaning set forth in Section 7.22.

“PIPE Investors” shall have the meaning set forth in Section 7.22.

“PIPE Subscription Agreements” shall have the meaning set forth in Section 7.22.

“Privacy Laws” shall mean any and all applicable Legal Requirements relating to the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, data breach notification, website and mobile application privacy policies and practices, Processing and security of payment card information, and email, text message, or telephone communications including, to the extent applicable, the Brazilian Data Protection Law and the and the Data Protection Act (As Revised) of the Cayman Islands.

“Privacy Requirements” shall mean (a) all applicable Privacy Laws, (b) any applicable public-facing privacy policies of any of the Group Companies concerning the collection, dissemination, storage or use of Personal Information, and (c) any contractual obligations relating to Personal Information applicable to any of the Group Companies.

“Process” or “Processing” shall mean, with respect to any data or Personal Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of such data or Personal Information.

“Proxy Clearance Date” shall have the meaning set forth in Section 7.1(a)(ii).

“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Reference Date” shall mean (a) with respect to representations and warranties relating to each of New PubCo and Merger Sub, the date of incorporation of New PubCo and Merger Sub, respectively, and (b) with respect to the Group Companies, the date of incorporation of the Company.

“Registration Rights Agreement” shall have the meaning set forth in the Recitals hereto.

“Registration Shares” shall have the meaning set forth in Section 7.1(a)(i).

“Registration Statement / Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Regulation S-K” shall mean Regulation S-K promulgated under the Securities Act.

“Regulation S-X” shall mean Regulation S-X promulgated under the Securities Act.

“Related Parties” shall mean, with respect to a Person, such Person’s Affiliates and such Person’s and such Affiliates’ respective current, future, and former (however only as of one year prior to the date hereof) direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of the foregoing Persons’ respective successors and assigns.

“Representatives” shall mean, with respect to any Person, such Person’s controlling shareholders, controlling stockholders, directors, officers, managers, employees, agents, advisors and other representatives.

“Rollover Option” shall have the meaning set forth in Section 3.2(f)(i).

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea and Syria, as well as the Crimea region, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic”).

“Sanctioned Person” shall mean any Person that is the subject or target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated persons maintained by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom, (b) any Person located, organized, or resident in a Sanctioned Country, (c) the government of a Sanctioned Country or the Government of Venezuela, or (d) any Person fifty percent (50%) or more owned, directly or indirectly, or otherwise controlled by or acting on behalf of any such Person or Persons described in the foregoing clauses (a) - (c).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Voting and Support Agreement” shall have the meaning set forth in the Recitals hereto.

“Smart NX” has the meaning set forth in Section 7.27.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“SPAC” shall have the meaning set forth in the Preamble hereto.

“SPAC Business Combination” shall have the meaning set forth in Section 7.11(b).

“SPAC Cash” shall mean an amount equal to (a) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing, plus (b) the aggregate amount of any cash of SPAC on hand immediately prior to the Closing, less (c) the Aggregate SPAC Stockholder Redemption Payments Amount, less (d) the aggregate amount of any amounts payable from the Trust Account pursuant to Section 7.12(a)(ii)(E), plus (e) the net amount of proceeds actually contributed by investors pursuant to the PIPE Investments in accordance with the terms and conditions of the PIPE Subscription Agreements, less (f) the aggregate amount of the Outstanding SPAC Transaction Expenses (but, in each case, excluding any Taxes required to be paid by SPAC in respect of the SPAC Extension Redemptions or the SPAC Stockholder Redemptions pursuant to the Inflation Reduction Act of 2022, as described in clause (f) of the definition of SPAC Transaction Expenses), less (g) the aggregate amount of the Outstanding Company Transaction Expenses.

“SPAC Class A Common Stock” means the Class A Common Stock of SPAC, par value $0.0001 per share.

“SPAC Class B Common Stock” means the Class B Common Stock of SPAC, par value $0.0001 per share.

“SPAC Common Stock” means the SPAC Class A Common Stock and SPAC Class B Common Stock.

“SPAC D&O Indemnified Party” shall have the meaning set forth in Section 7.13(b)(i).

“SPAC D&O Tail” shall have the meaning set forth in Section 7.13(b)(ii).

“SPAC Disclosure Schedule” shall have the meaning set forth in the Preamble to Article V.

“SPAC Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, bonus, transaction bonus, incentive compensation, share purchase, stock purchase, employee stock ownership, employee share ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, collective bargaining, fringe benefit plan, policy, agreement, program or arrangement and all other plans, policies, agreements, programs or arrangements providing for any compensation or employee benefits, in each case whether or not subject to ERISA, whether oral or written, (i) which SPAC sponsors, maintains, contributes to (or is required to contribute to), administers or has entered into for the current or future benefit of any current or former officer, employee, natural individual independent contractor or director of SPAC, or (ii) with respect to which SPAC has or may have any direct or indirect liability.

“SPAC Extension Redemption” shall mean any redemption of SPAC Stockholders conducted in connection with the Extension.

“SPAC Financing Certificate” shall have the meaning set forth in Section 3.5.

“SPAC Governing Documents” shall mean the Second Amended and Restated Certificate of Incorporation of SPAC effective November 3, 2021, as it may be amended if an Extension is approved, and the bylaws of SPAC, as it may be amended from time to time.

“SPAC Material Adverse Effect” shall mean any Effect, change, or occurrence, that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets and liabilities, business conditions (financial or otherwise) or results of operations of the SPAC; or (b) the ability of the SPAC to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the Effect of any of the following), alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, tsunamis, volcanic activities, mudslides, flooding, wild fires or other natural disasters, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters, in each case, where SPAC’s business has a material presence; (iii) solely to the extent related to the identity of any Group Company or any of its Affiliates, changes attributable to the public announcement, performance or pendency of the Transactions (including the loss of customers, financing source, joint venture partners, licensors, licensees, suppliers, employees or other third parties having business relationships with SPAC), provided that this clause (iii) shall not apply to the representations and warranties(or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions to the extent applicable; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes or proposed changes in U.S. GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) changes in the United States or worldwide economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates, prices of any security or market index, commodity or any disruption of such markets); (vii) events generally applicable to blank check companies or affecting the industries and markets in which blank check companies operate; (viii) any failure in and of itself of SPAC to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent or otherwise affect a determination that the Effect underlying such failure has resulted in a SPAC Material Adverse Effect (except to the extent otherwise excluded under this definition); or (ix) any actions (A) expressly required to be taken, or expressly required not to be taken, pursuant to the terms of this Agreement or (B) taken at the prior written request of New PubCo, Merger Sub or the Company (including any breach of a PIPE Investor’s obligations to fund its commitment thereunder when required); provided, that in the case of each of clauses (i), (ii), (iv), (v), (vi) and (vii), any such event to the extent it disproportionately affects SPAC relative to other participants in the industries or geographical areas in which SPAC operates shall not be excluded from the determination of whether there has been, or could reasonably be expected to be, a SPAC Material Adverse Effect. Notwithstanding the foregoing, the amount of any SPAC Stockholder Redemption or SPAC Extension Redemption, or the failure to obtain the SPAC Stockholder Approval, shall not be deemed a SPAC Material Adverse Effect.

“SPAC Material Contracts” shall have the meaning set forth in Section 5.10(a).

“SPAC Recommendation” shall have the meaning set forth the Recitals hereto.

“SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).

“SPAC Sponsor” shall mean Mercato Partners Acquisition Group, LLC, a Delaware limited liability company.

“SPAC Sponsor Privileged Communications” shall have the meaning set forth in Section 11.15.

“SPAC Stockholder Approval” shall mean the approval of the SPAC Stockholder Matters as set out in Section 7.1(a)(i), in each case in accordance with the Proxy Statement and the SPAC Governing Documents.

“SPAC Stockholder Matters” shall have the meaning set forth in Section 7.1(a)(i).

“SPAC Stockholder Redemption” shall have the meaning set forth in Section 7.1(a)(i).

“SPAC Stockholders” shall have the meaning set forth in Recitals hereto.

“SPAC Transaction Expenses” shall mean (a) all reasonable and documented accrued and unpaid out-of-pocket third-party fees and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation and preparation of this Agreement and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained herein to be performed or complied with at or before the Closing, including the fees, expenses and disbursements of counsel and accountants (including, but not limited to the PCAOB Financial Statements), due diligence expenses (including fees or reimbursement fees for the obtainment of any due diligence reports prepared by third parties), advisory and consulting fees and expenses, and other third-party fees, in each case, of SPAC or any of its Affiliates as of the Closing (including deferred underwriting compensation paid to BofA Securities, Inc. in accordance with the SPAC Underwriting Agreement); (b) any Extension Expenses; (c) all costs, fees and expenses related to the SPAC D&O Tail; (d) all bonuses, change in control payments, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of SPAC solely as a result of the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; (e) any and all filing fees required by Governmental Entities (including the SEC and NASDAQ), including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions; (f) any Taxes required to be paid by SPAC in respect of any redemptions, including the SPAC Stockholder Redemptions and the SPAC Extension Redemptions, pursuant to the Inflation Reduction Act of 2022; (g) any reasonable, documented fees or expenses incurred by the Company in connection with the formation of the Intermediate Companies; and (h) any amounts outstanding under the Working Capital Loans to the extent payable in cash; provided, that SPAC Transaction Expenses shall include the estimated fees and expenses set forth on Section 1.1(b) of the SPAC Disclosure Schedule.

“SPAC Underwriting Agreement” shall mean that certain Underwriting Agreement between SPAC and BofA Securities, Inc., dated as of November 3, 2021.

“SPAC Units” shall mean equity securities of SPAC each consisting of one share of SPAC Class A Common Stock and one-half of one (1/2) SPAC Warrant.

“SPAC Warrant Agreement” shall mean that certain Warrant Agreement, dated November 3, 2021, by and between SPAC and Continental Trust.

“SPAC Warrants” shall mean warrants to purchase shares of SPAC Class A Common Stock as contemplated under the SPAC Warrant Agreement, with each warrant exercisable for one share of SPAC Class A Common Stock at an exercise price of $11.50.

“Special Meeting” shall have the meaning set forth in Section 7.1(b).

“Special Meeting Form 8-K” shall have the meaning set forth in Section 7.3(c).

“Specified Company Agreement” shall have the meaning set forth in Section 7.21.

“Specified Indebtedness” shall have the meaning set forth in Section 7.24.

“Sponsor Support Agreement” shall have the meaning set forth in the Recitals hereto.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of share capital or shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Surviving Corporation” shall have the meaning set forth in Section 2.2.

“Takeover Laws” shall have the meaning set forth in Section 4.6.

“Tax” or “Taxes” shall mean: any and all federal, state, local, municipal and non-US taxes, including, without limitation, gross receipts, gross revenues, income, profits, gains, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, social security, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees, charges, tariffs, contributions, social contributions, imposts and other similar charges, in each case, imposed by a Taxing Authority (whether disputed or not), together with all interest, penalties and additions imposed by a Taxing Authority with respect to any such amounts.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Taxing Authority” shall mean any Governmental Entity having jurisdiction with respect to any Tax.

“Trade Secrets” shall mean any and all trade secrets and rights in technology, discoveries and improvements, inventions (whether or not patentable), know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable.

“Trademarks” shall mean any and all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof and any common law rights with respect thereto.

“Transaction Agreements” shall mean this Agreement, the Sponsor Support Agreement, the Shareholder Voting and Support Agreement, the Contribution Agreement, the Registration Rights Agreement, the Lock-up Agreement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Consideration” shall have the meaning set forth in Section 3.7.

“Transaction Litigation” shall have the meaning set forth in Section 7.19.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Merger, the Contribution, and the PIPE Investments.

“Transfer Taxes” shall have the meaning set forth in Section 7.14(c).

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” shall have the meaning set forth in Section 5.13(a).

“Trust Agreement” shall have the meaning set forth in Section 5.13(a).

“Trust Termination Letter” shall have the meaning set forth in Section 7.5.

“Updated Company Disclosure Schedule” shall have the meaning set forth in Section 11.17.

“U.S. GAAP” shall mean U.S. generally accepted accounting principles.

“Waiving Parties” shall have the meaning set forth in Section 11.15.

“Willful Breach” shall mean, with respect to any Person and any agreement to which such Person is a party, such Person’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Person with the knowledge that the taking of such act or failure to take such act would cause a material breach of such covenant or agreement.

“Working Capital Loans” shall mean the outstanding loans made to SPAC by the SPAC Sponsor as of the Merger Effective Time as set forth on Section 1.1(c) of the SPAC Disclosure Schedule, portions of which loaned amounts may be converted, at the option of the lender, into warrants identical to the SPAC Warrants at a price of one dollar and fifty cents ($1.50) per warrant upon consummation of the Merger (such warrants, the “Working Capital Warrants”).

“Working Capital Warrants” shall have the meaning set forth in the definition of Working Capital Loans.

ARTICLE II

CONTRIBUTION AND THE MERGER

2.1. Contribution. At the Contribution Effective Time, in accordance with the Contribution Agreement, the Company Shareholders and New PubCo will consummate the Contribution. As a result, following the Contribution, the Company shall become a direct, wholly-owned subsidiary of New PubCo.

2.2. Merger. On the Closing Date, following the completion of the Contribution, at the Merger Effective Time, Merger Sub will be merged with and into SPAC upon the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger and in accordance with the DGCL. As a result of the Merger, the separate corporate existence of Merger Sub will cease and SPAC will continue as the surviving corporation of the Merger (SPAC, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”). As a result, following the Merger, the shares of the Surviving Corporation will be directly and solely held by Intermediate 2.

2.3. Closing; Effective Times.

(a) Unless this Agreement has been terminated and the Transactions have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the Closing will occur by electronic exchange of documents at a time and date to be specified in writing by the Parties which will be no later than two (2) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as SPAC and the Company may mutually agree in writing, provided that the Merger shall not occur prior to the first Business Day following the date that includes the Contribution Effective Time. The date on which the Merger actually takes place is referred to as the “Closing Date”.

(b) Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, substantially in the form attached as Exhibit D hereto (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the Parties and specified in such Certificate of Merger) being the “Merger Effective Time” and, together with the Contribution Effective Time, the “Effective Times”).

2.4. Effect of Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, (a) all the property, rights, privileges, immunities, powers, franchises, licenses and authority of Merger Sub and SPAC shall vest in the Surviving Corporation, and (b) all debts, liabilities, obligations, restrictions, disabilities and duties of each of Merger Sub and SPAC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.5. Governing Documents.

(a) At the Merger Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be adopted by the Surviving Corporation as the certificate of incorporation of the Surviving Corporation, except such certificate of incorporation shall be amended to change the name of the Surviving Corporation to “Nuvini Holdings, Inc.”, until thereafter amended as provided by applicable Legal Requirements and such certificate of incorporation. At the Merger Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be adopted by the Surviving Corporation as the bylaws of the Surviving Corporation until thereafter amended as provided by applicable Legal Requirements, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

(b) On the Closing Date, the Governing Documents of New PubCo shall be amended and restated in substantially the form attached as Exhibit E hereto (the “New PubCo A&R Memorandum and Articles of Association”).

2.6. Directors and Officers.

(a) The Parties shall cause the initial directors and officers of the Surviving Corporation immediately following the Merger Effective Time to be comprised of the directors and officers of Merger Sub immediately prior to the Merger Effective Time, each to hold office in accordance with the organizational documents of the Surviving Corporation.

(b) From and after the Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the New PubCo A&R Memorandum and Articles of Association, the directors and officers of New PubCo shall be the directors and officers as agreed by the Parties pursuant to Section 7.15.

ARTICLE III

CLOSING TRANSACTIONS

3.1. Contribution. At the Contribution Effective Time, by virtue of the Contribution and in accordance with the Contribution Agreement, each issued and outstanding Company Ordinary Share held by the Company Shareholders shall be contributed in kind to New PubCo, free and clear of all Liens (other than potential restrictions on resale under applicable securities laws), and the Company Shareholders shall subscribe and be issued in exchange for such Company Ordinary Shares, in accordance with the Closing Payment Schedule, an aggregate number of New PubCo Ordinary Shares equal to the Aggregate Company Shareholder Consideration, with each holder of Company Ordinary Shares to receive the number of New PubCo Ordinary Shares set forth opposite such holder’s name as set forth on the Closing Payment Schedule.

3.2. Merger. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Company Parties or any SPAC Stockholders:

(a) SPAC Units. Each share of SPAC Class A Common Stock and one-half of one (1/2) SPAC Warrant comprising each issued and outstanding SPAC Unit immediately prior to the Merger Effective Time shall be automatically separated and the holder thereof shall be deemed to hold one (1) share of SPAC Class A Common Stock and one-half of one (1/2) SPAC Warrant.

(b) Cancellation of Certain Shares of SPAC Common Stock. All shares of SPAC Common Stock held in the treasury of SPAC immediately prior to the Merger Effective Time, if any, shall automatically be canceled, and no New PubCo Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Shares of SPAC Common Stock. Each share of SPAC Common Stock issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to Section 3.2(b)) shall be converted into and shall for all purposes represent only the right to receive one (1) validly issued, fully paid and non-assessable New PubCo Ordinary Share. As of the Merger Effective Time, all of the shares of SPAC Common Stock shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of shares of SPAC Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive, in accordance with this Section 3.2, the Aggregate SPAC Stockholder Consideration and otherwise as expressly provided herein.

(d) Cancellation of Merger Sub Common Stock. Each share of Merger Sub Common Stock that is outstanding immediately prior to the Merger Effective Time shall automatically convert into one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation. The shares of common stock of the Surviving Corporation shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Corporation.

(e) Treatment of SPAC Warrants. Each SPAC Warrant that is outstanding and unexercised immediately prior to the Merger Effective Time, whether or not vested, shall be converted into and become a warrant to purchase New PubCo Ordinary Shares determined as if New PubCo assumed such SPAC Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to shares of SPAC Class A Common Stock under SPAC Warrants that will be converted into warrants of New PubCo shall thereupon be converted into rights with respect to New PubCo Ordinary Shares. Accordingly, from and after the Merger Effective Time: (i) each SPAC Warrant converted into a warrant of New PubCo as a result of the Merger may be exercised solely for New PubCo Ordinary Shares; (ii) the number of New PubCo Ordinary Shares subject to each such SPAC Warrant shall be the number of shares of SPAC Class A Common Stock that were subject to such SPAC Warrant, as in effect immediately prior to the Merger Effective Time; (iii) the per share exercise price for the New PubCo Ordinary Shares issuable upon exercise of each such SPAC Warrant shall be the per share exercise price of shares of SPAC Class A Common Stock subject to such SPAC Warrant, as in effect immediately prior to the Merger Effective Time; and (iv) any restriction on the exercise of any such SPAC Warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such SPAC Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a SPAC Warrant, such SPAC Warrant converted into a warrant of New PubCo in accordance with this Section 3.2 shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Ordinary Shares subsequent to the Merger Effective Time. The Parties shall take all lawful action to effect the aforesaid provisions of this Section 3.2(e), including causing the SPAC Warrant Agreement to be amended or amended and restated to the extent necessary to give effect to this Section 3.2(e), including adding New PubCo as a party thereto.

(f) Treatment of Company Options.

(i) At the Merger Effective Time, New PubCo shall assume the Company Equity Plan, and all references to “Company” in the Company Equity Plan and the documents governing the Company Equity Plan after the Merger Effective Time will be deemed references to New PubCo, and each Company Option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Contribution Effective Time shall automatically cease to represent the right to purchase Company Ordinary Shares and shall be canceled and extinguished in exchange for an option to purchase New PubCo Ordinary Shares (each, a “Rollover Option”) in an amount and at an exercise price determined as follows: (A) the number of New PubCo Ordinary Shares subject to the Company Option will be equal to the number of Company Ordinary Shares subject to such Company Option immediately prior to the Contribution Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share and (B) the exercise price per share will be equal to the exercise price per share immediately prior to the Contribution Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. Each Rollover Option shall, from and after the Merger Effective Time, have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Option immediately prior to the Merger Effective Time. No Company Options shall be permitted to be exercised between the Contribution Effective Time and the Merger Effective Time. Prior to the Closing, the Company Parties shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plan (and the underlying grant, award or similar agreements) to give effect to the provisions of this Section 3.2(f); and no less than five (5) Business Days prior to the Closing Date, the Company Parties shall provide to SPAC copies of all such necessary or appropriate actions and a meaningful opportunity to provide comments, which comments will be considered in good faith. No grants shall be made pursuant to the Company Equity Plan on or after the Contribution Effective Time except with respect to the Forfeited Options (as described below in Section 3.2(f)(ii)).

(ii) New PubCo shall (A) reserve for issuance the number of New PubCo Ordinary Shares equal to the number of New PubCo Ordinary Shares subject to Company Options pursuant to the terms of Section 3.2(f)(i) (or cause its authorized share capital to be increased to permit such reservation should New PubCo not have sufficient authorized but unissued share capital for such issuance) and (B) issue and allot or cause to be issued and allotted the appropriate number of New PubCo Ordinary Shares, in accordance with the terms of the Company Options pursuant to the terms of Section 3.2(f)(i). As soon as practicable following the Closing, New PubCo will prepare and file with the SEC a registration statement on Form S-8 registering a number of shares of New PubCo Ordinary Shares necessary to fulfill New PubCo’s obligations under this Section 3.2(f). In the event that any Rollover Options are forfeited without such options having been exercised, as a result of such Rollover Options failing to vest in accordance with their terms or due to the termination of employment or service of the holder of such Rollover Options for cause (“Forfeited Options”), then Rollover Options forfeited within twenty-four (24) months of the Closing Date shall be granted to beneficiaries of the Company Options or other employees, directors and officers, in each case as directed in writing by the board of directors of New PubCo. With respect to Rollover Options forfeited later than twenty-four (24) months following the Closing Date, then any New PubCo Ordinary Shares subject to such Forfeited Options shall be available for grants of new awards pursuant to the Company Equity Plan.

(g) Treatment of Earnout Shares. New PubCo shall (i) reserve for issuance the number of New PubCo Ordinary Shares (“New PubCo Earnout Shares”) equal to the number of Earnout Shares that immediately prior to the Contribution Effective Time are subject to contingent payment pursuant to the Earnout Agreements multiplied by the Exchange Ratio, rounded down to the nearest whole share (or cause its authorized share capital to be increased to permit such reservation should New PubCo not have sufficient authorized but unissued share capital for such issuance) and (ii) issue and allot or cause to be issued and allotted the appropriate number of New PubCo Ordinary Shares, in accordance with the terms of such agreements and the Closing Payment Schedule. In the event that any New PubCo Earnout Shares reserved for issuance pursuant to this Section 3.2(g) and included in the Closing Payment Schedule are not ultimately issued pursuant to the Earnout Agreements to the Persons indicated in such Agreements, then such New PubCo Earnout Shares shall be issued instead to the Company Shareholders pro rata in accordance with the Closing Payment Schedule to the extent such Company Shareholder remains a shareholder of New PubCo at the time of such issuance.

3.3. Exchange Procedures. Following the date hereof and prior to the Merger Effective Time, New PubCo shall appoint an exchange agent reasonably acceptable to SPAC and New PubCo (the “Exchange Agent”) to act as the exchange agent in connection with the Contribution and the Merger and, if required by the Exchange Agent, enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) in a form and substance that is reasonably acceptable to SPAC and New PubCo; provided, however, that Continental Trust is deemed to be reasonably acceptable to SPAC and New PubCo.

3.4. Issuance of the Aggregate Company Shareholder Consideration and the Aggregate SPAC Stockholder Consideration.

(a) New PubCo shall issue, in accordance with the procedures to be agreed upon with the Exchange Agent, (i) at the Contribution Effective Time, to each Company Shareholder, in accordance with the Contribution Agreement, the number of New PubCo Ordinary Shares to which such Company Shareholder is entitled in respect of its Company Ordinary Shares pursuant to Section 3.1 and (ii) at or after the Merger Effective Time, to each SPAC Stockholder, the number of New PubCo Ordinary Shares to which such SPAC Stockholder is entitled in respect of its shares of SPAC Common Stock pursuant to Section 3.2(c).

(b) The number of New PubCo Ordinary Shares that each Person is entitled to receive as a result of the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Ordinary Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to New PubCo Ordinary Shares occurring on or after the date hereof and prior to the Closing.

3.5. SPAC Financing Certificate. No later than three (3) Business Days prior to the Closing Date, SPAC shall deliver to the Company notice (the “SPAC Financing Certificate”) setting forth: (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the SPAC Extension Redemptions and SPAC Stockholder Redemptions; (b) the amount of SPAC Cash; (c) the aggregate amount, and a list, of SPAC Transaction Expenses, including the Outstanding SPAC Transaction Expenses, together with written invoices and wire transfer instructions for the payment of the Outstanding SPAC Transaction Expenses; (d) the number and class of shares of SPAC Common Stock to be outstanding as of immediately prior to the Closing after giving effect to the SPAC Extension Redemptions and SPAC Stockholder Redemptions; and (e) the number of New PubCo Ordinary Shares to be issued pursuant to the PIPE Subscription Agreements, if any. The Company and its Representatives shall have a reasonable opportunity to review and to discuss with SPAC and its Representatives the documentation provided pursuant to this Section 3.5 and any relevant books and records of the SPAC. SPAC and its Representatives shall reasonably assist and cooperate with the Company and its Representatives in their review of the documentation and shall consider in good faith the comments of the Company.

3.6. Company Financing Certificate. No later than three (3) Business Days prior to the Closing Date, Company shall deliver to SPAC notice (the “Company Financing Certificate”) setting forth: (a) the aggregate amount, and a list, of Company Transaction Expenses, including the Outstanding Company Transaction Expenses, together with written invoices and wire transfer instructions for the payment of the Outstanding Company Transaction Expenses and (b) the amount of outstanding Specified Indebtedness. SPAC and its Representatives shall have a reasonable opportunity to review and to discuss with the Company and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records of the Company. The Company and its Representatives shall reasonably assist and cooperate with SPAC and its Representatives in their review of the documentation and shall consider in good faith the comments of SPAC.

3.7. Closing Calculations. Promptly following delivery by SPAC of the SPAC Financing Certificate pursuant to Section 3.5 and the Company of the Company Financing Certificate pursuant to Section 3.6 and, in any event, not less than three (3) Business Days prior to the Closing Date and based solely upon the SPAC Financing Certificate and the Company Financing Certificate, the Company shall deliver to SPAC a written notice (the “Closing Payment Schedule”) setting forth the calculation of (a) the Company Value and the Exchange Ratio, (b) the Aggregate Company Shareholder Consideration, the Rollover Options and the New PubCo Earnout Shares (collectively, the “Transaction Consideration”) and (c) the allocation of the Transaction Consideration among the holders of Company Ordinary Shares, the holders of Company Options and the counterparties to the Earnout Agreements, together with reasonable relevant supporting documentation used in calculating such amounts. SPAC and its Representatives shall have a reasonable opportunity to review and to discuss with the Company and its Representatives the documentation provided pursuant to this Section 3.7 and any relevant books and records the Company and its Subsidiaries. The Company and its Representatives shall reasonably assist and cooperate with SPAC and its Representatives in their review of the documentation and shall consider in good faith SPAC’s comments to the Closing Payment Schedule, and if any adjustments are made to the Closing Payment Schedule prior to the Closing, such adjusted Closing Payment Schedule shall be final and binding on all Parties and shall thereafter become the Closing Payments Schedule for all purposes of this Agreement. The Closing Payment Schedule and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. SPAC shall, to the fullest extent permitted by applicable Legal Requirements, be entitled to rely fully on the information set forth in the Closing Payments Schedule, absent manifest error.

3.8. Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, SPAC, the Company, New PubCo and their respective Affiliates, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment (and any other amounts treated as consideration for purposes of applicable Tax Legal Requirements) as required by applicable Legal Requirements (as determined in good faith and subject to the requirements of this Section 3.8). Each Party shall use commercially reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority in accordance with applicable Legal Requirements, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.9. Taking of Necessary Action; Further Action. If, at any time after the Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Merger Sub, and to vest the Surviving Corporation following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC, the officers and directors, (or their designees) of the Company, Merger Sub and New PubCo, on the one hand, and SPAC, on the other hand, are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY, MERGER SUB, AND NEW PUBCO

Except as set forth in the letter dated as of the date of this Agreement and delivered by the Company to SPAC prior to and in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) and in any supplement delivered pursuant to Section 11.17, the Company, New PubCo, and Merger Sub, jointly and severally, hereby represent and warrant to SPAC as of the date hereof and as of the Closing Date as follows:

4.1. Organization and Qualification. The Company (a) is an exempted company duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands and (b) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on in all material respects its business as it is now being conducted. The Company is duly licensed or qualified to do business in, and is in good standing under the laws of, each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such license or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect. True, complete and correct copies of the Governing Documents of the Company as in effect as of the date of this Agreement have been made available to SPAC. The Company is not in breach or violation of any of the provisions of the Company’s Governing Documents except for such breach or violation as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.2. New PubCo and Merger Sub.

(a) New PubCo is an exempted company duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of New PubCo and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to New PubCo and Merger Sub, taken as a whole, or have a Company Material Adverse Effect. True, complete and correct copies of the Governing Documents of New PubCo and Merger Sub as currently in effect as of the date of this Agreement have been made available to SPAC. Neither New PubCo nor Merger Sub is in breach or violation of any of the provisions of its Governing Documents in any material respect. Each of New PubCo and Merger Sub is duly qualified or licensed to do business as a foreign corporation or limited liability company in, and is in good standing under the Legal Requirements of, each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Neither of New PubCo or Merger Sub (i) has any direct or indirect Subsidiaries or participations in joint ventures or other entities, and owns, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person (other than New PubCo’s ownership of Merger Sub Common Stock); or (ii) any assets or properties of any kind other than those incident to its formation and this Agreement. Neither of New PubCo or Merger Sub currently conducts, or has ever conducted, any business except as expressly contemplated by the Transaction Agreements and the Transactions. New PubCo and Merger Sub are entities that have been incorporated solely for the purpose of engaging in the Transactions.

(c) As of the date hereof, all issued and outstanding equity interests of (i) New PubCo are directly owned by Pierre Schurmann and (ii) securities of Merger Sub are directly owned by New PubCo, in each case free and clear of all Liens (other than Permitted Liens).

(d) Each of New PubCo and Merger Sub has the requisite power and authority to: (i) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (ii) carry out its obligations under this Agreement and the other Transaction Agreements and to consummate the Transactions (including the Merger). The execution and delivery by New PubCo and Merger Sub of this Agreement and the other Transaction Agreements to which either of them is a party, and the consummation by New PubCo and Merger Sub of the Transactions (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of each of New PubCo and Merger Sub, and, except for receipt of the Company Party Shareholder Approval in relation thereto as required by applicable Legal Requirements and the approvals described in Section 4.7(b), no other proceedings on the part of New PubCo or Merger Sub are necessary to authorize this Agreement or the other Transaction Agreements to which any of them is a party or to consummate the transactions contemplated thereby. This Agreement and the other Transaction Agreements to which any of them is a party have been duly and validly executed and delivered by New PubCo and/or Merger Sub and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitute the legal and binding obligations of New PubCo and Merger Sub (as applicable), enforceable against New PubCo and Merger Sub (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies.

4.3. Intermediate Companies.

(a) As of the date of formation of the Intermediate Companies and as of the Closing Date, (i) each of the Intermediate Companies will be an exempted company duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands, (ii) will have the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is contemplated to be conducted, except as would not be material to the Intermediate Companies, taken as a whole, or have a Company Material Adverse Effect. True, complete and correct copies of the Governing Documents of the Intermediate Companies as in effect as of the date of their formation will be made available to SPAC. As of the date of formation of the Intermediate Companies, neither of the Intermediate Companies will be in breach or violation of any of the provisions of its Governing Documents in any material respect.

(b) As of the date of formation of the Intermediate Companies and as of the Closing Date, none of the Intermediate Companies will have any (i) direct or indirect Subsidiaries (other than Intermediate 2 and Merger Sub), participations in joint ventures or other entities, or direct or indirect ownership of any equity interests or other interests or investments (whether equity or debt) in any Person (other than Intermediate 1’s ownership of Intermediate 2 Ordinary Shares and Intermediate 2’s ownership of Merger Sub Common Stock); or (ii) any assets or properties of any kind other than those incident to its formation and this Agreement. Since their respective dates of formation, none of the Intermediate Companies will have conducted any business except as expressly contemplated by the Transaction Agreements and the Transactions. Each of the Intermediate Companies are entities that will have been incorporated solely for the purpose of engaging in the Transactions.

(c) As of the date of formation of the Intermediate Companies, all issued and outstanding equity interests of (i) Intermediate 1 will be directly owned by New PubCo and (ii) Intermediate 2 will be directly owned by Intermediate 1, in each case free and clear of all Liens (other than Permitted Liens).

4.4. Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries (the “Company Subsidiaries”), together with their jurisdiction of incorporation or organization, as applicable, and the percentages of the outstanding equity interests of each such Company Subsidiary owned by each of the Company Parties and each other Company Subsidiary, as applicable, are listed on Section 4.4(a) of the Company Disclosure Schedule. Except as disclosed in Section 4.4(a) of the Company Disclosure Schedule, the Company owns, directly or indirectly, legal and beneficial title to all of the outstanding equity securities of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Company Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person.

(b) Each Company Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies taken as a whole. Except as set forth on Section 4.8 of the Company Disclosure Schedule, each Company Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of each Company Subsidiary, as amended and currently in effect, have been made available to SPAC. No Company Subsidiary is or, to the Knowledge of the Company, has been in breach or violation of any of the provisions of its Governing Documents except for such breach or violation as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies taken as a whole.

4.5. Capitalization of the Group Companies.

(a) Section 4.5(a) of the Company Disclosure Schedule sets forth, as of the date hereof, (i) the authorized share capital of the Company and the number thereof issued and outstanding and (ii) the number, class and series of capital stock or other equity securities (including notes and other securities convertible into equity securities) owned by each Company Shareholder. All such share capital, capital stock or other security securities are owned, beneficially and of record, by such Company Shareholder free and clear of all Liens (other than Permitted Liens).

(b) Except as disclosed in Section 4.5(b) of the Company Disclosure Schedule, (i) no subscription, warrant, option, convertible or exchangeable security, right of first refusal, pre-emptive right, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any other Group Company is authorized or outstanding, including any such rights granted to any employees, consultants or directors of the Company or any Group Company, and (ii) there is no commitment by any Group Company to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of its equity securities any evidence of indebtedness, to repurchase or redeem any of its securities or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any Company Ordinary Shares. Except for (x) any dividends or distributions declared prior to the date of this Agreement and reflected in the Interim Financial Statements and (y) any dividends, distributions or other dispositions and payments of any nature declared, paid or made, as the case may be, between the Company and any of its Related Parties in accordance with contractual obligations existing on the date of this Agreement as disclosed pursuant to Section 4.21 or Section 4.23, no Group Company has declared or paid any dividends or distributions with respect to any Company Ordinary Shares since June 30, 2022, or has made any other dispositions or payments of any nature to any of its Related Parties. There are no outstanding contractual obligations of any Group Company to make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

(c) Except as disclosed in Section 4.5(c) of the Company Disclosure Schedule, all issued and outstanding Company Ordinary Shares or share capital, shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) are duly authorized, validly issued, fully paid and non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued or transferred in violation of, any Legal Requirement, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right created by statute, the Governing Documents of any of the Group Companies or any agreement to which the Company is a party, and (iii) have been offered, or transferred, sold and issued in compliance with applicable Legal Requirements and the applicable Group Companies’ respective Governing Documents.

(d) Except as disclosed in Section 4.5(d) of the Company Disclosure Schedule, no outstanding Company Ordinary Shares or share capital, shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary are subject to vesting or forfeiture rights or repurchase by a Group Company. There are no outstanding or authorized options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, stock-based performance units, commitments or Contracts of any kind to which any Group Company is a party or by which it is bound obligating any Group Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional share capital, shares of capital stock, limited liability company interests or any other equity interests of or participation in such Group Company, or any security convertible or exercisable for or exchangeable into, such equity interests of or participation in such Group Company.

(e) All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of each Group Company were undertaken in compliance with the applicable Group Company’s Governing Documents then in effect, any agreement to which the applicable Group Company then was a party and in compliance with applicable Legal Requirements.

(f) Except as set forth in the Governing Documents of the respective Group Companies or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which any Group Company is a party or by which any Group Company is bound with respect to any ownership interests of the applicable Group Company.

(g) Except as set forth on Section 4.5(g) of the Company Disclosure Schedule and as otherwise provided for in this Agreement, as a result of the consummation of the Transactions, no shares, shares of capital stock, warrants, options or other securities of any Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(h) Except for the Indebtedness set forth in Section 4.5(h) of the Company Disclosure Schedule, no Group Company has any Indebtedness.

(i) No Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19 or COVID-19 Measures.

(j) Except for the Governing Documents of each Group Company or as set forth in Section 4.5(j) of the Company Disclosure Schedule, as of the date of this Agreement, there are no stockholders agreements, investor rights agreements, voting agreements or trusts, proxies, or other agreements with respect to the voting or disposition of any capital stock or equity securities of a Group Company.

4.6. Authority Relative to this Agreement. The Company has all requisite corporate power and authority to: (a) execute and deliver this Agreement and the other Transaction Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder; and (b) carry out the Company’s obligations hereunder and thereunder and, subject to receiving the Company Party Shareholder Approvals, to consummate the Transactions to which it is (or will be) a party. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is (or will be) a party, and the consummation by the Company of the Transactions to which it is a party have been (or, in the case of any Transaction Agreement entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all requisite action on the part of the Company, and, except for the Company Party Shareholder Approval and the approvals described in

Section 4.7(b), no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions to which it is a party. This Agreement and the other Transaction Agreements to which it is (or will be) a party have been (or, in the case of any Transaction Agreement entered into after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitute or will constitute, upon execution thereof, as applicable, the legal and binding obligations of the Company, enforceable against the Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies. To the Knowledge of the Company, no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Governing Documents of SPAC is applicable to this Agreement, the Transactions or any of the other transactions contemplated hereby.

4.7. No Conflict; Required Filings and Consents.

(a) Assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 4.7(b) are duly and timely made or obtained, the execution and delivery by each of the Company, New PubCo and Merger Sub of this Agreement and the other Transaction Agreements to which it is (or will be) a party do not, the performance of this Agreement and the other Transaction Agreements to which it is (or will be) a party by each of the Company, New PubCo and Merger Sub will not, and the consummation of the Transactions will not: (i) conflict with or result in a violation or breach of or default under any provision of any of the Company’s, New PubCo’s or Merger Sub’s Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; or (iii) violate, or result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or materially impair any Group Company’s, New PubCo’s, or Merger Sub’s rights or, in a manner adverse to any of the Group Companies, New PubCo or Merger Sub, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, modification, acceleration (including any forced repurchase), suspension, revocation or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of any of the Group Companies, New PubCo and Merger Sub pursuant to, any Company Material Contracts (including any of the terms, conditions or provisions thereunder), except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement, or the other Transaction Agreements to which it is (or will be) a party, by each of the Company, New PubCo and Merger Sub do not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificate of Merger; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which any of the Company, New PubCo and Merger Sub are qualified to do business; (iii) for the consents, approvals, authorizations and permits described on Section 4.7(b) of the Company Disclosure Schedule; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.8. Compliance; Approvals.

(a) Each of the Group Companies, New PubCo and, Merger Sub has since the Reference Date, and each of the Intermediate Companies will have since the date of formation, complied in all material respects with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business and assets. No written or, to the Knowledge of the Company, oral notice, of non-compliance with any applicable Legal Requirements has been received by any of the Group Companies,

New PubCo, and Merger Sub since the Reference Date, or will have been received by any of the Intermediate Companies since the date of formation, except for any potential non-compliance which, individually or in the aggregate, would not be reasonably likely to be material to the Group Companies.

(b) (i) Each of the Group Companies, New PubCo, and Merger Sub is, and each of the Intermediate Companies will be since the date of formation, in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted and (ii) each Approval held by each of the Group Companies, New PubCo, and Merger Sub is, and each of the Intermediate Companies will be since the date of formation, valid, binding and in full force and effect, in case of clauses (i) and (ii), except as would not, individually or in the aggregate, be reasonably likely to be material to the Group Companies. None of the Group Companies, New PubCo, Merger Sub and the Intermediate Companies (i) are (and solely with respect to the Intermediate Companies, will be since the date of formation) in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval, or (ii) have received (and solely with respect to the Intermediate Companies, will have received since the date of formation) any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii)  as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.9. Financial Statements.

(a) The Company has made available to SPAC true, correct in all material respects, and complete copies of (i) the audited consolidated balance sheets of the Company as of December 31, 2021 and 2020, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the fiscal years ended December 31, 2021 and 2020 (collectively, the “Audited Financial Statements”), each audited in accordance with IFRS, and (ii) the unaudited consolidated balance sheets of the Company as of December 31, 2022, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the 12-month period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements: (x) present fairly, in all material respects, the financial condition of the Company and its Subsidiaries, as at the respective dates thereof; and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments and the absence of footnotes); (y) were prepared in conformity with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto); and (z) were prepared from, and in accordance with, the books and records of the Group Companies. The books of account, ledgers, order books, records and other financial documents of the Group Companies have been maintained in the ordinary course of the Company’s business and reflect all material information relating to their respective businesses, the nature, acquisition, maintenance, location and collection of its assets and the nature of all transactions giving rise to its obligations and accounts receivable.

(b) The PCAOB Financial Statements to be delivered by the Company as promptly as practicable following the date hereof in accordance with Section 7.17, when so delivered, will (i) have been prepared from, and in accordance with, the books and records of the Group Companies, (ii) present fairly, in all material respects, the financial position of the Company and its Subsidiaries as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended, (iii) have been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved, (iv) have been audited in accordance with the standards of the PCAOB, and (v) comply in all material respects with the applicable auditing and accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X), for inclusion in the Registration Statement / Proxy Statement.

(c) The Group Companies maintain a system of internal accounting controls sufficient to provide commercially reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Since the Reference Date, none of the Group Companies has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Group Companies with respect to the Financial Statements or the internal accounting controls of any of the Group Companies that any of the Group Companies has engaged in questionable accounting or auditing practices.

(e) There are no outstanding loans or other extensions of credit made by the Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

4.10. No Undisclosed Liabilities. The Group Companies have no liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet of the Group Companies prepared in accordance with IFRS applied and in accordance with past practice, except for: (a) obligations and liabilities provided for in, or otherwise disclosed or reflected on the face of the most recent balance sheet included in the Financial Statements or in the notes thereto; (b) obligations and liabilities arising in the ordinary course of the Company’s business since the date of the most recent balance sheet included in the Financial Statements; (c) liabilities incurred in connection with the Transaction; and (d) liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies.

4.11. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the date of the most recent balance sheet included in the Financial Statements through the date of this Agreement, each of the Group Companies (a) has conducted its business in the ordinary course of business in all material respects, (b) there has not been, individually or in the aggregate, any Company Material Adverse Effect and (c) any action taken or agreed upon by any of the Group Companies that would be prohibited by Section 6.1 if such action were taken on or after the date hereof without the consent of SPAC.

4.12. Litigation. Except as disclosed in Section 4.12 of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Reference Date (or, solely with respect to the Intermediate Companies, the date of formation): (a) there have not been, and there are no pending or, to the Knowledge of the Company, threatened Legal Proceedings, or any investigation, against any Group Company, New PubCo, Merger Sub or the Intermediate Companies or any of their respective properties or assets, or any of the equity holders, members, directors, managers or officers of any Group Company, New PubCo, Merger Sub or the Intermediate Companies with regard to their actions as such, including Legal Proceedings that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or any Transaction Agreement; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, there has not been, and there is no pending or, to the Knowledge of the Company, threatened audit, examination, investigation or enforcement by any Governmental Entity against any Group Company, New PubCo, Merger Sub or the Intermediate Companies or any of their respective properties or assets, or any of the equity holders, members, directors, managers or officers of any Group Company, New PubCo, Merger Sub or the Intermediate Companies with regard to their actions as such; (c) there has not been, and there is no pending, or to the Knowledge of the Company, threatened Legal Proceeding or investigation, by any Group Company, New PubCo, Merger Sub or the Intermediate Companies against any third party; and (d) there has not been, and there is no Order imposed or, to the Knowledge of the Company, threatened to be imposed upon any Group Company, New PubCo, Merger Sub or the Intermediate Companies or any of their respective properties or assets, or any of the directors, managers or officers of any Group Company, New PubCo, and Merger Sub with regard to their actions as such.

4.13. Employee Benefits Plans.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Employee Benefit Plan subject to the Legal Requirements of any jurisdiction outside the United States (each, a “Foreign Plan”). For each material Foreign Plan, the Group Companies have made available to SPAC a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable, the most recently prepared financial statements.

(b) Except as provided for on Section 4.13(a) of the Company Disclosure Schedule, (i) each such Foreign Plan is in material compliance with the applicable Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan; (ii) there are no material pending, or to the Knowledge of the Company, threatened investigations by any Governmental Entity involving such Foreign Plan, and no material pending, or to the Knowledge of the Company, threatened claims (except for claims for benefits payable in the normal operation of such Foreign Plan), actions, suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan (including any infraction notice before the Brazilian Ministry of Labor and Employment or other Governmental Entity, administrative procedure, term of adjustment of conduct (TAC), civil action filed by the Brazilian Public Prosecutor’s Office of Labor Affairs or other Governmental Entity); (iii) except as would not result in material liability to the Company, all employer contributions to each such Foreign Plan required by applicable Legal Requirements or by the terms of such Foreign Plan have been made in a timely manner; (iv) each such Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (v) each such Foreign Plan required to be fully funded and/or fully insured, and/or book-reserved, is fully funded and/or fully insured and/or book-reserved, as appropriate, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements and IFRS, in each of the foregoing cases except as would not reasonably be expected to be material to the Group Companies; (vi) each such Foreign Plan, if intended to qualify for special tax treatment, meets all the requirement for such treatment and, to the Knowledge of the Company, no event has occurred with respect to such Foreign Plan that would reasonably be expected to cause the denial or loss of such special tax treatment; and (vii) to the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not by itself be reasonably expected to create or otherwise result in any material liability with respect to such Foreign Plan.

(c) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or its Subsidiaries or under any Foreign Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of the Company or its Subsidiaries or under any Foreign Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its Subsidiaries or under any Foreign Plan; or (iv) limit the right to merge, amend or terminate any Foreign Plan.

4.14. Labor Matters.

(a) Except as stated in Section 4.14(a) of the Company Disclosure Schedule, (i) no Group Company is a party to or bound by, or currently negotiating in connection with entering into or amending, any collective bargaining agreement or other similar labor Contract applicable to current or former employees of any Group Company; and (ii) no employees of the Group Companies are represented by any labor union, labor organization, works council or other employee representative bodies with respect to their employment with the Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened in writing to be brought or filed, with a labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of the Company, threatened since the Reference Date. Since the Reference Date, to the Knowledge of the Company, there have been no labor organizing activities involving Group Company or with respect to any employees of the Group Companies in effect or threatened in writing by any labor organization, work council, group of employees, union or other employee representative bodies.

(b) Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Company, threatened against the Group Companies involving any employee or former employee of any Group Company.

(c) To the Knowledge of the Company, no executive officer of the Company has given written notice to any Group Company of termination of his or her employment with the Company in connection with the consummation of the Transactions. To the Knowledge of the Company, the Group Companies and each of their employees and consultants are in compliance in all material respects with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any Group Company and such individuals.

(d) To the Knowledge of the Company, no notice or complaint from or on behalf of any current or former employee of, or other individual who provided services to, any Group Company has been received by any Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any other current or former appointed director or executive officer of any Group Company.

(e) Since the Reference Date, there have been no material complaints, charges, investigations or other Legal Proceedings against the Group Companies filed or pending or, to the Knowledge of the Company, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any Group Company. Each Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting labor, employment and employment practices, including all laws respecting terms and conditions of employment classification, employment, wages and hours, overtime, and any foreign, state or local “mass layoff” or “plant closing” laws, collective bargaining agreement (acordo coletivo), collective tripartite bargaining obligations (Convenção Coletiva), immigration and work eligibility, benefits (including fringe and extra-legal benefits), labor relations, harassment (including sexual harassment), discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation, COVID-19 in the workplace, temporary employees, licenses, termination payments, travel expenses, endowment (doação), outsourcing, vacations, working permits and apprenticeships.

(f) There has been no “mass layoff”, “plant closing” or other similar event under any applicable Legal Requirement with respect to any Group Company since the Reference Date.

(g) No Group Company is liable for any arrears of wages, amounts that the Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements, or penalties with respect thereto, except in each case as would not be material to the Group Companies taken as a whole.

(h) Except as would not be reasonably expected to result in a material liability of any Group Company, each individual who has provided or is providing services to any Group Company in Brazil and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, for any purpose (including for tax purposes or purposes of any Employee Benefit Plan) has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any Employee Benefit Plan. None of the Group Companies has any material liability or obligation under any applicable Legal Requirement or Foreign Plan arising out of improperly classifying such individual as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable.

4.15. Real Property; Tangible Property.

(a) No Group Company currently owns any real property or has in the past three (3) years owned any real property.

(b) Except where the failure to comply would not individually or in the aggregate reasonably be expected to be material to the Group Companies taken as a whole, each Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “Company Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any Company Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies. The Company has made available to SPAC true, correct and complete copies of all Company Real Property Leases (as defined below). No Group Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Group Company has received in writing or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any Group Company under any of the Company Real Property Leases and, to the Knowledge of the Company, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no party to any Company Real Property Lease has exercised any termination rights with respect thereto. Section 4.15(b) of the Company Disclosure Schedule contains a true and correct list of all Company Real Property Leases.

(c) Each Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any Company Real Property Lease; and (iii) the Liens specifically identified on the Section 4.15(c) of the Company Disclosure Schedule, except in each case that would not reasonably be expected to have a Company Material Adverse Effect.

4.16. Taxes.

(a) All income and other material Tax Returns required to be filed by or on behalf of each Group Company, New PubCo and Merger Sub have been duly and timely filed with the appropriate Taxing Authority and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes payable by each Group Company, New PubCo and Merger Sub (whether or not shown on any Tax Return) have been fully and timely paid.

(b) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Taxing Authority in writing (nor to the Company’s Knowledge is there any such claim, assessment, deficiency or proposed adjustment) against any Group Company, New PubCo or Merger Sub which has not been paid or resolved with no further liability to any Group Company, New PubCo and Merger Sub.

(c) No Tax audit or other examination of any Group Company, New PubCo or Merger Sub by any Taxing Authority with regard to material Taxes is presently in progress, nor has any Group Company, New PubCo or Merger Sub been notified in writing of any commencement or anticipated commencement, request or threat for a Tax audit or other examination.

(d) There are no Liens for Taxes (other than Liens for Taxes net yet due and payable) upon any of the assets of any Group Company, New PubCo or Merger Sub.

(e) None of New PubCo, Merger Sub or any Group Company has liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of any of the Group Companies, New PubCo and Merger Sub in the ordinary course of business.

(f) None of New PubCo, Merger Sub or any Group Company: (i) has any liability for the Taxes of another Person (other than any Group Company) as a result of (A) being a member of an affiliated, consolidated, combined, unitary, aggregate or similar Tax group (B) as a result of being a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local or non-U.S. Tax purposes.

(g) There are no ongoing or pending Legal Proceedings with respect to any material amounts of Taxes of any Group Company, New PubCo or Merger Sub and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of any Group Company, New PubCo or Merger Sub.

(h) Group Company, New PubCo or Merger Sub has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Taxing Authority.

(i) None of New PubCo, Merger Sub or any Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(j) New PubCo, Merger Sub and each Group Company is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by law to be so registered, in each case in all material respects, and has complied in all material respects with all Legal Requirements relating to such Taxes.

(k) No Group Company will be required to include any item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting made on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any corresponding or similar provision of state, local or foreign Legal Requirements) or any use of an improper method of accounting during any period (or portion thereof) ending on or prior to the Closing Date; (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or non-U.S. local Legal Requirements); or (v) any closing agreement pursuant to Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirements).

(l) No claim has been made in writing (nor to the Company’s Knowledge has any claim been made) by any Taxing Authority in a jurisdiction in which any Group Company does not file a Tax Return that any Group Company is or may be subject to material Tax that would be the subject of such Tax Return.

(m) Each of New PubCo, Merger Sub and each Group Company has timely withheld and paid to the appropriate Taxing Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other party, and has complied in all material respects with applicable law with respect to Tax withholding.

(n) During the two-year period ending on the date hereof, the Company has not made a distribution to any of its shareholders in the form of stock of another entity, and stock of the Company has not been distributed by another corporation to that corporation’s shareholders.

(o) None of any Group Company, New PubCo or Merger Sub has been a party to any tax shelter transaction or any similar transaction requiring disclosure under applicable Legal Requirements.

(p) Neither the Company nor any of its non-U.S. Subsidiaries (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a).

(q) The Company is not and has never been a “controlled foreign corporation” as defined in Section 957 of the Code.

(r) Each Group Company is, and has always been resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been, treated as having a permanent establishment (within the meaning of an applicable Tax treaty), branch or taxable presence in any jurisdiction other than in its jurisdiction of incorporation. Neither the Company nor any Group Company has ever filed an IRS Form 8832.

(s) Merger Sub was newly formed solely to effect the Merger and it will not conduct any business activities or other operations or incur any material liabilities of any kind (other than administrative or ministerial activities or liabilities incident to the performance of the transactions contemplated by this Agreement) prior to the Merger.

(t) None of New PubCo, Merger Sub or any Group Company has taken, permitted or agreed to take any action, intends to or plans to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to cause New PubCo to be treated as a Tax resident of any jurisdiction other than Cayman Islands following the Transactions.

4.17. Environmental Matters. Except as would not, individually or in the aggregate, be reasonably expected to be material to the Group Companies:

(a) The Group Companies are, and have been for the past three (3) years, in compliance with applicable Environmental Laws and the business of the Group Companies is being, and since the Reference Date has been, operated in compliance with applicable Environmental Laws;

(b) The Group Companies have obtained or made, and are and have been in compliance since the Reference Date with, all permits, licenses, approvals, consents, waivers, exemptions, notices, registrations and other authorizations required under applicable Environmental Laws;

(c) No Group Company is party to any unresolved, pending or, to the Knowledge of the Company, threatened complaints, claims, actions, suits, investigations, inquiries, notices, judgments, decrees, injunctions, Orders, requests for information or Legal Proceedings arising under or related to applicable Environmental Laws;

(d) To the Knowledge of the Company, no conditions, including the presence of Hazardous Substances, currently exist with respect to the Company Leased Properties that could reasonably be expected to result in any of the Group Companies incurring liabilities or obligations under applicable Environmental Laws;

(e) No Group Company has received any unresolved or outstanding written notice from any Governmental Entity or any other Person alleging any non-compliance with applicable Environmental Laws by any Group Company or requiring any Group Company to conduct any investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances;

(f) To the Knowledge of the Company, no portion of any property currently or formerly owned, used, leased, or operated by any Group Company has been used for the handling, manufacturing, processing, generation, treatment, storage or disposal of Hazardous Substances in a manner other than in compliance with applicable Environmental Law and associated permits, approvals, authorizations, consents, licenses or certificates required by applicable Environmental Laws;

(g) Since the Reference Date, no Group Company has generated, treated, stored, disposed of, released, transported, or arranged for the transportation or disposal of any Hazardous Substances at any location except in compliance with applicable Environmental Laws; and

(h) The Group Companies have made available to SPAC copies of all material, non-privileged environmental assessments (including any Phase I or Phase II environmental site assessments), studies, audits, analyses, or reports relating to the Company Leased Properties or the operations of the Group Companies and prepared in the past three (3)  years, which are in the possession or control of the Group Companies as of the date of this Agreement.

4.18. Brokers; Third-Party Expenses. Except as disclosed in Section 4.18 of the Company Disclosure Schedule, none of the Group Companies, New PubCo or Merger Sub has any liability for brokerage, finders’ fees, agents’ commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any of the Group Companies.

4.19. Intellectual Property & Data Privacy.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all of the following Intellectual Property owned by any of the Group Companies: (i) issued or granted Patents and pending Patent applications; (ii) registered Trademarks and pending applications for Trademark registrations; (iii) registered Copyrights; (iv) Internet domain names (the Intellectual Property referred to in clauses (i) through (iv), collectively, the “Company Registered Intellectual Property”); and (v) Group Company Software.

(b) (i) Except as set forth on Section 4.19(b) of the Company Disclosure Schedule, all of the Company Registered Intellectual Property is subsisting and all of the issued, granted or registered Company Registered Intellectual Property is, to the Knowledge of the Company, valid and enforceable. (ii) Except as set forth on Section 4.19(b) of the Company Disclosure Schedule, none of the Owned Intellectual Property material to the operation of the business of any of the Group Companies has been adjudged invalid or unenforceable in whole or part.

(c) Except as set forth on Section 4.19(c) of the Company Disclosure Schedule, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all material Owned Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens), and has a license or otherwise possesses rights to use (as currently used by the Group Companies) all other material Intellectual Property used in the conduct of the businesses of the Group Companies. The consummation of the transactions contemplated by this Agreement will not (i) impair any rights under, or cause any of the Group Companies to be in violation of or default under, any license or other agreement to use any Licensed Intellectual Property or under which any of the Group Companies grants any Person rights to use any Owned Intellectual Property, (ii) give rise to any termination or modification of, or entitle any other party to terminate or modify, any such licenses or other agreements, or (iii) require the payment of (or increase the amount of) any royalties, fees, or other consideration with respect to any use or exploitation of any Licensed Intellectual Property, except as would not, individually or in the aggregate, be material to any of the Group Companies.

(d) Except as set forth on Section 4.19(d) of the Company Disclosure Schedule, to the Knowledge of the Company, since the Reference Date, neither the Group Companies nor the conduct of the businesses of the Group Companies has infringed, misappropriated, diluted or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person in any material respect. To the Knowledge of the Company, since the Reference Date, no Person has infringed, misappropriated, diluted or otherwise violated since the Reference Date, and no Person is infringing, misappropriating or otherwise violating, any Owned Intellectual Property in any material respect, and no such claims have been made in writing against any third party by any of the Group Companies since the Reference Date.

(e) Except as set forth on Section 4.19(e) of the Company Disclosure Schedule, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies, and no Group Company has received since the Reference Date any written notice from any Person pursuant to which any Person is: (i) alleging that any Group Company or the conduct of the business of any of the Group Companies has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any third party; or (ii) contesting the scope, use, ownership, validity or enforceability of any of the Owned Intellectual Property. None of the Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property.

(f) No past or present director, officer, shareholder, employee, consultant, service provider or independent contractor of any of the Group Companies has any ownership or other rights in any Intellectual Property purported to be owned by any of the Group Companies (other than the right to use such material Owned Intellectual Property in the performance of their activities for the Group Companies). Each Person who is or was engaged in creating or developing any material Intellectual Property for the Group Companies has executed and delivered a written agreement, pursuant to which such Person has: (i) agreed to hold all Trade Secrets of the Group Companies (or of another Person and held by any Group Company under an obligation to maintain the confidentiality of such information) in confidence; and (ii) with respect to any such material Intellectual Property that does not vest initially in a Group Company by operation of law, presently assigned to such Group Company all of such Person’s rights, title and interest in and to all such material Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no uncured material breach by any such Person with respect to its obligation to assign any Intellectual Property to any Group Company or to protect the Trade Secrets of the Group Companies under any such agreement.

(g) Each of the Group Companies, as applicable, takes commercially reasonable steps to maintain, protect and enforce Intellectual Property rights, including taking commercial reasonable steps to maintain the confidentiality of all Trade Secrets and other material confidential information owned or held by any of the Group Companies.

(h) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create, in whole or in part, any material Owned Intellectual Property in any manner that gives any such person or entity any ownership or other material rights in such Intellectual Property.

(i) The Group Companies exclusively possess copies of all source code and related technical documentation necessary to compile and operate the Group Company Software as currently operated. Each of the Group Companies, as applicable, takes commercially reasonable steps to maintain the confidentiality of the source code included in the Group Company Software. No source code for any Group Company Software has been delivered, licensed or made available to, and no Group Company is obligated under any circumstances to deliver, license or make available any source code for any Group Company Software to: (i) any escrow agent or (ii) any other Person who is not, as of the date of this Agreement, an employee or contractor of a Group Company subject to confidentiality obligations in a written Contract to any Group Company with respect to such source code.

(j) The Group Companies own, lease, license or otherwise have the legal right to use all computer systems, Software, firmware, middleware, hardware, peripherals, servers, routers, hubs, switches, data communication lines, networks, interfaces, platforms and related systems, databases, websites and all other information technology equipment used by any Group Company (collectively, the “Company IT Systems”), and such Company IT Systems are sufficient in all material respects for the operations of the businesses of the Group Companies as currently conducted. In the last three (3) years, there have been no material defects, technical concerns or problems in any of the Business Products that would prevent the same from performing substantially in accordance with their documentation. The Group Companies have taken commercially reasonable actions, consistent with current industry standards, to protect the integrity, security and continuous operation of the Company IT Systems, and have in place commercially reasonable measures to protect the Company IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, modification or corruption. Except as set forth on Section 4.19(j) of the Company Disclosure Schedule, the Group Companies have in place, commercially reasonable data backup, system redundancy, and disaster avoidance and recovery plans and procedures, consistent with current industry standards.

(k) Since the Reference Date, except as would not, individually or in the aggregate be material to the Group Companies, there have been no failures, breakdowns, continued substandard performance or other adverse events (including any unauthorized use, access, interruption, modification or corruption) affecting any Business Products or IT Systems (or any information and transactions of the Group Companies stored or contained therein or transmitted thereby). The Company IT Systems owned by the Group Companies or, to the Knowledge of the Company, otherwise used by or on behalf of the Group Companies do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or other similar code or programs that could (i) materially disrupt or materially and adversely affect the functionality of any Company IT Systems, or (ii) enable or assist any Person to access without authorization, any Company IT Systems.

(l) None of the Group Companies have incorporated any Open Source Software in, linked any Open Software to, or used any Open Source Software in connection with, any Group Company Software in a manner that requires the contribution, distribution, licensing, or disclosure to any third party of any portion of any material source code of such Group Company Software, that would otherwise transfer the rights of ownership in any Owned Intellectual Property of any of the Group Companies to any Person, or that would restrict any of the Group Companies from charging fees to licensees of such Group Company Software. The Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software to which any of them are party or otherwise bound.

(m) Except as set forth on Section 4.19(m) of the Company Disclosure Schedule, each of the Group Companies has since the Reference Date complied in all material respects with all Privacy Requirements. With respect to each affiliate, vendor, processor, or other third-party Processing or otherwise accessing, or sharing Personal Information by, for, with or on behalf of the Group Companies (“Data Partners”), the Company has been, and will continue to be, diligent in contracting and oversight, but cannot guarantee their compliance with Privacy Requirements. To the Knowledge of the Company, there has been no material non-compliance with Privacy Requirements by any Data Partner.

(n) None of the Group Companies have, since the Reference Date (i) been charged with a violation of any Privacy Requirements (but excluding non-material individual consumer demands and requests in the ordinary course of business) or (ii) received written notice that they are subject to any threatened claims, investigations, notices or requests from any Governmental Entity or other Person (excluding non-material individual consumer demands and requests in the ordinary course of business) in relation to any alleged or perceived breaches of any Privacy Requirements.

(o) Each of the Group Companies has as applicable, since the earlier of the (i) Reference Date and (ii) date the Brazilian Data Protection Law came into effect, implemented and maintained appropriate and industry standard safeguards and made reasonable best efforts to ensure appropriate safeguards are in place with Data Partners, which safeguards are consistent with practices in the industry in which the applicable Group Company operates, to identify and address internal and external risks to and to protect Personal Information in its possession or under its control against loss, theft, misuse or unauthorized access, transfer, use, modification or disclosure.

(p) The Group Companies have each implemented reasonable data security safeguards designed to protect the security and integrity of the Company IT Systems and any Personal Information in their possession or control, including utilizing industry standard tools designed to prevent unauthorized access and the introduction of Disabling Devices. Since the Reference Date, (i) none of the Group Companies has, and, to the Knowledge of the Company, no Data Partner has informed the Group Companies in writing that it has, experienced any material breaches, security incidents, loss, theft, misuse of or unauthorized access to, unauthorized use or transfer, modification, or disclosure of any Personal Information in the possession or control of any of the Group Companies or collected, used or Processed by the Group Companies; (ii) none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with any Privacy Requirement or any material breaches, security incidents, loss, theft, misuse of or unauthorized access to, unauthorized use or transfer, modification, or disclosure of Personal Information; and (iii) none of the Group Companies has been subject to or received written notice of any audits, proceedings or investigations by any Governmental Entity or any customer, or received any material claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Privacy Requirements, and, to the Knowledge of the Company, there is no reasonable basis for the same.

(q) The Group Companies have all rights to use the Personal Information in their possession or control in the manner in which the Group Companies receive and use such Personal Information prior to the Closing Date, and the execution, delivery, and performance of this Agreement and the transactions contemplated in this Agreement will not result in a material violation of any Privacy Requirement.

4.20. Agreements, Contracts and Commitments.

(a) Section 4.20(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Company Material Contract that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each of the following Contracts to which a Group Company is a party as of the date hereof:

(i) any Contract (or group of related Contracts (other than non-continuing purchase orders)) or purchase commitment reasonably expected to result in future payments to or by any Group Company in excess of $2,500,000 (or its equivalent in another currency) per annum;

(ii) any Contract that purports to limit in any respect (A) the location or market in which the Group Companies’ businesses may be conducted or products or services may be marketed or sold, (B) any Group Company from engaging in any line of business or (C) any Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Group Companies from soliciting customers or employees;

(iii) any Contract that purports to limit the Persons that any Group Company may hire or solicit to hire;

(iv) any Contract memorializing any Interested-Party Transactions (other than standard employment agreements, confidentiality agreements, non-competition agreements (for the benefit of a Group Company) or any other agreement of similar nature entered into in the ordinary course of business with employees or technical consultants) providing for annual payments in an amount equal to or greater than $100,000 (or its equivalent in another currency) per annum;

(v) any Contract that imposes obligations on any of the Group Companies to provide “most favored nation” pricing to any of its customers, or that contains any “take or pay” or minimum requirements with any of its suppliers, right of first refusal or other similar provisions with respect to any transaction engaged in by any of the Group Companies;

(vi) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any of the Group Companies;

(vii) any Contract for or relating to any borrowing of money by or from the Company in excess of $1,000,000 (or its equivalent in another currency) per annum (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the Group Companies);

(viii) (A) any employment, consulting or management Contract providing for annual payments in excess of $250,000 (or its equivalent in another currency) or (B) any change in control payment, transaction bonus, retention bonus, sale bonus, stay and pay or similar Contract or arrangement, in each case of clauses (A) and (B), with any current or former (to the extent of any ongoing liability) employee or individual service provider of any Group Company;

(ix) any Contract: (A) providing for the grant of any preferential rights to purchase or lease any material asset of any Group Company or (B) providing for any exclusive or preferred right to sell or distribute any material product or material service of any of the Group Companies;

(x) any Contracts relating to the sale of any operating business of any Group Company or the acquisition by any Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, or for which any Group Company has any material outstanding obligations in excess of $1,000,000 (or its equivalent in another currency) per annum (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(xi) any collective bargaining agreement or other similar labor Contract with any labor union, labor organization, or works council;

(xii) any Contract for the use by any of the Group Companies of any tangible property where the annual lease or mandate payments are greater than $100,000 (or its equivalent in another currency) (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business);

(xiii) any Contract under which any of the Group Companies: (A) obtains the right to use, or a covenant not to be sued under, any Intellectual Property or IT Systems from any third party (“Inbound License”), other than Incidental Inbound Licenses; or (B) contains any assignment or grants the right to use, or a covenant not to assert or enforce or be sued under, any other right in or to Intellectual Property to any third party (other than non-exclusive licenses granted to suppliers, vendors, distributors or customers in the ordinary course of business);

(xiv) any Contract that creates guarantees or Liens of any nature on the Company’s assets not in the ordinary course of business and in an amount equal or greater than $500,000 (or its equivalent in another currency); and

(xv) any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiv) of this Section 4.20(a).

(b) True, correct and complete copies of the Company Material Contracts have been made available to SPAC, together with all amendments and supplements thereto. Except for any Company Material Contract that has been terminated in accordance with the terms of this Agreement or terminates upon the expiration of the stated term thereof prior to the Closing Date, each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company, New PubCo or Merger Sub party thereto and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies. None of the Company, New PubCo or Merger Sub nor, to the Knowledge of the Company, any other party thereto (as of the date hereof), is in material breach of or in material default under, and, to the Knowledge of the Company, no event has occurred as of the date hereof which with notice or lapse of time or both would become a material breach of or material default under, any Company Material Contract, and no party to any Company Material Contract has given any written notice of any claim in writing of any such material breach, default or event or has provided any formal written notice of any intention to terminate or modify, any such Company Material Contract.

4.21. Insurance. Each of the Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations and employees (collectively, the “Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the Insurance Policies are in full force and effect in all material respects. The coverages provided by such Insurance Policies are usual and customary in amount and scope for the Group Companies’ business and operations as concurrently conducted, and sufficient to comply with any insurance required to be maintained by Company Material Contracts. No written notice of cancellation, termination or reduction in coverage has been received by any Group Company with respect to any of the effective Insurance Policies. There is no pending material claim by any Group Company under any of the existing Insurance Policies with respect to which coverage has been questioned, denied or disputed by the underwriters of such policies. The premiums due with respect to such Insurance Policies have been timely paid and no written notice of cancellation or termination or intent to cancel has been received by any of the Group Companies with respect to any such Insurance Policy. The Company has made available to SPAC true, correct and complete copies of all Insurance Policies.

4.22. Interested-Party Transactions. Except as set forth in Section 4.22 of the Company Disclosure Schedule:

(a) no manager, director, officer, employee or holder of equity or derivative securities of any Group Company, or any Affiliate or immediate family members of any of the foregoing Person (each, an “Insider”), is, directly or indirectly, indebted to the Group Companies for borrowed money, nor are any of the Group Companies, directly or indirectly, indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons,

(b) no Insider, directly or indirectly, (i) is a counterparty to (or possesses any material financial interest in or is a director, officer or employee of a counterparty to) any Contract to which any of the Group Companies is party or (ii) possesses any material financial interest in or is a director, officer or employee of any Person that competes with any of the Group Companies (any such transactions in clauses (a) and (b), an “Interested-Party Transaction”), in each case, other than: (A) for payment of salary, bonuses and other compensation for services rendered in the ordinary course; (B) reimbursement for reasonable expenses incurred in connection with any of the Group Companies in the ordinary course; (C) for other employee benefits made generally available to similarly situated Persons in the ordinary course; or (D) related to any such Person’s ownership of Company Ordinary Shares or other securities of the Group Companies or such Person’s employment or consulting arrangements with the Group Companies in the ordinary course.

4.23. Anti-Bribery; Anti-Corruption. Since the Reference Date, none of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, employees, Affiliates (including any direct or indirect controlling equityholder of the Company Shareholder) or any other Persons acting on their behalf, at their direction or for their benefit has, in connection with the operation of the business of the Group Companies, directly or indirectly: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature in violation of Anti-Corruption Laws; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or materially inaccurate books and records related to any of the foregoing; or (f) otherwise violated any applicable provision of (i) the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-l, et seq., (ii) the United Kingdom Bribery Act 2010, (iii) Brazilian Federal Law No. 12,846, dated August 1, 2013, as amended, and Federal Decree No. 8,420, dated March 18, 2015, as amended; (iv) Brazilian Law No. 8,429, dated June 2, 1992, as amended; (v) Brazilian Law-Decree No. 2,848, dated December 7, 1940, as amended; (vi) Brazilian Federal Law No. 9,613/1998; (vii) Brazilian Federal Law No. 12,813/2013; (viii) Brazilian Federal Law No. 14,133/2021; (ix) Brazilian Law No. 8,666, dated June 21, 1993, as amended; (x) Brazilian Law No. 9,504, dated September 30, 1997, as amended, or (xi) any other applicable anti-corruption or anti-bribery Legal Requirements (collectively, the “Anti-Corruption Laws”). Since the Reference Date, none of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, Affiliates (including any direct or indirect controlling equityholder of the Company Shareholder) or any of the Group Companies’ respective employees or any other Persons acting on their behalf, (A) is or has been the subject of an unresolved written claim or unresolved allegation relating to any (1) potential violation of the Anti-Corruption Laws or (2) potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to any government official, to any political party or official thereof or to any candidate for political office, or (B) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. Since the Reference Date, the Group Companies have had and maintained a system or systems of internal controls reasonably designed to (x) ensure compliance with the Anti-Corruption Laws and (y) prevent and detect violations of the Anti-Corruption Laws.

4.24. International Trade; Sanctions; Anti-Money Laundering Laws.

(a) Since the Reference Date, the Group Companies, the Group Companies’ respective directors, officers and the Group Companies’ respective employees, Affiliates or, to the Knowledge of the Company, any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies: (i) have been in compliance with all applicable Customs & International Trade Laws, including the Customs & International Trade Authorizations; (ii) have obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, deemed export, import, re-export, deemed re-export or transfer of goods, services, software and technology required for the operation of the respective businesses of the Group Companies, including the Customs & International Trade Authorizations; (iii) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (iv) have not received any actual or threatened claims or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws. Since the Reference Date, the Group Companies have implemented and maintained policies and procedures to promote compliance with Customs & International Trade Laws.

(b) None of the Group Companies or any of the Group Companies’ respective Affiliates, directors, or officers, nor any of the Group Companies’ respective employees, or, to the Knowledge of the Company, any other Persons acting on their behalf is or has been since the Reference Date a Sanctioned Person. Since the Reference Date, the Group Companies and the Group Companies’ respective directors, officers and all of the Group Companies’ respective Affiliates, employees or, to the Knowledge of the Company, any other Persons acting on their behalf have, in connection with the operation of the business of the Group Companies, been in compliance with Sanctions and Anti-Money Laundering Laws. Since the Reference Date, no Governmental Entity has initiated, nor have the Group Companies received any notice of, any action or investigation, or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or any of their respective directors, officers or any of the Group Companies’ respective Affiliates, employees or, to the Knowledge of the Company, any other Persons acting on their behalf in connection with any actual or alleged violation of Sanctions or Anti-Money Laundering Laws. Since the Reference Date, the Group Companies have implemented and maintained policies and procedures to promote compliance with Sanctions.

4.25. Company Party Shareholder Vote. The Company Party Shareholder Approvals are the only votes of the holders of Company Ordinary Shares, Merger Sub Common Stock and New PubCo Ordinary Shares necessary to adopt this Agreement and the other Transaction Agreements and approve the Transactions in relation to the Company, Merger Sub and New PubCo, respectively. Other than the Company Party Shareholder Approvals, no additional approval or vote from any holders of Company Ordinary Shares, Merger Sub Common Stock and New PubCo Ordinary Shares would be necessary to adopt this Agreement and the other Transaction Agreements and approve the Transactions in relation to the Company, Merger Sub and New PubCo, respectively.

4.26. Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO SPAC OR ANY OF THE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY SPAC IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE COMPANY OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, BY OR ON BEHALF OF SPAC IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO SPAC OR ANY OF ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OTHER THAN IN THE TRANSACTION AGREEMENTS. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY

SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SPAC AND ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF SPAC EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.26, CLAIMS AGAINST SPAC OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC

Except: (i) as set forth in the letter dated as of the date of this Agreement and delivered by SPAC to the Company on or prior to, and in connection with the execution and delivery of, this Agreement (the “SPAC Disclosure Schedule”); and (ii) as disclosed in the SPAC SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, SPAC represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

5.1. Organization and Qualification.

(a) SPAC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) SPAC has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on in all material respects its business as it is now being conducted.

(c) SPAC is not in breach or violation of any of the provisions of its Governing Documents in any respect and complete and correct copies of the SPAC Governing Documents have been made available to the Company, including via the SEC’s Electronic Data Gathering Analysis and Retrieval system database.

(d) SPAC is duly qualified or licensed to do business as a foreign corporation in, and is in good standing under the laws of, each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

5.2. Capitalization.

(a) As of the date of this Agreement: (i) 1,000,000 shares of preferred stock of SPAC, par value $0.0001 per share are authorized, and no such shares are issued and outstanding; (ii) 100,000,000 shares of SPAC Class A Common Stock are authorized and 23,000,000 such shares are issued and outstanding; (iii) 10,000,000 shares of SPAC Class B Common Stock are authorized and 5,750,000 such shares are issued and outstanding; and (iv) 10,050,000 SPAC Warrants are outstanding. All outstanding shares of SPAC Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to, nor have been issued in violation of, any Legal Requirement, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. The SPAC Warrants have been validly issued, and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies.

(b) Except for the SPAC Warrants, any SPAC Working Capital Warrants issued upon conversion of the Working Capital Loans, shares of SPAC Common Stock and the Sponsor Support Agreement, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, stock-based performance units, commitments or Contracts of any kind to which SPAC is a party or by which it is bound obligating SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of SPAC Common Stock or any other shares or other interest or participation in, or any security convertible or exercisable for or exchangeable into, shares of SPAC Common Stock or any other shares or other interest or participation in SPAC. SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Except for the SPAC Extension Redemption SPAC Stockholder Redemption, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any shares of SPAC Common Stock. There are no outstanding contractual obligations of SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

(c) Except as set forth in the SPAC Governing Documents or the Current Registration Rights Agreement or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

(d) Except for the Working Capital Loans set forth in Section 5.2(d) of the SPAC Disclosure Schedule, SPAC has no Indebtedness. SPAC has not availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19 or COVID-19 Measures.

5.3. Authority Relative to this Agreement. SPAC has the requisite power and authority to: (a) execute and deliver this Agreement and the other Transaction Agreements to which it is (or will be) a party to perform its obligations hereunder and thereunder; and (b) carry out its obligations under this Agreement and the other Transaction Agreements and to consummate the Transactions (including the Merger) contemplated hereby and thereby. The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is (or will be) a party, and the consummation by SPAC of the Transactions (including the Merger) to which it is a party have been (or, in the case of any Transaction Agreement entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all necessary corporate action on the part of SPAC, and no other proceedings on the part of SPAC are necessary to authorize this Agreement or the other Transaction Agreements to which it is (or will be) a party or to consummate the Transactions contemplated hereby and thereby, other than the SPAC Stockholder Approval. This Agreement and the other Transaction Agreements to which SPAC is (or will be) a party have been (or, in the case of any Transaction Agreement entered into after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery hereof and thereof by the Company and the other parties thereto, constitute or will constitute, upon execution thereof, as applicable, the legal and binding obligations of SPAC, enforceable against it in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies. No Takeover Laws or any similar anti-takeover provision in the Governing Documents of any Group Company, New PubCo or Merger Sub is, or at the Merger Effective Time will be, applicable to this Agreement, the Transactions or any of the other transactions contemplated hereby.

5.4. No Conflict; Required Filings and Consents.

(a) Subject to the SPAC Stockholder Approval, neither the execution, delivery nor performance by SPAC of this Agreement or the other Transaction Agreements to which it is (or will be) a party, nor the consummation of the Transactions, shall: (i) conflict with or result in a violation or breach of or default under any provision of any of the SPAC Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 5.4(a) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; or (iii) violate, or result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair its rights or alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, modification, acceleration (including any forced repurchase), suspension, revocation or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of SPAC pursuant to, any Contracts (including any of the terms, conditions or provisions thereunder), except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(b) The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is (or will be) a party does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or designation, declaration or filing with, or notification to, any Governmental Entity, except: (i) for the filing of the Certificate of Merger; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which SPAC is qualified to do business and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

5.5. Compliance; Approvals. Since its incorporation, SPAC has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation, no investigation or review by any Governmental Entity with respect to SPAC has been pending or, to the Knowledge of SPAC, threatened. No written or, to the Knowledge of SPAC, oral notice of non-compliance with any applicable Legal Requirements has been received by SPAC, except for any potential non-compliance which, individually or in the aggregate, would not be reasonably likely to be material to SPAC. SPAC is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably likely to be material to SPAC. Each Approval held by SPAC is valid, binding and in full force and effect in all material respects. SPAC: (a) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval; or (b) has not received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

5.6. SPAC SEC Reports and Financial Statements.

(a) Except as set forth in Section 5.6(a) of the SPAC Disclosure Schedule, SPAC has timely filed all forms, reports, schedules, statements and other documents required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”). All SPAC SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the initial public offering of New PubCo) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction, except as permitted by the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports, as of the respective date of its filing, and as of the date of any amendment or supplement, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports did not, at the time they were filed with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Reports. To the Knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. To the Knowledge of SPAC, each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or NASDAQ, so long as copies thereof are publicly available.

(b) The financial statements and notes of SPAC contained or incorporated by reference in the SPAC SEC Reports fairly present, in all material respects, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all prepared from the books and records of the SPAC and in accordance with: (i) U.S. GAAP; and (ii) all applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) and, in the case of the audited SPAC financial statements, were audited in accordance with the standards of the PCAOB, in each case, applied on a consistent basis throughout the periods involved, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.

(c) Except as set forth in the SPAC SEC Reports, SPAC does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with U.S. GAAP, except for liabilities and obligations arising in the ordinary course of SPAC’s business.

(d) Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(e) Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, SPAC has established and maintained a system of internal controls sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of SPAC are being executed and made only in accordance with appropriate authorizations of management of SPAC, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of GAAP, and (iv) that accounts, notes and other receivables are recorded accurately. To the Knowledge of SPAC, SPAC has not identified, or received any written notice, alleging any fraud, whether or not material, that involves the management or other employees of SPAC that have a significant role in the internal controls over financial reporting of SPAC.

(f) Except as set forth in the SPAC SEC Reports, neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

(g) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.7. Absence of Certain Changes or Events. Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since the incorporation of the SPAC, there has not been: (a) any SPAC Material Adverse Effect; or (b) any action taken or agreed upon by SPAC that would be prohibited by Section 6.2 if such action were taken on or after the date hereof without the consent of the Company.

5.8. Litigation. There is (and since its incorporation, there has been): (a) no pending or, to the Knowledge of SPAC, threatened Legal Proceeding against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of SPAC, threatened audit or examination by any Governmental Entity against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such audit or examination; (c) no pending or threatened Legal Proceeding by SPAC against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on SPAC; and (e) no Order imposed or, to the Knowledge of SPAC, threatened in writing to be imposed upon SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such.

5.9. Business Activities.

(a) Since its incorporation, SPAC’s business activities have been solely: (i) in connection with its organization; (ii) in connection with its initial public offering; and (iii) directed toward the conduct of its business of effecting a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination transaction. Except as set forth in the SPAC Governing Documents, there is no Contract or Order binding upon SPAC or to which it is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

(b) Except for the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a SPAC Business Combination.

5.10. SPAC Material Contracts.

(a) Section 5.10 of the SPAC Disclosure Schedule sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K) to which SPAC is party (the “SPAC Material Contracts”), other than any such SPAC Material Contract that is listed as an exhibit to SPAC’s Registration Statement on Form S-l (File No. 333-254425).

(b) True, correct and complete copies of the SPAC Material Contracts have been delivered to or made available to the Company or its Representatives, including via the SEC’s Electronic Data Gathering Analysis and Retrieval system database. Except for each SPAC Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of SPAC to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions,

(i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of SPAC and, to the Knowledge of SPAC, represent the legal, valid and binding obligations of the other parties thereto, and, to the Knowledge of SPAC, are enforceable by SPAC to the extent a party thereto in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies, and (ii) neither SPAC or, to the Knowledge of SPAC, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract.

5.11. Title to Property. SPAC does not own or lease any real property or personal property and there are no options or other contracts under which SPAC has a right or obligation to acquire or lease any interest in real property or personal property.

5.12. SPAC Listing. The SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “MPRAU”. The shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “MPRA”. The SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “MPRAW”. There is no action or proceeding pending or, to the Knowledge of SPAC, threatened against SPAC by NASDAQ or the SEC with respect to any intention by such entity to deregister the SPAC Units, the shares of SPAC Class A Common Stock or SPAC Warrants or to terminate the listing of SPAC on NASDAQ. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the shares of SPAC Class A Common Stock, the shares of SPAC Class B Common Stock or SPAC Warrants under the Exchange Act. Except as set forth in the SPAC SEC Reports, SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

5.13. Trust Account.

(a) As of date hereof, SPAC has at least $45,370,581.50 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of November 3, 2021, by and between SPAC and Continental Stock Transfer and Trust Company (“Continental Trust”), for the benefit of its public shareholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and any PIPE Subscription Agreements, the obligations of SPAC under this Agreement are not subject to any conditions regarding SPAC’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or Continental Trust. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between SPAC and Continental Trust that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any Person (other than holders of SPAC Class A Common Stock who shall have elected to redeem their shares of SPAC Class A Common Stock pursuant to SPAC Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem shares of SPAC Common Stock in accordance with the provisions of the SPAC Governing Documents. As of the date hereof, SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article IV and the compliance by the Company Parties with their respective obligations hereunder with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date. Upon consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the pre-Closing SPAC equityholders who have elected to redeem their shares of SPAC Class A Common Stock pursuant to the Governing Documents of SPAC, each in accordance with the terms of and as set forth in the Trust Agreement, SPAC shall have no further obligation under either the Trust Agreement or the Governing Documents of SPAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

5.14. Taxes.

(a) All income and other material Tax Returns required to be filed by or on behalf of SPAC have been duly and timely filed with the appropriate Taxing Authority and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes required to be paid by SPAC (whether or not shown on any Tax Return) have been fully and timely paid.

(b) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Taxing Authority in writing (nor to the SPAC’s Knowledge is there any such claim, assessment, deficiency or proposed adjustment) against SPAC which has not been paid or resolved with no further liability to SPAC.

(c) No Tax audit or other examination of SPAC by any Taxing Authority with respect to material Taxes is presently in progress, nor has SPAC been notified in writing of any commencement or anticipated commencement, request or threat for such a Tax audit or other examination.

(d) There are no Liens for Taxes (other than Liens for Taxes not yet due and payable) upon any of the assets of SPAC.

(e) SPAC has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on SPAC’s financial statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of SPAC in the ordinary course of business.

(f) SPAC (i) does not have any liability for the Taxes of another Person as a result of (A) being a member of an affiliated, consolidated, combined, unitary, aggregate or similar Tax group or (B) as a result of being a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); and (iii) has not ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local or non-US Tax purposes.

(g) There are no ongoing or pending Legal Proceedings with respect to any material amounts of Taxes of SPAC and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of SPAC.

(h) SPAC has not made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Taxing Authority.

(i) SPAC has no, nor has ever had a, permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(j) SPAC will not be required to include any item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting made on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any corresponding or similar provision of state, local or foreign Legal Requirements) or any use of an improper method of accounting during any period (or portion thereof) ending on or prior to the Closing Date; (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 (or any corresponding or similar provision, state or non-U.S. local Legal Requirements); or (v) any closing agreement pursuant to Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirements).

(k) No claim has been made in writing (nor to SPAC’s Knowledge) by any Taxing Authority in a jurisdiction in which SPAC does not file a Tax Return that SPAC is or may be subject to material Taxes that would be the subject of such Tax Return.

(l) SPAC has timely withheld and paid to the appropriate Taxing Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or third party, and has complied in all material respects with applicable Legal Requirements with respect to Tax withholding.

(m) SPAC is, and has always been resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been, treated as having a permanent establishment (within the meaning of an applicable Tax treaty), branch or taxable presence in any jurisdiction other than in its jurisdiction of incorporation.

(n) During the two-year period ending on the date hereof, SPAC has not made a distribution to any of its shareholders in the form of stock of another entity, and stock of SPAC has not been distributed by another corporation to that corporation’s shareholders.

(o) SPAC has not been a party to any tax shelter transaction or any similar transaction requiring disclosure under applicable Legal Requirements.

(p) SPAC is, and has always been resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been, treated as having a permanent establishment (within the meaning of an applicable Tax treaty), branch or taxable presence in any jurisdiction other than in its jurisdiction of incorporation.

(q) SPAC has not taken, permitted or agreed to take any action, does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to cause SPAC to be treated as a Tax resident of any jurisdiction other than the U.S. following the Transactions.

5.15. Employees; Benefit Plans. Other than any former officers or as described in the SPAC SEC Reports, SPAC has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any employee. SPAC has never and does not currently maintain, sponsor, contribute to or have any direct or indirect liability under any SPAC Employee Benefit Plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in or trigger any payment (including severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer or employee of SPAC; or (b) result in the acceleration of the time of payment or vesting of any such employee benefits. Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any amount that would not be deductible by New PubCo or its Subsidiaries by reason of Section 280G of the Code with respect to any amount paid or payable under a SPAC Employee Benefit Plan or any other arrangement entered into by SPAC or its Affiliates prior to the Closing Date.

5.16. Board Approval; Shareholder Vote. The board of directors of SPAC (including any required committee or subgroup of the board of directors of SPAC) has, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements to which it is a party, the Aggregate SPAC Stockholder Consideration and the consummation of the Transactions, (b) determined that the consummation of the Transactions is in the best interest of the SPAC, (c) made the SPAC Recommendation, and (d) directed that this Agreement be submitted to the shareholders of SPAC for their adoption. Other than the SPAC Stockholder Approval, no other corporate proceedings on the part of SPAC are necessary to approve the consummation of the Transactions.

5.17. Affiliate Transactions. Except as described in the SPAC SEC Reports, no Contract between SPAC, on the one hand, and any of the present or former directors, officers, employees, shareholders, stockholders or warrant holders or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

5.18. Brokers. Except as set forth in Section 5.18 of the SPAC Disclosure Schedule, SPAC does not have any liability or obligation to pay any fees or commissions to any broker, finder, investment banker, agent or other similar Person with respect to the Transactions.

5.19. SPAC’s Investigation and Reliance. SPAC is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company, the Company Subsidiaries and the Transactions, which investigation, review and analysis were conducted by SPAC together with expert advisors, including legal counsel, that SPAC has engaged for such purpose. SPAC and its Representatives have been provided with adequate access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and the Company Subsidiaries and other information that they have requested in connection with their investigation of the Company, the Company Subsidiaries and the Transactions. SPAC has not relied on or is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule). Neither the Company nor any Company Subsidiary nor any of their respective securityholders, Affiliates or Representatives shall have any liability to SPAC or any of its securityholders, Affiliates or Representatives resulting from the use of any information, documents or materials made available to SPAC or any of its Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its securityholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company or any Company Subsidiary.

5.20. Disclaimer of Other Warranties. SPAC HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY INSIDER, ANY OF THE GROUP COMPANIES, OR

ANY OF THE RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY, NEW PUBCO OR MERGER SUB IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO SPAC OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO SPAC OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN IN THE TRANSACTION AGREEMENTS. SPAC HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. SPAC ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, SPAC HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY, NEW PUBCO AND MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.20, CLAIMS AGAINST ANY GROUP COMPANY, NEW PUBCO, MERGER SUB OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

6.1. Conduct of Business by the Company, the Company Subsidiaries, New PubCo, Merger Sub and the Intermediate Companies. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Merger Effective Time (the “Interim Period”), the Company, New PubCo, and Merger Sub shall, and New PubCo and the Company shall cause each of the Intermediate Companies and Company Subsidiaries, respectively, to, carry on their respective businesses in the ordinary course, to use commercially reasonable efforts to preserve intact their respective business organizations, to retain their respective managers, directors, officers, employees and consultants, and to preserve their respective relationships with key customers and suppliers, in each case consistent with past practice, and in accordance with applicable Legal Requirements, except: (i) to the extent that SPAC shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as expressly permitted by this Agreement or any of the other Transaction Agreements; (iii) any actions taken in response to COVID-19 or any COVID-19 Measures or (iv) as expressly set forth in Section 6.1 of the Company Disclosure Schedule. Without limiting the generality of the foregoing, except as (A) expressly permitted by this Agreement or any of the other Transaction Agreements, (B) required by applicable Legal Requirements, (C) any actions taken in response to COVID-19 or any COVID-19 Measures or (D) expressly set forth in Section 6.1 of the Company Disclosure Schedule, without the prior written consent of SPAC (which consent, except with respect to clauses (c) and (k) below, shall not to be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company Parties shall not, and New PubCo and the Company shall cause the Intermediate Companies and Company Subsidiaries, respectively, not to, do any of the following:

(a) except in the ordinary course of business or as otherwise required by any existing Employee Benefit Plan or applicable Legal Requirements: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of more than $100,000 (or its equivalent in another currency) in the ordinary course of business and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative); (ii) grant or pay any severance, retention, transaction or change in control pay or benefits to, or otherwise increase the severance, retention, transaction or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business in exchange for a release of claims or pursuant to a Contract in existence as of the date of this Agreement; (iii) enter into, amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise; (v) grant any equity or equity-based compensation awards; (vi) hire or otherwise enter into any employment agreement with any executive officer or comparable level employee whose annual base compensation is greater than or equal to $200,000 (or its equivalent in another currency); or (vii) terminate any executive officer or comparable level employee whose annual base compensation is greater than or equal to $200,000 (or its equivalent in another currency), other than terminations for cause;

(b) (i) transfer, sell, assign, license, sublicense, encumber, impair, abandon or otherwise dispose of any right, title or interest in or to any Owned Intellectual Property that is material to any of the Group Companies; or (ii) voluntarily extend, amend, waive, cancel or modify any material rights in or to any Owned Intellectual Property that is material to any of the Group Companies, other than, in each of clauses (i) through (ii), non-exclusive licenses granted in the ordinary course of business or expirations of Intellectual Property in accordance with the applicable statutory term (if such term is non-renewable);

(c) other than seeking and negotiating PIPE Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

(d) make or declare any dividend or distribution to the equity holders of any Group Company, New PubCo, Merger Sub or the Intermediate Companies or make any other distributions in respect of any of the Group Companies’ capital stock or equity interests, except (i) dividends and distributions by a wholly-owned Subsidiary of a Group Company to such Group Company or another wholly-owned Subsidiary of such Group Company and (ii) repurchases of Company Ordinary Shares in connection with any termination of employment or other services;

(e) split, subdivide, combine, consolidate, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Group Companies’, New PubCo’s, Merger Sub’s or the Intermediate Companies’ capital stock, share capital or equity interests, except for any such transaction by a wholly-owned Subsidiary of a Group Company that remains a wholly-owned Subsidiary of such Group Company after consummation of such transaction;

(f) transfer, sell, assign, license, dispose, purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of any Group Company, New PubCo, Merger Sub or Intermediate Companies, except for transactions between a Group Company and any wholly-owned Subsidiary of such Group Company;

(g) delay payments of any accounts payable or other liability of a Group Company beyond its due date or the date when such liability would have been paid in the ordinary course; provided, that nothing in this clause (g) shall prohibit or otherwise restrict any of the Group Companies from delaying payments of accounts payable or other liabilities to the extent that any such Group Company is disputing in good faith such amounts owed in respect of such accounts payable or other liabilities;

(h) amend its Governing Documents;

(i) (i) merge, consolidate or combine with a third party, other than with SPAC; or (ii) except for transactions involving consideration to be paid by a Group Company of up to $10,000,000 (or its equivalent in another currency), acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

(j) voluntarily dispose of, amend or fail to renew any Company Real Property Lease other than in the ordinary course of business and as would not reasonably be expected to be material to the Group Companies, New PubCo, Merger Sub or the Intermediate Companies, individually or in the aggregate;

(k) other than with respect to Intellectual Property, voluntarily sell, assign, lease, license, sublicense, abandon, divest, transfer, convey, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing with respect to, material assets or properties of the Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(l) (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Group Companies, New PubCo or Merger Sub and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of $10,000,000 in the aggregate other than (x) in connection with additional borrowings, extensions of credit and other financial accommodations from the existing lenders or under existing credit facilities, notes and other Indebtedness existing as of the date of this Agreement, (y) guarantees of any Indebtedness of any Company Subsidiaries, New PubCo or Merger Sub and (z) Indebtedness that qualifies as Company Transaction Expenses; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Group Companies, New PubCo or Merger Sub in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Group Companies, New PubCo or Merger Sub other than ordinary course compromises of amounts owed to the Group Companies, New PubCo or Merger Sub by their respective customers;

(m) compromise, settle or agree to settle any Legal Proceeding involving payments by any Group Company, New PubCo, Merger Sub or the Intermediate Companies of $1,000,000 or more, or that imposes any material non-monetary obligations on a Group Company, New PubCo, Merger Sub or the Intermediate Companies (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);

(n) except in the ordinary course of business: (i)(A) modify, amend in a manner that is adverse to the applicable Group Company, New PubCo, Merger Sub or the Intermediate Companies or terminate any Company Material Contract; or (B) enter into any Contract that would have been a Company Material Contract, had it been entered into prior to the date of this Agreement; or (ii) modify or amend any material term under the Existing Credit Agreements or terminate the Existing Credit Agreements or any commitments thereunder;

(o) except as required by IFRS (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(p) (i) make, change or revoke any material Tax election, (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (iii) file any amended material Tax Return other than any such amendments that would be consistent with the past practice, (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes, (v) settle or consent to any claim or assessment relating to any material amount of Taxes, or (vi) surrender or allow to expire any right to claim a refund of material Taxes;

(q) authorize, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Group Company, New PubCo, Merger Sub or the Intermediate Companies;

(r) enter into, renew or amend any (i) transaction or Contract with a Company Shareholder or any of their respective family members or other related Persons that would require disclosure of transactions therewith under Item 404 of Regulation S-K promulgated by the SEC, (ii) Contract between any Group Company and any broker, finder, investment banker or financial advisor with respect to any of the Transactions or (iii) agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates (other than the Group Companies, New PubCo or Merger Sub), other than (A) payments or distributions relating to obligations in respect of arm’s-length commercial transactions in the ordinary course, (B) reimbursement for reasonable expenses incurred in connection with any of the Group Companies, New PubCo or Merger Sub, (C) Employee Benefit Plans, and (D) employment arrangements entered into in the ordinary course;

(s) engage in any material new line of business (it being understood that this Section 6.1(s) shall not restrict the Group Companies from extending its business into new geographies);

(t) amend any Contract set forth in Section 4.20(a) of the Company Disclosure Schedule (or that would have been required to be set forth therein if such Contract existed on the date hereof) or any Contract of a type described in Section 4.22;

(u) take any action that is reasonably likely to prevent, materially delay or impede the consummation of the transactions contemplated by this Agreement;

(v) take any COVID-19 Measures not in effect as of the date of this Agreement other than any COVID-19 Measures reasonably implemented in good faith and with respect to which, if material, the Company provides notice to SPAC as soon as practicable following such action; or

(w) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(a) through Section 6.1(v).

6.2. Conduct of Business by SPAC. During the Interim Period, SPAC shall carry on its business in the ordinary course, except: (i) to the extent that the Company shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as expressly permitted by this Agreement or any of the other Transaction Agreements; (iii) any actions taken in response to COVID-19 or any COVID-19 Measures or (iv) as expressly set forth in Section 6.2 of the SPAC Disclosure Schedule. Without limiting the generality of the foregoing, except as (A) expressly permitted by this Agreement (including as contemplated by any Extension or the PIPE Investments) or any of the other Transaction Agreements, (B) set forth in Section 6.2 of the SPAC Disclosure Schedule, (C) required by applicable Legal Requirements or (D) any actions taken in response to COVID-19 or any COVID-19 Measures, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, SPAC shall not do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, stock, equity securities or property) in respect of any share capital (or warrant) or split, combine or reclassify any share capital (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant, or effect any like change in capitalization;

(b) reclassify, combine, split, subdivide, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC;

(c) other than in connection with a conversion of the Working Capital Loans into Working Capital Warrants, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

(d) amend its Governing Documents or the terms of any of the SPAC Warrants;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) (i) incur any Indebtedness or guarantee any such Indebtedness (other than borrowings and draw-downs under the Working Capital Loans in effect as of the date hereof) of another Person or Persons; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that SPAC shall be permitted to incur Indebtedness from its Affiliates and shareholders, including SPAC Sponsor, in order to meet its reasonable working capital requirements with any such loans (x) to be made only as reasonably required by the operation of SPAC in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length, (y) repayable at Closing, and (z) included as SPAC Transaction Expenses;

(g) except as required by U.S. GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

(h) (i) make, change or revoke any material Tax election; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement; (iii) file any amended material Tax Return other than any such amendments that would be consistent with past practice; (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes; (v) settle or consent to any claim or assessment relating to any material amount of Taxes; or (vi) surrender or allow to expire any right to claim a refund of material taxes;

(i) create any Liens on any material property or material assets of SPAC;

(j) liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC;

(k) commence, settle or compromise any Legal Proceeding material to SPAC or its properties or assets;

(l) engage in any material new line of business or engage in any commercial activities (other than to consummate the Transactions);

(m) (i) modify, amend or terminate the Trust Agreement or any PIPE Subscription Agreement or enter into, amend or terminate any other agreement related to the Trust Account or PIPE Investments; or (ii) enter into, modify, amend or terminate any other agreement with any SPAC Stockholders;

(n) amend or enter into any Contract set forth in Section 5.10 of the SPAC Disclosure Schedule (or that would have been required to be set forth therein if such Contract existed on the date hereof) or any Contract of a type described in Section 5.17;

(o) incur, in excess of $2,000,000 in the aggregate, any costs or expenses;

(p) hire or retain any employee or consultant or adopt or enter into any SPAC Employee Benefit Plan;

(q) grant any bonus, change in control payment, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of SPAC as a result of the consummation of the Transactions;

(r) take any COVID-19 Measures not in effect as of the date of this Agreement other than any COVID-19 Measures reasonably implemented in good faith and with respect to which, if material, SPAC provides notice to the Company as soon as practicable following such action; or

(s) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.2(a) through Section 6.2(r).

6.3. Requests for Consent. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an e-mail from the Company to one or more of the individuals (or such other persons as SPAC may specify by notice to the Company) set forth on Section 6.3 of the SPAC Disclosure Schedule specifically requesting consent under Section 6.1 shall constitute a valid request by the Company for all purposes under Section 6.1, and (b) an e-mail from SPAC to one or more of the individuals (or such other persons as the Company may specify by notice to SPAC) set forth on Section 6.3 of the Company Disclosure Schedule specifically requesting consent under Section 6.2 shall constitute a valid request by SPAC for all purposes under Section 6.2.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Proxy Statement / Registration Statement; Special Meeting; Shareholder Approval.

(a) Proxy Statement / Registration Statement.

(i) As promptly as reasonably practicable following the execution and delivery of this Agreement, New PubCo shall, in accordance with this Section 7.1(a), prepare and file, and the Company and SPAC shall assist and cooperate with the preparation and filing of, a registration statement on Form F-4 with the SEC (such registration statement (including the Proxy Statement) as amended or supplemented, the “Registration Statement / Proxy Statement”), which registration statement shall include a proxy statement to be sent to the SPAC Stockholders in advance of the Special Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) for the purposes of (I) registering under the Securities Act, to the extent permitted by applicable rules and regulations of the SEC, the New PubCo Ordinary Shares to be issued in connection with the Merger and the Contribution (including any New PubCo Ordinary Shares to be issued upon exercise of the SPAC Warrants assumed by New PubCo) (together, the “Registration Shares”), (II) providing SPAC Stockholders with notice of the opportunity to redeem their shares of SPAC Class A Common Stock (the “SPAC Stockholder Redemption”), and (III) soliciting proxies from holders of shares of SPAC Class A Common Stock to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the approval of the Merger; (3) the adoption and approval of each other proposal that either the SEC or NASDAQ (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (4) other proposals the Parties deem necessary or appropriate to consummate the Transactions; and (5) the adoption and approval of a proposal for the postponement or adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “SPAC Stockholder Matters”), all in accordance with and as required by the SPAC Governing Documents, applicable Legal Requirements, and any applicable rules and regulations of the SEC and NASDAQ. Each of New PubCo, the Company and SPAC shall use its reasonable best efforts to cause the Registration Statement / Proxy Statement to comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder and keep the Registration Statement / Proxy Statement effective as long as is necessary to consummate the Transactions.

(ii) SPAC shall file the definitive Proxy Statement with the SEC and cause such Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of SPAC in accordance with Section 7.1(b), as promptly as practicable following the effectiveness of the Registration Statement / Proxy Statement (such date, the “Proxy Clearance Date”).

(iii) Prior to each filing with the SEC of the Registration Statement / Proxy Statement and any other documents to be filed with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement thereto, New PubCo will make available to the Company and SPAC and their respective counsels a draft thereof and will provide the Company and New PubCo (including their respective counsel) with a reasonable opportunity to comment on such draft and shall consider such comments in good faith. New PubCo shall not file any such documents with the SEC without the prior written consent of the Company and SPAC (such consent not to be unreasonably withheld, conditioned or delayed). New PubCo will advise the Company and SPAC, promptly after it receives notice thereof, of: (A) the time when the Registration Statement / Proxy Statement has been filed; (B) the effectiveness of the Registration Statement / Proxy Statement; (C) the filing of any supplement or amendment to the Registration Statement / Proxy Statement; (D) the issuance of any stop order by the SEC or of the initiation or written threat of any proceeding for such purpose; (E) any request by the SEC for amendment of the Registration Statement / Proxy Statement; (F) any comments from the SEC relating to the Registration Statement / Proxy Statement and responses thereto; and (G) requests by the SEC for additional information relating to the Registration Statement / Proxy Statement. New

PubCo shall respond to any SEC comments on the Registration Statement / Proxy Statement as promptly as practicable and shall use commercially reasonable efforts to have the Registration Statement / Proxy Statement cleared by the SEC under the Securities Act as promptly as practicable; provided that prior to responding to any requests or comments from the SEC, New PubCo will make available to the Company and SPAC (including their respective counsels) drafts of any such response and provide the Company and SPAC (including their respective counsels) with a reasonable opportunity to comment on such drafts and will consider any such comments in good faith. Without limiting the foregoing, ahead of any subsequent filing of the Registration Statement / Proxy Statement, the Company shall use its reasonable best efforts to provide any financial statements (including pro forma financial statements) and information required by Regulation S-X and the other rules and regulations of the SEC for inclusion in the Registration Statement / Proxy Statement to the extent that the Financial Statements are no longer current under the Regulation S-X. All responses to SEC comments shall be prepared in compliance with Section 7.14 (including Schedule 7.14) to the extent of the matters addressed thereunder.

(iv) If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement / Proxy Statement so that the Registration Statement / Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, New PubCo shall promptly file an amendment or supplement to the Registration Statement / Proxy Statement containing such information. At any time prior to the Closing, the Company shall promptly inform SPAC and New PubCo of any action taken or not taken by the Company or any of its Subsidiaries or of any development regarding the Company or any of its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement / Proxy Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, SPAC, New PubCo and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement / Proxy Statement, such that the Registration Statement / Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by SPAC pursuant to this paragraph shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information. At any time prior to the Closing, SPAC shall promptly inform the Company and New PubCo of any action taken or not taken by SPAC or of any development regarding SPAC, in any such case which is known by SPAC, that would cause the Registration Statement / Proxy Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, SPAC, New PubCo and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement / Proxy Statement, such that the Registration Statement / Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by the Company and New PubCo pursuant to this paragraph shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information.

(v) New PubCo or SPAC, as applicable, shall make all necessary filings, as required for itself, with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws and any rules and regulations thereunder.

(vi) Each of the Company, SPAC and New PubCo agrees to use commercially reasonable efforts to promptly furnish to the other Parties and their respective Representatives all information within its possession concerning itself, its Subsidiaries, officers, directors, managers, stockholders and other equityholders, as well as information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement / Proxy Statement, a Current Report on Form 8-K,

Report of Foreign Private Issuer on Form 6-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of SPAC, New PubCo or the Company to any regulatory authority (including NASDAQ) in connection with the Transactions.

(b) SPAC shall, as promptly as practicable following the Proxy Clearance Date, take, in accordance with applicable Legal Requirements, NASDAQ rules and the SPAC Governing Documents, and will cause its Affiliates and Representatives to take, all action necessary to establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting and commence the mailing of the Proxy Statement to the SPAC Stockholders. SPAC shall convene and hold a special meeting of the SPAC Stockholders (the “Special Meeting”), for the purpose of obtaining the SPAC Stockholder Approval, which meeting shall be held not more than twenty-five (25) Business Days after the date on which SPAC mails the Proxy Statement to its shareholders. SPAC shall use reasonable best efforts to obtain the SPAC Stockholder Approval at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the SPAC Stockholder Approval. SPAC shall include the SPAC Recommendation in the Proxy Statement. SPAC shall keep the Company reasonably informed regarding all matters relating to the SPAC Stockholder Matters and the Special Meeting, including by promptly furnishing any voting or proxy solicitation reports received by SPAC in respect of such matters and similar updates regarding any redemptions. SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking the SPAC Stockholder Approval shall not be affected by any intervening event or circumstance, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of the SPAC Stockholders the SPAC Stockholder Matters, in each case, in accordance with this Agreement, regardless of any intervening event or circumstance. The board of directors of SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Recommendation. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to postpone or adjourn the Special Meeting on one or more occasions for up to forty-five (45) days in the aggregate to the extent that such postponement or adjournment is reasonably necessary to ensure that (i) any supplement or amendment to the Registration Statement / Proxy Statement that the board of directors of SPAC has determined in good faith and on the advice of counsel is required by applicable Legal Requirements is disclosed to SPAC Stockholders and for such supplement or amendment to be promptly disseminated to SPAC Stockholders prior to the Special Meeting to the extent required by applicable Legal Requirements, (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of SPAC Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) to seek withdrawals of redemption requests from SPAC Stockholders if SPAC reasonably expects the SPAC Stockholder Redemption payments would cause the condition in Section 8.2(e) to not be satisfied at the Closing; or (iv) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the SPAC Stockholder Matters; provided that in the event of a postponement or adjournment the Special Meeting shall be reconvened as promptly as practicable, following such time as the matters described in such clauses have been resolved; provided, further, that SPAC shall not be entitled to postpone or adjourn the Special Meeting without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

7.2. Certain Regulatory Matters. As promptly as practicable after the date of this Agreement, the Parties shall each prepare and file any required notifications or filings under any applicable Legal Requirements in connection with the Transactions. The Parties shall use commercially reasonable efforts to promptly and in good faith respond to all information requested of them by a Governmental Entity in connection with any such notifications and filings and otherwise use commercially reasonable efforts to cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary and will use commercially reasonable efforts to take other actions necessary or desirable to cause the expiration or termination of applicable waiting periods and the receipt of other required consents, approvals, authorizations and permits as promptly as practicable. Each Party will promptly provide the other with copies of all material written communications (and memoranda setting forth the substance of all material oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, each Party shall: (A) promptly inform the others of any material communication to or from a Governmental Entity regarding the Transactions; (B) permit each other to review in advance any material proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (C) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such Transactions; (D) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (E) keep the other reasonably informed as to the status of any such Legal Proceeding with respect to this Agreement or the Transactions; and (F) promptly furnish each other with copies of all material correspondence, filings (subject to appropriate redaction, and only to the extent allowed under applicable Legal Requirements) and material written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions.

7.3. Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement and as soon as required by applicable Legal Requirements, SPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved (not to be unreasonably withheld, conditioned or delayed) in advance in writing by the Company.

(b) Promptly after the execution of this Agreement, SPAC and the Company shall also issue a mutually agreeable joint press release announcing the execution of this Agreement.

(c) SPAC shall prepare a draft Current Report on Form 8-K announcing the results of the Special Meeting and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC prior to the Closing (“Special Meeting Form 8-K”), the form and substance of which shall be approved (not to be unreasonably withheld, conditioned or delayed) in advance in writing by the Company. New PubCo shall prepare a draft Current Report on Form 6-K announcing the Closing and such other information that may be required to be disclosed with respect to the Transactions (the “Closing Form 6-K”), the form and substance of which shall be approved (not to be unreasonably withheld, conditioned or delayed) in advance in writing by SPAC. As promptly as practicable following the Special Meeting, SPAC shall file the Special Meeting Form 8-K with the SEC. Concurrently with the Closing, or as soon as practicable thereafter, New PubCo shall file the Closing Form 6-K with the SEC. Prior to the Closing, SPAC and the Company shall prepare a mutually agreeable joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Closing, SPAC shall issue the Closing Press Release.

7.4. Confidentiality; Communications Plan; Access to Information.

(a) The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference to the extent not inconsistent with this Agreement. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated pursuant to its terms prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof, and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company, on the one hand, or SPAC, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality (including the Confidentiality Agreement); (iii) information acquired by a Party or their respective agents from a third party who was not bound to an obligation of confidentiality to the disclosing Party or an Affiliate thereof; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) outside legal counsel determines disclosure is required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by SPAC (in the case of disclosure by the Company Parties) or the Company (in the case of disclosure by SPAC).

(b) SPAC and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by SPAC, or SPAC, in the case of a public announcement by any Company Party (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), provided that the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and legally permissible, such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, except: (i) if such announcement or other communication is required by applicable Legal Requirements, in which case, other than, in the case of the Company Parties, routine disclosures to Governmental Entities made by any Company Party or its Affiliates in the ordinary course of business or any other communication by any Company Party or its Affiliates that is not widely disseminated, the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and legally permissible, such public announcement or public communication or dissemination and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; provided that such activities are permitted pursuant to the Transaction Agreements; provided further that the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and legally permissible, such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (iii) in the case of the Company Parties internal announcements to employees or external communications to banks, customers or suppliers, in each case, as the Company determines to be reasonably appropriate (such determination to be made by the Company in good faith); (iv) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement that are not widely disseminated; and (v) announcements and communications to other third parties to the extent necessary to seek, obtain or give consents, approvals, waivers or notices required as a result of the Transactions that are not widely disseminated.

(c) The Company will afford SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Group Companies during the period prior to the Closing to obtain information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Group Companies and New PubCo, as SPAC may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Group Companies. SPAC will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of SPAC during the period prior to the Closing to obtain information concerning the business, including properties, results of operations and personnel of SPAC, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of SPAC. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of any attorney-client or other privilege or, (ii) violate any Contract to which such Party or any of its Affiliates is a party or bound; provided that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii).

7.5. Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, and without limitation to any other covenant or agreement in this Agreement or any other Transaction Agreement, each of the Company, New PubCo, Merger Sub and SPAC agrees to use commercially reasonable efforts to take, or cause to be taken, actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including using commercially reasonable efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII, to be satisfied; (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, including registrations, declarations and filings with Governmental Entities, if any, and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding; (c) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions set forth on Section 7.5(b) of the Company Disclosure Schedule; (d) the termination of each agreement set forth on Section 7.5(c) of the Company Disclosure Schedule; (e) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (f) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of SPAC, sending a termination letter to Continental Trust substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything contained in this Section 7.5 or otherwise in this Agreement to the contrary, nothing in this Agreement shall be deemed to require SPAC or any Company Party to (and neither SPAC nor any Company Party shall, without the other Party’s prior written consent) offer, negotiate, agree to, consent to, or effect any divestiture, transfer, license or other disposition by itself or any of its Affiliates of shares or shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties, shares and capital stock, the incurrence of any liability or expense, or any other remedy, commitment or condition of any kind.

7.6. Information Supplied.

(a) The information supplied or to be supplied by or on behalf of SPAC for inclusion or incorporation by reference in the Registration Statement / Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement / Proxy Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Stockholders, as applicable, or at the time of the Special Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement / Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

(b) The information relating to the Group Companies, New PubCo and Merger Sub to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement / Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement / Proxy Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Stockholder, as applicable, or at the time of the Special Meeting, in the case of the Registration Statement

/ Proxy Statement, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, and in the case of the Proxy Statement, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement / Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

7.7. No SPAC Securities Transactions. None of the Company or any of its Subsidiaries will, directly or indirectly, engage in any transactions involving the securities of SPAC, take any other action with respect to the securities of SPAC in violation of the U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq, or cause or encourage any third party to do any of the foregoing, prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall direct each of its officers and directors to comply with the foregoing requirement.

7.8. No Claim Against Trust Account. Each Company Party acknowledges and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the Transactions are not, or, in the event of a termination of this Agreement, another business combination is not, consummated by the Business Combination Deadline or, SPAC will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, each of the Company Parties hereby irrevocably waives any right, title, interest or claim (whether based on contract, tort, equity or any other theory of legal liability) of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement, the Transactions or any negotiations, contracts or agreements with SPAC; provided that: (a) nothing herein shall serve to limit or prohibit any Company Party’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the SPAC Stockholder Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) (so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate any SPAC Stockholder Redemption) or for Intentional Fraud; and (b) nothing herein shall serve to limit or prohibit any claims that any Company Party may have in the future pursuant to this Agreement against SPAC’s assets or funds that are not held in the Trust Account (including, for the avoidance of doubt, any such assets or funds that have been released from the Trust Account). Notwithstanding anything herein to the contrary, this Section 7.8 shall survive the termination of this Agreement for any reason.

7.9. Disclosure of Certain Matters. Each of SPAC, New PubCo, Merger Sub, and the Company will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (ii) would require any amendment or supplement to the Registration Statement / Proxy Statement; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

7.10. Securities Listings. From the date hereof through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on, and for shares of SPAC Class A Common Stock to be listed on, NASDAQ. Prior to the Closing Date New PubCo shall apply for (and the Company and SPAC shall reasonably cooperate with New PubCo with respect thereto), and each shall use reasonable best efforts to, cause the Registration Shares issued in connection with the Transactions to be approved for listing on NASDAQ (or other public stock market or exchange in the United States as may be agreed by the Company and SPAC) and accepted for clearance by the Depository Trust Company, subject to official notice of issuance, at Closing.

7.11. No Solicitation.

(a) During the Interim Period, the Company shall not, and shall cause the Company’s Subsidiaries not to, and shall direct their respective Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than SPAC and its Representatives) concerning any merger, consolidation, sale of ownership interests and/or assets, recapitalization or similar transaction of, by or involving the Company, New PubCo or Merger Sub (each, a “Company Business Combination”); (ii) enter into any agreement regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. The Company shall, and shall cause the Company’s Subsidiaries to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person (other than SPAC and its Representatives) with respect to any Company Business Combination.

(b) During the Interim Period, SPAC shall not, and shall cause the SPAC Sponsor not to, and shall direct its Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company Parties and their respective Representatives) concerning any merger, consolidation, purchase of ownership interests or assets, recapitalization or similar business combination transaction of, by or involving SPAC (each, a “SPAC Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SPAC Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a SPAC Business Combination. SPAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.

(c) Each Party shall promptly (and in no event later than twenty-four (24) hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, such Party shall keep the other Parties reasonably informed of any material developments with respect to such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a Company Business Combination or SPAC Business Combination by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a Company Business Combination or SPAC Business Combination, as applicable.

7.12. Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental Trust (which notice SPAC shall provide to Continental Trust in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to Continental Trust pursuant to the Trust Agreement to be so delivered, including providing Continental Trust with the Trust Termination Letter; and (ii) shall use commercially reasonable efforts to cause Continental Trust to, and Continental Trust shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to SPAC Stockholders who properly elect to have their shares of SPAC Class A Common Stock redeemed for cash in accordance with the provisions of SPAC Governing Documents; (B) for income tax or other tax obligations of SPAC prior to the Closing; (C) to the underwriters of the initial public offering or any other person (including BofA Securities, Inc.) in accordance with the provisions of the SPAC IPO Business Combination Marketing Agreement with respect to any Fee (as defined therein); (D) for all

Outstanding Company Transaction Expenses and Outstanding SPAC Transaction Expenses to be paid pursuant to the terms of this Agreement; and (E) as repayment of Working Capital Loans, reimbursement of expenses to directors, officers and shareholders of SPAC and any other Indebtedness of SPAC, if any (which shall, for the avoidance of doubt, be deemed to be Outstanding SPAC Transaction Expenses); and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

7.13. Director and Officer Matters.

(a) New PubCo, Merger Sub and the Company.

(i) New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any New PubCo, Merger Sub or the Company (each, together with such person’s heirs, executors or administrators (a “Company D&O Indemnified Party”)), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six (6) years following the Closing Date, New PubCo shall, and shall cause the Company to, maintain in effect exculpation, indemnification and advancement of expenses provisions that are no less favorable than those of their respective Governing Documents as in effect immediately prior to the Closing Date, and New PubCo shall, and shall cause the Company to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Company D&O Indemnified Party unless required by applicable Legal Requirement; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) Prior to the Closing, New PubCo shall, or shall cause the Company to, purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) in respect of acts or omissions occurring prior to the Closing, covering each such Person that prior to the Closing is or was a director or officer of New PubCo, Merger Sub, Nuvini, or the Company on terms with respect to coverage, deductibles and amounts as is reasonably appropriate for companies of similar circumstances or as commercially practicable under market conditions at such time. The Company D&O Tail shall be maintained for the six-year period following the Closing. New PubCo shall maintain the Company D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.13(a)(ii).

(iii) The rights of each Company D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of New PubCo, or Merger Sub, Nuvini, or the Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of New PubCo and the Company under this Section 7.13(a) shall not be terminated or modified in such a manner as to adversely affect any Company D&O Indemnified Party without the consent of such Company D&O Indemnified Party. The provisions of this Section 7.13(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the Company D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.13(a).

(iv) If New PubCo or, after the Closing, the Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo or the Company, as applicable, assume the obligations set forth in this Section 7.13(a).

(b) SPAC.

(i) New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of SPAC (each, together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in the SPAC Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six (6) years from the Closing Date, New PubCo shall maintain in effect exculpation, indemnification and advancement of expenses provisions no less favorable than those of SPAC Governing Documents as in effect immediately prior to the Closing Date, and New PubCo shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party unless required by applicable Legal Requirement; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) Prior to the Closing, the SPAC shall purchase and pay a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person prior to the Closing that is or was a director or officer of SPAC on terms with respect to coverage, deductibles and amounts as is reasonably appropriate for companies of similar circumstances or as commercially practicable under market conditions at such time. The Company D&O Tail shall be maintained for the six-year period following the Closing. New PubCo shall maintain the SPAC D&O Tail in full force and effect for its full term and shall honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.13(b)(ii).

(iii) The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of SPAC, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of New PubCo and SPAC under this Section 7.13(b) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party. The provisions of this Section 7.13(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.13(b).

(iv) If New PubCo or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo assume the obligations set forth in this Section 7.13(b).

7.14. Tax Matters

(a) The Parties shall reasonably cooperate with each other and their respective tax counsel with respect to Tax matters and in connection therewith agree to take the actions and abide by the agreements and covenants set forth on Schedule 7.14.

(b) New PubCo, SPAC and the Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing or amendment of Tax Returns and any audit or other proceeding with respect to Taxes or Tax Returns of the New PubCo, SPAC or any Group Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions, but in each case excluding any Taxes required to be paid by SPAC in respect of any redemptions, including the SPAC Extension Redemptions and the SPAC Stockholder Redemptions, pursuant to the Inflation Reduction Act of 2022 (collectively, “Transfer

Taxes”) shall be borne and paid by New PubCo. Unless otherwise required by applicable Legal Requirement, New PubCo shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Merger Sub and SPAC and New PubCo shall reasonably cooperate with respect thereto as necessary). The Company and SPAC shall reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

7.15. New PubCo Board.

(a) SPAC and New PubCo shall take all necessary action to cause the New PubCo Board as of immediately following the Closing to consist of seven (7) directors, with at least two (2) directors designated by SPAC and five (5) directors designated by the current board of directors of the Company. SPAC and the board of directors of the Company shall make such designations prior to the Merger Effective Time. The Parties shall take all necessary actions consistent with applicable Legal Requirements to cause the New PubCo Board to be comprised of such designees.

(b) Any subsequent New PubCo Board shall be composed in accordance with and subject to the terms and conditions of the New PubCo A&R Memorandum and Articles of Association.

7.16. New PubCo Equity Plan.

(a) SPAC, New PubCo and the Company shall cooperate to establish an equity incentive plan (the “New PubCo Equity Plan”) for service providers of New PubCo and its subsidiaries, to be approved by New PubCo and the Company and effective as of (and contingent on) the Closing. The proposed form of the New PubCo Equity Plan shall be mutually agreed (in good faith) by SPAC and the Company prior to the Closing Date. New PubCo shall obtain the approval of the New PubCo Equity Plan from the New PubCo Board and the shareholder of New PubCo prior to the Closing, reserving a number of New PubCo Ordinary Shares for grant thereunder equal to the New PubCo Equity Plan Amount multiplied by the Exchange Ratio (or such higher number as may be mutually agreed by SPAC and the Company prior to the Closing Date).

(b) Notwithstanding anything herein to the contrary, each Party acknowledges and agrees that all provisions contained in this Section 7.16 are included for the sole benefit of SPAC, New PubCo and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of SPAC, New PubCo, the Company or any of their respective Affiliates to amend, terminate or otherwise modify any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement before, on or following the Closing, or (iii) shall confer upon any Person who is not a Party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

7.17. Financial Statements; Other Financial Information.

(a) As promptly as practicable after the date of this Agreement, the Company shall deliver to SPAC, for inclusion in the Registration Statement / Proxy Statement the PCAOB Financial Statements and shall use commercially reasonable efforts to obtain the consent of the independent auditors to use such PCAOB Financial Statements in the Proxy Statement and the Registration Statement / Proxy Statement.

(b) The Company, SPAC, New PubCo and Merger Sub shall each use their respective commercially reasonable efforts to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements and/or such financial statements for other periods as contemplated by the rules of the SEC) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by SPAC or New PubCo with the SEC in connection with the Transactions.

7.18. Company Party Shareholder Approvals. As soon as practicable after the Registration Statement / Proxy Statement becomes effective, each of the Company, Merger Sub and New PubCo agrees to solicit one or more written consent(s) from the Company Shareholders to give the Company Party Shareholder Approval, and upon receipt of such written consents, evidencing the Company Party Shareholder Approval, deliver such written consent(s) to SPAC within forty-eight (48) hours following the date of effectiveness the Registration Statement / Proxy Statement (the “Company Party Shareholder Approval Deadline”).

7.19. Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder or stockholder demands or other shareholder or stockholder Legal Proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreement or any other matters relating thereto (collectively, “Transaction Litigation”) commenced against, in the case of SPAC, it, its Affiliates or their respective Representatives (in their capacity as Representatives) or, in the case of the Company, it, its Affiliates or any of their respective Representatives (in their capacity as Representatives). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation. Notwithstanding the foregoing, subject to and without limiting the covenants and agreements, and the rights of the other Party set forth in the immediately preceding sentence, SPAC or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against SPAC or its Affiliates or any of their respective Representatives, and the Company or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against the Company or its Affiliates or any of their respective Representatives; provided, however, that prior to the Closing in no event shall either Party, its Affiliates, or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

7.20. Extension.

(a) The Company acknowledges that SPAC filed a proxy statement (as amended, the “Certificate Amendment Proxy Statement”) and on February 3, 2023, received approval from the SPAC Stockholders of an amendment to the SPAC Governing Documents, including its certificate of incorporation, pursuant to which the deadline by which SPAC must complete its initial business combination was extended (i) until July 8, 2023 and (ii) for up to five (5) successive one-month periods (the “Business Combination Deadline”), and upon the exercise of each such extension of the Business Combination Deadline, the SPAC Sponsor or its designee has agreed to advance to SPAC as a loan, for deposit into the Trust Account, an amount set forth in the Certificate Amendment Proxy Statement for each share of SPAC Class A Common Stock that remains outstanding (the “Certificate Amendment”).

(b) If the Closing shall not have occurred by July 8, 2023, the Parties agree that, so long as the Transactions have not been permanently enjoined or prohibited by the terms of a final non-appealable order, judgment, decree, award or a law, rule or regulation enacted, issued, promulgated, enforced or entered by a Governmental Entity, SPAC shall use reasonable best efforts to extend the Business Combination Deadline (each, an “Extension”) as provided for in the Certificate Amendment in each case, on a month-to-month basis prior to the then current Business Combination Deadline, until the earlier to occur of the Closing or the termination of this Agreement in accordance with the provisions set forth in Section 9.2. For the avoidance of doubt, any Extension pursuant to this Section 7.20(b) shall be deemed to automatically extend the Outside Date until the deadline of the then applicable Extension.

7.21. Termination of Specified Company Agreements. The Company shall, and shall cause each of its Subsidiaries to, terminate, subject to the Closing and effective as of the Merger Effective Time, those certain agreements (the “Specified Company Agreement”) set forth on Section 7.21 of the Company Disclosure Schedule.

7.22. PIPE Investment. Following the date hereof, the Parties shall use their commercially reasonable efforts to obtain commitments from one or more investors (collectively, the “PIPE Investors”) for a private financing (collectively, the “PIPE Investments”) pursuant to the terms of one or more subscription agreements (collectively, the “PIPE Subscription Agreements”), the terms of which will be mutually agreed by the Company and SPAC, with such private placement to be consummated prior to or substantially concurrently with the consummation of the Transactions.

7.23. Contribution Agreement. New PubCo shall, and the Company shall cause each Company Shareholder to, duly execute and deliver to SPAC the Contribution Agreement by the Contribution Agreement Execution Deadline. As promptly as reasonably practicable following the date hereof, the Company shall provide notice to all of the Company Shareholders informing them that this Agreement contemplates, among other things, the Contribution to occur at the Contribution Effective Time in accordance with the Contribution Agreement and this Agreement. At any time after the execution of the Contribution Agreement and prior to the Contribution Effective Time, the Company shall cause any Person who becomes a Company Shareholder to execute and deliver to the Company a joinder to the Contribution Agreement agreeing to be bound by and to observe all of the terms and conditions of the Contribution Agreement as a “Company Shareholder” party thereto. The Company shall provide written notice to SPAC of each such joinder executed following the date hereof.

7.24. Pre-Closing Company Indebtedness. Prior to the Contribution Effective Time, the Company shall use reasonable best efforts to reduce the indebtedness of the Company set forth on Section 7.24 of the Company Disclosure Schedule or incurred on or prior to the Contribution Effective Time in connection with acquisitive transactions entered into in accordance with the terms of this Agreement (the “Specified Indebtedness”), including renegotiating the terms of the Specified Indebtedness and converting all or a portion of the repayment obligations thereunder into Company Ordinary Shares, such that the aggregate amount of principal and interest accrued and payable at any time from and after the Closing under all the Specified Indebtedness does not exceed $10,000,000.

7.25. Amendment of Certain Contracts. Prior to the Contribution Effective Time, the Company shall take any and all actions necessary to negotiate amendments to the Contracts set forth on Section 8.3(j) of the Company Disclosure Schedule, with such amendments to be effective only following the Contribution Effective Time and which Contracts may be amended solely to (a) provide that any equity interests or other securities that would be issuable, purchasable or otherwise receivable from the Company or any of its Subsidiaries, or converted into such equity interest or other securities, shall instead be issued, purchased or received from New PubCo, or converted into equity of New PubCo, in each case in the form of New PubCo Ordinary Shares, or (b) for the purposes set forth on Section 8.3(j) of the Company Disclosure Schedule.

7.26. Intermediate Companies.

(a) As promptly as practicable after the date hereof, and in all events at least ten (10) Business Days prior to the anticipated Closing Date, (i) New PubCo will form or cause to be formed Intermediate 1 and Intermediate 2, and (ii) New PubCo will timely make (or cause to be made) protective entity classification elections on IRS Form 8832 for each of New PubCo, Intermediate 1 and Intermediate 2. Each such protective election shall elect classification as a corporation and shall be effective (i) from the date of formation with respect to each of Intermediate 1 and Intermediate 2, and (ii) from the date that is seventy (70) days prior to the filing of such election with respect to New PubCo.

(b) The Company Parties will take any actions necessary or appropriate such that at all times beginning with the formation of Intermediate 1 and Intermediate 2 through the close of business on the Closing Date, and as of the Closing (i) New PubCo will own all of the equity interests in Intermediate 1; (ii) Intermediate 1 will own all of the equity interests in Intermediate 2; and (iii) Intermediate 2 will own all of the equity interests in Merger Sub.

(c) As of immediately prior to the Closing, New PubCo will cause to have been contributed (as a capital contribution, and via successive capital contributions through each of Intermediate 1 and Intermediate 2) to Merger Sub (i) the Aggregate SPAC Stockholder Consideration that will be transferred to the holders of SPAC Common Stock as provided in Section 3.2(c); and (ii) the New PubCo warrants into which the SPAC Warrants are to be converted as provided in Section 3.2(e) (which Aggregate SPAC Stockholder Consideration and New PubCo warrants shall be transferred to the recipients thereof in connection with the Merger as provided in Section 3.2(e)), which contributions shall be made pursuant to contribution agreements executed prior to the Closing that are reasonably acceptable to SPAC.

7.27. Smart NX Acquisition. As promptly as practicable after the date hereof, but in any event within ten (10) Business Days following the date hereof, New PubCo shall deliver to SPAC proof of registration before the Commercial Registry of the State of Minas Gerais, Brazil, of the Amendment to the Articles of Association of Smart NX, executed on January 25, 2023 by means of which Nuvini S.A. subscribed for 30,253 new quotas of the stock capital of Smart NX Tecnologia Ltda., a sociedade limitada organized under the laws of Brazil (“Smart NX”) and acquired from GHJ Technology Holdings Limited, another 316,386 quotas of Smart NX, representing fifty five percent (55%) of the total stock capital of Smart NX; provided, that if no further action is required on the part of New PubCo in order to obtain such registration and the Commercial Registry of the State of Minas Gerais, Brazil, shall not have provided such proof before ten (10) Business Days following the date of this Agreement, New PubCo shall deliver such proof to SPAC as promptly as practicable after receipt by New PubCo of such proof.

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

8.1. Conditions to Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived, in writing, exclusively by both SPAC and the Company:

(a) The Parties will have received all necessary pre-Closing authorizations, consents, clearances, waivers and approvals of the Governmental Entities set forth on Section 8.1(a) of the Company Disclosure Schedule in connection with the execution, delivery and performance of this Agreement and the Transactions (or any applicable waiting period thereunder shall have expired or been terminated).

(b) At the Special Meeting (including any adjournments thereof), the SPAC Stockholder Approval shall have been obtained.

(c) The written consent(s), pursuant to Section 7.18, of the Company Party Shareholder Approval, shall have been obtained.

(d) The Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding) by the SEC seeking a stop order with respect to the Registration Statement / Proxy Statement.

(e) No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect.

(f) All Transaction Agreements shall be in full force and effect and shall have not been rescinded by any of the parties thereto.

(g) SPAC shall have at least $5,000,001 of net tangible assets following the exercise by the holders of shares of SPAC Class A Common Stock issued in SPAC’s initial public offering of securities and outstanding immediately before the Merger Effective Time of their right to redeem their shares of SPAC Class A Common Stock held by them into a pro rata share of the Trust Account in accordance with SPAC Governing Documents, and giving effect to the receipt by New PubCo of the net amount of proceeds actually contributed by investors in accordance with the terms and conditions of the PIPE Subscription Agreements upon consummation of the PIPE Investments.

(h) The New PubCo Ordinary Shares to be issued pursuant to this Agreement shall be approved for listing upon the Closing on NASDAQ (or any other public stock market or exchange in the United States as may be agreed by the Company and SPAC) subject to official notice of issuance thereof.

8.2. Additional Conditions to Obligations of the Company. The obligations of the Company, New PubCo and Merger Sub to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) (i) The Fundamental Representations of SPAC shall be true and correct, in all but de minimis respects (without giving effect to any limitation as to “materiality,” “SPAC Material Adverse Effect” or any similar limitation contained therein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (ii) all other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitations contained herein) on and as of the

Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a SPAC Material Adverse Effect.

(b) SPAC shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing in all material respects pursuant to the terms hereof.

(c) No SPAC Material Adverse Effect shall have occurred since the date of this Agreement.

(d) SPAC shall have delivered to the Company a certificate, signed by an authorized representative of SPAC and dated as of the Closing, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

(e) The SPAC Cash shall equal or exceed the Minimum Cash Amount.

(f) SPAC shall have delivered to the Company a copy of the Registration Rights Agreement duly executed by the SPAC Sponsor.

(g) SPAC shall have delivered to the Company a copy of the Lock-up Agreement duly executed by the SPAC Sponsor.

(h) SPAC shall have delivered to the Company counterparts of each other Transaction Agreement contemplated to be executed at the Closing duly executed by SPAC.

8.3. Additional Conditions to the Obligations of SPAC. The obligations of the SPAC to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by SPAC:

(a) (i) The Fundamental Representations of the Company, New PubCo and Merger Sub shall be true and correct in all but de minimis respects (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or any similar limitation contained therein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (ii) all other representations and warranties of the Company, New PubCo and Merger Sub set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (ii), where any failures of such representations and warranties of the Company, New PubCo and Merger Sub to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.

(b) The Company, New PubCo and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing in all material respects pursuant to the terms hereof, except for those agreements and covenants contained in Section 7.24.

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(d) The Company shall have delivered to SPAC a certificate, signed by an authorized representative of the Company and dated as of the Closing, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

(e) The Contribution Agreement, duly executed by each of the Company Shareholders and any Person who executes a joinder to such Contribution Agreement in accordance with Section 7.23, shall have been delivered to SPAC, and the Contribution and the transactions contemplated thereby shall have been consummated in accordance with the provisions thereof.

(f) All parties to the Registration Rights Agreement (other than SPAC Sponsor) shall have delivered, or caused to be delivered, to SPAC copies of the Registration Rights Agreement duly executed by all such parties.

(g) All parties to the Lock-up Agreement (other than SPAC Sponsor) shall have delivered, or caused to be delivered, to SPAC copies of the Lock-up Agreement duly executed by all such parties.

(h) Each of the Company, New PubCo and/or Merger Sub shall have delivered to SPAC each other Transaction Agreement contemplated to be executed at the Closing duly executed by the Company, New PubCo and/or Merger Sub, as applicable.

(i) The Company shall have delivered termination agreements with respect to each Specified Company Agreement duly executed by the Company.

(j) The Company shall have delivered amendments to the Contracts set forth on Section 8.3(j) of the Company Disclosure Schedule in accordance with the terms of Section 7.25.

8.4. Frustration of Conditions. Neither SPAC nor the Company may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other Party hereto to be satisfied.

ARTICLE IX

TERMINATION

9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of SPAC and the Company at any time;

(b) by either SPAC or the Company if the Closing shall not have occurred by July 8, 2023 (such date, as it may be extended in accordance with this clause (b), the “Outside Date”); provided that the Outside Date shall be automatically extended for an additional period ending on the last date for SPAC to consummate a business combination pursuant to any Extension that may be sought and obtained by the SPAC pursuant to Section 7.20; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either SPAC or the Company if a Governmental Entity shall have issued an Order, enacted, promulgated or enforced a Legal Requirement or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order, Legal Requirement or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of SPAC, or if any representation or warranty of SPAC shall have become untrue, in either case, such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such breach by SPAC is curable by SPAC prior to the Closing, then the Company must first provide written notice of such breach to SPAC and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) thirty (30) days after delivery of written notice from the Company to SPAC of such breach; and (ii) the Outside Date; provided, further, that SPAC continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if such breach by SPAC is cured within such 30-day period);

(e) by SPAC, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company, New PubCo or Merger Sub or if any representation or warranty of the Company, New PubCo or Merger Sub shall have become untrue, in either case such that the conditions set forth in Article VIII, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such breach is curable by the Company, New PubCo or Merger Sub, as applicable, prior to the Closing, then SPAC must first provide written notice of such breach to the Company and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) thirty (30) days after delivery of written notice from SPAC to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company, New PubCo or Merger Sub, as applicable, continues to exercise commercially reasonable efforts to cure such breach (it being understood that SPAC may not terminate this Agreement pursuant to this Section 9.1(e) if such breach by the Company, New PubCo or Merger Sub is cured within such 30-day period);

(f) by (i) either SPAC or the Company, if, at the Special Meeting (including any adjournments thereof), the SPAC Stockholder Approval is not obtained or (ii) SPAC, if, the Company Party Shareholder Approval has not been obtained by the Company Party Shareholder Approval Deadline; and

(g) By the Company, if an Extension has not been obtained prior to the Outside Date (as such Outside Date may be extended pursuant to Section 7.20(b)).

9.2. Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.4, Section 7.8, this Section 9.2, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for its own Willful Breach of this Agreement or its own Intentional Fraud.

ARTICLE X

NO SURVIVAL

10.1. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary shall limit: (a) the survival of (i) any covenant or agreement of the Parties (including the agreements set forth in Section 7.12 and Section 7.4) which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms, and (ii) the provisions of Article XI; or (b) the liability of any Person with respect to its own Intentional Fraud.

ARTICLE XI

GENERAL PROVISIONS

11.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered on a Business Day; (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid; or (e) when emailed, if delivered by email during normal business hours (and otherwise as of the immediately following Business Day). Such communications, to be valid, must be addressed as follows:

if to SPAC, to:

Mercato Partners Acquisition Corporation

2750 E. Cottonwood Parkway, Suite #500

Cottonwood Heights, Utah

Attention:	Scott Klossner
Email:	sklossner@mercatopartners.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:	Ryan Maierson
Drew Capurro
Thomas Verity
Email:	ryan.maierson@lw.com
drew.capurro@lw.com
thomas.verity@lw.com

and

Machado Meyer Sendacz e Opice Advogados

Av. Brigadeiro Faria Lima 3200

São Paulo – SP/Brazil

Attention:	Mariana Meditsch
Email:	mmeditsch@machadomeyer.com.br

if to any Company Party, to:

Nuvini Holdings Limited

c/o Services Cayman Limited

Willow House, Cricket Square

P.O. Box 10008

Grand Cayman KY1-1001

Cayman Islands

Attention:	Pierre Schurmann / Luis Busnello

Email:	p@nuvini.com.br /

lab@nuvini.com.br Attention:

and

Nuvini S.A.

Rua Jesuíno Arruda

No. 769, Room 20-B

Itaim Bibi

São Paulo - SP, 04532-082

Federal Republic of Brazil

Attention:	Pierre Schurmann/ Luis Busnello

Email:	p@nuvini.com.br /
lab@nuvini.com.br

with a copy to (which shall not constitute notice):

Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606-4637

United States of America

Attention:	Eddie Best / Esther Chang

Email:	ebest@mayerbrown.com / echang@mayerbrown.com

and

Tauil & Chequer Advogados Associados À Mayer Brown

Av. Pres. Juscelino Kubitschek

1455 - 5°, 6° e 7º andares

São Paulo – SP, 04543-011 - Vila Nova Conceição

Federal Republic of Brazil

Attention:	Carlos Motta / Rodolfo Constantino de Tella

Email:	cmotta@mayerbrown.com /

rtella@mayerbrown.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2. Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available in the “Project Agora” online virtual data room hosted by Datasite at least three (3) Business Days prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars (unless otherwise expressly stated).

11.3. Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.4. Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Exhibits, Annexes and Schedules hereto, the other Transaction Agreements and any other documents and instruments and agreements among the Parties or their respective Affiliates as contemplated by or referred to herein: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and current agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) are not intended to confer upon any other Person other than the Parties any rights or remedies; provided, however, that (i) each Company D&O Indemnified Party and each SPAC D&O Indemnified Party (and their respective successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, the provisions of Section 7.13, (ii) the Company Non-Recourse Parties and the SPAC Non-Recourse Parties (and their respective successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, the provisions of Section 11.14 and (iii) SPAC Sponsor, Latham & Watkins LLP and Mayer Brown LLP are intended third-party beneficiaries of, and may enforce, the provisions of Section 11.15 or Section 11.16, as applicable, that confer any right or privilege to such party.

11.5. Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) to the extent necessary, the Parties shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

11.6. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and immediate and irreparable harm or damage would occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which either party is entitled at law or in equity, each Party shall be entitled to equitable remedies against another Party for its breach or threatened breach of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement and specific enforcement of the terms and provisions of this Agreement, in each case, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

11.7. Governing Law. This Agreement and the consummation of the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

11.8. Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of any Delaware Chancery Court or Federal court of the United States of America sitting in Delaware, in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Legal Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Legal Proceeding is brought in an inconvenient forum; or (e) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

11.9. Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Legal Requirement or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

11.10. Expenses. All expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger or any other Transaction is consummated; provided that, for the avoidance of doubt, if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Company Transaction Expenses and SPAC shall pay, or cause to be paid, all SPAC Transaction Expenses. Notwithstanding anything to the contrary herein, if the Merger and the other Transactions shall be consummated, New PubCo shall, on the Closing Date following the Closing, pay or cause to be paid by wire transfer of immediately available funds, all Outstanding Company Transaction Expenses and Outstanding SPAC Transaction Expenses from the combined cash accounts of SPAC and the Company Parties after the release of funds from the Trust Account and the PIPE Investments, if any.

11.11. Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.12. Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

11.13. Extension; Waiver. At any time prior to the Closing, SPAC (on behalf of itself), and the Company (on behalf of itself and the other Company Parties) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

11.14. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, New PubCo, Merger Sub or SPAC as named parties hereto. Except to the extent such Person is a party to this Agreement (and then only to the extent of the specific obligations undertaken by such Person as party to this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or other representative of any Company Party or of SPAC and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate (including SPAC Sponsor), agent, attorney, advisor or other Representative of any of the foregoing (each such Person in clauses (a) and (b) a “Non-Recourse Party”) shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of any Company Party or SPAC under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

11.15. SPAC Legal Representation. Each Party hereby agrees for itself and on behalf of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates, and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Latham and Watkins LLP (or any of its successors) may represent the SPAC Sponsor or any of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, and each Party, on behalf of itself and the other Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of Party, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not Latham and Watkins LLP provides legal services to SPAC Sponsor or its Affiliates after the Closing Date. Each Party, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between SPAC or SPAC Sponsor or any of their respective Affiliates and their respective counsel, including Latham and Watkins LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, do not pass to the Company, Merger Sub or New PubCo notwithstanding the Merger, and instead survive, remain with and are controlled by the SPAC Sponsor (the “SPAC Sponsor Privileged Communications”), without any waiver thereof. Each Party, on behalf of itself and the other Waiving Parties, agrees that none of them may use or rely on any of the SPAC Sponsor Privileged Communications, whether located in the records or email server of a Group Company or otherwise (including in the knowledge or the officers and employees of a Group Company), in any Legal Proceeding against or involving any of the SPAC Sponsor after the Closing, and each of them agrees not to assert that any privilege has been waived as to the SPAC Sponsor Privileged Communications.

11.16. Company Legal Representation. Each Party hereby agrees for itself and on behalf of its Waiving Parties, that Mayer Brown LLP (or any of its successors) may represent any Company Party or any of its respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, and each Party, on behalf of itself and the other Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each Party, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not Mayer Brown LLP provides legal services to Company or its Affiliates after the Closing Date. Each of Party, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between a Company Party or any of its respective Affiliates and respective counsel, including Mayer Brown LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, do not pass to the SPAC or the SPAC Sponsor notwithstanding the Merger, and instead survive, remain with and are controlled by the Company Parties (the “Company Party Privileged Communications”), without any waiver thereof. Each Party, on behalf of itself and the other Waiving Parties, agrees that none of them may use or rely on any of the Company Party Privileged Communications, whether located in the records or email server of a Group Company or otherwise (including in the knowledge or the officers and employees of a Group Company), in any Legal Proceeding against or involving any Company Party after the Closing, and each of them agrees not to assert that any privilege has been waived as to the Company Party Privileged Communications.

11.17. Disclosure Letters and Exhibits. The Company Disclosure Schedule and the SPAC Disclosure Schedule shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Schedule or the SPAC Disclosure Schedule, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of the Company, New PubCo or Merger Sub, on the one hand, or SPAC, on the other hand, as applicable, in this Agreement. Certain information set forth in the Company Disclosure Schedule and the SPAC Disclosure Schedule is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Schedule or the SPAC Disclosure Schedule is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Schedule or the SPAC Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or the SPAC Disclosure Schedule is or is not material for purposes of this Agreement. New PubCo may, from time to time prior to the Closing and no later than five (5) Business Days prior to the Closing Date, by written notice given to SPAC in accordance with this Agreement, supplement, amend, or add any section or part of the Company Disclosure Schedule (as amended, an “Updated Company Disclosure Schedule”) in order to add information or correct previously-supplied information, including in order to correct any information that, if not corrected, would constitute a breach of or inaccuracy in any representation or warranty made by Company, New PubCo or Merger Sub in this Agreement; provided, however, that unless the SPAC specifically agrees thereto in writing or consummates the Closing under this Agreement after receipt of an Updated Company Disclosure Schedule, in no event shall any Updated Company Disclosure Schedule (a) be deemed to cure any breach or any representation or warranty set forth in Article IV, (b) be considered to constitute or give rise to a waiver by the SPAC of any condition set forth in this Agreement or (c) the ability of the SPAC to terminate this Agreement in accordance with Section 9.1(e).

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

NUVINI HOLDINGS LIMITED

By:	/s/ Pierre Schurmann
Name: Pierre Schurmann
Title: Director

NVNI GROUP LIMITED

By:	/s/ Pierre Schurmann
Name: Pierre Schurmann
Title: Director

NUVINI MERGER SUB, INC.

By:	/s/ Pierre Schurmann
Name: Pierre Schurmann
Title: President

[Signature Page to Business Combination Agreement]

MERCATO PARTNERS ACQUISITION CORPORATION

By:	/s/ Scott Klossner
Name: Scott Klossner
Title: Chief Financial Officer

[Signature Page to Business Combination Agreement]

Exhibit A

Form of Contribution Agreement

[Intentionally omitted.]

Exhibit B

Form of Registration Rights Agreement

[Intentionally omitted.]

Exhibit C

Form of Lock-up Agreement

[Intentionally omitted.]

Exhibit D

Form of Certificate of Merger

[Intentionally omitted.]

Exhibit E

Form of New PubCo A&R Memorandum and Articles of Association

[Intentionally omitted.]

Annex C

CONTRIBUTION AND EXCHANGE AGREEMENT

THIS CONTRIBUTION AND EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of March 03, 2023 by and among all of the shareholders of Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands and a direct subsidiary of the Company’s shareholders (the “Company”), all of whom are set forth on Schedule 1 attached hereto (each such shareholder, a “Company Shareholder” and collectively, the “Company Shareholders”) and Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”). Each Company Shareholder and New PubCo are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

WHEREAS, each Company Shareholder is the legal and beneficial owner of that number of outstanding ordinary shares (the “Company Shares”) of the Company set forth next to their respective names on Schedule 1;

WHEREAS, the Company Shareholders constitute all of the shareholders of the Company and collectively are the legal and beneficial owners of (i) all of the issued and outstanding Company Shares, representing all of the Company’s outstanding capital stock as of the date hereof, and (ii) all of the issued and outstanding ordinary shares of New PubCo (the “Existing New PubCo Shares”), representing all of New PubCo’s outstanding share capital as of the date hereof;

WHEREAS, the Company, New PubCo, Nuvini Merger Sub, Inc., a Delaware corporation, and Mercato Partners Acquisition Corporation, a Delaware corporation (“SPAC”), entered into that certain Business Combination Agreement, dated as of February 26, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”); capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement;

WHEREAS, the Business Combination Agreement contemplates that, effective 5:00 p.m. New York time on the Business Day preceding the date on which the Merger occurs (such time, the “Contribution Effective Time”), the Company Shareholders will contribute to New PubCo all of the issued and outstanding Company Shares in exchange for newly issued ordinary shares of New PubCo and, after giving effect thereto, the Company will become a direct, wholly-owned subsidiary of New PubCo;

WHEREAS, the execution and delivery of this Agreement by the Parties and the consummation of the transactions contemplated hereby is a condition to the obligations of SPAC to consummate the transactions contemplated by the Business Combination Agreement pursuant to the terms thereof; and

WHEREAS, in consideration for the benefits to be received directly or indirectly by the Parties in connection with the transactions contemplated by the Business Combination Agreement and as a material inducement to SPAC agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Parties agree to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

OBLIGATIONS

Section 1.1 Contribution and Issuance.

(a) Each Company Shareholder shall, at the Contribution Effective Time (and in any event at or prior to the times required under the Business Combination Agreement), contribute, assign, transfer, convey and deliver to New PubCo all of such Company Shareholder’s right, title and interest in and to the Company Shares held by such Company Shareholder, free and clear of any Liens, and in exchange therefor, New PubCo shall issue to such Company Shareholder that number of new ordinary shares of New PubCo (“New PubCo Shares”) set forth opposite such Company Shareholder’s name on Schedule 1 attached hereto, as may be updated prior to the Contribution Effective Time, reflecting such Company Shareholder’s pro rata share of the Aggregate Company Shareholder Consideration (as defined in the Business Combination Agreement) (the “Contribution and Issuance”) and such Company Shareholder shall accept such issuance. At completion of the Contribution and Issuance in accordance with the terms hereof, New PubCo shall deliver to each Company Shareholder a copy of the register of members of New PubCo showing such Company Shareholder as the registered holder of such New PubCo Shares.

(b) Each Company Shareholder and New PubCo hereby agree to execute and deliver, or cause to be executed and delivered, all agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials, obtain or cause to be obtained all approvals and authorizations, in each case, as may be required by (i) with respect to such Company Shareholder that is an entity and New PubCo, their respective Governing Documents and (ii) applicable Legal Requirements, in each case, in connection with, or otherwise in furtherance of, the Contribution and Issuance, including (A) with respect to such Company Shareholder that is an entity and New PubCo, the approvals and authorizations from the relevant corporate bodies under their respective Governing Documents, (B) the execution of the instrument of transfer of such Company Shareholder’s right, title and interest to New PubCo at the Company’s share transfer book; and (C) the performance of any foreign exchange transactions required for the Contribution and Issuance and payment of the IOF/FX tax due. Without limiting the foregoing, at completion of the Contribution and Issuance in accordance with the terms hereof, each Company Shareholder shall deliver, or cause the Company to deliver, to New PubCo, with a copy to SPAC, a copy of the register of members of the Company showing New PubCo as the sole registered holder of the Company Shares.

(c) Upon the Contribution and Issuance, the Company Shareholders shall cease to have any rights with respect to the Company Shares, except the right to receive, hold and have title to the New PubCo Shares as provided herein, in each case, as the legal and beneficial owner of such New PubCo Shares. All New PubCo Shares to be issued by New PubCo in exchange for the Company Shares pursuant to this Agreement shall be free and clear of any Liens (other than any Liens set out in the Governing Documents of the New PubCo) and shall be deemed to have been issued fully paid-up and in full satisfaction of all rights pertaining to the Company Shares.

(d) For the avoidance of doubt, in the event of any equity dividend or distribution in respect of, or any share split, reverse share split, share consolidation, recapitalization, combination, conversion, exchange or the like transaction or event, affecting the Company Shares (excluding, however, the Contribution and Issuance), the term “Company Shares” shall be deemed to refer to and include the Company Shares as well as all such equity dividends and distributions and any securities into which or for which any or all of the Company Shares may be changed, converted or exchanged or which are otherwise received pursuant to such transaction or event.

Section 1.2 Further Assurances. During the term of this Agreement, each of the Company Shareholders and New PubCo agree not to take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect any of such Company Shareholder’s and New PubCo’s ability to perform its, his or her respective obligations under this Agreement, except as expressly contemplated by this Agreement.

Section 1.3 Waiver of Certain Provisions of Shareholders Agreement. Each of the Company Shareholders agrees that to the extent the transactions contemplated by this Agreement could be deemed to trigger any transfer rights (the “Transfer Rights”) granted to such Company Shareholders pursuant to Section 9 of that certain Shareholders’ Agreement Relating To Nuvini Holdings Limited, dated as of January 30th, 2023, by and between the Company Shareholders and the Company, each Company Shareholder hereby irrevocably waives the ability to exercise their respective Transfer Rights in connection with the transactions contemplated by this Agreement and the Business Combination Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS

Section 2.1 Each Company Shareholder hereby represents and warrants to New PubCo and SPAC that:

(a) Authorization. Such Company Shareholder has full power and authority to execute and deliver and perform its, his or her respective obligations under this Agreement. This Agreement has been duly and validly executed and delivered by such Company Shareholder and, assuming the due authorization, execution and delivery of this Agreement by New PubCo, constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies. The execution and delivery by such Company Shareholder of this Agreement, the performance by such Company Shareholder of its obligations hereunder and the consummation by such Company Shareholder of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate, limited liability company, limited partnership, or other entity action, and no other corporate, limited liability company, limited partnership, or other entity actions on the part of such Company Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(b) No Conflict. Neither the execution and delivery of this Agreement by such Company Shareholder nor the performance of such Company Shareholder’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to such Company Shareholder, (ii) results in any breach of any provision of Company Shareholder’s Governing Documents, (iii) conflicts with, results in a breach under, or gives rise to any right of termination of any Contract to which such Company Shareholder is a party or by which any of its assets are bound (in each case, with or without notice, lapse of time or both), or (iv) results in the creation or imposition of any Lien on or affecting the Company Shares held by such Company Shareholder, except, with respect to clauses (i), (iii) and (iv), as would not reasonably be expected to materially adversely affect the ability of such Company Shareholder to consummate, or to materially impede or delay, the Contribution and Issuance pursuant to this Agreement.

(c) No Consents. No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to the execution and delivery of this Agreement by such Company Shareholder or the consummation by such Company Shareholder of the Contribution and Issuance pursuant to this Agreement.

(d) Litigation; Orders. There is no Legal Proceeding pending or, to such Company Shareholder’s actual knowledge, following reasonable inquiry, threatened against or involving such Company Shareholder or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of such Company Shareholder to consummate, or to materially impede or delay, the Contribution and Issuance pursuant to this Agreement. There is no Order or, to such Company Shareholder’s actual knowledge, following reasonable inquiry, Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity effective and binding on such Company Shareholder or any of its Affiliates, that would reasonably be expected to materially adversely affect the ability of such Company Shareholder to consummate, or to materially impede or delay, the Contribution and Issuance pursuant to this Agreement.

(e) Ownership and Voting. Such Company Shareholder is the sole lawful, beneficial and record owner of, and holds good, valid and marketable title to, the Company Shares set forth against such Company Shareholder’s name on Schedule 1, free and clear of any Liens, other than as created by this Agreement or the Business Combination Agreement or arising under the Governing Documents of the Company. Such Company Shares are freely transferable and/or assignable to New PubCo. Such Company Shares constitute all of the such Company Shareholder’s equity interests in the Company, and such Company Shares represent the portion of the Company’s issued and outstanding capital set forth opposite to such Company Shareholder on Schedule 1. Such Company Shareholder does not own, beneficially or of record, or have any right to acquire any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries. Such Company Shareholder acknowledges that its agreement to contribute all of the equity securities of the Company held by it is a material inducement to New PubCo’s willingness to issue to such Company Shareholder the New PubCo Shares. As such, if after the execution of this Agreement it is discovered that such Company Shareholder is directly or indirectly the owner of any additional membership, equity or ownership interests not reflected herein (an “Undisclosed Interest”), such Company Shareholder hereby agrees to contribute, assign, transfer, convey and deliver to New PubCo all of such Company Shareholder’s right, title and interest in and to such Undisclosed Interest. Such Company Shareholder does not have any Contract to sell, transfer, grant participations in or otherwise dispose any of the Company Shares to any Person, other than this Agreement, the Business Combination Agreement and the other Transaction Agreements to which such Company Shareholder is a party. Such Company Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Company Shares by such Company Shareholder and, except for this Agreement, the Business Combination Agreement and the other Transaction Agreements to which such Company Shareholder is a party, such Company Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Company Shareholder to transfer any of the Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or delivery of consents in respect of any of the Company Shares held by such Company Shareholder.

(f) Regulation S. Such Company Shareholder is not in the U.S. and is not a U.S. Person and is acquiring the New PubCo Shares in offshore transactions outside the U.S. pursuant to the requirements of Rule 904 of Regulation S promulgated under the Securities Act (“Regulation S”) under the Securities Act. The New PubCo Shares will not be offered to such Company Shareholder in the U.S. and the time of the issuance of the New PubCo Shares, such Company Shareholder will be outside the U.S. This Agreement was completed, executed and delivered by such Company Shareholder outside the U.S. The terms “offshore transaction,” “U.S.” and “U.S. Person” have the respective meanings given to them in Regulation S.

(g) Investment Intent. Such Company Shareholder (i) is acquiring the New PubCo Shares for investment purposes, and (ii) is under no binding agreement to dispose of or otherwise transfer the New PubCo Shares issued to such Company Shareholder.

(h) No Consideration other than New PubCo Shares. Such Shareholder will not receive, directly or indirectly, any consideration other than New PubCo Shares in connection with the Contribution and Issuance.

(i) No Liabilities. No liabilities of such Company Shareholder will be assumed by New PubCo in connection with the Contribution and Issuance, nor will any Company Shares contributed to New PubCo by such Company Shareholder in connection with the Contribution and Issuance be acquired subject to any liabilities.

(j) Restrictions on Transfers. Such Company Shareholder understands that there are substantial restrictions on the transferability of the New PubCo Shares and that the certificates or book-entry positions representing the New PubCo Shares shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates or other instruments):

THE SECURITIES REPRESENTED BY THIS BOOK-ENTRY POSITION HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, SUBJECTED TO SECURITY, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND [NEW PUBCO] RECEIVES AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO [NEW PUBCO], THAT SUCH SECURITIES MAY BE OFFERED, SOLD, SUBJECTED TO SECURITY, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE SECURITIES LAWS OR (3) SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NEW PUBCO

Section 3.1 New PubCo hereby represents and warrants to each Company Shareholder:

(a) Authorization. New PubCo has full power and authority to execute and deliver and perform its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by such Company Shareholder and, this Agreement, assuming the due authorization, execution and delivery of this Agreement by each Company Shareholder, constitutes a valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies. The execution and delivery by New PubCo of this Agreement, the performance by New PubCo of its obligations hereunder and the consummation by New PubCo of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action, and no other corporate actions on the part of New PubCo are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(b) No Conflict. Neither the execution and delivery of this Agreement by New PubCo nor the performance of New PubCo’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to New PubCo, (ii) results in any breach of any provision of New PubCo’s Governing Documents, (iii) conflicts with, results in a breach under, or gives rise to any right of termination of any Contract to which New PubCo is a party or by which any of its assets are bound, or (iv) results in the creation or imposition of any Lien on or affecting any Existing New PubCo Shares or New PubCo Shares, except, with respect to clauses (i), (iii) and (iv), as would not reasonably be expected to materially adversely affect the ability of New PubCo to consummate, or to materially impede or delay, the Contribution and Issuance pursuant to this Agreement.

(c) No Consents. No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to the execution and delivery of this Agreement by New PubCo or the consummation by New PubCo of the Contribution and Issuance pursuant to this Agreement.

(d) Litigation; Orders. There is no Legal Proceeding pending or, to New PubCo’s actual knowledge, following reasonable inquiry, threatened against or involving New PubCo or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of New PubCo to consummate, or to materially impede or delay, the Contribution and Issuance pursuant to this Agreement. There is no Order or to New PubCo’s actual knowledge, following reasonable inquiry, Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity effective and binding on New PubCo or any of its Affiliates that would reasonably be expected to materially adversely affect the ability of New PubCo to consummate, or to materially impede or delay, the Contribution and Issuance pursuant to this Agreement.

(e) Issuance of New PubCo Shares. The New PubCo Shares contemplated pursuant to this Agreement have been duly authorized and upon consummation of the transactions contemplated by this Agreement, the New PubCo Shares will be validly issued, fully paid, nonassessable, issued without application of preemptive rights, will have the rights, preferences and privileges specified in the Governing Documents of New PubCo, and will be free and clear of all Liens and restrictions, other than the restrictions imposed by applicable securities Laws or the Governing Documents of New PubCo. The New PubCo Shares will not be issued in violation of and will not be subject to any preemptive rights, resale rights, rights of first refusal or similar rights. From and after the consummation of the Contribution and Issuance and immediately prior to the Closing, the New PubCo Shares set forth on Schedule 1 hereto shall constitute all of the then-existing issued and outstanding New PubCo Shares.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Notices. All notifications, consents, requests and/or other notices set out in this Agreement shall only be deemed valid and effective when made in writing and sent by letter with delivery receipt requested or by e-mail with return receipt requested. The notifications, consents, requests and/or other notices shall be sent to the numbers, e-mails and addresses (i) in the case of New PubCo, those set forth in Section 11.1 of the Business Combination Agreement and (ii) in the case of a Company Shareholder, as set forth on Schedule 1 attached hereto, which may be amended at any time by each Party upon written notice to the other Party.

Section 4.2 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit or Schedule, if any, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “or” shall be disjunctive but not exclusive. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the Party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

Section 4.3 Assignment. No Party shall assign or delegate (in whole or in part) its rights or obligations under this Agreement without the prior written consent of, in the case of a Company Shareholder, New PubCo and SPAC, and in the case of New PubCo, Company Shareholders holding in aggregate a majority of the Company Shares and SPAC.

Section 4.4 Binding Nature. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns.

Section 4.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party and SPAC. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 4.6 Enforcement Instrument and Specific Performance. All obligations assumed herein are irrevocable and irreversible and subject to specific performance. The Parties hereto agree that irreparable damage could occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the Parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 4.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except that SPAC is an intended third party beneficiary.

Section 4.8 Digital Signatures. The Parties represent and agree that this Agreement may be signed using electronic means, including DocuSign® provided by DocuSign, Inc. The Parties acknowledge the truthfulness, authenticity, integrity, effectiveness and efficacy of this Agreement and its terms, including its exhibits. Regardless of any delay by any of the Parties to provide its digital signatures in this Agreement, the Parties represent and acknowledge that the rights and obligations provided herein shall be deemed valid, effective and enforceable as of the date of signature indicated in the body of this Agreement.

Section 4.9 Termination. This Agreement shall automatically terminate upon the earliest to occur of (a) the Closing and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. In the event of a valid termination of the Business Combination Agreement, this Agreement shall be of no force and effect. No such termination or reversion shall relieve any Company Shareholder or New PubCo from any obligation accruing, or liability resulting, from its own Willful Breach of this Agreement occurring prior to such termination or reversion.

Section 4.10 Amendment. This Agreement may be amended by the Parties only with SPAC’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed) at any time prior to the Contribution Effective Time by execution of an instrument in writing signed on behalf of each of the Parties. Notwithstanding the foregoing, the Parties acknowledge that Schedule 1 is subject to further update and amendment by the Company to reflect additional Company Shareholder Parties who join this Agreement prior to the Contribution Effective Time and to conform with the Closing Payment Schedule delivered pursuant to the Business Combination Agreement, and such amendment of Schedule 1 shall not require the consent of SPAC so long as it conforms with the Closing Payment Schedule as finally determined pursuant to Section 3.7 of the Business Combination Agreement.

Section 4.11 Treatment of Company Options. Each Company Shareholder hereby acknowledges that in the event that any New PubCo Ordinary Shares reserved for issuance under the Company Share Plan subject to Rollover Options pursuant to Section 3.2 of the Business Combination Agreement and included in the Closing Payment Schedule are not ultimately issued pursuant to the Company Share Plan to the holders of such Company Options for any reason prior to the expiration of such Rollover Option (“Forfeited Options”), then, pursuant to Section 3.2(f)(ii) of the Business Combination Agreement, Rollover Options forfeited within twenty-four (24) months of the Closing Date shall be granted to beneficiaries of the Company Options or other employees, directors and officers, in each case as directed in writing by the board of directors of New PubCo. With respect to Rollover Options forfeited later than twenty-four (24) months following the Closing Date, then any New PubCo Ordinary Shares subject to such Forfeited Options shall be available for grants of new awards pursuant to the Company Equity Plan.

Section 4.12 Treatment of Earnout Shares. Each Company Shareholder hereby acknowledges that in the event that any New PubCo Ordinary Shares reserved for issuance under the pursuant to Section 3.2(g) of the Business Combination Agreement and included in the Closing Payment Schedule are not ultimately issued pursuant to the Earnout Agreements to the Persons indicated in such Agreements, then such Earnout Shares shall be issued instead to the Company Shareholders pro rata in accordance with the Closing Payment Schedule if such Company Shareholder is still a shareholder of New PubCo at the time of such issuance.

ARTICLE V

GOVERNING LAW AND JURISDICTION

Section 5.1 Governing Law. This Agreement and the consummation of the transactions contemplated hereunder, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the transactions contemplated hereunder, or the validity, interpretation, breach or termination of this Agreement and the consummation of the transactions contemplated hereunder, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 5.2 Disputes. The Parties and their successors shall exert their best efforts to solve on an amicable basis any disputes, differences or claims related to this Agreement.

Section 5.3 Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, or to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware, in each case in connection with any matter based upon or arising out of this Agreement. Each Party hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 4.1 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 5.3, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

NVNI GROUP LIMITED

By:	/s/ Pierre Schurmann
Name: Pierre Schurmann
Title: Director

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

HERU INVESTMENT HOLDINGS LTD.

By:	/s/ Pierre Schurmann
Name: Pierre Schurmann
Title: Director

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Antonio Carlos Araujo
Name: Antonio Carlos Araujo

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Antonio Luiz Polverini
Name: Antonio Luiz Polverini

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Carlos Thiago de Souza Araujo
Name: Carlos Thiago de Souza Araujo

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Daniel Mattos Simoes
Name: Daniel Mattos Simoes

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Diogo Ferraz de Andrade Corona
Name: Diogo Ferraz de Andrade Corona

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Moacir Fernandes de Campos
Name: Moacir Fernandes de Campos

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Monique Penteado Rodrigues Haidar
Name: Monique Penteado Rodrigues Haidar

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Neide Zingoni Guedes
Name: Neide Zingoni Guedes

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Plínio Haidar Filho
Name: Plínio Haidar Filho

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Roberta Rodrigues Haidar Novak
Name: Roberta Rodrigues Haidar Novak

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Silvio Navarro Guedes
Name: Silvio Navarro Guedes

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Rodrigo Natale
Name: Rodrigo Natale

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

VITORIA PREMIUM LTD.

By:	/s/ Gileno Pereira Portugal Júnio
Name: Gileno Pereira Portugal Júnio
Title: Director

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

MILABELLA LTD.

By:	/s/ José Antônio da Silva Barbosa
Name: José Antônio da Silva Barbosa
Title: Director

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

VEX COMMERCE WEALTH MANAGEMENT AND ADVISORY LTD.

By:	/s/ Decio Goldfarb
Name: Decio Goldfarb
Title: Director

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Bruno Carvalho Lino de Souza
Name: Bruno Carvalho Lino de Souza

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

LABSYL LTD.

By:	/s/ Luiz Antonio Busnell
Name: Luiz Antonio Busnello
Title: Director

By:	/s/ Sylvia Verre
Name: Sylvia Verre
Title: Director

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Edgard Gomes Corona
Name: Edgard Gomes Corona

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

/s/ Eduardo Rodrigues Haidar
Name: Eduardo Rodrigues Haidar

[Signature page to Contribution and Exchange Agreement]

COMPANY SHAREHOLDER

COPPI INTERNATIONAL LTD.

By:	/s/ Lessandro Heber Zacaron Gomes
Name: Lessandro Heber Zacaron Gomes
Title: Director

[Signature page to Contribution and Exchange Agreement]

SCHEDULE 1

List of Company Shareholders

[Intentionally omitted.]

S-1

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime.

The post-closing memorandum and articles of association that will become effective upon the completion of the Business Combination provide that New Nuvini shall indemnify its directors and officers (each, an “indemnified person”) to the maximum extent permitted by law against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s willful default or actual fraud, in or about the conduct of New Nuvini’s business or affairs or in the execution or discharge of his/her duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning New Nuvini’s company or its affairs in any court whether in the Cayman Islands or elsewhere.

The indemnification and exculpation provisions of the post-closing memorandum and articles of association are deemed to form part of the employment contract or terms of appointment entered into by each indemnified person with New Nuvini and accordingly are enforceable by such persons against New Nuvini.

In addition, the directors of New Nuvini may purchase and maintain insurance for the benefit of any indemnified person including insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or the exercise or purported exercise of their powers or otherwise in relation to or in connection with their duties, powers or offices in relation to New Nuvini.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling New Nuvini pursuant to the foregoing provisions, New Nuvini has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index on the page immediately before the signature page for a list of exhibits filed as part of this registration statement on Form F-4, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

See page F-1 for an index of the financial statements included in this registration statement on Form F-4.

Item 22. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the U.S. Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability of the registrant under the U.S. Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering’s by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved thereby, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description

2.1#+

Business Combination Agreement, dated as of February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (included as Annex A of this proxy statement/prospectus).

2.2*	Contribution Agreement by and among Nvni Group Limited and all of the shareholders of Nuvini Holdings Limited (included as Annex C of this proxy statement/prospectus).

3.1**	Memorandum and Articles of Association of Nuvini Holdings Limited.

3.2**	Form of Nvni Group Limited Memorandum and Articles of Association (included as Annex B to this proxy statement/prospectus).

4.1#	Warrant Agreement by and between Mercato Partners Acquisition Corporation and Continental Stock Transfer & Trust Company, dated as of November 3, 2021.

4.2**	Form of Warrant Assignment, Assumption and Amendment Agreement to be entered into among Mercato Partners Acquisition Corporation, Nvni Group Limited and Continental Stock Transfer & Trust Company, as warrant agent.

5.1**	Opinion of Carey Olsen Cayman Limited, Cayman Islands counsel to New Nuvini, as to the validity of securities being registered.

8.1**	Tax Opinion of Carey Olsen Cayman Limited.

10.2#	Sponsor Support Agreement, dated as of February 26, 2023, by and among Mercato Partners Acquisition Group, LLC, the persons listed on Schedule I thereto, Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and Nvni Group Limited (included as Annex D of this proxy statement/prospectus).

10.3#	Shareholder Voting and Support Agreement, dated as of February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and the other parties signatory thereto (included as Annex E of this proxy statement/prospectus).

10.4#	Form of Lock-up Agreement to be entered by and between Nvni Group Limited and each of the stockholders of the Company to be listed on Exhibit A thereto.

10.5#	Form of Registration Rights Agreement to be entered by and among Nvni Group Limited, Mercato Partners Acquisition Group, LLC, certain parties set forth on Exhibit A thereto and certain former shareholders of Nuvini Holdings Limited set forth on Exhibit B thereto (included as Annex F of this proxy statement/prospectus).

10.6#	Letter Agreement, dated November 3, 2021, by and among Mercato Partners Acquisition Corporation, its officers and directors and the Sponsor (incorporated by reference to Mercato’s Form 8-K, filed with the SEC on November 8, 2021).

10.7**	First Loan Agreement, dated as of August 23, 2021, by and between Nuvini S.A. and Pierre Schurmann.

10.8**	Second Loan Agreement, dated as of August 31, 2021, by and between Nuvini S.A. and Pierre Schurmann.

10.9**	Third Loan Agreement, dated as of January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann.

10.10**	Fourth Loan Agreement, dated as of January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann.

10.11**	Fifth Loan Agreement, dated as of February 1, 2022, by and between Nuvini S.A. and Pierre Schurmann.

10.12**	Sixth Loan Agreement, dated as of March 29, 2022, by and between Nuvini S.A. and Pierre Schurmann.

10.13**	Consolidated Amendment to the Loan Agreements, dated as of April 28, 2022, by and between Nuvini S.A. and Pierre Schurmann.

10.14**	Loan Agreement, dated as of May 20, 2022, by and between Nuvini S.A. and Accipiens Consultoria e Participações EIRELI.

10.15**	Loan Agreement, dated as of August 15, 2022, by and between Nuvini S.A. and Accipiens Consultoria e Participações EIRELI.

10.16**	Private Instrument of Credit Assignment, dated as of November 30, 2022, by and between Pierre Schurmann and Accipiens Consultoria e Participações EIRELI.

10.17**	Amendment to the Loan Agreements, dated as of December 10, 2022, by and between Nuvini S.A. and Pierre Schurmann.

10.18**	Loan Agreement, dated as of December 15, 2022, by and among Nuvini S.A., Pierre Schurmann and Heru Investimentos e Participações LTDA.

10.19**	Advisor Agreement, dated as of February 28, 2022, by and between Luiz Busnello and Nuvini S.A.

10.20**	Advisor Agreement, dated as of June 14, 2022, by and between Walter Leandro and Nuvini S.A.

10.21**	Fourth Amended Consolidated Issuance Deed of Debentures, dated as of April 25, 2022, entered into by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA. and Leadlovers Tecnologia LTDA.

10.22**	Fifth Amended Issuance Deed of Debentures, dated as of December 16, 2022, by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA., Leadlovers Tecnologia LTDA and Pierre Schurmann.

10.23#	Form of Indemnity Agreement.

10.24**	Form of New Nuvini 2023 Incentive Plan.

21.1**	A list of subsidiaries of New Nuvini.

23.1**	Consent of Latham & Watkins LLP.

23.2**	Consent of Carey Olsen Cayman Limited.

23.3**	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda.

23.4**	Consent of Marcum LLP.

24.1**	Power of Attorney (included on signature page hereto).

99.1#	Form of Proxy Card

99.2**	Consent of Pierre Schurmann to be named as a director.

99.3**	Consent of Luiz Busnello to be named as a director.

99.4**	Consent of Scott Klossner to be named as a director.

99.5**	Consent of Greg Warnock to be named as a director.

Exhibit 107**	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.
#	Previously filed.
+

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Nuvini Group Limited agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                , Brazil, on the         day of                 , 2023.

NVNI GROUP LIMITED

By:
Name: Pierre Schurmann
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Pierre Schurmann and Luiz Busnello, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                , 2023 in the capacities indicated:

Signature	Title
Chief Executive Officer and Chair of the Board
Pierre Schurmann	(Principal Executive Officer)

Director
Luiz Busnello

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Nvni Group Limited has signed this registration statement on                , 2023.

By:
Name:
Title: